Form 20-F
period 2005-06-30
CHEMGENEX PHARMACEUTICALS LTD
filed 2005-12-19
CIK 1175965

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F

(Mark One)
[]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                       OR


[X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                     FOR THE FISCAL YEAR ENDED JUNE 30, 2005
                         COMMISSION FILE NUMBER: 0-51373

                                       OR

                  [ ] TRANSITION REPORT PURSUANT TO SECTION 13
                 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to
                       Commission file number: 0-________
                                       OR
                [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13
                 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         Date of event requiring this shell company report..............
                     For the transition period from      to


                        CHEMGENEX PHARMACEUTICALS LIMITED

             (Exact name of Registrant as specified in its charter)
                                    AUSTRALIA
                 (Jurisdiction of incorporation or organization)

                                  PIGDONS ROAD
                                   WAURN PONDS
                            P.O. BOX 1069, GROVEDALE
                             VICTORIA 3216 AUSTRALIA
                       TELEPHONE NUMBER: 011-613-5227-2752
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:
              ORDINARY SHARES WITHOUT PAR VALUE ("ORDINARY SHARES")

             AMERICAN DEPOSITARY SHARES EACH REPRESENTING THE RIGHT
                         TO RECEIVE 15 ORDINARY SHARES

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      NONE

Indicate the number of outstanding shares of each of the issuer's class of capital or common stock as of June 30, 2005:
                 114,797,616 ORDINARY SHARES WITHOUT PAR VALUE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)) and (2) has been subject to such filing requirement for the past 90 days.
                                   Yes/No       YES

                      Indicate by check mark which financial statement item the registrant has elected to follow.

                              Item 17 X        Item 18 __



(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                                                  | | Yes | | No


            Please send copies of notice and communications from the
                     Securities and Exchange Commission to:

                                  Ross Kaufman
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                TABLE OF CONTENTS

                                                                                                               PAGE

GLOSSARY..........................................................................................................5

PART I............................................................................................................7

   ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..............................................7

   ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE............................................................7

   ITEM 3.     KEY INFORMATION....................................................................................7
     A.      Selected consolidated financial data.................................................................7
     B.      Capitalization and indebtedness.....................................................................10
     C.      Reasons for the offer and use of proceeds...........................................................10
     D.      Risk factors........................................................................................10

   ITEM 4.     INFORMATION ON THE COMPANY........................................................................18
     A.      History and development of the Company..............................................................18
     B.      Business overview...................................................................................19
     C.      Organizational structure............................................................................40
     D.      Property, plant and equipment.......................................................................40

   ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................................................41
     A.      Operating results...................................................................................45
     B.      Liquidity and capital resources.....................................................................49
     C.      Research and product development programs...........................................................50
     D.      Trend information...................................................................................56
     E.      Off-balance Sheet Arrangements......................................................................56
     F.      Tabular Disclosure of Contractual Obligations.......................................................56
     G.      Assets Acquired in a Business Combination to be used in Research & Development Activities...........56

   ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................................................58
     A.      Directors and senior management.....................................................................58
     B.      Compensation........................................................................................59
     C.      Board practices.....................................................................................60
     D.      Employees...........................................................................................65
     E.      Share ownership and options.........................................................................66

   ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................................................67
     A.      Major shareholders..................................................................................67
     B.      Related party transactions..........................................................................68
     C.      Interests of experts and counsel....................................................................69

   ITEM 8.     FINANCIAL INFORMATION.............................................................................69
     A.      Consolidated statements and other financial information.............................................69
     B.      Significant changes.................................................................................69

   ITEM 9.     THE OFFER AND LISTING.............................................................................70
     A.      Offer and listing details...........................................................................70
     B.      Plan of distribution................................................................................71
     C.      Markets.............................................................................................71
     D.      Selling shareholders................................................................................71
     E.      Dilution............................................................................................72
     F.      Expenses of the issue...............................................................................72

   ITEM 10.    ADDITIONAL INFORMATION............................................................................72
     A.      Share capital.......................................................................................72
     B.      Constitution........................................................................................72
     C.      Material contracts..................................................................................72
     D.      Exchange controls and other limitations affecting security holders..................................72
     E.      Taxation............................................................................................73
     F.      Dividends and paying agents.........................................................................79


     G.      Statement by experts................................................................................79
     H.      Documents on display................................................................................79
     I.      Subsidiary information..............................................................................80

   ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................................80

   ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............................................80
     A       Debt Securities.....................................................................................80
     B       Warrants and Rights.................................................................................80
     C       Other Securities....................................................................................81
     D       American Depositary Shares..........................................................................91

PART II..........................................................................................................82

   ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................................................82

   ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS.......................82

   ITEM 15.    CONTROLS AND PROCEDURES...........................................................................82

   ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT..................................................................83

   ITEM 16B    CODE OF ETHICS....................................................................................83

   ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES............................................................83

   ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES........................................84

   ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS............................84

PART III.........................................................................................................85

   ITEM 17.    FINANCIAL STATEMENTS..............................................................................85

   ITEM 18.    FINANCIAL STATEMENTS..............................................................................85

   ITEM 19.    EXHIBITS..........................................................................................85

                                    GLOSSARY



CML Chronic Myelogenous Leukemia is a malignant cancer of the bone marrow that causes rapid growth of the blood-forming cells (known as myeloid precursors) in the bone marrow, peripheral blood, and body tissues. CML can occur in adults (usually middle-aged) and children. CML affects 1 to 2 people per 100,000 and accounts for 7-20% cases of leukemia.

DACH-AC-PT                 (1R,2R-diaminocyclohexane) - (trans-diacetato) -
                           (dichloro) - platinum(IV) is a novel platinum analogue that has potential to treat several cancer types. The molecule has been licensed by the M. D.
                           Anderson Cancer Center in Houston, Texas to ChemGenex
                           Pharmaceuticals (CXS299). DACH-Ac-Pt was developed with the goal of overcoming the limitations of existing platinum-based anti-cancer therapeutics currently on the market.

GAD Glutamic Acid Decarboxylase is an enzyme found on the surface of beta cells in the pancreas. Levels of GAD in the blood are associated with an autoimmune process that leads to inflammation and destruction of beta cells, usually resulting in the development of type 1 diabetes. Diagnostic tests for GAD can be used to indicate an increased risk of type 1 diabetes.

HHT Homoharringtonine is a natural compound isolated from the Chinese evergreen tree Cephalotaxus harringtonia. HHT has a broad antitumor activity in rodents and antileukemic effects in humans. HHT is used in China for the treatment of leukemia.

MDS Myelodysplastic Syndrome is a group of conditions caused by abnormal blood-forming cells of the bone marrow. In MDS, the bone marrow cannot produce blood cells effectively, and many abnormal cells are destroyed before they leave the bone marrow or shortly after entering the bloodstream. This results in low blood counts causing anemia and other complications. It is estimated that there are between 10,000 and 15,000 new cases of MDS in the USA each year.

NAT-2 N-Acetyltransferase 2 is an enzyme that metabolizes aromatic amines and hydrazines in the body. Variations in the NAT-2 genes of humans (the NAT-2 genotype) are associated with NAT-2 activity, and individuals can be classified as being fast or slow acetylators. Variation in NAT-2 activity causes different rates of metabolic conversion of molecules ranging from caffeine to various therapeutics.

PSAMMOMYS OBESUS           A species of gerbil also known as the sand rat or the
                           Israeli sand rat. The animal is a well-defined model for dietary induced type 2 diabetes.

PSARL Presenilin-Associated Rhomboid-like protein is a protein located within the mitochondria that appears to be involved in the regulation of mitochondrial function and energy balance. The mitochondria are sub-cellular organelles that covert energy stored in molecules such as glucose to forms that can be directly used by the cell.

RATTUS NORVEGICUS          A common species of laboratory rat also known as the
                           brown rat or the Norway rat.

SGIP1 SH3-Domain GRB2-Like Interacting Protein 1 is a protein that appears to be involved in the regulation of the internalization of neurotransmitter receptors in the brain. Specifically, it appears that SGIP1 is a novel brain-specific component of the neuronal molecular machinery that regulates energy balance in mammals.

                          USE OF CERTAIN DEFINED TERMS

As used herein the terms "ChemGenex" and the "Company" refer to ChemGenex Pharmaceuticals Limited and its consolidated subsidiaries as at the date of filing.

          PRESENTATION OF FINANCIAL INFORMATION; AVAILABLE INFORMATION

The Company's fiscal year ends on June 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated. The Company prepares annual reports containing consolidated financial statements and an opinion thereon by an independent registered public accounting firm. Such financial statements are prepared on the basis of accounting principles generally accepted in Australia ("A GAAP"). This Annual Report on Form 20-F contains a reconciliation to accounting principles generally accepted in the United States of America ("U.S. GAAP") of net loss and shareholders' equity. The Company also prepares half-yearly reports prepared in conformity with A GAAP, which contain interim condensed consolidated financial information that are subjected to a review by an independent registered public accounting firm.

The Company's consolidated financial statements are reported in Australian dollars. In this Annual Report on Form 20-F, references to "U.S. dollars", US$ or "$" are to U.S. currency and references to "Australian dollars" or "A$" are to Australian currency.


                ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS

The Company is incorporated under the laws of New South Wales, Commonwealth of Australia. The majority of its directors and executive officers, and the experts named in this Annual Report, reside outside the U.S. A substantial part of the Company's assets, its directors' and officers' assets and such experts' assets are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon the Company or its directors, executive officers or such experts, or to enforce against them or the Company, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. In addition, the Company has been advised by its Australian lawyers, McCullough Robertson, that there is doubt that the courts of Australia will enforce against the Company, its officers, directors and experts named herein, judgments obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgments in original actions brought in Australian courts based upon the federal securities laws of the U.S.



                           FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the matters discussed in this Annual Report are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about the Company's and its strategic partners' respective plans, objectives, expectations, estimates, strategies, product approvals and development plans, and anticipated financial results. These statements are typically identified by the use of terms such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "could," "should," "seeks," "will," "would" and similar words. These statements are based on the Company's current expectations and beliefs concerning future events but are subject to risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, results of operations, markets, products, prices and prospects, and other factors discussed below and elsewhere in this Annual Report. These factors may cause the Company's results to differ materially from the statements made in this Annual Report or otherwise made by or on behalf of the Company. Item 3.D. "Risk Factors" is a summary (not listed in order of priority) of some of the risk factors that could adversely affect the Company's results. The risks and uncertainties described are not the only ones the Company faces. Additional risks not presently known to the Company or other factors not perceived by the Company to present significant risks to its business at this time also may impair its business operation. The Company does not undertake to update any of these forward-looking statements or to announce the results of any revisions to these forward-looking statements except as required by law.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.



ITEM 3.  KEY INFORMATION

A.       SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected financial data of the Company as of the dates and for each of the periods indicated. You should read the selected financial data set forth below together with Item 5. "Operating and Financial Review and Prospects" as well as the Company's audited consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.

The selected consolidated financial data as of June 30, 2005 and 2004 and for each of the three years in the period ended June 30, 2005 have been derived from, and are qualified in its entirety by reference to, the Company's audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. The selected financial data as of June 30, 2003, 2002 and 2001 and for each of the two years in the period ended June 30, 2002 have been derived from, and are qualified in its entirety by reference to the Company's audited consolidated financial statements and notes thereto which are not included in this Annual Report.


The Company prepares its consolidated financial statements in accordance with A GAAP, which differ in certain significant respects from U.S. GAAP. A description of the significant differences and reconciliations of net loss and shareholders' equity for the periods and as of the dates therein indicated are set forth in
Note 25 to the Company's consolidated financial statements included elsewhere herein.

Selected consolidated financial data as of and for the years ended June 30, 2005, 2004, 2003, 2002 and 2001 is set out below.

                                            --------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF FINANCIAL                 2005           2004           2003           2002           2001
PERFORMANCE DATA IN ACCORDANCE WITH A         AS RESTATED
GAAP:                                                  a)
                                            --------------------------------------------------------------------------

                                                                  A$'000, EXCEPT PER SHARE DATA
Revenues from ordinary activities                   4,095          3,595          5,205          4,688          4,683

Research and development expenditure              (4,621)        (4,387)        (4,651)        (4,853)        (6,153)
Employee costs(b)                                 (2,226)          (828)          (818)          (664)              -
Patent costs                                        (447)          (473)          (145)          (244)           (66)
Legal costs                                         (106)            (3)           (82)        (1,167)              -
Depreciation                                        (270)          (258)          (256)          (111)          (184)
Amortization                                        (848)           (31)              -              -              -
Non-current asset write-down(c)                         -              -          (294)              -        (2,139)
Borrowing costs expense                                 -              -              -            (6)           (25)
Other expenses from ordinary activities(d)        (2,238)          (786)          (846)        (5,109)        (2,659)
                                            --------------------------------------------------------------------------
Operating loss                                    (6,661)        (3,171)        (1,887)        (7,466)        (6,543)
Profit on sale of subsidiary                            -              -              -              -          3,125
                                            --------------------------------------------------------------------------
Net loss                                          (6,661)        (3,171)        (1,887)        (7,466)        (3,418)
                                            ==========================================================================

Basic and diluted loss per share (A$)(e)           (0.06)         (0.05)         (0.04)         (0.20)         (0.09)
Basic and diluted weighted average number
of shares(e)                                 105,707,630    57,678,611     47,598,708     37,904,261     37,816,968


                                            --------------------------------------------
CONSOLIDATED STATEMENTS OF FINANCIAL                  2005          2004           2003
PERFORMANCE DATA IN ACCORDANCE WITH U.S.
GAAP
                                            --------------------------------------------
                                              A$'000, EXCEPT PER SHARE DATA
Revenues from ordinary activities                    3,828         3,490          4,997
Net loss                                           (6,187)      (20,060)        (1,943)
Basic and diluted loss per share (A$)               (0.06)        (0.35)         (0.04)


                                              --------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF FINANCIAL                   2005           2004           2003           2002           2001
POSITION DATA IN ACCORDANCE WITH A GAAP:
                                              --------------------------------------------------------------------------
                                                                               A$'000
Cash assets                                           8,512            942          3,059          2,383          7,095
Plant and equipment, net                                587            842          1,067          1,303            345
Total assets                                         25,727         18,834          4,310          4,339          8,304
Long-term debt                                            -              -              -              -             16
Total liabilities                                     1,340          2,121            447          4,728          1,379
Net assets                                           24,387         16,713          3,863          (389)          6,925
Accumulated deficit                                (71,073)       (64,411)       (61,240)       (59,353)       (51,887)
Contributed equity                                   84,593         70,257         54,236         48,097         47,945
Reserves                                             10,867         10,867         10,867         10,867         10,867



                                              ---------------------------------------------
CONSOLIDATED STATEMENTS OF FINANCIAL                   2005           2004            2003
POSITION DATA IN ACCORDANCE WITH U.S. GAAP
                                              ---------------------------------------------
                                                                  A$'000
Total assets                                          9,718          2,252           4,495
Net assets                                            8,378            131           4,048
Contributed equity                                   84,201         69,865          54,236

  (a) The A GAAP consolidated financial statements for the year ended June 30, 2005 have been restated. Refer to Note 24 to the Company's audited consolidated financial statements included elsewhere in this Annual Report for a description and summary of the significant effects of the restatement.

  (b) In fiscal 2001 the Company was party to an agreement that outsourced all employee costs. As such these costs, which cannot be broken out, form part of "Other expenses from ordinary activities."

  (c) Non-current asset write-down comprises the carrying amount of investments sold and diminution of investments.

  (d) Other expenses from ordinary activities comprise consulting and advisory costs (including management fees for fiscal 2002 and 2001), scientific advisory board costs, accounting and auditing costs, costs associated with original registration and NASDAQ listing, travel expenses and outsourced employee costs for fiscal 2001.

  (e) There was a 5:1 share split in fiscal 2001. Per share amounts and weighted average of number of shares outstanding for fiscal 2001 has been adjusted retroactively.

DIVIDENDS

No dividend has been paid by the Company in the five fiscal years up to and including fiscal 2005.



EXCHANGE RATES

The consolidated financial statements of the Company which form part of this Annual Report are presented in Australian dollars (A$).

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per A$1.00 as certified for customs purposes by the Federal Reserve Bank of New York.



MONTH             MONTH'S HIGHEST EXCHANGE RATE  MONTH'S LOWEST EXCHANGE RATE
November 2005                            0.7451                        0.7267
October 2005                             0.7644                        0.7436
September 2005                           0.7767                        0.7453
August 2005                              0.7754                        0.7461
July 2005                                0.7686                        0.7364
June 2005                                0.7810                        0.7472


                                                 AVERAGE
YEARS ENDED JUNE 30,
2005                                              0.7535
2004                                              0.7134
2003                                              0.5847
2002                                              0.5237
2001                                              0.5372

As at December 8, 2005 the Australian dollar closed at US$0.7507

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable.



C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.



D.       RISK FACTORS

Prospective investors and shareholders should be aware that any investment in the Company involves a degree of risk and should be made only by those with the necessary expertise to appraise the investment. In addition to the other information in this document, the following risk factors should be considered in evaluating whether to make or hold an investment in the Company. Any or all of these factors could have a material and adverse effect on the Company's operational results, financial condition and prospects. Furthermore, the trading price of ChemGenex shares could decline resulting in the loss of all or part of any investment therein.


THE COMPANY HAS A HISTORY OF OPERATING LOSSES AND NEGATIVE CASH FLOW AND MAY NEVER BECOME PROFITABLE

ChemGenex is a development stage company that has a history of operating losses. These losses have arisen mainly from the costs incurred in research and development of its products and general administrative costs. For the year ended June 30, 2005, the Company's net loss was A$6,661,206 and its accumulated deficit as of June 30, 2005 was A$71,072,449. The Company expects to continue to incur operating losses over the next three years and may never be profitable. To date, the Company has generated revenues through research and development funding from its partners, milestone payments and contract research. In order to support the research and development of the Company's business, the Company plans to incur expenses in excess of revenue. The Company's strategy is to utilize its understanding of the genetics of complex diseases and its expertise in medicinal chemistry to identify novel targets for therapeutic intervention and to develop personalized medicines particularly in the field of cancer. The discovery of novel gene and protein targets and the subsequent development of therapeutic products based on these targets is an expensive process and the Company has historically partnered its discovery programs in diabetes and obesity and in depression with international pharmaceutical companies (Merck Sante and Vernalis, respectively). The Company's cancer program has led to the development of two therapeutic agents that are currently in clinical trial in the U.S. The Company may not develop any products and any other products it may develop may not generate revenues.


ADDITIONAL FUNDING IS LIKELY TO BE REQUIRED TO GIVE THE COMPANY TIME TO REACH PROFITABILITY. RAISING SUCH ADDITIONAL FUNDING COULD ENTAIL RESTRICTIONS ON THE RIGHTS OF HOLDERS OF ORDINARY SHARES. IF THE COMPANY IS UNABLE TO RAISE ADDITIONAL FUNDS IT MAY HAVE TO CURTAIL ITS OPERATIONS.

The Company's need for capital at any given time depends on a number of factors, including:

          o the ability to enter collaborations to support its research and development programs;

          o the amount, and timing, of milestone payments the Company receives from its collaborators;

          o the rate of progress and cost of the Company's research activities;

          o the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

          o the costs and timing of obtaining regulatory approvals for the Company's products;

          o the emergence of competing products and other adverse market development; and

          o changes in, or termination of, the Company's existing collaboration and licensing arrangements.

The Company may not receive further revenues from collaboration and licensing agreements or changes in the development of the Company's drug candidates may cause available capital resources to be used more quickly than expected.

The Company is likely in the future to require additional funds, in addition to funds received from licensing and collaboration agreements, to continue research and development. It is likely that the Company will seek funds through further licensing and collaboration agreements and through additional sale of the Company's securities. The Company may not be able to secure licensing and collaboration agreements on satisfactory terms, if at all. Also, the public markets for issues of biotechnology company securities are volatile and competitive. The Company may not be able to attract additional funds on acceptable terms, if at all. The Company also may decide to access the public equity markets whenever conditions are favorable, even if the Company does not have an immediate need for additional capital at that time. If the Company raises additional funds by issuing equity securities, dilution to shareholders may result. This might be the case, for example, because U.S. investors may not be able to participate in certain fund raising, such as rights offerings, under applicable securities laws and may therefore be diluted. Other shareholders may not have the means to exercise their rights in such an offering, and will see their interests diluted, and the price at which any further capital raising is made also may be below the price at which other investors acquired their shares.

If adequate funds are not available, the Company may have to significantly reduce its research and development programs or obtain funds through licensing and collaboration agreements at an earlier stage in the drugs' development than the Company envisaged. If adequate funds are not available on acceptable terms, its ability to invest in the progress of its development programs and product portfolio will be materially and adversely affected, with the result that its prospects are less favorable. Following the issue of 14,900,000 shares at A$0.55 cents each on January 24, 2005 ChemGenex had working capital of approximately A$10.5 million. Based on the anticipated cash flow requirements of the Company's existing research and development activities, the Board has concluded that these funds should be sufficient to support operations into the second half of calendar 2006. The Board remains confident that adequate funds to continue the Company's operations will be raised from partnership agreements and/or equity placements as required in the future.


The Company anticipates a net loss in fiscal 2006.


IF THE COMPANY IS UNABLE TO RETAIN AND ATTRACT KEY EMPLOYEES, ITS SCIENTIFIC AND MANAGEMENT CAPABILITIES COULD BE REDUCED.

The loss of key employees could weaken the Company's scientific and management capabilities, resulting in delays in the development of its cancer clinical trials and broader research programs thus impacting negatively on the Company's business. ChemGenex is significantly dependent on certain scientific and management personnel, including Dr. Gregory R. Collier, Dr. Dennis M. Brown, Dr. James A. Campbell, Harry D. Pedersen, Eric P. Merrigan, Tina Herbert, Dr. Kenneth R. Walder, and Dr. John Blangero. Although the Company has entered into employment or consultancy arrangements with each of the Company's key personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Companies such as ChemGenex are highly dependent on employees who have an in-depth and long-term understanding of their companies' technologies, products, programs, collaborative relationships and strategic goals. The loss of these key employees and the Company's inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Company because the Company's scientific and management capabilities would be reduced.


THE COMPANY IS DEPENDENT ON ITS ACADEMIC COLLABORATORS, CONSULTANTS AND SCIENTIFIC ADVISORS AND THEIR CONFIDENTIALITY.

The Company has relationships with collaborators and consultants at academic and other scientific institutions who conduct research under contractually defined terms at the Company's request. It is the Company's policy that all of its employees, academic collaborators, consultants and scientific advisors enter into confidentiality agreements that control the dissemination of all intellectual property produced that results from their work for the Company. It is possible; however, that unauthorized dissemination of such confidential information could materially adversely affect the Company's business, financial condition and results of operations. Such collaborators also could enter into employment agreements or consulting arrangements with competitors.


THE COMPANY MAY NOT BE SUCCESSFUL IN ITS CLINICAL TRIALS PROGRAMS. THESE PROGRAMS ARE COSTLY, TIME CONSUMING AND OF UNCERTAIN OUTCOME. IF SUCH PROGRAMS ARE NOT SUCCESSFUL, THE COMPANY MAY INVEST SUBSTANTIAL AMOUNTS OF TIME AND MONEY WITHOUT DEVELOPING REVENUE-PRODUCING PRODUCTS.

Clinical trials of promising products can take years, the duration depending among other factors on type, complexity, novelty and intended use of the product candidate. The Company may fail to successfully complete clinical trials and bring products to market for a number of reasons, including:

          o as the Company enters a more extensive clinical program in several different diseases, the data generated in these studies may not be as compelling as the earlier results;

          o    unforeseen safety issues or side effects;

          o variability in the number and types of patients available for each study, and difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

          o delays resulting from review board action at institutions assisting the Company with its clinical trials; and

          o    the failure to obtain required regulatory approvals.


IF THE PRODUCTS THAT THE COMPANY BRINGS TO MARKET ARE NOT COMMERCIALLY SUCCESSFUL, THE COMPANY'S LIQUIDITY MAY BE ADVERSELY AFFECTED.

The Company's success depends on acceptance of the Company's products by the market, including physicians and third-party payers, and consequently the Company's liquidity and viability as a going concern may be adversely affected if it is unable to achieve market acceptance of its products. Factors that may affect the rate and level of market acceptance of any of the Company's products include:

          o the existence or entry onto the market of superior competing products or therapies;

          o the price of the Company's products compared to competing products;

          o public perception regarding the safety, efficacy and benefits of the Company's products compared to competing products or therapies;

          o the effectiveness of the Company's sales and marketing efforts and those of the Company's marketing partners;

          o regulatory developments related to manufacturing or use of the Company's products;

          o    the willingness of physicians to adopt a new treatment regimen;
               and

          o    publicity concerning the product type in general.


EVEN IF THE COMPANY'S PRODUCTS ARE APPROVED, THEY MAY STILL FACE LATER REGULATORY DIFFICULTIES, WHICH COULD IMPAIR ITS ABILITY TO MARKET ITS PRODUCTS OR FORCE IT TO INCUR SUBSTANTIAL ADDITIONAL EXPENSES.

Even if the Company receives regulatory approval to sell any of its products, the U.S. Food and Drug Administration ("FDA"), the Australian Therapeutics Goods Administration or comparable foreign regulatory agencies could require the Company to conduct post-marketing trials to further evaluate safety and efficacy or could prevent the Company from using the labeling claims which the Company would like to use to promote its products. Regulators will undertake periodic reviews and inspections. If they discover previously unknown problems with a product or its manufacturing facility or if the Company fails to comply with regulatory requirements, regulators could:

          o    impose fines against the Company;

          o impose restrictions on the product, its manufacturer, or the Company;

          o require the Company to recall or remove a product from the market;

          o    suspend or withdraw its regulatory approvals;

          o    require the Company to conduct additional clinical trials;

          o    require the Company to change its product labeling; or

          o    require the Company to submit additional marketing applications.

If any of these events occur, the Company's ability to sell its products will be impaired and the Company may incur substantial additional expense to comply with the regulatory requirements. In addition, in certain countries, even after regulatory approval, the Company is still required to obtain price reimbursement approval. This may delay the marketing of the Company's products or, when approval cannot be obtained, mean that the product cannot be sold at all.


IF THE COMPANY IS UNABLE TO KEEP PACE WITH TECHNOLOGICAL CHANGE OR WITH THE ADVANCES OF ITS COMPETITORS, ITS TECHNOLOGY AND PRODUCTS MAY BECOME OBSOLETE OR NON-COMPETITIVE.

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of the Company's drugs or make them obsolete. The field of biotechnology is characterized by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which render the Company's drug candidates less competitive or even obsolete before they generate revenue.


THE COMPANY'S BUSINESS FACES INTENSE COMPETITION FROM MAJOR PHARMACEUTICAL COMPANIES AND SPECIALIZED BIOTECHNOLOGY COMPANIES ENGAGED IN THE DEVELOPMENT OF DRUGS DIRECTED AT THE CONDITIONS AND DISORDERS THAT ARE THE FOCUS OF THE COMPANY'S THERAPEUTICS PROGRAMS. AS A RESULT ITS COMPETITORS MAY BE ABLE TO ESTABLISH SUPERIOR PROPRIETARY POSITIONS.

The Company's competitors in the biotechnology and pharmaceutical industries may have superior research and development capabilities, drugs, manufacturing capability or marketing expertise. Many of the Company's competitors have significantly greater financial and human resources and may have more experience in research and development. As a result, the Company's competitors may develop safer or more effective drugs, or implement more effective sales and marketing programs or be able to establish superior proprietary positions. In addition, the Company anticipates that it will face increased competition in the future as new companies enter the Company's markets and alternative drugs become available.

The Company's products under development are expected to address a broad range of markets including, but not limited to anti-cancer drugs for the treatment of chronic myelogenous leukemia ("CML") and other forms of leukemia, prostate cancer and other solid tumors, Type 2 diabetes, obesity and depression. The Company's competitive position will be determined in part by the potential indications for which the Company's products are developed and ultimately approved by regulatory authorities. The relative speed with which the Company or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

The Company's competitors may be developing products that could compete with the products the Company is developing. The Company and its collaborators will need to persuade patients and physicians to adopt its products over its competitors' products.

In the field of cancer therapeutics the Company faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products. Several of these companies have products in the same indications or utilize similar technologies and/or personalized medicine techniques, such as Antigenics' HSPPC-70 personalized cancer vaccine, currently in a Phase 2 trial in CML. Bristol-Myers Squibbs' Dasatinib BMS-354825 and Novartis' AMN-107 are currently in Phase 2 clinical trials for CML patients who have developed resistance to Gleevec(R). Supergen has three Phase 2 studies ongoing with decitabine in CML. Xanthus Life Sciences is currently conducting a Phase 1/2 study with amonafide malate (listed as an example product candidate - Refer Item 4B. Business Overview - ChemGenex's development pipeline) in acute myeloid leukemia. The previous list is indicative only, and there may be other competitive trials or technologies elsewhere in the world. Additionally, many of the Company's competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than the Company does.

In the fields of "Diabetes and Obesity" and Depression therapeutics the Company faces competition from several internationally-regarded genomics and target discovery companies that are active in the search for new potent therapeutics against these diseases. Companies such as DeCode Genetics, Curagen Corporation and Exelixis are applying different proprietary technologies to the search for novel targets.


IF THE HEALTHCARE INDUSTRY LIMITS COVERAGE OR REIMBURSEMENT LEVELS, THE ACCEPTANCE OF THE COMPANY'S PRODUCTS COULD SUFFER. IT MAY NOT BE ABLE TO SELL ITS DRUG PROFITABLY.

The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare facilities. During the past several years, the healthcare industry has been subject to increased government regulation of reimbursement rates and capital expenditures. Among other things, third party payers are increasingly attempting to contain or reduce healthcare costs by limiting both coverage and levels of reimbursement for healthcare products and procedures. Cost control policies of third party payers, including government agencies, may adversely affect acceptance and use of the Company's product line.


IF THE COMPANY IS UNABLE TO SUCCESSFULLY ESTABLISH AND PROTECT ITS INTELLECTUAL PROPERTY, WHICH IS SIGNIFICANT TO THE COMPANY'S COMPETITIVE POSITION, ITS COMPETITORS MAY BE ABLE TO TAKE ADVANTAGE OF ITS RESEARCH AND DEVELOPMENT EFFORTS.

The Company's success depends in part on its ability to obtain and maintain protection for its inventions and proprietary information, so that it can stop others from making, using or selling its inventions or proprietary rights. The Company owns a portfolio of patents and patent applications. There is a significant delay between the time of filing of a patent application and the time its contents are made public, and others may have filed patent applications for subject matter covered by the Company's pending patent applications without the Company being aware of those applications. The Company's patent applications may not have priority over patent applications of others and its pending patent applications may not result in issued patents. Even if the Company obtains patents, they may not be valid or enforceable against others. Moreover, even if the Company receives patent protection for some or all of its products, those patents may not give the Company an advantage over competitors with similar products.

To develop and maintain its competitive position, the Company also relies on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation, which it protects with security measures it considers to be reasonable, including confidentiality agreements with its collaborators, consultants and employees. The Company may not have adequate remedies if these agreements are breached and the Company's competitors may independently develop any of this proprietary information.

If the Company fails to obtain adequate protection for its intellectual property, the Company's competitors may be able to take advantage of the Company's research and development efforts. The Company's success will depend, in large part, on its ability to obtain and maintain patent or other proprietary protection for its technologies in general and, in particular, drugs and processes. The Company may not be able to obtain patent protection for the use of certain drug compounds, processes developed by its employees or medical uses of compounds discovered through its technology. Legal standards relating to patents covering pharmaceutical or biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The Company's patent position is therefore uncertain and involves complex legal and factual issues. This risk factor is one that faces many companies in the biotechnology industry and the Company is not aware of any Company-specific risks.

THE COMPANY MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF DISPUTES RELATING TO INTELLECTUAL PROPERTY.

The Company may have to initiate litigation to enforce its patent and license rights. If the Company's competitors file patent applications that claim technology also claimed by the Company, the Company may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Company to significant liabilities and require the Company either to cease using a technology or to pay license fees.

The Company could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Company's favor. Some of the Company's competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Company can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have a material adverse effect on the Company's ability to bring a technology to market, enter into collaborations in respect of the disputed or other technologies, or raise additional funds.


THE COMPANY CANNOT GUARANTEE THAT ITS COLLABORATORS WILL DEVOTE SUFFICIENT RESOURCES TO COLLABORATIONS WITH THE COMPANY OR THAT THE COMPANY'S TECHNOLOGIES CAN BE DEVELOPED AND COMMERCIALIZED WITHOUT THESE COLLABORATORS.

The Company's success is dependent on its collaborators and contractors. The Company's collaborators have substantial responsibility for some of the development and commercialization of the Company's products. Certain of the Company's collaborators also have significant discretion over the resources they devote to these efforts. The Company's success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Currently, ChemGenex's most important collaborators are Merck Sante (a subsidiary of the German company Merck KGaA) and Vernalis (R&D) Limited (a subsidiary of the U.K. based listed company Vernalis plc); under the terms of the contracts establishing the strategic alliances with Merck Sante and Vernalis either party can terminate the agreement at any time the alliance permits them to or if either party materially breaches the contract. For additional information see Item 4B, "Business overview -- Commercial and research and development collaborations."

The Company's business will rely on these strategic partners. If the relationship with any one of these partners is adversely affected, the Company's preclinical or clinical development of product candidates and results of operations may be slowed or terminated. In addition, the Company will be unable to provide all of its research, development, manufacturing, marketing or sales needs and so the Company will depend on contractors providing such services and upon the effort and skill of the companies providing those services.

The Company cannot guarantee that:

          o existing collaborative arrangements or license agreements will be able to be maintained;

          o any new collaborative arrangements or license agreements will be on favorable terms; or

          o any collaborative arrangements or license agreements will prove successful.

If the Company is unable to continue with any of the existing collaborations and, following negotiations with the relevant partners, terminates a collaboration, this may have a negative impact on the reputation of the Company or its ability to secure additional collaborations in the future.


THE COMPANY MAY NOT BE ABLE TO BRING ANY OF THE DRUG CANDIDATES IT IS DEVELOPING TO MARKET.

Development of drug candidates involves a lengthy and complex process. Any drug candidate that the Company seeks to offer commercially to the public must be put through extensive research, development and pre-clinical and clinical testing which will be costly to the Company. This development process takes several years. In addition, the Company or its partners will need to obtain regulatory approvals to conduct clinical trials and manufacture drugs before they can be marketed. Results of pre-clinical studies are not necessarily indicative of results that may be obtained in clinical trials and results in early clinical trials may be different from those obtained in long-term testing or in general use. Adverse or inconclusive results from pre-clinical testing or clinical trials may substantially delay, or halt entirely, the development of products.

The Company may fail to successfully develop a drug candidate for many reasons, including:

          o the failure to establish any collaborative third party agreements to support drug development;

          o the failure to produce a promising compound in sufficient quantities to conduct clinical trials or to manufacture the compound at commercially acceptable quantities and prices;

          o    the failure of the drug in pre-clinical studies;

          o the inability of clinical trials to demonstrate that the drug is safe and effective in humans; or

          o    the failure to obtain required regulatory approvals.



CHEMGENEX PHARMACEUTICALS LIMITED SHARES MAY FLUCTUATE IN VALUE.

The market price for ChemGenex Pharmaceuticals Limited shares and the securities of other similar companies have been volatile Factors that could significantly impact the market price of ChemGenex Pharmaceuticals Limited shares in the future other than those described elsewhere in this Annual Report include:

          o announcements concerning research activities, technological innovations, clinical trials or financial results by the Company or its competitors;

          o    termination of collaborations by the Company or its partners;

          o    governmental regulatory initiatives;

          o the FDA, the Australian Therapeutic Goods Administration or European Medicines Evaluation Agency approving or denying new applications;

          o    patent or proprietary rights developments;

          o public concern as to the safety or ethical implications of biotechnology products;

          o sales of substantial amounts of the Company's shares by existing shareholders;

          o price and volume fluctuations in the stock market at large that do not relate to the Company's operating performance;

          o changes in financial estimates by securities analysts, comments by securities analysts, or the Company's failure to meet analysts' expectation;

          o    actual or anticipated variations in periodic operating results;

          o new products or services introduced or announced by the Company or its competitors;

          o    changes in the market valuations of other similar companies;

          o announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

          o    additions or departures of key personnel.


THE COMPANY'S PRODUCTS MAY NOT RECEIVE AND MAINTAIN REGULATORY APPROVAL. THE COMPLEXITY AND MULTI-JURISDICTIONAL NATURE OF THE APPLICABLE REGULATORY PROCESSES COULD RESULT IN DELAYS IN ACHIEVING SUCH REGULATORY APPROVAL, WHICH WOULD HAVE AN ADVERSE EFFECT ON THE COMPANY'S FINANCIAL CONDITIONS, ITS PROGRAMS AND PROJECTED REVENUES.

The international pharmaceutical industry is highly regulated by numerous governmental authorities in the U.S., Australia and Europe and by regulatory agencies in other countries where the Company intends to market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labeling and marketing of drugs and also review the quality, safety and effectiveness of such products. These regulatory requirements are a major factor in determining whether a technology can be developed into a marketable clinical application or a specific product and the amount of time and expense associated with such development.

Government regulation imposes significant costs and restrictions on the development of pharmaceutical products for human use, including those the Company is developing. The development, clinical evaluation, manufacture and marketing of the Company's products and ongoing research and development activities are subject to regulation by governments and regulatory agencies in all territories within which the Company intends to manufacture and market its products (whether themselves or through a partner). The Company's products may not successfully complete the clinical trial process. Similarly, regulatory approvals to manufacture and market the Company's products may not ultimately be obtained.

The time taken to obtain regulatory approval varies between countries. The Company's products may not be approved in any country within the timescale envisaged, or at all. This may result in a delay, or make impossible, the commercialization of its products. Furthermore, each regulatory authority may impose its own requirements (for instance, by restricting the product's indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product candidate may have been approved by another country's authority.

If regulatory approval is obtained, the product and its manufacture will be subject to continual review and this approval may be withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the product, or its production process, site or manufacturer, may result in the imposition of restrictions on the product, its sale, manufacture or use, including withdrawal of the product from the market, or may otherwise have an adverse effect on the Company's liquidity and financial condition.

The Company has not had any of its product candidates receive approval for commercialization in Australia, the U.S. or elsewhere.


THE COMPANY MAY BE UNABLE TO SECURE ADEQUATE INSURANCE AT AN ACCEPTABLE COST. FAILURE TO SECURE SUCH INSURANCE MAY EXPOSE THE COMPANY TO LIABILITY IN THE EVENT OF A CLAIM.

The Company's business exposes it to potential product liability, professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. The Company in carrying out its activities will potentially face contractual and statutory claims, or other types of claims. Consumers, healthcare producers or persons selling products based on the Company's technology may be able to bring claims against the Company based on the use of such products in clinical trials and the sale of products based on the Company's technology. The Company is insured for product liability with a policy covering US$2,000,000 that covers bodily injury or property damage arising out of the Company's products used in the regular course of the clinical trials. The policy was recently renewed for the period from October 1, 2005 to October 1, 2006. The Company also carries directors' and officers' liability policies in the U.S. and Australia, with coverage of US$5,000,000 and A$3,000,000, respectively, and customary employer's liability, fiduciary liability and property insurance coverages in amounts that are considered usual for similarly situated companies. Product liability or any future necessary insurance cover may not be available to the Company at an acceptable cost, if at all, and if there is any claim, the level of the insurance the Company carries now or in the future may not be adequate. Similarly, a product liability, professional indemnity or other claim may materially and adversely affect the Company's liquidity or its ability to continue to progress its product development. In addition, it may be necessary for the Company to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Company's insurance coverage may not be adequate.



THE COMPANY MAY FACE PRODUCT LIABILITY CLAIMS.

The testing, marketing and sale of human health care products entails an inherent risk of product liability. The Company in carrying out its activities will potentially face contractual and statutory claims, or other types of claim. In addition, the Company is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of medical devices and drug products. Consumers, healthcare producers or persons selling products based on the Company's technology may be able to bring claims against the Company based on the use of such products in clinical trials and the sale of products based on the Company's technology.

THE COMPANY MAY BE SUBJECT TO SPECIAL INTEREST GROUPS AND ADVERSE PUBLIC
OPINION.

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. ChemGenex arranges for such work either directly or through its collaborators. While the Company has not been subject to the attention of special interest groups, or any adverse public opinion of which it is aware, such work entails the risk of adverse public opinion and the attention of special interest groups, including those of animal rights activists. These groups may in the future focus on the Company's activities or those of its licensees or collaborators, and this might adversely affect the Company's operations, by requiring it to curtail its activities or to change its testing procedures.

The pharmaceutical and biotechnology industries are frequently subject to adverse publicity on many topics, including corporate governance or accounting issues, product recalls and research and discovery methods, as well as political controversy over the impact of novel techniques and therapies on humans, animals and the environment. While there has to date been no adverse publicity about the Company, its collaborators, or its products, such adverse publicity in the future, should it arise, may hurt the Company's public image, which could harm its operations, cause its share price to decrease or impair its ability to gain market acceptance for its products. The Company has adopted an ethics policy for genetic research.


ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was founded in September 1958 as N & B Finance and Development Corporation. It was renamed the Kingsway Finance Group in August 1964 and then became Australia Wide Industries Limited in May 1986. Australia Wide Industries Limited listed on the Australian Stock Exchange ("ASX") in July 1986 and operated for ten years as a listed mining and exploration company (ASX: AWI). The Company commenced biotechnology activities in July 1996 and changed its name to Autogen Limited (ASX: AGT) in May 1999. Autogen Limited, in turn, changed its name to AGT Biosciences Limited in March 2003 and then to ChemGenex Pharmaceuticals Limited (ASX: CXS) in June 2004. Biotechnology remains the focus of the Company's activities. The Company's Australian Business Number (ABN) is 79 000 248 304. It operates pursuant to its constitution, the Australian Corporations Act 2001, other legislation in Australia and the U.S., and the rules of the ASX. The Company's representative in the U.S. is Dr. Dennis M Brown, President - U.S. Operations, 3475 Edison Way, Suite M, Menlo Park, CA 94025 U.S.A. The Company's registered office is Edmondson Turner & Co., 439 Bay Street, Brighton, Melbourne, Victoria 3186 Australia. Its principal administration office is Pigdons Road, Waurn Ponds, Victoria 3217 Australia. Its telephone number is +613-5227-2752. The Company's website address is www.chemgenex.com. Information on the Company's website and websites linked to it does not constitute part of this Annual Report.

The Company in its present form is the result of the merger of AGT Biosciences Limited and ChemGenex Therapeutics, Inc. which was approved by shareholders in the General Meeting on June 21, 2004 and concluded on the same date. ChemGenex is a genomics-driven pharmaceutical development company dedicated to improving the lives of patients by developing novel personalized therapeutics in the areas of cancer, obesity, diabetes and depression. The Company has two molecules in Phase 2 clinical trials in the U.S. and has a pipeline of pre-clinical anti-cancer compounds in development The Company has assembled a comprehensive technology platform that enables the identification of novel targets for complex diseases.. These discoveries are then validated with a range of systems biology approaches and evaluated in terms of "drugability". The target discovery and validation approach is based on:

          o A collection of tissue and DNA samples from worldwide population groups (>44,000 samples);

          o Validated animal model systems for diabetes/obesity and depression/anxiety;

          o A 1400 Central Processing Unit parallel Linux cluster supercomputer for statistical analysis of genetic data;

          o The eXpress Technology Platform, a proprietary research engine for rapid target discovery and validation for any disease.

The Company's development platform is more fully discussed at Items 4B. "Business Overview" and 4C "Research and Product Development Programs."



The Company's research commitments (not including fees payable to scientific consultants and advisors to the Company) as of June 30, 2005 are as follows:

The Company has signed a one year agreement dated April 21, 2005 with Deakin University to consolidate three previous research agreements. This consolidation provides for total scheduled expenditures $2,420,000 for the year to December 31, 2005. As at June 30. 2005 a commitment of $1,210,000 remained under this agreement.

A six month, A$369,856 extension to a research agreement first signed on January 14, 1998 with the International Diabetes Institute (Melbourne, Australia) to conduct gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes. This agreement is called "Research Agreement for Human Diabetes / Obesity Discovery". The extension covers the period from July 1, 2005 to December 31, 2005.

A six month, US$348,586 (A$457,582) extension to a research agreement first signed on December 31, 2002 with the Southwest Foundation for Biomedical Research (San Antonio, Texas, U.S.) to conduct human genomics research according to instruction from the Company. This agreement is called "the Research Agreement". The extension covers the period from July 1, 2005 to December 31, 2005.

Approved cancer research and clinical trials expenditure through Inveresk Research Ltd of Euro 450,000 (A$709,660). This will fund ongoing clinical programs with Inveresk in Europe for Ceflatonin(R) in accordance with supply and development agreements entered into with Stragen Pharma S.A. on June 28, 2005

The Company has no fixed asset commitments as at June 30, 2005, and has incurred no significant fixed asset expenditure since that date. Expenditure on plant and equipment is usually minimal due to the Company's outsourcing arrangements. Recent capital expenditure on plant and equipment is as follows:



                                    Plant and equipment expenditure (A$000)
Year ended June 30, 2005                                                 15
Year ended June 30, 2004                                                  8
Year ended June 30, 2003                                                 21




IMPORTANT EVENTS SINCE JUNE 30, 2005

Key events since June 30, 2005 include:

          o On July 28, 2005 Peter Bradfield and Patrick Owen Burns were appointed directors of the Company and became members of the Board's Audit Committee.

B.       BUSINESS OVERVIEW

The Company focuses on the development of novel therapeutic agents in three diseases: cancer, metabolic syndrome (which includes diabetes and obesity) and depression (which includes anxiety). Product development in the three disease areas is supported by four product development platforms: Gene-Based Target Discovery, Target Validation, Drug Discovery and Drug Development. The combination of these platforms is collectively known as the eXpress Technology Platform. In the field of cancer, ChemGenex currently has two small molecule drug candidates in Phase 2 human trials (Ceflatonin(R) and Quinamed(R)) and a broad pipeline of compounds and validated targets, including four pre-clinical cancer compounds (CXS299, CXS2101, CXS6001 and CXS273) and two early-stage discoveries identified in the Target Discovery program. In the field of metabolic syndrome, the Company has partnered its Target Discovery and Target Validation capabilities with Merck Sante, has signed research and commercialization agreements for four validated gene targets, and has discovered and protected by patent more than 50 other gene and protein targets. In the field of depression the Company has partnered its Target Discovery and Target Validation capabilities with Vernalis (R&D) Limited, and has discovered ten early stage targets.


CHEMGENEX'S COMPETITIVE ADVANTAGE

The Company's competitive advantage can be considered in terms of protected intellectual property (IP), the research and development platforms that support the development of existing IP and the creation of new IP and the organizational ability to realize the commercial value of the Company's IP and other assets.

The Company has approximately 50 patent families in various states of protection ranging from provisional applications through to granted patents in a number of jurisdictions. In addition to IP that is protected by patents there is significant know how and expertise within the senior research staff of the Company.

The research and development infrastructure of the Company is described below and consists of skills in medicinal chemistry and product development for cancer therapeutics, gene discovery using animal models and human samples from known populations, high-powered statistical analysis capabilities to determine linkages between gene variations and disease states and a suite of validation technologies to characterize the biological roles of given genes (and their protein products) by altering their expression levels in cell culture and in animals. Specific competitive advantage is realized through (a) ChemGenex's product development pipeline (b) exclusive commercial access to Deakin University's out-bred colony of Psammomys obesus, a species of gerbil also known as the sand rat, a well-defined model for dietary induced Type 2 diabetes, (c) exclusive access to the International Diabetes Institute's substantial collection of phenotyped human tissue and DNA samples for the purpose of discovery of novel metabolic syndrome targets and (d) access to the experience of Dr. J. Blangero and supercomputing infrastructure at the Southwest Foundation for Biomedical Research.


BUSINESS STRATEGY

The Company's business strategy for growth and profitability is to discover, develop and commercialize novel therapeutics that address significant unmet needs in the pharmaceutical industry, based on the Company's understanding of the genetic basis of disease. The Company keeps its core competencies in-house (such as laboratory research management, pre-clinical work, clinical strategy and management), outsourcing the majority of laboratory research and all clinical testing to specialists, to minimize its infrastructure and fixed overhead costs. In the area of gene-based discoveries, the Company seeks early partnering of discovery programs in order to share development costs and risks with partners and to ensure that programs are commercially and scientifically focused. In the case of therapeutics, the Company intends to seek out joint venture or licensing partners for further development and commercialization of its products following Phase 2 clinical evaluation. This will allow ChemGenex to license its products before full regulatory approval is required to place the product in the market. The goal in each case is to seek multinational partners with drug development milestones payable to the Company on completion of agreed targets and submission of regulatory documents and, eventually, payment or royalties on sales of commercialized products. The expectation is that the size of the payments to the Company will vary depending on the size of the eventual market, the stage of development of the product concerned and the strength of the data that is generated prior to partnering.


COMPONENTS OF CHEMGENEX'S DISCOVERY, VALIDATION AND DRUG DEVELOPMENT PLATFORMS

Target discovery

The target discovery, validation and drug development platforms utilize infrastructure located at Deakin University (Geelong, Australia), the International Diabetes Institute (Melbourne, Australia) and the Southwest Foundation for Biomedical Research (San Antonio, Texas). Key features of the Target Discovery platform include:

          o Deakin University's out-bred colony of Psammomys obesus, a well-characterized animal model of diabetes, obesity and depression. The Company has exclusive access to this colony for both discovery and validation activities;

          o a library of extensive family pedigrees of more than 44,000 human tissue and DNA samples and a dedicated human genotyping facility that is used for sequencing target genes to identify variations associated with disease states; and

          o access to the computing facilities at the Southwest Foundation for Biomedical Research for statistical analysis of gene variations as relating to disease state.

The Company's research scientists have found the animal model to be useful in studying metabolic disorders, such as diabetes and obesity, as well as Central Nervous System disorders such as depression and anxiety. Psammomys obesus populations develop a range of body weight, blood glucose, and insulin levels with distributions similar to those found in human populations. This animal model is used to discover candidate genes (and the proteins they encode) with altered levels of expression that are associated with each disease. For example, specific genes are up- or down-regulated in diabetic animals compared to normal healthy animals. The candidate genes identified in this way are then analyzed and compared with human population data using the Company's Human Gene Discovery facility at the International Diabetes Institute (Melbourne) and in the U.S., at the Center for Human Statistical Genetics at the Southwest Foundation for Biomedical Research. The Company has contractual agreements with both institutions. Candidate genes that are found to exist in the human genome and be associated with the diseases in question are then subject to further rigorous analysis. As an example the PSARL (Presenilin-Associated Rhomboid-like protein) gene was discovered by the Company in Psammomys obesus and subsequently identified in humans. This gene identified originally in the animal model was found to have a human analogue and detailed genetic analysis of samples from more than 1,000 humans confirmed that variation in the gene in humans was significantly associated with increased risk of diabetes.



Target validation

The Target validation platform utilizes infrastructure located at Deakin University in Geelong, Australia. It encompasses a comprehensive set of proprietary and non-proprietary technologies from gene discovery, gene structure and function analysis to the validation of gene and protein products that may be potential therapeutic or diagnostic targets. The validation platform is used to characterize the biological role of targets that have been discovered and found to be related to disease state using the combined resources of the discovery platform.

Examples of the technologies employed in Target Validation include in vitro (cell culture) experiments to determine the effect of up- or down-regulation of genes on quantifiable end-points, in vivo experiments to manipulate the levels of target genes or expressed proteins in animals and tracking of physiological and behavioral responses, and clarification of the nature of any protein-protein interactions, which can reveal potential drug targets.

An example of the role of validation is the blocking of expression of the gene target SGIP1 (SH3-Domain GRB2-Like Interacting Protein 1) in Psammomys obesus and Rattus norvegicus. In the Company's laboratory experiments SGIP1 was identified as having increased expression in the hypothalamus of obese compared to lean Psammomys obesus. The candidate gene was confirmed as being associated with disease using the Company's human genetics group in the Southwest Foundation for Biomedical Research. To examine the role of SGIP1 in the development of obesity, antisense oligonucleotides of the genes were infused into a specific region of the brain (the lateral cerebral ventricle) in both Psammomys obesus and Rattus norvegicus. The procedure has the effect of blocking the expression of the SGIP1 genes in the brain and the Company believes this is a proxy of what could occur if therapeutic agents could be used to affect the level of the protein. When treated with antisense SGIP1, both species showed approximately 40% reduction in food intake and 5-8% loss of body weight compared with control animals.


Drug discovery

Drug discovery at ChemGenex is managed at the Company's facility in Menlo Park, California. The therapeutic development platform currently focuses on developing novel small molecule therapeutics for the treatment of cancer and related conditions. The major strategy has been to screen agents studied by the U.S. National Cancer Institute that have confirmed human clinical activity but were not fully developed. Among these agents the Company identifies compounds suitable for development based on its assessment of mechanism of action, molecular targets affected, potential formulation improvements and genetic differences between patients that can be exploited in clinical development. It utilizes chemical genomics and drug screening systems to identify agents affecting novel targets and evaluates a compound's suitability as a drug and formulation technology to maximize delivery and bioavailability, meaning the extent to which a chemical is absorbed and distributed in the blood in an unchanged form following administration to a living organism.


Drug development

The Company's pre-clinical and clinical development efforts are also based in Menlo Park, California. In vitro and in vivo screening models are used to evaluate lead compounds. Data from these models is fed back into extensive in-house databases for iterative analysis. A parallel series of profiling assays is performed to determine the potential pharmaceutical attributes and vulnerabilities of a compound.

Compounds that merit further development proceed through pre-formulation and advanced pre-clinical in support of regulatory filings for human clinical evaluation. These include non- Good Laboratory Practice (GLP) and GLP pharmacology, efficacy and toxicology studies in laboratory animal models. Additionally, compound manufacturing, scale-up considerations and dosage form stability studies are also performed.

Those agents with acceptable pharmacological and toxicological profiles may become the subject of evaluation in humans. This requires submission to the U.S. FDA of an Investigational New Drug (IND) application for permission to begin Phase I dose escalation studies. After the Maximum Tolerated Dose is identified at the schedule contemplated for therapeutic use, Phase 2 studies evaluating potential disease indications are performed. If significant activity is identified, then larger Phase 3 studies are conducted in support of a New Drug Application (NDA). If approved the product can then be commercialized.


CHEMGENEX'S DEVELOPMENT PIPELINE

In the field of cancer the Company has two clinical stage product candidates, four pre-clinical stage product candidates and two discovery stage targets that have recently been identified.



Clinical stage product candidates

The Company has applied its genomic and clinical development expertise with its knowledge of cancer to identify small molecule therapeutic targets in oncology. By focusing on compounds with confirmed clinical activity and using genomic tools to optimize their development, the Company has been able to create a pipeline of product candidates described below:

Ceflatonin(R) (homoharringtonine)

Homoharringtonine ("HHT)" is a small molecule with established clinical activity as a single agent in hematological malignancies. The Company's scientists have discovered that it affects a number of critical cellular pathways, including the regulation of genes associated with programmed cell death (apoptosis) and the inhibition of formation of new blood vessels in solid tumors (angiogenesis). In previous published Phase 2 clinical trials, 70% of patients showed complete hematological remission (CHR) in chronic myeloid leukemia ("CML") after interferon-a failure. In more recent pilot studies in CML patients who had failed Gleevec(R), 100% of chronic-phase patients and 70% of accelerated-phase patients achieved a CHR. The Company is currently conducting Phase 2 trials in the U.S.A. and Europe for CML patients who have failed Gleevec(R),. The Company is also conducting Phase 2 trials in patients with the bone marrow disease called myelodysplastic syndrome ("MDS") in collaboration at the M.D. Anderson Cancer Center. The Company has one issued patent and has four active patent applications covering Ceflatonin(R) formulations, purification, synthesis and uses. The Company has licensed from Stragen Pharma S.A. three issued patents and has four active patent applications covering the preparation of homoharringtonine derivates, purification, and the use of homoharringtonine resistant to Gleevec(R).

Quinamed(R) (amonafide dihydrochloride)

Amonafide dihydrochloride (amonafide) is a synthetic organic compound with established anti-cancer clinical activity. The Company has recently discovered that amonafide affects a number of targets in the epidermal growth factor receptor pathway, which controls the growth of a number of tumor types, in addition to affects on an enzyme that is critical for normal cell replication, topoisomerase II. In National Cancer Institute ("NCI")-sponsored clinical studies with amonafide monohydrochloride, 25% of breast cancer patients and 15% of prostate cancer patients showed either partial (>50% reduction in tumor volume) or complete (no measurable disease) responses. However, researchers also noted some unpredictable side effects. It was later discovered that differences in how patients metabolize the drug has a significant impact on toxicities. These metabolic differences can now be determined by testing a patient's NAT-2 genotype. The Company's development strategy is to determine a patient's NAT-2 genotype and then treat them with a more precise and personal dose needed to produce the optimal result. In the Company's Phase I clinical trial, investigators were able to achieve a higher overall dose intensity based on NAT-2 genotype status and using a weekly schedule without observing unexpected side effects. The Phase I trial enrolled a total of 32 patients and evaluable responses were observed in patients suffering from three different types of solid tumors. The Phase 2 study is now enrolling prostate, ovarian and breast cancer patients who are not responding to hormone therapy (i.e. hormone refractory patients) at the Sarah Cannon Cancer Center in Nashville, Tennessee. The Company has two issued patents and has three active patent applications covering amonafide salts, formulations, synthesis and uses.

Pre-clinical stage product candidates

In addition to Ceflatonin(R) and Quinamed(R) the Company is developing several other pre-clinical oncology compounds, including the following:

CXS299: This is a new platinum (IV) compound recently licensed from the M.D. Anderson Cancer Center in Houston, Texas. CXS299 is a first in class platinum IV agent that is active against cancer cells resistant to the effects of commercially available platinum-based therapies. Currently approved platinum II agents have generated sales of greater than US$1 billion. However, some patients develop resistance to platinum II therapy resulting in a need for additional therapies. CXS299 is currently in pre-clinical development and could enter Phase I in 2007.

CXS2101: This compound inhibits NF-Kappa B and has been shown to increase the anti-cancer activity of other agents in animal models.

CXS6001: This compound affects levels of the structural protein tubulin in cancer cells and has shown anti-tumor efficacy in mouse models.

CXS273: This compound affects the integrity of DNA and has been shown to increase the anti-cancer activity of cisplatin in a mouse model.


Validated targets
The SEPS 1 gene (formerly called Tanis) was identified by the Company following the observation of increased hepatic gene expression in diabetes in Psammomys obesus. The Company has since determined the gene's sequence and location on the human chromosome and the characteristics of the gene's protein product. Evidence indicates that the SEPS 1 gene represents an important target not only in diabetes but potentially in other diseases, such as cancer and inflammatory diseases and the Company's patent protection has been broadened accordingly. This discovery has been licensed to Merck Sante for pre-clinical development in diabetes.

It has been determined that the PSARL gene is linked to signaling pathways within a cell that are thought to be associated with insulin resistance, which is the cause of Type 2 diabetes. Evidence indicates that the PSARL gene represents an important target not only in diabetes but potentially in other diseases, such as cancer and age-related degenerative diseases and the Company's patent protection has been broadened accordingly. This discovery has been licensed to Merck Sante for pre-clinical development in diabetes.

Beacon was isolated in Psammomys obesus as a gene expressed in direct proportion to body fat content. The protein product of the Beacon gene is expressed as a small peptide in the hypothalamus, a part of the brain that regulates energy intake and expenditure, and is understood to play a role in energy balance. The Company's research has demonstrated that the expression of the Beacon gene is proportional to the amount of body fat, and that giving the Beacon peptide to lean animals significantly increased their feeding rate and body weight in direct proportion to the quantity of Beacon peptide. This suggests that blocking the action of the Beacon peptide by biological or chemical means could provide a means of treating obesity. This discovery has been licensed to Merck Sante for pre-clinical development in obesity.

SGIP1 is a protein involved in the regulation of satiation at the neurological level. The Company has determined that suppression of SGIP1 expression reduced the feeding rate of Psammomys obesus significantly over a period of four days. While the SGIP1 gene has been identified in humans, additional work on the expression and function of the gene in humans is still needed. This discovery has been licensed to Merck Sante for pre-clinical development in obesity.


Discovery stage targets
The Company has more than 50 discovery stage candidates, in different stages of patent protection.



ADDITIONAL OPPORTUNITIES

The Company has identified over 50 target genes involved in diabetes, obesity and depression. Out of this group, the Company has licensed to its alliance partner Merck Sante four validated gene targets for continuing pre-clinical development of these discoveries. The purpose of such research is to develop lead compounds based on the validated targets that will result in commercialized human therapeutics. The Company has the potential to use its novel gene discoveries for licensing and commercialization in the areas of diagnostics, over-the-counter products, animal health and applications of these gene discoveries. These applications are not covered by the contractual arrangements with Merck Sante.

In order to take full advantage of the Company's expertise and validated gene targets for diabetes/obesity, the Company is pursuing partners for the co-development of over-the-counter products for obesity. The Company has discovered several obesity targets that are proteins found in the wall of the gut and are involved in sending signals to the brain indicating fullness. The Company has filed patent applications for these proteins that may be suitable targets for developing over the counter products. The goal of a potential commercial partnership would be to obtain a partner that would fund high-throughput screening of natural product libraries in order to identify compounds with the potential to act on the target proteins. The Company's most advanced target in this research program is a gene called CXS829 that is involved in the transmission to the brain from the stomach of the sensation of satiation ("fullness"). ChemGenex has filed patent applications on this discovery, as well as two chemical entities that are antagonistic to the target and work to regulate the protein's activity.

While the Company has yet to commercialize any of its proprietary targets for diagnostic use it has established a commercial collaboration with Kyokuto Pharmaceutical Corporation, a Japanese pharmaceutical company, for the development of a diagnostic kit for Type 1 diabetes based on glutamic acid decarboxylase ("GAD") technology. The presence of antibodies to GAD in the blood provides early evidence of diabetes and can be used for the prediction, diagnosis, and management of the disease. This diagnostic is currently in development (see details in Research and development programs below).

The Company has generated revenue through the use of the capacity in its technology platform for fee-for-service contract research. Many drug development companies do not have proprietary technology to validate genetic targets with demonstrable links to a disease state. These companies are the prospective clients for use of the Company's technology. In 2002 the Company had a significant contract with Sequenom for this purpose and in 2003 the service was utilized by two Australian biotechnology companies. While the Company continues to seek fee-for-service revenue no further contracts have yet been arranged.

RESEARCH AND PRODUCT DEVELOPMENT PROGRAMS

The Company currently contracts its target discovery research programs to three organizations; Deakin University in Geelong, Victoria, Australia, the International Diabetes Institute in Melbourne, Victoria, Australia and the Southwest Foundation for Biomedical Research in San Antonio, Texas. The discovery and validation programs are involved in the previously described collaborative programs with Merck Sante (diabetes and obesity targets) and Vernalis (depression targets). Cancer research is carried out at the Company's laboratory in Menlo Park, California, and clinical trials conducted at the M.D. Anderson Cancer Center ,the Sarah Cannon Center in Nashville, Tennessee, and leading European hospitals.

The Company has been accepted into the inaugural Pharmaceutical Partnership Program (P3) of the Australian Federal government, through which the Company has the ability to earn grant revenue based on the growth of the Company's research in Australia over the next five years. Admission into the Australian government's P3 scheme involved a peer review process and the Company was one of only seven Australian-owned biotechnology companies admitted into the scheme. The scheme will subsidize incremental increases in research and development activities by means of a 30% cash grant for every dollar spent on eligible research by the Company at the end of each fiscal year. The Company's maximum entitlement under this scheme is capped at A$4.8 million over five years.

Two further awards were received in 2004 for ChemGenex funded scientists: an A$4.4 million research grant from the U.S. National Institutes of Health and an A$127,000 grant from the Australian National Health and Medical Research Council to further research into the genetic basis of Type 2 diabetes.


COMMERCIAL AND RESEARCH AND DEVELOPMENT COLLABORATIONS

The following section describes the Company's existing commercial collaborators and the commercial agreements with respect to the Company's principal research and development programs and commercialization agreement:

Vernalis Research and Development Option Agreement: Autogen Research Pty Ltd. (a wholly owned subsidiary of the Company) entered into a Research and Development Option Agreement dated August 31, 2004 with British biotechnology company Vernalis (R&D) Limited (a wholly owned subsidiary of Vernalis plc). Pursuant to this agreement Vernalis (R&D) Limited agreed to partner with the Company's research program for the discovery and validation of novel genes and proteins involved in depression and anxiety, with the goal of using the product of these genes as therapeutic agents or as a target for drug discovery. The initial term of the Agreement was for six months, and was extended by Vernalis (R&D) Limited for an additional six months. Under the agreement Vernalis (R&D) Limited paid an initial fee and a subsequent fee to ChemGenex. If Vernalis (R&D) Limited exercised its option to negotiate in good faith a license and collaboration agreement to govern the future terms of the parties' relationship, including a grant to Vernalis of an exclusive world-wide license under the Company's interest in the program's intellectual property, additional fees will become payable in consideration of the option grant. The agreement can be terminated by one party if the other is in material breach not timely remedied, if there is a risk of insolvency administration of the other party or if there is a risk of dissolution of the other party. In the event of these terminations the non-defaulting party is granted the right to continue the research program and a world-wide license to use and exploit the defaulting party's relevant intellectual property. Vernalis (R&D) Limited paid 200,000 pounds sterling (A$506,291) for the initial term in September 2004, and paid a further 300,000 pounds sterling ( A$720,738) for the additional six month term in May 2005. The payments from Vernalis (R&D) Limited were made in consideration of the Company performing a mutually agreed research program and granting to Vernalis (R&D) Limited 50% of the IP rights and know-how produced under the terms of the partnership. Any subsequent payments will be contingent upon the results of the work undertaken and negotiations between the parties. The agreement will terminate if the parties have not executed a Licence and Collaboration Agreement by March 1, 2007.



Research and License Agreement (Field of Diabetes): Autogen Research Pty Ltd. entered into a Research and License Agreement (Field of Diabetes) on April 28, 1999 with Merck Sante. (formerly Lipha S.A. a subsidiary of Merck KGaA) pursuant to which Merck Sante is obligated to provide research support to the Company's program for the discovery of novel genes involved in diabetes, with the goal being using the product of these genes as therapeutic agents or as a target for drug discovery. In addition, Merck Sante is obligated to provide in house facilities to advance subsequent drug development in the field of diabetes. Under the agreement Merck Sante made an upfront payment in consideration of the Company entering into the agreement and granting to Merck Sante license of the relevant patents and know-how. In addition, Merck Sante contributes to the costs of research at Deakin University; agrees to perform biotechnological studies and limited animal pharmacological studies. The term of the agreement is extendable at Merck Sante's option, against payment of a renewal fee that constitutes part contribution to the research the Company has committed to fund under its research agreement for diabetes with Deakin University. Additional fees are payable as milestones are met, and the parties at that time must enter into a commercialization license in respect of the designated novel gene product. Additional fees are payable after commencement of Phase 3 clinical trials in respect of a product that resulted from research under the agreement. The agreement may be terminated by one party in the event of breach by the other that is not timely remedied; in the event of payment default by the other party; upon an insolvency event affecting the other party. In addition, the Company may terminate the agreement upon certain change of control events affecting Merck Sante, and Merck Sante may terminate the agreement upon a change of control event affecting the Company. The agreement was extended to December 31, 2005 by a Deed dated March 16, 2001. Autogen Research Pty Ltd received payments of

A$1,180,892 in fiscal 2003, A$1,231,775 in fiscal 2004 and A$1,090,180 in fiscal
2005 under this agreement. Further payments of approximately A$470,000 will become due before this contract expires. By that time total payments of approximately A$7,200,000 will have been received under this contract.



Research and License Agreement (Field of Obesity): Autogen Research Pty Ltd entered into a Research and License Agreement (Field of Obesity) with Merck Sante on April 28, 1999 pursuant to which Merck Sante. is obligated to provide research support to the Company's program for the discovery of novel genes involved in obesity, with the goal being using the product of these genes as therapeutic agents or as a target for drug discovery. In addition, Merck Sante is obligated to provide in house facilities to advance subsequent drug development in the field of obesity. Under the agreement Merck Sante made an upfront payment in consideration of the Company entering into the agreement and granting to Merck Sante license of the relevant patents and know-how. In addition, Merck Sante contributes to the costs of research at Deakin University; agrees to perform biotechnological studies and limited animal pharmacological studies. The term of the agreement is extendable at Merck Sante's option, against payment of a renewal fee that constitutes part contribution to the research the Company has committed to fund under its research agreement for obesity with Deakin University. Additional fees are payable as milestones are met, and the parties at that time must enter into commercialization license in respect of the designated novel gene product. Additional fees are payable after commencement of Phase 3 clinical trials in respect of a product that resulted from research under the agreement. The agreement may be terminated by one party in the event of breach by the other that is not timely remedied; in the event of payment default by the other party; upon an insolvency event affecting the other party. In addition, the Company may terminate the agreement upon certain change of control events affecting Merck Sante, and Merck Sante may terminate the agreement upon a change of control event affecting the Company. The agreement was extended to December 31, 2005 by a Deed dated March 16, 2001. Autogen Research Pty Ltd received payments of A$273,291 in fiscal 2003, A$253,911in fiscal 2004 and A$121,917 in fiscal 2005 under this agreement. Total payments of A$4,213,251 have been received under this contract.





Research and License Agreement (Strategic Alliance in Human Gene): Autogen Research Pty Ltd. entered into a research and License Agreement (Strategic Alliance in Human Gene) on February 11, 2002 with Merck Sante related to the human genome project. The scope of the agreement covers collaboration in human therapeutic applications for the treatment or prevention of obesity, diabetes and its complications and insulin resistance syndrome (excluding hypertension). Additional fees are payable as milestones are met, and the parties at that time must enter into commercialization license in respect of the designated novel gene product. The agreement may be terminated by one party in the event of breach by the other that is not timely remedied; in the event of payment default by the other party; upon an insolvency event affecting the other party. In addition, the Company may terminate the agreement upon certain change of control events affecting Merck Sante, and Merck Sante may terminate the agreement upon a change of control event affecting the Company. The agreement expires December 31, 2005. Autogen Research Pty Ltd received payments of, A$3,047,100 including a milestone payment of A$1,330,484 in fiscal 2003 , A$1,389,715 in fiscal 2004 and A$1,321,016 in fiscal 2005 under this agreement. Further payments of approximately A$650,000 will become due before this contract expires. By that time total payments of approximately A$11,100,000 will have been received under this contract.





Commercialization License (Field of Diabetes and Obesity) "BEACON" - Under the agreement dated April 28, 1999 Autogen Research Pty Ltd entered into a commercialization license with Merck Sante in respect of the novel gene "Beacon" and products arising from such gene in exchange for certain payments and royalties. The license covers only human therapeutic applications for the treatment of diabetes and its complications and as a secondary field, human therapeutic applications for the treatment or prevention of obesity and does not include diagnostics or veterinary applications. Royalties are payable under the license on a sliding scale, based on net sales of products sold. The agreement may be terminated by one party if the other breaches a provision of the contract and does not timely remedy it, for a payment default not timely remedied, upon an insolvency event and in the event of certain change of control events in respect of the other party. Upon termination the license ends and all amounts theretofore accrued become due and payable. Unless terminated by either party the agreement remains in effect for so long as any product, subject to the agreement, is still covered by a project patent. As yet Autogen Research Pty Ltd has not received any payments under this agreement, any future payments will be dependent upon the results of the work undertaken and negotiations between the parties.





Commercialization License (Field of Diabetes and Obesity) "TANIS" (now known as "SelS"). Under the commercialization license dated August 26, 2002 between the Company and Merck Sante, Merck Sante having exercised its option to take a license in respect of certain intellectual property under the Research and License Agreements with Autogen Research Pty. Ltd. is granted an exclusive license in exchange for certain payments and royalties. The commercialization license relates specifically to the novel gene "SelS" and products arising from such gene. The license covers only human therapeutic applications for the treatment of diabetes and its complications and does not include diagnostics or veterinary applications. Royalties are payable under the license on a sliding scale, based on net sales of products sold. The agreement may be terminated by one party if the other breaches a provision of the contract and does not timely remedy it, for a payment default not timely remedied, upon an insolvency event and in the event of certain change of control events in respect of the other party. Upon termination the license ends and all amounts theretofore accrued become due and payable. Unless terminated by either party the agreement remains in effect for so long as any product, subject to the agreement, is still covered by a project patent. As yet Autogen Research Pty Ltd has not received any payments under this agreement, any future payments will be dependent upon the results of the work undertaken and negotiations between the parties.





Commercialization License (Field of Diabetes and Obesity) "AGT 203": Under the commercialization license dated March 14, 2003 between the Company and Merck Sante, Merck Sante having exercised its option to take a license in respect of certain intellectual property under the Research and License Agreements with Autogen Research Pty Ltd., is granted an exclusive license in exchange for certain payments and royalties. The commercialization license relates specifically to the novel gene AGT 203 and products arising from such gene. The license covers only human therapeutic applications for the treatment of diabetes and its complications and does not include diagnostics or veterinary applications. Royalties are payable under the license on a sliding scale, based on net sales of products sold. The agreement may be terminated by one party if the other breaches a provision of the contract and does not timely remedy it, for a payment default not timely remedied, upon an insolvency event and in the event of certain change of control events in respect of the other party. Upon termination the license ends and all amounts theretofore accrued become due and payable. Unless terminated by either party the agreement remains in effect for so long as any product, subject to the agreement, is still covered by a project patent As yet Autogen Research Pty Ltd has not received any payments under this agreement, any future payments will be dependent upon the results of the work undertaken and negotiations between the parties.





Commercialization License (Field of Diabetes and Obesity) "AGT 121": Under the commercialization license dated March 14, 2003 between the Company and Merck Sante. Merck Sante having exercised its option to take a license in respect of certain intellectual property under the Research and License Agreements with Autogen Research Pty. Ltd. is granted an exclusive license in exchange for certain payments and royalties. The commercialization license relates specifically to the novel gene AGT 121 and products arising from such gene. The license covers only human therapeutic applications for the treatment of diabetes and its complications and does not include diagnostics or veterinary applications. Royalties are payable under the license on a sliding scale, based on net sales of products sold. The agreement may be terminated by one party if the other breaches a provision of the contract and does not timely remedy it, for a payment default not timely remedied, upon an insolvency event and in the event of certain change of control events in respect of the other party. Upon termination the license ends and all amounts theretofore accrued become due and payable. Unless terminated by either party the agreement remains in effect for so long as any product, subject to the agreement, is still covered by a project patent. As yet Autogen

Research Pty Ltd has not received any payments under this agreement, any future payments will be dependent upon the results of the work undertaken and negotiations between the parties.





Patent and Technology License Agreement: On February 7, 2005 ChemGenex Pharmaceuticals Limited entered into a technology licensing agreement with The University of Texas M. D. Anderson Cancer Center to develop information or discoveries relating to the anti-cancer activities of DACH-Ac-Pt [(1R,2R-diaminocyclohexane)-(trans-diacetato)-(dichloro)-platinum(IV)] a novel cisplatin analog now referred to by the Company as CXS299. The royalty-bearing, exclusive license is for certain IP rights defined in United States Patent No. 5,434,256, and foresees the pre-clinical and clinical development of CXS299. ChemGenex Pharmaceuticals Limited has incurred expenses of US$50,000 (paid by cash and issue of shares) in March 2005. Further fees payable under this agreement will be dependent upon the commencement of various stages of clinical trials required, the results of those trials and the licensing of product associated with the trials. Unless terminated by either party the agreement will remain in effect until patent rights or technology rights associated with the agreement expire.





Research Services (Subcontracting) Agreement: On June 26, 2000 Autogen Research Pty Ltd entered into a research services agreement with Deakin University. Pursuant to this agreement Autogen Research Pty Ltd subcontracts Deakin University to conduct certain of the studies required to be performed pursuant to the agreements with Merck Sante (described above) in respect of identified novel gene products (Beacon, field of obesity). One of the parties may terminate the agreement following the failure by the other party to make a payment that is not remedied, other failure to perform obligations, in the event of insolvency of the other party This agreement had been extended annually by deed and was recently incorporated in a consolidated agreement dated April 21, 2005 (Research, Licence and Commercialisation Agreement) between ChemGenex Pharmaceuticals Limited and Deakin University. Autogen Research Pty Ltd had incurred expenses of A$1,040,000 in each of fiscal 2003 and 2004 and A$520,000 in fiscal 2005 for services provided under the original agreement.





Research, License and Commercialization Agreement (Gene Discovery in Depression): Autogen Research Pty Ltd. is party to a research, license and commercialization agreement dated August 16, 2000 with Deakin University pursuant to which Autogen Research Pty Ltd. undertakes to fund a research and development program with Deakin University in the field of depression. All intellectual property developed under the terms of the agreement belongs to the Company. If Autogen Research Pty Ltd. commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay Deakin University a royalty on net sales. The contract may be terminated if the University does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of Autogen Research Pty Ltd., among other conditions. It may also be terminated by Deakin University if Autogen Research Pty Ltd. fails to provide the agreed funding. Under certain circumstances Autogen Research Pty Ltd. is obligated to pay the royalties to Deakin University even in the event of early termination. This agreement had been extended annually by deed and was recently incorporated in a consolidated agreement dated April 21, 2005 (Research, Licence and Commercialisation Agreement) between ChemGenex Pharmaceuticals Limited and Deakin University. Autogen Research Pty Ltd had incurred expenses of A$380,000 in each of fiscal 2003 and 2004 and $190,000 in fiscal 2005 for services provided under the original agreement.





Research Agreement: On February 28, 1997 Autogen Research Pty Ltd. entered into a research agreement concerning novel therapies for treatment of obesity with Deakin University and the International Diabetes Institute (IDI), pursuant to which Autogen Research Pty Ltd undertakes to collaborate with Deakin and the IDI and to provide the funding for a project in return for joint ownership and a license to the intellectual property resulting from the project. The IDI is the owner of the Psammomys obesus colony which it agreed to make available to Deakin University for the purposes of the project. If Autogen Research Pty Ltd commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay Deakin University a royalty on net sales. The contract may be terminated if the University does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of Autogen Research Pty Ltd, among other conditions. It may also be terminated by Deakin University if Autogen Research Pty Ltd fails to provide the agreed funding. Under certain circumstances Autogen Research Pty Ltd is obligated to pay the royalties to Deakin University even in the event of early termination. This agreement had been extended annually by deed and was recently incorporated in a consolidated agreement dated April 21, 2005 (Research, Licence and Commercialisation Agreement) between ChemGenex Pharmaceuticals Limited and Deakin University. Autogen Research Pty Ltd incurred expenses of A$1,100,000 in each of fiscal 2003 and 2004 and A$550,000 in fiscal 2005 for services provided under the original agreement. The IDI retains ongoing intellectual property rights based on the original agreement.





Research, License and Commercialization Agreement (Research Services Provision):
A recently executed contract dated April 21, 2005 between ChemGenex Pharmaceuticals Limited and Deakin University consolidates the provision of research services by Deakin University previously defined in the agreements of June 26, 2000 (Research Services (Subcontracting)), August 16, 2000 (Research, License and Commercialization Agreement (Gene Discovery in Depression)) and February 28, 1997 (Research Agreement). Under the consolidated agreement ChemGenex undertakes to fund research and development programs with Deakin University in the fields of diabetes, obesity, cancer, respiratory diseases, inflammatory diseases, osteoporosis, allergy, asthma, depression and autoimmunity. All intellectual property developed under the terms of the agreement belongs to the Company. If ChemGenex commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay Deakin University a royalty on net sales. The contract may be terminated if the University does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of the Company, among other conditions. It may also be terminated by Deakin University if ChemGenex fails to provide the agreed funding. Under certain circumstances the Company is obligated to pay the royalties to Deakin University even in the event of early termination. The term of this agreement is from January 1, 2005 to December 31, 2005. ChemGenex incurred expenses of A$1,210,000 in fiscal 2005 for services provided under the original agreement. Further expenses of $1,210,000 will be incurred until expiry date.





Research, License and Commercialization Agreement: Autogen Research Pty Ltd. entered into this agreement with the SFBR, based in San Antonio, Texas, on December 31, 2002. Under the terms of this agreement Autogen Research Pty Ltd undertakes to collaborate with SFBR and to provide funding for a project in return for the joint ownership and an exclusive license to use and commercialize the intellectual property resulting from the funded project on the terms set forth in the agreement. Among the conditions for termination are failure to timely commence and progress the agreed work plan, insolvency, change in control and other similar conditions. The agreement also is terminable if Autogen Research Pty Ltd does not provide the agreed funding. The term of this agreement has been extended to June 30, 2005. Autogen Research Pty Ltd incurred expenses of A$456,760 in fiscal 2003, A$555,304 in fiscal 2004 and A$490,929 in fiscal
2005 under this agreement.





Research Agreement: On January 14, 1998 Autogen Pty Ltd. entered into a research agreement with the International Diabetes Institute (IDI) to conduct gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes pursuant to which Autogen Research Pty Ltd undertakes to collaborate with the IDI and to provide the funding for a project in return for joint ownership and a license to the intellectual property resulting from the project. If Autogen Research Pty Ltd commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay the IDI a royalty on net sales. The contract may be terminated if the IDI does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of Autogen Research Pty Ltd, among other conditions. It may also be terminated by the IDI if Autogen Research Pty Ltd fails to provide the agreed funding. Under certain circumstances Autogen Research Pty Ltd is obligated to pay the royalties to the IDI even in the event of early termination. The term of this agreement has been extended to June 30, 2005. Autogen Research Pty Ltd incurred expenses of A$1,600,000 in fiscal 2002, A$1,499,545 in fiscal 2003 and A$1,233,323 in fiscal
2004 and A$1,104,190 in fiscal 2005 under this agreement.





Sponsored Clinical Study Agreement: ChemGenex Pharmaceuticals, Inc. is party to a sponsored clinical study agreement with the M.D. Anderson Cancer Center of The University of Texas, dated April 14, 2003, as amended, pursuant to which ChemGenex as sponsor has agreed to fund a Phase 2 open-label study of homoharringtonine. ChemGenex can terminate the agreement at will upon 30 days prior notice and the research institution can terminate the agreement for material breach by ChemGenex that is not timely remedied. In the event of termination costs incurred up to the date of termination are payable. This agreement will expire on April 21, 2005. Prior to June 21, 2004 ChemGenex Pharmaceuticals, Inc. had incurred expenses of approximately US$2,561,000 (A$3,880,00) in relation to homoharringtonine trials. It is expected a further US$1,688,000 (A$2,250,000) will be expended prior to the end of Phase 2 trials in this compound.





Sole License Agreement: On March 1, 1999: Autogen Pty Ltd and Kyokuto Pharmaceutical Industrial Co. Ltd., licensed certain intellectual property for use in Kyokuto's diagnostic products in Japan. The contract relates to the use of an engineered hybrid of certain forms of glutamic acid decarboxylase in the diagnostic and presymptomatic detection of insulin dependent (type 1) diabetes. Under the agreement Kyokuto is obligated to pay a net royalty on sales, at certain minimum levels. If less than the minimum net royalty is paid, the Company can terminate the license on three months' notice or convert it to a non-exclusive license. The license agreement, which is for a term of 15 years or so long as there is patent coverage over the licensed property, whichever is long, can be terminated by either party for an uncured breach upon 60 days' notice; for a payment default; upon certain insolvency events and in the event of a change of control of either party, by the non-defaulting party.





PATENTS, LICENSES AND PROPRIETARY RIGHTS

The Company pursues a policy of seeking to obtain patent protection for its inventions in Australia, the U.S., Europe, Japan and in selected other countries. The Company also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. To date, the Company has not threatened or instituted proceedings against any third party on patent or other proprietary rights nor has any third party threatened or instituted proceedings against the Company.

Certain products and processes currently being developed or considered for development by the Company are in the area of biotechnology. The number of patent filings by biotechnology firms in major jurisdictions is particularly high and the outcome of such applications is generally uncertain and involves complex legal and factual questions. To date, no consistent international policy has emerged regarding the breadth of claims allowed in biotechnology patents. Accordingly, there can be no assurance that the Company will develop products or processes that are patentable, that patent applications made by the Company, or made by parties who have agreed to license their inventions to the Company, will result in patents being issued or that, if issued, the claims allowed will be sufficiently broad to protect what the Company believes to be its proprietary rights or that such patents will prevent others from developing similar or functionally equivalent products or processes. In addition, products or processes covered by such patents, or any other products or processes developed by the Company or licensed to the Company, may infringe patents owned by third parties or be subject to claims of patent infringement by these parties. In such a situation, the Company may have to obtain a license, defend an infringement action in court or challenge the scope or validity of any infringed or allegedly infringed patents. Such required licenses may not be available to the Company at all, or if available, such licenses may not be on terms acceptable to the Company or that the Company will prevail in any patent litigation. Failure to obtain a license or prevail in any patent litigation relating to any technology that the Company may require to commercialize its products or processes may have a material adverse impact on the Company.

Litigation may also be necessary to enforce any patents granted to the Company or to determine the scope and validity of third party patents. Patent litigation is time consuming and expensive. The Company may not have, or be able to devote the necessary resources to conduct patent litigation. Patent applications made by or licensed to the Company may not result in patents being issued or, if issued, the patents may not provide the right to exclude competitors with similar technology.

The Company maintains an active policy of filing patent applications. It is possible that patents may not be granted on pending applications made by the Company or parties that have licensed their inventions to the Company. Similarly, issued patents may not provide significant proprietary protection or commercial advantage or may be infringed or designed around by others. Since publication of inventions or discoveries in scientific or patent literature often lags behind actual invention or discovery, it is possible that the inventions covered by each of the Company's pending patent applications may not have dominant status in terms of date of invention. The Company's patents or patent applications may become involved in opposition proceedings instituted by third parties. If such proceedings were initiated against the Company's rights, the defense of such rights could involve substantial costs and the outcome cannot be anticipated. If patents are issued to other parties that contain valid claims that are interpreted to cover any of the Company's products, it is possible that the Company may not be able to obtain licenses to such patents at a reasonable cost, if at all, or may not be able to develop or obtain alternative technology. Competitors or potential competitors may have filed applications for, may have received patents covering, or may obtain additional patents and proprietary rights that may relate to, compounds or processes competitive with those of the Company.

The Company also relies upon unpatented proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary technology and techniques, or otherwise gain access to the Company's proprietary technology or disclose such technology, or that the Company can meaningfully protect its rights to its unpatented proprietary technology, secrets and know-how.

It is the Company's policy generally to require its consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements prior to the commencement of consulting or other relationships with the Company. Employees have a similar confidentiality provision in their employment contracts. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific, limited circumstances. The Company also requires signed confidentiality or material transfer agreements from any person who is to receive confidential data or proprietary material from the Company. In the case of consultants, the agreements generally provide that all inventions conceived by the individual while rendering services to the Company shall be assigned to the Company as the exclusive property of the Company. Similar provisions are contained in the Company's employment contracts, and provisions of many national laws, including Australia, provide that intellectual property rights created during the course of employment belong to the employer. There can be no assurance, however, that these agreements and provisions will provide meaningful protection or adequate remedies for the Company's intellectual property rights, trade secrets or other confidential information in the event of unauthorized use or disclosure.

The Company's current patent portfolio is described below. It should be noted that gene and molecule names, whilst updated in the above descriptions still retain their previous identifiers in the IP table as these are the names used in the USPTO applications.

                          EARLIEST
TITLE                     PRIORITY         COUNTRIES ENTERED  PCT APPLICATION NUMBER    STATUS
-----                     --------         -----------------  ----------------------    ------

A novel gene and uses     October 30,      Australia          10112/99                  Granted
therefor (Beacon)         1998                                (742651)
                          October 30,      Canada             2,307,839                 Pending
                          1998
                          October 30,      Europe             98952412.9                Pending
                          1998
                          October 30,      Hong Kong          00107656.0                Pending
                          1998
                          October 30,      Israel             135822                    Pending
                          1998
                          October 30,      Japan              2000-519076               Pending
                          1998
                          October 30,      Mexico             0004223                   Granted
                          1998
                          October 30,      New Zealand        504327                    Granted
                          1998
                          October 30,      New Zealand        520101                    Granted
                          1998                                (Div of 504327)
                          October 30,      Singapore          200002303.6               Granted
                          1998
                          October 30,      U.S.A.             09/331,930                Granted
                          1998                                (6436670)
                          October 30,      U.S.A.             10/067,832                Pending
                          1998                                (Div of USSN 09/331,930)
---------------------------------------------------------------------------------------------------------
A ligand of the protein   April 19, 2000   Australia          39469/00                  Granted
`beacon'
                          April 19, 2000   Canada             2,370,286                 Pending
                          April 19, 2000   Europe             00918579.4                Pending
                          April 19, 2000   Hong Kong          02106821.0                Pending
                          April 19, 2000   Israel             146035                    Pending
                          April 19, 2000   Japan              2000-614280               Pending
                          April 19, 2000   Mexico             PA/2001/010743            Pending
                          April 19, 2000   New Zealand        530543                    Granted
                          April 19, 2000   Singapore          200106345-2               Granted
                          April 19, 2000   U.S.A.             09/959,164                Pending
----------------------------------------------------------------------------------------------------------
Therapeutic molecules     February 10,     U.S.A.             60/446,191                Pending
(Beacon ligand 2)         2003


                          February 10,     International      PCT/AU2004/000147         Pending
                          2003
--------------------------------------------------------------------------------------- -----------------
Novel genes and their
use in the modulation
of obesity, diabetes
and energy imbalance"     June 29, 2000    Australia          55129/00                  Granted
(B38, B55 (SEPS1), B60)
                          June 29, 2000    Canada             2,377,784                 Pending
                          June 29, 2000    Europe             00940047.4                Pending
                          June 29, 2000    Hong Kong          02107381.0                Pending
                          June 29, 2000    Israel             147183                    Pending
                          June 29, 2000    Japan              2001-508333               Pending
                          June 29, 2000    Mexico             PA/2001/013425            Pending
                          June 29, 2000    New Zealand        531749                    Granted
                                                              (Divisional of 516211)
                          June 29, 2000    Singapore          200108084.5               Granted
                          June 29, 2000    U.S.A.             10/039,050                Pending
----------------------------------------------------------------------------------------------------------
Nucleic acid expressed    February 5,      PCT                PCT/AU02/00109            Pending
in the hypothalamus or
muscle tissue in obese
animals"

(AGT-106, AGT-113,
AGT-201, AGT-202 and      2002
AGT-203 (PSARL))
                          February 5,      Australia          2002227795                Pending
                          2002
                          February 5,      Canada             2,437,423                 Pending
                          2002
                          February 5,      Europe             020709910.0               Pending
                          2002
                          February 5,      Hong Kong          04103638.8                Pending
                          2002
                          February 5,      Israel             157166                    Pending
                          2002
                          February 5,      Japan              2002-563330               Pending
                          2002
                          February 5,      Mexico             PA/a/2003/007067          Pending
                          2002
                          February 5,      New Zealand        527260                    Pending
                          2002


                          February 5,      Republic of        10-2003-701389            Pending
                          2002             Korea (South)
                          February 5,      Republic of        2003/5965                 Granted
                          2002             South Africa
                          February 5,      Singapore          200304476-5               Pending
                          2002
                          February 5,      U.S.A.             10/467,606                Pending
                          2002
---------------------------------------------------------------------------------------------------------
A gene and uses           May 21, 2002     PCT                PCT/AU02/00628            Pending
~therefore (L25, L27,
L28, S6, S9, S10, S15
and S31)
                          May 21, 2002     Australia          2002308412                Pending
                          May 21, 2002     Canada             2,447,942                 Pending
                          May 21, 2002     Europe             02771600.0                Pending
                          May 21, 2002     Hong Kong          04106894.0                Pending
                          May 21, 2002     Japan              2002-592483               Pending
                          May 21, 2002     New Zealand        529735                    Pending
                          May 21, 2002     U.S.A.             10/478,443                Pending
                          May 21, 2002     U.S.A.             Provisional               Pending
                                   60/494,428
---------------------------------------------------------------------------------------------------------
Modulating serum          June 21, 2002    PCT                PCT/AU02/00815            Pending
amyloid and interaction
with tanis and agents
useful for same"
(apolipoprotein
{modulator of Tanis}
                          June 21, 2002    Australia          2002344670                Granted
                          June 21, 2002    Canada             2,451,250                 Pending
                          June 21, 2002    Europe             02742500.8                Pending
                          June 21, 2002    Hong Kong          04106897.7                Pending
                          June 21, 2002    Japan              2003-506918               Pending
                          June 21, 2002    New Zealand        530499                    Pending
                          June 21, 2002    U.S.A.             10/481,652                Pending
---------------------------------------------------------------------------------------------------------
Obesity related genes     August 28, 2002  PCT                PCT/AU02/01173            Pending
expressed at least in
the hypothalamus, liver
or pancreas
(AGT-109, AGT-407,
AGT-408, AGT-409,
AGT-601, AGT-204)


                          August 28, 2002  Australia          2002325644                Pending
                          August 28, 2002  Canada             2,458,849                 Pending
                          August 28, 2002  Europe             02759897.8                Pending
                          August 28, 2002  Japan              2003-523670               Pending
                          August 28, 2002  New Zealand        531456                    Pending
                          August 28, 2002  Singapore          200401127-6               Pending
                          August 28, 2002  U.S.A.             10/488,350                Pending
---------------------------------------------------------------------------------------------------------
Differentially            October 16,      PCT                PCT/AU02/01405            Pending
expressed genes
associated with obesity
or Type 2 diabetes
(AGT-119, AGT-120,
AGT-121, AGT-122,
AGT-422, AGT-123 and      2002
AGT-504)
                          October 16,      Australia          2002332956                Pending
                          2002
                          October 16,      Canada             N/A                       Pending
                          2002
                          October 16,      Europe             02801234.2                Pending
                          2002
                          October 16,      Israel             161294                    Pending
                          2002
                          October 16,      Japan              2003-536252               Pending
                          2002
                          October 16,      Mexico             PA/a/2004/003635          Pending
                          2002
                          October 16,      New Zealand        532078                    Pending
                          2002
                          October 16,      Peoples Republic   02823611.4                Pending
                          2002             of China
                          October 16,      Republic of        10-2004-7005672           Pending
                          2002             Korea (South)
                          October 16,      Republic of        2004/2859                 Granted
                          2002             South Africa


                    October 16, Singapore 200401778-6 Pending
                          2002
                          October 16,      U.S.A.             10/826,448                Pending
                          2002
---------------------------------------------------------------------------------------------------------
Methods of treatment      March 16, 2004   U.S.A.             60/553,823                Pending
and prophylaxis (SGIP1
stand-alone)
                          March 16, 2004   International      PCT/AU2005/000372         Pending
---------------------------------------------------------------------------------------------------------
A gene and uses           January 13,      U.S.A.             60/439,767                Pending
therefor (AGT-701,
AGT-702, AGT-704,
AGT-705, AGT-706,
AGT-707, AGT-708,         2003
AGT-709 and AGT-710)
                          January 13,      International      PCT/AU2004/000043         Pending
                          2003
---------------------------------------------------------------------------------------------------------
Differential expression   July 8, 2003     U.S.A.             60/485,790                Pending
of nucleic acid (AGT
711 - AGT 726)
                          July 8, 2003     International      PCT/AU2004/000919         Pending
---------------------------------------------------------------------------------------------------------
A nucleic acid molecule   September 14,    U.S.A.             60/609,962                Pending
(AGT 307, AGT308,         2004
AGT309, AGT310 & AGT311)
                          September 14,    International      PCT/AU2005/001402         Pending
                          2004
---------------------------------------------------------------------------------------------------------
Therapeutic,              September 18,    U.S.A.             60/504,186                Pending
prophylactic and
diagnostic markers
(SelS and inflammation)   2003
                          September 18,    International      PCT/AU2004/001260         Pending
                          2003
---------------------------------------------------------------------------------------------------------
Methods and               February 3,      U.S.A.             60/541,862                Pending
compositions for
modulating satiety
(CXS829 and others)       2004
                          February 3,      International      PCT/AU2005/000120         Pending
                          2004
---------------------------------------------------------------------------------------------------------
A gene and uses           March 31, 2004   U.S.A.             60/558,261                Pending
therefore II (PSARL P
beta)
                          March 31, 2004   International      PCT/AU2005/000468         Pending
---------------------------------------------------------------------------------------------------------



Chemopotentiation by      March 15, 2000   U.S.A.             09/810527                 Granted
Cephalotaxine
alkaloids, derivatives,
compositions and uses
thereof
                          March 15, 2000   U.S.A.             10/769638                 Pending
                                                              Divisional of above
---------------------------------------------------------------------------------------------------------
Cephalotaxine alkaloid    March 15, 2000   U.S.A.             10/769638
                                                              Divisional of above to
compositions &                                                claim HHT and
uses thereof                                                  Camptothecin              Pending
                          March 15, 2000   Europe             01908763.2                Pending
                          March 15, 2000   Australia          2001245803
                                                                                        Pending
                          March 15, 2000   Canada             2402710                   Pending
                          March 15, 2000   Japan              2001-566662               Pending
                          March 15, 2000   Hong Kong          03104183.6                Pending
---------------------------------------------------------------------------------------------------------
Formulations and          July 17, 2002    International      PCT/US03/21639            Pending
methods of
administration of
Cephalotaxines,
including
homoharringtonine
---------------------------------------------------------------------------------------------------------
Angiogenesis inhibition   July 22, 2002    U.S.A.             10/625866
by Cephalotaxine
alkaloids, derivatives,
compositions and uses
thereof                                                                                 Pending
                          July 22, 2002    International      US03/22926                Pending
---------------------------------------------------------------------------------------------------------
Chemopotentiation by      April 12, 2000   U.S.A.             09/834177                 Granted
napthalimides,
derivatives,
compositions and uses
thereof                                                                                 (US6,630,173)
                          April 12, 2000   Europe             EP 1,274,458 B1           Granted
---------------------------------------------------------------------------------------------------------
Naphthalimide             July 8, 2002     U.S.A.             10/616178
synthesis  including
amonafide synthesis and
pharmaceutical
preparations thereof                                                                    Pending
                          July 8, 2002     International      PCT/US03/21503            Pending
------------------------- ---------------- ------------------ ------------------------- -----------------

Patent protection is being sought in major markets through the filing of U.S. and International Patent Cooperation Treaty ("PCT") applications. The portfolio includes 22 PCT applications and currently derived from these applications are over 96 national and regional patent applications in 12 different jurisdictions, including the U.S., Europe and Japan. The portfolio also includes 5 provisional patent applications not listed above that have been submitted in the past year.



Under the PCT, a single patent application is filed which designates various countries or regions. The application is referred to as an International application. All major countries and regions (e.g. Europe) can be designated and this effectively reserves the right to lodge patent applications in those countries and regions up to 18 months following the filing of the PCT application. During that period, an International Search Report and an International Preliminary Examination Report are issued by the relevant national patent office (eg. the United States Patent and Trademark Office ("USPTO"), or Australian Patent Office) and there are opportunities to amend the claims and specification although new matters cannot be added. At the end of the 18 month period (i.e. generally 30 months after filing of the initial provisional application), the applicant decides in which countries to pursue national or regional applications.



COMPETITION

The Company faces, and will continue to face, intense competition from one or more of the following entities:

          o    biotechnology companies;

          o    pharmaceutical companies;

          o    academic and research institutions; and

          o    government agencies.

The Company is also subject to significant competition from organizations that are pursuing approaches, technologies and products that are the same as, or similar to, its technology and products. Any products that are developed through the Company's technologies will compete in highly competitive markets. Further, the Company's competitors may be more effective at using their technologies to develop commercial products. Many of the organizations competing with the Company have greater capital resources, larger research and development staffs and facilities, more experience in obtaining regulatory approvals and more extensive product manufacturing and marketing capabilities. As a result, the Company's competitors may be able to more easily develop technologies and products that would render the Company's technologies and products, and those of its collaborators, obsolete and noncompetitive. In addition, there may be product candidates of which the Company is not aware at an earlier stage of development that may compete with the Company's product candidates.

Specific competition risk according to disease class is summarized below.

Cancer
The Company faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products. Several of these companies have products in the same indications or utilize similar technologies and/or personalized medicine techniques, such as Antigenics' HSPPC-70 personalized cancer vaccine, currently in a Phase 2 trial in CML. Bristol-Myers Squibbs' Dasatinib (BMS-354825) and Novartis's AMN-107 are currently in Phase 2 clinical trials for CML patients who have developed resistance to Gleevec(R). Supergen has three Phase 2 studies ongoing with decitabine in CML. Xanthus Life Sciences is currently conducting a Phase I/2 study with amonafide malate in acute myeloid leukemia. There are also a number of other competitive trials or technologies elsewhere in the world.

Metabolic Syndrome and Depression
There are numerous internationally-regarded genomics and target discovery companies that are active in the search for new potent therapeutics against these diseases. Some of the Company's competitors have entered into collaborations with leading companies within the Company's target markets. Companies that are applying different proprietary technologies to the search for novel targets include:

          o    Amgen, Inc.

          o    Curagen Corporation, Inc.

          o    DeCode Genetics.

          o    Excelixis, Inc.

          o    Genentech, Inc.

          o    Human Genome Sciences, Inc.

          o    Incyte Pharmaceuticals, Inc.

          o    ZymoGenetics, Inc.

A number of organizations are attempting to rapidly identify and patent genes and gene fragments sequenced at random, typically without specific knowledge of the function of such genes or gene fragments. If the Company's competitors discover or characterize important genes or gene fragments before it does, it could adversely affect the Company's ability to commercialize its products. The Company expects that competition in genomics research will intensify as technical advances are made and become more widely known. In addition, a number of competitors are claiming patent protection without having cellular, animal, or human data to support their claims. In many cases generic claims are being issued by the USPTO, and these claims may make it difficult to commercialize products, or, if licenses are made available, may make the royalty burden on these products so high as to prevent commercial success.


Material effects of government regulation
The international pharmaceutical industry is highly regulated by numerous governmental authorities in Australia, the U.S., the U.K., Europe and by regulatory agencies in other countries where the Company intends to test or market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labeling and marketing of drugs and devices and also review the quality, safety and effectiveness of pharmaceutical products and devices. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

The national regulatory authorities have high standards of technical appraisal. Consequently, the introduction of new pharmaceutical products generally entails a lengthy development and approval process. Of particular importance is the requirement that products be authorized or registered prior to marketing and such authorization or registration be maintained. Of particular significance in the U.S. are the U.S. FDA requirements covering research and development, testing, manufacturing, quality control, labeling and marketing of drugs for human use. A pharmaceutical product cannot be marketed in the U.S. until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA. As a result of these requirements, the length of time, the level of expenditure and the laboratory and clinical information required for approval of a New Drug Application ("NDA") or a product license application are substantial and can require a number of years, although recently revised regulations are designed to reduce the time for approval of new products. In Europe, two systems for the registration of pharmaceutical products are in operation, the centralized procedure and the mutual recognition procedure. In the centralized system, review of the proposed new product is co-coordinated by the European Medicines Evaluation Agency ("EMEA") located in London and, if the product is found to meet the criteria for marketing authorization, a European Marketing Authorization is granted which is valid throughout the EU. In the mutual recognition procedure, the initial review is undertaken by the national health authority of one of the EU member states and, if this country considers the product acceptable for marketing authorization, the other EU member states are asked to recognize this approval and issue their own authorization. The mutual recognition procedure thus results in a national authorization in each member state. However, irrespective of the procedure followed, the technical requirements for marketing authorization are the same. For European countries that are outside the EU, national marketing authorization procedures with similar technical standards exist. The Company anticipates that the introduction of new products will continue to require substantial effort, time and expense in order to comply with regulatory requirements.

No new drug is permitted to be sold in developed countries without extensive data on its quality, safety and efficacy first being obtained, organized and submitted to governmental regulatory authorities. The development stage of this process may be divided into two parts: (i) pre-clinical; and (ii) clinical development. Included in pre-clinical development are the development of processes for manufacturing the product candidate, toxicology studies and other activities such as pharmacology and drug metabolism studies. Clinical trials run until, and in some cases after, the product is marketed and cover several, sometimes overlapping, phases.

In Phase I trials, a small number of healthy human volunteers are exposed to a product candidate. Typically, the volunteers are administered single or multiple doses, following which the effects of the candidate drug are closely monitored. The way the body deals with the product candidate from administration to elimination (pharmacokinetics) is also studied. Phase 2 trials involve the first studies on patients and explore the doses required to produce the desired benefits. Safety and pharmacokinetic information is also collected. Phase 3 trials typically involve larger numbers of patients and geographically dispersed test sites. The trials in this Phase may compare the new agent with other available treatments. In Phase 3 trials, costs are significantly higher than in earlier Phases due to the larger number of patients and longer duration of trial.

In addition to the forms of regulation referred to above, the prices of pharmaceutical products in many countries are controlled by law. In some countries, such as France and Japan, the prices of individual products are regulated. By contrast, in the U.K., prices are controlled by reference to limits upon the overall profitability, measured by the rate of return on capital employed, of sales of products supplied under the U.K. National Health Service. The permitted rate of return on capital employed for each pharmaceutical company is determined through negotiations with the U.K. Department of Health under the 1999 Pharmaceutical Price Regulation Scheme. If a company's actual rate of return exceeds the agreed rate, it is required to negotiate either a repayment of past profits which the Department of Health considers to be excessive or future price reductions. There is no assurance that the current arrangements will continue in the future.

Governments may also influence the price of pharmaceutical products through their control of national healthcare organizations which may bear a large part of the cost of supply of such products to consumers. In the U.S. and Germany, indirect pressure can be exerted on prices by government funded or private medical care plans. The Company is unable to predict whether, or to what extent, its business may be affected by legislative and regulatory developments relating to specific pharmaceutical products or the pricing of such products, or to its overall business. The uncertainties involved, or any adverse regulatory developments, could significantly affect the Company's operational results and its ability to achieve profitability.

C.       ORGANIZATIONAL STRUCTURE

ChemGenex Pharmaceuticals Limited is a limited liability corporation listed on the ASX. Its subsidiaries are set forth below:

Name of entity                                  Country of incorporation    Ownership interest (%)     Business
--------------                                  ------------------------    ----------------------     --------
Autogen Research Pty Ltd                        Australia                   100                        Research and
                                                                                                       development
ChemGenex Pharmaceuticals, Inc. (formerly       U.S. (Delaware)             100                        Research and
ChemGenex Therapeutics, Inc.)                                                                          development


D.       PROPERTY, PLANT AND EQUIPMENT

The Company's headquarters are in Geelong, Victoria, Australia. Its headquarters, comprising leased premises of approximately 80 square meters, contains office space and storage space. The property plant and equipment recorded includes leasehold improvements, furniture and fittings, computer equipment, and equipment used in research and development by external providers.

These properties are in good condition.

The lease for the headquarters premises is continuing. Designated research projects are subcontracted to third party laboratories.

ChemGenex Pharmaceuticals, Inc. leases approximately 2,400 square feet of corporate office space in Menlo Park, California, under a lease agreement that terminates on December 31, 2005. The U.S. subsidiary also subleases approximately 500 square feet of laboratory space to conduct in vitro experiments to support oncology discovery and development programs in Menlo Park, California under a sublease that terminates on December 31, 2005.

Environmental

The Company's operations are not subject to any significant environmental regulations under either Australian Commonwealth or State legislation. The Company uses hazardous materials that could be dangerous to human health, safety or the environment. As appropriate, the Company stores these materials and various wastes resulting from their use at its facilities pending ultimate use and disposal. The Company is subject to a variety of federal, state and local laws in both Australia and the U.S. and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from the use of such materials. While the costs for compliance, including costs related to the disposal of hazardous materials, to date have been nominal, the Company may incur significant costs complying with both existing and future environmental laws and regulations. ChemGenex Pharmaceuticals, Inc. is subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal EPA may adopt regulations that may affect the U.S. subsidiary's research and development programs. The Company is unable to predict whether any agency will adopt any regulations that could have a material adverse effect on its operations.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with Item 3A. "Selected consolidated financial data" and the Company's audited consolidated financial statements, the notes thereto and other financial information appearing elsewhere in this Annual Report. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that reflect the Company's plans, estimates, intentions, expectations and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See the "Risk Factors" section of Item 3D and other forward-looking statements in this Annual Report for a discussion of some, but not all factors that could cause or contribute to such differences.

The following review is based on the Company's audited consolidated financial statements which are prepared under A GAAP. A summary of the significant differences between A GAAP and U.S. GAAP is given below and more detailed information is provided in the Company's audited consolidated financial statements included elsewhere in this Annual Report.

RECENTLY ISSUED BUT NOT YET ADOPTED ACCOUNTING PRONOUNCEMENTS APPLICABLE TO CHEMGENEX

AUSTRALIAN PRONOUNCEMENTS
In accordance with the Financial Reporting Council's strategic directive, the Company will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards ("A IFRS"), for annual reporting periods beginning on or after January 1, 2005. Accordingly, the Company's first half-year report prepared under A IFRS will be for the half-year reporting period ending December 31, 2005, and the first annual financial report prepared under A IFRS will be for the year ending June 30, 2006.

The Company has commenced transitioning its accounting policies and financial reporting from A GAAP to A IFRS. The Company has allocated internal resources and engaged external consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to A IFRS. As the Company has a June 30 year end, priority has been given to considering the preparation of an opening balance sheet in accordance with A IFRS as at July 1, 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the Company prepares its first fully A IFRS compliant financial report for the year ending June 30, 2006. Set out below are the key areas where accounting policies will change-

Goodwill
Under AASB 3 Business Combinations goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment. Currently, the group amortises goodwill over its useful life but not exceeding 20 years.

The Company has not elected to apply AASB 3 retrospectively and hence, prior year amortisation would not be written-back as at the date of transition.

Impairment of assets
Under AASB 136 Impairment of Assets, the recoverable amount of an asset is determined as the higher of net selling price and value in use. Estimated "whole of life" depreciation rates will no longer be used as companies are review assets for "impairment' at the end of each reporting period.

Share-based payment
Under AASB 2 Share based Payments, the Company would recognise the fair value of options granted to employees and non-employees as remuneration as an expense on a pro-rata basis over the vesting period in the statement of financial performance with a corresponding adjustment to equity. Share-based payment costs are not recognised under A-GAAP.

Income taxes
The Company has carried forward tax losses which have not been recognized as deferred tax assets as they do not satisfy the `virtually certain' criteria under A GAAP. Under A IFRS, it may be easier to recognize these tax losses as deferred tax assets as they are recognized based on a `probable' recognition criteria. The impact of this difference may be to increase deferred tax assets and opening retained earnings, and result in a higher level of recognized deferred tax assets on a go-forward basis.

The Company's estimates of the effect of the implementation of A IFRS are detailed in note 1(s) of the consolidated financial statements.

U.S. PRONOUNCEMENTS
In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payments ("SFAS 123R"). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25") to stock compensation awards issued to employees. Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS No. 123R will be effective for the Company's fiscal year ending June 30, 2006. The Company has not yet quantified the effect of the future adoption of SFAS No. 123R on a go forward basis.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets
- an amendment of APB Opinion No. 29 ("SFAS No. 153"), which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, Accounting Changes previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (fiscal 2007 for the Company). The Company has not yet assessed the impact of the adoption of SFAS 154.

DIFFERENCES BETWEEN AUSTRALIAN ACCOUNTING STANDARDS AND U.S. ACCOUNTING
STANDARDS
The Company prepares its audited consolidated financial statements in accordance with A GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of the Company's net loss and total equity in accordance with A GAAP and U.S. GAAP as of the dates and for the periods indicated:

                                               -----------------------------------------------------
PERIOD                                             YEAR TO JUNE      YEAR TO JUNE      YEAR TO JUNE
                                                       30, 2005          30, 2004          30, 2003
                                               -----------------------------------------------------

                                               -----------------------------------------------------
Net  loss  in  accordance  with  A  GAAP  (as           (6,661)           (3,171)           (1,887)
restated)
                                               -----------------------------------------------------
Net loss in accordance with U.S. GAAP                   (6,187)          (20,060)           (1,943)
                                               -----------------------------------------------------

                                               -----------------------------------
AS AT                                             JUNE 30, 2005     JUNE 30, 2004

                                               -----------------------------------

                                               -----------------------------------
Total equity in accordance with A GAAP                   24,387            16,713
                                               -----------------------------------
Total equity in accordance with U.S. GAAP                 8,378               131
                                               -----------------------------------


See Note 25 to the audited consolidated financial statements included elsewhere herein for a description of the differences between A GAAP and U. S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net loss and total equity for the dates and periods indicated therein. Differences between A GAAP and U.S. GAAP that have a material effect on net loss and total equity relate to share-based compensation, purchase accounting and marketable securities.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company prepares its financial statements in accordance with generally accepted accounting principles. As such, it is required to make estimates, judgments, and assumptions that management believes are reasonable based upon the information available. The estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 1 of the Company's audited consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating its financial condition and results of operations are discussed below.


A GAAP AND U.S. GAAP

Revenue Recognition

Research revenue comprises amounts received for certain research and development activities under the Company's collaborations with Merck Sante and Vernalis (R&D) Limited.

For contracts without specifically defined milestones, revenues are recognized as earned on a straight line basis over the lives of the respective agreements as this reflects the level of effort required over the performance period. Such agreements are performed on a "best efforts" basis with no guarantee of either technological or commercial success Project funding received in advance of the period in which the associated research efforts are performed is included in deferred revenue.

For contracts with specifically defined milestones, revenues from milestone payments related to agreements under which the Company has no continuing performance obligations are recognized upon achievement of the related milestone which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the Company has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue when the collaborating party confirms that the performance obligations have been met.


U.S. GAAP

In-Process Research and Development

In connection with the June 21, 2004 merger with ChemGenex Therapeutics, Inc. (accounted for under the purchase method of accounting), for U.S. GAAP purposes the Company allocated A$16.6 million of the purchase price to in-process research and development projects that had not yet reached technological feasibility and are reasonably believed to have no alternative future use. The value assigned to in-process research and development was determined by estimating the cost to develop the purchased in-process research and development into commercially feasible products, the percentage of completion at the acquisition date and the resulting net risk-adjusted cash flows from the projects, and discounting the net cash flows to their present value. The discount rate of 43.5% used in determining the in-process research and development expenditures reflects a higher risk of investment because of the higher level of uncertainty due in part to the nature of the Company and the industry to constantly develop new technology for future product releases. The forecasts used by the Company in valuing in-process research and development were based on assumptions the Company believed at the time to be reasonable, but which are inherently uncertain and unpredictable. Given the uncertainties of the development process, no assurance can be given that deviations from the Company's estimates will occur and no assurance can be given that the in-process research and development projects identified will ever reach either technological or commercial success.

Share-based Compensation
Under U.S. GAAP, the Company has elected to account for share-based compensation attributable to the issuance of share options to directors and employees using the intrinsic value method as prescribed by APB No. 25. Accordingly, share-based compensation expense is only recorded if the quoted market price of the Company's stock, as at the measurement date, exceeds the amount that the director or employee must pay. The intrinsic value attributable to unvested options is amortized over the remaining vesting period of the options. For options that vest upon the achievement of a target stock price, compensation expense is recognized when the target is achieved.

Under U.S. GAAP, the Company accounts for share-based compensation attributable to share options granted to non-employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (collectively, "SFAS No. 123"), and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ("EITF No. 96-18"). Under SFAS No. 123 and EITF No. 96-18, share-based compensation for stock options granted to non-employees is equal to the fair value of the share options as of the measurement date. The Company determines the fair value of options granted to non-employees using the Black-Scholes option valuation model, which requires the input of highly subjective assumptions, including the estimated fair value of the Company's common stock and expected stock price volatility. Share-based compensation related to unvested options granted to non-employees is remeasured periodically as the underlying options vest.

RESTATEMENT
As a public company in Australia, the Company is required to file consolidated financial statements with the ASX and the Australian Securities and Investment Commission ("ASIC") that comply with A-GAAP. In these statutory A-GAAP consolidated financial statements for the year ended June 30, 2004, direct acquisition costs associated with the Company's June 2004 acquisition of ChemGenex Therapeutics, Inc. were expensed as incurred.

For the purpose of the Company's Registration Statement on Form 20-F filed with the Securities and Exchange Commission in June 2005, the Company completed a detailed assessment of the in-process research and development and potential cash flows of ChemGenex Therapeutics, Inc. and further considered the applicable guidance in AASB 1013, Accounting for Goodwill, which led the Company to conclude that it should have capitalized the direct acquisition costs as part of the cost of acquisition, thereby increasing the goodwill on acquisition. This change in accounting treatment was reflected in the Company's statutory A-GAAP interim consolidated financial statements for the half year ended December 31, 2004 and consolidated financial statements for the year ended June 30, 2005 lodged with the ASX and the ASIC during 2005.

For the purpose of this Form 20-F Annual Report, the Company has restated its Consolidated Statement of Financial Performance for the year ended June 30, 2005 to reverse the change in accounting treatment of the direct acquisition costs made in the statutory filings lodged with the ASX and the ASIC referred to above. This reversal is necessary as the direct acquisition costs were already capitalized in the consolidated financial statements as of and for the year ended June 30, 2004 included in the Company's June 2005 Registration Statement on Form 20-F. As at June 30, 2005, the Consolidated Statement of Financial Position included in this Form 20-F Annual Report and as well as the statutory A-GAAP consolidated financial statements filed with the ASX and ASIC reflect the same values for goodwill ($16,083,622) and for net assets ($24,387,320).

A summary of the significant effects of the restatement for the year ended June 30, 2005 is included as note 24 to the consolidated financial statements.


A.       OPERATING RESULTS

The Company's principal activity since July 1996 has been research and development of novel targets and therapeutics for human diseases including obesity, diabetes, depression and cancer. The Company has made losses since commencing its current principal activities. As at June 30, 2005,, the Company's accumulated deficit was A$ 71,072,449 compared to A$64,411,243, as at June 30, 2004, and A$61,240,103 at June 30, 2003.

The Company's losses fluctuate from year to year principally due to the commencement or termination of collaborative research and development agreements, the timing of milestone payments, government grants, the level of interest income and variations in the level of expenditures relating to research and clinical development programs. The Company expects to incur continued losses in coming years. The Company continues to incur the greater part of its costs on personnel and external contract costs needed to support the research and development of its platforms, including expenses related to the protection of patent and other intellectual property rights.


OVERVIEW

The Company is a development stage biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel medicines for cancer, diabetes, obesity, depression and anxiety. ChemGenex Pharmaceuticals Limited was formed through the merger of AGT Biosciences Limited and ChemGenex Therapeutics, Inc. on June 21, 2004. AGT Biosciences Limited was a publicly-listed company that specialized in the use of genomics tools to identify and validate novel targets for therapeutic intervention in diabetes, obesity, depression and anxiety. AGT Biosciences Limited, which had previously been called Autogen Limited (from May 1999 to March 2003) and Australia Wide Industries Limited (from July 1986 to May 1999), commenced biotechnology activities on July 10, 1996. On June 28, 2002, a 20% shareholding in Autogen Limited held by the then Executive Chairman was sold to the publicly-listed Australian investment company, Charter Pacific Corporation Limited. This led to a significant restructure of the management team and significantly improved financial performance of the Company. ChemGenex Therapeutics, Inc. was a private company incorporated in the state of Delaware on September 14, 1999 to use genomic tools and medicinal chemistry to accelerate the development of anti-cancer therapeutics. The merged entity commenced trading on the ASX as ChemGenex Pharmaceuticals Limited on June 29, 2004. The merged entity has an aggregate of 114,797,616 shares of ordinary stock outstanding.

To date, the Company has devoted substantially all of its resources to the development of its target discovery and validation technologies, research and development and preclinical and early stage clinical testing of Ceflatonin(R) (homoharringtonine) and Quinamed(R) (amonafide dichloride) and other product candidates. It has incurred net losses since the commencement of biotechnology operations and expects to incur substantial and increasing losses for the next several years as it expands its research and development activities and moves its product candidates into later stages of development. To date, the Company has no product revenue and has funded its operations primarily through the payments from pharmaceutical industry partners (direct revenues and milestone payments), issue of equity securities and interest income. It has established ongoing partnership agreements in its two main discovery programs; diabetes and obesity (with Merck Sante) and depression and anxiety (with Vernalis (R&D) Limited). Planned core activities over the next several years are to:

          o continue the development of Ceflatonin(R), currently in Phase 2 clinical trial for the treatment of CML;

          o continue the development of Quinamed(R), currently in Phase 2 clinical trial for the treatment of solid tumors including prostate, breast and ovarian cancer;

          o continue the development of its other cancer-treating product candidates;

          o expand the Company's research, discovery and development programs in the fields of diabetes and obesity;

          o expand the Company's research, discovery and development programs in the fields of depression and anxiety;

          o advance the Company's preclinical cancer-treating candidates into clinical development;

          o    establish and maintain sales and marketing operations;

          o commercialize any product candidates that receive regulatory approval; and

          o in-license technology and acquire or invest in businesses, products or technologies that are synergistic with the Company's own.


ChemGenex has a limited history of operations with its current management team and business focus.

The Company's business is subject to significant risks, including but not limited to the risks inherent in its ongoing clinical trials and the regulatory approval process, the results of its research and development efforts, competition from other products and technologies and uncertainties associated with obtaining and enforcing patent rights.

RESULTS OF OPERATIONS - FISCAL YEARS

The following tables are intended to illustrate a tabular analysis of the consolidated statements of financial performance for the 2005, 2004 and 2003 fiscal years.

The table below shows contribution of different revenue types to total revenue for fiscal 2005, 2004 and 2003. All revenue was earned in Australia and is expressed in A$.

                                                                         2005                 2004                2003
                                                                                                A$
Research revenue                                                    3,527,312            2,885,349           4,997,247
Interest revenue                                                      266,987               80,828              57,947
Patent reimbursement                                                  104,085              605,110                   -
Exchange rate benefit                                                       -               24,153                   -
Other revenue                                                         196,902                    -             149,404
                                                           ------------------------------------------------------------
Total revenue                                                       4,095,286            3,595,440           5,204,598
                                                           ------------------------------------------------------------


The table below shows revenue changes for fiscal 2005, 2004 and 2003:

                                                                      PERCENTAGE CHANGE OVER PREVIOUS YEAR
                                                                         2005                 2004                2003
                                                           ------------------------------------------------------------
Revenues from ordinary activities                                       13.9%               -30.9%               11.0%


The table below shows the proportion of individual expenses items to total operating costs for fiscal 2005, 2004 and 2003.
                                                                         2005                 2004                2003
                                                                (AS RESTATED)
                                                           ------------------------------------------------------------
Research and development expenditure                                    43.0%                64.8%               65.6%
Employee costs                                                          20.7%                12.2%               11.5%
Patent costs                                                             4.1%                 7.0%                2.0%
Legal costs                                                              1.0%                 0.0%                1.2%
Depreciation                                                             2.5%                 3.8%                3.6%
Amortization                                                             7.9%                 0.5%                0.0%
Non-current asset write-down                                             0.0%                 0.0%                4.1%
Other expenses from ordinary activities                                 20.8%                11.7%               12.0%

TOTAL EXPENSES                                                         100.0%               100.0%              100.0%

While the level of research and development expenditure has remained relatively constant for the past three fiscal years, the relativity to other expenses altered significantly in 2005 reflecting the increase in the Company's operating base following the merger with ChemGenex Therapeutics Inc. in June 2004.



COMPARISON OF FISCAL YEAR 2005 WITH FISCAL YEAR 2004


Revenue
The Company's total revenue increased by A$0.5 million or 14% from A$3.6 million in fiscal 2004 to A$4.1 million in fiscal 2005. The increase primarily reflects the introduction of the depression gene discovery and validation agreement with Vernalis (R&D) Limited which provided revenue of A$1.0 million in fiscal 2005. Interest revenue increased by A$0.2 million due to higher cash balances while patent reimbursements reduced by A$0.5 million.

Costs and expenses

The Company's costs and expenses are detailed in the consolidated statements of financial performance.


Research and development expenditure


Research and development expenditure increased by 5% from A$4.4 million in fiscal 2004 to A$4.6 million in fiscal 2005. This increase reflects preliminary expenses incurred on the cancer trials and a rearrangement of expenses associated with the depression and metabolic syndrome projects.

Employee costs


Employee expenses increased by A$1.4 million or 169% from A$0.8 million in fiscal 2004 to A$2.2 million in fiscal 2005, reflecting the inclusion of the Menlo Park operations for a full year.


Patent costs

Patent costs include regulatory charges involved in applying for, and maintaining, patent protection together with charges from patent attorneys for specialist advice on these matters. Patent costs are expensed as incurred. Patent costs decreased by 6% in fiscal 2005 due to different timing of various patent activities.


Legal costs


Legal costs increased by 3,110% from almost nil in fiscal 2004 to A$0.1 million in fiscal 2005, reflecting the requirement for legal services in the development of new contracts.


Depreciation


No substantive change from previous year.


Amortization


Amortization in fiscal 2005 reflects the full year charge for amortization of goodwill associated with the acquisition of ChemGenex Therapeutics, Inc. in June 2004.

Other expenses from ordinary activities


Other expenses from ordinary activities increased by 185% from A$0.8 million in fiscal 2004 to A$2.2 million in fiscal 2005. This increase reflects the costs associated with the initial SEC registration and NASDAQ listing in June 2005 and increased operating costs associated with maintaining offices in Australia and the USA for a full year.


Net loss

The Company's net loss increased by A$3.4 million or 68% from A$3.2 million in fiscal 2004 to A$6.6 million in fiscal 2005 for the reasons described above.



COMPARISON OF FISCAL YEAR 2004 WITH FISCAL YEAR 2003


Revenue
The Company's total revenue decreased by A$1.6 million or 31% from A$5.2 million in fiscal 2003 to A$3.6 million in fiscal 2004. The decrease primarily reflects the lack of milestone payment from Merck Sante (A$1.3 million in fiscal 2003 whereas no payment was due or anticipated in fiscal 2004) and foreign currency fluctuations. The foreign currency fluctuations meant that for the same contracts the Company received A$0.4 million less in fiscal 2004 than in fiscal 2003. Patent reimbursements of A$0.6 million were received from Merck Sante in fiscal 2004 whereas no reimbursements were due in fiscal 2003.

Costs and expenses

The Company's costs and expenses are detailed in the consolidated statements of financial performance.


Research and development expenditure


Research and development expenditure decreased by 6% from A$4.7 million in fiscal 2003 to A$4.4 million in fiscal 2004. This decrease occurred without any commensurate reduction in research capacity due to increased operational efficiency of the Company's research service providers.

Employee costs


No substantive change from previous year.


Patent costs

Patent costs include regulatory charges involved in applying for, and maintaining, patent protection together with charges from patent attorneys for specialist advice on these matters. Patent costs are expensed as incurred. Patent costs increased by 226% from A$0.1 million incurred in fiscal 2003 to A$0.5 million in fiscal 2004. This reflects different timing of patent activities, and the progression of several applications to the examination phase.


Legal costs

Legal costs decreased by 96% from A$0.1 million incurred in fiscal 2003 to A$0.0 million in fiscal 2004. This reflects reduced requirement for legal services in the development of new contracts.

Depreciation


No substantive change from previous year.


Amortization


Amortization in fiscal 2004 reflects the amortization of goodwill associated with the acquisition of ChemGenex Therapeutics, Inc. in June 2004.


Non-current asset write down


Non-current asset write down decreased from A$0.3 million in fiscal 2003 to A$0.0 in fiscal 2004. In fiscal 2003, the charge reflects the final diminution in value of share investments not related to biotechnology activities made by the previous management as well as the carrying amount of investments sold during the year.


Other expenses from ordinary activities


Other expenses from ordinary activities decreased by 7% due primarily to a reduction in payments to members of the Scientific Advisory Board.


Net loss

The Company's net loss increased by A$1.3 million or 68% from A$1.9 million in fiscal 2003 to A$3.2 million in fiscal 2004 for the reasons described above.



B.       LIQUIDITY AND CAPITAL RESOURCES

The Company's future revenues, liquidity and capital requirements are dependent upon several factors, including, but not limited to, its success in generating significant revenues from partnerships and/or sales; the time and cost required to manufacture and find partners for its products; the time and cost required for clinically developed products to obtain regulatory approvals; competitive technological developments; additional government-imposed regulation and control; and changes in healthcare systems which affect reimbursement, pricing or availability of drugs and market acceptance of drugs and drug technologies.

To date, the Company has funded its operations primarily through the payments from pharmaceutical industry partners and the issue of equity securities. From July 1, 1996, when the Company's biotechnology activities commenced, it has received approximately A$45.1 million (including A$14.4 million since July 1, 2004) from the issue of equity securities. In addition, during this period, the Company has received A$24.2 million from its pharmaceutical partners for depression, diabetes and obesity research.

Over the past four years the Company has been able to obtain approximately 85% of the funding required for the combined diabetes, obesity, depression and anxiety contracts research spending via collaborative research agreements -

PERIOD                    CONTRACT RESEARCH SPENDING     COLLABORATIVE FUNDING
                                                    A$
Fiscal year 2005                           4,065,119                 3,760,142
Fiscal year 2004                           4,308,627                 2,875,401
Fiscal year 2003                           4,476,305                 4,501,101
Fiscal year 2002                           4,100,780                 3,362,728
Total since July 1, 2001                  16,950,831                14,499,372

Net cash used in operating activities of A$6,677,199 in fiscal 2005, A$2,057,757 in fiscal 2004 and A$5,511,131in fiscal 2003 was primarily a result of a cash shortfall associated with our research and development activities (detailed in Item 4B - Business Overview - commercial and research and development collaborations) and expenses incurred for administration infrastructure.

From July 1, 2001 the Company has received approximately A$1.3 million from fee-for-service research activities. The Company is actively engaged in efforts to find pharmaceutical partners for its anti-cancer development therapeutics and fee-for-service customers.

As of June 30, 2005, the Company had A$8.5 million in available cash and cash equivalents. The Company's existing cash reserves and revenues received from existing pharmaceutical partners will be utilized to support company administration costs, research and developments costs and the ongoing cancer development and clinical trial programs. Based on existing cash and cash equivalents, the Company anticipates that it has adequate funds to operate at current levels and meet its contractual obligations, described further in Item 5F. "Tabular Disclosure of Contractual Obligations," until the second half of calendar 2006 without obtaining further partnership agreements for the cancer clinical trial programs. The Company continues to monitor this situation and is constantly reviewing it relationships to ensure adequate funding will be available to support current projects.

Minimal cash has been provided by, or used for, investing activities during each of the three years in the period ended June 30, 2005.

While the Company's cash resources are currently held in Australian dollars (A$), a significant part of its cash flow burden over the next year is committed to funding clinical trial programs in the U.S. The Company's potential foreign currency exposure from this situation is partially ameliorated by US$ revenues that the Company receives from Merck Sante for its diabetes and obesity research conducted in Australia.

C.       RESEARCH AND PRODUCT DEVELOPMENT PROGRAMS

Included within research and development expenditure is the following external expenditure on research and development projects.

Over the last three and a half years total investment in research and development has resulted in the consumption of significant cash resources, totaling A$16,150,931. The principal investments have been as follows:



PROGRAM                          INVESTMENT JULY 2001
                                            -JUNE 2005
Diabetes and obesity                      A$15,450,051
Depression                                 A$1,500,780
Cancer                                      A$556,287-

Whilst the Company made no investment in cancer research in fiscal 2002 through 2004, ChemGenex Therapeutics, Inc. had invested US$5,955,000 (A$9,353,000) in cancer related research. This investment is reflected in the purchase price paid by the Company for ChemGenex Therapeutics, Inc.


The major expenditure during the last three and a half years by specific research undertaking is as follows:

COLLABORATOR                AGREEMENT AND COMMENCEMENT DATE          COMMITMENT AT     EXPIRY DATE   INVESTMENT JULY
                                                                     JUNE 30, 2005                   2001-JUNE 2005

Deakin University and the   "Research Agreement - Psammomys obesus   A$Nil             December      A$3,850,000
International Diabetes      Diabetes / Obesity Discovery"                              31, 2004
Institute
                            Gene discovery research according to instruction
                            from the Company in the fields of obesity and
                            diabetes.

                            (February 28, 1997)
Deakin University           "Research Agreement - Functional         A$Nil             December      A$3,640,000
                            Studies"                                                   31, 2004

                            Gene and protein validation research according to instruction from the Company in the fields of obesity and diabetes.

                            (June 26, 2000)
Deakin University           "the Research Agreement for Depression   A$Nil             December      A$1,310,780
                            and Anxiety"                                               31, 2004

                            Gene discovery and validation research according to instruction from the Company in the fields of depression and anxiety.

                            (August16, 2000)
Deakin University           "Research, License and                   A$1,210,000       December      A$1,210,000
                            Commercialization Agreement"                               31, 2005

                            (April 21, 2005)
International Diabetes      "Research Agreement for Human Diabetes   A$369,856         December      A$5,437,058
Institute                   / Obesity Discovery"                                       31,, 2005

                            Gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes.

                            (January 14, 1998)
Southwest Foundation for    "the Research Agreement"                 US$348,586        June 30,      A$1,502,993
Biomedical Research                                                                    2005
                            Human genomics research according to
                            instruction from the Company.
                                                                     (A$457,582)
                            (December 31, 2002)


ChemGenex                   Ongoing preclinical and clinical         Euro 450,000      Trial         A$556,287
Pharmaceuticals, Inc.       development of cancer therapeutics                         dependent

                            (June 30, 2005 commitments based
                            Stragen Agreement)                       (A$709,660)

These research and development expenses have been financed principally through working capital raised by equity placements, through ongoing funding from commercial collaborators and through milestone payments from commercial collaborators. Since its commencement of biotechnology activities in 1996 the Company has raised A$45.1 million, of which a net total of A$36.3 million has been invested in direct research expenditure by the Company through June 30, 2005.

See Item 4B. "Business overview - Components of the ChemGenex Discovery, Development and Validation Platforms" for further information on the current status of the development programs.

See Item 4B. "Business overview - Commercial Collaborations" for further information on the status of research and development and commercial collaborations.

See Item 3D. "Risk Factors" for the risks associated with developing and bringing drug candidates to market.


RESEARCH AND DEVELOPMENT

The Company has three programs; (i) cancer; (ii) diabetes and obesity; and (iii) depression and anxiety. The cancer program has two molecules in clinical trials and a suite of earlier-stage molecules in pre-clinical development. The latter two programs are purely preclinical, focusing on the discovery and validation of novel gene and protein targets that may lead to the development of new drugs to treat these diseases. The status of these three programs is discussed below.

Cancer

The cancer program has two therapeutic agents in Phase 2 clinical trial for three indications in the USA and several molecules in pre-clinical development.

Ceflatonin is currently in a Phase 2 clinical trial in combination with Gleevec. Ceflatonin is also in a Phase 2 clinical trial to treat MDS patients. In the coming year two additional single agent Phase 2 clinical trials are planned treating CML patients who are Gleevec non responders.

A Phase I clinical trial of Quinamed was completed successfully in early 2004, and the Company initiated a Phase 2 trial in prostate cancer patients in late 2004. The trial is being performed at the Sarah Cannon Cancer Center in Nashville, Tennessee. The most advanced pre-clinical therapeutic is CXS299, which was recently licensed from the MD Anderson Cancer Center.

Expenditures associated with the cancer programs were cumulative costs incurred by ChemGenex Therapeutics, Inc. up to June 21, 2004, the merger date. The following is the breakdown of the programs costs converted to A$:

                                      Fiscal 2004           Fiscal 2003         Fiscal 2002                 Total
                                                                    A$000'S
Ceflatonin                                    581                 1,149               2,215                 3,945
Quinamed                                    1,282                 2,168               1,913                 5,363
Other pre-clinical projects                    15                    15                  15                    45
Total                                       1,878                 3,332               4,143                 9,353

Completion of the project as pertaining to the three clinical trials for the two therapeutic agents is defined as the completion of the Phase 2 studies. Phase 2 trials are clinical trials conducted on a limited number of patients to, (i) determine the efficacy of the compound for specific indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. The trials also seek to establish the most effective route of administration. Trials are conducted on a larger, but still limited number of carefully monitored patients. Phase 2 trials may last up to two and one-half years.

The regulatory authorities in each country may impose their own requirements and may refuse to grant, or may require additional data before granting approval even though the relevant product has been approved by another authority. The US, Australia and European Union countries have very high standards of technical appraisal and, consequently, in most cases, a lengthy approval process for pharmaceutical products. The time required to obtain such approval in particular countries varies, but if obtained generally takes from six months to several years, if approval is received at all, from the date of application, depending upon the degree of control exercised by the regulatory authority, the duration of its review procedures, and the nature of the product. The trend in recent years has been towards stricter regulation and higher standards.

In the US, the primary regulatory authority is the FDA. In addition to regulating clinical procedures and processes, the FDA investigates and approves market applications for new pharmaceutical products and is responsible for regulating the labeling, marketing and monitoring of all pharmaceutical products, whether currently marketed or under investigation. Upon approval in the US, a drug may be marketed only for the approved indications in the approved dosage forms and dosages. In addition to obtaining FDA approval for each indication to be treated with each product, each domestic drug manufacturing firm must register with the FDA, list its drug products with the FDA, comply with current Good Manufacturing Practice (cGMP) requirements and be subject to inspection by the FDA. In Australia, a similar role is played by the Therapeutic Goods Administration, and in Europe, the European Committee for Proprietary Medicinal Products provides a mechanism for European Union-member states to exchange information on all aspects of product licensing and assesses license applications submitted under two different procedures (the multistate and the high-tech concentration procedures).


Ceflatonin is currently in a Phase 2 clinical trial to treat MDS patients at the MD Anderson Cancer Center in Houston Texas. To date the study has completed treatments on nine patients, and approximately twenty-one more patients will be treated to complete the Phase 2 trial. Expected completion of this trial is during the first half of 2006.

Ceflatonin commenced in mid 2005 a Phase 2 clinical trial in combination with Gleevec to treat CML patients who are Gleevec non responders. The study will recruit up to seventy seven patients and will be performed at the MD Anderson Cancer Center in Houston Texas. This trial is expected to be completed by the end of 2006.

ChemGenex recently launched a Phase 2 study in accelerated-phase CML patients who have failed Gleevec at six centers in Europe and plans to initiate a Phase 2/3 study in CML patients with the T3151 BCR-ABL point mutation, which confers resistance to tyrosine kinase inhibitor therapy, in early 2006.

A Phase 2 clinical trial of Quinamed in prostate cancer patients commenced in 2004. This trial was expanded to include ovarian and breast cancer patients in September 2005. The trial is being performed at the Sarah Cannon Cancer Center in Nashville, Tennessee. Expected completion of this trial is mid 2006.

After completion of the Phase 2 studies, the Company may seek to license the compounds to a pharmaceutical industry partner who would support appropriate registration-directed trials.

Completion for the most advanced pre-clinical lead, CXS299 is defined as the submission to the U.S. FDA of an investigational new drug (IND) application. The granting of an IND provides permission to administer the compound to humans in clinical trials. Several years of research and testing generally are necessary before an IND may be obtained and clinical development may commence. In some instances, the IND application process can result in substantial delay and expense. The IND must contain information, such as the results of pre-clinical laboratory and animal experiments; information about the proposed clinical investigations; the chemical structure of the compound, or the sequence of a protein or antibody therapeutic; the mechanism by which it is believed to work in the human body; any toxic effects of the compound found in the animal studies; and how the proposed therapeutic agent is manufactured. There can be no certainty that submission of an IND will result in FDA authorization to commence clinical trials or that authorization of a particular phase of a human clinical trial program will result in authorization of other phases or that the completion of any clinical trials will result in FDA approval.

The Company is initiating toxicology studies in animals and is seeking to file an IND by the end of 2006.

Actual and estimated expenditures associated with the progression of the cancer programs since June 21, 2004 (the merger with ChemGenex Therapeutics, Inc) to the end of Phase 2 are shown below.


                                      Fiscal 2007           Fiscal 2006         Fiscal 2005                 Total
                                                                                   (Actual)
                                                                    A$000'S
Ceflatonin                                    579                 2,361               1,323                 4,263
Quinamed                                      380                   280                 459                 1,119
Other pre-clinical projects                   200                    47                   7                   253
Total                                       1,159                 2,688               1,788                 5,635


None of our product candidates have been approved for commercialization in the U.S. or elsewhere. We, or any of our collaborators, may not be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for some products. Failure by us, or our collaborators, to obtain required governmental approvals will delay or preclude our collaborators or us from marketing therapeutics or diagnostic products developed with us or limit the commercial use of such products and could have a material adverse effect on our business, financial condition and results of operations.

Diabetes and Obesity

The currents status of the diabetes and obesity program is that it is an ongoing discovery and validation program. That is, proprietary and non-proprietary technologies are employed to discover novel genes and proteins associated with the diseases, and a suite of biological validation technologies are used to confirm the potential of the discoveries as targets whose activities might usefully be modified by therapeutic agents. The Company has discovered and protected by patent application more than 50 novel targets in these diseases, and has signed license and commercialization agreements with its partner Merck Sante for four of these targets.

Summary table of costs incurred during each period presented and to date on the diabetes and obesity project. All costs in A$000's.

          Fiscal 2005          Fiscal 2004          Fiscal 2003          Fiscal 2002               Total
                3,685                3,929                4,096                3,740              15,450

As this project is partnered with a pharmaceutical industry partner the concept of `completion date' is complicated by the fact that the clinical development of any ChemGenex-discovery is controlled by a different entity. As such `completion' can be considered either from the perspective of the Company or from the perspective of any therapeutic agent that is eventually approved and released. Completion from the perspective of the Company can be defined as the licensing to a pharmaceutical industry partner of novel ChemGenex-discovered technologies.

Whilst the nuances of discovery research make accurate predictions difficult there are several discoveries that are at a stage that, based on the Company's prior experience, would be ready to license to a partner to fund further research by mid 2006. The Company's current research agreements with Merck Sante run until December 31, 2005 and Jun 30, 2006 respectively, and these dates could also be considered as logical completion dates for this project as the Company will have no ongoing obligation to pursue this program after the termination of these agreements. It should be noted however that the Company is currently in discussion with its partner to renegotiate and extend this alliance, and other companies have expressed an interest in accessing ChemGenex's expertise in the field of diabetes and obesity so it is unlikely that this project will be stopped.

The risks and uncertainties associated with the diabetes and obesity project are minimal as the research activities and expenditures are currently tied to a corresponding revenue stream from the Company's partner Merck Sante. If there is no matching revenue for the project the Company is under no obligation to continue with diabetes and obesity research, although it might choose to fund such activities from contributed equity.

In the longer term it is obviously the desire of the Company that its discoveries lead to the development of new therapeutics as this will generate material net cash inflows for the Company as royalty revenue. There are many risks involved in the progression of `validated targets' to commercially released therapeutics; risks include the inability to effectively drug the target, undesirable complications, clinical trial results and competitive position of the market at the proposed time of release. Industry averages suggest that the probability of a validated target reaching the market are less than two percent, and the time taken for this progression varies from seven to 12 years. As the development of new therapeutics would be controlled by ChemGenex's pharmaceutical industry partner, the Company will have no ongoing funding obligations for therapeutic development.

Depression and Anxiety

The currents status of the depression and anxiety program is that it is an ongoing discovery and validation program. That is, proprietary and non-proprietary technologies are employed to discover novel genes and proteins associated with the diseases, and a suite of biological validation technologies are used to confirm the potential of the discoveries as targets whose activities might usefully be modified by therapeutic agents. The Company has discovered and protected by patent application ten novel targets in these diseases.

Summary table of costs incurred during each period presented and to date on the depression and anxiety project. All costs in A$000's.

          Fiscal 2005          Fiscal 2004          Fiscal 2003          Fiscal 2002               Total
                  380                  380                  380                  361               1,501

As with the above-described diabetes and obesity project, the depression and anxiety project is partnered with a pharmaceutical industry partner and the concept of `completion date' is complicated by the fact that the clinical development of any ChemGenex-discovery is controlled by a different entity. As such `completion' can be considered either from the perspective of the Company or from the perspective of any therapeutic agent that is eventually approved and released. Completion from the perspective of the Company can be defined as the licensing to a pharmaceutical industry partner for further research and development of novel ChemGenex-discovered technologies.

The Company's current research agreement with Vernalis has been extended to December 31, 2005 and this date could be considered as the logical completion date for this project as the Company will have no ongoing obligation to pursue this program after the termination of these agreements. It should be noted however that the Company is currently in discussion with its partner to renegotiate and further extend this alliance.

The risks and uncertainties associated with the depression and anxiety project are minimal as the research activities and expenditures are currently tied to a corresponding revenue stream from the Company's partner Vernalis. If there was no matching revenue for the project the Company is under no obligation to continue with depression and anxiety research, although it might choose to fund such activities from contributed equity.

In the longer term it is obviously the desire of the Company that its discoveries lead to the development of new therapeutics as this will generate material net cash inflows for the Company as royalty revenue. There are many risks involved in the progression of `validated targets' to commercially released therapeutics; risks include the inability to effectively drug the target, undesirable complications, clinical trial results and competitive position of the market at the proposed time of release. Industry averages suggest that the probability of a validated target reaching the market are less than two percent, and the time taken for this progression varies from seven to 12 years. As the development of new therapeutics would be controlled by ChemGenex's pharmaceutical industry partner, the Company will have no ongoing funding obligations for therapeutic development.

D.       TREND INFORMATION

The Company is a development stage company and it is difficult to predict with any degree of accuracy the outcome of the Company's research and development efforts. The following are developments that the Company considers a possible progression in the near term in its business:

     o Phase 2 clinical trials for Quinamed(R) and Ceflatonin(R), Phase 2/3 clinical trials for Ceflatonin(R) and possible partnering of these lead therapeutics with a pharmaceutical or biotechnology partner;

     o Progression of targets from the diabetes and obesity target discovery program to preclinical development;

     o Ongoing development of the depression and anxiety target discovery program; and

     o Partnering of the novel satiation target for either therapeutic or over the counter development and ongoing development of that program.


For additional information on the current status of the Company's product development and research programs, see above Item 4B, "Business overview - Commercial and Research and Development Collaborations" and Item 5C, "Research and Product Development Programs." The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report.

E.       OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below shows the contractual obligations and commercial commitments as at June 30, 2005:

                                                                        Payments due by period
                 In A$'s                  Total        Less than 1 year              1-3 years          After 3 years
----------------------------------------------------------------------------------------------------------------------
        Operating leases                 27,566                  27,566                      -                      -
    Research expenditure                                                                                            -
          commitments(a)              2,747,098               2,747,098                      -
  Total contractual cash                                                                                            -
             obligations              2,774,664               2,774,664                      -
----------------------------------------------------------------------------------------------------------------------

  (a) Research expenditure commitments include fees payable under the major research and development programs discussed in Item 5C. "Research and Product Development Programs" as well as fees payable to scientific consultants and advisors to the Company.

G. ASSETS ACQUIRED IN A BUSINESS COMBINATION TO BE USED IN RESEARCH & DEVELOPMENT ACTIVITIES

In June 2004 ChemGenex Pharmaceuticals Limited (then AGT Biosciences Limited) acquired all of the shares in ChemGenex Therapeutics Inc. for a total purchase price, including direct acquisition costs, of approximately A$17.1 million under A GAAP. The fair value of net tangible assets amounted to approximately A$0.1 million.

The remaining value received from the acquisition relates primarily to the relevant patents for the anti-cancer compounds Ceflatonin and Quinamed held by ChemGenex Therapeutics Inc. at the time of the acquisition, and the in process research and development already undertaken on these compounds.

Ceflatonin is a small molecule with established clinical activity as a single agent in blood cell cancers. Phase 2 trials of Ceflatonin will commence in patients with CML in European hospitals and the M.D. Anderson Cancer Center in Houston in 2005.

Quinamed is a synthetic small molecule with established anti-cancer activity in humans. Quinamed affects the growth of a number of tumor types; however, researchers have also noted some unpredictable side effects. Researchers have been working on treating patients with a precise and personal dose that maximizes Quinamed's clinical effect while minimizing its side effects.

The development history of these compounds prior to the acquisition is as follows-

(a) NCI in the USA began funding early research relating to the two projects in the early 1980's.

(b) In early 1999 management of ChemGenex Therapeutics Inc. began work on both research and development projects, continuing the drug development phase from the initial NCI development work.

(c) From 2000 ChemGenex Therapeutics Inc. continued chemical development, and by the business combination date of June 30, 2004 approximately A$3.9 million (or 20%) of the total expected research and development program costs of A$19.7 million had been spent on the Ceflatonin project and approximately A$5.3 million (or 28%) of the total program costs of A$19.1 million had been spent on the Quinamed project.

The Company has developed discounted cash flow models for the compounds based on the following assumptions-

     o Projected market share for the compounds based on the forecast market share for each type of cancer

     o Projected cash flows based on patent expiry dates of 2022 for Ceflatonin and 2024 for Quinamed and allowed for eroded cash flows to 2026 for Ceflatonin and 2028 for Quinamed as generic drug providers take advantage of the patents expiries

     o Research and development expenses projected over the forecast period by project, including an analysis of expenses incurred to June 2005 and remaining expenses expected until proposed approval dates

     o Projected capital expenditure, depreciation, tax and working capital, and

     o A risk-adjusted discount rate which the Company believes is toward the middle of the range adopted by "second stage" or "expansion" companies and slightly above the top end of the range of discount rates for Bridge/Initial Public Offering assessments usually undertaken by venture capital investors.

The model projected that the Ceflatonin compound would commence producing net positive annual cash flows in 2008 and would continue to generate net positive annual cash flows for the Company to 2026. The model projected that the Quinamed compound would commence producing net positive annual cash flows in 2009 and would continue to generate net positive annual cash flows until 2028. Naturally any delays in taking these compounds to the market would delay the achievement of positive cash flows; however, given the overall uncertainty involved with getting such products to the market, it is impossible to accurately predict the consequences of any unknown delays.

From these models the Company estimated the value of Ceflatonin at A$14.8 million and Quinamed at A$13.0 million. Based on these valuations, the Company has concluded that the entire A GAAP excess purchase price of A$17.0 million can be considered as in-process research and development, which is classified as goodwill under A GAAP.

Subsequent to the acquisition, there have been no significant developments related to the current status of the acquired in-process research and development that would result in material changes to the assumptions.

Failure to achieve the expected levels of revenue and net income from a product or products based on this acquired research and development will negatively impact the return on investment expected at the time that the purchase was completed and may result in impairment charges to the goodwill of A$17.0 million under A GAAP.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT.

Certain information concerning the current directors of the Company is set forth below. Non-executive directors are not full-time employees of the Company. There exists no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any person referred to below was selected as a director or member of senior management.

No director is related to any other. Biographical information with respect to the directors is as follows:



MR. J. BRETT HEADING B.COM LLB(HONS) ASIA (NON-EXECUTIVE CHAIRMAN)

Mr. Heading is an experienced corporate lawyer, a partner of McCullough Robertson for 19 years. He specializes in capital raisings, mergers and acquisitions and board advice. He has a wide-ranging client base in emerging companies in the biotechnology and agribusiness sectors. Mr. Heading is Chairman of Clovely Estate Limited. His government appointments include membership of the Takeovers Panel, the Legal Committee of the Corporations and Markets Advisory Committee and the Board of Taxation. Age 49.



DR. GREGORY R. COLLIER B.SC(HONS) PHD (CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR)

Dr. Collier is one of Australia's leading biotechnology executives, and is credited with leading the transformation of the former Australian genomics company Autogen Limited into the integrated international biopharmaceutical company ChemGenex Pharmaceuticals Limited. As CEO Dr. Collier has overseen the partnering of major research programs, the $14 million acquisition of a private US biotechnology company and the listing of the company's securities on the NASDAQ exchange. . Age 48.



MR. ELMAR J. SCHNEE B.COM M.MKTG (NON-EXECUTIVE DIRECTOR)

Mr. Schnee is a Member of the Executive Board of Merck KGaA, President of Merck Sante S.A.S. and a director of a number of other Merck KGaA subsidiaries. Mr. Schnee has more than 20 years experience in the international pharmaceutical industry, with specific expertise in business development and marketing. Mr. Schnee has a depth of understanding in product development and launch that is expected to enhance the Company's position as it progresses with the commercialization of its core technologies through alliances and in-house development. Age 46.



MR. KEVIN J. DART (NON-EXECUTIVE DIRECTOR)

Mr. Dart has extensive experience in bringing new technologies to the market over the last ten years. He has over 23 years experience in all aspects of the property industry as well as general investment and has been involved in listed and unlisted public companies over the last 16 years. Mr. Dart has extensive experience in mergers and acquisitions, takeovers, capital raisings and cross-border transactions in the USA, Hong Kong, United Kingdom and Japan. He is a founding director of the ASX listed company Charter Pacific Corporation Limited. Age 54.



MR. ROGER V. BYRNE LLB (NON-EXECUTIVE DIRECTOR)

Mr. Byrne is a former partner of Clayton Utz, with extensive experience as a corporate lawyer. Mr. Byrne engaged in mergers and acquisitions, public capital raisings, private equity raisings and corporate structuring. He consults to several clients on technology commercialization and corporate legal issues. He is a member of the Company's Audit Committee. Age 43.

DR. DENNIS M. BROWN B.A M.S PHD (PRESIDENT AND EXECUTIVE DIRECTOR, APPOINTED SEPTEMBER 29, 2004)
Dr. Brown has 25 years of experience in the biotechnology and the biopharmaceutical industries with specific experience in cancer research and product development. Dr. Brown received his PhD. Degree from New York University, and held academic positions at Stanford University and Harvard University Medical School prior to beginning his industry career. Dr. Brown was a co-founder of Matrix Pharmaceutical, Inc. and was the scientific founder of ChemGenex Therapeutics, Inc. in 1999, shaping and leading the company's clinical and early stage research programs. Age 56.


On July 28,, 2005 Patrick Owen Burns and Peter Bradfield were appointed to the Board of the Company. As they were not directors during fiscal 2005, they are not mentioned in text pertaining to the Board as at June 30, 2005.


MR PATRICK OWEN BURNS BA LLB (HONS) (NON-EXECUTIVE DIRECTOR, APPOINTED JULY 28,
2005)
Mr Burns has extensive experience as an executive and director in technology and venture capital organisations. He is a director of firmView Inc.(from December
2003), Euclid Systems Corporation (from March 1998) and the ASX listed Progen Industries Limited (from March 1999). Prior to this Mr Burns had over 25 years experience as a senior executive in the venture capital industry after practicing law in New York with Milbank, Tweed, Hadley & McCloy. Mr Burns is a member of the Company's Audit Committee. Age 68.

MR PETER BRADFIELD LLB (NON-EXECUTIVE DIRECTOR, APPOINTED JULY 28, 2005)
Mr Bradfield is an experienced executive and director of Australian and international companies. He is a former CEO of Energy Resources of Australia Limited and former Managing Director of the Elders Mining Group of companies. Mr Bradfield also has substantial experience in the management of high technology platforms as a former director of the CSIRO and Cooperative Research Centres. Mr Bradfield currently provides strategic marketing and development advice to a range of Australian and international clients and served as a director for the ASX listed Ticor Limited (from June 1998 to May 2004). Mr Bradfield is a member of the Company's Audit Committee. Age 63.




B.       COMPENSATION

The aggregate amount of compensation paid to all directors of the Company as a group by the Company and its subsidiaries for services in all capacities during fiscal 2005 was A$1,243,704 including A$278,104 of options. This amount includes directors' fees, salaries and bonus payments, but excludes amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for directors of the Company by the Company and its subsidiaries during fiscal 2005 was A$47,702. The Company's remuneration policy for directors and executives is to:

     o have regard to the directors' experience and the nature and complexity of their work and due regard to directors' remuneration in comparable companies in order to pay a competitive salary that attracts and retains management of the highest quality;

     o link individual remuneration packages to the Company's long-term performance through the award of share options and incentive schemes; and

     o provide post-retirement benefits through the Company's pension schemes.


     There are four main elements of the remuneration package to executive directors:

     o    basic salary;

     o    benefits in kind;

     o    share options and incentives; and

     o    pension arrangements.

The remuneration of each of the directors and senior management who served during fiscal 2004 is set out below. For details regarding share options held by directors and senior management, see Item 6E. Share Ownership and Options.

Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors. The following table discloses the remuneration of the directors and senior management of the Company:

                                                      POST EMPLOYMENT     EQUITY      OTHER
           NAME              SALARY/FEES    BONUS     SUPERANNUATION      OPTIONS    BENEFITS           TOTAL
           ----              -----------    -----     --------------      -------    --------           -----
SPECIFIED DIRECTORS                    A$       A$                   A$         A$          A$                     A$
J. Brett Heading                   65,000        -                    -          -           -                 65,000
Dr. Gregory R. Collier            414,882        -               38,702    278,104       3,834                735,522
Kevin J. Dart                      50,000        -                4,500          -           -                 54,500
Roger V. Byrne                     50,000        -                4,500          -           -                 54,500
Elmar J. Schnee                    50,000        -                    -          -           -                 50,000
Dr. Dennis Brown                  265,516        -                    -          -      18,666                284,182
TOTAL REMUNERATION:
                             -----------------------------------------------------------------------------------------
SPECIFIED DIRECTORS               895,398        -               47,702   278,104       22,500              1,243,704

SPECIFIED EXECUTIVES(A)
Dr. James A. Campbell             159,223        -               14,330     40,000           -                213,553
Harry D. Pedersen                 255,985        -                    -          -      11,120                267,105
Tina Herbert                      199,137        -                    -          -      10,295                209,432
Shawnya Michaels                  119,482        -                    -          -       9,140                128,622
Eric Merrigan                      94,154        -                8,425     10,000           -                112,579
TOTAL REMUNERATION:
                             -----------------------------------------------------------------------------------------
SPECIFIED EXECUTIVES              827,981        -               22,755     50,000      30,555                931,291

(a) Specified executives are the five highest paid non-consultant executives of the Company other than the Board of Directors.

C.       BOARD PRACTICES

All executives hold service contracts with the Company or one of its subsidiaries. Service contracts for Australian-based executives are for fixed terms, while those of U.S.-based staff are for an indefinite term. All service contracts are approved by the Board of Directors. The Company's purpose in entering into service contracts with executives is to enable the recruitment of high quality executives and to obtain protection from their sudden departure to competitor companies. Additionally, service contracts optimize protection for the Company's intellectual property rights and other commercially sensitive information.

The details of the senior management executives' contracts are summarized below:

Executive                             Date of Contract                    Notice period for termination
---------                             ----------------                    -----------------------------
Dr. Gregory R. Collier                July 1, 2003 - June 30, 2008        Six months
Dr. Dennis M. Brown                   September 14, 1999 - ongoing        At-will
Dr. James A. Campbell                 September 1, 2002 -August 31,       Three months
                                      2005 (renewed twice to date)
Harry D. Pedersen                     May 6, 2001 - ongoing               At-will
Eric P. Merrigan                      September 20, 2004 - September      Three months
                                      19, 2005
Dr. Kenneth R. Walder                 December 20, 2002 - ongoing         Thirty days
Dr. John Blangero                     September 4, 2001 - ongoing         Thirty days
Tina Herbert                          June 4, 2001 - ongoing              At-will

The terms and conditions of the appointment of non-executive directors are set out in a formal letter of appointment which deals with the following matters: duration of appointment (subject to approval of shareholders), remuneration, expectations concerning preparation and attendance at Board meetings, conflict resolution and the right to seek independent legal and professional advice (subject to the prior approval of the Chairman). The Company is committed to practicing good corporate governance of its affairs as part of its management of relationships with its shareholders and other stakeholders. The Company seeks to uphold, and to report on compliance with, best practice in corporate governance. During the fiscal year ended June 30, 2005, and at present, the Company paid a premium in respect of a contract insuring the directors of the Company, the Company Secretary, and all executive officers of the Company and of any affiliate against a liability incurred as such by a director, Secretary or executive officer to the extent permitted by the Australian Corporations Act 2001, including

(a) a willful breach of duty; or

(b) a contravention of sections 182 or 183 of the Corporations Act 2001,

as permitted by section 199B of the Corporations Act 2001.

The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.



THE BOARD

The Board of the Company is responsible for the Company's system of corporate governance. This includes responsibility for the approval of the annual and half-year financial report, the establishment of the long-term goals of the Company and strategic plans to achieve those goals, the review and adoption of annual budgets for the financial performance of the Company and monitoring the results on a quarterly basis, and ensuring that the Company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities. The Board currently comprises five directors: a Chairman with non-executive responsibilities, an executive director, and three non-executive directors. The role of non-executive directors is to ensure that independent judgment is brought to Board deliberations and decisions. The non-executive directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the Chairman. It is the Company's policy that the Board should comprise a majority of non-executive directors.



The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

                                 DIRECTORS' MEETINGS   AUDIT COMMITTEE MEETINGS
NUMBER OF MEETINGS HELD:                  6                       2
NUMBER OF MEETINGS ATTENDED:
J. Brett Heading                          5                       2
Dr. Gregory R. Collier                    6                       -
Kevin J. Dart                             6                       2
Roger V. Byrne                            6                       2
Elmar J. Schnee *                         3                       -
Dr. Dennis Brown (appointed               5                       -
29/09/04)#

During the year ended June 30, 2005 a total of 13 Circular Resolutions of Directors were also passed, pursuant to S248A of the Corporations Act 2001

* Because Mr. Schnee resides in France it is difficult for him to attend Board meetings in person. Mr. Schnee has participated in three meetings electronically and in 13 circulating resolutions.

# Because Dr. Brown resides in the United States of America it was difficult for him to attend Board meetings in person. Since his appointment Dr. Brown has participated in five meetings electronically and in 13 circulating resolutions.


The Board of Directors of the Company is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable. In 2004 the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations) were introduced. ChemGenex Pharmaceuticals Limited's Corporate Governance Statement is now structured with reference to the Council's principles and recommendations, which are as follows:

Principle 1.      Lay solid foundations for management and oversight

Principle 2.      Structure the board to add value

Principle 3.      Promote ethical and responsible decision making

Principle 4.      Safeguard integrity in financial reporting

Principle 5.      Make timely and balanced disclosure

Principle 6.      Respect the rights of shareholders

Principle 7.      Recognize and manage risk

Principle 8.      Encourage enhanced performance

Principle 9.      Remunerate fairly and responsibly

Principle 10.     Recognize the legitimate interests of stakeholders

The Company's corporate governance practices were in place throughout the year ended June 30, 2005 and were fully compliant with the Council's best practice recommendations. For further information on corporate governance policies adopted by ChemGenex Pharmaceuticals Limited, refer to the Company's website: www.chemgenex.com.

BOARD COMMITTEES

In accordance with best practice, the Company has established an Audit Committee with written terms of reference that deal with its authorities and duties. The terms of reference of the Audit Committee have been reviewed during the year and updated to ensure compliance with current best practice.

AUDIT COMMITTEE

The Board has established an audit committee, which operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the audit committee.

The committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the audit committee are non-executive directors.

The members of the audit committee during the year were: J. Brett L. Heading (retired 28/07/05), Kevin J. Dart (retired 28/07/05) and Roger V. Byrne. Patrick O Burns and Peter J. Bradfield were appointed to the Audit committee on July 28, 2005.

Qualifications of audit committee members

Roger V. Byrne has over 20 years experience as a corporate lawyer who retired as a partner from Clayton Utz in 2002. Mr. Byrne engaged in mergers and acquisitions, public capital raisings, private equity raisings and corporate structuring.

Patrick O. Burns has over 40 years experience as a corporate lawyer, senior executive and director of public and private companies.

Peter J. Bradfield has over 30 years experience as a senior executive and director of public and private companies.



The Audit Committee held two meetings during fiscal year 2005.

The Sarbanes-Oxley Act of 2002 was enacted on July 30, 2002 and contains significant new rules on corporate governance for U.S. and foreign companies reporting in the U.S., especially in the area of audit committee composition and authority. The Company is closely monitoring SEC rulemaking pursuant to the Sarbanes-Oxley Act to ensure its compliance with any rules as they become applicable to the Company as a foreign private issuer.



REMUNERATION COMMITTEE

The Company does not currently have a remuneration committee. The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the Chief Executive Officer and the executive team. It is the Company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Board links the nature and amount of executive directors' and officers' emoluments to the Company's financial and operational performance. The expected outcomes of the remuneration structure are:

     o    retention and motivation of key executives;

     o    attraction of quality management to the company; and

     o performance incentives that allow executives to share the rewards of the success of the Company.

The Board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company. Further details on the remuneration of directors and executives are also provided in Note 20 to the Company's audited consolidated financial statements included elsewhere in this Annual Report.

All senior executives have the opportunity to qualify for participation in the Senior Executive Share Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance. Details regarding the issue of share options under this plan are provided in Note 15 to the Company's audited consolidated financial statements included elsewhere in this Annual Report.

In relation to the payment of bonuses, options and other incentive payments, discretion is exercised by the Board, having regard to the overall performance of the Company and the performance of the individual during the period. There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.



SCIENTIFIC ADVISORY BOARD

The Company's Scientific Advisory Board identifies new research opportunities and monitors existing programs. Its members are as follows:

Professor Paul Zimmet, AO, MD, FRACP, FACE, is the Chairman of the Company's Scientific Advisory Board. Professor Zimmet is a leading scientist in the fields of diabetes and obesity. He is Professor/Director of the International Diabetes Institute, Professor of Diabetes at the Monash University, Honorary Professor at Deakin University and Professor in the Graduate School of Public Health at the University of Pittsburgh in the U.S. He is actively involved with the World Health Organization's diabetes and obesity study groups and is a member of the Australian Federal Government National Advisory Group on Diabetes and the Victorian Government Advisory Committee for Diabetes. In 2004, Professor Zimmet was awarded the Hellmut Mehnert Award at the 40th annual meeting of the European Association for the Study of Diabetes.

Dr. John Blangero, PhD, is a scientist at the Department of Genetics at the Southwest Foundation for Biochemical Research in San Antonio, U.S. He is the first researcher from the Southwest Foundation to be selected for a "Method to Extend Research in Time" (MERIT) award from the U.S. National Institutes of Health. He is a leading international statistical geneticist. Dr. Blangero is also on the management team of the Company where he serves as the Chief Scientific Director of Human Genomics. He was responsible for developing new statistical software to increase greatly the amount of data that could be handled in genetic studies of families. Dr. Blangero leads a number of government-funded research projects in the U.S. related to the genetics of common complex diseases.

Professor Ian Gust, AO, MD, FRCPA, FRACP, FTS, was the founding Director of the MacFarlane Burnet Centre for Medical Research and subsequently was Research and Development Director for CSL Limited ("CSL"). During the ensuing decade, he was responsible for managing a research and development budget of more than A$20 million per annum. Recently retired from CSL, Professor Gust serves as a scientific adviser to Bill and Melinda Gates Children's Vaccine Program, the International AIDS Vaccine Initiative and the World Health Organization. He is a non-executive director of Promics Pty Ltd, Biota Holdings Limited and Biota, Inc..

Professor David James B.Sc (Hons) PhD is the Director of the Diabetes and Obesity Research Program, Garvan Institute of Medical Research in Sydney. Professor James was the discoverer of the GLUT4 glucose transporter molecule and is recognized as an international leader in the field of diabetes molecular cell biology. Professor James has a distinguished academic research career, was the recipient of a Wellcome Trust Senior Research Fellowship, and was the recipient in 1999 of the Glaxo Wellcome Australia Medal.

Professor Hagop Kantarjian MD is Professor of Medicine and Chairman of the Department of Leukemia at M.D. Anderson Cancer Center in Houston, Texas. Professor Kantarjian specializes in leukemia and holds an interest in creating new treatment approaches for these diseases. Professor Kantarjian has authored and contributed to over 560 medical publications, articles and abstracts and, for his accomplishments, has received awards, including a Leukemia Society of America Scholarship from 1989-1994 and a Leukemia Society of America Special Fellow Scholarship from 1982-1983.

Dr. John Hughes B.Sc (Hons) PhD FIPAA is a leading Australian biotechnology patent attorney and a partner with Davies Collison Cave with more than 13 years experience in patent law. Dr. Hughes is involved in the drafting and prosecution of patent applications directed to all facets of biotechnology, including inventions relating to molecular biotechnology, pharmacology, transgenic plants and animals as well as general chemistry and microbiology. Dr. Hughes has a substantial U.S. practice at the drafting and prosecution levels of patent filing. Dr. Hughes has post-doctoral experience at Yale University and Genentech, Inc., mainly in microbial genetics and molecular biology and trained as a patent attorney in New York before returning to Australia.

COMPLIANCE WITH NASDAQ RULES

NASDAQ listing rules require that the Company disclose the home country practices that it follows in lieu of compliance with NASDAQ corporate governance rules. The following describes the home country practices and the related NASDAQ rule:

Majority of Independent Directors: The Company follows home country practice rather than NASDAQ's requirement in Marketplace Rule 4350(c)(1) that the majority of the Board of each issuer be comprised of independent directors as defined in Marketplace Rule 4200. The Company's Board of Directors is not comprised of a majority of independent directors, a practice which is not prohibited by the laws of Australia. The ASX does not have a requirement that each issuer's Board be comprised of a majority of independent directors. Furthermore, no law, rule or regulation of the Australian Securities and Investments Commission ("ASIC"), the public authority which exercises securities law jurisdiction over the Company, has such a requirement nor does the Corporations Act (the "Act"), which is the applicable corporate law legislation.

Compensation of Officers: The Company follows home country practice rather than NASDAQ's requirement in Marketplace Rule 4350(c)(3) that chief executive compensation be determined or recommended to the Board by the majority of independent directors of a compensation committee of independent directors. Similarly, compensation of other officers is not determined or recommended to the Board by a majority of the independent directors or a compensation committee comprised solely of independent directors. These decisions are made by the Company's Board as a whole, and it is not comprised of a majority of independent directors; the Company has no remuneration committee. The ASX does not have a requirement that each listed issuer have a remuneration committee or otherwise follow the procedures embodied in NASDAQ's Marketplace Rule. Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation. Such home country practices are not prohibited by the laws of Australia.

Nomination: The Company follows home country practice rather than NASDAQ's requirement in Marketplace Rule 4350(c)(4) that director nominees be selected or recommended by a majority of the independent directors or by a nominations committee comprised of independent directors. These decisions are made by the Company's Board as a whole, and it is not comprised of a majority of independent directors; the Company has no nominations committee. The ASX does not have a requirement that each listed issuer have a nominations committee or otherwise follow the procedures embodied in NASDAQ's Marketplace Rule. Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation. Accordingly, selections or recommendations of director nominees by a board of directors that is not comprised of a majority of directors that are not independent is not prohibited by the laws of Australia.

Quorum: The Company follows home country practice rather than NASDAQ's requirement in Marketplace Rule 4350(f) that each issuer provide for a quorum of at least 331/3 percent of the outstanding shares of the issuer's common stock (voting stock). Pursuant to its Constitution the Company is currently required to have a quorum for a general meeting of two persons holding ordinary shares. The practice followed by the Company is not prohibited by Australian law.

Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission issued new rules that, among other things, require NASDAQ to impose independence requirements on each member of the audit committee of a listed company and the NASDAQ also reformulated its corporate governance requirements. The recently-adopted SEC and NASDAQ rules apply to the Company as of July 31, 2005. The Company has taken the appropriate steps with respect to its corporate governance system, including the addition of independent directors to its audit committee, to assure timely compliance with the SEC rules and the amended corporate governance standards of NASDAQ





D.       EMPLOYEES

As at June 30, 2005, the Company employed eight individuals on a full-time basis.

The Company employs a number of contract employees in research and development. During the last fiscal year, the average number of contract employees was 50.

The following table summarizes the number of full-time employees employed by the Company, including executive directors, as at the year end of the last three fiscal years:

                                 June 30,
         2005                     2004                       2003
          8                         8                         4

E.       SHARE OWNERSHIP AND OPTIONS

The relevant interest of each director in the share capital of the Company as notified by the directors to the ASX in accordance with S205G(1) of the Corporations Act 2001 at June 30, 2005 is as follows:

                                                     ORDINARY SHARES                                  OPTIONS OVER
                                                                                                   ORDINARY SHARES
-------------------------------------------------------------------------------------------------------------------
J. Brett Heading                                              100,000                                         -
Dr. Gregory R. Collier                                              -                                 3,800,000
Kevin J. Dart                                              23,159,247                                 7,399,324
Roger V. Byrne                                                      -                                         -
Elmar J. Schnee                                             9,833,750                                 4,439,308
Dr. Dennis M. Brown                                        14,398,297                                         -

Employee share option plan

An employee share option plan (ESOP) has been established where the Company may, at the discretion of the Board, grant options over the ordinary shares of the Company to directors, executives, advisors and support staff of the Company. These options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of the Company. The options cannot be transferred and will not be quoted on the ASX. There are currently one director, one executive and 18 scientific advisors and support staff who hold options issued under the ESOP.

Information with respect to the number of options granted under the ESOP is as follows:

                                     YEAR TO JUNE 30, 2005      YEAR TO JUNE 30, 2004       YEAR TO JUNE 30, 2003
                                   ----------------------------------------------------------------------------------
                                     NUMBER OF      WEIGHTED     NUMBER OF      WEIGHTED     NUMBER OF      WEIGHTED
                                       OPTIONS       AVERAGE       OPTIONS       AVERAGE       OPTIONS       AVERAGE
                                                    EXERCISE                    EXERCISE                    EXERCISE
                                                  PRICE (A$)                  PRICE (A$)                  PRICE (A$)
                                   ----------------------------------------------------------------------------------
Balance at beginning of period     1,440,000          0.74     1,165,000         0.81        855,000         1.05
-   granted                          360,000          0.56       325,000         0.50        500,000         0.50
-   forfeited                              -             -      (50,000)         0.90      (190,000)         1.06
-   exercised                       (25,000)          0.50             -            -              -            -
                                   ----------------------------------------------------------------------------------
Balance at end of period           1,775,000          0.71     1,440,000         0.74      1,165,000         0.81
                                   ==================================================================================
Exercisable at end of period       1,160,000          0.52       825,000         0.50        500,000         0.50
                                   ==================================================================================

         In the addition to options granted under the ESOP, 3,300,000 options have been granted to Dr. Gregory R. Collier after approval by shareholders at General Meetings. Details of theses options and ESOP options granted to Dr. Gregory R. Collier are included in Notes 15 and 20 to the Company's audited consolidated financial statements.

For disclosure purposes, the Company uses the fair value measurement provisions of AASB No. 1046, Director and Executive Disclosures for Disclosing Entities, and the pending AASB 2 for all options granted to directors and relevant executives, which have not vested as at July 1, 2003. The straight-line amortization of the fair value of such grants over the vesting period is disclosed as part of director and executive emoluments. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e., forfeitures). From July 1, 2003, options granted as part of director and executive emoluments have been valued using the Black-Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. See below for further details.

Fair values of options: The fair value of each option is estimated on the date of grant using Black-Scholes option pricing model with the following weighted average assumptions used for grants made during the 2005 financial year:

                                                             2005
                                                             ----
Dividend yield                                               0%
Expected volatility                                          65%
Risk-free interest rate at issue date                        5.17%
Life of option                                               5 years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting weighted average fair values per option for those options vesting after July 1, 2003 are:

Number of options               Grant date                   Vesting date                 Weighted average fair
                                                                                          value (A$)
------------------------------- ---------------------------- ---------------------------- ----------------------------
300,000                         November 21, 2003            November 21, 2003            0.34
310,000                         November 21, 2003            November 21, 2003            0.36
1,000,000                       June 21, 2004                June 21, 2004                0.35
1,000,000                       June 21, 2004                June 21, 2006                0.35
500,000                         June 21, 2004                June 21, 2007                0.35
500,000                         June 21, 2004                June 21, 2008                0.35
360,000                         December 21, 2004            December 21, 2004            0.40

Currently, these fair values are not recognized as expenses in the financial statements. However, should these grants be expensed, this would result in an increase in employee benefits expense of A$422,104 for the 2005 financial year. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e., options that do not vest).



ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

As at November 30, 2005 the Company had knowledge of the following ownership interest (direct and beneficial) of 5% or greater in its ordinary shares:

   SHAREHOLDER                                      NUMBER OF SHARES HELD          % OF ISSUED SHARES

   Charter Pacific Corporation Limited                         23,510,087                       20.5%
   Dr. Dennis M. Brown                                         14,398,297                       12.5%
   Queensland Investment Corporation                           10,574,416                        9.2%
   Merck Sante                                                  9,793,750                        8.5%
   Elan International Services Ltd                              7,000,000                        6.1%
   Toibb Investments LLC                                        6,454,962                        5.6%

Charter Pacific Corporation Limited is a publicly listed company with approximately 3,300 shareholders as at November 30, 2005. Charter Pacific Corporation Limited is noted as a related party as it is a major shareholder and as Mr. Kevin J. Dart is a director of ChemGenex Pharmaceuticals Limited and a director, and Chief Executive Officer, of Charter Pacific Corporation Limited.

Queensland Investment Corporation is wholly owned by the Government of the State of Queensland in the Commonwealth of Australia.

Elan International Services Ltd, a Bermuda exempted limited liability company, is a wholly-owned subsidiary of Elan Corporation plc an Irish public limited liability company.

Toibb Investment LLC is a privately-owned US-based investment company which has notified the ASX and the Company that it and its related entities have increased their combined shareholding to greater than 5%.

At November 30, 2005 calculation of major shareholders, the issued share capital of the Company was 114,797,616 ordinary shares. The major shareholders do not have different voting rights. Under the terms of a Voting Rights Deed dated as of June 21, 2004 between Dr. Dennis M. Brown and Charter Pacific Corporation Limited, until the earlier to occur of June 21, 2006 and the date on which Charter Pacific Corporation Limited beneficially owns less than 10% of the Company's outstanding ordinary shares, Charter Pacific Corporation Limited is entitled to vote that number of shares beneficially owned by Dr. Dennis M. Brown in the Company that will take Charter Pacific Corporation Limited's vote to 25% plus one vote of the outstanding stock.

At November 30, 2005, the directors of the Company controlled ordinary shares representing approximately 41.8% of the Company's outstanding share capital, as follows:



   DIRECTOR                                         NUMBER OF SHARES HELD

   J. Brett Heading                                               100,000
   Kevin J. Dart                                               23,659,247
   Elmar J. Schnee                                              9,833,750
   Dr. Dennis M. Brown                                         14,398,297
   TOTAL                                                       47,951,294


As far as is known to the Company and subject to the disclosure provided under
Item 8B. "Financial information -- Significant Changes" the Company is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change of its control.



B.       RELATED PARTY TRANSACTIONS

In June 2004 Charter Pacific Corporation Limited agreed to provide unsecured funding to the Company to the extent of A$5 million for working capital to further develop the Company's two anti-cancer compounds in Phase 2 clinical trials in the U.S. Following the capital raising of July 14, 2004 this unsecured funding facility lapsed. No funds were drawn down under this facility.

Legal services were provided by McCullough Robertson lawyers, a legal firm of which Mr. J. Brett L. Heading is a partner. The value of legal services provided by McCullough Robertson lawyers was A$52,934, A$116,754 and A$88,798 and during the years ended June 30, 2005, 2004 and 2003, respectively. During the four months from July to October 2005 the value of legal services provided by McCullough Robertson was $15,419.

Mr. J. Brett Heading is a director of two companies that are the joint holders of 5% of the shares of Global Markets Capital Group LLC ("GMCG") which has provided advisory and consulting services to the Company. The value of advisory and consulting services provided by GMCG was A$65,214, A$1,882,294 and A$260,631 during the years ended June 30, 2005, 2004 and 2003, respectively. During the four months from July to October 2005 the value of services provided by GMCG was $24,657. The Company issued 300,000 options to GMCG on November 21, 2003 at an exercise price of A$0.50. The options vested immediately with an expiry date of November 21, 2008. Mr. J.B.L. Heading has no beneficial interest in the two companies that are 5% shareholders in GMCG.

As an individual investor, Mr. J. Brett Heading holds 100,000 shares in the Company.

Mr. Kevin J. Dart is a director and shareholder of Charter Pacific Corporation Limited, which holds 23,510,087 shares and 7,399,324 options exercisable at A$1.25 expiring March 12, 2010 in the Company. Charter Pacific Corporation Limited is a 38.5% shareholder of GMCG that has provided advisory and consulting services to the Company as indicated above.

Mr. Elmar J. Schnee is a director of Merck Sante which holds 9,793,750 shares and 4,439,308 options exercisable at A$1.25 expiring March 12, 2010 in the Company. As an individual investor Mr. Schnee holds 40,000 shares in the Company. Merck Sante is party to research and development and commercialization agreements with the Company's 100% owned subsidiary Autogen Research Pty Ltd. Under these ongoing agreements Merck Sante provided research and development funding and milestone payments to Autogen Research Pty Ltd totaling A$2,637,198, A$3,482,511and A$4,297,176 for the years ended June 30, 2005, 2004 and 2003, respectively. During the four months from July to October 2005 Merck Sante provided research and development funding of $1,228,141.

Dr. Dennis M. Brown is an executive director of the Company. As an individual investor Dr. Dennis M. Brown holds 14,398,297 shares.


C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.



ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Reference is made to page F-1. Financial Statements for a list of all financial statements, including the notes thereto, and exhibits.

Dividends

The Company does not currently pay dividends. The payment of future dividends will be dependent upon future earnings, the financial condition of the Company and other factors. In addition, the Company expects to retain a substantial portion of future earnings, if only to finance the growth and development of the business. Accordingly, the Company does not expect to pay dividends in the near future.

Legal matters

The Company is not engaged in any legal or arbitration proceedings.

B.       SIGNIFICANT CHANGES

The Company is not aware of any matter or circumstance that has arisen since June 30. 2005 that has significantly affected, or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the consolidated Company in future fiscal years.

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

TRADING MARKET FOR ORDINARY SHARES AND ADSS

The Company's ordinary shares were listed on the ASX on July 10, 1986. The ASX is the principal trading market for the ordinary shares. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the ordinary shares reported on the Daily Official List of the ASX.

ANNUAL HIGH AND LOW MARKET PRICE OF ORDINARY SHARES AND AVERAGE DAILY TRADING VOLUME ON ASX FOR LAST FIVE FULL FISCAL YEARS

                                                    High (A$)       Low (A$)        Ave. daily trading volume
2005             July 1, 2004 to June 30, 2005      0.73            0.43                                   84,716
2004             July 1, 2003 to June 30, 2004      0.84            0.25                                  247,578
2003             July 1, 2002 to June 30, 2003      0.65            0.17                                   84,713
2002             July 1, 2001 to June 30, 2002      1.15            0.47                                   27,027
2001             July 1, 2000 to June 30, 2001      1.48            0.24                                   82,117


QUARTERLY HIGH AND LOW MARKET PRICE OF ORDINARY SHARES AND AVERAGE DAILY TRADING
VOLUME FOR LAST TWO FULL FISCAL YEARS AND BEYOND
                                                           High (A$)    Low (A$)   Ave. daily trading volume
Fiscal 2006          September quarter                     0.72         0.50                              48,083
Fiscal 2005          June quarter                          0.80         0.43                             114,678
                     March quarter                         0.69         0.48                              45,166
                     December quarter                      0.73         0.47                             143,504
                     September quarter                     0.58         0.43                              76,843
Fiscal 2004          June quarter                          0.62         0.44                             131,195
                     March quarter                         0.59         0.42                              62,174
                     December quarter                      0.63         0.45                              83,549
                     September quarter                     0.84         0.25                             692,940


MONTHLY HIGH AND LOW MARKET PRICE OF ORDINARY SHARES AND AVERAGE DAILY TRADING
VOLUME FOR LAST SIX MONTHS

                                                           High (A$) Low (A$)
                                                           Ave. daily trading
                                                           volume
November 2005                                              0.68         0.56                              54,367
October 2005                                               0.63         0.47                             106,440
September 2005                                             0.60         0.50                              35,603
August 2005                                                0.63         0.52                              43,268
July 2005                                                  0.72         0.56                              65,377
June 2005                                                  0.80         0.55                             179,180

As at December 8, 2005 the ordinary shares closed at AUD 63.5 cents.

At December 8, 2005 the Company had 114,797,616 ordinary shares issued and outstanding. The shares are without par value. See Item 10B Memorandum and articles of incorporation for a detailed description of the rights attaching to the shares. Also see Item 12A. "American Depositary Shares" for a description of the rights attaching to the ADR.

On December 10, 2002 the Company established a Level I ADR program, in which the ordinary shares trade in the form of ADSs, which are evidenced by American Depositary Receipts or ADRs, issued by The Bank of New York, as Depositary, and registered on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.

The Company's Level I ADR program was upgraded to a Level II program on June 28, 2005, in connection with the Company's listing on the NASDAQ SmallCap Market. One American Depositary Share ("ADS") represents fifteen ordinary shares.

As of November 30, 2005 there were approximately 3,900 record holders of the Company's ordinary shares, of which 28.1% of the total ordinary shares issued and outstanding were held of record by 93 U.S. residents (based solely on their addresses).

As of December 8, 2005, there were 35,439 ADRs outstanding.

QUARTERLY HIGH AND LOW MARKET PRICE OF ADRS AND AVERAGE DAILY TRADING VOLUME SINCE NASDAQ LISTING

                                         High (US$) Low (US$)       Ave. daily trading volume
September quarter                        8.55        6.00                                 863

MONTHLY HIGH AND LOW MARKET PRICE ADRS AND AVERAGE DAILY TRADING VOLUME SINCE
NASDAQ LISTING

                                         High (US$) Low (US$)       Ave. daily trading volume
November 2005                            8.48        7.04                                 666
October 2005                             8.25        5.02                               1,571
September 2005                           6.39        6.00                                  19
August 2005                              7.35        6.05                                  39
July 2005                                8.55        6.18                               2,530
June 2005                                10.95       6.00                               3,166


As at December 8, 2005 ADRs on the NASDAQ SmallCaps market closed at US$6.85



B.       PLAN OF DISTRIBUTION


Not applicable.

C.       MARKETS


The Company's ordinary shares were listed on the ASX on July 10, 1986. The ASX is the principal trading market for the ordinary shares.

The Company's ADRs were listed on the NASDAQ SmallCap market on June 28, 2005. Each ADR evidences 15 ordinary shares.

D.       SELLING SHAREHOLDERS


Not applicable.

E.       DILUTION


Not applicable.

F.       EXPENSES OF THE ISSUE


Not applicable.


ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

Not applicable

B.       MEMORANDUM AND ARTICLES OF INCORPORATION

Incorporated by reference to the Company's Registration Statement on Form 20-F (file no. 0-51373) filed with the Commission on June 23, 2005.

C.       MATERIAL CONTRACTS

The following contracts are the only contracts not entered into in the ordinary course of business which have been entered into by the Company within two years immediately preceding the date of this document and are or may be material to the Company:

The Company's principal commercial collaborations are described under Item 4.B. "Business overview - commercial and research and development collaborations."

Under the Agreement and Plan of Merger dated as of April 27, 2004 among AGT Biosciences Limited (the Company), AGT Biosciences, Inc., ChemGenex Therapeutics, Inc. (now ChemGenex Pharmaceuticals, Inc.) and Dr. Dennis M. Brown, the Company acquired 100% of ChemGenex Therapeutics, Inc. through a merger, using ordinary shares. Pursuant to the terms of the agreement, the Company has continuing indemnity obligations in favor of the selling shareholders, represented by Dr. Dennis M. Brown, and Dr. Dennis M. Brown has certain continuing indemnity obligations in favor of the Company. Each of the selling shareholders, who are now shareholders of the Company, entered into a non-sale undertaking restricting their ability to trade the ordinary shares received in the merger for a period ending on June 21, 2005.



D.       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Exchange controls

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and, generally, no permission is required to be given to the Company for the movement of funds in and out of Australia. However, from time to time, Australian foreign exchange controls are implemented against prescribed countries, entities and persons. Certain transactions relating to Iraq, the National Union for the Total Independence of Angola (UNITA), certain persons associated with the former government of the Federal Republic of Yugoslavia, and ministers and senior officials of the Government of Zimbabwe are currently prohibited, without the specific prior approval, of the Reserve Bank of Australia. Restrictions also apply to transactions, accounts and assets relating to the Taliban, Usama bin Laden, the Al-Qaida organization and other persons and entities identified as terrorists or sponsors of terrorism.

Accordingly, at the present time, remittances of any dividends, interest or other payment by the Company to non-resident holders of the Company's securities in the U.S. are not, subject to the above, restricted by exchange controls or other limitations.

Takeovers Act

There are no limitations, either under the laws of Australia or under the Constitution of ChemGenex Pharmaceuticals Limited, to the right of non-residents to hold or vote the Company's ordinary shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the "Takeovers Act"). The Takeovers Act may affect the right of non-Australian residents, including U.S. residents, to hold ordinary shares but does not affect the right to vote, or any other rights associated with any ordinary shares held in compliance with its provisions. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition. At January 31, 2005, approximately 39.6% of the Company's fully paid outstanding ordinary shares were held by shareholders outside Australia. In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company. However, there are no other statutory or regulatory provisions of Australian law or ASX requirements that restrict foreign ownership or control of the Company.

Corporations Act 2001

As applied to the Company, the Corporations Act 2001 (the "Corporations Act 2001") prohibits any legal person (including a corporation) from acquiring a relevant interest in ordinary shares if after the acquisition that person or any other person's voting power in the Company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.

In general terms, a person is considered to have a "relevant interest" in a share in the Company if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises. The concepts of "power" and "control" are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest. For example each person who has voting power above 20% in a company which in turn holds shares in the Company is deemed to have a relevant interest in those shares. Certain situations (set out in section 609 of the Corporations Act 2001) which would otherwise constitute the holding of a relevant interest are excluded from the definition.

A person's voting power in the Company is that percentage of the total votes attached to ordinary shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.



E.       TAXATION

This summary is based on the tax laws of the U.S.(including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and on the Australian tax law and practice as in effect on the date hereof. In addition, this summary is based on the income tax convention between the U.S. and Australia (the "Treaty"). The foregoing laws and legal authorities as well as the Treaty are subject to change (or changes in interpretation), possibly with retroactive effect. Finally, this summary is based in part upon the representations of the Company's ADR Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, inheritance taxation, stamp duty and goods and services tax. This discussion does not address all aspects of U.S. or Australian federal tax considerations that may be important to particular investors in light of their individual investment circumstances or investors subject to special tax regimes, like broker-dealers, insurance companies or financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts or real estate mortgage investment conduits, persons who actually or constructively own ten percent or more of the Company's ADRs or ordinary shares, persons who hold ADRs or ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments, persons who have elected mark-to-market accounting, or persons who acquired their ADRs or ordinary shares through the exercise of options or similar derivative securities or otherwise as compensation. This discussion applies only to shares held as capital assets. Prospective investors are urged to consult their tax advisers regarding the U.S. and Australian federal, state and local tax consequences and any other tax consequences of owning and disposing of ADRs and ordinary shares.

AUSTRALIAN TAX CONSEQUENCES

In this section the Company's discuss Australian tax considerations that apply to non-Australian tax residents who are residents of the U.S. with respect to the ownership and disposal by the absolute beneficial owners of ADRs. This summary does not discuss any foreign or state tax considerations, other than stamp duty.

NATURE OF ADRS FOR AUSTRALIAN TAXATION PURPOSES

ADRs held by a U.S. Holder will be treated for Australian taxation purposes as held under a "bare trust" for that holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADR holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADR holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis the Company discusses the tax consequences to non-Australian resident holders of ordinary shares which, for Australian taxation purposes, will be the same as to U.S. Holders of ADRs.

TAXATION OF DIVIDENDS

Australia operates a dividend imputation system under which dividends may be declared to be "franked" to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by the Company to non-Australian resident stockholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a stockholder is a resident of a country with which Australia has a double taxation agreement. Under the provisions of the Treaty, the Australian tax withheld on unfranked dividends paid by the Company to which a resident of the U.S. is beneficially entitled is generally limited to 15% if the U.S. resident holds less than 10% of the voting rights of the Company, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the stockholder carries on business or provides independent personal services, respectively. Where the U.S. resident holds 10% or more of the voting rights of the Company, the withholding tax rate is reduced to 5%.

TAX ON SALES OR OTHER DISPOSITIONS OF SHARES - CAPITAL GAINS TAX

Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares. If a non-Australian resident stockholder did own a 10% or more interest, that stockholder would be subject to Australian capital gains tax to the same extent as Australian resident stockholders. The Australian Taxation Office maintains the view that the Double Taxation Convention between the U.S. and Australia does not limit Australian capital gains tax. Australian capital gains tax applies to net capital gains at a taxpayer's marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

TAX ON SALES OR OTHER DISPOSITIONS OF SHARES - STOCKHOLDERS HOLDING SHARES ON REVENUE ACCOUNT

Some non-Australian resident stockholders may hold shares on revenue rather than on capital account, for example, share traders. These stockholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia. Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for those gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from the Australian income tax may be available to non-Australian resident stockholders under the Double Taxation Convention between the U.S. and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident stockholder's assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.
DUAL RESIDENCY

If a stockholder were a resident of both Australia and the U.S. under those countries' domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the U.S. and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

STAMP DUTY

Any transfer of shares through trading on the ASX, whether by Australian residents or foreign residents, are not subject to stamp duty within Australia.

AUSTRALIAN DEATH DUTY

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person's shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

GOODS AND SERVICES TAX

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

U.S. FEDERAL INCOME TAXATION

As used below, a "U.S. Holder" is a beneficial owner of an ADR or ordinary share that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person. For purposes of this discussion, a "non-U.S. Holder" is a beneficial owner of an ADR or ordinary share that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder.

NATURE OF ADRS FOR U.S. FEDERAL INCOME TAX PURPOSES

In general, for U.S. federal income tax purposes, a holder of an ADR will be treated as the owner of the underlying ordinary shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADRs will be the same for ordinary shares in the Company, and exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, generally will not be subject to U.S. federal income tax.

TAXATION OF DIVIDENDS

U.S. Holders. In general, subject to the passive foreign investment company rules discussed below, a distribution on an ADR will constitute a dividend for U.S. federal income tax purposes to the extent made from the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the Company's current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. Holder's tax basis in the ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. For purposes of this discussion, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on an ADR (which will include the amount of any Australian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income. The amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. Holder receives the dividend or, in the case of a dividend received in respect of an ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a conversion or other disposition of the Australian dollars generally will be treated as U.S. source ordinary income or loss. Any Australian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income" for purposes of the current foreign tax credit limitation rules. For taxable years beginning after December 31, 2006, "financial services income" generally will be treated as "general category income," and "passive income" generally will be treated as "passive category income." A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received on an ADR to the extent the U.S. Holder has not held the ADR for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADR are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult your own tax adviser to determine whether and to what extent you would be entitled to this credit. You should consult your tax adviser with respect to the determination of the foreign tax credit limitation, as the relevant rules are complex and are scheduled to change in future years. Alternatively, any Australian withholding tax may be taken as a deduction against taxable income if the U.S. Holder elects to deduct rather than credit all of his foreign income taxes. A dividend will not be eligible for the corporate dividends received deduction.



Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on an ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a "qualified dividend." A dividend will be a qualified dividend if (a) the dividend is paid on an ordinary share and the ordinary shares are readily tradable on an established securities market in the United States or (b) the dividend is paid on an ADR or an ordinary share and the Company is eligible for benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, (A) in the case of taxable years of the Company beginning before January 1, 2005, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"), or (B), in the case of taxable years beginning after December 31, 2004, a PFIC. Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs are repealed. The ADRs will be listed on the NASDAQ SmallCap Market. It is not clear whether that listing will qualify them as readily tradable on an established securities market in the United States. Moreover, because only the ADRs and not the shares themselves are listed on a U.S. exchange, based on existing guidance it is not clear whether dividends paid by the Company will be treated as paid on shares that are readily tradable on an established securities market in the United States. However, the Treaty satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, the Company should be a resident of Australia entitled to the benefits of the Treaty. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC, FPHC or FIC for U.S. federal income tax purposes for its 2004 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year. However, because the determination of whether the Company is a PFIC is based upon the composition of the income and assets from time to time, there can be no assurances that the Company will not become a PFIC for any future taxable year. However, as described in the section below entitled "Passive Foreign Investment Company Rules," if the Company were a PFIC in a year while a U.S. Holder held an ADR or ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ADR or ordinary share, the ADR or ordinary share remains an interest in a PFIC for all future years or until such an election is made. The Internal Revenue Service takes the position that that rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years. Even if the Company has not been a PFIC in any prior year and is not currently a PFIC, because the composition of the Company's income and assets will vary over time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of ADRs and ordinary shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Non-U.S. Holders. A dividend paid to a non-U.S. Holder of an ADR will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ADR). A non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. Holder. A corporate non-U.S. Holder may also be subject under certain circumstances to an additional "branch profits tax," the rate of which may be reduced pursuant to an applicable income tax treaty.


TAXATION OF CAPITAL GAINS

U.S. Holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ADR, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted basis in the ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars. Any gain a U.S. Holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss generally will be a U.S. source loss. If an Australian tax is paid on a sale or other disposition of an ADR, the generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. Holder from obtaining a foreign tax credit for the Australian tax.

In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%. In later years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders. A non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of an ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the
ADR), or (ii) in the case of a non-U.S. Holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. Holder may also be subject under certain circumstances to an additional "branch profits tax," the rate of which may be reduced pursuant to an applicable income tax treaty.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company's audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2004 taxable year. In addition, based on the Company's audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to exceptions pursuant to certain elections that generally require the payment of tax, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

If the Company is treated as a PFIC, contrary to the tax consequences described in "U.S. federal Income Tax Considerations--Taxation of Dividends" and "--U.S. federal Income Tax Considerations--Taxation of Capital Gains" above, a U.S. Holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR and (ii) any "excess distribution" by the Company to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the ADR exceed 125% of the average annual taxable distributions the U.S. Holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. Holder's holding period for the ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years. A U.S. Holder who owns an ADR during any year the Company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election to treat the Company as a "qualified electing fund" ("QEF") in the first taxable year in which the U.S. Holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company's ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year. The Company has not yet determined whether, if it is a PFIC, it would make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any year the Company is a PFIC. Although a QEF election generally cannot be revoked, if a U.S. Holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

In lieu of a QEF election, a U.S. Holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. Holder's adjusted basis in the stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years. A U.S. Holder's adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. However, there is no certainty that the shares will be considered "marketable stock" for these purposes unless and until the Internal Revenue Service designates the ASX as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make that designation.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends paid on, and proceeds from the sale or other disposition of, an ADR to a U.S. Holder generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. Holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided certain required information is furnished to the Internal Revenue Service. A non-U.S. Holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADRs. A holder should consult his tax adviser concerning the tax consequences to him in his particular situation.


THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ADRS OR ORDINARY SHARES. HOLDERS AND POTENTIAL HOLDERS SHOULD CONSULT THEIR TAX ADVISER(S) CONCERNING THE TAX CONSEQUENCES RELEVANT TO THEM IN THEIR PARTICULAR SITUATION.


F.       DIVIDENDS AND PAYING AGENTS

Not applicable

G.       STATEMENT BY EXPERTS

Not applicable

H.       DOCUMENTS ON DISPLAY

This Annual Report on Form 20-F and any related documents may be inspected by investors at the Company's registered office at Edmondson Turner & Co., 439 Bay Street, Brighton, Victoria, Australia, or at the Company's headquarters at Pigdons Road, Waurn Ponds, Victoria, Australia or at the public reference room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549, at prescribed rates. The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission in electronic form. More information concerning the public reference room of the SEC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC filings of the Company are available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. The Company also maintains a website at www.chemgenex.com. Information on the Company's website and websites linked to it do not constitute part of this Annual Report.

I.       SUBSIDIARY INFORMATION

Not applicable



ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has exposure to changes in foreign currency exchange rates and interest rates. The Company does not utilize derivative financial instruments or other financial instruments subject to market risk.

FOREIGN CURRENCY EXCHANGE RATES
The principal currency of the Company is the Australian dollar. Under existing partnership agreements the Company receives funds in U.S. dollars, Euros and Pounds Sterling. Cash to fund working capital requirements is managed centrally in Australia and held in Australian dollars.

The following table shows the sensitivity of the Company's future earnings as a result of an appreciation or depreciation in the value of the June 30, 2005 exchange rate of the Australian dollar against the U.S. dollar, the Euro and Pounds Sterling based on foreign currency receipts from partnership agreements in 2004/2005. As the Company receives revenue and pays some expenses in U.S. dollars its operations provide a natural hedge against fluctuations in the Australian dollar: U.S. dollar exchange rate.

                             A$ DEPRECIATION                                          A$ APPRECIATION
                        -15%         -10%               -5%           0%             5%          10%            15%
              ------------------------------------------------------------------------------------------------------

US$                  196,902      131,268            65,634      -             (65,634)    (131,268)      (196,902)
(euro)               177,123      118,082            59,041      -             (59,041)    (118,082)      (177,123)
(pound)              176,523      117,682            58,841      -             (58,841)    (117,682)      (176,523)
              ------------------------------------------------------------------------------------------------------
Total                550,548      367,032           183,516      -            (183,516)    (367,032)      (550,548)
              ======================================================================================================






INTEREST RATES

Cash deposits are held in call and deposit accounts at the National Australian Bank and are subject to variable interest rates. The Company does not consider its exposure to interest rates to be significant.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A        DEBT SECURITIES

Not applicable.

B        WARRANTS AND RIGHTS

Not applicable.



C        OTHER SECURITIES

Not applicable.



D        AMERICAN DEPOSITARY SHARES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.



ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.



ITEM 15. CONTROLS AND PROCEDURES

         A.  CONTROLS AND PROCEDURES

As of June 30, 2005 the Company's management, including its Chief Executive Officer and its Chief Financial Officer, reviewed the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that review, the Company's Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company's existing disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company's most recent fiscal year.

In preparation for the adoption of Section 404 of the Sarbanes-Oxley Act of 2002 by all Foreign Private Issuers by June 30, 2007 management has initiated a detailed evaluation of existing internal controls against Section 404 requirements. Management will allocate the necessary resources and initiate required actions to redress any possible Section 404 weaknesses prior to that date

 No changes in the Company's internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.



B. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Not applicable.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Not applicable.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Patrick Owen Burns, an independent member of its Board of Directors and a member of its Audit Committee, is an audit committee financial expert within the meaning of the Sarbanes-Oxley and related regulations.



ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. The Code can be downloaded at our website (www.chemgenex.com). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code. If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2005, no such amendment was made or waiver granted



ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

For purposes of this Form 20-F Annual Report and other SEC filings, the Company's independent registered public accounting firm is Deloitte Touche Tohmatsu. For statutory reporting purposes and filings with the ASX and ASIC in Australia, the Company's auditor is Ernst & Young.



The following table sets forth the fees billed to us by our independent registered public accounting firm, Deloitte Touche Tohmatsu, for the years ended June 30, 2005 and 2004, respectively:



Deloitte Touche Tohmatsu           2005                        2004
Audit fees (a)                     497,804                     -
Audit-related fees                 -                           -
Tax fees                           -                           -
All other fees                     -                           -
Total                              497,804                     -

(a) Audit fees billed by Deloitte Touche Tohmatsu relate to the audit of financial statements and review of SEC filings for purposes of the Company's Registration Statement on Form 20-F lodged in June 2005 as well as this Annual Report on Form 20-F for the year ended June 30, 2005.

The following table sets forth the fees billed to us by our statutory auditor, Ernst & Young, for the years ended June 30, 2005 and 2004, respectively:

Ernst & Young                             2005                          2004
Audit fees (b)                           93,250                        41,000
Audit-related fees                          -                            -
Tax fees                                 12,000                          -
All other fees (c)                       17,709                        47,537
Total                                    122,959                       89,537

(b) Audit fees billed by Ernst & Young relate to the statutory audit of our annual financial statements for ASX and ASIC in Australia.

(c) Other fees billed by Ernst & Young in 2005 comprised of costs associated with handover of previous audit files, and related to an expert opinion prepared in 2004.





AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Company's Board of Directors has established pre-approval and procedures for the engagement of its independent registered public accounting firms for all audit and non-audit services.

The Audit Committee reviews the scope of all the services to be provided, before their commencement, in order to ensure that there are no independence issues and the services are not prohibited services as defined by Sarbanes-Oxley Act of 2002.



ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.



ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Refer to page F-1 for an index of all Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

The Company has chosen to respond to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this Annual Report on Form
20-F:

     1.       Constitution of the Registrant #.

     2. Deposit Agreement, dated as of December 6, 2002, by and among Autogen Limited, The Bank of New York, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-101016) filed with the Commission on November 1, 2002)

     3.       Material Contracts:


     3.1 Service Contracts of Directors and Consultants


          (a) Consulting Agreement between Autogen Research Pty Ltd and Dr. Kenneth Walder dated December 20, 2002 #.

          (b) Secondment Agreement between Deakin University and the Autogen Limited dated March 19, 2002 in respect of the secondment to the Company of Dr. Gregory R. Collier #.

          (c) Supplementary Secondment Deed among the Company, Autogen Research Pty Ltd and Dr. Gregory R. Collier dated March 26, 2002 #.

          (d)  Offer of Employment dated July 1, 2003 for Dr. Gregory R. Collier
               #.

          (e) Offer of Employment dated August 10, 2004 for Dr. James A. Campbell #.

          (f)  Offer of Employment dated September 20, 2004 for Eric P. Merrigan
               #.

          (g) Employment letter agreement dated September 14, 1999 between ChemGenex Therapeutics, Inc. and Dr. Dennis M. Brown as amended
               #.

          (h) Employment letter agreement dated May 6, 2001 between ChemGenex Therapeutics, Inc. and Harry Pedersen as amended #.

          (i) Employment letter agreement dated June 20, 2000 between ChemGenex Therapeutics, Inc. and Shawnya Michaels as amended #.

          (j) Employment letter agreement dated May 6, 2001 between ChemGenex Therapeutics, Inc. and Tina Herbert as amended #.

3.2      Other Contracts

          (a)  Autogen Limited Senior Executive Share Option Plan #.

          (b) Research and License Agreement dated April 28, 1999 between Autogen Pty Ltd. and Lipha S.A.* #

          (c) Deed dated March 16, 2001 between Autogen Research Pty Limited and Lipha S.A.* #

          (d) Research and License Agreement dated April 28, 1999 between Autogen Pty Ltd. and Lipha S.A.* #

          (e) Research and License Agreement dated February 11, 2002 between Autogen Research Pty Ltd. and Lipha S.A.* #

          (f) Research Services (Subcontracting) Agreement dated June 26, 2000 between Autogen Research Pty Limited and Deakin University.* #

          (g) Research and Development Option Agreement dated August 30, 2004 between Autogen Research Pty Ltd and Vernalis (R&D) Limited.* #

          (h) Research, License and Commercialisation Agreement (Gene Discovery in Depression), dated August 16, 2000 between Autogen Research Pty Ltd. and Deakin University.* #

          (i) Commercialisation License (Field of Diabetes and Obesity) "AGT 203" dated March 14, 2003 between Autogen Limited (now ChemGenex Pharmaceuticals Limited) and Merck Sante s.a.s.* #

          (j) Commercialisation License (Field of Diabetes and Obesity) "AGT 121" dated March 14, 2003 between the Autogen Limited (now ChemGenex Pharmaceuticals Limited) and Merck Sante s.a.s.* #

          (k) Commercialisation License (Field of Diabetes and Obesity) "TANIS" dated August 26, 2002 between the Autogen Pty Ltd and Merck Sante s.a.s.* #

          (l) Commercialisation License (Field of Obesity) "BEACON" dated April 28, 1999 between Autogen Pty Ltd and Lipha S.A.* #

          (m) Research, License and Commercialization Agreement dated December 31, 2002 between Autogen Research Pty Ltd. and the Southwest Foundation for Biomedical Research.* #

          (n) Variation Agreement dated June 24, 2003 between Autogen Research Pty Limited and Southwest Foundation for Biomedical Research.* #

          (o) Extension Agreement dated July 1, 2004 between Autogen Research Pty Limited and Southwest Foundation for Biomedical Research.* #

          (p) Research Agreement dated February 28, 1997 among Autogen Pty Ltd., Deakin University and International Diabetes Institute.* #

          (q) Research, License and Commercialisation Agreement dated January 14, 1998 between Autogen Pty Ltd and International Diabetes Institute.* #

          (r) Agreement dated August 18, 2004 between Autogen Pty Ltd and International Diabetes Institute.* #

          (s) Sponsored Clinical Study Agreement dated April 14, 2003 between The University of Texas M.D. Anderson Cancer Center and ChemGenex Therapeutics, Inc., as amended by Amendment No. 1 dated November 18, 2004.* #

          (t) Patent and Technology License Agreement dated February 7, 2005 between ChemGenex Pharmaceuticals Limited and The University of Texas M. D. Anderson Cancer Center.* #

          (u) Voting Rights deed dated June 21, 2004 between Dr. Dennis M. Brown and Charter Pacific Corporation Ltd. #

          (v) Sole Licence Agreement dated March 1, 1999 between Autogen Pty Ltd and Kyokuto Pharmaceutical Industrial Co. Ltd. #

          (w) Agreement and Plan of Merger dated April 27, 2004 between AGT Biosciences Limited, AGT Biosciences Inc., ChemGenex Therapeutics Inc. and Dr. Dennis M. Brown. #

          (x) Research, Licence and Commercialisation Agreement dated April 21, 2005 between ChemGenex Pharmaceuticals Limited and Deakin University. #

          (y) HHT Development and Commercialisation Agreement dated June 27, 2005between ChemGenex Pharmaceuticals Limited, Stragen Investment B.V. and Stragen Pharma S.A.*

          (z) HHT Supply and Distribution Agreement dated June 27, 2005 between ChemGenex Pharmaceuticals Limited and Stragen Investment B.V.*

          (aa) Extension Agreement dated July 27, 2005 between Autogen Research Pty Limited and Southwest Foundation for Biomedical Research. *

          (bb) Extension Agreement dated September 20, 2005 between Autogen Pty Ltd and International Diabetes Institute.*

          (cc) Clinical Master Service Agreement dated September 28, 2005 between ChemGenex Pharmaceuticals Limited and Inveresk Research Limited.

       12.01 Certification by the Company's Chief Executive Officer required by Item 15.

       12.02 Certification by the Company's Chief Financial Officer required by Item 15.

       13.01 Certification pursuant to 18 U.S.C. Section 1350.

       13.02 Certification pursuant to 18 U.S.C. Section 1350.





     # Incorporated by reference to the Company's Registration Statement on Form 20-F (file no. 0-51373) filed with the Commission on June 23, 2005

     * Certain provisions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.



CHEMGENEX PHARMACEUTICALS LIMITED

By:      /s/Greg Collier
Name:  Greg Collier
Title: Chief Executive Officer and Managing Director
Date: December 19, 2005

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES


CHEMGENEX PHARMACEUTICALS LIMITED:......................................PAGE NO.

    Report of Independent Registered Public Accounting Firm..................F-2

    Consolidated Statements of Financial Performance For the Years
    Ended June 30, 2005 (As Restated), 2004 and 2003.........................F-3

    Consolidated Statements of Financial Position As of June 30,
    2005 and 2004  ..........................................................F-4

    Consolidated Statements of Cash Flows For the Years Ended
    June 30, 2005, 2004 and 2003 ............................................F-5

    Consolidated Statements of Changes in Stockholders' Equity
    For the Period From July 1, 2002 to June 30, 2005 (As Restated)..........F-6

    Notes to the Consolidated Financial Statements...........................F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHEMGENEX PHARMACEUTICALS LIMITED

We have audited the accompanying consolidated statements of financial position of ChemGenex Pharmaceuticals Limited and subsidiaries (the "Company") as of June 30, 2005 and 2004 and the related consolidated statements of financial performance, cash flows and changes in stockholders' equity for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ChemGenex Pharmaceuticals Limited and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in Australia.

As discussed in Note 24, the accompanying consolidated financial statements for the year ended June 30, 2005 have been restated.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.



/s/Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Chartered Accountants

Melbourne, Australia
December 16, 2005

                CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

                             (IN AUSTRALIAN DOLLARS)


YEAR ENDED JUNE 30                                NOTES                  2005                  2004                  2003
                                                                  As Restated
                                                                  See Note 24
                                                                            $                     $                     $
-------------------------------------------------------------------------------------------------------------------------
REVENUES FROM ORDINARY ACTIVITIES
Research revenue                                      2             3,527,312             2,885,349             4,997,247
Interest revenue                                      2               266,987                80,828                57,947
Exchange rate benefit                                 2                    --                24,153                    --
Other revenue                                         2               300,987               605,110               149,404
                                                           --------------------------------------------------------------
TOTAL REVENUE                                                       4,095,286             3,595,440             5,204,598
                                                           --------------------------------------------------------------
EXPENSES
Research and development expenditure                  3            (4,621,406)           (4,387,410)           (4,651,495)
Administration costs                                               (1,027,871)             (506,266)             (480,664)
Employee costs                                                     (2,226,417)             (828,443)             (818,447)
Scientific advisory board costs                                      (125,763)             (143,817)             (208,074)
Patent costs                                                         (446,527)             (472,684)             (144,630)
Legal costs                                                          (105,945)               (3,300)              (82,429)
Depreciation                                          3              (269,937)             (257,596)             (256,167)
Amortisation                                          3              (848,128)              (30,811)                   --
Accounting and audit costs                                           (129,208)             (136,253)             (156,146)
NASDAQ listing expenses                                              (911,578)                   --                    --
Exchange rate loss                                    3               (43,712)                   --                    --
Carrying amount of investments sold                   2                    --                    --               (88,742)
Non current asset write down                                               --                    --              (204,958)
                                                           --------------------------------------------------------------
TOTAL EXPENSES                                                    (10,756,492)           (6,766,580)           (7,091,752)
                                                           --------------------------------------------------------------
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME                        (6,661,206)           (3,171,140)           (1,887,154)
TAX EXPENSE
                                                           --------------------------------------------------------------

INCOME TAX EXPENSE RELATING TO ORDINARY               4                    --                    --                    --
ACTIVITIES

                                                           --------------------------------------------------------------
NET LOSS                                                           (6,661,206)           (3,171,140)           (1,887,154)

                                                           --------------------------------------------------------------
NET LOSS ATTRIBUTABLE TO MEMBERS OF PARENT                         (6,661,206)           (3,171,140)           (1,887,154)
ENTITY

                                                           --------------------------------------------------------------
TOTAL CHANGES IN EQUITY OTHER THAN THOSE                           (6,661,206)           (3,171,140)           (1,887,154)
RESULTING FROM TRANSACTIONS WITH OWNERS AS
OWNERS
                                                           ==============================================================

Basic loss per share                            1(r),18                ($0.06)               ($0.05)               ($0.04)
Diluted loss per share                          1(r),18                ($0.06)               ($0.05)               ($0.04)


PLEASE REFER TO THE ACCOMPANYING NOTES WHEN CONSIDERING THE CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE.

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                             (IN AUSTRALIAN DOLLARS)

AT JUNE 30                                  NOTES                              2005                               2004
                                                                                  $                                  $
----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash assets                                  13(b)                        8,511,952                            941,785
Receivables                                   5                             381,527                             30,440
Prepayments                                                                 163,373                             88,622
                                                     -----------------------------------------------------------------
TOTAL CURRENT ASSETS                                                      9,056,852                          1,060,847
                                                     -----------------------------------------------------------------
NON-CURRENT ASSETS
Plant and equipment, net                      7                             587,022                            841,741
Goodwill, net                                 8                          16,083,622                         16,931,750

                                                     -----------------------------------------------------------------
TOTAL NON-CURRENT ASSETS                                                 16,670,644                         17,773,491
                                                     -----------------------------------------------------------------
TOTAL ASSETS                                                             25,727,496                         18,834,338
                                                     -----------------------------------------------------------------
CURRENT LIABILITIES
Trade creditors and accruals                 10                             754,992                          1,993,410
Provision for employee entitlements          15                             119,351                                 --
Deferred revenue                                                            465,833                            127,910
                                                     -----------------------------------------------------------------
TOTAL LIABILITIES                                                         1,340,176                          2,121,320
                                                     -----------------------------------------------------------------
NET ASSETS                                                               24,387,320                         16,713,018
                                                     =================================================================


EQUITY
Parent entity interest
  Contributed equity            11           84,592,891         70,257,383
  Reserves                      12           10,866,878         10,866,878
  Accumulated deficit           12          (71,072,449)       (64,411,243)
                                        ----------------------------------
TOTAL EQUITY                                 24,387,320         16,713,018
                                        ==================================



PLEASE REFER TO THE ACCOMPANYING NOTES WHEN CONSIDERING THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (IN AUSTRALIAN DOLLARS)


YEAR ENDED JUNE 30                              NOTES                  2005                  2004                   2003
                                                                          $                     $                      $
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Proceeds from research revenue                                    3,514,148             2,952,376              5,172,415
Proceeds from patent reimbursement                                  104,085               605,110                     --
Payments to suppliers and employees                             (10,562,419)           (5,696,071)           (10,741,493)
Interest received                                                   266,987                80,828                 57,947
                                                        ----------------------------------------------------------------
NET CASH FLOWS USED IN OPERATING ACTIVITIES     13(a)            (6,677,199)           (2,057,757)            (5,511,131)
                                                        ----------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid on acquisition of controlled          13(d)                    --               (52,065)                    --
  entity, net of cash acquired
Proceeds from sale of investments                                        --                    --                149,404
Purchase of plant and equipment                   7                 (15,218)               (7,560)               (20,600)
                                                        ----------------------------------------------------------------
NET CASH FLOWS (USED IN)/FROM INVESTING                             (15,218)              (59,625)               128,804
ACTIVITIES
                                                        ----------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from placements of ordinary shares      11              14,439,437                    --              6,653,271
Proceeds from issue of ordinary shares on                            12,500                    --                     --
  exercise options
Payment of issue costs                           11                (189,353)                   --               (514,078)
Repayments of borrowings                                                 --                    --                (80,836)
                                                        ----------------------------------------------------------------
NET CASH FLOWS FROM FINANCING ACTIVITIES                         14,262,584                    --              6,058,357
                                                        ----------------------------------------------------------------

NET INCREASE/(DECREASE) IN CASH HELD                              7,570,167            (2,117,382)               676,030
Add opening cash brought forward                                    941,785             3,059,167              2,383,137
                                                        ----------------------------------------------------------------
CLOSING CASH CARRIED FORWARD                    13(b)             8,511,952               941,785              3,059,167

                                                        ================================================================


PLEASE REFER TO THE ACCOMPANYING NOTES WHEN CONSIDERING THE CONSOLIDATED STATEMENTS OF CASH FLOWS.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


PERIOD FROM JULY 1, 2002 TO JUNE 30, 2005
(in Australian dollars)

                                                                                                Option
                                                             Contributed equity                premium
                                                           Shares          Amount              reserve
                                                        -------------- ---------------      ---------------
                                                                             $                    $
                                                        -------------- ---------------      ---------------
BALANCE AT JUNE 30, 2002                                   38,018,394      48,096,896           10,866,878
Ordinary fully paid shares issued for
     35 cents per share on December 24, 2002                6,003,087       2,101,080
Ordinary fully paid shares issued for
     35 cents per share on December 31, 2002               13,006,259       4,552,191
Costs of December 2002 share issues                                         (514,078)
Net loss
                                                        -------------- ---------------      ---------------
BALANCE AT JUNE 30, 2003                                   57,027,740      54,236,089           10,866,878
Ordinary fully paid shares issued as
     consideration for acquisition on June 21, 2004        28,000,000      15,120,000
Ordinary fully paid shares issued in consideration
     for advisory services on June 21, 2004                 1,700,554         901,294
Net loss
                                                        -------------- ---------------      ---------------
BALANCE AT JUNE 30, 2004                                   86,728,294      70,257,383           10,866,878
Ordinary fully paid shares issued for
     48 cents per share on July 14, 2004                   13,009,244       6,244,437
     55 cents per share on January 24, 2005                14,900,000       8,195,000
Ordinary fully paid ordinary shares issued upon
     exercise of options                                       25,000          12,500
Costs of July 2004 share issues                                             (189,353)
Ordinary fully paid shares issued in consideration
     for advisory services on November 23, 2004                84,535          40,577
   for research services on June 21, 2005                      50,543          32,347
Net loss (as restated, see Note 24)
                                                        ============== ===============      ===============
BALANCE AT JUNE 30, 2005                                  114,797,616      84,592,891           10,866,878
                                                        ============== ===============      ===============


(TABLE CONTINUED)


PERIOD FROM JULY 1, 2002 TO JUNE 30, 2005
(in Australian dollars)


                                                                                Total
                                                          Accumulated       stockholders'
                                                           deficit             equity
                                                        ----------------- -------------------
                                                               $                  $
                                                        ----------------- -------------------
BALANCE AT JUNE 30, 2002                                    (59,352,949)           (389,175)
Ordinary fully paid shares issued for
     35 cents per share on December 24, 2002                                       2,101,080
Ordinary fully paid shares issued for
     35 cents per share on December 31, 2002                                       4,552,191
Costs of December 2002 share issues                                                (514,078)
Net loss                                                     (1,887,154)         (1,887,154)
                                                        ----------------- -------------------
BALANCE AT JUNE 30, 2003                                    (61,240,103)           3,862,864
Ordinary fully paid shares issued as
     consideration for acquisition on June 21, 2004                               15,120,000
Ordinary fully paid shares issued in consideration
     for advisory services on June 21, 2004                                          901,294
Net loss                                                     (3,171,140)         (3,171,140)
                                                        ----------------- -------------------
BALANCE AT JUNE 30, 2004                                    (64,411,243)          16,713,018
Ordinary fully paid shares issued for
     48 cents per share on July 14, 2004                                           6,244,437
     55 cents per share on January 24, 2005                                        8,195,000
Ordinary fully paid ordinary shares issued upon
     exercise of options                                                              12,500
Costs of July 2004 share issues                                                    (189,353)
Ordinary fully paid shares issued in consideration
     for advisory services on November 23, 2004                                       40,577
   for research services on June 21, 2005                                             32,347
Net loss (as restated, see Note 24)                          (6,661,206)         (6,661,206)
                                                        ================= ===================
BALANCE AT JUNE 30, 2005                                    (71,072,449)          24,387,320
                                                        ================= ===================



           PLEASE REFER TO THE ACCOMPANYING NOTES WHEN CONSIDERING THE CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)      BACKGROUND
ChemGenex Pharmaceuticals Limited (the "Parent Entity"), is incorporated in New South Wales, Australia. It is an integrated biopharmaceutical development company with expertise in the discovery of new therapeutic targets and the development of drugs in the fields of cancer, metabolic syndrome (obesity and diabetes), and depression. The Company listed on the Australian Stock Exchange ("ASX") in July 1986 and, following registration with the Securities and Exchange Commission commenced a Level II American Depository Receipts ("ADR") program on the NASDAQ SmallCap Market in June 2005.

(B)      BASIS OF ACCOUNTING
The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of applicable Australian Accounting Standards ("A-GAAP"). Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention.

Since commencing biotechnology activities in June 1996 the Company has experienced recurring net losses and negative cash flows from operations. At June 30, 2005, the Company had an accumulated deficit of $71,072,449 and recorded a net loss of $6,661,206 and negative cash flows from operations of $6,667,199 for the year ended June 30, 2005. These factors cast some uncertainty on the Company's ability to continue as an ongoing enterprise for a reasonable period of time. The Company's ability to continue as an ongoing enterprise in its current configuration is dependent on it securing continued funding from collaboration and licensing agreements and/or by raising additional equity capital.

Based on anticipated cash flow requirements of the Company's existing research and development activities, the directors consider that the Company will have sufficient funds to support operations into the second half of calendar 2006. The directors are confident that adequate funds to support the Company's continued operations will be raised from collaboration and licensing agreements and/or equity placements as required. From July 1, 1996 it has raised approximately $45.1 million (including $14.4 million since July 1, 2004) from the issue of equity securities. In addition, during this time, the Company has received approximately $24.2 million from its pharmaceutical partners pursuant to collaboration and licensing agreements.

In the event that additional funding is not obtained, the Company may have to significantly reduce its expenditure on research and development programs and other costs. The Company's research expenditure commitments for the following 12 month period were approximately $2.7 million (refer Note 14) and its employee costs for the year ended June 30, 2005 were approximately $2.2 million (the directors expect the Company's employee costs for fiscal 2005/06 to be of a similar magnitude). The directors consider that the Company's remaining costs are predominantly discretionary in nature and can be reduced if required.

Accordingly, having carefully assessed the uncertainties referred to above, the likelihood of securing additional funding and the ability of the Company to effectively manage its expenditures, the directors consider that the Company will continue to operate as a going concern for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the carrying amounts and classification of liabilities that might be necessary should the Company not continue as a going concern.

(C)      CHANGES IN ACCOUNTING POLICIES
The accounting policies adopted are consistent with those of the previous year.

(D)      PRINCIPLES OF CONSOLIDATION
The consolidated financial statements are those of the Company, comprising the Parent Entity and all entities that the Parent Entity controlled from time to time during the year and at reporting date.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)


Information from the financial statements of controlled entities is included from the date the Parent Entity obtains control until such time as control ceases. Where there is loss of control of a controlled entity, the consolidated financial statements include the results for the part of the reporting period during which the Parent Entity has control.

When controlled entities have adopted accounting policies or reporting periods that differ to the Company, adjustments and or interim accounts are used to bring those financial statements substantially into line with the Company.

All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.

(E)      ACQUISITIONS
Controlled entity acquisitions are accounted for using the purchase method of accounting. The cost of acquisition consists of the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

(F)      FOREIGN CURRENCIES
Translation of foreign currency transactions

Transactions in foreign currencies of entities within the Company are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

Financial statements of self-sustaining foreign controlled entities are translated at reporting date using the current rate method and exchange rate differences are taken directly to the foreign currency translation reserve.

Financial statements of integrated foreign operations are translated at reporting date using the temporal method and exchange differences are taken to net profit or loss for the period.

(G)      CASH AND CASH EQUIVALENTS
For the purposes of the Consolidated Statements of Cash Flows, cash includes cash on hand and in banks.

(H)      RECEIVABLES
Receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

(I)      PLANT AND EQUIPMENT
Cost and valuation

Plant and equipment is carried at cost less accumulated depreciation.

Depreciation

Depreciation is provided on a straight-line basis on all plant and equipment over the following estimated useful lives:

   - research equipment                   5-7 years
   - office equipment                     3-13 years

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(J)      GOODWILL
Goodwill represents the excess of the cost of acquisition over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill is amortised on a straight-line basis over 20 years, such period not exceeding the period during which benefits are expected to be received.

(K)      RECOVERABLE AMOUNT OF NON-CURRENT ASSETS
Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected cash flows have been discounted to their present value.

(L) RESEARCH AND DEVELOPMENT COSTS Research and development costs are expensed as incurred.

(M)      PAYABLES
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

(N)      CONTRIBUTED EQUITY
Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(O)      REVENUE RECOGNITION
Research revenue

         i) Contracts which do not specify milestone payments-

Revenue under research collaboration agreements which do not specify milestone payments are recognized as earned on a straight-line basis over the life of the respective agreement as this reflects the level of effort required over the performance period. These agreements are performed on a "best efforts" basis with no guarantees of either technical or commercial success. Project funding received in advance of the period in which the associated research efforts are performed is included in deferred revenue.

         ii) Contracts which specify milestone payments

Revenues from milestone payments related to research collaboration agreements under which the Company has no continuing performance obligations are recognized upon achievement of the related milestone, which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the Company has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable, substantive effort is involved in achieving the milestone, and the amount of the milestone is reasonable in relation to the effort expended or the risk involved with the achievement of the milestone. If any of these conditions are not met, revenue from the milestone payment is deferred and recognized only when the collaborating party confirms that the performance obligations have been met.

Interest

Interest income is recognised as earned and collectibility is reasonably assured

Asset sales

The gross proceeds of asset sales are included as revenue. The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed and control of the asset has passed to the buyer.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)


Patent reimbursement

Patent reimbursement comprises amounts received in accordance with partnership agreements for patent costs incurred by the Company in conjunction with specified research projects. The revenue is recognised when the reimbursable expense is incurred and approved in accordance with the agreement.

(P)      TAXES
Income taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realized. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realization is assured beyond reasonable doubt or, in the case where tax losses exist, realization is virtually certain.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

     o where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

     o    receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Consolidated Statements of Financial Position.

Cash flows are included in the Consolidated Statements of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(Q)      EMPLOYEE BENEFITS
Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and other employee entitlements expected to be settled within twelve months of the reporting date are measured based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of the future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Employee entitlement expenses arising in respect of the following:

     o Wages and salaries, non-monetary benefits, annual leave, long service leave and other entitlements; and

     o    Other types of employee entitlements

are charged against operating profits in their respective categories.

The value of the equity-based compensation scheme described in Note 15 is not being recognised as an employee benefits expense.

The Company expenses all superannuation contributions as and when they fall due and they are charged against profit and loss as employee costs.

(R) LOSS PER SHARE
Basic loss per share is determined by dividing the loss from ordinary activities after income tax by the weighted average number of ordinary shares, outstanding during the period.

The computation of diluted loss per share is similar to basic loss per share, except that it assumes the potentially dilutive securities, such as share options, were converted to shares as of the beginning of the period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(S) ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (UNAUDITED)
The Company is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards, or A-GAAP, to Australian equivalents of International Financial Reporting Standards, or A IFRS, which will be applicable for the financial year ended June 30, 2006. In 2004, the Company allocated internal resources and engaged external consultants to conduct impact assessments to identify key areas that would be impacted by the transition to A IFRS. Priority has been given to the preparation of an opening balance sheet in accordance with A IFRS as at July 1, 2004, the transition date to A IFRS. This will form the basis of accounting for A IFRS in the future, and is required when the first fully A IFRS compliant financial report for the year ended June 30, 2006 are prepared.

Set out below are the key areas where accounting policies are expected to change on adoption of A IFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and June 30, 2005 and on net profit for the year ended June 30, 2005, had the financial statements been prepared using A IFRS, based on the directors' accounting policy decisions current at the date of this financial report. The actual effects of transition to A IFRS may differ from the estimates disclosed due to (a) ongoing work to be undertaken by the Company; (b) potential amendments to A IFRSs and Interpretations thereof being issued by the standard-setters and the International Financial Reporting Interpretations Committee ("IFRIC"); and (c) emerging accepted practice in the interpretation and application of A IFRS and Interpretations of the Urgent Issues Group ("UIG") and IFRIC. Some classification differences may be required in the consolidated statements of financial position and financial performance following the implementation of A IFRS. The A IFRS standards and interpretations that will apply to the Company will be those effective as at December 31, 2005 being the date of the first half year financial statements that the Company has to publish under A IFRS.

The directors may, at any time until the completion of the Company's first A IFRS compliant financial report, elect to revisit and, where considered necessary, revise the accounting policies applied in preparing the pro forma financial statements.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(S) ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING (UNAUDITED) (CONT)

                 UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF
                              FINANCIAL PERFORMANCE
START HERE

YEAR ENDED JUNE 30, 2005                                 HISTORICAL             AASB 2:          AASB 138:          PRO FORMA
                                                           A-GAAP            SHARE-BASED        INTANGIBLE            A IFRS
                                                        CONSOLIDATED           PAYMENTS           ASSETS           CONSOLIDATED
                                                                   $                   $                 $                  $
-------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                    4,095,286                  --                 --          4,095,286
Depreciation and amortization expense                     (1,118,065)                 --            848,128           (269,937)
Research and development expenditure                      (4,621,406)                 --                 --         (4,621,406)
Patent costs                                                (446,527)                 --                 --           (446,527)
Legal costs                                                 (105,945)                 --                 --           (105,945)
Employee costs                                            (2,226,417)           (422,104)                --         (2,648,521)
NASDAQ listing costs                                        (911,578)                 --                 --           (911,578)
Other expenses from ordinary activities                   (1,326,554)                 --                 --         (1,326,554)
                                                      ------------------ ----------------- ----------------- ------------------
LOSS FROM ORDINARY ACTIVITIES BEFORE                      (6,661,206)           (422,104)           848,128         (6,235,182)
INCOME TAX EXPENSE
                                                      ------------------ ----------------- ----------------- ------------------
INCOME TAX EXPENSE RELATING TO ORDINARY                           --                  --                 --
ACTIVITIES
                                                      ------------------ ----------------- ----------------- ------------------

NET LOSS                                                  (6,661,206)           (422,104)           848,128         (6,235,182)
                                                      ================== ================= ================= ==================


               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(S) ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (UNAUDITED) (CONT)

       UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


JUNE 30, 2005                                             HISTORICAL          AASB 2:          AASB 138:          PRO FORMA
                                                            A-GAAP          SHARE-BASED        INTANGIBLE           A IFRS
                                                         CONSOLIDATED         PAYMENTS           ASSETS         CONSOLIDATED
                                                                    $                 $                 $                  $
-------------------------------------------           ------------------ ----------------- ----------------- ------------------
CURRENT ASSETS
Cash assets                                                 8,511,952                 --                 --          8,511,952
Receivables                                                   381,527                 --                 --            381,527
Prepayments                                                   163,373                 --                 --            163,373
                                                       ------------------ ----------------- ----------------- ------------------
TOTAL CURRENT ASSETS                                        9,056,852                 --                 --          9,056,852
                                                      ------------------ ----------------- ----------------- ------------------
NON-CURRENT ASSETS                                                                    --                 --
Plant and equipment, net                                      587,022                 --                 --            587,022
Goodwill, net                                              16,083,622                 --            848,128         16,931,750

                                                      ------------------ ----------------- ----------------- ------------------
TOTAL NON-CURRENT ASSETS                                   16,670,644                 --                 --         17,518,722
                                                      ------------------ ----------------- ----------------- ------------------
TOTAL ASSETS                                               25,727,496                 --                 --         26,575,624
                                                      ------------------ ----------------- ----------------- ------------------
CURRENT LIABILITIES
Trade creditors and accruals                                  754,992                 --                 --            754,992
Provision for employee entitlements                           119,351                 --                 --            119,351
Deferred revenue                                              465,833                 --                 --            465,833
                                                      ------------------ ----------------- ----------------- ------------------
TOTAL LIABILITIES                                           1,340,176                 --                 --          1,340,176
                                                      ------------------ ----------------- ----------------- ------------------
NET ASSETS                                                 24,387,320                 --                 --         25,235,448
                                                      ================== ================= ================= ==================
EQUITY
Parent entity interest
  Contributed equity                                       84,592,891            428,962                 --         85,021,853
  Reserves                                                 10,866,878                 --                 --         10,866,878
  Accumulated deficit                                    (71,072,449)           (428,962)           848,128       (70,653,283)
                                                      ------------------ ----------------- ----------------- ------------------
TOTAL EQUITY                                               24,387,320                 --                 --         25,235,448
                                                      ================== ================= ================= ==================


The following explanatory notes relate to the unaudited pro forma consolidated financial statements above and describe the differences between the accounting polices under A IFRS and the current treatment of those items under A-GAAP.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(S) ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (UNAUDITED) (CONT)

A. Share-based Payments

Under AASB 2 Share based Payments, the Company would recognise the fair value of options granted to employees and non-employees as remuneration as an expense on a pro-rata basis over the vesting period in the statement of financial performance with a corresponding adjustment to equity. Share-based payment costs are not recognised under A-GAAP. As permitted under A IFRS first time adoption, the Company will not retrospectively recognize share-based payments that have vested before July 1, 2004. As at July 1, 2004 (transition date) under A IFRS, contributed equity would increase by $6,858 and an additional employee benefits expense of the same amount will be recognized in accumulated deficit in relation to the options issued on June 21, 2004.

For the year ended June 30, 2005, under A IFRS, contributed equity would increase by a further $422,104 and an additional employee benefits expense of the same amount will be recognized in profit and loss in relation to these options and those issued during the year.

B. Intangible Assets

Under AASB 3 Business Combinations goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment. Currently, the group amortises goodwill over its useful life but not exceeding 20 years.
The Company has not elected to apply AASB 3 retrospectively and hence, prior year amortisation would not be written-back as at the date of transition. The Company has assessed impairment of goodwill in accordance with AASB 136 Impairment of Assets at July 1, 2004 (transition date) and June 30, 2005 and notes no recognition of impairment losses are required.
The impact of the above transition adjustment to A IFRS for the year ended June 30, 2005 is that the amortization expense, and accumulated deficit, will decrease by $848,128 and the value of intangible assets at June 30, 2005 will increase by the same amount to $16,931,750.

C. Financial Instruments

The directors have elected to apply the first-time adoption exemption available to ChemGenex to defer the date of transition of AASB 132: Financial Instruments:
Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement' to July 1, 2005. The company does not expect significant changes as a result of the transition to these standards in future periods.

D. Reconciliation of Accumulated Deficit as at July 1, 2004

                                                                                Consolidated
Accumulated deficit under A-GAAP                                                (64,411,243)
Share based payments- employee benefit expenses                                      (6,858)
Intangible assets - reversal of amortization of goodwill                                   --
                                                                       ----------------------
Accumulated deficit under A IFRS                                                (64,418,101)
                                                                       ======================



               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)
(S) ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING
STANDARDS (UNAUDITED) (CONT)


E. Reconciliation of Contributed Equity as at July 1, 2004
                                                                                Consolidated
Accumulated deficit under A-GAAP                                                  70,257,383
Share based payments- employee benefit expenses                                        6,858
Intangible assets - reversal of amortization of goodwill                                   --
                                                                       ----------------------
Accumulated deficit under A IFRS                                                  70,264,241
                                                                       ======================




                                                                    2005                   2004                    2003
                                                                       $                      $                       $
----------------------------------------------        ---------------------- ---------------------- -----------------------
2.  REVENUE FROM ORDINARY ACTIVITIES
REVENUES FROM OPERATING ACTIVITIES
Research revenue                                                3,527,312               2,885,349               4,997,247
Interest income                                                   266,987                  80,828                  57,947
Exchange rate benefit                                                --                    24,153                    --
Patent reimbursement                                              104,085                 605,110                    --
                                                                ---------               ---------               ---------
Total revenues from operating activities                        3,898,384               3,595,440               5,055,194
                                                                ---------               ---------               ---------
REVENUES FROM NON-OPERATING ACTIVITIES
Proceeds from disposal of listed investments                         --                      --                   149,404
Reimbursement of NASDAQ expenses                                  196,902                    --                      --
                                                                ---------               ---------               ---------
Total revenues from non-operating activities                      196,902                    --                   149,404
                                                                ---------               ---------               ---------
TOTAL REVENUES FROM ORDINARY ACTIVITIES                         4,095,286               3,595,440               5,204,598
                                                                =========               =========               =========


(a) Under an agreement dated April 9, 2002 The Bank of New York agreed to reimburse the Company up to US$ 150,000 (A$ 196,902) for direct and indirect expenses related to the implementation of a Level II ADR program on the NASDAQ SmallCap Market. The Bank of New York will act as Depository for ADRs associated with this program which commenced in June 2005.




               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


3.  EXPENSES AND LOSSES/(GAINS)
(a) EXPENSES
Depreciation of non-current assets                                 269,937               257,596               256,167
                                                                ----------            ----------            ----------
Total depreciation of non-current assets                           269,937               257,596               256,167
                                                                ----------            ----------            ----------

Amortisation of goodwill                                           848,128                30,811                  --
                                                                ----------            ----------            ----------
Total amortisation of non-current assets                           848,128                30,811                  --
                                                                ----------            ----------            ----------
TOTAL DEPRECIATION AND AMORTISATION EXPENSES                     1,118,065               288,407               256,167
                                                                ==========            ==========            ==========

Borrowing costs/interest expense                                      --                      12                  --

Increase in provision for diminution in the                           --                    --                 204,958
value of investments

Research and development costs                                   4,621,406             4,387,410             4,651,495

Exchange rate losses                                                43,712                  --                    --

(b) (Gains)/lOSSES
Net gain on disposal of investments                                   --                    --                 (60,662)



               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


                                                                     2005                   2004                   2003
                                                                        $                      $                      $
----------------------------------------------        ---------------------- ---------------------- ----------------------
4.  INCOME TAX
The prima facie tax, using tax rates applicable in the country of operation, on loss from ordinary activities differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss from ordinary activities                (1,998,362)              (951,342)             (566,146)
Tax effect of permanent differences
Research and development allowance                                (304,884)              (333,756)             (407,559)
Research and development allowance adjustment
for prior year                                                        --                     --                  43,564
Goodwill amortization                                              254,438                  9,243                  --
Under provision of tax in previous year                            (94,879)                  --                    --
Other items (net)                                                     --                      473                 1,840
                                                               -----------            -----------           -----------
                                                                (2,143,687)            (1,275,382)             (928,301)
Future income tax benefits not recognised                        2,143,687              1,275,382               928,301
                                                               -----------            -----------           -----------
Income tax expense attributable to ordinary
activities                                                            --                     --                    --
                                                               ===========            ===========           ===========

Income tax losses
Future income tax benefit arising from tax losses is not recognised at the reporting date as realization of the benefit is not regarded as virtually certain.
Revenue losses                                                 14,928,141              12,820,259              9,528,077
Capital gains tax losses                                          436,439                 436,439                436,439
                                                              -----------             -----------            -----------
Total                                                          15,364,580              13,256,698              9,964,516
                                                              ===========             ===========            ===========


This future income tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realized;

(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c) no changes in tax legislation adversely affect the Company in realizing the benefit.

TAX CONSOLIDATION
Effective July 1, 2003, for the purposes of income taxation, the Parent Entity and its 100% owned Australian controlled entity formed a tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned controlled entity on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is the Parent Entity.

The Parent Entity will formally notify the Australian Tax Office of its adoption of the tax consolidation regime when it lodges its June 30, 2004 consolidated tax return.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)

                                             2005                 2004
                                                $                    $
-----------------------------       -----------------    -----------------
5.  RECEIVABLES (CURRENT)
Other debtors                             381,527               30,440

TERMS AND CONDITIONS
Other debtors are non-interest bearing and have repayment terms between 30 and 90 days.



6.  INTERESTS IN CONTROLLED ENTITIES


NAME                                    COUNTRY OF          PERCENTAGE OF EQUITY INTEREST HELD BY THE PARENT ENTITY
                                       INCORPORATION
                                                              2005                  2004                   2003
                                                                %                      %                     %
Autogen Research Pty Ltd                 Australia            100                   100                    100
ChemGenex Pharmaceuticals Inc.              USA               100                   100                     --


7.  PLANT AND EQUIPMENT                    2005                    2004
Plant and equipment                           $                       $
Office equipment
At cost                                  78,337                  63,119
Accumulated depreciation                (36,171)                (18,258)
                                     ----------              ----------
                                         42,166                  44,861
                                     ----------              ----------
Research equipment
At cost                               1,604,036               1,604,036
Accumulated depreciation             (1,059,180)               (807,156)
                                     ----------              ----------
Total plant and equipment               587,022                 841,741
                                     ==========              ==========

Total plant and equipment
At cost                               1,682,373               1,667,155
Accumulated depreciation             (1,095,351)               (825,414)
                                     ----------              ----------
Total net book value                    587,022                 841,741
                                     ==========              ==========

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


                                                                     2005                2004                  2003
                                                        --------------------- ------------------- ---------------------
                                                                        $                   $                     $
                                                        --------------------- ------------------- ---------------------
7.  PLANT AND EQUIPMENT (CONT'D)
RECONCILIATIONS
Reconciliations of the carrying amounts of plant and equipment at the beginning and end of the current financial year.

Office equipment
Carrying amount at beginning                                         44,861               18,118                1,661
Additions at cost                                                    15,218                7,560               20,600
Additions through acquisition of                                       --                 24,755                 --
entities/operations
Depreciation expense                                                (17,913)              (5,572)              (4,143)
                                                                 ----------           ----------           ----------
Carrying amount at end of year                                       42,166               44,861               18,118
                                                                 ==========           ==========           ==========

Research equipment
Carrying amount at beginning                                        796,880            1,048,904            1,300,928
Additions                                                              --                   --                   --
Depreciation expense                                               (252,024)            (252,024)            (252,024)
                                                                 ----------           ----------           ----------
Carrying amount at end of year                                      544,856              796,880            1,048,904
                                                                 ==========           ==========           ==========


8.  GOODWILL
Goodwill on acquisition                                          16,962,561          16,962,561
Accumulated amortisation                                          (878,939)            (30,811)
                                                          ------------------     ------------------
                                                                 16,083,622          16,931,750
                                                          ==================     ==================


9.  FINANCIAL ASSETS
Shares in a listed company at cost                                1,367,310           1,367,310
Shares in an unlisted company at cost                             2,247,650           2,247,650
Less provision for diminution of value                          (3,614,960)         (3,614,960)
                                                          =================      ================
                                                                       --                   --
                                                          =================      ================


10. TRADE CREDITORS

TERMS AND CONDITIONS
Trade creditors are non-interest bearing and are normally settled on 30 day terms.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)





                                     NOTES          2005         2004          2003        2005           2004          2003
                                             ------------- -------------- ----------------------------------------- ----------------
                                                Number of    Number of      Number of       $              $             $
                                                 shares        shares        shares
                                             ------------- -------------- ----------------------------------------- ----------------
11.   CONTRIBUTED EQUITY
(A)   ISSUED AND PAID UP CAPITAL
Ordinary shares fully paid                    114,797,616    86,728,294    57,027,740    84.592,891     70,257,383    54,236,089
                                              ===========   ===========   ===========   ===========    ===========  =============

(B)    MOVEMENTS IN SHARES ON ISSUE
------------------------------------ -------  -----------  -----------   -----------    -----------    -----------   -----------
Beginning of the financial year               86,728,294     57,027,740    38,018,394     70,257,383    54,236,089    48,096,896
Issued during the year
share placements                     (i)      27,909,244           --      19,009,346     14,439,437          --       6,653,271
shares issued on exercise of options (ii)         25,000           --            --           12,500          --             --
less cost of shares issued                          --             --             --        (189,353)         --        (514,078)
purchase of ChemGenex Therapeutics, Inc.            --       28,000,000          --             --      15,120,000           --
fees paid in lieu of cash            (iii)       135,078      1,700,554          --           72,924       901,294           --
                                             -----------    -----------   -----------    -----------   -----------    -----------
End of the financial year                    114,797,616     86,728,294    57,027,740     84,592,891     70,257,383   54,236,089
                                             ===========    ===========   ===========    ===========   ===========    ===========


(i) On July 14, 2004, 13,009,244 ordinary shares were issued at 48 cents each raising $6,244,437 for working capital and further develop anti-cancer compounds in clinical trials. This issue was ratified by the Annual General Meeting of shareholders held on November 23, 2004.

On January 24, 2005, 14,900,000 ordinary shares were issued at 55 cents each raising $8,195,000 to expedite the continued clinical trials. This issue was ratified by the Annual General Meeting of shareholders held on November 16, 2005.



(ii) On February 14, 2005, 25,000 ordinary shares were issued at 50 cents raising $12,500 upon the exercise of 25,000 options previously issued under the Employee Share Option Plan (ESOP).

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


11.   CONTRIBUTED EQUITY (CONT)

(iii) On November 23, 2004 , 84,535 ordinary shares were issued to Topete Pty. Ltd. as consideration for services provided in regard to the capital raising on July 14, 2005. The shares were issued to Topete Pty. Ltd. at 48 cents each, the same price as the issue to which these expenses relate.

On February 21, 2005, 50,543 ordinary shares with a market value of $32,347 were issued to the University of Texas MD Anderson Cancer Center in accordance with a Patent and Technology License Agreement to support the clinical trials for Ceflatonin.

(C)     SHARE OPTIONS
Listed options

At June 30, 2005 there were 22,158,526 (2004 and 2003: 22,158,526) unissued ordinary shares for which options were outstanding exercisable at $1.25 per share expiring March 12, 2010.

Non-listed options

(i) Employee Share Plan Options (ESOP)

All directors, employees and certain consultants are eligible to receive options under the ESOP. Details of options issued over ordinary shares to employees are set out in Note 15.

(ii) Options approved at General Meetings of Shareholders

Separate issues of other unlisted options have been approved by resolutions passed by shareholders on November 21, 2003 (600,000 options) and June 21, 2004 (3,000,000 options).

At June 30, 2005 there were a total of 5,375,000 (2004: 5,040,000; 2003:
1,165,000) unissued ordinary shares in respect of which non-listed options were outstanding.



(D) TERMS AND CONDITIONS OF CONTRIBUTED EQUITY


Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote per share, either in person or by proxy, at a meeting of the Company.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)



                                                         2005                  2004                    2003
                                                            $                     $                       $
--------------------------------------         ------------------    ------------------     ------------------
12. RESERVES AND ACCUMULATED DEFICIT

(a) OPTION PREMIUM RESERVE

(i) Nature and purpose of reserve Amounts contributed for the future right to acquire shares at a pre-determined price.

(ii) Movements in reserve
Balance at the beginning of year                     10,866,878             10,866,878             10,866,878
Listed options exercised                                   --                     --                     --
                                                    -----------            -----------            -----------
Balance at end of year                               10,866,878             10,866,878             10,866,878
                                                    ===========            ===========            ===========


(b) ACCUMULATED DEFICIT
Accumulated deficit at beginning of year            (64,411,243)           (61,240,103)           (59,352,949)
Net loss for the year                                (6,661,206)            (3,171,140)            (1,887,154)
                                                    -----------            -----------            -----------
Accumulated deficit at end of year                  (71,072,449)           (64,411,243)           (61,240,103)
                                                    ===========            ===========            ===========


               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)



                                                          2005                  2004                    2003
                                                           $                     $                        $
--------------------------------------           ---------------      ----------------     -----------------
13. STATEMENT OF CASH FLOWS (A) RECONCILIATION OF THE NET LOSS TO THE NET
    CASH FLOWS FROM OPERATIONS
Net loss                                              (6,661,206)          (3,171,140)             (1,887,154)

Non-Cash Items
Amortisation of goodwill                                 848,128               30,811                    --
Depreciation of non-current assets                       269,937              257,596                 256,167
Decrement in value of financial assets                      --                   --                   204,958
Share-based payments for services received
                                                          72,924                 --                      --
Net profit on disposal of financial assets                  --                   --                   (60,662)
CHANGES IN ASSETS AND LIABILITIES, NET OF
EFFECTS OF ACQUISITIONS OF BUSINESSES
(Increase)/decrease in receivables                      (351,087)             142,427                 210,437
(Decrease)/increase in payables                       (1,119,067)             648,845              (4,267,666)
Increase in deferred revenue                             337,923               59,852                  68,058
Increase in prepayments                                  (74,751)             (26,148)                (35,269)
                                                       ----------          -----------             -----------
Net cash used in operating activities                 (6,677,199)          (2,057,757)             (5,511,131)
                                                      ===========          ===========             ===========
(B) RECONCILIATION OF CASH Cash balance
comprises:
--         cash assets                                 8,511,952              941,785               3,059,167
                                                      ----------           ----------              ----------
Closing cash balance                                   8,511,952              941,785               3,059,167
                                                      ==========           ==========              ==========

(C) FINANCING FACILITIES AVAILABLE At reporting date, the following financing facilities had been negotiated and were available:
Total facilities
-   unsecured funding facility                             --               5,000,000                     --
Facilities used at reporting date
-   unsecured funding facility                             --                      --                     --
Facilities unused at reporting date
-   unsecured funding facility                             --               5,000,000                     --



Following the July 2004 capital raising the facility was not required. No funds were drawn down under the facility. The facility is no longer available to the Company.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)

13. STATEMENT OF CASH FLOWS (CONT)

(D) ACQUISITION OF CONTROLLED ENTITY

On June 21, 2004, the Company acquired 100% of the issued and voting share capital of ChemGenex Therapeutics, Inc., an unlisted US company specializing in the development of anti-cancer compounds including Quinamed(R) and Ceflatonin(R). The components of the acquisition cost were:

                                                                  $
-------------------------------------------------         ----------------
Consideration:
-   shares issued - vendor                                  15,120,000
-   shares issued - incidental costs                           901,294
-   cash - incidental costs                                  1,066,643
                                                          ----------------
                                                            17,087,937
                                                          ================
Net assets of ChemGenex Therapeutics, Inc.:
-   cash                                                       113,284
-   trade debtors                                               37,000
-   prepaid expenses and other current assets                   14,398
-   plant and equipment                                         24,755
                                                          ----------------
                                                               189,437
                                                          ----------------
-   accounts payable                                            35,490
-   accrued liabilities                                         28,571
                                                          ----------------
                                                                64,061
                                                          ----------------
-   fair value of net tangible assets                          125,376
-   goodwill arising on acquisition                         16,962,561
                                                          ----------------
                                                            17,087,937
                                                          ================
Net cash effect:
Cash consideration paid as at June 30, 2004                   (165,349)
Cash included in net assets acquired                           113,284
                                                          ----------------
Net cash outflow for purchase of controlled entity             (52,065)
as reflected in the Consolidated Statements               ================
of Cash Flows

There were no acquisitions or disposals of controlled entities or businesses in the 2005 or 2003 financial years.

14.      EXPENDITURE COMMITMENTS


(A) RESEARCH EXPENDITURE COMMITMENTS
Estimated research expenditure contracted for at reporting date, but not provided for, payable:

-  not later than one year- $2,747,098 (2004:$5,496,792)
-  later than one year and not later than five years- $Nil(2004:$44,571)

A controlled entity, Autogen Research Pty Ltd, has agreed to provide certain monies for research and development projects covering areas of diabetes, obesity autoimmune disorders and depression and anxiety

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)

14.  EXPENDITURE COMMITMENTS (CONT)

with the object of long term commercialisation. Research agreements have been undertaken with Deakin University, Southwest Foundation for Biomedical Research and the International Diabetes Institute.

Autogen Research Pty Ltd has the option to continue funding these research agreements subject to annual reviews which are dependent upon research milestones being met. Autogen Research Pty Ltd has the right to benefit from the commercialisation of any resulting products. Under alliance agreements with Merck Sante, Merck Sante provides funding towards the commitments made by Autogen Research Pty Ltd to the relevant research institutions. Under current contracts Merck Sante will provide approximately $1.3 million during fiscal 2006 (Fiscal 2005: $2.5 million).



(B)  OPERATING LEASE COMMITMENTS
The Company has operating lease commitments relating to the premises used at Menlo Park. These leases expire on December 31, 2005. Estimated operating lease commitments as at June 30, 2005:

-   not later than one year- $27,566 (2004:$42,857)

-   later than one year and not later than five years- $Nil (2004:$Nil)



15.  EMPLOYEE BENEFITS


                                            2005        2004       2003
                                               $           $          $
EMPLOYEE ENTITLEMENTS
The aggregate employee benefit
liability is comprised of-
Accrued wages, salaries and on-costs          --          --         --
Provisions (current)                       119,351        --         --
Provisions (non-current)                      --          --         --
                                         ---------    --------    -------
                                           119,351        --         --
                                         =========    ========    =======

EMPLOYEE SHARE OPTION PLAN (ESOP)
An ESOP has been established where the Company may, at the discretion of the Board, grant options over the ordinary shares of the Company to directors, executives, advisors and support staff of the Company. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of the Company. The options cannot be transferred and will not be quoted on the Australian Stock Exchange ("ASX"). There are currently one director, one executive and 18 scientific advisors and support staff who hold options issued under the ESOP.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)

15. EMPLOYEE BENEFITS (CONT)


Information with respect to the number of options granted under the ESOP is as follows:


                                               2005                             2004                            2003
                                  -------------------------------- ------------------------------- --------------------------------
                                                     Weighted                        Weighted                         Weighted
                                    Number of        average         Number of        average        Number of        average
                                     options      exercise price      options     exercise price      options      exercise price
                                                        $                                $                               $
                                   -------------- ----------------- -------------- ---------------- -------------- -----------------
Balance at beginning of year        1,440,000             0.74       1,165,000            0.81         855,000             1.05
-   granted                           360,000             0.56         325,000            0.50         500,000             0.50
-   forfeited                              --               --         (50,000)           0.90        (190,000)            1.06
-   exercised                        (25,000)             0.50               --             --              --               --
                                  -------------- ----------------- -------------- ---------------- -------------- -----------------
Balance at end of year              1,775,000             0.71       1,440,000            0.74       1,165,000             0.81
                                  ============== ================= ============== ================ ============== =================
Exercisable at end of year          1,160,000             0.52         825,000            0.50         500,000             0.50
                                  ============== ================= ============== ================ ============== =================

(A) OPTIONS HELD AT THE BEGINNING OF THE REPORTING PERIOD:
The following table summarizes information about options held by directors, executives, advisors and support staff as at July 1, 2002:


   NUMBER OF OPTIONS           GRANT DATE             VESTING DATE             EXPIRY DATE           WEIGHTED AVERAGE
                                                                                                      EXERCISE PRICE
        520,000               March 24, 2000         March 25, 2003           March 24, 2010               1.16
        335,000               March 8, 2001           March 9, 2004           March 24, 2010               0.90

(B) OPTIONS GRANTED DURING THE PAST THREE FINANCIAL YEARS:
The following table summarizes information about options granted by the Company
(under the ESOP or at General Meetings of Shareholders) to directors, executives, advisors and support staff since July 1, 2002:


   NUMBER OF OPTIONS           GRANT DATE             VESTING DATE             EXPIRY DATE           WEIGHTED AVERAGE
                                                                                                      EXERCISE PRICE
                                                                                                            $
        300,000             November 28, 2002       November 28, 2002         March 24, 2010               0.50
        200,000             December 5, 2002        December 5, 2002          March 24, 2010               0.50
        325,000             November 21, 2003       November 21, 2003         March 24, 2010               0.50
        300,000             November 21, 2003       November 21, 2003       December 31, 2006              0.30
       1,000,000              June 21, 2004           June 21, 2004           March 24, 2010               0.50
       1,000,000              June 21, 2004           June 21, 2006           March 24, 2010               0.50
        500,000               June 21, 2004           June 21, 2007           March 24, 2010               0.50
        500,000               June 21, 2004           June 21, 2008           March 24, 2010               0.50
        360,000             December 21, 2004       December 21, 2004         March 24, 2010               0.56


               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)



15.      EMPLOYEE BENEFITS (CONT)

(C) OPTIONS EXERCISED
25,000 options granted to an advisor under ESOP were exercised in the year ended
June 30, 2005. No other options granted by the Company (under the ESOP or at General Meetings of Shareholders) to directors, executives, advisors and support staff, have been exercised during the years ended June 30, 2005, 2004, or 2003.

(D) OPTIONS HELD AS AT THE END OF THE REPORTING PERIOD:
The following table summarizes information about all options held by directors, executives, advisors and support staff as at June 30, 2005:



                                                                                                WEIGHTED AVERAGE
   NUMBER OF OPTIONS          GRANT DATE            VESTING DATE             EXPIRY DATE        EXERCISE PRICE $

        400,000             March 24, 2000         March 25, 2003          March 24, 2010             1.16
        215,000             March 8, 2001           March 9, 2004          March 24, 2010             0.90
        300,000           November 28, 2002       November 28, 2002        March 24, 2010             0.50
        190,000            December 5, 2002       December 5, 2002         March 24, 2010             0.50
        310,000           November 21, 2003       November 21, 2003        March 24, 2010             0.50
        300,000           November 21, 2003       November 21, 2003       December 31, 2006           0.30
       1,000,000            June 21, 2004           June 21, 2004          March 24, 2010             0.50
       1,000,000            June 21, 2004           June 21, 2006          March 24, 2010             0.50
        500,000             June 21, 2004           June 21, 2007          March 24, 2010             0.50
        500,000             June 21, 2004           June 21, 2008          March 24, 2010             0.50
        360,000           December 21, 2004       December 21, 2004        March 24, 2010             0.56


(E) SUPERANNUATION COMMITMENTS
The Company has nil superannuation commitments. All superannuation contributions are paid and expensed by the Company as and when they fall due.



16.      SUBSEQUENT EVENTS


On July 28, 2005 P.J. Bradfield and P.O. Burns were appointed directors of the Company and became members of the Board's Audit Committee. The appointments ensure the Company complies with Section 10A of the Securities Exchange Act of 1934 requiring the Audit Committee to consist of three members who meet the independence requirements of that section.

17.      ECONOMIC DEPENDENCY


As at June 30, 2004 Charter Pacific Corporation Limited has agreed to provide unsecured funding to the Company to the extent of $5 million for working capital and to further develop the Company's two anti-cancer compounds in Phase II clinical trials in the United States pending successful future capital raisings to extinguish the facility and provide working capital.

Following the July 2004 capital raising referred to in Note 11 (b), the facility was not required. No funds were drawn down under the facility. The facility is no longer available to the Company.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


  18.    LOSS PER SHARE
                                                                                    2005             2004               2003
                                                                                       $                $                  $
-----------------------------------------------------------------------       -----------    -------------     --------------

The following reflects the loss and share data used in the calculations of basic and diluted loss per share:
Net loss                                                                       (6,661,206)      (3,171,140)       (1,887,154)
ADJUSTMENTS:                                                                           --               --                --
                                                                            ----------------- ---------------- -----------------
Loss used in calculating basic and diluted loss per share                      (6,661,206)      (3,171,140)       (1,887,154)
                                                                            ================= ================ =================

                                                                               NUMBER OF           NUMBER OF        NUMBER OF
                                                                              SHARES 2005         SHARES 2004      SHARES 2003
                                                                            ----------------- ---------------- -----------------
Weighted  average number of ordinary  shares used in calculating  basic         105,707,630       57,678,611        47,598,708
and diluted loss per share:
                                                                            ================= ================ =================

19.     AUDITORS' REMUNERATION

                                                                                        2005             2004             2003
Amounts  received or due and receivable by the auditors of the consolidated                $                $                $
group and Parent Entity



Young Australia for:
Amounts  received or due and receivable by Deloitte Touche Tohmatsu for SEC filings
     Audit fees                                                                     497,804                --                --
     Tax fees                                                                            --                --                --
     All other fees                                                                      --                --                --
                                                                              ---------------     ------------    -------------
                                                                                    497,804                --                --

Amounts received or due and receivable by Ernst & Young as Statutory
Auditor in Australia
     Audit fees                                                                      93,250             41,000           35,000
     Tax fees                                                                        12,000                 --               --
     All other fees                                                                  17,709             48,537               --
                                                                              ----------------     ------------   ---------------
                                                                                    122,959             89,537           35,000

                                                                              ----------------     ------------   ---------------
Total amounts received or due and receivable                                        620,763             89,537           35,000
                                                                              ================     ============   ===============



               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)



20. RELATED PARTY DISCLOSURES

(A) DETAILS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES
(i) Specified directors
J.B.L. Heading            Chairman (non-executive) appointed June 28, 2002
Dr. G.R. Collier          Managing Director and Chief Executive Officer
                            appointed June 28, 2002
K.J. Dart                 Director (non-executive) appointed June 28, 2002
R.V. Byrne                Director (non-executive) appointed March 28, 2003
E.J. Schnee               Director (non-executive) appointed January 27, 2004
J.-N. Treilles            Director (non-executive) resigned November 21, 2003
Dr. D. M. Brown           Director (executive) appointed September 29, 2004

(ii) Specified executives
Dr J. Campbell            Vice President of Operations
H. Pedersen               Vice President of Business Development
E. Merrigan               Chief Financial Officer
T. Herbert                Senior Director of Finance and Administration
S. Michaels               Director of Discovery Research


(B) REMUNERATION OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES Remuneration Policy

The Board of Directors of the Company is responsible for determining and reviewing compensation arrangements for the directors, the Chief Executive Officer and the executive team. The Board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

To assist in achieving these objectives, the Board links the nature and amount of executive directors' and officers' emoluments to the Company's financial and operational performance. All executive directors and executives have the opportunity to qualify for participation in the ESOP which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.

It is the Board's policy that employment agreements shall be entered into with the Chief Executive Officer and other specified executives.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)




20.      RELATED PARTY DISCLOSURES (CONT)


YEAR ENDED JUNE 30, 2005


                                                                                        NON-
                                    PRIMARY          POST EMPLOYMENT       EQUITY     MONETARY
NAME                          SALARY/FEES BONUS       SUPERANNUATION      OPTIONS     BENEFITS           TOTAL
----                          ----------- -----       --------------      -------     --------           -----
SPECIFIED DIRECTORS                   $      $                     $           $            $                 $
J.B.L. Heading                   65,000      -                     -           -            -            65,000
Dr. G. R. Collier               414,882      -                38,702     278,104        3,834           735,522
K.J. Dart                        50,000      -                 4,500           -            -            54,500
R.V. Byrne                       50,000      -                 4,500           -            -            54,500
E.J. Schnee                      50,000      -                     -           -            -            50,000
Dr. D.M. Brown                  265,516      -                     -           -       18,666           284,182

TOTAL REMUNERATION:             895,398      -                47,702     278,104       22,500         1,243,704

SPECIFIED EXECUTIVES
H. Pedersen                     255,985      -                     -           -       11,120           267,105
Dr J. Campbell                  159,223      -                14,330      40,000            -           213,553
T. Herbert                      199,137      -                     -           -       10,295           209,432
S. Michaels                     119,482      -                     -           -        9,140           128,622
E. Merrigan                      94,154      -                 8,425      10,000            -           112,579

TOTAL REMUNERATION:             827,981      -                22,755      50,000       30,555           931,291


(C) REMUNERATION OPTIONS: GRANTED AND VESTED

Options were granted as equity compensation benefits to certain specified directors and specified executives as disclosed below. Where a market "hurdle" price was set for the exercise of the option this is noted in the table below. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at exercise prices set out in the table below. The options may only be exercised after the vesting date and before the expiry date as set out in the table below.

                                                                              VALUE PER     EXERCISE      FIRST           LAST
                        VESTED      GRANTED      MARKET       GRANT DATE      OPTION AT       PRICE      EXERCISE       EXERCISE
                        NUMBER      NUMBER      "HURDLE"                      GRANT DATE    PER SHARE      DATE           DATE
                                                 PRICE
SPECIFIED DIRECTORS                               ($)                            ($)           ($)
Dr. G.R. Collier          100,000     100,000     2.10          Mar 24, 2000     1.23         1.16      Mar 25, 2003    Mar 24, 2010
                          100,000     100,000     1.54           Mar 8, 2001     1.08         0.90       Mar 9, 2004    Mar 24, 2010
                          300,000     300,000     n/a           Nov 28, 2002     0.36         0.50      Nov 28, 2002    Mar 24, 2010
                          300,000     300,000     n/a           Nov 21, 2003     0.34         0.30      Nov 21, 2003    Dec 31, 2006
                        1,000,000   1,000,000     n/a           Jun 21, 2004     0.35         0.50      Jun 21, 2004    Mar 24, 2010
                                    1,000,000     0.70          Jun 21, 2004     0.35         0.50      Jun 21, 2006    Mar 24, 2010
                                      500,000     1.00          Jun 21, 2004     0.35         0.50      Jun 21, 2007    Mar 24, 2010
                                      500,000     1.25          Jun 21, 2004     0.35         0.50      Jun 21, 2008    Mar 24, 2010




               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)


20.      RELATED PARTY DISCLOSURES (CONT)

SPECIFIED EXECUTIVES
Dr. J.A. Campbell          50,000      50,000     n/a            Dec 5, 2002     0.37         0.50       Dec 5, 2002    Mar 24, 2010
                           35,000      35,000     n/a           Nov 21, 2003     0.35         0.50      Nov 21, 2003    Mar 24, 2010
                          100,000     100,000     n/a          Dec  21, 2004     0.40         0.56     Dec  21, 2004    Mar 24, 2010

E. Merrigan                25,000      25,000     n/a          Dec  21, 2004     0.40         0.56     Dec  21, 2004    Mar 24, 2010
                      ------------------------
TOTAL                   2,010,000   4,010,000
                      ========================

(D) SHARES ISSUED ON EXERCISE OF REMUNERATION OPTIONS


                                             SHARES ISSUED                       PAID                          UNPAID
                                                 NUMBER                      $ PER SHARE                    $ PER SHARE
SPECIFIED DIRECTORS
Nil shares were issued                             --                              --                              --

SPECIFIED EXECUTIVES
Nil shares were issued                             --                              --                              --


(E) OPTION HOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

                                                                         BALANCE AT             VESTED AT JUNE 30, 2005
                     BALANCE AT                                            END OF
                      BEGINNING   GRANTED AS    OPTIONS    NET CHANGE      PERIOD
                      OF PERIOD   RENUMER-     EXERCISED    OTHER(1)      JUNE 30,                      NOT
                     JULY 1, 2002  ATION                                    2005          TOTAL      EXERCISABLE   EXERCISABLE
SPECIFIED DIRECTORS
J.B.L. Heading           -             -           -            -            -               -             -             -
Dr. G.R. Collier        200,000     3,600,000      -            -         3,800,000         1,800,000      200,000      1,600,000
K.J. Dart                -             -           -        7,399,324     7,399,324         7,399,324      -            7,399,324
R.V. Byrne               -             -           -           -             -               -             -             -
E.J. Schnee              -             -           -        4,439,308     4,439,308         4,439,308      -            4,439,308
J.-N. Treilles  (2)   4,439,308        -           -       (4,439,308)       -               -             -             -
Dr. D.M. Brown           -             -           -           -             -               -             -             -


SPECIFIED
EXECUTIVES
H. Pedersen              -             -           -           -             -               -             -             -
Dr J. Campbell           -            185,000      -           -            185,000           185,000      -              185,000
T. Herbert               -             -           -           -             -               -             -             -
S. Michaels              -             -           -           -             -               -             -             -
E. Merrigan              -             25,000      -           -             25,000            25,000      -               25,000
                    --------------------------------------------------------------------------------------------------------------
TOTAL                 4,639,308     3,810,000      -        7,399,324    15,848,632        13,848,632      200,000     13,648,632
                    ==============================================================================================================
(i)  Includes forfeits and offers to employees under the ESOP to June 30, 2005.
(2) Resigned November 21, 2003


               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)



20.      RELATED PARTY DISCLOSURES (CONT)



(F) SHAREHOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES


SHARES HELD IN             BALANCE            GRANTED AS           ON EXERCISE              NET CHANGE               BALANCE
CHEMGENEX               JULY 1, 2002         REMUNERATION          OF OPTIONS                  OTHER              JUNE 30, 2005
PHARMACEUTICALS
LTD (NUMBER)
                         ORDINARY            ORDINARY             ORDINARY                 ORDINARY                ORDINARY
SPECIFIED DIRECTORS
J.B.L. Heading                     -             -                   -                           100,000              100,000
Dr. G.R. Collier                   -             -                   -                                 -                    -
K.J. Dart                  7,603,677             -                   -                        15,555,570           23,159,247
R.V. Byrne                         -             -                   -                                 -                    -
E.J. Schnee                        -             -                   -                         9,833,750            9,833,750
J.-N. Treilles (i)         5,668,750             -                   -                       (5,668,750)                    -
Dr. D.M. Brown                     -             -                   -                        14,398,297           14,398,297

SPECIFIED
EXECUTIVES

H. Pedersen                        -             -                   -                         1,203,377            1,203,377
Dr J. Campbell                     -             -                   -                             5,000                5,000
T. Herbert                         -             -                   -                           760,027              760,027
S. Michaels                        -             -                   -                           760,027              760,027
E. Merrigan                        -             -                   -                            25,000               25,000
                    ------------------------------------------------------------------------------------------------------------
TOTAL                     13,272,427             -                   -                        36,972,298           50,244,725

                    ============================================================================================================

(i) Resigned November 21, 2003


               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)

20.      RELATED PARTY DISCLOSURES (CONT)

(G) LOANS TO SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES
Options granted under the ESOP in 2001 and 2000 contained an issue price which the Company, in accordance with the terms of the ESOP, funded via an interest free "off balance sheet" loan to the option holder. The loan is repayable upon either the sale of shares obtained through exercise of the options, or termination of the option holder's relationship with the Company.

Dr Greg Collier (who was not a director at the time of the grants) received 100,000 options under the ESOP in FY 2001 and FY 2000 and, as a result, was loaned $96,820 to fund the issue price of these options. Subsequent to the date of these option grants the terms and conditions of the loans have not been changed, no repayments have been made and the balance of $96,820 is outstanding as at June 30, 2005. Interest not charged for fiscal 2005 of $3,834 has been included in Note 20(b) as a non-monetary benefit.

Neither the loans or equity items relating to these options are included in the Company's financial statements as share price hurdle rates associated with these options have not been achieved.

There are no other loans to specified directors and specified executives and there have been no loans made to or repaid by specified directors and specified executives during the period of this report.


(H) OTHER TRANSACTIONS AND BALANCES WITH SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

PURCHASES
During the year, there have been no purchases by the Company from specified directors and specified executives.

SALES
During the year, there have been no sales by the Company to specified directors and specified executives.

INVESTMENTS
Subsequent to shareholder approval granted in general meeting on June 21, 2004, the Company acquired all of the issued and voting capital in ChemGenex Therapeutics, Inc. in the U.S. in consideration for the issue of 28,000,000 ordinary shares in the Parent Entity. As part of that transaction executive director Dr. D.M. Brown, and specified executives Mr. H.D. Pedersen, Ms T. Herbert and Ms S. Michaels received 14,398,297, 1,203,377, 760,027 and 760,027 ordinary shares, respectively, in the Company.

CONTRACTS
Mr. E. J. Schnee is a director of Merck Sante which holds 9,793,750 shares and 4,439,308 options in the Company. Merck Sante is party to research and development and commercialisation agreements with the Parent Entity's 100% owned controlled entity Autogen Research Pty Ltd. Under these agreements Merck Sante provides research and development revenue and patent reimbursements to Autogen Research Pty Ltd.

SERVICES
Legal services were provided by McCullough Robertson lawyers, a legal firm of which Mr. J.B.L. Heading is a partner. Mr. J.B.L. Heading is a director of two companies that are the joint holders of 5% of the shares of GMCG that has provided advisory and consulting services to the Company during the years ended June 30, 2005, 2004 and 2003. Mr. Heading has no beneficial interest in these shareholders.

Mr. K.J. Dart is a director and shareholder of Charter Pacific Corporation Limited, which holds 23,010,087 shares and 7,399,324 options expiring March 12, 2010 in the Company. Charter Pacific Corporation Limited is a 38.5% shareholder of GMCG that has provided advisory and consulting services to the Company during the years ended June 30, 2005, 2004 and 2003.

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)



20.      RELATED PARTY DISCLOSURES (CONT)

AMOUNTS RECOGNISED AT THE REPORTING DATE IN RELATION TO OTHER TRANSACTIONS

                              2005         2004                                         2005           2004          2003
ASSETS                           $            $     REVENUE                                $              $             $
Trade receivables           97,149            -     Research funding               2,533,113      2,877,401     4,297,176
                                                    Patent reimbursements            104,085        605,110             -
TOTAL ASSETS                97,149            -     TOTAL REVENUE                  2,637,198      3,482,511     4,297,176
LIABILITIES                                         EXPENSES
Trade creditors             29,531      908,638     Legal services provided           52,934        116,754        88,798
Deferred revenue           217,637      127,910     Advisory and consulting           65,214      1,882,294       260,631
                                                    services provided
TOTAL LIABILITIES          247,168    1,035,548     TOTAL EXPENSES                   118,148      1,999,048       349,429


(i)OTHER RELATED PARTY TRANSACTIONS The Company issued 300,000 options to GMCG on November 21, 2003 at an exercise price of 50 cents per option. The options vested immediately with an expiry date of November 21, 2008.

21.      SEGMENT INFORMATION

Segment products and locations The Company performs biotechnology research.
Up to June 2004, the Company's operations were entirely in Australia. Following the acquisition of ChemGenex Therapeutics Inc. in June 2004 the operations have been conducted in Australia and the United States of America.

Based on operating losses for the year ended June 30, 2005, the United States of America represented 30% of the consolidated operations for that period.


                                     SEGMENT REVENUES                  SEGMENT LOSSES                  SEGMENT ASSETS
                                    YEAR ENDED JUNE 30,             YEAR ENDED JUNE 30,                   JUNE 30,
                                   2005            2004             2005            2004            2005             2004

                                    $                $               $               $                $               $
Australia                          4,095,217        3,595,440     (4,767,722)     (3,071,168)       25,486,176      18,671,824
United States of America                  69                -     (1,893,484)        (99,972)          241,320         162,514

TOTAL                              4,095,286        3,595,440     (6,661,206)     (3,171,140)       25,727,496      18,834,338


               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)



21.      SEGMENT INFORMATION (CONT)
Segment accounting policies
Segment accounting policies are the same as the consolidated entity's policies described in Note 1.
During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.




22.      FINANCIAL INSTRUMENTS

(A)      INTEREST RATE RISK

The Company's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the reporting date, are as follows:


  FINANCIAL INSTRUMENTS       FLOATING INTEREST RATE     FIXED INTEREST RATE       NON-INTEREST BEARING


                              2005         2004           2005      2004           2005         2004
                                $            $              $        $              $             $
(i) FINANCIAL ASSETS
Cash                         8,511,952      941,785            -         -                -            -
Receivables                          -            -            -         -          381,527       30,440
Prepayments                          -            -            -         -          163,373       88,622

Total financial assets       8,511,952      941,785            -         -          544,900      119,062

(II) FINANCIAL
LIABILITIES
Payables                             -            -            -         -        1,340,176    1,993,410

Total financial                      -            -            -         -        1,340,176    1,993,410
liabilities


  FINANCIAL INSTRUMENTS        TOTAL CARRYING AMOUNT AS       WEIGHTED AVERAGE
                                PER THE STATEMENTS OF          EFFECTIVE RATE
                                  FINANCIAL POSITION
                                2005          2004           2005      2004
                                  $            $              %         %
(i) FINANCIAL ASSETS
Cash                           8,511,952       941,785         4.00      4.00
Receivables                      381,527        30,440          N/A       N/A
Prepayments                      163,373        88,622          N/A       N/A

Total financial assets         9,056,852     1,060,847

(II) FINANCIAL
LIABILITIES
Payables                       1,340,176     1,993,410          N/A       N/A

Total financial                1,340,176     1,993,410
liabilities







N/A not applicable for non-interest bearing financial instruments

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)




22.      FINANCIAL INSTRUMENTS (CONT)

(B)      FAIR VALUES
The following methods and assumptions are used to determine the fair values of financial assets and liabilities:


RECOGNISED FINANCIAL INSTRUMENTS

Cash and cash equivalents, current receivables, prepayments and current payables: The carrying amount approximates fair value because of their short-term to maturity.


(C)      CREDIT RISK EXPOSURES
The Company's maximum exposure to credit risk at reporting date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position.



23.      CONTINGENT LIABILITIES

No contingent liabilities have arisen during the period to the date of this report. The Company is not involved in any legal or arbitration proceedings and management is unaware of any pending or threatened proceedings against the Company.

24.      RESTATEMENT

As a public company in Australia, the Company is required to file consolidated financial statements with the ASX and the Australian Securities and Investment Commission ("ASIC") that comply with A-GAAP. In these statutory A-GAAP consolidated financial statements for the year ended June 30, 2004, direct acquisition costs associated with the Company's June 2004 acquisition of ChemGenex Therapeutics, Inc. were expensed as incurred.

For the purpose of the Company's Registration Statement on Form 20-F filed with the Securities and Exchange Commission in June 2005, the Company completed a detailed assessment of the in-process research and development and potential cash flows of ChemGenex Therapeutics, Inc. and further considered the applicable guidance in AASB 1013, Accounting for Goodwill, which led the Company to conclude that it should have capitalized the direct acquisition costs as part of the cost of acquisition, thereby increasing the goodwill on acquisition. This change in accounting treatment was reflected in the Company's statutory A-GAAP interim consolidated financial statements for the half year ended December 31, 2004 and consolidated financial statements for the year ended June 30, 2005 lodged with the ASX and the ASIC during 2005. Under A-GAAP corrections to errors are made in the current year, rather than by adjusting the comparatives.

For the purpose of this Form 20-F Annual Report, the Company has restated its Consolidated Statement of Financial Performance for the year ended June 30, 2005 to reverse the change in accounting treatment of the direct acquisition costs made in the statutory filings lodged with the ASX and the ASIC referred to above. This reversal is necessary as the direct acquisition costs were already capitalized in the consolidated financial statements as of and for the year ended June 30, 2004 included in the Company's June 2005 Registration Statement on Form 20-F. As at June 30, 2005, the Consolidated Statement of Financial Position included in this Form 20-F Annual Report and as well as the statutory A-GAAP consolidated financial statements filed with the ASX and ASIC reflect the same values for goodwill ($16,083,622) and for net assets ($24,387,320).

A summary of the significant effects of the restatement for the year ended June 30, 2005 is as follows:

               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)



24.      RESTATEMENT (CONT)


                                                                  Year Ended June 30, 2005
CONSOLIDATED STATEMENT OF
FINANCIAL PERFORMANCE (A-GAAP)
                                                    As previously reported         As restated
                                                                         $                   $
------------------------------------------------------------------------------ -----------------
Adjustment to carrying cost of goodwill                        (1,967,937)                   -
Total expenses                                                 (8,788,555)         (10,756492)
Loss from ordinary activities before income tax                (4,693,269)         (6,661,206)
Net loss                                                       (4,693,269)         (6,661,206)
Basic and diluted loss per share                                   ($0.04)             ($0.06)


               CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS
                          (EXCEPT AS OTHERWISE NOTED)



25.      RECONCILIATION TO US GAAP

The consolidated financial statements have been prepared in accordance with A-GAAP, which differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). The following is a summary of the adjustments to net loss and total equity required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-GAAP and US GAAP.

RECONCILIATION OF NET LOSS
The following is a reconciliation of net loss as reported in the Consolidated Statements of Financial Performance under A-GAAP to the net loss as adjusted for the effects of the application of US GAAP for the years ended June 30, 2005, 2004, and 2003.


Years Ended June 30,                                                       2005                2004                2003
                                                                              $                   $                   $
-------------------------------------------------------- ------ ------------------- ------------------- -------------------
Net loss in accordance with A-GAAP                                  (6,661,206)         (3,171,140)          (1,887,154)
US GAAP adjustments
Share based compensation expense, net of forfeitures      (a)
  - Directors and employees                                             (9,100)           (110,050)                   -
  - Non-employees                                                      (92,000)           (239,402)             (55,598)
Purchase accounting
   In-process research and development                    (c)                 -        (16,570,561)                   -
   Reversal of amortisation of goodwill                   (c)           848,128              30,811                   -
Marketable securities                                     (d)         (272,715)                   -                   -
Deferred tax effect of US GAAP adjustments                (e)                 -                   -                   -
                                                                ------------------- ------------------- -------------------
Net loss in accordance with US GAAP                                 (6,186,893)        (20,060,342)          (1,942,752)
                                                                =================== =================== ===================
Loss per share in accordance with US GAAP:
Basic and diluted                                                       ($0.06)             ($0.35)               (0.04)
Weighted average shares - basic and diluted                        105,707,630          57,678,611           47,598,708


RECONCILIATION OF TOTAL EQUITY
The following is a reconciliation of the total equity as reported in the Consolidated Statements of Financial Position under A-GAAP to total equity as adjusted for the effects of the application of US GAAP as of June 30, 2005 and 2004.

June 30,                                                                               2005                          2004
                                                                                          $                             $
-------------------------------------------------------       ------------------------------ -----------------------------
Total equity in accordance with A-GAAP                                           24,387,320                    16,713,018
US GAAP adjustments
 Purchase accounting
    Fair value of shares issued as consideration        (b)                       (392,000)                     (392,000)
    In-process research and development                 (c)                    (16,570,561)                  (16,570,561)
    Reversal of amortisation of goodwill                (c)                         878,939                        30,811
Marketable securities                                   (d)                          77,098                       349,813
Deferred tax effect of US GAAP adjustments              (e)                               -                             -
                                                              ------------------------------ -----------------------------
Total equity in accordance with US GAAP                                           8,378,329                       131,081
                                                              ============================== =============================
ROLLFORWARD ANALYSIS OF TOTAL EQUITY UNDER US GAAP

Years Ended June 30,                                                                   2005                          2004
                                                                                          $                             $
-------------------------------------------------------- ------ ---------------------------- -----------------------------
Balance in accordance with US GAAP, beginning of year                               131,081                     4,048,216
Issue of shares, net of issue costs                       (b)                    14,335,508                    15,629,294
Issue of options, net of  forfeitures                     (a)                       101,100                       349,452
Unrealised gain on securities, net of tax                 (d)                             -                       164,461
Net loss in accordance with US GAAP                                              (6,186,893)                  (20,060,342)
                                                                ---------------------------- -----------------------------
                                                                ---------------------------- -----------------------------
Balance  in accordance with US GAAP, end of year                                  8,378,329                       131,081
                                                                ============================ =============================

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS UNDER US GAAP


Years Ended June 30,                                                       2005                   2004                    2003
                                                                              $                      $                       $
--------------------------------------------------------- ---------------------- ---------------------- -----------------------
Net loss in accordance with US GAAP                                  (6,186,893)           (20,060,342)             (1,942,752)
Other comprehensive income:
   Unrealised gain  on securities, net of tax                                 -                164,461                  18,245
                                                          ---------------------- ---------------------- -----------------------
Comprehensive loss in accordance with US GAAP                        (6,186,893)           (19,895,881)             (1,924,507)
                                                          ====================== ====================== =======================

(A)      SHARE-BASED COMPENSATION
As disclosed in Notes 11(c) and 15 to the consolidated financial statements, the Company issued share options to directors, employees and non-employees as an incentive for future performance or in consideration for services rendered. Under A-GAAP, the Company did not recognise any compensation expense in connection with the issuance of the options.

Options issued to directors and employees
Under US GAAP, the Company has elected to account for the issuance of share options to directors and employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (collectively, "APB 25"). Under APB 25, compensation expense is recognised to the extent that the quoted market price of the stock, as at the measurement date, exceeds the amount that the director / employee must pay.

The resultant compensation cost, net of forfeitures, is charged to earnings ratably over the vesting period. For options that vest upon the achievement of a target stock price, compensation expense is recognised when the target is achieved.

Options issued to non-employees
Under US GAAP, the Company accounts for share-based compensation to non-employees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options as of the measurement date, using the Black-Scholes model with the following weighted average assumptions:


     o Risk-free interest rate of 5.17% for 2005 and 5.77% for 2004 and 5.36% for 2003;

     o    No dividends;

     o    Expected volatility of 65% for 2005 and 2004 and 85% for 2003; and

     o Expected life of 5 years for 2005, 6 years for 2004 and 7 years for 2003.

The resultant compensation cost, net of forfeitures, is charged to earnings ratably over the vesting period.


(B)      FAIR VALUE OF SHARES ISSUED AS CONSIDERATION
As disclosed in Note 11 to the consolidated financial statements, the Company issued 28,000,000 ordinary shares as consideration for acquiring 100% of ChemGenex Therapeutics, Inc. In accordance with the acquisition agreement the value placed on the issue under A-GAAP was 54 cents per share, the closing market price on June 21, 2004. Under US GAAP the fair value of the shares issued to affect the acquisition is the average quoted market price for a period of two days before and after the date the terms of the agreement are agreed and announced (52.6 cents). Accordingly, for US GAAP purposes, the Company has recorded an adjustment to the purchase price as well as the value of the shares issued.



(C)      GOODWILL ON ACQUISITION
As disclosed in Notes 1(j) and 13(d) to the consolidated financial statements, the Company has calculated goodwill relating to the acquisition of ChemGenex Therapeutics, Inc. as the excess of the purchase price over the fair value of identifiable net assets acquired. In accordance with A-GAAP, the resultant goodwill is being amortised over 20 years. For US GAAP purposes, the Company considered the guidance contained in the AICPA Practice Aid "Assets Acquired in a Business Combination to be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries" and determined that the excess of the US GAAP purchase price over the fair value of identifiable net assets acquired represents the estimated value of acquired in-process research and development projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed at the date of acquisition under US GAAP. Additionally, the A-GAAP goodwill amortisation has been reversed for US GAAP purposes.


(D)      MARKETABLE SECURITIES
The Company holds an investment in a marketable security that was fully provided for under A-GAAP during the year ended June 30, 1999 because the security was deemed worthless by management. Under US GAAP, the investment is classified as available-for-sale and reported at fair value based on the average of the closing bid and asked prices as reported by the OTC Bulletin Board. Unrealized gains and losses are excluded from earnings, and reported, net of tax, in accumulated other comprehensive income until realized.

During the year ended June 30, 2005, a decline in market value judged to be other than temporary was recognised in earnings.

(E)      DEFERRED TAX EFFECT OF US GAAP ADJUSTMENTS
The deferred tax effect of US GAAP adjustments is nil because it is more likely than not that the net deferred tax asset will not be realized and, accordingly, the Company has recorded a 100% valuation allowance against the net deferred tax assets.


(F) CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE CLASSIFICATION DIFFERENCES Under A-GAAP, exchange rate gains are reported as a component of revenue from ordinary activities. Under US GAAP, exchange rate gains relating to operating activities are classified within operating income (loss) whereas exchange rate gains related to non-operating activities are classified as a component of non-operating income (loss).

Under A-GAAP, interest income is reported as a component of revenue from ordinary activities. Under US GAAP, interest income is reported as a component of non-operating income (loss).

Under A-GAAP, borrowing costs are classified in income (loss) from ordinary activities. Under US GAAP, borrowing costs are classified in non-operating income (loss).

Under A-GAAP, the proceeds on sale of investments are reported as other revenue from ordinary activities and the book value of investments sold is reported as a separate component of income (loss) from ordinary activities. Under US GAAP, only the net gain/(loss) on sale of investments is reported in non-operating income (loss).

Under A-GAAP, the Company classifies costs paid to third parties under research and development contracts as research and development expenditure. Other costs directly attributable to research and development activities, such as depreciation of plant and equipment, patent costs, legal costs, personnel costs, among others, are classified in separate line items in the Consolidated Statements of Financial Performance. Under US GAAP, all costs of research and development activities are classified as research and development in the Consolidated Statements of Financial Performance.