Form 20-F
period 2006-06-30
CHEMGENEX PHARMACEUTICALS LTD
filed 2006-12-28
CIK 1175965

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2006 Commission file number: 0-51373
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number 0-51373

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

Ordinary shares without par value (“ordinary shares”)

American Depositary Shares each representing the right to receive 15 ordinary shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of June 30, 2006:

151,362,786 ordinary shares without par value

Indicate if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes /No                  YES

If this report is an annual or transition report, indicate  if the registrant is not required to file report pursuant  to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes /No                  No

Note- Checking the above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and  (2) has been subject to such  filing requirements for the past 90 days.

Yes /No                  Yes

Indicate whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	No

Accelerated filer	No

Non-accelerated filer	Yes

Indicate by which financial statement item the registrant has elected to follow.

Item 17 X               Item 18  __

If this is an annual report indicate whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act

Yes /No                  No

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

Please send copies of notice and communications from the Securities and Exchange Commission to:

Ross Kaufman
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166

TABLE OF CONTENTS

GLOSSARY

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION
A.	Selected consolidated financial data
B.	Capitalization and indebtedness
C.	Reasons for the offer and use of proceeds
D.	Risk factors

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and development of the Company
B.	Business overview
C.	Organizational structure
D.	Property, plant and equipment

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operating results
B.	Liquidity and capital resources
C.	Research and product development programs
D.	Trend information
E.	Off-balance Sheet Arrangements
F.	Tabular Disclosure of Contractual Obligations
G.	Assets Acquired in a Business Combination to be used in Research & Development Activities

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and senior management.
B.	Compensation
C.	Board practices
D.	Employees
E.	Share ownership and options

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major shareholders
B.	Related party transactions
C.	Interests of experts and counsel

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated statements and other financial information
B.	Significant changes

ITEM 9.	THE OFFER AND LISTING
A.	Offer and listing details
B.	Plan of distribution
C.	Markets
D.	Selling shareholders
E.	Dilution
F.	Expenses of the issue

ITEM 10.	ADDITIONAL INFORMATION
A.	Share capital
B.	Constitution
C.	Material contracts
D.	Exchange controls and other limitations affecting security holders
E.	Taxation
F.	Dividends and paying agents

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

DACH-Ac-Pt                        (1R,2R-diaminocyclohexane) – (trans-diacetato) – (dichloro) – platinum(IV) is a novel platinum analogue that has potential to treat several cancer types. The molecule has been licensed by the M. D. Anderson Cancer Center in Houston, Texas to ChemGenex Pharmaceuticals (CXS299). DACH-Ac-Pt was developed with the goal of overcoming the limitations of existing platinum-based anti-cancer therapeutics currently on the market.

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

USE OF CERTAIN DEFINED TERMS

As used herein the terms “ChemGenex” and the “Company” refer to ChemGenex Pharmaceuticals Limited and its consolidated subsidiaries as at the date of filing.

PRESENTATION OF FINANCIAL INFORMATION; AVAILABLE INFORMATION

The Company’s fiscal year ends on June 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.  The Company prepares annual reports containing consolidated financial statements and an opinion thereon by an independent registered public accounting firm. Such financial statements comply with Australian Accounting Standards which include Australian equivalents to International Financial Reporting Standards (“AIFRS”). This Annual Report on Form 20-F contains a reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”) of net loss and shareholders’ equity. The Company also prepares half-yearly reports prepared in conformity with AIFRS, which contain interim condensed consolidated financial information that are subjected to a review by an independent registered public accounting firm.

The Company’s consolidated financial statements are reported in Australian dollars. In this Annual Report on Form 20-F, references to “U.S. dollars”, US$ or “$” are to U.S. currency and references to “Australian dollars” or “A$” are to Australian currency.

ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS

The Company is incorporated under the laws of New South Wales, Commonwealth of Australia.  The majority of its directors and executive officers, and the experts named in this Annual Report, reside outside the U.S. A substantial part of the Company’s assets, its directors’ and officers’ assets and such experts’ assets are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon the Company or its directors, executive officers or such experts, or to enforce against them or the Company, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. In addition, the Company has been advised by its Australian lawyers, McCullough Robertson, that there is doubt that the courts of Australia will enforce against the Company, its officers, directors and experts named herein, judgments obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgments in original actions brought in Australian courts based upon the federal securities laws of the U.S.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the matters discussed in this Annual Report are “forward-looking statements.” These forward-looking statements include, but are not limited to, statements about the Company’s and its strategic partners’ respective plans, objectives, expectations, estimates, strategies, product approvals and development plans, and anticipated financial results. These statements are typically identified by the use of terms such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “could,” “should,” “seeks,” “will,” “would” and similar words. These statements are based on the Company’s current expectations and beliefs concerning future events but are subject to risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company’s operations, results of operations, markets, products, prices and prospects, and other factors discussed below and elsewhere in this Annual Report. These factors may cause the Company’s results to differ materially from the statements made in this Annual Report or otherwise made by or on behalf of the Company. Item 3.D. “Risk Factors” is a summary (not listed in order of priority) of some of the risk factors that could adversely affect the Company’s results. The risks and uncertainties described are not the only ones the Company faces. Additional risks not presently known to the Company or other factors not perceived by the Company to present significant risks to its business at this time also may impair its business operation. The Company does not undertake to update any of these forward-looking statements or to announce the results of any revisions to these forward-looking statements except as required by law.

PART I

ITEM 1.                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                  KEY INFORMATION

A.            Selected consolidated financial data

The following table presents selected financial data of the Company as of the dates and for each of the periods indicated. You should read the selected financial data set forth below together with Item 5. “Operating and Financial Review and Prospects” as well as the Company’s audited consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.

The selected consolidated financial data as of June 30, 2006, 2005 and 2004 and for each of the three years in the period ended June 30, 2006 have been derived from, and are qualified in its entirety by reference to, the Company’s audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

The Company prepares its consolidated financial statements in accordance with current Australian Accounting Standards, which differ in certain significant respects from U.S. GAAP. A description of the significant differences and reconciliations of net loss and shareholders’ equity for the periods and as of the dates therein indicated are set forth in Note 27 to the Company’s consolidated financial statements included elsewhere herein.

Selected consolidated financial data as of and for the years ended June 30, 2006, 2005, and 2004 is set out below.

Consolidated Income Statement Data in Accordance with AIFRS: A$’000, except per share data	2006	2005

Revenues from ordinary activities	2,297	4,095

Research expenditure	(7,186)	(4,621)
Employee costs	(2,710)	(2,631)
Patent costs	(576)	(447)
Legal costs	(114)	(106)
Depreciation	(272)	(270)
Other expenses from ordinary activities(a)	(1,809)	(2,255)
Operating loss	(10,370)	(6,235)
Profit on sale of subsidiary	—	—
Net loss	(10,370)	(6,235)

Basic and diluted loss per share (A$)	(0.09)	(0.06)
Basic and diluted weighted average number of shares(e)	117,647,158	105,707,630

Consolidated Income Statement Data in Accordance with U.S. GAAP A$’000, except per share data	2006	2005	2004

Revenues from ordinary activities	2,055	3,828	3,490
Net loss	(10,444)	(6,189)	(20,060)
Basic and diluted loss per share (A$)	(0.09)	(0.06)	(0.35)

Consolidated Balance Sheet Data in Accordance with AIFRS: A$’000	2006	2005

Cash assets	15,554	8,512
Plant and equipment, net	329	587
Total assets	32,965	26,575
Long-term debt	—
Total liabilities	1,960	1,340
Net assets	31,005	25,235
Accumulated deficit	(81,023)	(70,653)
Contributed equity	99,893	84,592
Reserves	12,135	11,296

Consolidated Balance Sheet Data in Accordance with U.S. GAAP A$’000	2006	2005	2004

Total assets	16,044	9,718	2,252
Net assets	14,073	8,378	131
Contributed equity	99,501	84,201	69,865

(a)      Other expenses from ordinary activities comprise consulting and advisory costs, scientific advisory board costs, accounting and auditing costs, costs associated with original registration and NASDAQ listing (in 2005), travel expenses and outsourced employee costs.

Dividends

No dividend has been paid by the Company in the five fiscal years up to and including fiscal 2006.

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

Month	Month’s highest exchange rate	Month’s lowest exchange rate
November 2006	0.7896	0.7629

October 2006	0.7692	0.7434

September 2006	0.7704	0.7461

August 2006	0.7699	0.7568

July 2006	0.7664	0.7407

June 2006	0.7527	0.7284

Years ended June 30,	Average

2006	0.7475

2005	0.7535

2004	0.7134

2003	0.5847

2002	0.5237

As at December 15, 2006 the Australian dollar closed at US$0.7826

B.            Capitalization and indebtedness

Not applicable.

C.            Reasons for the offer and use of proceeds

Not applicable.

D.            Risk factors

Prospective investors and shareholders should be aware that any investment in the Company involves a degree of risk and should be made only by those with the necessary expertise to appraise the investment. In addition to the other information in this document, the following risk factors should be considered in evaluating whether to make or hold an investment in the Company. Any or all of these factors could have a material and adverse effect on the Company’s operational results, financial condition and prospects. Furthermore, the trading price of ChemGenex shares could decline resulting in the loss of all or part of any investment therein.

The Company has a history of operating losses and negative cash flow and may never become profitable

ChemGenex is a company that has a history of operating losses. These losses have arisen mainly from the costs incurred in research and development of its products and general administrative costs. For the year ended June 30, 2006, the Company’s net loss was A$10,369,719 and its accumulated deficit as of June 30, 2006 was A$81,023,002. The Company expects to continue to incur operating losses over the next two years and may never be profitable. To date, the Company has generated revenues through research and development funding from its partners, milestone payments and contract research. In order to support the research and development of the Company’s business, the Company plans to incur expenses in excess of revenue. The Company’s strategy is to utilize its understanding of the genetics of complex diseases and its expertise in medicinal chemistry to identify novel targets for therapeutic intervention and to develop personalized medicines particularly in the field of cancer. The discovery of novel gene and protein targets and the subsequent development of therapeutic products based on these targets is an expensive process and the Company has in the past partnered its discovery programs in diabetes and obesity and in depression with international pharmaceutical companies. The Company’s cancer program has led to the development of two therapeutic agents that are currently in clinical trial in the U.S. The Company may not develop any products and any other products it may develop may not generate revenues.

Additional funding is likely to be required to give the Company time to reach profitability. Raising such additional funding could entail restrictions on the rights of holders of ordinary shares. If the Company is unable to raise additional funds it may have to curtail its operations.

The Company’s need for capital at any given time depends on a number of factors, including:

•                  the ability to enter collaborations to support its research and development programs;

•                  the amount, and timing, of milestone payments the Company receives from its collaborators;

•                  the rate of progress and cost of the Company’s research activities;

•                  the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

•                  the costs and timing of obtaining regulatory approvals for the Company’s products;

•                  the emergence of competing products and other adverse market development; and

•                  changes in, or termination of, the Company’s existing collaboration and licensing arrangements.

The Company may not receive further revenues from collaboration and licensing agreements or changes in the development of the Company’s drug candidates may cause available capital resources to be used more quickly than expected.

The Company is likely in the future to require additional funds, in addition to funds received from licensing and collaboration agreements, to continue research and development. It is likely that the Company will seek funds through further licensing and collaboration agreements and through additional sale of the Company’s securities. The Company may not be able to secure licensing and collaboration agreements on satisfactory terms, if at all. Also, the public markets for issues of biotechnology company securities are volatile and competitive. The Company may not be able to attract additional funds on acceptable terms, if at all. The Company also may decide to access the public equity markets whenever conditions are favorable, even if the Company does not have an immediate need for additional capital at that time.  If the Company raises additional funds by issuing equity securities, dilution to shareholders may result. This might be the case, for example, because U.S. investors may not be able to participate in certain fund raising, such as rights offerings, under applicable securities laws and may therefore be diluted. Other shareholders may not have the means to exercise their rights in such an offering, and will see their interests diluted, and the price at which any further capital raising is made also may be below the price at which other investors acquired their shares.

If adequate funds are not available, the Company may have to significantly reduce its research and development programs or obtain funds through licensing and collaboration agreements at an earlier stage in the drugs’ development than the Company envisaged. If adequate funds are not available on acceptable terms, its ability to invest in the progress of its development programs and product portfolio will be materially and adversely affected, with the result that its prospects are less favorable.  Following the issue of 36,565,170 shares at A$0.43 cents each on May/June of 2006 ChemGenex had working capital of approximately A$14 million. Based on the anticipated cash flow requirements of the Company’s existing research and development activities, the Board has concluded that these funds should be sufficient to support operations into the second half of calendar 2007. The Board remains confident that adequate funds to continue the Company’s operations will be raised from partnership agreements and/or equity placements as required in the future.

The Company anticipates a net loss in fiscal 2007.

If the Company is unable to retain and attract key employees, its scientific and management capabilities could be reduced.

The loss of key employees could weaken the Company’s scientific and management capabilities, resulting in delays in the development of its cancer clinical trials and broader research programs thus impacting negatively on the Company’s business. ChemGenex is significantly dependent on certain scientific and management personnel, including Dr. Gregory R. Collier, Dr. Dennis M. Brown, Dr. James A. Campbell, Eric P. Merrigan, Tina Herbert, Dr. Kenneth R. Walder, and Dr. John Blangero. Although the Company has entered into employment or consultancy arrangements with each of the Company’s key personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Companies such as ChemGenex are highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programs, collaborative relationships and strategic goals. The loss of these key employees and the Company’s inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Company because the Company’s scientific and management capabilities would be reduced.

The Company is dependent on its academic collaborators, consultants and scientific advisors and their confidentiality.

The Company has relationships with collaborators and consultants at academic and other scientific institutions who conduct research under contractually defined terms at the Company’s request.  It is the Company’s policy that all of its employees, academic collaborators, consultants and scientific advisors enter into confidentiality agreements that control the dissemination of all intellectual property produced that results from their work for the Company.  It is possible; however, that unauthorized dissemination of such confidential information could materially adversely affect the Company’s business, financial condition and results of operations.  Such collaborators also could enter into employment agreements or consulting arrangements with competitors.

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

Clinical trials of promising products can take years, the duration depending among other factors on type, complexity, novelty and intended use of the product candidate. The Company may fail to successfully complete clinical trials and bring products to market for a number of reasons, including:

•                  as the Company enters a more extensive clinical program in several different diseases, the data generated in these studies may not be as compelling as the earlier results;

•                  unforeseen safety issues or side effects;

•                  variability in the number and types of patients available for each study, and difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•                  delays resulting from review board action at institutions assisting the Company with its clinical trials; and

•                  the failure to obtain required regulatory approvals.

If the products that the Company brings to market are not commercially successful, the Company’s liquidity may be adversely affected.

The Company’s success depends on acceptance of the Company’s products by the market, including physicians and third-party payers, and consequently the Company’s liquidity and viability as a going concern may be adversely affected if it is unable to achieve market acceptance of its products. Factors that may affect the rate and level of market acceptance of any of the Company’s products include:

•                  the existence or entry onto the market of superior competing products or therapies;

•                  the price of the Company’s products compared to competing products;

•                  public perception regarding the safety, efficacy and benefits of the Company’s products compared to competing products or therapies;

•                  the effectiveness of the Company’s sales and marketing efforts and those of the Company’s marketing partners;

•                  regulatory developments related to manufacturing or use of the Company’s products;

•                  the willingness of physicians to adopt a new treatment regimen; and

•                  publicity concerning the product type in general.

Even if the Company’s products are approved, they may still face later regulatory difficulties, which could impair its ability to market its products or force it to incur substantial additional expenses.

Even if the Company receives regulatory approval to sell any of its products, the U.S. Food and Drug Administration (“FDA”), the Australian Therapeutics Goods Administration or comparable foreign regulatory agencies could require the Company to conduct post-marketing trials to further evaluate safety and efficacy or could prevent the Company from using the labeling claims which the Company would like to use to promote its products. Regulators will undertake periodic reviews and inspections. If they discover previously unknown problems with a product or its manufacturing facility or if the Company fails to comply with regulatory requirements, regulators could:

•                  impose fines against the Company;

•                  impose restrictions on the product, its manufacturer, or the Company;

•                  require the Company to recall or remove a product from the market;

•                  suspend or withdraw its regulatory approvals;

•                  require the Company to conduct additional clinical trials;

•                  require the Company to change its product labeling; or

•                  require the Company to submit additional marketing applications.

If any of these events occur, the Company’s ability to sell its products will be impaired and the Company may incur substantial additional expense to comply with the regulatory requirements. In addition, in certain countries, even after regulatory approval, the Company is still required to obtain price reimbursement approval. This may delay the marketing of the Company’s products or, when approval cannot be obtained, mean that the product cannot be sold at all.

If the Company is unable to keep pace with technological change or with the advances of its competitors, its technology and products may become obsolete or non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of the Company’s drugs or make them obsolete. The field of biotechnology is characterized by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which render the Company’s drug candidates less competitive or even obsolete before they generate revenue.

The Company’s business faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of drugs directed at the conditions and disorders that are the focus of the Company’s therapeutics programs.  As a result its competitors may be able to establish superior proprietary positions.

The Company’s competitors in the biotechnology and pharmaceutical industries may have superior research and development capabilities, drugs, manufacturing capability or marketing expertise. Many of the Company’s competitors have significantly greater financial and human resources and may have more experience in research and development. As a result, the Company’s competitors may develop safer or more effective drugs, or implement more effective sales and marketing programs or be able to establish superior proprietary positions. In addition, the Company anticipates that it will face increased competition in the future as new companies enter the Company’s markets and alternative drugs become available.

The Company’s products under development are expected to address a broad range of markets including, but not limited to anti-cancer drugs for the treatment of chronic myelogenous leukemia (“CML”) and other forms of leukemia, prostate cancer and other solid tumors, Type 2 diabetes, obesity and depression. The Company’s competitive position will be determined in part by the potential indications for which the Company’s products are developed and ultimately approved by regulatory authorities. The relative speed with which the Company or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

The Company’s competitors may be developing products that could compete with the products the Company is developing. The Company and its collaborators will need to persuade patients and physicians to adopt its products over its competitors’ products.

In the field of cancer therapeutics the Company faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products. Several of these companies have products in the same indications or utilize similar technologies and/or personalized medicine techniques.  In June 2006 the FDA approved the release of Sprycel® (dasatinib), a drug for Gleevec®-resistant CML developed and commercialized by Bristol-Myers Squibb.  Novartis is also developing Nilotinib® (AMN-107) a new drug that targets Gleevec®-resistant CML ’ Significantly, neither Sprycel® nor Nilotinib® have demonstrated efficacy against the T315I bcr-abl mutation, and it is this sub-set of resistant CML patients that are being targeted by the Company for initial approval. Supergen has ongoing Phase 2 studies with decitabine in CML.  Xanthus Life Sciences is currently conducting a Phase 2 study with amonafide malate (listed as an example product candidate – Refer Item 4B. Business Overview – ChemGenex’s development pipeline) in acute myeloid leukemia.  The previous list is indicative only, and there may be other competitive trials or technologies elsewhere in the world. Additionally, many of the Company’s competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than the Company does.

In the fields of Diabetes, Obesity and Depression therapeutics the Company faces competition from several internationally-regarded genomics and target discovery companies that are active in the search for new potent therapeutics against these diseases. Companies such as DeCode Genetics, Curagen Corporation and Exelixis are applying different proprietary technologies to the search for novel targets.

If the healthcare industry limits coverage or reimbursement levels, the acceptance of the Company’s products could suffer.  It may not be able to sell its drug profitably.

The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare facilities.  During the past several years, the healthcare industry has been subject to increased government regulation of reimbursement rates and capital expenditures.  Among other things, third party payers are increasingly attempting to contain or reduce healthcare costs by limiting both coverage and levels of reimbursement for healthcare products and procedures. Cost control policies of third party payers, including government agencies, may adversely affect acceptance and use of the Company’s product line.

If the Company is unable to successfully establish and protect its intellectual property, which is significant to the Company’s competitive position, its competitors may be able to take advantage of its research and development efforts.

The Company’s success depends in part on its ability to obtain and maintain protection for its inventions and proprietary information, so that it can stop others from making, using or selling its inventions or proprietary rights. The Company owns a portfolio of patents and patent applications. There is a significant delay between the time of filing of a patent application and the time its contents are made public, and others may have filed patent applications for subject matter covered by the Company’s pending patent applications without the Company being aware of those applications. The Company’s patent applications may not have priority over patent applications of others and its pending patent applications may not result in issued patents. Even if the Company obtains patents, they may not be valid or enforceable against others. Moreover, even if the Company receives patent protection for some or all of its products, those patents may not give the Company an advantage over competitors with similar products.

To develop and maintain its competitive position, the Company also relies on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation, which it protects with security measures it considers to be reasonable, including confidentiality agreements with its collaborators, consultants and employees. The Company may not have adequate remedies if these agreements are breached and the Company’s competitors may independently develop any of this proprietary information.

If the Company fails to obtain adequate protection for its intellectual property, the Company’s competitors may be able to take advantage of the Company’s research and development efforts. The Company’s success will depend, in large part, on its ability to obtain and maintain patent or other proprietary protection for its technologies in general and, in particular, drugs and processes. The Company may not be able to obtain patent protection for the use of certain drug compounds, processes developed by its employees or medical uses of compounds discovered through its technology. Legal standards relating to patents covering pharmaceutical or biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The Company’s patent position is therefore uncertain and involves complex legal and factual issues. This risk factor is one that faces many companies in the biotechnology industry and the Company is not aware of any Company-specific risks.

The Company may incur substantial costs as a result of disputes relating to intellectual property.

The Company may have to initiate litigation to enforce its patent and license rights. If the Company’s competitors file patent applications that claim technology also claimed by the Company, the Company may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Company to significant liabilities and require the Company either to cease using a technology or to pay license fees.

The Company could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Company’s favor. Some of the Company’s competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Company can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have a material adverse effect on the Company’s ability to bring a technology to market, enter into collaborations in respect of the disputed or other technologies, or raise additional funds.

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

The Company may fail to successfully develop a drug candidate for many reasons, including:

•                  the failure to establish any collaborative third party agreements to support drug development;

•                  the failure to produce a promising compound in sufficient quantities to conduct clinical trials or to manufacture the compound at commercially acceptable quantities and prices;

•                  the failure of the drug in pre-clinical studies;

•                  the inability of clinical trials to demonstrate that the drug is safe and effective in humans; or

•                  the failure to obtain required regulatory approvals.

ChemGenex Pharmaceuticals Limited shares may fluctuate in value.

The market price for ChemGenex Pharmaceuticals Limited shares and the securities of other similar companies have been volatile. Factors that could significantly impact the market price of ChemGenex Pharmaceuticals Limited shares in the future other than those described elsewhere in this Annual Report include:

•                  announcements concerning research activities, technological innovations, clinical trials or financial results by the Company or its competitors;

•                  termination of collaborations by the Company or its partners;

•                  governmental regulatory initiatives;

•                  the FDA, the Australian Therapeutic Goods Administration or European Medicines Evaluation Agency approving or denying new applications;

•                  patent or proprietary rights developments;

•                  public concern as to the safety or ethical implications of biotechnology products;

•                  sales of substantial amounts of the Company’s shares by existing shareholders;

•                  price and volume fluctuations in the stock market at large that do not relate to the Company’s operating performance;

•                  changes in financial estimates by securities analysts, comments by securities analysts, or the Company’s failure to meet analysts’ expectation;

•                  actual or anticipated variations in periodic operating results;

•                  new products or services introduced or announced by the Company or its competitors;

•                  changes in the market valuations of other similar companies;

•                  announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•                  additions or departures of key personnel.

The Company’s products may not receive and maintain regulatory approval. The complexity and multi-jurisdictional nature of the applicable regulatory processes could result in delays in achieving such regulatory approval, which would have an adverse effect on the Company’s financial conditions, its programs and projected revenues.

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

Government regulation imposes significant costs and restrictions on the development of pharmaceutical products for human use, including those the Company is developing. The development, clinical evaluation, manufacture and marketing of the Company’s products and ongoing research and development activities are subject to regulation by governments and regulatory agencies in all territories within which the Company intends to manufacture and market its products (whether themselves or through a partner). The Company’s products may not successfully complete the clinical trial process. Similarly, regulatory approvals to manufacture and market the Company’s products may not ultimately be obtained.

The time taken to obtain regulatory approval varies between countries. The Company’s products may not be approved in any country within the timescale envisaged, or at all. This may result in a delay, or make impossible, the commercialization of its products. Furthermore, each regulatory authority may impose its own requirements (for instance, by restricting the product’s indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product candidate may have been approved by another country’s authority.

If regulatory approval is obtained, the product and its manufacture will be subject to continual review and this approval may be withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the product, or its production process, site or manufacturer, may result in the imposition of restrictions on the product, its sale, manufacture or use, including withdrawal of the product from the market, or may otherwise have an adverse effect on the Company’s liquidity and financial condition.

The Company has not had any of its product candidates receive approval for commercialization in Australia, the U.S. or elsewhere.

The Company may be unable to secure adequate insurance at an acceptable cost.  Failure to secure such insurance may expose the Company to liability in the event of a claim.

The Company’s business exposes it to potential product liability, professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products.  The Company in carrying out its activities will potentially face contractual and statutory claims, or other types of claims.  Consumers, healthcare producers or persons selling products based on the Company’s technology may be able to bring claims against the Company based on the use of such products in clinical trials and the sale of products based on the Company’s technology. The Company is insured for product liability with a policy covering US$2,000,000 that covers bodily injury or property damage arising out of the Company’s products used in the regular course of the clinical trials. The policy was recently renewed for the period from October 1, 2006 to May 1, 2007. The Company also carries directors’ and officers’ liability policies in the U.S. and Australia, with coverage of A$10,000,000, and customary employer’s liability, fiduciary liability and property insurance coverages in amounts that are considered usual for similarly situated companies. Product liability or any future necessary insurance cover may not be available to the Company at an acceptable cost, if at all, and if there is any claim, the level of the insurance the Company carries now or in the future may not be adequate. Similarly, a product liability, professional indemnity or other claim may materially and adversely affect the Company’s liquidity or its ability to continue to progress its product development. In addition, it may be necessary for the Company to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Company’s insurance coverage may not be adequate.

The Company may face product liability claims.

The testing, marketing and sale of human health care products entails an inherent risk of product liability.  The Company in carrying out its activities will potentially face contractual and statutory claims, or other types of claim. In addition, the Company is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of medical devices and drug products. Consumers, healthcare producers or persons selling products based on the Company’s technology may be able to bring claims against the Company based on the use of such products in clinical trials and the sale of products based on the Company’s technology.

The Company may be subject to special interest groups and adverse public opinion.

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. ChemGenex arranges for such work either directly or through its collaborators. While the Company has not been subject to the attention of special interest groups, or any adverse public opinion of which it is aware, such work entails the risk of adverse public opinion and the attention of special interest groups, including those of animal rights activists.  These groups may in the future focus on the Company’s activities or those of its licensees or collaborators, and this might adversely affect the Company’s operations, by requiring it to curtail its activities or to change its testing procedures.

The pharmaceutical and biotechnology industries are frequently subject to adverse publicity on many topics, including corporate governance or accounting issues, product recalls and research and discovery methods, as well as political controversy over the impact of novel techniques and therapies on humans, animals and the environment. While there has to date been no adverse publicity about the Company, its collaborators, or its products, such adverse publicity in the future, should it arise, may hurt the Company’s public image, which could harm its operations, cause its share price to decrease or impair its ability to gain market acceptance for its products.  The Company has adopted an ethics policy for genetic research.

ITEM 4.                  INFORMATION ON THE COMPANY

A.            History and development of the Company

The Company was founded in September 1958 as N & B Finance and Development Corporation. It was renamed the Kingsway Finance Group in August 1964 and then became Australia Wide Industries Limited in May 1986. Australia Wide Industries Limited listed on the Australian Stock Exchange (“ASX”) in July 1986 and operated for ten years as a listed mining and exploration company (ASX: AWI). The Company commenced biotechnology activities in July 1996 and changed its name to Autogen Limited (ASX: AGT) in May 1999. Autogen Limited, in turn, changed its name to AGT Biosciences Limited in March 2003 and then to ChemGenex Pharmaceuticals Limited (ASX: CXS) in June 2004. Biotechnology remains the focus of the Company’s activities. The Company’s Australian Business Number (ABN) is 79 000 248 304. It operates pursuant to its constitution, the Australian Corporations Act 2001, other legislation in Australia and the U.S., and the rules of the ASX.  The Company’s representative in the U.S. is  Dr. Dennis M Brown, President – U.S. Operations, 3475 Edison Way, Suite M, Menlo Park, CA 94025 U.S.A. The Company’s registered office is Edmondson Turner & Co., 439 Bay Street, Brighton, Melbourne, Victoria 3186 Australia.  Its principal administration office is Pigdons Road, Waurn Ponds, Victoria 3217 Australia.  Its telephone number is +613-5227-2752.  The Company’s website address is www.chemgenex.com.  Information on the Company’s website and websites linked to it does not constitute part of this Annual Report.

The Company in its present form is the result of the merger of AGT Biosciences Limited and ChemGenex Therapeutics, Inc. which was approved by shareholders in the General Meeting on June 21, 2004 and concluded on the same date. ChemGenex is a genomics-driven pharmaceutical development company dedicated to improving the lives of patients by developing novel personalized therapeutics in the areas of cancer, obesity, diabetes and depression. The Company has two molecules in Phase 2 clinical trials in the U.S. and has a pipeline of pre-clinical anti-cancer compounds in development. The Company has assembled a comprehensive technology platform that enables the identification of novel targets for complex diseases. These discoveries are then validated with a range of systems biology approaches and evaluated in terms of “drugability”. The target discovery and validation approach is based on:

•                  A collection of tissue and DNA samples from worldwide population groups (>44,000 samples);

•                  Validated animal model systems for diabetes/obesity and depression/anxiety;

•                  A 1400 Central Processing Unit parallel Linux cluster supercomputer for statistical analysis of genetic data;

•                  The eXpress Technology Platform, a proprietary research engine for rapid target discovery and validation for any disease.

The Company’s development platform is more fully discussed at Items 4B. “Business Overview” and 4C “Research and Product Development Programs.”

The Company’s research commitments (not including fees payable to scientific consultants and advisors to the Company) as of June 30, 2006 are as follows:

A twelve month, A$2,420,000 extension to a research agreement first signed on 2 June, 2005 with Deakin University (Geelong, Australia) to conduct gene discovery, small molecule screening and validation research according to instruction from the Company in the fields of obesity, diabetes and depression. This agreement is called “Research, License and Commercialisation Agreement (“Research Services Provision)”. The extension covers the period from January 1, 2006 to December 31, 2006.

A twelve month, A$263,963 extension to a research agreement first signed on January 14, 1998 with the International Diabetes Institute (Melbourne, Australia) to conduct gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes. This agreement is called “Research Agreement for Human Diabetes / Obesity Discovery”. The extension covers the period from January 1, 2006 to December 31, 2006.

A twelve month, US$649,752 (A$865,182) extension to a research agreement first signed on December 31, 2002 with the Southwest Foundation for Biomedical Research (San Antonio, Texas, U.S.) to conduct human genomics research according to instruction from the Company. This agreement is called “the Research Agreement”. The extension covers the period from January 1, 2006 to December 31, 2006.

An agreement signed in June 16, 2006 with Premier Research Group plc to provide clinical study services which ChemGenex may submitt to the FDA in support of clinical studies being conducted with Ceflatonin®.  The agreement is called “the Master Clinical Service Agreement”. The services to be provided by this agreement cover a period of approximately 24 months but may be terminated, by either party, during that time within the terms provided in the agreement.

The Company has no fixed asset commitments as at June 30, 2006, and has incurred no significant fixed asset expenditure since that date. Expenditure on plant and equipment is usually minimal due to the Company’s outsourcing arrangements. Recent capital expenditure on plant and equipment is as follows:

Plant and equipment expenditure (A$000)
Year ended June 30, 2006	14
Year ended June 30, 2005	15

Important events since June 30, 2006

Mr. Denis Wade was appointed a director of the company on December 5, 2006. Mr. Wade will become a member of the company’s Audit committee replacing Mr. Roger Byrne.

B.            Business overview

The Company focuses on the development of novel therapeutic agents in three diseases: cancer, metabolic syndrome (which includes diabetes and obesity) and depression (which includes anxiety). Product development in the three disease areas is supported by four product development platforms: Gene-Based Target Discovery, Target Validation, Drug Discovery and Drug Development. The combination of these platforms is collectively known as the eXpress Technology Platform. In the field of cancer, ChemGenex currently has two small molecule drug candidates in Phase 2 human trials (Ceflatonin® and Quinamed®) and a broad pipeline of compounds and validated targets, including four pre-clinical cancer compounds (CXS299, CXS2101, CXS6001 and CXS273) and two early-stage discoveries identified in the Target Discovery program.  In the field of metabolic syndrome, the Company has previously partnered its Target Discovery and Target Validation capabilities with Merck Santé, has discovered and protected by patent more than 50 other gene and protein targets and has established two new unencumbered programs; (i) a small molecule discovery program, and (ii) a predictive biomarker program.. In the field of depression the Company has previously partnered its Target Discovery and Target Validation capabilities with Vernalis (R&D) Limited, and has discovered ten early stage targets.

ChemGenex’s competitive advantage

The Company’s competitive advantage can be considered in terms of protected intellectual property (IP), the research and development platforms that support the development of existing IP and the creation of new IP and the organizational ability to realize the commercial value of the Company’s IP and other assets.

The Company has approximately 50 patent families in various states of protection ranging from provisional applications through to granted patents in a number of jurisdictions. In addition to IP that is protected by patents there is significant know how and expertise within the senior research staff of the Company.

The research and development infrastructure of the Company is described below and consists of skills in medicinal chemistry and product development for cancer therapeutics, gene discovery using animal models and human samples from known populations, high-powered statistical analysis capabilities to determine linkages between gene variations and disease states and a suite of validation technologies to characterize the biological roles of given genes (and their protein products) by altering their expression levels in cell culture and in animals. Specific competitive advantage is realized through (a) ChemGenex’s product development pipeline (b) exclusive commercial access to Deakin University’s out-bred colony of Psammomys obesus, a species of gerbil also known as the sand rat, a well-defined model for dietary induced Type 2 diabetes, (c) exclusive access to the International Diabetes Institute’s substantial collection of phenotyped human tissue and DNA samples for the purpose of discovery of novel metabolic syndrome targets and (d) access to the experience of Dr. J. Blangero and supercomputing infrastructure at the Southwest Foundation for Biomedical Research.

Business strategy

The Company’s business strategy for growth and profitability is to discover, develop and commercialize novel therapeutics that address significant unmet needs in the pharmaceutical industry, based on the Company’s understanding of the genetic basis of disease.  The Company keeps its core competencies in-house (such as laboratory research management, pre-clinical work, clinical strategy and management), outsourcing the majority of laboratory research and all clinical testing to specialists, to minimize its infrastructure and fixed overhead costs.  In the fields of diabetes, obesity and depression the Company seeks early partnering of discovery programs in order to share development costs and risks with partners and to ensure that programs are commercially and scientifically focused.  In the field of cancer, the Company intends to seek out joint venture or licensing partners for further development and commercialization of its products following Phase 2 clinical evaluation.  This will allow ChemGenex to license its products before full regulatory approval is required to place the product in the market.  The goal in each case is to seek multinational partners with drug development milestones payable to the Company on completion of agreed targets and submission of regulatory documents and, eventually, payment or royalties on sales of commercialized products.  The expectation is that the size of the payments to the Company will vary depending on the size of the eventual market, the stage of development of the product concerned and the strength of the data that is generated prior to partnering.

Components of ChemGenex’s discovery, validation and drug development platforms

Target discovery and Biomarkers

The target discovery, validation and drug development platforms utilize infrastructure located at Deakin University (Geelong, Australia), the International Diabetes Institute (Melbourne, Australia) and the Southwest Foundation for Biomedical Research (San Antonio, Texas).  Key features of the Target Discovery platform include:

•                  Deakin University’s out-bred colony of Psammomys obesus, a well-characterized animal model of diabetes, obesity and depression. The Company has exclusive access to this colony for both discovery and validation activities;

•                  a library of extensive family pedigrees of more than 44,000 human tissue and DNA samples and a dedicated human genotyping facility that is used for sequencing target genes to identify variations associated with disease states; and

•                  access to the computing facilities at the Southwest Foundation for Biomedical Research for statistical analysis of gene variations as relating to disease state.

The Company’s research scientists have found the animal model to be useful in studying metabolic disorders, such as diabetes and obesity, as well as Central Nervous System disorders such as depression and anxiety.  Psammomys obesus populations develop a range of body weight, blood glucose, and insulin levels with distributions similar to those found in human populations.  This animal model is used to discover candidate genes (and the proteins they encode) with altered levels of expression that are associated with each disease.  For example, specific genes are up- or down-regulated in diabetic animals compared to normal healthy animals. The candidate genes identified in this way are then analyzed and compared with human population data using the Company’s Human Gene Discovery facility at the International Diabetes Institute (Melbourne) and in the U.S., at the Center for Human Statistical Genetics at the Southwest Foundation for Biomedical Research.  The Company has contractual agreements with both institutions. Candidate genes that are found to exist in the human genome and be associated with the diseases in question are then subject to further rigorous analysis. As an example the PSARL (Presenilin-Associated Rhomboid-like protein) gene was discovered by the Company in Psammomys obesus and subsequently identified in humans. This gene identified originally in the animal model was found to have a human analogue and detailed genetic analysis of samples from more than 1,000 humans confirmed that variation in the gene in humans was significantly associated with increased risk of diabetes.

Some of the genes that were discovered using the Target Discovery platform have potential utility as biomarkers. That is, gene variants or differences in levels of gene expression, and thus protein levels, may predict disease state or propensity to develop certain diseases. The Company has recently expanded its efforts in biomarker discovery and is screening for novel genes and proteins that might have commercial utility.

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

An example of the role of validation is the blocking of expression of the gene target SGIP1 (SH3-Domain GRB2-Like Interacting Protein 1) in Psammomys obesus and Rattus norvegicus. In the Company’s laboratory experiments SGIP1 was identified as having increased expression in the hypothalamus of obese compared to lean Psammomys obesus. The candidate gene was confirmed as being associated with disease using the Company’s human genetics group in the Southwest Foundation for Biomedical Research. To examine the role of SGIP1 in the development of obesity, antisense oligonucleotides of the genes were infused into a specific region of the brain (the lateral cerebral ventricle) in both Psammomys obesus and Rattus norvegicus. The procedure has the effect of blocking the expression of the SGIP1 genes in the brain and the Company believes this is a proxy of what could occur if therapeutic agents could be used to affect the level of the protein. When treated with antisense SGIP1, both species showed approximately 40% reduction in food intake and 5-8% loss of body weight compared with control animals.

Drug discovery

The Company’s diabetes and obesity program based at Deakin University has expanded its scope to include chemical screening and the discovery of small molecules that are potential insulin sensitizers. This new chemogenomics-based program integrates systems biology with drug discovery and development, and has already identified a range of lead compounds that are progressing into preclinical studies.

The Company’s diabetes screen is based on Gene Expression Signatures, which are accurate measurements of gene expression in model systems of diabetes reflecting changes in the complex control mechanisms and pathways that are involved in the treatment of the disease. By understanding the ‘signature’ of cells recovering from diabetes it is possible to quickly and accurately determine the effects of any given compound’s actions across multiple pathways within a cell, and ascertain if it has potential as a treatment. As lead molecules progress through preclinical development the signatures are used to accelerate medicinal chemistry programs, allowing rapid assessment of compounds based on the signatures of different molecular iterations.

The Company’s anti-cancer therapeutic development platform focuses on developing novel small molecule therapeutics for the treatment of cancer and related conditions.  The major strategy has been to screen agents studied by the U.S. National Cancer Institute that have confirmed human clinical activity but were not fully developed.  Among these agents the Company identifies compounds suitable for development based on its assessment of mechanism of action, molecular targets affected, potential formulation improvements and genetic differences between patients that can be exploited in clinical development.  It utilizes chemical genomics and drug screening systems to identify agents affecting novel targets and evaluates a compound’s suitability as a drug and formulation technology to maximize delivery and bioavailability, meaning the extent to which a chemical is absorbed and distributed in the blood in an unchanged form following administration to a living organism.

Drug development

The Company’s pre-clinical and clinical development efforts are based in Menlo Park, California.  In vitro and in vivo screening models are used to evaluate lead compounds. Data from these models is fed back into extensive in-house databases for iterative analysis. A parallel series of profiling assays is performed to determine the potential pharmaceutical attributes and vulnerabilities of a compound.

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

ChemGenex’s development pipeline

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

Ceflatonin® (homoharringtonine)

Homoharringtonine (“HHT)” is a small molecule with established clinical activity as a single agent in hematological malignancies. The Company’s scientists have discovered that it affects a number of critical cellular pathways, including the regulation of genes associated with programmed cell death (apoptosis) and the inhibition of formation of new blood vessels in solid tumors (angiogenesis). The Company has received Orphan Drug Status protection for HHT in CML in both the U.S.A. and Europe. In previous published Phase 2 clinical trials, 70% of patients showed complete hematological remission (CHR) in chronic myeloid leukemia (“CML”) after interferon-α failure. In more recent pilot studies in CML patients who had failed Gleevec®, 100% of chronic-phase patients and 70% of accelerated-phase patients achieved a CHR. The Company is currently conducting Phase 2/3 trials in the U.S.A. and Europe for CML patients who have the T315I bcr-abl mutation that confers resistance to Gleevec® and Sprycel®. At the M.D. Anderson Cancer Center the Company is conducting a combination (with Gleevec®) therapy Phase 2 trial in CML patients who had failed Gleevec®. The Company is also conducting Phase 2 trials in patients with the bone marrow disease called myelodysplastic syndrome (“MDS”) in collaboration at the M.D. Anderson Cancer Center.  The Company has one issued patent and has four active patent applications covering Ceflatonin® formulations, purification, synthesis and uses. The Company has licensed from Stragen Pharma S.A. three issued patents and has four active patent applications covering the preparation of homoharringtonine derivates, purification, and the use of homoharringtonine resistant to Gleevec®.

Quinamed® (amonafide dihydrochloride)

Amonafide dihydrochloride (amonafide) is a synthetic organic compound with established anti-cancer clinical activity. The Company has recently discovered that amonafide affects a number of targets in the epidermal growth factor receptor pathway, which controls the growth of a number of tumor types, in addition to affects on an enzyme that is critical for normal cell replication, topoisomerase II.  In National Cancer Institute (“NCI”)-sponsored clinical studies with amonafide monohydrochloride, 25% of breast cancer patients and 15% of prostate cancer patients showed either partial (>50% reduction in tumor volume) or complete (no measurable disease) responses.  However, researchers also noted some unpredictable side effects.  It was later discovered that differences in how patients metabolize the drug has a significant impact on toxicities.  These metabolic differences can now be determined by testing a patient’s NAT-2 genotype. The Company’s development strategy is to determine a patient’s NAT-2 genotype and then treat them with a more precise and personal dose needed to produce the optimal result.  In the Company’s Phase I clinical trial, investigators were able to achieve a higher overall dose intensity based on NAT-2 genotype status and using a weekly schedule without observing unexpected side effects.  The Phase I trial enrolled a total of 32 patients and evaluable responses were observed in patients suffering from three different types of solid tumors.  The Phase 2a study has recently completed enrolling prostate, ovarian and breast cancer patients who are not responding to hormone therapy (i.e. hormone refractory patients) at the Sarah Cannon Cancer Center in Nashville, Tennessee.  The Company has two issued patents and has three active patent applications covering amonafide salts, formulations, synthesis and uses.

Pre-clinical stage product candidates

In addition to Ceflatonin® and Quinamed® the Company is developing several other pre-clinical oncology compounds, including the following:

CXS299: This is a new platinum (IV) compound recently licensed from the M.D. Anderson Cancer Center in Houston, Texas.  CXS299 is a first in class platinum IV agent that is active against cancer cells resistant to the effects of commercially available platinum-based therapies.  Currently approved platinum II agents have generated sales of greater than US$1 billion. However, some patients develop resistance to platinum II therapy resulting in a need for additional therapies.  CXS299 is currently in pre-clinical development and could enter Phase I in 2008.

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

Validated targets

The SEPS 1 gene (formerly called Tanis) was identified by the Company following the observation of increased hepatic gene expression in diabetes in Psammomys obesus.  The Company has since determined the gene’s sequence and location on the human chromosome and the characteristics of the gene’s protein product. Evidence indicates that the SEPS 1 gene represents an important target not only in diabetes but potentially in other diseases, such as cancer and inflammatory diseases and the Company’s patent protection has been broadened accordingly.

It has been determined that the PSARL gene is linked to signaling pathways within a cell that are thought to be associated with insulin resistance, which is the cause of Type 2 diabetes.  Evidence indicates that the PSARL gene represents an important target not only in diabetes but potentially in other diseases, such as cancer and age-related degenerative diseases and the Company’s patent protection has been  broadened accordingly.

Beacon was isolated in Psammomys obesus as a gene expressed in direct proportion to body fat content.  The protein product of the Beacon gene is expressed as a small peptide in the hypothalamus, a part of the brain that regulates energy intake and expenditure, and is understood to play a role in energy balance.  The Company’s research has demonstrated that the expression of the Beacon gene is proportional to the amount of body fat, and that giving the Beacon peptide to lean animals significantly increased their feeding rate and body weight in direct proportion to the quantity of Beacon peptide.  This suggests that blocking the action of the Beacon peptide by biological or chemical means could provide a means of treating obesity.

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

Additional opportunities

The Company has identified over 50 target genes involved in diabetes, obesity and depression.  Out of this group, the Company has licensed to its alliance partner Merck Santé four validated gene targets for continuing pre-clinical development of these discoveries.  The purpose of such research is to develop lead compounds based on the validated targets that will result in commercialized human therapeutics.  The Company has the potential to use its novel gene discoveries for licensing and commercialization in the areas of diagnostics, over-the-counter products, animal health and applications of these gene discoveries.  These applications are not covered by the contractual arrangements with Merck Santé.

In order to take full advantage of the Company’s expertise and validated gene targets for diabetes/obesity, the Company is pursuing partners for the co-development of over-the-counter products for obesity.  The Company has discovered several obesity targets that are proteins found in the wall of the gut and are involved in sending signals to the brain indicating fullness.  The Company has filed patent applications for these proteins that may be suitable targets for developing over the counter products.  The goal of a potential commercial partnership would be to obtain a partner that would fund high-throughput screening of natural product libraries in order to identify compounds with the potential to act on the target proteins.  The Company’s most advanced target in this research program is a gene called CXS829 that is involved in the transmission to the brain from the stomach of the sensation of satiation (“fullness”).  ChemGenex has filed patent applications on this discovery, as well as two chemical entities that are antagonistic to the target and work to regulate the protein’s activity.

While the Company has yet to commercialize any of its proprietary targets for diagnostic use it has established a commercial collaboration with Kyokuto Pharmaceutical Corporation, a Japanese pharmaceutical company, for the development of a diagnostic kit for Type 1 diabetes based on glutamic acid decarboxylase (“GAD”) technology. The presence of antibodies to GAD in the blood provides early evidence of diabetes and can be used for the prediction, diagnosis, and management of the disease. This diagnostic is currently in development (see details in Research and development programs below).

The Company has generated revenue through the use of the capacity in its technology platform for fee-for-service contract research.  Many drug development companies do not have proprietary technology to validate genetic targets with demonstrable links to a disease state. These companies are the prospective clients for use of the Company’s technology.  In 2002 the Company had a significant contract with Sequenom for this purpose and in 2003 the service was utilized by two Australian biotechnology companies.  While the Company continues to seek fee-for-service revenue no further contracts have yet been arranged.

Research and product development programs

The Company currently contracts its target discovery research programs to three organizations; Deakin University in Geelong, Victoria, Australia, the International Diabetes Institute in Melbourne, Victoria, Australia and the Southwest Foundation for Biomedical Research in San Antonio, Texas. The discovery and validation programs are involved in the previously described collaborative programs with Merck Santé (diabetes and obesity targets) and Vernalis (depression targets). Cancer research is carried out at the Company’s laboratory in Menlo Park, California, and clinical trials conducted at the M.D. Anderson Cancer Center, the Sarah Cannon Center in Nashville, Tennessee, and leading European hospitals.

The Company has been accepted into the inaugural Pharmaceutical Partnership Program (P3) of the Australian Federal government, through which the Company has the ability to earn grant revenue based on the growth of the Company’s research in Australia over the next five years.  Admission into the Australian government’s P3 scheme involved a peer review process and the Company was one of only seven Australian-owned biotechnology companies admitted into the scheme.  The scheme will subsidize incremental increases in research and development activities by means of a 30% cash grant for every dollar spent on eligible research by the Company at the end of each fiscal year. The Company’s maximum entitlement under this scheme is capped at A$4.8 million over five years.

Commercial and research and development collaborations

The following section describes the Company’s existing commercial collaborators and the commercial agreements with respect to the Company’s principal research and development programs and commercialization agreement:

Vernalis Research and Development Option Agreement:  Autogen Research Pty Ltd. (a wholly owned subsidiary of the Company) entered into a Research and Development Option Agreement dated August 31, 2004 with British biotechnology company Vernalis (R&D) Limited (a wholly owned subsidiary of Vernalis plc).  Pursuant to this agreement Vernalis (R&D) Limited agreed to partner with the Company’s research program for the discovery and validation of novel genes and proteins involved in depression and anxiety, with the goal of using the product of these genes as therapeutic agents or as a target for drug discovery.  The initial term of the Agreement was for six months, and was extended by Vernalis (R&D) Limited for an additional six months.  Under the agreement Vernalis

(R&D) Limited paid an initial fee and a subsequent fee to ChemGenex.  If Vernalis (R&D) Limited exercised its option to negotiate in good faith a license and collaboration agreement to govern the future terms of the parties’ relationship, including a grant to Vernalis of an exclusive world-wide license under the Company’s interest in the program’s intellectual property, additional fees will become payable in consideration of the option grant.  The agreement can be terminated by one party if the other is in material breach not timely remedied, if there is a risk of insolvency administration of the other party or if there is a risk of dissolution of the other party.  In the event of these terminations the non-defaulting party is granted the right to continue the research program and a world-wide license to use and exploit the defaulting party’s relevant intellectual property. Vernalis (R&D) Limited paid 200,000 pounds sterling (A$506,291) for the initial term in September 2004, and paid a further 300,000 pounds sterling ( A$720,738) for the additional six month term in May 2005. The payments from Vernalis (R&D) Limited were made in consideration of the Company performing a mutually agreed research program and granting to Vernalis (R&D) Limited 50% of the IP rights and know-how produced under the terms of the partnership. Any subsequent payments will be contingent upon the results of the work undertaken and negotiations between the parties. The agreement will terminate if the parties have not executed a Licence and Collaboration Agreement by March 1, 2007.

General Research Agreement:  Chemgenex Pharmaceuticals entered into a General Research Agreement on December 20, 2005 with Merck Santé (a subsidiary of Merck KGaA) pursuant to which Merck Santé agrees to fund a minimum of €210,000 per annum for the Company to undertake preclinical research on its behalf.  The term of the agreement is to December 31, 2008.  Additional fees are payable if additional staff resources are required to complete specific research programs.

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

Research, License and Commercialization Agreement (Research Services Provision):  A contract dated April 21, 2005 between ChemGenex Pharmaceuticals Limited and Deakin University consolidated the provision of research services by Deakin University previously defined in the agreements of June 26, 2000 (Research Services (Subcontracting), August 16, 2000 (Research, License and Commercialization Agreement (Gene Discovery in Depression) and February 28, 1997 (Research Agreement). Under the consolidated agreement ChemGenex undertakes to fund research and development programs with Deakin University in the fields of diabetes, obesity, cancer, respiratory diseases, inflammatory diseases, osteoporosis, allergy, asthma, depression and autoimmunity.  All intellectual property developed under the terms of the agreement belongs to the Company.  If ChemGenex commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay Deakin University a royalty on net sales.  The contract may be terminated if the University does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of the Company, among other conditions.  It may also be terminated by Deakin University if ChemGenex fails to provide the agreed funding.  Under certain circumstances the Company is obligated to pay the royalties to Deakin University even in the event of early termination.  The original term of this agreement from January 1, 2005 to December 31, 2005 was extended by 12 months to December 31, 2006 on April 3, 2006. ChemGenex incurred expenses of A$1,210,000 in fiscal 2005, and A$2,420,000 in fiscal 2006 for services provided under the agreement. Further expenses of $1,210,000 will be incurred until expiry date.

Research, License and Commercialization Agreement:  Autogen Research Pty Ltd. entered into this agreement with the SFBR, based in San Antonio, Texas, on December 31, 2002.  Under the terms of this agreement Autogen Research Pty Ltd undertakes to collaborate with SFBR and to provide funding for a project in return for the joint ownership and an exclusive license to use and commercialize the intellectual property resulting from the funded project on the terms set forth in the agreement.  Among the conditions for termination are failure to timely commence and progress the agreed work plan, insolvency, change in control and other similar conditions.  The agreement also is terminable if Autogen Research Pty Ltd does not provide the agreed funding.  The term of this agreement was extended to December 31, 2006 on December 16, 2005. Autogen Research Pty Ltd incurred expenses of A$555,304 in fiscal 2004, A$490,929 in fiscal 2005 and A$895,138 in fiscal 2006 under this agreement. Further expenses of A$437,660 will be incurred until expiry date.

Research Agreement:  On January 14, 1998 Autogen Pty Ltd. entered into a research agreement with the International Diabetes Institute (IDI) to conduct gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes pursuant to which Autogen Research Pty Ltd undertakes to collaborate with the IDI and to provide the funding for a project in return for joint ownership and a license to the intellectual property resulting from the project. If Autogen Research Pty Ltd commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay the IDI a royalty on net sales.  The contract may be terminated if the IDI does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of Autogen Research Pty Ltd, among other conditions.  It may also be terminated by the IDI if Autogen Research Pty Ltd fails to provide the agreed funding.  Under certain circumstances Autogen Research Pty Ltd is obligated to pay the royalties to the IDI even in the event of early termination.  The term of this agreement was extended to December 31, 2006 on February 27, 2006. Autogen Research Pty Ltd incurred expenses of A$1,233,323 in fiscal 2004 , A$1,104,190 in  fiscal 2005 and A$501,838 in fiscal 2006 under this agreement. Further expenses of A$131,982 will be incurred until expiry date.

Sole License Agreement:  On March 1, 1999: Autogen Pty Ltd and Kyokuto Pharmaceutical Industrial Co. Ltd., licensed certain intellectual property for use in Kyokuto’s diagnostic products in Japan.  The contract relates to the use of an engineered hybrid of certain forms of glutamic acid decarboxylase in the diagnostic and presymptomatic detection of insulin dependent (type 1) diabetes.  Under the agreement Kyokuto is obligated to pay a net royalty on sales, at certain minimum levels.  If less than the minimum net royalty is paid, the Company can terminate the license on three months’ notice or convert it to a non-exclusive license.  The license agreement, which is for a term of 15 years or so long as there is patent coverage over the licensed property, whichever is longer, can be terminated by either party for an uncured breach upon 60 days’ notice; for a payment default; upon certain insolvency events and in the event of a change of control of either party, by the non-defaulting party.

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

The Company maintains an active policy of filing patent applications.  It is possible that patents may not be granted on pending applications made by the Company or parties that have licensed their inventions to the Company. Similarly, issued patents may not provide significant proprietary protection or commercial advantage or may be infringed or designed around by others. Since publication of inventions or discoveries in scientific or patent literature often lags behind actual invention or discovery, it is possible that the inventions covered by each of the Company’s pending patent applications may not have dominant status in terms of date of invention. The Company’s patents or patent applications may become involved in opposition proceedings instituted by third parties. If such proceedings were initiated against the Company’s rights, the defense of such rights could involve substantial costs and the outcome cannot be anticipated. If patents are issued to other parties that contain valid claims that are interpreted to cover any of the Company’s products, it is possible that the Company may not be able to obtain licenses to such patents at a reasonable cost, if at all, or may not be able to develop or obtain alternative technology. Competitors or potential competitors may have filed applications for, may have received patents covering, or may obtain additional patents and proprietary rights that may relate to, compounds or processes competitive with those of the Company.

The Company also relies upon unpatented proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary technology and techniques, or otherwise gain access to the Company’s proprietary technology or disclose such technology, or that the Company can meaningfully protect its rights to its unpatented proprietary technology, secrets and know-how.

It is the Company’s policy generally to require its consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements prior to the commencement of consulting or other relationships with the Company. Employees have a similar confidentiality provision in their employment contracts. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Company is to be kept confidential and not disclosed to third parties except in specific, limited circumstances. The Company also requires signed confidentiality or material transfer agreements from any person who is to receive confidential data or proprietary material from the Company. In the case of consultants, the agreements generally provide that all inventions conceived by the individual while rendering services to the Company shall be assigned to the Company as the exclusive property of the Company. Similar provisions are contained in the Company’s employment contracts, and provisions of many national laws, including Australia, provide that intellectual property rights created during the course of employment belong to the employer. There can be no assurance, however, that these agreements and provisions will provide meaningful protection or adequate remedies for the Company’s intellectual property rights, trade secrets or other confidential information in the event of unauthorized use or disclosure.

Patent protection is being sought in major markets through the filing of U.S. and International Patent Cooperation Treaty (“PCT”) applications. The portfolio includes 22 PCT applications and currently derived from these applications are over 96 national and regional patent applications in 12 different jurisdictions, including the U.S., Europe and Japan. The portfolio also includes 5 provisional patent applications not listed above that have been submitted in the past year.

Under the PCT, a single patent application is filed which designates various countries or regions. The application is referred to as an International application. All major countries and regions (e.g. Europe) can be designated and this effectively reserves the right to lodge patent applications in those countries and regions up to 18 months following the filing of the PCT application. During that period, an International Search Report and an International Preliminary Examination Report are issued by the relevant national patent office (e.g. the United States Patent and Trademark Office (“USPTO”), or Australian Patent Office) and there are opportunities to amend the claims and specification although new matters cannot be added. At the end of the 18 month period (i.e. generally 30 months after filing of the initial provisional application), the applicant decides in which countries to pursue national or regional applications.

Competition

The Company faces, and will continue to face, intense competition from one or more of the following entities:

•                  biotechnology companies;

•                  pharmaceutical companies;

•                  academic and research institutions; and

•                  government agencies.

The Company is also subject to significant competition from organizations that are pursuing approaches, technologies and products that are the same as, or similar to, its technology and products. Any products that are developed through the Company’s technologies will compete in highly competitive markets. Further, the Company’s competitors may be more effective at using their technologies to develop commercial products. Many of the organizations competing with the Company have greater capital resources, larger research and development staffs and facilities, more experience in obtaining regulatory approvals and more extensive product manufacturing and marketing capabilities. As a result, the Company’s competitors may be able to more easily develop technologies and products that would render the Company’s technologies and products, and those of its collaborators, obsolete and noncompetitive.  In addition, there may be product candidates of which the Company is not aware at an earlier stage of development that may compete with the Company’s product candidates.

Specific competition risk according to disease class is summarized below.

Cancer

In the field of cancer therapeutics the Company faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products. Several of these companies have products in the same indications or utilize similar technologies and/or personalized medicine techniques.  In June 2006 the FDA approved the release of Sprycel® (dasatinib), a drug for Gleevec®-resistant CML developed and commercialized by Bristol-Myers Squibb.  Novartis is also developing Nilotinib® (AMN-107) a new drug that targets Gleevec®-resistant CML ‘ Significantly, neither Sprycel® nor Nilotinib® have demonstrated efficacy against the T315I bcr-abl mutation, and it is this sub-set of resistant CML patients that are being targeted by the Company for initial approval. Supergen has ongoing Phase 2 studies with decitabine in CML.  Xanthus Life Sciences is currently conducting a Phase 2 study with amonafide malate in acute myeloid leukemia. There are also a number of other competitive trials or technologies elsewhere in the world.

Metabolic Syndrome and Depression

There are numerous internationally-regarded genomics and target discovery companies that are active in the search for new potent therapeutics against these diseases. Some of the Company’s competitors have entered into collaborations with leading companies within the Company’s target markets. Companies that are applying different proprietary technologies to the search for novel targets include:

•                  Amgen, Inc.

•                  Curagen Corporation, Inc.

•                  DeCode Genetics.

•                  Excelixis, Inc.

•                  Genentech, Inc.

•                  Human Genome Sciences, Inc.

•                  Incyte Pharmaceuticals, Inc.

•                  ZymoGenetics, Inc.

A number of organizations are attempting to rapidly identify and patent genes and gene fragments sequenced at random, typically without specific knowledge of the function of such genes or gene fragments. If the Company’s competitors discover or characterize important genes or gene fragments before it does, it could adversely affect the Company’s ability to commercialize its products. The Company expects that competition in genomics research will intensify as technical advances are made and become more widely known. In addition, a number of competitors are claiming patent protection without having cellular, animal, or human data to support their claims. In many cases generic claims are being issued by the USPTO, and these claims may make it difficult to commercialize products, or, if licenses are made available, may make the royalty burden on these products so high as to prevent commercial success.

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

The national regulatory authorities have high standards of technical appraisal. Consequently, the introduction of new pharmaceutical products generally entails a lengthy development and approval process. Of particular importance is the requirement that products be authorized or registered prior to marketing and such authorization or registration be maintained. Of particular significance in the U.S. are the U.S. FDA requirements covering research and development, testing, manufacturing, quality control, labeling and marketing of drugs for human use. A pharmaceutical product cannot be marketed in the U.S. until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA. As a result of these requirements, the length of time, the level of expenditure and the laboratory and clinical information required for approval of a New Drug Application (“NDA”) or a product license application are substantial and can require a number of years, although recently revised regulations are designed to reduce the time for approval of new products. In Europe, two systems for the registration of pharmaceutical products are in operation, the centralized procedure and the mutual recognition procedure. In the centralized system, review of the proposed new product is co-coordinated by the European Medicines Evaluation Agency (“EMEA”) located in London and, if the product is found to meet the criteria for marketing authorization, a European Marketing Authorization is granted which is valid throughout the EU. In the mutual recognition procedure, the initial review is undertaken by the national health authority of one of the EU member states and, if this country considers the product acceptable for marketing authorization, the other EU member states are asked to recognize this approval and issue their own authorization. The mutual recognition procedure thus results in a national authorization in each member state. However, irrespective of the procedure followed, the technical requirements for marketing authorization are the same. For European countries that are outside the EU, national marketing authorization procedures with similar technical standards exist. The Company anticipates that the introduction of new products will continue to require substantial effort, time and expense in order to comply with regulatory requirements.

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

In addition to the forms of regulation referred to above, the prices of pharmaceutical products in many countries are controlled by law. In some countries, such as France and Japan, the prices of individual products are regulated. By contrast, in the U.K., prices are controlled by reference to limits upon the overall profitability, measured by the rate of return on capital employed, of sales of products supplied under the U.K. National Health Service. The permitted rate of return on capital employed for each pharmaceutical company is determined through negotiations with the U.K. Department of Health under the 1999 Pharmaceutical Price Regulation Scheme. If a company’s actual rate of return exceeds the agreed rate, it is required to negotiate either a repayment of past profits which the Department of Health considers to be excessive or future price reductions. There is no assurance that the current arrangements will continue in the future.

Governments may also influence the price of pharmaceutical products through their control of national healthcare organizations which may bear a large part of the cost of supply of such products to consumers. In the U.S. and Germany, indirect pressure can be exerted on prices by government funded or private medical care plans. The Company is unable to predict whether, or to what extent, its business may be affected by legislative and regulatory developments relating to specific pharmaceutical products or the pricing of such products, or to its overall business. The uncertainties involved, or any adverse regulatory developments, could significantly affect the Company’s operational results and its ability to achieve profitability.

C.            Organizational structure

ChemGenex Pharmaceuticals Limited is a limited liability corporation listed on the ASX. Its subsidiaries are set forth below:

Name of entity	Country of incorporation	Ownership interest (%)	Business
Autogen Research Pty Ltd	Australia	100	Research and development
ChemGenex Pharmaceuticals, Inc. (formerly ChemGenex Therapeutics, Inc.)	U.S. (Delaware)	100	Research and development

D.            Property, plant and equipment

The Company’s headquarters are in Geelong, Victoria, Australia.  Its headquarters, comprising leased premises of approximately 80 square meters, contains office space and storage space. The property plant and equipment recorded includes leasehold improvements, furniture and fittings, computer equipment, and equipment used in research and development by external providers.

These properties are in good condition.

The headquarters premises was leased from Deakin University on a monthly tenancy basis until a new three year lease agreement commenced on November 1, 2006. Designated research projects are subcontracted to third party laboratories including Deakin University.

ChemGenex Pharmaceuticals, Inc. leases approximately 2,400 square feet of corporate office space in Menlo Park, California, under a lease agreement that terminates on December 31, 2006.  The U.S. subsidiary also subleases approximately 500 square feet of laboratory space to conduct in vitro experiments to support oncology discovery and development programs in Menlo Park, California under a sublease that terminates on December 31, 2006. The Company is negotiating arrangements for the lease of these premises after December 30, 2006.

Environmental

The Company’s operations are not subject to any significant environmental regulations under either Australian Commonwealth or State legislation. The Company uses hazardous materials that could be dangerous to human health, safety or the environment. As appropriate, the Company stores these materials and various wastes resulting from their use at its facilities pending ultimate use and disposal. The Company is subject to a variety of federal, state and local laws in both Australia and the U.S. and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from the use of such materials. While the costs for compliance, including costs related to the disposal of hazardous materials, to date have been nominal, the Company may incur significant costs complying with both existing and future environmental laws and regulations. ChemGenex Pharmaceuticals, Inc. is subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal EPA may adopt regulations that may affect the U.S. subsidiary’s research and development programs. The Company is unable to predict whether any agency will adopt any regulations that could have a material adverse effect on its operations.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with Item 3A. “Selected consolidated financial data” and the Company’s audited consolidated financial statements, the notes thereto and other financial information appearing elsewhere in this Annual Report.  In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that reflect the Company’s plans, estimates, intentions, expectations and beliefs.  Actual results could differ materially from those discussed in the forward-looking statements.  See the “Risk Factors” section of Item 3D and other forward-looking statements in this Annual Report for a discussion of some, but not all factors that could cause or contribute to such differences.

The following review is based on the Company’s audited consolidated financial statements which are prepared under Australian Accounting Standards, a summary of the significant differences between these standards and U.S. GAAP is given below and more detailed information is provided in the Company’s audited consolidated financial statements included elsewhere in this Annual Report.

For all periods up to and including the year ended June 30, 2005 the Company prepared its financial statements in accordance with Australian generally accepted accounting practice (“AGAAP”). These financial statements for the year ended June 30, 2006 are the first the Company is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”).

Accordingly the Company has prepared financial statements that comply with AIFRS applicable for periods beginning after January 1, 2005 and the significant accounting policies meeting those requirements are described in the attached consolidated financial statements.. In preparing these consolidated financial statements, the Company has started from an opening balance sheet as at July 1, 2004, the Company’s date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS.

Recently issued but not yet adopted accounting pronouncements applicable to ChemGenex

Australian pronouncements

Amendment to AASB 121 The Effects of Change in Foreign Exchange Rates [AASB 2006-1]

A requirement of AASB 121 (issued in July 2004) is that a monetary item can be part of the reporting entity’s net investment in foreign operation provided the monetary item is denominated in the functional currency of either the reporting entity or the foreign operation.

In December 2005, the IASB amended IAS 21 so that a monetary item can be denominated in any currency and still be part of the reporting entity’s net investment in a foreign operation. The implications of the amendment are as follows-

•                  When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in the functional currency of the reporting entity, an exchange difference arises in the foreign operation’s individual financial statements.

•                  If such an item is denominated in the functional currency of the foreign operation, an exchange difference arises in the reporting entity’s separate financial statements.

•                  If such an item is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, an exchange difference arises in the reporting entity’s separate financial statements and in the foreign operations’s individual financial statements.

Such exchange differences are reclassified to the separate component of equity in the consolidated financial statements.

The Standard is applicable to ChemGenex annual reporting period beginning on July 1, 2006.

UIG Interpretation 8 Scope of AASB 2 Share based payment

This Interpretation clarifies that the scope of AASB 2 includes transactions in which the entity cannot identify specifically some or all ot the goods or services received as consideration for the equity instruments of the entity or other share-based payment.

AASB 2 applies to particular transactions in which goods or services are received, such as transactions in which an entity receives goods or services as consideration for equity instruments of the entity. This includes transactions in which the entity cannot identify specifically some or all of the goods or services received.

The entity shall measure the unidentified goods or services received at the grant date. However for cash-settled transactions, the liability shall be remeasured at each reporting date until it is settled.

This interpretation is applicable to ChemGenex annual reporting from July 1, 2006.

U.S. pronouncements

Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”).  SFAS 154 provides guidance on the accounting for and reporting of accounting changes, including changes in principle, accounting estimates, and the reporting entity, as well as, corrections of errors in previously issued financial statements.  SFAS 154 requires retrospective application of voluntary changes in accounting principle to prior period financial statements, unless it is impracticable to do so.  SFAS 154 also provides that a change in accounting estimate that is affected by a change in accounting principle is accounted for as a change in estimate.  SFAS 154 carries forward from APB 20, Accounting Changes, the reporting for a correction of an error, a change in the reporting entity, and the requirement to justify a voluntary change in accounting principle on the basis of preferability.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early adoption permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS 154 was issued.  The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2006 and does not believe the adoption of SFAS 154 will have a material effect on the consolidated financial statements.

Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB No. 109, Accounting for Income Taxes (“FIN 48”).  FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold      a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition.      In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies.  FIN 48 applies to all    tax positions related to income taxes subject to SFAS No. 109.  This includes tax positions considered to be “routine” as      well as those with a high degree of uncertainty.  The guidance contained in FIN 48 is also applicable to pass-through entities,      non-taxable entities, and entities whose tax liability is subject to 100% credit for dividends paid.  FIN 48 utilizes the following two-step approach for evaluating tax positions: recognition (step one) and measurement (step two).  Step one occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained on examination.  Step two is only addressed if step one has been satisfied.  Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more-likely-than-not to be realized on ultimate settlement.  Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained.  FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions.  FIN 48 requires expanded disclosures, including a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months.  These disclosures are required at each annual reporting period, unless a significant change occurs in an interim period.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company plans to adopt this pronouncement in fiscal year beginning July 1, 2007 and does not believe the adoption of FIN 48 will have a material effect on the consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances.  Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.  SFAS 157 clarifies the principle that fair value should be based  on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.  Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2008 and does not believe the adoption of SFAS 157 will have a material effect on the consolidated financial statements.

Differences between Australian accounting standards and U.S. accounting standards

The Company prepares its audited consolidated financial statements in accordance with AIFRS, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of the Company’s net loss and total equity in accordance with AIFRS and U.S. GAAP as of the dates and for the periods indicated:

Period	Year to June 30, 2006 A$’000	Year to June 30, 2005 A$’000

Net loss in accordance with A IFRS	(10,370)	(6,235)
Net loss in accordance with U.S. GAAP	(10,444)	(6,189)

As at	June 30, 2006	June 30, 2005

Total equity in accordance with AIFRS	31,005	25,235
Total equity in accordance with U.S. GAAP	14,073	8,378

See Note 27 to the audited consolidated financial statements included elsewhere herein for a description of the differences between AIFRS and U. S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net loss and total equity for the dates and periods indicated therein. Differences between AIFRS and U.S. GAAP that have a material effect on net loss and total equity relate to share-based compensation, purchase accounting and marketable securities.

Application of critical accounting policies

The Company prepares its financial statements in accordance with generally accepted accounting principles. As such, it is required to make estimates, judgments, and assumptions that management believes are reasonable based upon the information available. The estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 2 of the Company’s audited consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating its financial condition and results of operations are discussed below.

AIFRS  and U.S. GAAP

Revenue Recognition

Research revenue comprises amounts received for certain research and development activities under the Company’s collaborations with Merck Santé and Vernalis

For these contracts revenues are recognized as earned on a straight line basis over the lives of the respective agreements as this reflects the level of effort required over the performance period. Such agreements are performed on a “best efforts” basis with no guarantee of either technological or commercial success. Project funding received in advance of the period in which the associated research efforts are performed is included in deferred revenue.

U.S. GAAP

In-Process Research and Development

In connection with the June 21, 2004 merger with ChemGenex Therapeutics, Inc. (accounted for under the purchase method of accounting), for U.S. GAAP purposes the Company allocated A$16.6 million of the purchase price to in-process research and development projects that had not yet reached technological feasibility and are reasonably believed to have no alternative future use.  Under US GAAP this inprocess research and development expenditure was written off in the financial statements for that year. The value assigned to in-process research and development was determined by estimating the cost to develop the purchased in-process research and development into commercially feasible products, the percentage of completion at the acquisition date and the resulting net risk-adjusted cash flows from the projects, and discounting the net cash flows to their present value.  The discount rate of 43.5% used in determining the in-process research and development expenditures reflects a higher risk of investment because of the higher level of  uncertainty due in part to the nature of the Company and the industry to constantly develop new technology for future product releases.  The forecasts used by the Company in valuing in-process research and development were based on assumptions the Company believed at the time to be reasonable, but which are inherently uncertain and unpredictable.  Given the uncertainties of the development process, no assurance can be given that deviations from the Company’s estimates will occur and no assurance can be given that the in-process research and development projects identified will ever reach either technological or commercial success.

Share-based Compensation

Under U.S. GAAP, the Company had elected, to June 30, 2005, to account for share-based compensation attributable to the issuance of share options to directors and employees using the intrinsic value method as prescribed by APB No. 25. Accordingly, share-based compensation expense is only recorded if the quoted market price of the Company’s stock, as at the measurement date, exceeds the amount that the director or employee must pay. The intrinsic value attributable to unvested options is amortized over the remaining vesting period of the options.  For options that vest upon the achievement of a target stock price, compensation expense is recognized when the target is achieved.

Since July 1, 2005 the Company has accounted for share-based compensation attributable to share options granted to employees in accordance with FAS No. 123R (as for share-based compensation attributable to share options granted to non-employees) as detailed below.

Under U.S. GAAP, the Company accounts for share-based compensation attributable to share options granted to non-employees in accordance with FAS No. 123, Accounting for Stock-Based Compensation, as amended by FAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (collectively, “FAS No. 123”), and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF No. 96-18”).  Under FAS No. 123 and EITF No. 96-18, share-based compensation for stock options granted to non-employees is equal to the fair value of the share options as of the measurement date.  The Company determines the fair value of options granted to non-employees using the Black-Scholes option valuation model, which requires the input of highly subjective assumptions, including the estimated fair value of the Company’s common stock and expected stock price volatility.  Share-based compensation related to unvested options granted to non-employees is remeasured periodically as the underlying options vest.

A.            Operating results

The Company’s principal activity since July 1996 has been research and development of novel targets and therapeutics for human diseases including obesity, diabetes, depression and cancer. The Company has made losses since commencing its current principal activities. As at June 30, 2006, the Company’s accumulated deficit was A$ 81,023,002 compared to A$70,653,283 as at June 30, 2005.

The Company’s losses fluctuate from year to year principally due to the commencement or termination of collaborative research and development agreements, the timing of milestone payments, government grants, the level of interest income and variations in the level of expenditures relating to research and clinical development programs. The Company expects to incur continued losses in coming years. The Company continues to incur the greater part of its costs on personnel and external contract costs needed to support the research and development of its platforms, including expenses related to the protection of patent and other intellectual property rights.

Overview

The Company is a biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel medicines for cancer, diabetes, obesity, depression and anxiety. ChemGenex Pharmaceuticals Limited was formed through the merger of AGT Biosciences Limited and ChemGenex Therapeutics, Inc. on June 21, 2004. AGT Biosciences Limited was a publicly-listed company that specialized in the use of genomics tools to identify and validate novel targets for therapeutic intervention in diabetes, obesity, depression and anxiety. AGT Biosciences Limited, which had previously been called Autogen Limited (from May 1999 to March 2003) and Australia Wide Industries Limited (from July 1986 to May 1999), commenced biotechnology activities on July 10, 1996. On June 28, 2002, a 20% shareholding in Autogen Limited held by the then Executive Chairman was sold to the publicly-listed Australian investment company, Charter Pacific Corporation Limited. This led to a significant restructure of the management team and significantly improved financial performance of the Company. ChemGenex Therapeutics, Inc. was a private company incorporated in the state of Delaware on September 14, 1999 to use genomic tools and medicinal chemistry to accelerate the development of anti-cancer therapeutics. The merged entity commenced trading on the ASX as ChemGenex Pharmaceuticals Limited on June 29, 2004. The merged entity has an aggregate of 151,362,786 shares of ordinary stock outstanding.

To date, the Company has devoted substantially all of its resources to the development of its target discovery and validation technologies, research and development and preclinical and early stage clinical testing of Ceflatonin® (homoharringtonine) and Quinamed® (amonafide dichloride) and other product candidates. It has incurred net losses since the commencement of biotechnology operations and expects to incur substantial and increasing losses for the next several years as it expands its research and development activities and moves its product candidates into later stages of development. To date, the Company has no product revenue and has funded its operations primarily through the payments from pharmaceutical industry partners, issue of equity securities and interest income. It has established ongoing partnership agreements in its two main discovery programs; diabetes and obesity (with Merck Santé) and depression and anxiety (with Vernalis (R&D) Limited).  Planned core activities over the next several years are to:

•                  continue the development of Ceflatonin®, currently in Phase 2/3 clinical trial for the treatment of CML;

•                  continue the development of Quinamed®, currently in Phase 2 clinical trial for the treatment of solid tumors including prostate, breast and ovarian cancer;

•                  continue the development of its other cancer-treating product candidates;

•                  expand the Company’s research, discovery and development programs in the fields of diabetes and obesity;

•                  expand the Company’s research, discovery and development programs in the fields of depression and anxiety;

•                  advance the Company’s preclinical cancer-treating candidates into clinical development;

•                  establish and maintain sales and marketing operations;

•                  commercialize any product candidates that receive regulatory approval; and

•                  in-license technology and acquire or invest in businesses, products or technologies that are synergistic with the Company’s own.

ChemGenex has a limited history of operations with its current management team and business focus.

The Company’s business is subject to significant risks, including but not limited to the risks inherent in its ongoing clinical trials and the regulatory approval process, the results of its research and development efforts, competition from other products and technologies and uncertainties associated with obtaining and enforcing patent rights.

Results of operations – fiscal years

The following tables are intended to illustrate a tabular analysis of the consolidated income statements for the 2006 and 2005 fiscal years.

The table below shows contribution of different revenue types to total revenue for fiscal 2006 and 2005. All revenue was earned in Australia and is expressed in A$.

	2006	2005
		A$
Research revenue	1,676,297	3,527,312
Interest revenue	241,634	266,987
Patent reimbursement	230,223	104,085
Exchange rate benefit	—	—
Other revenue	148,868	196,902
Total revenue	2,297,022	4,095,286

The table below shows percentage revenue changes for fiscal 2006 and 2005:

	2006	2005
Revenues from ordinary activities	-43.9%	13.9%

The table below shows the proportion of individual expenses items to total operating costs for fiscal 2006 and 2005.

	2006	2005
Research expenditure	56.7%	44.7%
Employee costs	21.5%	25.5%
Patent costs	4.5%	4.3%
Legal costs	0.9%	1.0%
Depreciation	2.1%	2.7%
Amortization	0.0%	0.0%
Non-current asset write-down	0.0%	0.0%
Other expenses from ordinary activities	14.3%	21.8%

TOTAL EXPENSES	100.0%	100.0%

While the level of research and development expenditure has remained relatively constant for the past three fiscal years, the relativity to other expenses altered significantly in 2005 reflecting the increase in the Company’s operating base following the merger with ChemGenex Therapeutics Inc. in June 2004.

Comparison of fiscal year 2006 with fiscal year 2005

Revenue

The Company’s total revenue decreased by A$1.8 million or 43.9% from A$4.1 million in fiscal 2005 to A$2.3 million in fiscal 2006. The decrease primarily reflects the completion Research Agreements with Merck Sante Vernalis (R&D) Limited during the year which have not been replaced at the same agreements with similar revenue values.

Costs and expenses

The Company’s costs and expenses are detailed in the consolidated statements of financial performance.

Research expenditure

Research expenditure increased by 55% from A$4.6 million in fiscal 2005 to A$7.2 million in fiscal 2006. This reflects increased expenses associated with clinical trials for Ceflatonin incurred during the year.

Employee costs

Employee expenses increased by A$0.07 million or 3% to A$2.7 million in fiscal 2006,

Patent costs

Patent costs include regulatory charges involved in applying for, and maintaining, patent protection together with charges from patent attorneys for specialist advice on these matters. Patent costs are expensed as incurred. Patent costs increased by 29% in fiscal 2006 due to different timing of various patent activities.

Legal costs

Legal costs did not alter significantly from fiscal year 2005 to 2006.

Depreciation

No substantive change from previous year.

Amortization

With the introduction of AIFRS Accounting Standards from July 1, 2004 there were no Amortization costs recognised in fiscal 2006 or 2005.

Other expenses from ordinary activities

Other expenses from ordinary activities decreased by 20% from A$2.3 million in fiscal 2005 to A$1.8 million in fiscal 2006. This decrease primarily reflects the “one off” costs associated with the initial SEC registration and NASDAQ listing incurred fiscal June 2005.

Net loss

The Company’s net loss increased by A$4.1 million or 66% from A$6.2 million in fiscal 2005 to A$10.4 million in fiscal 2006 for the reasons described above.

B.            Liquidity and capital resources

The Company’s future revenues, liquidity and capital requirements are dependent upon several factors, including, but not limited to, its success in generating significant revenues from partnerships and/or sales; the time and cost required to manufacture and find partners for its products; the time and cost required for clinically developed products to obtain regulatory approvals; competitive technological developments; additional government-imposed regulation and control; and changes in healthcare systems which affect reimbursement, pricing or availability of drugs and market acceptance of drugs and drug technologies.

To date, the Company has funded its operations primarily through the payments from pharmaceutical industry partners and the issue of equity securities. From July 1, 1996, when the Company’s biotechnology activities commenced, it has received approximately A$60.5 million (including A$15.7 million in fiscal 2006) from the issue of equity securities. In addition, during this period, the Company has received A$26.0 million from its pharmaceutical partners for depression, diabetes and obesity research.

Over the past five years the Company has been able to obtain approximately 80% of the funding required for the combined diabetes, obesity, depression and anxiety contracts research spending via collaborative research agreements-

Period	Contract Research Spending	Collaborative Funding

	A$

Fiscal year 2006	3,859,875	1,641,855

Fiscal year 2005	4,065,119	3,760,142

Fiscal year 2004	4,308,627	2,875,401

Fiscal year 2003	4,476,305	4,501,101

Fiscal year 2002	4,100,780	3,362,728

Total since July 1, 2001	20,810,706	16,141,227

Net cash used in operating activities of A$8,485,618 in fiscal 2006 and A$6,944,186 in fiscal 2005 was primarily a result of the cash shortfall associated with our research activities (detailed in Item 4B – Business Overview - commercial and research and development collaborations) and expenses incurred for administration infrastructure.

As of June 30, 2006, the Company had A$15.5 million in available cash and cash equivalents. The Company’s existing cash reserves and revenues received from existing pharmaceutical partners will be utilized to support company administration costs, research costs and the ongoing cancer development and clinical trial programs. Based on existing cash and cash equivalents, the Company anticipates that it has adequate funds to operate at current levels and meet its contractual obligations, described further in Item 5F. “Tabular Disclosure of Contractual Obligations,” until the second half of calendar 2007 without obtaining further partnership agreements for the cancer clinical trial programs. The Company continues to monitor this situation and is constantly reviewing its relationships to ensure adequate funding will be available to support current projects.

Minimal cash has been provided by, or used for, investing activities during each of the three years in the period ended June 30, 2006.

While the Company’s cash resources are currently held in Australian dollars (A$), a significant part of its cash flow burden over the next year is committed to funding clinical trial programs in the U.S. The Company monitors the  potential foreign currency exposure from this situation and utilizes forward exchange contracts when appropriate to manage this risk.

C.            Research and product development programs

Included within research and development expenditure is the following external expenditure on research and development projects.

Over the last two years total expenditure on research and development has resulted in the consumption of significant cash resources, totaling A$11,829,352. The principal expenditures have been as follows:

Program	Expenditure July 2004 -June 2006

Diabetes and obesity	A$7,164,994

Depression	A$760,000

Cancer	A$3,904,358	-

Whilst the Company made no expenditure in cancer research until fiscal 2005, ChemGenex Therapeutics, Inc. had expended US$5,955,000 (A$9,353,000) in cancer related research. This expenditure is reflected in the purchase price paid by the Company for ChemGenex Therapeutics, Inc.

The major expenditure during the last two years by specific research undertaking is as follows:

Collaborator	Agreement and commencement date	Commitment at June 30, 2006	Expiry date	Expenditure July 2004-June 2006
Deakin University and the International Diabetes Institute	“Research Agreement – Psammomys obesus Diabetes / Obesity Discovery”	A$Nil	December 31, 2004	A$550,000

Gene discovery research according to instruction from the Company in the fields of obesity and diabetes. (February 28, 1997)

Deakin University	“Research Agreement – Functional Studies”	A$Nil	December 31, 2004	A$520,000

Gene and protein validation research according to instruction from the Company in the fields of obesity and diabetes. (June 26, 2000)

Deakin University	“the Research Agreement for Depression and Anxiety”	A$Nil	December 31, 2004	A$190,000

Gene discovery and validation research according to instruction from the Company in the fields of depression and anxiety. (August16, 2000)

Deakin University	“Research, License and Commercialization Agreement” (April 21, 2005)	A$1,210,000	December 31, 2006	A$3,630,000

International Diabetes Institute	“Research Agreement for Human Diabetes / Obesity Discovery”	A$131,892	December 31, 2006	A$1,606,027

Gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes. (January 14, 1998)

Southwest Foundation for Biomedical Research	“the Research Agreement”	US$342,876	December 31, , 2006	A$1,386,066

	Human genomics research according to instruction from the Company. (December 31, 2002)	(A$437,660)

Various contracts managed by ChemGenex Pharmaceuticals, Inc.	Ongoing preclinical and clinical development of cancer therapeutics (June 30, 2006 commitments based Premier Research CRO Agreement)	US$3,607,000 (A$4,859,208)	Trial dependent	A$3,881,390

These research and development expenses have been financed principally through working capital raised by equity placements and through ongoing funding from commercial collaborators.  Since its commencement of biotechnology activities in 1996 the Company has raised A$60.5 million, of which a net total of A$43.5 million has been invested in direct research expenditure by the Company through June 30, 2006.

See Item 4B. “Business overview - Components of the ChemGenex Discovery, Development and Validation Platforms” for further information on the current status of the development programs.

See Item 4B. “Business overview - Commercial Collaborations” for further information on the status of research and development and commercial collaborations.

See Item 3D. “Risk Factors” for the risks associated with developing and bringing drug candidates to market.

Research and Development

The Company has three programs; (i) cancer; (ii) diabetes and obesity; and (iii) depression and anxiety. The cancer program has two molecules in clinical trials and a suite of earlier-stage molecules in pre-clinical development. The latter two programs are preclinical, focusing on the discovery and validation of novel gene and protein targets and screening for small molecules that may have potential as new drugs to treat these diseases. The status of these three programs is discussed below.

Cancer

The cancer program has two therapeutic agents in Phase 2 clinical trials for three indications in the USA and several molecules in pre-clinical development.

Ceflatonin is currently in a Phase 2/3 trial in the U.S.A. and Europe for CML patients who have the T315I bcr-abl mutation that confers resistance to Gleevec® and Sprycel®. At the M.D. Anderson Cancer Center the Company is conducting a combination (with Gleevec®) therapy Phase 2 trial in CML patients who had failed Gleevec®. The Company is also conducting Phase 2 trials in patients with the bone marrow disease called myelodysplastic syndrome (“MDS”) in collaboration at the M.D. Anderson Cancer Center.

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
	A$000’s
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

The Company has launched an international Phase 2/3 study in CML patients with the T315I bcr-abl point mutation, which confers resistance to tyrosine kinase inhibitor therapy. The first patients were dosed in September 2006, and patients have commenced enrollment under FDA approved protocols in  Q3, 2007. The Company was awarded Fast Track status from the FDA for this trail on November 15, 2006. The Fast Track designation will enable the Company to file a New Drug Application  (“NDA”) on a  rolling basis as data becomes available. This permits the FDA to review the filing as it is received, rather than waiting fir an entire document prior to commencing the review process.

The Company has an additional Phase 2/3 study in CML patients who have failed both Gleevec and Sprycel. It is anticipated that the first patients will be enrolled in Q1, 2007.

Ceflatonin commenced in mid 2005 a Phase 2 clinical trial in combination with Gleevec to treat CML patients, who are Gleevec non responders, at the MD Anderson Cancer Center in Houston, Texas. This trial has been superceded by two international Phase 2/3 trials described above.

Ceflatonin is currently in a Phase 2 clinical trial to treat MDS patients at the MD Anderson Cancer Center in Houston, Texas. To date the study has completed treatments on nine patients, and approximately eleven more patients will be treated to complete the Phase 2 trial. Expected completion of this trial is during the first half of 2007.

A Phase 2 clinical trial of Quinamed in prostate cancer patients commenced in 2004. This trial was expanded to include ovarian and breast cancer patients in September 2005, and has completed enrollment of 48 patients. The trial is being performed at the Sarah Cannon Cancer Center in Nashville, Tennessee.

Due to the high level of funds required to support clinical trials the Company has decided to concentrate its activities on the trial involving Ceflatinon on CML patients with the T315I mutation, as this has been deemed to provide the best prospects for an early product approval at this time.

During these studies, the Company may seek to license the compounds to a pharmaceutical industry partner who would support appropriate registration-directed trials.

Actual and estimated direct expenditures associated with the progression of the cancer programs since June 21, 2004 (the merger with ChemGenex Therapeutics, Inc) to the end of fiscal 2008 are shown below.

	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005
	(Estimated)	(Estimated)	(Actual)	(Actual)
	A$000’s
Ceflatonin	5,915	5,949	2,002	349
Quinamed	157	230	111	110
Other pre-clinical projects	19	14	27	0
Total	6,091	6,193	2,140	459

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

Diabetes and Obesity

The current status of the diabetes and obesity program is that it is an ongoing discovery and validation program. That is, proprietary and non-proprietary technologies are employed to discover novel genes and proteins associated with the diseases, and small molecules screening is undertaken to identify potential therapeutic agents. The Company has discovered and protected, by patent application, more than 50 novel targets in these diseases.

Whilst the nuances of discovery research make accurate predictions difficult there are several discoveries that are at a stage that, based on the Company’s prior experience, would be ready to license to a partner to fund further research by mid 2007. The Company is under no obligation to continue with diabetes and obesity research, although this Program is supported by the Board and Management as one that could lead to material net cash inflows for the Company as royalty revenue. There are many risks involved in the progression of discovery programs to commercially released therapeutics; risks include the inability to effectively drug the target, undesirable complications, clinical trial results and competitive position of the market at the proposed time of release. Industry averages suggest that the probability of a validated target reaching the market are less than two percent, and the time taken for this progression varies from seven to 12 years.

Depression and Anxiety

The current status of the depression and anxiety program is that it is an ongoing discovery and validation program. That is, proprietary and non-proprietary technologies are employed to discover novel genes and proteins associated with the diseases, and a suite of biological validation technologies are used to confirm the potential of the discoveries as targets whose activities might usefully be modified by therapeutic agents. The Company has discovered and protected by patent application ten novel targets in these diseases.

As with the above-described diabetes and obesity project the Company is under no obligation to continue with this research, although this Program is supported by the Board and Management as one that could lead to material net cash inflows for the Company. There are many risks involved in the progression of discovery programs to commercially released therapeutics; risks include the inability to effectively drug the target, undesirable complications, clinical trial results and competitive position of the market at the proposed time of release. Industry averages suggest that the probability of a validated target reaching the market are less than two percent, and the time taken for this progression varies from seven to 12 years.

D.            Trend information

The Company is a development stage company and it is difficult to predict with any degree of accuracy the outcome of the Company’s research and development efforts.  The following are developments that the Company considers a possible progression in the near term in its business:

•                  Phase 2 clinical trials for Quinamed® and Ceflatonin®, Phase 2/3 clinical trials for Ceflatonin®  and possible partnering of these lead therapeutics with a pharmaceutical or biotechnology partner;

•                  Progression of targets from the diabetes and obesity target discovery program to preclinical development;

•                  Ongoing development of the depression and anxiety target discovery program; and

•                  Partnering of the novel satiation target for either therapeutic or over the counter development and ongoing development of that program.

For additional information on the current status of the Company’s product development and research programs, see above Item 4B, “Business overview - Commercial and Research and Development Collaborations” and Item 5C, “Research and Product Development Programs.” The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report.

E.             Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.             Tabular Disclosure of Contractual Obligations

The table below shows the contractual obligations and commercial commitments as at June 30, 2006:

		Payments due by period
In A$’s	Total	Less than 1 year	1-3 years	After 3 years
Operating leases(a)	39,606	39,606	—	—
Research expenditure commitments(b)	6,638,850	4,064,426	2,574,424	—

Total contractual cash obligations	6,678,456	4,104,032	2,574,424	—

(a)      As at June 30, 2006, the company leased office premises from Deakin University on a monthly tenancy basis at $551 per month. This arrangement was replaced by a three year lease commitment at $6,704 per annum commencing on November 1, 2006.

(b)     Research expenditure commitments include fees payable under the major research and development programs discussed in Item 5C. “Research and Product Development Programs” as well as fees payable to scientific consultants and advisors to the Company.

G.            Assets Acquired in a Business Combination to be used in Research & Development Activities

In June 2004 ChemGenex Pharmaceuticals Limited (then AGT Biosciences Limited) acquired all of the shares in ChemGenex Therapeutics Inc. for a total purchase price, including direct acquisition costs, of approximately A$17.1 million. The fair value of net tangible assets amounted to approximately A$0.1 million.

The remaining value received from the acquisition relates primarily to the relevant patents for the anti-cancer compounds Ceflatonin and Quinamed held by ChemGenex Therapeutics Inc. at the time of the acquisition, and the in process research and development already undertaken on these compounds.

Ceflatonin is a small molecule with established clinical activity as a single agent in blood cell cancers. Phase 2 trials of Ceflatonin commenced in patients with CML in European hospitals and the M.D. Anderson Cancer Center in Houston in 2006.

Quinamed is a synthetic small molecule with established anti-cancer activity in humans. Quinamed affects the growth of a number of tumor types; however, researchers have also noted some unpredictable side effects. Researchers have been working on treating patients with a precise and personal dose that maximizes Quinamed’s clinical effect while minimizing its side effects.

The development history of these compounds prior to the acquisition is as follows-

(a)          NCI in the USA began funding early research relating to the two projects in the early 1980’s.

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

The Company has developed discounted cash flow models for the compounds based on the following assumptions-

•                  Projected market share for the compounds based on the forecast market share for each type of cancer

•                  Projected cash flows based on patent expiry dates of 2022 for Ceflatonin and 2024 for Quinamed and allowed for eroded cash flows to 2026 for Ceflatonin and 2028 for Quinamed as generic drug providers take advantage of the patents expiries

•                  Research and development expenses projected over the forecast period by project, including an analysis of expenses incurred to June 2005 and remaining expenses expected until proposed approval dates

•                  Projected capital expenditure, depreciation, tax and working capital, and

•                  A risk-adjusted discount rate which the Company believes is toward the middle of the range adopted by “second stage” or “expansion” companies and slightly above the top end of the range of discount rates for Bridge/Initial Public Offering assessments usually undertaken by venture capital investors.

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

From these models the Company estimated the value of Ceflatonin at A$14.8 million and Quinamed at A$13.0 million. Based on these valuations, the Company concluded that the entire excess purchase price of A$17.0 million can be considered as in-process research and development, which is classified as goodwill under AIFRS.

Subsequent to the acquisition, there have been no significant developments related to the current status of the acquired in-process research and development that would result in material changes to the assumptions.

Failure to achieve the expected levels of revenue and net income from a product or products based on this acquired research and development will negatively impact the return on investment expected at the time that the purchase was completed and may result in impairment charges to the goodwill of A$17.0 million under AIFRS.

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

No director is related to any other. Biographical information with respect to the directors in office at June 30, 2006 is as follows:

Mr Brett Heading                                       B Com LLB(Hons) ASIA (Non-executive Chairman)

Mr Heading is an experienced corporate lawyer, a partner of McCullough Robertson for 20 years.  He specialises in capital raisings, mergers and acquisitions and board advice. He has a wide ranging client base including emerging companies in the biotechnology and agribusiness sectors. His government appointments include membership of the Takeovers Panel, and the Board of Taxation. During the past 3 years Mr Heading served as a director of the following ASX listed companies - Peplin Limited (from August 2000 to June 2004), Australian Cancer Technology Limited (from November 2004 to April 2005) and Village Life Limited (from October 2003 to April 2005). Age 50.

Dr Greg Collier                                                B.Sc(Hons) PhD (Chief Executive Officer and Managing Director)

Dr. Collier is one of Australia’s leading biotechnology executives, and is credited with leading the transformation of the former Australian genomics company Autogen into the integrated international biopharmaceutical company ChemGenex Pharmaceuticals. As CEO of the company, Dr. Collier has overseen the partnering of major research programs, the $14 million acquisition of a private US biotechnology company and listing of the company’s securities on the NASDAQ exchange. Dr. Collier is recognised internationally as a leader who has guided his company along a value-creating path towards marketed products, and is a regular invited speaker at international research and biotechnology conferences. Age 48.

Mr Kevin Dart                                                         (Non-executive Director)

Mr Dart has extensive experience in bringing new technologies to the market over the last 11 years and has been involved in listed and unlisted public companies over the past 17 years. Mr Dart has extensive experience in mergers and acquisitions, takeovers, capital raisings and cross-border transactions in the USA, Hong Kong, United Kingdom and Japan. He is Chief Executive/Managing Director of Charter Pacific Corporation Limited (from February 1989), a director of Monteray Group Limited (from August 2005). Mr Dart is a member of the company’s Remuneration Committee. Age 55.

Mr Roger Byrne                                             LLB. (Non-executive Director)

Mr Byrne is a former partner of Clayton Utz with extensive experience as a corporate lawyer. Mr Byrne engaged in mergers and acquisitions, public capital raisings, private equity raisings and corporate structuring. He consults to several clients on commercialisation and corporate issues and was a director of the ASX listed Monteray Group Limited (from April 2004 to August 2005).  Mr Byrne served as a member of the company’s Audit Committee until October 2006. Age 44.

Mr Elmar Schnee                                      B.Com M.Mktg (Non-executive Director)

Mr Schnee is General Partner and Member of the Executive Board of Merck KGaA and a director of a number of Merck KGaA subsidiaries. Mr Schnee has more than 20 years experience in the international pharmaceutical industry, with specific expertise in business development and marketing. Mr Schnee has a depth of understanding in product development and launch that is expected to enhance the company’s position as it progresses with the commercialisation of its core technologies through alliances and in-house development. Age 47.

Dr Dennis Brown                B.Sc M.A PhD (Executive Director)

Dr. Brown has over 25 years experience in the biotechnology and biopharmaceutical industries with specific experience in cancer research and product development. Dr. Brown received his PhD. degree from New York University, and held academic positions at Stanford University and Harvard University Medical School prior to beginning his industry career. Dr. Brown was a co-founder of Matrix Pharmaceutical Inc. and was the scientific founder of ChemGenex Therapeutics Inc. in 1999, shaping and leading the company’s clinical and early stage research programs. Age 57.

Mr Patrick Burns               BA LLB (Hons) (Non-executive Director)

Mr Burns has extensive experience as an executive and director in technology and venture capital organisations.  He is a director of firmView Inc. (from December 2003), Euclid Systems Corporation (from March 1998) and the ASX listed Progen Industries Limited (from March 1999).  Prior to this Mr Burns had over 25 years experience as a senior executive in the venture capital industry after practising law in New York with Milbank, Tweed, Hadley & McCloy.  Mr Burns is Chairman of the company’s Audit Committee and is also a member of the Remuneration Committee.  Age 69.

Mr Peter Bradfield             LLB (Non-executive Director)

Mr Bradfield is an experienced executive and director of Australian and international companies.  He is a former CEO of Energy Resources of Australia Limited and former Managing Director of the Elders Mining Group of companies.  Mr Bradfield also has substantial experience in the management of high technology platforms as a former director of the CSIRO and Cooperative Research Centres.  Mr Bradfield currently provides strategic marketing and development advice to a range of Australian and international clients and served as a director for the ASX listed Ticor Limited (from June 1998 to May 2004).  Mr Bradfield is Chairman of the company’s Remuneration Committee and is also a member of the Audit Committee. Age 64.

Mr Steven Cole                    (Alternate to Mr Kevin Dart, appointed May 5, 2006)

Mr Cole has a background in banking and finance and has over 20 years experience as Company Secretary and Chief Financial Officer of listed and unlisted companies. During this time he has been involved in mergers and acquisitions, takeovers, company restructures, management buy-outs and cross-border transactions in a wide range of industry sectors. Mr Cole has extensive experience establishing new public companies, undertaking initial public offerings, public capital raisings and listings on the Australian Stock Exchange, and has been associated with the NASDAQ listing of Australian companies. Age 53

B.            Compensation

The aggregate amount of compensation paid to all directors of the Company as a group by the Company and its subsidiaries for services in all capacities during fiscal 2006 was A$1,345,214 including A$273,774 of options.  This amount includes directors’ fees, salaries and bonus payments, but excludes amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for directors of the Company by the Company and its subsidiaries during fiscal 2006 was A$41,098  The Company’s remuneration policy for directors and executives is to:

•                  have regard to the directors’ experience and the nature and complexity of their work and due regard to directors’ remuneration in comparable companies in order to pay a competitive salary that attracts and retains management of the highest quality;

•                  link individual remuneration packages to the Company’s long-term performance through the award of share options and incentive schemes; and

•                  provide post-retirement benefits through the Company’s pension schemes.

There are four main elements of the remuneration package to executive directors:

•                  basic salary;

•                  benefits in kind;

•                  share options and incentives; and

•                  pension arrangements.

The remuneration of each of the directors and senior management who served during fiscal 2006 is set out below. For details regarding share options held by directors and senior management, see Item 6E. Share Ownership and Options.

Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.  The following table discloses the remuneration of the directors and senior management of the Company:

			Post employment	Equity	Other
Name	Salary/fees	Bonus	Superannuation	Options	Benefits	Total
Specified Directors	A$	A$	A$	A$	A$	A$
Brett Heading	70,532	—	—	—	—	70,532
Dr. Gregory Collier	379,097	—	27,973	273,774	20,628	701,472
Kevin Dart	50,000	—	4,500	—	—	54,500
Roger Byrne	50,000	—	4,500	—	—	54,500
Elmar Schnee	54.500	—	—	—	—	54,500
Dr. Dennis Brown	272,720	—	—	—	36,817	309,537
Patrick Burns	50,215	—	—	—	—	50,215
Peter Bradfield	45,833	—	4,125	—	—	49,958
Total Remuneration:
Specified directors	972,897	—	41,098	273,774	57,445	1,345,214

Specified Executives(a)
Harry Pedersen	254,302	—	—	—	26,702	281,004
Dr. James Campbell	160,550	—	14,449	69,769		244,768
Tina Herbert	202,966	—	—	—	13,407	216,373
Shawnya Michaels	124,078	—	—	—	24,442	148,520
Eric Merrigan	120,000	—	10,800	26,163	—	156,963
Total Remuneration:
Specified executives	861,896	—	25,249	95,932	64,551	1,047,628

(a)  Specified executives are the five highest paid non-consultant executives of the Company other than the Board of Directors.

C.            Board practices

All executives hold service contracts with the Company or one of its subsidiaries. Service contracts for Australian-based executives are for fixed terms, while those of U.S.-based staff are for an indefinite term. All service contracts are approved by the Board of Directors. The Company’s purpose in entering into service contracts with executives is to enable the recruitment of high quality executives and to obtain protection from their sudden departure to competitor companies. Additionally, service contracts optimize protection for the Company’s intellectual property rights and other commercially sensitive information.

The details of the senior management executives’ contracts are summarized below:

Executive	Date of Contract	Notice period for termination
Dr. Gregory R. Collier	July 1, 2003 – June 30, 2008	Six months
Dr. Dennis M. Brown	July 1, 2006 to June 30, 2007	Four months
Dr. James A. Campbell	September 1, 2006 –August 31, 2007	Three months
Eric P. Merrigan	October 1, 2006 – September 30, 2007	Three months
Shawnya Michaels	July 1, 2006 to June 30, 2007	One month
Tina Herbert	July 1, 2006 to June 30, 2007	One month
Dr. Kenneth R. Walder	December 20, 2002 – ongoing	Thirty days
Dr. John Blangero	September 4, 2001 – ongoing	Thirty days

The terms and conditions of the appointment of non-executive directors are set out in a formal letter of appointment which deals with the following matters:  duration of appointment (subject to approval of shareholders), remuneration, expectations concerning preparation and attendance at Board meetings, conflict resolution and the right to seek independent legal and professional advice (subject to the prior approval of the Chairman).  The Company is committed to practicing good corporate governance of its affairs as part of its management of relationships with its shareholders and other stakeholders. The Company seeks to uphold, and to report on compliance with, best practice in corporate governance. During the fiscal year ended June 30, 2006, and at present, the Company paid a premium in respect of a contract insuring the directors of the Company, the Company Secretary, and all executive officers of the Company and of any affiliate against a liability incurred as such by a director, Secretary or executive officer to the extent permitted by the Australian Corporations Act 2001, including

(a)           a willful breach of duty; or

(b)           a contravention of sections 182 or 183 of the Corporations Act 2001,

as permitted by section 199B of the Corporations Act 2001.

The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The Board

The Board of the Company is responsible for the Company’s system of corporate governance.  This includes responsibility for the approval of the annual and half-year financial report, the establishment of the long-term goals of the Company and strategic plans to achieve those goals, the review and adoption of annual budgets for the financial performance of the Company and monitoring the results on a quarterly basis, and ensuring that the Company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities. The Board currently comprises five directors: a Chairman with non-executive responsibilities, an executive director, and three non-executive directors.  The role of non-executive directors is to ensure that independent judgment is brought to Board deliberations and decisions.  The non-executive directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the Chairman.  It is the Company’s policy that the Board should comprise a majority of non-executive directors.

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

	Directors’ Meetings	Audit Committee Meetings	Remuneration Committee Meetings
Number of meetings held:	10	7	2
Number of meetings attended:
Brett Heading	10	—	—
Dr. Gregory Collier	10	—	—
Kevin Dart*	9	—	2
Roger Byrne	10	7	—
Elmar Schnee	3	—	—
Dr. Dennis Brown	9	—	—
Patrick Burns	8	7	2
Peter Bradfield	8	7	2
Stephen Cole*	1	—	—

During the year ended June 30, 2006  2 Circular Resolutions of Directors were also passed, pursuant to S248A of the Corporations Act 2001

* Mr. S.A. Cole was appointed as Alternate Director for Mr. K.J. Dart on May 5, 2006 and participated in the meeting which Mr. Dart was unable to attend.

The Board of Directors of the Company is responsible for the corporate governance of the Company.  The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable. In 2004 the Australian Stock Exchange Corporate Governance Council’s (the Council’s) “Principles of Good Corporate Governance and Best Practice Recommendations” (the Recommendations) were introduced.  ChemGenex Pharmaceuticals Limited’s Corporate Governance Statement is now structured with reference to the Council’s principles and recommendations, which are as follows:

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

Principle 7.             Recognize and manage risk

Principle 8.             Encourage enhanced performance

Principle 9.             Remunerate fairly and responsibly

Principle 10.           Recognize the legitimate interests of stakeholders

The Company’s corporate governance practices were in place throughout the year ended June 30, 2005 and were fully compliant with the Council’s best practice recommendations. For further information on corporate governance policies adopted by ChemGenex Pharmaceuticals Limited, refer to the Company’s website: www.chemgenex.com.

Board committees

In accordance with best practice, the Company has established an Audit Committee with written terms of reference that deal with its authorities and duties.  The terms of reference of the Audit Committee have been reviewed during the year and updated to ensure compliance with current best practice.

Audit committee

The Board has established an audit committee, which operates under a charter approved by the Board.  It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity.  This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.  The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the audit committee.

The committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.  All members of the audit committee are non-executive directors.

The members of the audit committee during the year ended June 30, 2006 were: Patrick O Burns (Chairman), Roger V. Byrne and Peter J. Bradfield.

Qualifications of audit committee members

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

The Audit Committee held seven meetings during fiscal year 2005.

Remuneration committee

On June 8, 2006 the Board established a Remuneration Committee to review all compensation arrangements for the directors, the chief executive officer and the executive team, under the direction of the Board, and to make recommendation to the Board on these matters.

The members of the remuneration committee are: Peter J. Bradfield (Chairman), Kevin .J. Dart and Patrick .O. Burns

Qualifications of remuneration committee members

P.J. Bradfield has over 30 years experience as a senior executive and director of public and private companies.

K.J. Dart has over 25 years experience as a senior executive and director of public and private companies.

P.O. Burns has over 40 years experience as a corporate lawyer, senior executive and director of public and private companies.

The Remuneration Committee held two meetings during fiscal year 2006.

It is the Company’s objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Board links the nature and amount of executive directors’ and officers’ emoluments to the Company’s financial and operational performance. The expected outcomes of the remuneration structure are:

•                  retention and motivation of key executives;

•                  attraction of quality management to the company; and

•                  performance incentives that allow executives to share the rewards of the success of the Company.

The Board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.  Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans.  It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company. Further details on the remuneration of directors and executives are also provided in Note 20 to the Company’s audited consolidated financial statements included elsewhere in this Annual Report.

All senior executives have the opportunity to qualify for participation in the Senior Executive Share Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.  Details regarding the issue of share options under this plan are provided in Note 15 to the Company’s audited consolidated financial statements included elsewhere in this Annual Report.

In relation to the payment of bonuses, options and other incentive payments, discretion is exercised by the Board, having regard to the overall performance of the Company and the performance of the individual during the period. There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

Scientific Advisory Board

The Company’s Scientific Advisory Board identifies new research opportunities and monitors existing programs.  Its members are as follows:

Professor Paul Zimmet, AO, MD, FRACP, FACE, is the Chairman of the Company’s Scientific Advisory Board. Professor Zimmet is a leading scientist in the fields of diabetes and obesity. He is Professor/Director of the International Diabetes Institute, Professor of Diabetes at the Monash University, Honorary Professor at Deakin University and Professor in the Graduate School of Public Health at the University of Pittsburgh in the U.S.  He is actively involved with the World Health Organization’s diabetes and obesity study groups and is a member of the Australian Federal Government National Advisory Group on Diabetes and the Victorian Government Advisory Committee for Diabetes. In 2004, Professor Zimmet was awarded the Hellmut Mehnert Award at the 40th annual meeting of the European Association for the Study of Diabetes.

Dr. John Blangero, PhD, is a scientist at the Department of Genetics at the Southwest Foundation for Biochemical Research in San Antonio, U.S. He is the first researcher from the Southwest Foundation to be selected for a “Method to Extend Research in Time” (MERIT) award from the U.S. National Institutes of Health. He is a leading international statistical geneticist. Dr. Blangero is also on the management team of the Company where he serves as the Chief Scientific Director of Human Genomics.  He was responsible for developing new statistical software to increase greatly the amount of data that could be handled in genetic studies of families. Dr. Blangero leads a number of government-funded research projects in the U.S. related to the genetics of common complex diseases.

Professor Ian Gust, AO, MD, FRCPA, FRACP, FTS, was the founding Director of the MacFarlane Burnet Centre for Medical Research and subsequently was Research and Development Director for CSL Limited (“CSL”).  During the ensuing decade, he was responsible for managing a research and development budget of more than A$20 million per annum.  Recently retired from CSL, Professor Gust serves as a scientific adviser to Bill and Melinda Gates Children’s Vaccine Program, the International AIDS Vaccine Initiative and the World Health Organization.  He is a non-executive director of Promics Pty Ltd, Biota Holdings Limited and Biota, Inc..

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

Majority of Independent Directors:  The Company follows home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(1) that the majority of the Board of each issuer be comprised of independent directors as defined in Marketplace Rule 4200.  The Company’s Board of Directors is not comprised of a majority of independent directors, a practice which is not prohibited by the laws of Australia.  The ASX does not have a requirement that each issuer’s Board be comprised of a majority of independent directors.  Furthermore, no law, rule or regulation of the Australian Securities and Investments Commission (“ASIC”), the public authority which exercises securities law jurisdiction over the Company, has such a requirement nor does the Corporations Act (the “Act”), which is the applicable corporate law legislation.

Compensation of Officers:  The Company follows home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(3) that chief executive compensation be determined or recommended to the Board by the majority of independent directors of a compensation committee of independent directors.  Similarly, compensation of other officers is not determined or recommended to the Board by a majority of the independent directors or a compensation committee comprised solely of independent directors.  These decisions are made by the Company’s Board as a whole, and it is not comprised of a majority of independent directors; the Company has no remuneration committee.  The ASX does not have a requirement that each listed issuer have a remuneration committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation.  Such home country practices are not prohibited by the laws of Australia.

Nomination:  The Company follows home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(4) that director nominees be selected or recommended by a majority of the independent directors or by a nominations committee comprised of independent directors.  These decisions are made by the Company’s Board as a whole, and it is not comprised of a majority of independent directors; the Company has no nominations committee.  The ASX does not have a requirement that each listed issuer have a nominations committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation.  Accordingly, selections or recommendations of director nominees by a board of directors that is not comprised of a majority of directors that are not independent is not prohibited by the laws of Australia.

Quorum:  The Company follows home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(f) that each issuer provide for a quorum of at least 331/3 percent of the outstanding shares of the issuer’s common stock (voting stock).  Pursuant to its Constitution the Company is currently required to have a quorum for a general meeting of two persons holding ordinary shares.  The practice followed by the Company is not prohibited by Australian law.

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

As at June 30, 2006, the Company employed seven individuals on a full-time basis.

The Company employs a number of contract employees in research and development.  During the last fiscal year, the average number of contract employees was 50.

The following table summarizes the number of full-time employees employed by the Company, including executive directors, as at the year end of the last three fiscal years:

	June 30,
2006	2005	2004

7	8	8

E.             Share ownership and options

The relevant interest of each director in the share capital of the Company as notified by the directors to the ASX in accordance with S205G(1) of the Corporations Act 2001 at June 30, 2005 is as follows:

	Ordinary shares	Options over ordinary shares
Brett Heading	100,000	—
Dr. Gregory Collier	—	3,800,000
Kevin Dart	28,259,247	7,399,324
Roger Byrne	—	—
Elmar Schnee	18,833,750	4,439,308
Dr. Dennis Brown	14,398,297	—
Patrick Burns	—	—
Peter Bradfield	—	—

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

Information with respect to the number of options granted under the ESOP is as follows:

	Year to June 30, 2006		Year to June 30, 2005
	Number of options	Weighted average exercise price (A$)	Number of options	Weighted average exercise price (A$)
Balance at beginning of period	1,775,000	0.71	1,440,000	0.74
- granted	544,500	0.54	360,000	0.56
- forfeited	(40,000)	0.52	—	—
- exercised	—	—	(25,000)	0.50
Balance at end of period	2,279,500	0.67	1,775,000	0.71
Exercisable at end of period	1,664,500	0.53	1,160,000	0.52

In addition to options granted under the ESOP, 3,300,000 options have been granted to Dr. Gregory Collier after approval by shareholders at General Meetings. Details of theses options and ESOP options granted to Dr. Gregory Collier are included in Notes 14 and 24 to the Company’s audited consolidated financial statements.

The Company uses the fair value measurement provisions of AASB 2 ‘Share-Based Payments’ for all options granted to directors and relevant executives after November 7, 2002. The straight-line amortization of the fair value of such grants over the vesting period is disclosed as part of director and executive emoluments.  Options granted as part of director and executive emoluments have been valued using the Black-Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.  See below for further details.

Fair values of options: The fair value of each option is estimated on the date of grant using Black-Scholes option pricing model with the following assumptions used for grants made during the 2006 financial year:

Option exercise price	$0.43 and $0.65

Share price at date of issue	$0.54 and $0.64

Dividend yield	0%

Expected volatility	70%

Risk-free interest rate at issue date	5.4%

Life of option	4.1 and 4.5 years

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

The resulting weighted average fair values per option for those options vesting after July 1, 2003 are:

Number of options	Grant date	Vesting date	Weighted average fair value (A$)
300,000	November 21, 2003	November 21, 2003	0.34
310,000	November 21, 2003	November 21, 2003	0.36
1,000,000	June 21, 2004	June 21, 2004	0.35
1,000,000	June 21, 2004	June 21, 2006	0.35
500,000	June 21, 2004	June 21, 2007	0.35
500,000	June 21, 2004	June 21, 2008	0.35
360,000	December 21, 2004	December 21, 2004	0.40
275,000	September 23, 2005	September 23, 2005	0.35
269,500	February 22, 2006	February 22, 2006	0.36

Under AIFRS these fair values are recognized as expenses in the financial statements when the options were granted after 7 November 2002 and vested after 1 July 2005.

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major shareholders

As at November 30,, 2006 the Company had knowledge of the following ownership interest (direct and beneficial) of 5% or greater in its ordinary shares:

Shareholder	Number of shares held	% of issued shares
Charter Pacific Corporation Limited	28,110,087	18.6%
Merck Santé	18,793,750	12.4%
Queensland Investment Corporation	15,158,424	10.0%
Dr. Dennis M. Brown	14,398,297	9.5%

Charter Pacific Corporation Limited is a publicly listed company with approximately 2,700 shareholders as at November 30, 2006.  Charter Pacific Corporation Limited is noted as a related party as it is a major shareholder and as Mr. Kevin Dart is a director of ChemGenex Pharmaceuticals Limited and a director, and Chief Executive Officer, of Charter Pacific Corporation Limited.

Queensland Investment Corporation is wholly owned by the Government of the State of Queensland in the Commonwealth of Australia.

At November 30, 2006 calculation of major shareholders, the issued share capital of the Company was 151,362,786 ordinary shares.  The major shareholders do not have different voting rights.

At November 30, 2006, the directors of the Company controlled ordinary shares representing approximately 40.7% of the Company’s outstanding share capital, as follows:

Directors	Number of shares held

Brett Heading	100,000
Kevin Dart	28,259,247
Elmar Schnee	18,833,750
Dr. Dennis Brown	14,398,297
Total	61,591,294

Specified Executives	Number of shares held

Harry Pedersen	1,203,377
Dr. James Campbell	5,000
Tina Herbert	760,027
Shawnya Michaels	760,027
Eric Merrigan	50,000
Total	2,778,431

As far as is known to the Company and subject to the disclosure provided under Item 8B.  “Financial information — Significant Changes” the Company is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change of its control.

B.                                Related party transactions

Legal services were provided by McCullough Robertson lawyers, a legal firm of which Mr. Brett Heading is a partner. The value of legal services provided by McCullough Robertson lawyers was A$52,237 and A$52,934, during the years ended June 30, 2006, and 2005, respectively. During the four months from July to October 2006, the value of legal services provided by McCullough Robertson was $10,600.

Mr. Brett Heading is a director of two companies that are the joint holders of 5% of the shares of Global Markets Capital Group LLC (“GMCG”) which has provided advisory and consulting services to the Company. The value of advisory and consulting services provided by GMCG was A$53,751and A$65,214, during the years ended June 30, 2006and 2005, respectively.  During the four months from July to October 2006 the value of services provided by GMCG was $15,990. Mr. Brett Heading has no beneficial interest in the two companies that are 5% shareholders in GMCG.

As an individual investor, Mr. Brett Heading holds 100,000 shares in the Company.

Mr. Kevin Dart is a director and shareholder of Charter Pacific Corporation Limited, which holds 28,110,087 shares and 7,399,324 options exercisable at A$1.25 expiring March 12, 2010 in the Company.  Charter Pacific Corporation Limited is a 40.7% shareholder of GMCG that has provided advisory and consulting services to the Company as indicated above. Mr. Dart is associated with a private superannuation fund which holds 149,160 shares in the Company.

Mr. Elmar Schnee is a director of Merck Santé which holds 18,793,750 shares and 4,439,308 options exercisable at A$1.25 expiring March 12, 2010 in the Company. As an individual investor Mr. Schnee holds 40,000 shares in the Company. Merck Santé is party to research and development and commercialization agreements with the Company’s 100% owned subsidiary Autogen Research Pty Ltd.  Under these ongoing agreements Merck Santé provided research and development payments to Autogen Research Pty Ltd totaling A$1,666,276 and  A$2,637,198 for the years ended June 30, 2006, and 2005, respectively.  Under existing agreements Merck Santé was not due to provide, and has not provided research and development funding between July and October 2006.

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

B.                                    Significant changes

On December 5, 2006 Mr. Dennis Wade was appointed a director of the Company. Mr Wade will take the place of Roger Byrne on the Audit Committee. Mr. Byrne remains a director of the Company. The Company is not aware of any other matter or circumstance that has arisen since June 30. 2006 that has significantly affected, or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the consolidated Company in future fiscal years.

ITEM 9.                                                     THE OFFER AND LISTING

A.                                    Offer and listing details

Trading market for ordinary shares and ADRs

The Company’s ordinary shares were listed on the ASX on July 10, 1986. The ASX is the principal trading market for the ordinary shares.  The following table sets forth, for the periods indicated, the highest and lowest market quotations for the ordinary shares reported on the Daily Official List of the ASX.

Annual high and low market price of ordinary shares and average daily trading volume on ASX for last five full fiscal years

		High (A$)	Low (A$)	Ave. daily trading volume

2006	July 1, 2005 to June 30, 2006	0.72	0.37	71,880
2005	July 1, 2004 to June 30, 2005	0.80	0.43	95,048
2004	July 1, 2003 to June 30, 2004	0.84	0.25	247,578
2003	July 1, 2002 to June 30, 2003	0.65	0.17	84,713
2002	July 1, 2001 to June 30, 2002	1.15	0.47	27,027

Quarterly high and low market price of ordinary shares and average daily trading volume for last two full fiscal years and beyond

		High (A$)	Low (A$)	Ave. daily trading volume
Fiscal 2007	September quarter	0.55	0.34	121,669
Fiscal 2006	June quarter	0.62	0.37	133,959
	March quarter	0.66	0.58	50,995
	December quarter	0.68	0.47	54,481
	September quarter	0.72	0.50	48,083
Fiscal 2005	June quarter	0.80	0.43	114,678
	March quarter	0.69	0.48	45,166
	December quarter	0.73	0.47	143,504
	September quarter	0.58	0.43	76,843

Monthly high and low market price of ordinary shares and average daily trading volume for last six months

	High (A$)	Low (A$)	Ave. daily trading volume
November 2006	0.68	0.49	194,508
October 2006	0.52	0.46	145,024
September 2006	0.48	0.41	61,792
August 2006	0.55	0.43	109,978
July 2006	0.44	0.35	193,237
June 2006	0.46	0.34	288,872

As at December 15,, 2006 the ordinary shares closed at AUD0.62  cents.

At December 15, 2006 the Company had 151,362,786 ordinary shares issued and outstanding. The shares are without par value. See Item 10B Memorandum and articles of incorporation for a detailed description of the rights attaching to the shares. Also see Item 12A. “American Depositary Shares” for a description of the rights attaching to the ADR.

On December 10, 2002 the Company established a Level I ADR program, in which the ordinary shares trade in the form of ADSs, which are evidenced by American Depositary Receipts or ADRs, issued by The Bank of New York, as Depositary, and registered on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.

The Company’s Level I ADR program was upgraded to a Level II program on June 28, 2005, in connection with the Company’s listing on the NASDAQ Capital Market. One American Depositary Share (“ADS”) represents fifteen ordinary shares.

As of November 30, 2006 there were approximately 34,400 record holders of the Company’s ordinary shares, of which 9.1% of the total ordinary shares issued and outstanding were held of record by 86 U.S. residents (based solely on their addresses).

As of December 15, 2006, there were 45,616 ADRs outstanding.

Annual high and low market price ADR’s and average daily trading volume on NASDAQ for full fiscal years since listing

		High (US$)	Low (US$)	Ave. daily trading volume
2006	July 1, 2005 to June 30, 2006	8.55	4.12	1,588

Quarterly high and low market price of ADRs and average daily trading volume since NASDAQ listing

		High (US$)	Low (US$)	Ave. daily trading volume
Fiscal 2007	September quarter	5.64	3.90	193
Fiscal 2006	June quarter	8.25	4.12	497
	March quarter	7.57	5.15	1,243
	December quarter	8.48	5.49	3,749
	September quarter	8.55	6.00	863

Monthly high and low market price ADRs and average daily trading volume for the last six months

	High (US$)	Low (US$)	Ave. daily trading volume
November 2006	7.90	5.40	542
October 2006	5.65	4.70	309
September 2006	5.54	4.97	75
August 2006	5.64	4.82	374
July 2006	4.64	3.90	130
June 2006	4.94	4.12	463

As at December 15, 2006 ADRs on the NASDAQ Capital Market closed at US$7.31

B.                                  Plan of distribution

Not applicable.

C.                                  Markets

The Company’s ordinary shares were listed on the ASX on July 10, 1986. The ASX is the principal trading market for the ordinary shares.

The Company’s ADRs were listed on the NASDAQ Capital Market on June 28, 2005. Each ADR evidences 15 ordinary shares.

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

ITEM 10.                                              ADDITIONAL INFORMATION

A.                                                            Share capital

Not applicable

B.                                    Memorandum and articles of incorporation

Incorporated by reference to the Company’s Registration Statement on Form 20-F (file no. 0-51373) filed with the Commission on June 23, 2005.

C.                                    Material contracts

The following contracts are the only contracts not entered into in the ordinary course of business which have been entered into by the Company within two years immediately preceding the date of this document and are or may be material to the Company:

The Company’s principal commercial collaborations are described under Item 4.B. “Business overview – commercial and research and development collaborations.”

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

D.                                    Exchange controls and other limitations affecting security holders

Exchange controls

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and, generally, no permission is required to be given to the Company for the movement of funds in and out of Australia.  However, from time to time, Australian foreign exchange controls are implemented against prescribed countries, entities and persons.  Certain transactions relating to Iraq, the National Union for the Total Independence of Angola (UNITA), certain persons associated with the former government of the Federal Republic of Yugoslavia, and ministers and senior officials of the Government of Zimbabwe are currently prohibited, without the specific prior approval, of the Reserve Bank of Australia.  Restrictions also apply to transactions, accounts and assets relating to the Taliban, Osama bin Laden, the Al-Qaida organization and other persons and entities identified as terrorists or sponsors of terrorism.

Accordingly, at the present time, remittances of any dividends, interest or other payment by the Company to non-resident holders of the Company’s securities in the U.S. are not, subject to the above, restricted by exchange controls or other limitations.

Takeovers Act

There are no limitations, either under the laws of Australia or under the Constitution of ChemGenex Pharmaceuticals Limited, to the right of non-residents to hold or vote the Company’s ordinary shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non-Australian residents, including U.S. residents, to hold ordinary shares but does not affect the right to vote, or any other rights associated with any ordinary shares held in compliance with its provisions.  Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.  The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition.  At January 31, 2005, approximately 39.6% of the Company’s fully paid outstanding ordinary shares were held by shareholders outside Australia.  In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company. However, there are no other statutory or regulatory provisions of Australian law or ASX requirements that restrict foreign ownership or control of the Company.

Corporations Act 2001

As applied to the Company, the Corporations Act 2001 (the “Corporations Act 2001”) prohibits any legal person (including a corporation) from acquiring a relevant interest in ordinary shares if after the acquisition that person or any other person’s voting power in the Company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.

In general terms, a person is considered to have a “relevant interest” in a share in the Company if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises.  The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest.  For example each person who has voting power above 20% in a company which in turn holds shares in the Company is deemed to have a relevant interest in those shares.  Certain situations (set out in section 609 of the Corporations Act 2001) which would otherwise constitute the holding of a relevant interest are excluded from the definition.

A person’s voting power in the Company is that percentage of the total votes attached to ordinary shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.

E.                                    Taxation

This summary is based on the tax laws of the U.S.(including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and on the Australian tax law and practice as in effect on the date hereof.  In addition, this summary is based on the income tax convention between the U.S. and Australia (the “Treaty”). The foregoing laws and legal authorities as well as the Treaty are subject to change (or changes in interpretation), possibly with retroactive effect.  Finally, this summary is based in part upon the representations of the Company’s ADR Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, inheritance taxation, stamp duty and goods and services tax.  This discussion does not address all aspects of U.S. or Australian federal tax considerations that may be important to particular investors in light of their individual investment circumstances or investors subject to special tax regimes, like broker-dealers, insurance companies or financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts or real estate mortgage investment conduits, persons who actually or constructively own ten percent or more of the Company’s ADRs or ordinary shares, persons who hold ADRs or ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments, persons who have elected mark-to-market accounting, or persons who acquired their ADRs or ordinary shares through the exercise of options or similar derivative securities or otherwise as compensation.  This discussion applies only to shares held as capital assets.  Prospective investors are urged to consult their tax advisers regarding the U.S. and Australian federal, state and local tax consequences and any other tax consequences of owning and disposing of ADRs and ordinary shares.

Australian Tax Consequences

In this section the Company discusses Australian tax considerations that apply to non-Australian tax residents who are residents of the U.S. with respect to the ownership and disposal by the absolute beneficial owners of ADRs.  This summary does not discuss any foreign or state tax considerations, other than stamp duty.

Nature of ADRs for Australian Taxation Purposes

ADRs held by a U.S. Holder will be treated for Australian taxation purposes as held under a “bare trust” for that holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADR holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADR holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis the Company discusses the tax consequences to non-Australian resident holders of ordinary shares which, for Australian taxation purposes, will be the same as to U.S. Holders of ADRs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by the Company to non-Australian resident stockholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a stockholder is a resident of a country with which Australia has a double taxation agreement. Under the provisions of the Treaty, the Australian tax withheld on unfranked dividends paid by the Company to which a resident of the U.S. is beneficially entitled is generally limited to 15% if the U.S. resident holds less than 10% of the voting rights of the Company, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the stockholder carries on business or provides independent personal services, respectively. Where the U.S. resident holds 10% or more of the voting rights of the Company, the withholding tax rate is reduced to 5%.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares.  If a non-Australian resident stockholder did own a 10% or more interest, that stockholder would be subject to Australian capital gains tax to the same extent as Australian resident stockholders. The Australian Taxation Office maintains the view that the Double Taxation Convention between the U.S. and Australia does not limit Australian capital gains tax. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%.  Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

To the extent an amount would be included in a non-Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a stockholder were a resident of both Australia and the U.S. under those countries’ domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the U.S. and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

Any transfer of shares through trading on the ASX, whether by Australian residents or foreign residents, are not subject to stamp duty within Australia.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

U.S. Federal Income Taxation

As used below, a “U.S. Holder” is a beneficial owner of an ADR or ordinary share that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.  For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of an ADR or ordinary share that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder.

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

Taxation of Dividends

U.S. Holders.  In general, subject to the passive foreign investment company rules discussed below, a distribution on an ADR will constitute a dividend for U.S. federal income tax purposes to the extent made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles.  If a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. Holder’s tax basis in the ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain.  For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on an ADR (which will include the amount of any Australian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income.  The amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. Holder receives the dividend or, in the case of a dividend received in respect of an ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars.  Any gain or loss realized on a conversion or other disposition of the Australian dollars generally will be treated as U.S. source ordinary income or loss.  Any Australian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law.  For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of the current foreign tax credit limitation rules.  For taxable years beginning after December 31, 2006, “financial services income” generally will be treated as “general category income,” and “passive income” generally will be treated as “passive category income.”  A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received on an ADR to the extent the U.S. Holder has not held the ADR for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADR are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult your own tax adviser to determine whether and to what extent you would be entitled to this credit.  You should consult your tax adviser with respect to the determination of the foreign tax credit limitation, as the relevant rules are complex and are scheduled to change in future years.  Alternatively, any Australian withholding tax may be taken as a deduction against taxable income if the U.S. Holder elects to deduct rather than credit all of his foreign income taxes.  A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on an ADR before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.”  A dividend will be a qualified dividend if (a) the dividend is paid on an ordinary share and the ordinary shares are readily tradable on an established securities market in the United States and (b) the dividend is paid on an ADR or an ordinary share and the Company is eligible for benefits of a comprehensive income tax treaty with the United

States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, (A) in the case of taxable years of the Company beginning before January 1, 2005, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”), and (B), in the case of taxable years beginning after December 31, 2004, a PFIC.  Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs are repealed.  The ADRs will be listed on the NASDAQ Capital Market.  It is not clear whether that listing will qualify them as readily tradable on an established securities market in the United States.  Moreover, because only the ADRs and not the shares themselves are listed on a U.S. exchange, based on existing guidance it is not clear whether dividends paid by the Company will be treated as paid on shares that are readily tradable on an established securities market in the United States.  However, the Treaty satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, the Company should be a resident of Australia entitled to the benefits of the Treaty.  Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC, FPHC or FIC for U.S. federal income tax purposes for its 2005 taxable year and was not a PFIC for its 2006 taxable year.  However, because the determination of whether the Company is a PFIC is based upon the composition of the income and assets from time to time, there can be no assurances that the Company will not become a PFIC for any future taxable year. However, as described in the section below entitled “Passive Foreign Investment Company Rules,” if the Company were a PFIC in a year while a U.S. Holder held an ADR or ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ADR or ordinary share, the ADR or ordinary share remains an interest in a PFIC for all future years or until such an election is made.  The Internal Revenue Service takes the position that that rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.  Even if the Company has not been a PFIC in any prior year and is not currently a PFIC, because the composition of the Company’s income and assets will vary over time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.  The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them.  Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax.  Holders of ADRs and ordinary shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Non-U.S. Holders.  A dividend paid to a non-U.S. Holder of an ADR will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ADR).  A non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. Holder.  A corporate non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. Holders.  Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ADR, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted basis in the ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Any gain a U.S. Holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss generally will be a U.S. source loss.  If an Australian tax is paid on a sale or other disposition of an ADR, the generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. Holder from obtaining a foreign tax credit for the Australian tax.

In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%.  In later years, the maximum tax rate on the net capital gain of an individual will be 20%.  The deductibility of capital losses is subject to limitations.

Non-U.S. Holders.  A non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of an ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ADR), or (ii) in the case of a non-U.S. Holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply.  Any effectively connected gain of a corporate non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2005 or 2006 taxable years.

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

If the Company is treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations—Taxation of Dividends” and “—U.S. Federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. Holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR and (ii) any “excess distribution” by the Company to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the ADR exceed 125% of the average annual taxable distributions the U.S. Holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the ADR).  Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years.  A U.S. Holder who owns an ADR during any year the Company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. Holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements.  Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year.  The Company has not yet determined whether, if it is a PFIC, it would make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election.  It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any year the Company is a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. Holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest.

In lieu of a QEF election, a U.S. Holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. Holder’s adjusted basis in the stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years.  A U.S. Holder’s adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election.  If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election.  A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a national securities exchange that is registered with the SEC or on a designated national market system or on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. The ADRs will be listed on the NASDAQ Capital Market. It is not clear whether trading on that market will qualify them as readily tradable on an established securities market in the United States. Thus, there is no certainty that the shares will be considered “marketable stock” for these purposes unless and until the Internal Revenue Service designates the ASX as having rules adequate to carry out the purposes of the PFIC rules.  There can be no assurance that the Internal Revenue Service will make that designation.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, an ADR to a U.S. Holder generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. Holder provides an accurate taxpayer identification number or otherwise establishes an exemption.  The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided certain required information is furnished to the Internal Revenue Service.  A non-U.S. Holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADRs or ordinary shares.  Holders should consult their tax adviser(s) concerning the tax consequences to them in his particular situation.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADRs or ordinary shares.  Holders and potential holders should consult their tax adviser(s) concerning the tax consequences relevant to them in their particular situation.

F.                                      Dividends and paying agents

Not applicable

G.                                    Statement by experts

Not applicable

H.                                    Documents on display

This Annual Report on Form 20-F and any related documents may be inspected by investors at the Company’s registered office at Edmondson Turner & Co., 439 Bay Street, Brighton, Victoria, Australia, or at the Company’s headquarters at Pigdons Road, Waurn Ponds, Victoria, Australia or at the public reference room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549, at prescribed rates.  The Company is subject to the information requirements of the U.S.  Securities Exchange Act of 1934, as amended, and, in accordance therewith, is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission in electronic form.  More information concerning the public reference room of the SEC can be obtained by calling the SEC at 1-800-SEC-0330.  The SEC filings of the Company are available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.  The Company also maintains a website at www.chemgenex.com.  Information on the Company’s website and websites linked to it do not constitute part of this Annual Report.

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

Foreign currency exchange rates

The principal currency of the Company is the Australian dollar. Under existing partnership agreements the Company receives funds Euros. Cash to fund working capital requirements is managed centrally in Australia and held in Australian dollars.

The following table shows the sensitivity of the Company’s 2006/2007 earnings as a result of an appreciation or depreciation in the value of the June 30, 2006 exchange rate of the Australian dollar against the Euro based on foreign currency receipts from partnership agreements against the the US dollar for commitments for research expenditure existing at June 30, 2006.  ..

	A$ Depreciation				A$ Depreciation
	-15%	-10%	-5%	0%	5%	10%	15%
	€54,193	36,129	18,064	—	(18,064)	(36,129)	(54,193)
US $	(342,718)	(228,417)	(114,239)	—	114,439	228,478)	342,718
Total	(288,525)	(192,288)	(96,175)	—	96,175	192,288	288,525

Interest rates

Cash, held in call and short-term deposit accounts at the National Australia Bank Limited and Greater Bay Bank are subject to variable interest rates. The Company does not consider its exposure to interest rates to be significant.

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

PART II

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                              MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                              CONTROLS AND PROCEDURES

A.  Controls and Procedures

As of June 30, 2006 the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, reviewed  the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that review, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company’s existing disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.

In preparation for the adoption of Section 404 of the Sarbanes-Oxley Act of 2002 by all Foreign Private Issuers, management has initiated a detailed evaluation of existing internal controls against Section 404 requirements. Management will allocate the necessary resources and initiate required actions to redress any possible Section 404 weaknesses prior to that date.

In planning and performing the audit of the consolidated financial statements of ChemGenex Pharmaceuticals Limited for the year ended June 30, 2005 and June 30, 2006 Ernst & Young considered the internal controls over financial reporting to design auditing procedures for the purpose of expressing an opinion on the consolidated financial statements. The consideration of internal controls over financial reporting was not to express an opinion on the effectiveness of the Company’s internal controls over financial reporting. However they noted certain matters involving internal controls over financial reporting and its operation that they considered to be material weaknesses under standards established by the Public Company Oversight Board (United States).

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely effects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood of a misstatement of the company’s annual or interim financial statements that is more than inconsequential and will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

In connection with the audit of our fiscal year ended June 30, 2006, Ernst & Young, the Company’s independent auditors, informed our Audit Committee that they consider the following matters represent material weaknesses in the operation of our internal controls over financial reporting:

•                                         Lack of knowledge to perform tax effective accounting; and

•                                         Lack of US GAAP expertise

We have and will continue to mitigate the above material weaknesses by conferring and / or hiring outside accounting advisers with respect to the technical requirements applicable to our financial statements.

No changes in the Company’s internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

B. Management’s annual report on internal control over financial reporting

Not applicable.

C. Attestation report of the registered public accounting firm

Not applicable.

D. Changes in internal control over financial reporting

There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions, other than those described above.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Patrick Owen Burns, an independent member of its Board of Directors and a member of its Audit Committee, is an audit committee financial expert within the meaning of the Sarbanes-Oxley and related regulations.

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of the Company’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. The Code can be downloaded at our website (www.chemgenex.com). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code. If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2005, no such amendment was made or waiver granted

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

For purposes of this Form 20-F Annual Report and other SEC filings, the Company’s independent registered public accounting firm is Ernst & Young.  For statutory reporting purposes and filings with the ASX and ASIC in Australia, the Company’s auditor is Ernst & Young.

The following table sets forth the fees billed to us by our statutory auditor, Ernst & Young, for the years ended June 30, 2006 and 2005, respectively:

Ernst & Young	2006	2005

Audit fees	212,325	93,250

Tax fees	—	12,000

All other fees	—	17,709

Total	212,325	122,959

For purposes of the initial registration  Form 20-F  and the 2005 20-F Annual Report the Company’s independent registered public accounting firm was Deloitte Touche Tohmatsu. The following table sets forth the fees billed to us by the independent registered public accounting firm, Deloitte Touche Tohmatsu, for the years ended June 30, 2006 and 2005, respectively:

Deloitte Touche Tohmatsu	2006	2005

Audit fees (a)	—	497,804

Audit-related fees	—	—

Tax fees	—	—

All other fees	—	—

Total	—	497,804

(a) Audit fees billed by Deloitte Touche Tohmatsu  relate to the audit of financial statements and review of SEC filings for purposes of the Company’s Registration Statement on Form 20-F lodged in June 2005 as well as the Annual Report on Form 20-F for the year ended June 30, 2005.

Audit Committee Pre-Approval Policies and Procedures

The Company’s Board of Directors has established pre-approval policies and procedures for the engagement of its independent registered public accounting firms for all audit and non-audit services.

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

3.1         Service Contracts of Directors and Consultants

(a)                                  Secondment Agreement between Deakin University and the Autogen Limited dated March 19, 2002 in respect of the secondment to the Company of Dr. Gregory R. Collier #.

(b)                                 Supplementary Secondment Deed among the Company, Autogen Research Pty Ltd and Dr. Gregory R. Collier dated March 26, 2002 #.

3.2         Other Contracts

(a)	Research and License Agreement dated April 28, 1999 between Autogen Pty Ltd. and Lipha S.A.* #

(b)	Deed dated March 16, 2001 between Autogen Research Pty Limited and Lipha S.A.* #

(c)	Research and License Agreement dated April 28, 1999 between Autogen Pty Ltd. and Lipha S.A.* #

(d)	Research and License Agreement dated February 11, 2002 between Autogen Research Pty Ltd. and Lipha S.A.* #

(e)	Research Services (Subcontracting) Agreement dated June 26, 2000 between Autogen Research Pty Limited and Deakin University.* #

(f)	Research and Development Option Agreement dated August 30, 2004 between Autogen Research Pty Ltd and Vernalis (R&D) Limited.* #

(g)	Research, License and Commercialisation Agreement (Gene Discovery in Depression), dated August 16, 2000 between Autogen Research Pty Ltd. and Deakin University.* #

(h)	Commercialisation License (Field of Diabetes and Obesity) “AGT 203” dated March 14, 2003 between Autogen Limited (now ChemGenex Pharmaceuticals Limited) and Merck Santé s.a.s.* #

(i)	Commercialisation License (Field of Diabetes and Obesity) “AGT 121” dated March 14, 2003 between the Autogen Limited (now ChemGenex Pharmaceuticals Limited) and Merck Santé s.a.s.* #

(j)	Commercialisation License (Field of Diabetes and Obesity) “TANIS” dated August 26, 2002 between the Autogen Pty Ltd and Merck Santé s.a.s.* #

(k)	Commercialisation License (Field of Obesity) “BEACON” dated April 28, 1999 between Autogen Pty Ltd and Lipha S.A.* #

(l)	Research, License and Commercialization Agreement dated December 31, 2002 between Autogen Research Pty Ltd. and the Southwest Foundation for Biomedical Research.* #

(m)	Variation Agreement dated June 24, 2003 between Autogen Research Pty Limited and Southwest Foundation for Biomedical Research.* #

(n)	Extension Agreement dated July 1, 2004 between Autogen Research Pty Limited and Southwest Foundation for Biomedical Research.* #

(o)	Research Agreement dated February 28, 1997 among Autogen Pty Ltd., Deakin University and International Diabetes Institute.* #

(p)	Research, License and Commercialisation Agreement dated January 14, 1998 between Autogen Pty Ltd and International Diabetes Institute.* #

(q)	Agreement dated August 18, 2004 between Autogen Pty Ltd and International Diabetes Institute.* #

(r)

Sponsored Clinical Study Agreement dated April 14, 2003 between The University of Texas M.D. Anderson Cancer Center and ChemGenex Therapeutics, Inc., as amended by Amendment No. 1 dated November 18, 2004.* #

(s)	Patent and Technology License Agreement dated February 7, 2005 between ChemGenex Pharmaceuticals Limited and The University of Texas M. D. Anderson Cancer Center.* #

(t)	Voting Rights deed dated June 21, 2004 between Dr. Dennis M. Brown and Charter Pacific Corporation Ltd. #

(u)	Sole Licence Agreement dated March 1, 1999 between Autogen Pty Ltd and Kyokuto Pharmaceutical Industrial Co. Ltd. #

(v)	Agreement and Plan of Merger dated April 27, 2004 between AGT Biosciences Limited, AGT Biosciences Inc., ChemGenex Therapeutics Inc. and Dr. Dennis M. Brown. #

(w)	Research, Licence and Commercialisation Agreement dated April 21, 2005 between ChemGenex Pharmaceuticals Limited and Deakin University. #

(x)	HHT Development and Commercialisation Agreement dated June 27, 2005 between ChemGenex Pharmaceuticals Limited, Stragen Investment B.V. and Stragen Pharma S.A.*+

(y)	HHT Supply and Distribution Agreement dated June 27, 2005 between ChemGenex Pharmaceuticals Limited and Stragen Investment B.V.*+

(z)	Extension Agreement dated July 27, 2005 between Autogen Research Pty Limited and Southwest Foundation for Biomedical Research. *+

(aa)	Extension Agreement dated September 20, 2005 between Autogen Pty Ltd and International Diabetes Institute. *+

(bb)	Clinical Master Service Agreement dated September 28, 2005 between ChemGenex Pharmaceuticals Limited and Inveresk Research Limited.+

12.01	Certification by the Company’s Chief Executive Officer required by Item 15.

12.02	Certification by the Company’s Chief Financial Officer required by Item 15.

13.01	Certification pursuant to 18 U.S.C. Section 1350.

13.02	Certification pursuant to 18 U.S.C. Section 1350.

# Incorporated by reference to the Company’s Registration Statement on Form 20-F (file no. 0-51373) filed with the Commission on June 23, 2005

+ Incorporated by reference to the Company’s Annual Report on Form 20-F (file no. 0-51373) filed with the Commission on December 19, 2005.

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

CHEMGENEX PHARMACEUTICALS LIMITED

By:	/s/ Greg Collier
Name:	Greg Collier
Title:	Chief Executive Officer and Managing Director
Date:	December 22, 2006

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChemGenex Pharmaceuticals Limited:

We have audited the accompanying consolidated balance sheets of ChemGenex Pharmaceuticals Limited and its controlled entities (the Company) as of 30 June 2006 and 2005, and the related consolidated statements of income, cash flows and changes in equity for each of the two years in the period ended 30 June 2006.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ChemGenex Pharmaceuticals Limited and its controlled entities at 30 June 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the two years in the period ended 30 June 2006 in conformity with Australian Accounting Standards.

Australian Accounting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As more fully described in Note 1, the Company has incurred recurring operating losses and negative cash flows from operating activities.  To fund the expected levels of operating expenditures, the Company will require additional sources of capital.  While the Company has previously been successful in raising additional capital, there can be no assurance that it will be able to raise sufficient capital to continue its operations.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters also are discussed in Note 1.  The 2006 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young

Melbourne, Australia
22 December 2006

Consolidated Statements of Income

FOR THE YEAR ENDED JUNE 30	Notes		2006	2005
			$	$
Revenue
Research revenue			1,676,297	3,527,312
Finance income	4	(b)	241,634	266,987
			1,917,931	3,794,299
Research expenditure	4	(d)	(7,184,978)	(4,621,406)
Gross profit			(5,267,047)	(827,107)

Other income	4	(a)	379,091	300,987
Administration costs			(967,032)	(847,903)
NASDAQ listing expenses			—	(911,578)
Employee benefits expense	4	(c)	(2,710,341)	(2,631,862)
Scientific advisory board expense			(120,913)	(125,763)
Patent expense			(575,567)	(446,527)
Legal expense			(114,416)	(105,945)
Depreciation			(272,198)	(269,937)
Travel expense			(341,037)	(240,340)
Accounting and audit expense			(380,259)	(129,208)
Loss from operations before tax and finance costs			(10,369,719)	(6,235,183)

Finance costs			—	—
Loss before income tax			(10,369,719)	(6,235,183)

Income tax expense	5		—	—
Loss after tax			(10,369,719)	(6,235,183)

Loss attributable to members of the parent			(10,369,719)	(6,235,183)

Basic loss per share	6		($0.09)	($0.06)
Diluted loss per share	6		($0.09)	($0.06)

Consolidated Balance Sheets

AS AT JUNE 30	Notes	2006	2005
		$	$
CURRENT ASSETS
Cash and cash equivalents	8	15,553,696	8,511,952
Trade and other receivables	9	79,011	381,527
Prepayments		71,974	163,373
TOTAL CURRENT ASSETS		15,704,681	9,056,852
NON-CURRENT ASSETS
Plant and equipment	11	328,820	587,022
Intangible assets and goodwill	12	16,931,750	16,931,750
TOTAL NON-CURRENT ASSETS		17,260,570	17,518,772
TOTAL ASSETS		32,965,251	26,575,624

CURRENT LIABILITIES
Trade and other payables	16	1,621,865	754,992
Deferred revenue		185,372	465,833
Provisions	17	153,105	119,351
TOTAL LIABILITIES		1,960,342	1,340,176

NET ASSETS		31,004,909	25,235,448
EQUITY
Equity attributable to equity holders of the parent
Issued capital	18	99,892,615	84,592,891
Retained earnings		(81,023,002)	(70,653,283)
Other reserves	18	12,135,296	11,295,840
TOTAL EQUITY		31,004,909	25,235,448

Consolidated Cash Flow Statements

FOR THE YEAR ENDED JUNE 30	Notes		2006	2005
			$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Customer revenues received			1,920,107	3,618,233
Government grants received	4	(a)	148,868	—
Payments to suppliers and employees			(10,554,593)	(10,562,419)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	8		(8,485,618)	(6,944,186)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	4	(b)	241,634	266,987
Purchase of plant and equipment	11		(13,996)	(15,218)
NET CASH FLOWS FROM INVESTING ACTIVITIES			227,638	251,769

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares	18		15,723,021	14,451,937
Transaction cost of issue of shares	18		(423,297)	(189,353)
NET CASH FLOWS FROM FINANCING ACTIVITIES			15,299,724	14,262,584

Net increase in cash and cash equivalents			7,041,744	7,570,167
Cash and cash equivalents at beginning of period			8,511,952	941,785
CLOSING CASH CARRIED FORWARD	8		15,553,696	8,511,952

Consolidated Statements of Changes in Equity

			Equity	Equity
		Issued	Premium	Options	Retained	Total
From JULY 1, 2004 to JUNE 30, 2006		Capital	Reserve	Reserve	Earnings	Equity
		$	$	$	$	$
At July 1, 2004		70,257,383	10,866,878	6,857	(64,518,100)	16,713,018

Loss for the year June 30, 2005					(6,235,183)	(6,235,183)
Issue of share capital	(i)	6,244,437				6,244,437
less cost of issue of share capital		(189,353)				(189,353)
Fees paid in lieu of cash	(ii)	40,576				40,576
Cost of share-based payments				422,105		283,053
Issue of share capital	(iii)	8,195,000				8,195,000
Options exercised under Employee Share Options Plan	(iv)	12,500				12,500
Fees paid in lieu of cash	(v)	32,348				32,348
At June 30, 2005		84,592,891	10,866,878	428,962	(70,653,283)	25,235,448

Loss for year ended June 30, 2006					(10,369,719)	(10,369,719)
Issue of share capital	(vi)	15,723,021				15,723,021
less cost of issue of share capital		(423,297)				(423,297)
Cost of share-based payments				839,456		839,456

At June 30, 2006		99,892,615	10,866,878	1,268,418	(81,023,002)	31,004,909

(i)                                     On July 14, 2004, 13,009,244 ordinary shares were issued at 48 cents each raising $6,244,437 for working capital and to further develop the company’s two anti-cancer compounds in Phase 2 clinical trials in the United States. This issue was ratified by the Annual General Meeting of shareholders held on November 23, 2004.

(ii)                                  On November 23, 2004 after approval by shareholders at the Annual General meeting, 84,535 ordinary shares at an issue price of $0.48 were issued to Topete Pty. Ltd. as consideration for services provided in regard to the capital raising on July 14, 2004.

(iii)                               On January 24, 2005, 14,900,000 ordinary shares were issued at 55 cents each raising $8,195,000 to expedite the continued clinical trials. No direct costs were incurred in relation to this issue. This issue was ratified by the Annual General Meeting of shareholders held on November 16, 2005.

(iv)                              On February 14, 2005, 25,000 ordinary shares were issued at 50 cents raising $12,500 upon the exercise of 25,000 options previously issued under the Employee Share Option Plan (ESOP).

(v)                                 On February 21, 2005, 50,543,  ordinary shares at $0.64 cents each  were issued to the University of Texas MD Anderson Cancer Center in accordance with a Patent and Technology License Agreement to support clinical trials. This issue was ratified by the Annual General Meeting of Shareholders held on November 16, 2005.

(vi)                              In May 2006 Chemgenex Pharmaceuticals Limited announced a programme of share issues to provide working capital and to continue the company’s ongoing research activities-

•                  On May 18, 2006 16,700,000 ordinary shares were issued at 43 cents each.  This issue was ratified by an Extraordinary General Meeting of shareholders held on June 16, 2006.

•                  On June 1, 2006 1,665,170 ordinary shares were issued at 43 cents under a Share Placement Programme offered to all shareholders

•                  On June 16, 2006 18,200,000 ordinary shares were issued at 43 cents per share following approval by an Extraordinary General Meeting of shareholders held on June 16, 2006.

Notes to the Financial Statements

JUNE 30, 2006

1. CORPORATE INFORMATION

The financial report of ChemGenex Pharmaceuticals Limited (“ChemGenex” or “Company” or “Group”) for the year ended June 30, 2006 was authorised for issue in accordance with a resolution of the directors on August 24, 2006.

ChemGenex is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (“ASX”) and are traded as Level 2 American Depository Receipts (“ADRs”) on the NASDAQ Stock Market.

The nature of the operations and principal activities of ChemGenex are described in note 3.

The consolidated financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.  Since commencing biotechnology activities in June 1996 the Company has experienced recurring net losses and negative cash flows from operations. At June 30, 2006, the Company had an accumulated losses of $81,023,002 and recorded a net loss of $10,369,719 and negative cash flows from operations of $8,485,618 for the year ended June 30, 2006. These factors cast some uncertainty on the Company’s ability to continue as an ongoing enterprise for a reasonable period of time. The Company’s ability to continue as an ongoing enterprise in its current configuration is dependent on it securing continued funding from collaboration and licensing agreements and/or by raising additional equity capital.

Based on anticipated cash flow requirements of the Company’s existing research and development activities, the directors consider that the Company will have sufficient funds to support operations into the second half of calendar 2007.

The directors are confident that adequate funds to support the Company’s continued operations will be raised from collaboration and licensing agreements and/or equity placements as required. From July 1, 1996 it has raised approximately $60.6 million (including $29.6 million since July 1, 2004) from the issue of equity securities. In addition, during this time, the Company has received approximately $26.0 million from its pharmaceutical partners pursuant to collaboration and licensing agreements.

While the Company has previously been successful in raising additional capital, there can be no assurance that it will be able to raise sufficient capital to continue its operations.  In the event that additional funding is not obtained, the Company may have to significantly reduce its expenditure on research and development programs and other costs. The Company’s research expenditure commitments for the following 12 month period were approximately $6.6 million (refer Note 23) and its employee costs for the year ended June 30, 2006 were approximately $2.2 million (the directors expect the Company’s employee costs for fiscal 2006/07 to be of a similar magnitude). The directors consider that the Company’s remaining costs are predominantly discretionary in nature and can be reduced if required.

Accordingly, there exists a substantial doubt about the Company’s ability to continue as a going concern. The Directors believe that the Company will succeed in securing additional funding in the near future. The Company has previously relied on the support of their shareholders and the investment community to provide equity funding to support their activities. The Directors are actively seeking further funding to allow the Company to continue to operate. In the Directors’ opinion, there are reasonable grounds to believe that such funding will continue to be available. However, if such funding is unavailable, there is significant uncertainty as to whether the Company will continue as a going concern and, therefore may realise its assets and settle its liabilities at amounts different from those stated in the consolidated financial statements. No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis.

The financial report is presented in Australian dollars.

(b)           Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (“AIFRS”). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (“IFRS”).

This is the first financial report prepared based on AIFRS and comparatives for the year ended June 30, 2005 have been restated accordingly. Reconciliations of AIFRS equity and loss for June 30, 2005 to the balances reported in the June 30, 2005 financial report are detailed in Note 2(v) below.

(b)           Statement of compliance (cont)

Certain Australian Accounting Standards and Urgent Issues Group (‘UIG’) interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended 30 June 2006. The directors’ have assessed the impact of these new or amended standards (to the extent relevant to the group) and interpretations as follows:

AASB Amendment	Affected Standard (s)	Nature of change to accounting policy	Application date of standard **	Application date for Group
2005-1	AASB 139 Financial Instruments: Recognition and Measurement	No change to accounting policy required. Therefore no impact	January 1, 2006	July 1, 2006
2005-4	AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, andAASB 1 First-time adoption of AIFRS.	No change to accounting policy required. Therefore no impact	January 1, 2006	July 1, 2006
2005-5	AASB 1 First-time adoption of AIFRS andAASB 139 Financial Instruments: Recognition and Measurement	No change to accounting policy required. Therefore no impact	January 1, 2006	July 1, 2006
2005-6	AASB 3 Business Combinations	No change to accounting policy required. Therefore no impact	January 1, 2006	July 1, 2006
2005-9	AASB 4 Insurance Contracts, AASB 1023 General insurance Contracts, AASB 139 Financial Instruments: Recognition and Measurement andAASB 132 Financial Instruments: Disclosure and Presentation	No change to accounting policy required. Therefore no impact	January 1, 2006	July 1, 2006
2005-10

AASB 132 Financial Instruments: Disclosure and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time adoption of AIFRS, AASB 4 Insurance Contracts, AASB 1023 General insurance Contracts and AASB 1038 Life Insurance Contracts

		No change to accounting policy required. Therefore no impact	January 1, 2007	July 1, 2007
2006-1	AASB 121 The Effects of Change in Foreign Currency Rates	No change to accounting policy required. Therefore no impact	January 1, 2006	July 1, 2006
	UIG Interpretation 8 Scope of AASB 2 Share based payments	No change to accounting policy required. Therefore no impact		July 1, 2006

 (c)          Basis of consolidation

The consolidated financial statements comprise the financial statements of ChemGenex Pharmaceuticals Limited (“the Parent”) and its subsidiaries (‘the Group”).

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred from the Group.

(d)           Significant accounting estimates and assumptions

The carrying amount of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimate of the recoverable amount of the cash–generating units to which the goodwill and intangibles with indefinite lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 13.

Share-based payment transactions

The Group measures the cost of share-based payments at fair value at the grant date using the Black-Scholes formula, taking into account the terms and conditions upon which the instruments were granted, as discussed in note 14.

(e)           Foreign currencies

Both the functional and presentation currency of ChemGenex Pharmaceuticals Limited and its Australian subsidiary Autogen Research Pty Ltd is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date the fair value was determined.

The functional currency of the overseas subsidiary ChemGenex Pharmaceuticals Inc. is United States dollars (US$).

As at the reporting date the assets and liabilities of the overseas subsidiary are translated into the presentation currency of the Parent at the rate of exchange ruling at the balance sheet date and the income statement is translated at the weighted average exchange rates for the period. The exchange differences arising on translation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(f)            Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. For the purposes of the Cash Flow Statement, cash includes cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(g)           Trade and other receivables

Trade receivables, which generally have 30 day terms, are recognised and carried at original invoice amount less any allowance for any uncollectible amounts.  An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off when incurred.

(h)           Plant and equipment

Cost and valuation

Plant and equipment are carried at cost less accumulated depreciation and any impairment in value.

Depreciation

Depreciation is provided on a straight-line basis on all plant and equipment.

Major depreciation periods are:

Plant and equipment:

• research equipment	5-7 years

• office equipment	3-13 years

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

If any such indication exists and where the carrying value exceeds the estimated recoverable amount the assets are written down to their recoverable amount. The recoverable amount of plant and equipment is the greater of the fair value less costs to sell and value in use.

(i)            Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the fair value of identifiable assets, liabilities and contingent assets acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. The basis for calculating possible impairment of goodwill is set out in note 13.

Goodwill has not been amortised since the implementation of AIFRS on July 1, 2004. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

(k)          Research costs

Research costs are expensed as incurred.

(j)            Impairment of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(l)            Employee benefits

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

(m)          Pension and post-employment benefits

The Group makes contributions to external superannuation funds in accordance with existing employment contracts and to meet it’s obligations under Australian taxation law.

The Group has no liabilities or commitments for post employment benefits for any employee as at June 30, 2006.

(n)           Share-based payment transactions

The Group may provide benefits to employees (including directors), consultants and suppliers of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights to purchase shares (‘equity settled transactions’). These benefits may be provided under the Employee Share Option Plan (‘ESOP’) or by issues approved at General Meetings of Shareholders.

The cost of equity-settled transactions is measured by reference to the fair value at the date at which they are granted. The fair value is determined using the Black Scholes option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of ChemGenex Pharmaceuticals Limited (‘market conditions’).

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the recipients become entitled to the award (‘vesting date’).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects:

(i)                                     the extent to which the vesting period has expired, and

(ii)                                  the number of awards that, in the opinion of the directors of the Group, will ultimately vest.

This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

(o)           Leases

Leases where the lessor retains substantially all of the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(p)           Trade and payables

Liabilities for trade creditors and other amounts are carried at cost which is fair value of the consideration to be paid in the future for goods and services, whether or not billed to the Group.

(q)           Issued Capital

Issued and paid up capital is recognised at the fair value of the consideration received by the Group and is classified as equity.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(r)           Revenue recognition

a) Research revenue

Revenue under research collaboration agreements is recognised as earned on a straight-line basis over the life of the respective agreement as this reflects the level of effort required over the performance period. These agreements are performed on a “best efforts” basis with no guarantees of either technical or commercial success. Project funding received in advance of the period in which the associated research efforts are performed is included in deferred revenue.

b) Interest

Interest income is recognised as interest accrues using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

c) Patent reimbursement

Patent reimbursement comprises amounts received in accordance with partnership agreements for patent costs incurred by the Group in conjunction with specified research projects. The revenue is recognised when the reimbursable expense is incurred and approved in accordance with the agreement.

d) Government grants

Revenue from government grants is recognised when received and all attaching conditions have been complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

e) Reimbursement of initial NASDAQ expenses

Under an agreement with the Bank of New York ChemGenex was reimbursed for some costs associated with obtaining the initial NASDAQ listing.  The revenue was recognised when the reimbursable expenses were incurred in accordance with the agreement.

(s)           Loss per share

Basic loss per share is determined by dividing the loss from ordinary activities after income tax by the weighted average number of ordinary shares, outstanding during the period.

The computation of diluted loss per share is similar to basic loss per share, except that it assumes the potentially dilutive securities, such as share options, were converted to shares as of the beginning of the period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is ant-dilutive.

(t)            Income taxes

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets have not been recognised as it is not considered probable that taxable profit will be available against which deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised.

(u)           Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•                  where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                  receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated Balance Sheet.

Cash flows are included in the consolidated Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(v)           Impact of adoption of AIFRS

For all periods up to and including the year ended June 30, 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting practice (“AGAAP”). These financial statements for the year ended June 30, 2006 are the first the Group is required to prepare in accordance with AIFRS.

Accordingly the Group has prepared financial statements that comply with AIFRS applicable for periods beginning after January 1, 2005 and the significant accounting policies meeting those requirements are described in note 2. In preparing these financial statements, the Group has started from an opening balance sheet as at July 1, 2004 the Group’s date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS.

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at July 1, 2004 and its previously published AGAAP financial statements for the year ended June 30, 2005.

Exemptions applied

AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively.

The Group has taken the following exemptions:

•                  AASB 2 Share-based Payment has not been applied to any equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2005.

•                  AASB 3 Business Combinations has not been applied to acquisitions of subsidiaries that occurred before July 1, 2004.

Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

The impacts of adopting AIFRS on the total equity and profit after tax as reported under AGAAP are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	June 30, 2005	July 1, 2004
	$	$
Total equity under AGAAP	24,387,320	16,713,018

Adjustments to equity-Write-back of goodwill-amortisation (A)	848,128	—

Total equity under AIFRS	25,235,448	16,713,018

(A)      Under AASB 3 Business Combination Goodwill is not amortised as impairment is expensed when it is identified.  Under AGAAP Goodwill was expensed over 20 years. The Amortisation of Goodwill charged after July 1, 2004 has been reversed under AIFRS.

(ii) Reconciliation of loss after tax under AGAAP to that under AIFRS

June 30, 2005	Consolidated
$
Loss after tax as previously reported	(6,661,206)

Write-back of goodwill-amortisation (A)	848,128
Recognition of share-based payment expense (B)	(422,105)

Loss after tax under AIFRS	(6,235,183)

(A)      Under AASB 3 Business Combination’ Goodwill is not amortised as impairment is expensed when it is identified.  Under AGAAP Goodwill was expensed over 20 years. The Amortisation of Goodwill charged after July1, 2004 has been reversed under AIFRS.

(B)        Share-based payment costs are charged to the income statement under AASB 2 ‘Share-Based Payments’, but not under AGAAP.

3. SEGMENT INFORMATION

The Group performs biotechnology research.

Following the acquisition of ChemGenex Therapeutics Inc. in June 2004 the group’s operations have been conducted in Australia and the United States of America.

Discovery and clinical research activities in oncology are managed at the Group’s American offices in Menlo Park, California.

Discovery into metabolic syndrome and depression are managed at the Group’s Australian offices in Geelong, Victoria.

JUNE 30, 2006	Australia	United States of America	Total
	$	$	$
Revenue

Research revenue	1,676,297	—	1,676,297
Finance revenue	241,591	43	241,634
Other revenue	379,091	—	379,091
Inter-segment sales	—	13,471,642	13,471,642
Total segment revenue	2,296,979	13,471,685	15,768,664
Inter-segment elimination	—	(13,471,642)	(13,471,642)
Total consolidated revenue	2,296,979	43	2,297,022
Result

Segment result	(6,085,764)	9,187,687	3,101,923
Inter-segment elimination	—	(13,471,642)	(13,471,642)
Net loss for the year	(6,085,764)	(4,283,955)	(10,369,719)
Assets and liabilities

Segment assets	32,159,526	7,768,644	39,928,170
Inter-segment elimination	—	(6,962,919)	(6,962,919)
Total consolidated assets	32,159,526	805,725	32,965,251

Segment liabilities	8,415,744	507,517	8,923,261
Inter-segment elimination	(6,962,919)	—	(6,962,919)
Total consolidated liabilities	1,452,825	507,517	1,960,342

Cash flow information

Net operating cash flows	(4,483,040)	(4,002,578)	(8,485,618)
Net investing cash flows	235,625	(7,987)	227,638
Net financing cash flows	10,758,207	4,541,517	15,299,724
Net increase in cash and cash equivalents	6,510,792	530,952	7,041,744
Other segment information

Capital expenditure	5,956	8,040	13,996
Depreciation	259,677	12,521	272,198

JUNE 30, 2005	Australia	United States of America	Total
	$	$	$
Revenue

Research revenue	3,527,312	—	3,527,312
Finance revenue	266,918	69	266,987
Other revenue	300,987	—	300,987
Inter-segment sales	—	—	—
Total segment revenue	4,095,217	69	4,095,286
Inter-segment elimination	—	—	—
Total consolidated revenue	4,095,217	69	4,095,286
Result

Segment result	(4,341,699)	(1,893,484)	(6,235,183)
Inter-segment elimination	—	—	—
Net loss for the year	(4,341,699)	(1,893,484)	(6,235,183)
Assets and liabilities

Segment assets	26,334,304	241,320	26,575,624
Segment liabilities	1,193,852	146,324	1,340,176
Cash flow information

Net operating cash flows	(5,109,950)	(1,834,236)	(6,944,186)
Net investing cash flows	257,069	(5,300)	251,769
Net financing cash flows	12,357,279	1,905,305	14,262,584
Net increase in cash and cash equivalents	7,504,398	65,769	7,570,167
Other segment information

Capital expenditure	9,849	5,369	15,218
Depreciation	258,221	11,716	269,937

4. REVENUES AND EXPENSES

JUNE 30	Notes	2006	2005
		$	$
(a) Other Income

Export market development grant		148,868	—
Patent reimbursement		230,223	104,085
Reimbursement of initial NASDAQ expenses		—	196,902
		379,091	300,987

(b) Finance income
Bank interest received		241,634	266,987

(c) Employee benefits expense
Wages and salaries		(1,927,841)	(1,834,591)
Worker’s compensation costs		(7,240)	(15,630)
Expense of share-based payments		(467,895)	(422,104)
Superannuation costs		(76,755)	(81,708)
Wages on-costs		(230,610)	(277,829)
		(2,710,341)	(2,631,862)

(d) Research costs
Metabolic syndrome		3,479,875	3,685,119
Depression		380,000	380,000
Oncology		3,325,103	556,287
		7,184,978	4,621,406

(e) Operating lease costs		89,698	75,201

5. INCOME TAX

JUNE 30, 2006	Notes	2006	2005
		$	$
A reconciliation of income tax expense applicable to accounting profit before income tax and income tax expense for the years ended June 2006 and 2005 is as follows:
Accounting loss before income tax		(10,369,719)	(6,235,183)

Tax at statutory rates (30% Australia, 34% USA)		(3,265,930)	(1,946,294)
Research and development allowance		(321,077)	(308,884)
Internal intellectual property transfer eliminated on consolidation but taxable in USA		4,580,358	—
Non-deductible items-
NASDAQ registration		—	214,400
Equity based benefits		251,837	126,631
		1,245,188	(1,914,147)
Future income tax benefits not recognised		(1,245,188)	1,914,147
Income tax expense reported in income statement		—	—

Deferred income tax benefits

Future income tax benefit arising from tax losses of the parent and a controlled entity not recognised at reporting date as realisation of the benefit is not regarded as probable.

Revenue losses	13,878,135	15,123,323
Capital gains tax losses	436,439	436,439
	14,314,574	15,559,762

This future income tax benefit will only be obtained if:

(a)           future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(b)           the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c)           no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Deferred income tax liabilities

At June 30, 2006 there is no recognised or unrecognised deferred income tax liabilities included (2005: $nil).

Tax consolidation

Effective July 1, 2003, for the purposes of income taxation, ChemGenex Pharmaceuticals Limited and its 100% owned Australian subsidiary formed a tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned Australian subsidiary on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.  At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is the Parent Entity.

Tax effect accounting by members of the tax consolidated group

Members of the tax consolidated group have entered into a tax funding agreement. The tax funding agreement provides for the allocation of current taxes to members of the tax consolidated group in accordance with their accounting profit for the period, while deferred taxes are allocated to members of the tax consolidated group in accordance with the principles of AASB 112 Income taxes.

Refer to note 27(e) for additional income tax disclosures.

6. LOSS PER SHARE

Basic loss per share is determined by dividing the loss from ordinary activities after income tax by the weighted average number of ordinary shares, outstanding during the period.

The computation of diluted loss per share is similar to basic loss per share, except that it assumes the potentially dilutive securities, such as share options, were converted to shares as of the beginning of the period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is ant-dilutive.

The following reflects the income and share data used in the earnings per share computations:

	2006	2005
	$	$
Net loss attributable to ordinary shareholders	(10,369,719)	(6,235,183)

	Number of shares 2006	Number of shares 2005
Weighted average number of ordinary shares used in calculating earnings per share:	117,647,158	105,707,630

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

7. DIVIDENDS PAID AND PROPOSED

There were no dividends paid or proposed during the year ended June 30, 2006 and there have been no dividends paid or proposed since reporting date and before the completion of these financial statements.

8. CASH AND CASH EQUIVALENTS

	2006	2005
	$	$

Cash at bank and at hand	15,553,696	8,511,952
Cash at bank earns interest at floating rates based on daily bank deposits

Reconciliation of the net loss after tax to the net cash flows from operations
Net loss	(10,369,719)	(6,235,183)
Adjustments for
Depreciation of plant and equipment	272,198	269,937
Interest received	(241,634)	(266,987)
Share options expensed	839,456	495,029
Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	302,516	(351,086)
(Increase)/decrease in prepayments	91,399	(74,751)
Increase/(decrease) in trade payables and deferred revenue	586,412	(900,496)
Increase in provisions	33,754	119,351
Net cash flow used in operating activities	(8,485,618)	(6,944,186)

9. TRADE AND OTHER RECEIVABLES (CURRENT)

JUNE 30,	Notes	2006	2005
		$	$
Trade debtors		—	381,527
Other debtors		79,011	—
		79,011	381,527

Terms and conditions

Terms and conditions relating to the above financial instruments.

(i)            Trade debtors are non-interest bearing and generally on 30 day terms.

(ii)           Other debtors and other receivables are non-interest bearing and have repayment terms between 30 and 90 days.

Related Parties

As at June 30, 2006 the amount owing by related parties and included in Trade and other receivables was $NIL (2005: $97,149).  Refer Note 26 Related Party Disclosures.

10. CONSOLIDATED SUBSIDIARIES

Name	Country of incorporation	Percentage of equity interest held by the consolidated entity		Investment
		2006	2005	2006	2005
		%	%	$	$

Autogen Research Pty Ltd	Australia	100	100	2	2

ChemGenex Pharmaceuticals Inc.	USA	100	100	15,120,000	15,120,000

				15,120,002	15,120,002

11. PLANT AND EQUIPMENT

	2006	2005
	$	$

Carrying amount
Office equipment
At cost	92,333	78,337
Accumulated depreciation	(56,345)	(36,171)
	35,988	42,166
Research equipment
At cost	1,604,036	1,604,036
Accumulated depreciation	(1,311,204)	(1,059,180)
	292,832	544,856
Total plant and equipment	328,820	587,022

Total plant and equipment
At cost	1,696,369	1,682,273
Accumulated depreciation	(1,367,549)	(1,095,351)
Total net carrying amount	328,820	587,022

	2006	2005
	$	$
Reconciliations
Reconciliations of the carrying amounts of plant and equipment at the beginning and end of the financial year
Office equipment
Carrying amount at beginning	42,166	44,861
Additions at cost	13,996	15,218
Depreciation expense	(20,174)	(17,913)
Carrying amount at the end of year	35,988	42,166

Office equipment
Carrying amount at beginning	544,856	796,880
Additions at cost	—	—
Depreciation expense	(252,024)	(252,024)
Carrying amount at the end of year	292,832	544,856

12. INTANGIBLE ASSETS AND GOODWILL

	2006	2005
	$	$
Carrying amount
At cost	16,962,561	16,962,561
Accumulated amortisation and impairment	(30,811)	(30,811)
	16,931,750	16,931,750

As at June 30, 2006 and 2005, these assets were tested for impairment.

No impairment loss was charged for the years ended June 30, 2006 and 2005.

13. IMPAIRMENT TESTING OF GOODWILL AND INTELLECTUAL PROPERTY

The following describes key assumptions on which the management has based its cash flow projections to undertake impairment testing of goodwill and intellectual property.

For each of the compounds, currently subject to clinical trials for oncology applications by the company, we have projected future cash flows using information from scientific journals on the existing incidence of the disease, projections of patients that would be eligible for the proposed treatment and expected growth figures.

Direct costs have been based on existing manufacturing and supply agreements and industry standards used for other associated costs.

14. SHARE BASED PAYMENT PLANS

Employee Share Option Scheme

An Employee Share Option Plan (ESOP) has been established where ChemGenex Pharmaceuticals Limited may, at the discretion of management, grant options over the ordinary shares of ChemGenex Pharmaceuticals Limited to directors, executives and certain contractors who provide consulting services to the Group.

The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of ChemGenex Pharmaceuticals Limited, who retain the final discretion on the issue of the options.  The options cannot be transferred and will not be quoted on the ASX.  Currently one director, three employees and 19 scientific consultants hold options issued under the ESOP.

On September 29, 2005 275,000 options with a fair value of $0.35 at grant date were granted over ordinary shares with an exercise price of $0.43, and on February 22, 2006 269,500 options with a fair value of $0.36 were granted over ordinary shares with an exercise price of $0.65. These options are exercisable until March 24, 2010.  (During the year ended June 30, 2005, 360,000 options with a fair value of $0.40 were granted over ordinary shares with an exercise price of $0.56)

The fair value of the options issued under ESOP are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of options granted during the years ended June 30, 2006 and 2005.

	2006	2005

Dividend yield (%)	0.00	0.00
Expected volatility (%)	70.00	65.00
Risk-free interest rate (%)	5.40	5.17
Expected life of options (years)	4.1 – 4.5	5.3
Option exercise price ($)	0.43 and 0.65	0.56
Share price at grant date ($)	0.54 and 0.64	0.63

When calculating the expected life of the options it is assumed the options will not be exercised until the expiry date.

The expected volatility rates used reflect the assumption that historical volatility is indicative of future trends and may not necessarily be the actual outcome.

Other than the assumptions outlined above no other features of the options granted were incorporated into the measurement of fair value.

During the year ended June 30, 2006 no options were exercised over ordinary shares.

The following table illustrates the number, weighted average exercise prices (WAEP) and fair value of share options issued under the ESOP:

	2006		2005
	Number	WAEP	Number	WAEP

Balance at beginning of year	1,775,000	$0.71	1,440,000	$0.74

- granted	544,500	$0.54	360,000	$0.56

- forfeited	(40,000)	$0.52	—	—

- exercised	—	—	(25,000)	$0.50

Balance at end of year	2,279,500	$0.67	1,775,000	$0.71

Exercisable at end of year	1,664,500	$0.53	1,160,000	$0.52

Included in the balance outstanding at the beginning of the year are options over 615,000 shares (2005:615,000) that have not been recognised in accordance with AASB 2 as the options were granted on or before November 7, 2002. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with AASB 2.

The contractual life for the share options outstanding at June 30, 2006 is 3 years and 9 months (2005: 4 years and 9 months).

Share options issued under ESOP and outstanding at the end of the year have the following exercise prices:

Expiry date	Exercise price	Outstanding 2006	Outstanding 2005
	$
March 24, 2010	1.15	400,000	400,000
March 24, 2010	0.90	215,000	215,000
March 24, 2010	0.90	300,000	300,000
March 24, 2010	0.50	190,000	190,000
March 24, 2010	0.50	280,000	310,000
March 24, 2010	0.56	350,000	360,000
March 24, 2010	0.43	275,000	—
March 24, 2010	0.65	269,500	—

Options approved by resolution of shareholders

The following table summarises information about options previously issued to Dr Greg Collier on different terms and conditions to ESOP after approval by resolution at shareholder meetings-

Number of options	Grant date (date issue approved by shareholders)	Vesting date	Expiry date	Exercise price $	Fair Value$
300,000	November 21, 2003	November 21, 2003	December 26, 2006	0.30	0.34
1,000,000	June 21, 2004	June 21, 2004	March 24, 2010	0.50	0.35
1,000,000	June 21, 2004	June 21, 2006	March 24, 2010	0.50	0.35
500,000	June 21, 2004	June 21, 2007	March 24, 2010	0.50	0.35
500,000	June 21, 2004	June 21, 2008	March 24, 2010	0.50	0.35

No options were issued to Greg Collier during the years ended June 30, 2006 or 2005.

No options issued with shareholder approval have been exercised, cancelled or forfeited.

The fair value of the options issued to Greg Collier with Annual General Meeting (‘AGM’) approval under are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of these options-

	November 2003	June 2004
Dividend yield (%)	0.00	0.00
Expected volatility (%)	65.00	65.00
Risk-free interest rate (%)	5.77	5.77
Expected life of options (years)	3.0	5.75
Option exercise price ($)	0.30	0.50
Share price at grant date ($)	0.53	0.54

When calculating the expected life of the options it is assumed the options will not be exercised until the expiry date.

The expected volatility rates used reflect the assumption that historical volatility is indicative of future trends and may not necessarily be the actual outcome.

Other than the assumptions outlined above no other features of the options granted were incorporated into the measurement of fair value.

On November 16, 2005 shareholders approved the issue of 1,000,000 options over ordinary shares to Stragen Investments B.V.

The options, with a fair value of $0.37, can be exercised from June 28, 2006 to June 27, 2008 at an exercise price of $0.75.

The fair value of these options has been calculated at grant date using the Black Scholes Valuation Method with the following assumptions-

•                  Dividend yield- 0%

•                  Expected volatility- 70%

•                  Risk-free interest rate 5.4%

•                  Expected life of options- 3 years

•                  Option exercise price- $0.75

•                  Share price  at issue date- $0.65

15. PENSIONS AND POST EMPLOYMENT BENEFITS

The Group makes contributions to external superannuation funds to meet it’s obligations under Australian taxation law.

The Group has no ongoing liabilities or commitments for post employment benefits for any employee as at June 30, 2006.

16. TRADE AND OTHER PAYABLES

JUNE 30, 2006	Notes	2006	2005
		$	$
Trade creditors and other payables		1,621,865	754,992
		1,621,865	754,992

Trade payables are non-interest bearing and are normally settled on 30 day terms.

As at June 30, 2006 the amount owing to related parties and included in Trade and other payables was $4,168 (2005: $29,531).  Refer to Note 26 for Related Party Disclosures.

17. PROVISIONS

Employee entitlements	153,105	119,351

18. ISSUED CAPITAL AND RESERVES

		2006	2005
		Number of shares	Number of shares	2006	2005
				$	$
Ordinary shares
Issued and fully paid		151,362,786	114,797,616	99,892,615	84,592,891

Movements in shares on issue
Beginning of the financial year		114,797,616	86,728,294	84,592,891	70,257,383
Issued during the year
- Shares issued for cash	(i)	36,565,170	27,934,244	15,723,021	14,451,937
- less cost of share issues		—	—	(423,297)	(189,353)
- Fees paid in lieu of cash	(ii)	—	135,078	—	72,924
End of the financial year		151,362,786	114,797,616	99,892,615	84,592,891

(i)                                     On July 14, 2004, the company issued 13,009,244 ordinary shares at an issue price of $0.48 each raising $6,244,437 for working capital and to further develop the company’s two anti-cancer compounds in Phase 2 clinical trials in the United States.  This issue was ratified by the Annual General Meeting of shareholders held on November 23, 2004.

On January 24, 2005, the company issued 14,900,000 ordinary shares at an issue price of $0.55 each raising $8,195,000 to expedite the continued clinical trials for the company’s two anti-cancer compounds.

On February 14, 2005, the company issued 25,000 ordinary shares at an issue price of $0.50 each raising $12,500 upon the exercise of 25,000 options previously issued under the ESOP.

In May 2006 Chemgenex Pharmaceuticals Limited announced a programme of share issues to provide working capital and to continue the company’s ongoing research activities-

•                  On May 18, 2006 16,700,000 ordinary shares were issued at 43 cents each.  This issue was ratified by an Extraordinary General Meeting of shareholders held on June 16, 2006.

•                  On June 1, 2006 1,665,170 ordinary shares were issued at 43 cents under a Share Placement Programme offered to all shareholders.

•                  On June 16, 2006 18,200,000 ordinary shares were issued at 43 cents per share following approval by an Extraordinary General Meeting of shareholders held on June 16, 2006.

(ii)                                  On November 23, 2004, 84,535 ordinary shares at an issue price of $0.48 each were issued to Topete Pty Ltd as consideration for services provided to assist the equity raising of July 14, 2004.

On February 21, 2005, 50,543 ordinary shares at an issue price of $0.64 each were issued to the University of Texas MD Anderson Cancer Center in accordance with a Patent and Technology License Agreement to support the clinical trials for Ceflatonin®.

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holders to one vote per share, either in person or by proxy, at a meeting of the company.

Share Options

(i)Listed options

At June 30, 2006 there were 22,158,526 (2005: 22,158,526) unissued ordinary shares for which options were outstanding exercisable at $1.25 per share expiring March 12, 2010.

(ii)Unlisted Options

Employee Share Plan Options (ESOP)

All employees of the company and its controlled entities are eligible to receive options under ESOP.

During the financial year 544,500 options were issued over ordinary shares to employees as set out in Note 14 (2005: 360,000).

During the financial year no options issued under ESOP were exercised (2005: 25,000).

During the financial year 40,000 options previously under ESOP lapsed or were cancelled (2005: nil).

At the end of the year there were 2,279,500 (2005: 1,775,000) unissued ordinary shares in respect of which ESOP options were outstanding.

Options approved at General Meetings of Shareholders

Separate issues of other unlisted options have been approved by resolutions passed by shareholders on November 21, 2003 (600,000 options), June 21, 2004 (3,000,000 options) and November 16, 2005 (1,000,000 options)

At the end of the year there were 4,600,000 (2005: 3,600,000) unissued ordinary shares in respect of which these options were outstanding.

JUNE 30, 2006	Notes	2006	2005
		$	$

Other reserves
Option premium		10,866,878	10,866,878
Equity benefits reserve		1,268,418	428,962
		12,135,296	11,295,840
Option premium reserve
Nature and purpose of reserve
Amounts contributed for the future right to acquire shares at a pre-determined price. The reserve can be used to pay dividends or issue bonus shares.

Equity benefits reserve
Nature and purpose of reserve
The equity benefits reserve is used to record the value of equity based benefits provided as remuneration under the ESOP (see note 14) or to pay for services provided by third parties in lieu of cash.

Balance at beginning		428,962	6,858

Movements in reserve		839,456	422,104

Balance at end of year		1,268,418	428,962

19. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s financial instruments are cash and bank deposits used to finance the Group’s operations.  The Group also has receivables and payables.  The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

(a) Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates to cash at bank which attracts a floating interest rate.

It is the Group’s policy to monitor interest exposures and make fixed interest investments, when appropriate, to maximise interest income.

There were no fixed interest investments in place as at June 30, 2006.

(b) Foreign currency risk

The Group has research agreements with European companies and conducts significant research operations in the USA which provide transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the measurement currency.

All research revenue is denominated in currencies other than the reporting currency and approximately 50% of all costs are denominated in currencies other than the reporting currency.

It is the Group’s policy to monitor currency exposures and to take forward cover, when appropriate, to minimise exposure.

There were no forward currency contracts in place as at June 30, 2006.

(c) Credit risk

The Group trades only with recognised, creditworthy third parties.

(d) Liquidity risk

The Group accesses capital raisings to maintain liquidity as required.

20. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments that are exposed to interest rate risk:

2006	< 1 year	>1-<2	>2-<3	>3-<4	>4-<5	>5 years	Total
	$	$	$	$	$	$	$
Consolidated
Floating rate	4.0%
Cash	15,553,696	—	—	—	—	—	15,553,696

2005	< 1 year	>1-<2	>2-<3	>3-<4	>4-<5	>5 years	Total
	$	$	$	$	$	$	$
Consolidated
Floating rate	5.2%
Cash	8,511,952	—	—	—	—	—	8,511,952

(b) Net fair values

Recognised financial Instruments

Cash and cash equivalents: The carrying amount approximates fair value.

Trade receivables: The carrying amount approximates fair value.

Trade payables: The carrying amount approximates fair value.

21. CONTINGENT LIABILITIES

The Group has nil contingent liabilities as at June 30, 2006 and 2005, and nil contingent liabilities have arisen during the period to the date of this report.

The Group has commercialisation and licensing agreements with research partners that may create an obligation to pay royalties, upon successful commercialisation of discovery targets, in the future. The possible value of these contingent liabilities cannot be quantified until such time as sales are made.

The Group has a manufacturing agreement with Stragen Investment B V which provides for a potential bonus payment to Stragen upon Federal Drug Administration (‘FDA’) approval for Ceflatonin following clinical trials. Due to uncertainty of FDA approval of Ceflatonin, no amounts have been accrued for in the accompanying Balance Sheet.

22. MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

No matters or circumstances have arisen since the end of the financial year which have significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

23. COMMITMENTS

(a)Research expenditure commitments

Estimated research expenditure contracted for at reporting date, but not provided for, payable:

– not later than one year- $4,064,426 (2005: $2,747,098)

– later than one year and not later than five years- $2,574,424 (2005: $nil)

A Controlled Entity, Autogen Research Pty Ltd has agreed to provide certain monies for research projects covering areas of diabetes, obesity, autoimmune disorders and depression and anxiety with the object of long term commercialisation. Research agreements have been undertaken with Deakin University, Southwest Foundation and The International Diabetes Institute. These agreements expire on December 31, 2006 and negotiations to continue the agreements for another year under similar terms are continuing..

Autogen Research Pty Ltd has the option to continue funding these research agreements subject to annual reviews which are dependent upon research milestones being met. Autogen Research Pty Ltd has the right to benefit from the commercialisation of any resulting products.

A Controlled Entity, Chemgenex Pharmaceuticals Inc. has appointed Premier Research Plc. as the Clinical Research Organisation for the Ceflatonin Stage 2/3 Clinical Trials for CML patients with theT315I gene mutation. Patients recruited for Clinical Trials are guaranteed a level of treatment beyond the trial period. Commitments for later than one year and less than five years are based estimates of patient numbers and future treatments required.

(b) Operating lease commitments

Estimated operating lease commitments at June 30, 2006:

- not later than one year- $39,606 (205: $27,566)

- later than one year and not later than 5 years- $Nil (2005: $Nil)

ChemGenex Pharmaceuticals, Inc. leases approximately 2,400 square feet of corporate office space in Menlo Park, California, under a lease agreement that terminates on December 31, 2006. The U.S. subsidiary also subleases approximately 500 square feet of laboratory space to conduct in vitro experiments to support oncology discovery and development programs in Menlo Park, California under a sublease that terminates on December 31, 2006. The Company is negotiating arrangements for the lease of these premises after December 30, 2006.

As at June 30, 2006, the company also leased office premises from Deakin University on a monthly tenancy basis at $551 per month. This arrangement was replaced by a three year lease commitment at $6,704 per annum commencing on November 1, 2006.

24. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Key Management Personnel

(i) Directors

J.B.L. Heading	Chairman (non-executive)
Dr. G.R. Collier	Director and Chief Executive Officer
K.J. Dart	Director (non-executive)
R.V. Byrne	Director (non-executive)
E.J. Schnee	Director (non-executive)
Dr. D.M. Brown	Director (executive)
P.O. Burns	Director (non-executive)
P.J. Bradfield	Director (non-executive)
(ii) Executives
Dr. J. Campbell	Vice President of Operations
H. Pedersen	Vice President of Business Development (resigned May 26, 2006)
E. Merrigan	Chief Financial Officer and Company Secretary
T. Herbert	Senior Director of Finance and Administration
S. Michaels	Director of Discovery Research

(b) Remuneration of Key Management personnel

(i) Remuneration Policy

The Board of Directors of ChemGenex Pharmaceuticals Limited, through the Remuneration Committee, is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team.  In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

The Board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting.  An amount not exceeding the amount determined is then divided between the directors as agreed. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually.  The Board considers the fees paid to non-executive directors of comparable companies when undertaking the annual review process. Each non-executive director receives a fee for being a director of the company.

The company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the company and so as to:-

•                  reward executives for company performance against target;

•                  align the interests of executives with those of shareholders;

•                  link reward with the strategic goals and performance of the company; and

•                  ensure total remuneration is competitive by market standards.

The Board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team.  Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans.  It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

To assist in achieving these objectives, the Board links the nature and amount of executive directors’ and officers’ emoluments to the company’s financial and operational performance. It is the Board’s policy that employment agreements shall be entered into with the Chief Executive Officer and other specified executives.

(ii) Compensation for Key Management Personnel

	Short-term
	Salary & Fees			Post Employment		Share Based
	Bonus	Cash	Non	Super-		Payments
Directors	Benefits	Monetary	annuation	Benefits	Retirement	Options	Total
	$	$	$	$	$	$	$
J.B.L. Heading
2006	70,532	—	—	—	—	—	70,532
2005	65,000	—	—	—	—	—	65,000
Dr. G. R. Collier
2006	379,097	—	20,628	27,973	—	273,774	701,472
2005	414,882	—	3,834	38,702	—	278,104	735,522
K.J. Dart
2006	50,000	—	—	4,500	—	—	54,500
2005	50,000	—	—	4,500	—	—	54,500
R.V. Byrne
2006	50,000	—	—	4,500	—	—	54,500
2005	50,000	—	—	4,500	—	—	54,500
E.J. Schnee
2006	54,500	—	—	—	—	—	54,500
2005	50,000	—	—	—	—	—	50,000
Dr. D.M. Brown
2006	272,720	—	36,817	—	—	—	309,537
2005	265,516	—	18,666	—	—	—	284,182
P.O. Burns
2006	50,215	—	—	—	—	—	50,215
2005	—	—	—	—	—	—	—
P.J. Bradfield
2006	45,833	—	—	4,125	—	—	49,958
2005	—	—	—	—	—	—	—

Executives
H. Pedersen
2006	254,302	—	26,702	—	—	—	281,004
2005	255,985	—	11,120	—	—	—	267,105
Dr. J. Campbell
2006	160,550	—	—	14,449	—	69,769	244,768
2005	159,223	—	—	14,330	—	40,000	213,553
T. Herbert
2006	202,966	—	13,407	—	—	—	216,373
2005	199,137	—	10,295	—	—	—	209,432
E. Merrigan
2006	120,000	—	—	10,800	—	26,163	156,963
2005	94,154	—	—	8,425	—	10,000	112,579
S. Michaels
2006	124,078	—	24,442	—	—	—	148,520
2005	119,482	—	9,140	—	—	—	128,622
Total
2006	1,834,793	—	121,996	66,347	—	369,706	2,392,842
2005	1,723,379	—	53,055	70,457	—	328,104	2,174,995

(iii) Compensation by Category:  Key Management Personnel

	2006	2005
	$	$
Short-term	1,956,789	1,776,434
Post employment	66,347	70,457
Share-based payment	369,706	328,104
	2,392,842	2,174,995

(c) Remuneration options: Granted and vested

ESOP options granted as equity compensation benefits to directors and executives during the financial year are disclosed below. The options were issued free of charge.  Each option entitles the holder to subscribe for one fully paid ordinary share in the Group at exercise prices set out in the table below.

The options may only be exercised after the first exercise date and before the expiry date as set out in the table below:

			Terms & Conditions for Each Grant
	Vested Number	Granted Number	Grant date	Fair Value per option at grant date	Exercise Price per share	First Exercise Date	Expiry Date
				($)	($)
2006
Directors
Nil options issued

Executives
Dr. J. Campbell	200,000	200,000	Sept. 23, 2005	0.35	0.43	Sept. 23, 2005	Mar. 24, 2010
E. Merrigan	75,000	75,000	Sept. 23, 2005	0.35	0.43	Sept. 23, 2005	Mar. 24, 2010

Total	275,000	275,000

2005
Directors
Nil options issued

Executives
Dr. J. Campbell	100,000	100,000	Dec. 21, 2004	0.40	0.56	Dec. 21, 2004	Mar. 24, 2010
E. Merrigan	25,000	25,000	Dec. 21, 2004	0.40	0.56	Dec. 21, 2004	Mar. 24. 2010

Total	125,000	125,000

(d) Shares issued on exercise of remuneration options

No shares were issued to directors or executives on the exercise of remuneration options in 2006 or 2005.

(e) Option holdings of Key Management Personnel

	Balance at beginning	Granted as			Balance at end of	Vested at June 30, 2006
June 30, 2006	of period July 1, 2005	Remuneration #	Options Exercised	Net Change Other	period June 30, 2006	Total	Not exercisable	Exercisable

Directors
J.B.L. Heading	—	—	—	—	—	—	—	—
Dr. G.R. Collier	3,800,000	—	—	—	3,800,000	2,800,000	200,000	2,600,000
K.J. Dart	7,399,324	—	—	—	7,399,324	7,399,324	—	7,399,324
R.V. Byrne	—	—	—	—	—	—	—	—
E.J. Schnee	4,439,308	—	—	—	4,439,308	4,439,308	—	4,439,308
Dr. D.M. Brown	—	—	—	—	—	—	—	—
P.O. Burns	—	—	—	—	—	—	—	—
P.J. Bradfield	—	—	—	—	—	—	—	—
Executives
Dr. J. Campbell	185,000	200,000	—	—	385,000	385,000	—	385,000
H. Pedersen	—	—	—	—	—	—	—	—
E. Merrigan	25,000	75,000	—	—	100,000	100,000	—	100,000
T. Herbert	—	—	—	—	—	—	—	—
S. Michaels	—	—	—	—	—	—	—	—
Total	15,848,632	275,000	—	—	16,123,632	15,123,132	200,000	14,923,632

#  Includes forfeits and offers to employees under the ESOP to June 30, 2006

	Balance at beginning	Granted as			Balance at end of	Vested at June 30, 2005
June 30, 2005	of period July 1, 2004	Remuneration #	Options Exercised	Net Change Other	period June 30, 2005	Total	Not exercisable	Exercisable
Directors
J.B.L. Heading	—	—	—	—	—	—	—	—
Dr. G.R. Collier	3,800,000	—	—	—	3,800,000	1,800,000	200,000	1,600,000
K.J. Dart	7,399,324	—	—	—	7,399,324	7,399,324	—	7,399,324
R.V. Byrne	—	—	—	—	—	—	—	—
E.J. Schnee	4,439,308	—	—	—	4,439,308	4,439,308	—	4,439,308
Dr. D.M. Brown	—	—	—	—	—	—	—	—
Executives
Dr. J. Campbell	85,000	100,000	—	—	185,000	185,000	—	185,000
H. Pedersen	—	—	—	—	—	—	—	—
E. Merrigan	—	25,000	—	—	25,000	25,000	—	25,000
T. Herbert	—	—	—	—	—	—	—	—
S. Michaels	—	—	—	—	—	—	—	—
Total	15,723,632	125,000	—	—	15,848,632	13,848,632	200,000	13,648,632

#  Includes forfeits and offers to employees under the ESOP to June 30, 2005

(f)  Shareholdings of Key Management Personnel

	Balance July 1, 2005	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance June 30, 2006
June 30, 2006	Ord	Ord.	Ord	Ord	Ord
Directors
J.B.L. Heading	100,000	—	—	—	100,000
Dr. G.R. Collier	—	—	—	—	—
K.J. Dart	23,159,247	—	—	5,100,000	28,259,247
R.V. Byrne	—	—	—	—	—
E.J. Schnee	9,833,750	—	—	9,000,000	18,833,750
Dr. D.M. Brown	14,398,297	—	—	—	14,398,297
P.O. Burns	—	—	—	—
P.J. Bradfield	—	—	—	—
Executives
Dr. J. Campbell	5,000	—	—	—	5,000
H. Pedersen	1,203,377	—	—	—	1,203,377
E. Merrigan	25,000	—	—	25,000	50,000
T. Herbert	760,027	—	—	—	760,027
S. Michaels	760,027	—	—	—	760,027
Total	50,244,725	—	—	14,125,000	64,329,725

	Balance July 1, 2004	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance June 30, 2005
June 30, 2005	Ord	Ord.	Ord	Ord	Ord
Directors
J.B.L. Heading	100,000	—	—	—	100,000
Dr. G.R. Collier	—	—	—	—	—
K.J. Dart	19,864,347	—	—	3,294,900	23,159,247
R.V. Byrne	—	—	—	—	—
E.J. Schnee	5,748,750	—	—	4,085,000	9,833,750
Dr. D.M. Brown	14,398,297	—	—	—	14,398,297
Executives
Dr. J. Campbell	5,000	—	—	—	5,000
H. Pedersen	1,203,377	—	—	—	1,203,377
E. Merrigan	—	—	—	25,000	25,000
T. Herbert	760,027	—	—	—	760,027
S. Michaels	760,027	—	—	—	760,027
Total	42,839,825	—	—	7,404,900	50,244,725

All equity transactions with directors and executives other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the Group would have adopted if dealing at arm’s length.

(g) Loans to directors and executives

Options granted under the ESOP in 2000 and 2001 contained an issue price which the company, in accordance with the terms of the ESOP, funded via an interest free “off balance sheet” loan to the option holder. The loan is repayable upon the sale of shares obtained through exercise of the options.

Dr Greg Collier (who was not a director at the time of the grants) received 100,000 options under the ESOP in financial years 2000 and 2001 and, as a result, was given a loan to fund the issue price of these options. Subsequent to the date of these option grants the terms and conditions of the “off balance sheet” loans have not been changed, no repayments have been made and the balance of $96,820 is outstanding at June 30, 2006. Interest not charged for the year ended June 30, 2006 of $3,834 has been included in Note
24(b)(ii) as a non-monetary benefit. (2005: $3,834)

Neither the loans nor equity items relating to these options are included in the company’s financial statements as share price hurdle rates associated with these options have not been achieved.

There are no other loans to specified directors and specified executives and there have been no other loans made to or repaid by specified directors and specified executives during the years ended June 30, 2006 and 2005.

(h) Employment contracts

The CEO, Dr Greg Collier, is employed under contract.  The current employment contract commenced on July 1, 2003 and terminates on June 30, 2008, at which time the company may choose to commence negotiation to enter into a new employment contract with Dr Collier.  Under the terms of the present contract:-

•                  Dr Collier may resign from his position and thus terminate this contract by giving 6 months written notice.

•                  The company may terminate this employment agreement by providing 6 months written notice or provide payment in lieu of the notice period.

•                  The company may terminate the contract at any time without notice if serious misconduct has occurred.  Where termination with cause occurs the CEO is only entitled to remuneration up to the date of termination.

All other executives are employed under contracts which have a term of 12 months and provide for termination, by either party, with notice periods between 2 and 4 months.

25. AUDITORS’ REMUNERATION

JUNE 30, 2006	2006	2005
	$	$
Amounts paid or payable to Ernst & Young Australia for:

– an audit or review of the financial report of the entity and any other entity in the consolidated entity	212,325	93,250
– other services in relation to the entity and any other entity in the consolidated entity		17,709
– tax advice	—	12,000
	212,325	122,959

Amounts paid or payable to Deloitte Touche Tohmatsu for initial SEC registration form 20-F and 2005 SEC Annual Report 20-F

– an audit or review of the financial report of the entity and any other entity in the consolidated entity	—	497,804
– other services in relation to the entity and any other entity in the consolidated entity	—	—
– tax advice	—	—
	—	497,804

26. RELATED PARTY DISCLOSURES

Revenues

Mr E. J. Schnee, a director of Chemgenex Pharmaceuticals Limited is also a director of Merck Santé which holds 18,793,750 shares and 4,439,308 options in the company. Merck Santé is party to research and commercialisation agreements with the company’s 100% owned subsidiary Autogen Research Pty Limited.  Under these agreements Merck Santé provided research revenue of $1,436,053 and patent reimbursement of $230,223 to Autogen Research Pty Ltd. during the year ended June 30, 2006. (2005: $2,533,113 and $104,085)

Expenses

During the year ended June 30, 2006 legal services to the value of $52,337 (2005: $52,934) were provided by McCullough Robertson solicitors, a legal firm of which Mr J.B.L. Heading, a director of Chemgenex Pharmaceuticals Limited, is a partner.

Mr. J.B.L. Heading is also a director of two companies that are the joint holders of 5% of the shares of Global Markets Capital Group LLC that has provided advisory and consulting services to the company to the value of $53,751 during the year ended June 30, 2006 (2005: $65,214).  Mr Heading has no beneficial interest in these shareholders.

Mr K.J. Dart a director of Chemgenex Pharmaceuticals Limited, is also a director and shareholder of Charter Pacific Corporation Limited, which holds 28,110,087 shares and 7,399,324 options expiring March 12, 2010 in the company.  Charter Pacific Corporation Limited is a 40.7% shareholder of Global Markets Capital Group LLC that has provided advisory and consulting services to the company to the value of $53,751 during the year ended June 30, 2006 (2005: $65,214).

Assets

As at June 30, 2006 no related parties had funds owing to Chemgenex Pharmaceuticals Limited as Trade receivables.

Included in Trade receivables as at June 30, 2005 was an amount of $97,149, owing by Merck Santé on normal commercial terms.

Liabilities

Included in Trade creditors as at June 30, 2006 was an amount of $4,168 owing to McCullough Robertson on normal commercial terms.

Included in Trade creditors as at June 30, 2005 were amounts of $24,531 and $5,000, owing to McCullough Robertson, and to Global Capital Markets Corporation respectively on normal commercial terms.

Deferred revenue

Included in Deferred revenue as at June 30, 2006 was an amount of $177,442 which had been received from Merck Santé for which services contracted had not been provided at that time. (2005: $217,637).

Amounts recognised at the reporting date as related party transactions

	2006	2005
	$	$
Assets and Liabilities
Assets
Trade receivables	—	97,149

Total Assets	—	97,149

Liabilities
Trade creditors	4,168	29,531
Deferred revenue	177,422	217,637

Total Liabilities	181,590	247,168

Revenues and Expenses
Revenues
Research Revenue	1,436,053	2,533,113
Patent reimbursements	230,223	104,085

Total Revenues	1,666,273	2,637,198

Expenses
Legal services provided	52,337	52,934
Advisory and consulting services provided	53,751	65,214

Total Expenses	106,088	118,148

27. RECONCILIATION TO US GAAP

The consolidated financial statements have been prepared in accordance with AIFRS, which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the adjustments to net loss and total equity required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between AIFRS and US GAAP.

Reconciliation of net loss

The following is a reconciliation of net loss as reported in the Consolidated Income Statements under AIFRS to the net loss as adjusted for the effects of the application of US GAAP for the years ended June 30, 2006, 2005, and 2004.

Years Ended June 30,		2006	2005
		$	$
Net loss in accordance with AIFRS		(10,369,719)	(6,235,183)
US GAAP adjustments
Share-based compensation expense, net of forfeitures	(a)
- AIFRS expense		839,456	422,105
- US GAAP expenses		(839,456)	(101,100)
Marketable securities	(d)	(74,631)	(275,182)
Deferred tax effect of US GAAP adjustments	(e)	—	—
Net loss in accordance with US GAAP		(10,444,350)	(6,189,360)

Loss per share in accordance with US GAAP:
Basic and diluted		$(0.09)	$(0.06)
Weighted average shares - basic and diluted		117,647,158	105,707,630

Reconciliation of total equity

The following is a reconciliation of the total equity as reported in the Consolidated Balance Sheets under AIFRS to total equity as adjusted for the effects of the application of US GAAP as of June 30, 2006 and 2005.

June 30,		2006	2005
		$	$
Total equity in accordance with AIFRS		31,004,909	25,235,448
US GAAP adjustments
Fair value of shares issued as consideration	(b)	(392,000)	(392,000)
In-process research and development	(c)	(16,570,561)	(16,570,561)
Reversal of amortisation of goodwill	(c)	30,811	30,811
Marketable securities	(d)	—	74,631
Deferred tax effect of US GAAP adjustments	(e)	—	—
Total equity in accordance with US GAAP		14,073,159	8,378,329

Rollforward analysis of total equity under US GAAP

Years Ended June 30,		2006	2005
		$	$
Balance in accordance with US GAAP, beginning of year		8,378,329	131,081
Issue of shares, net of issue costs	18	15,299,724	14,335,508
Issue of options, net of forfeitures	(a)	839,456	101,100
Net loss in accordance with US GAAP		(10,444,350)	(6,189,360)
Balance in accordance with US GAAP, end of year		14,073,159	8,378,329

a) Share-based compensation

As disclosed in Notes 14, 18 and 24(c) to the consolidated financial statements, the Company issued share options to directors, employees and non-employees as an incentive for future performance or in consideration for services rendered.

Under AIFRS, the Company accounts for share-based payments under AASB 2 “Share-Based Payments.”   Options issued after November 7, 2002 and vested on or after January 1, 2005 are required to have the grant-date fair value be recognized as an expense over the vesting period.

Under US GAAP, prior to July 1, 2005, the Company accounted for its stock options in accordance with Accounting Principles Board Opinion No. 25:  “Accounting for Stock Issued to Employees” and related interpretations (“APB 25”) and adopted the disclosure-only provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).  Under APB 25, the Company recognized compensation expense for stock options only if the current market price of the underlying stock exceeded the exercise price as at the measurement date.  The resultant compensation cost is charged to earnings rateably over the vesting period.

Effective July 1, 2005, the Company adopted the requirements of SFAS 123 (revised 2004) “Share-Based Payments” (“SFAS 123R”) under US GAAP.  SFAS 123R eliminates the option to apply the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period).

The Company has elected to apply SFAS 123R using the modified prospective method thereby recognising the compensation cost in the consolidated financial statements based on grant-date fair value for all share-based payments granted after July 1, 2005, and based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R.

SFAS 123R is consistent with share-based payments recognition under AASB 2, however, differences arise in terms of transition dates.  This resulted in difference in compensation expense between AIFRS and US GAAP for the year ended June 30, 2005 by $321,005.  There are no differences in share-based payment expense between US GAAP and AIFRS during the year ended June 30, 2006.

As a result of adopting SFAS 123R on July 1, 2005, the Company’s net loss and net loss per share for the year ended June 30, 2006 was higher by $406,471 and $.003, respectively, than if it had continued to account for share-based compensation under APB 25.  The adoption of FAS123R has had no effect on cash flows.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock based employee compensation for the year ended June 30, 2005.

Net Loss, as reported	(6,189,360)
Share-based employee compensation expense under APB 25	101,100
Share-based employee compensation expense determined under fair value-based method	(422,105)
Net loss according to US GAAP – pro forma	(6,510,365)

Net loss per share
Basic- as reported	$(0.06)
Basic- pro forma	$(0.06)

Diluted- as reported	$(0.06)
Diluted- pro forma	$(0.06)

• Options issued to non-employees

Under US GAAP, the Company accounts for share-based compensation to non-employees in accordance with SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”  Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options as of the measurement date, using the Black-Scholes mode, and recognised the compensation cost over the period in which the options vest.

Employee Share Option Plan (ESOP)

	2006	2005
	$	$
Total grant-date intrinsic value of options exercised	—	9,150
Total grant-date fair value of options granted	194,121	142,902
Total grant-date fair value of options vested	194,121	142,902
Aggregate intrinsic value of options:
Outstanding at end of year	56,900	58,500
Exercisable at end of year	32,900	34,500

Options Approved by Resolution of Shareholders

Options issued to Dr Greg Collier

The options issued to Dr. Greg Collier are subject to minimum service vesting condition of between two to four years and a market condition in the form of a target share price.

	2006	2005
	$	$
Number of options outstanding at end of year	3,300,000	3,300,000
Weighted-average exercise price of options outstanding at end of year	0.48	0.48
Aggregate intrinsic value of options:
Outstanding at end of year	189,000	189,000
Exercisable at end of year	149,000	149,000
Weighed-average remaining contractual term of options outstanding at end of year	3.2	4.2

No options to Dr. Greg Collier were issued, exercised, cancelled or forfeited during the years ended June 30, 2006 and 2005.

Following is a summary of non-vested options to Dr Greg Collier and the weighted-average grant-date fair value (WAFV):

	2006		2005
	Number	WAFV	Number	WAFV
Balance at beginning of year	1,000,000	$0.35	2,000,000	$0.35
Vested during the year	—	$—	(1,000,000)	$0.35
Balance at end of year	1,000,000	$0.35	1,000,000	$0.35

The total grant-date fair value of options vested during the year ended June 30, 2006 was nil (2005: $351,289).

As of June 30, 2006, there was approximately $143,841 of unrecognized compensation expense related to these non-vested share-based payments.  This cost is expected to be recognized over a period of the 2007 and 2008 years of $101,014 and $42,827 respectively.

Options issued to Stragen Investments B.V.

The total fair value of options to Stragen, which were granted and vested during the year ended June 30, 2006, was $371,561 and included in research and development expense.

Refer to Note 14 to the consolidated financial statements for the assumptions in determining grant-date fair value of options and other information on share-based payments to employees and non-employees.

b) Fair value of shares issued as consideration.

As disclosed in Note 18 to the consolidated financial statements, the Company issued 28,000,000 ordinary shares as consideration for acquiring 100% of ChemGenex Therapeutics, Inc. In accordance with the acquisition agreement the value placed on the issue under the prevailing A-GAAP standards was 54 cents per share, the closing market price on June 21, 2004. Under US GAAP the fair value of the shares issued to affect the acquisition is the average quoted market price for a period of two days before and after the date the terms of the agreement are agreed and announced (52.6 cents).  Accordingly, for US GAAP purposes, the Company has recorded an adjustment to the purchase price as well as the value of the shares issued.

c) Goodwill on acquisition

At June 30, 2004 the Company calculated goodwill relating to the acquisition of ChemGenex Therapeutics, Inc. as the excess of the purchase price over the fair value of identifiable net assets acquired.  In accordance with the prevailing A-GAAP standards, the resultant goodwill was to be amortised over 20 years. With the implementation of AIFRS Goodwill is no longer amortised and impairment is evaluated and expensed as per notes 2(i) and 13 of these consolidated financial statements. For US GAAP purposes, the Company considered the guidance contained in FASB Interpretations (FIN) 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” and determined that the excess of the US GAAP purchase price over the fair value of identifiable net assets acquired represents the estimated value of acquired in-process research and development projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed at the date of acquisition under US GAAP. Additionally, the A-GAAP goodwill amortisation from 1 July 2004, has been reversed for US GAAP purposes.

d) Marketable securities

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

During the year ended June 30, 2005, a decline in market value, judged to be other than temporary occurred and resulted in a reduction in the carrying value of the investment.  During the year ended June 30, 2006, a decline in market value, judged to be other than temporary, occurred such that investment was deemed by management to have no ongoing carrying value. As a result the value of the investment was totally written off under US GAAP as at June 30, 2006.

e) Deferred tax effect of US GAAP adjustments

The deferred tax effect of US GAAP adjustments is nil because it is more likely than not that the net deferred tax asset will not be realized and, accordingly, the Company has recorded a 100% valuation allowance against the net deferred tax assets.

Income Tax and Deferred Tax Supplement Disclosures

Loss before income taxes for the years ended June 30, 2006 and 2005 was realized in the following jurisdictions:

	2006	2005
Australia Operating Loss	(6,031,234)	(4,337,743)
USA Operating Loss	(4,283,955)	(1,893,484)
USA Profit on transfer of intellectual property	13,471,642	—
Consolidated Exchange Loss	(54,530)	(3,955)
Elimination of Internal USA Profit on IP Transfer	(13,471,642)	—
Loss before income taxes	(10,369,719)	(6,235,182)

At June 30, 2006, deferred income tax relates to the following:

	2006	2005
Deferred tax assets
Current deferred tax asset
Sundry creditors and accruals	39,986	132,695
Employee benefits	25,187	35,805
Non-current deferred tax asset
Sec 40-880 costs	196,022	—
Capital Losses available for offset against future capital gains	436,439	436,439
Losses available for offset against future taxable income*	13,878,135	15,123,323
Gross deferred tax assets	14,575,769	15,728,262
Valuation allowance	(14,575,769)	(15,728,262)
Net deferred tax asset assets	—	—

*Deferred tax assets relating to tax losses

At June 30, 2006, the Company had net operating tax loss carry-forwards generated in Australia which are indefinite as to use unless it is unable to comply with the recognition criteria for carrying forward tax losses under Australian taxation laws.  The net operating tax loss carry-forwards generated in the USA are available indefinitely subject to existing and future US tax regulations.

At June 30, 2006, the Company also has capital losses that arose in predominately 2002 of $436,439 (2005: $436,439) and are available indefinitely for offset against future capital gains of a similar nature subject to continuing to meet relevant statutory tests.

As a result of these tax loss carry-forwards, the Company has significant deferred tax assets.  However due the Company’s lack of earnings history, realization of these deferred tax assets is not more likely than not, therefore, the deferred tax assets have been fully offset by a valuation allowance.

The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to ($1,152,493), and $1,712,683 for the years ended June 30, 2006 and 2005, respectively.

Operating losses noted above in 2006 and 2005 relate to expenditure on research projects and general company administration costs.  In 2006 the US subsidiary recorded a profit of AUD13,471,642 on the sale of IP relating to the anti-cancer compound Ceflatonin to the parent company.  The US subsidiary utilised carry forward tax losses to offset against the profit on the sale of the IP.

Refer to Note 5 for the reconciliation of income tax expense applicable to accounting profit before income tax and income tax expense for the years ended June 30, 2006 and 2005.

f) Consolidated Income Statement classification differences

In addition to the differences in valuation and income recognition, other differences, essentially related to presentation, exist between AIFRS and US GAAP.  Although there is no impact on US GAAP reported Equity and Net Loss due to these differences, it may be useful to understand them to interpret the Consolidated Financial Statements presented in accordance with US GAAP.  The following is a summary of presentation differences that relate to the basic AIFRS Consolidated Financial Statements

Under AIFRS, exchange rate gains are reported as a component of revenue from ordinary activities. Under US GAAP, exchange rate gains relating to operating activities are classified within operating income (loss) whereas exchange rate gains related to non-operating activities are classified as a component of non-operating income (loss).

Under AIFRS, interest income is reported as a component of revenue from operations. Under US GAAP, interest income is reported as a component of non-operating income (loss).

Under AIFRS, borrowing costs are classified in income (loss) from operations.  Under US GAAP, borrowing costs are classified in non-operating income (loss).

Under AIFRS, the Company classifies costs paid to third parties under research and development contracts as research expenditure.  Other costs directly attributable to research activities, such as depreciation of plant and equipment, patent costs, legal costs, personnel costs, among others, are classified in separate line items in the Consolidated Income Statements. Under US GAAP, all costs of research and development activities are classified as research and development in the Consolidated Income Statements.

g) Recently Issued but not yet adopted Accounting Pronouncements

The following accounting pronouncements have been issued but have not yet been adopted by ChemGenex Pharmaceuticals Limited as at June 30, 2006-

Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”).  SFAS 154 provides guidance on the accounting for and reporting of accounting changes, including changes in principle, accounting estimates, and the reporting entity, as well as, corrections of errors in previously issued financial statements.  SFAS 154 requires retrospective application of voluntary changes in accounting principle to prior period financial statements, unless it is impracticable to do so.  SFAS 154 also provides that a change in accounting estimate that is affected by a change in accounting principle is accounted for as a change in estimate.  SFAS 154 carries forward from APB 20, Accounting Changes, the reporting for a correction of an error, a change in the reporting entity, and the requirement to justify a voluntary change in accounting principle on the basis of preferability.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early adoption permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS 154 was issued.  The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2006 and does not believe the adoption of SFAS 154 will have a material effect on the consolidated financial statements.

Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB No. 109, Accounting for Income Taxes (“FIN 48”).  FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies.  FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109.  This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.  The guidance contained in FIN 48 is also applicable to pass-through entities, non-taxable entities, and entities whose tax liability is subject to 100% credit for dividends paid.  FIN 48 utilizes the following two-step approach for evaluating tax positions: recognition (step one) and measurement (step two).  Step one occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained on examination.  Step two is only addressed if step one has been satisfied.  Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more-likely-than-not to be realized on ultimate settlement.  Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained.  FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions.  FIN 48 requires expanded disclosures, including a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months.  These disclosures are required at each annual reporting period, unless a significant change occurs in an interim period.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company plans to adopt this pronouncement in fiscal year beginning July 1, 2007 and does not believe the adoption of FIN 48 will have a material effect on the consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances.  Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.  SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.  Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2008 and does not believe the adoption of SFAS 157 will have a material effect on the consolidated financial statements.