Form 20-F
period 2007-06-30
CHEMGENEX PHARMACEUTICALS LTD
filed 2007-11-27
CIK 1175965

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2007 Commission file number: 0-51373
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

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

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of June 30, 2007:

185,847,331 ordinary shares without par value

Indicate if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes /No	NO

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

Yes /No	NO

Indicate whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	No

Accelerated filer	No

Non-accelerated filer	Yes

Indicate by which financial statement item the registrant has elected to follow.

Item 17 ☒	Item 18 ☐

If this is an annual report indicate whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act

Yes /No	NO

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

☐ Yes   ☐ No

Please send copies of notice and communications from the Securities and Exchange Commission to:

Ross Kaufman

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

TABLE OF CONTENTS

GLOSSARY

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION
A.	Selected consolidated financial data
B.	Capitalization and indebtedness
C.	Reasons for the offer and use of proceeds
D.	Risk factors

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and development of the Company
B.	Business overview
C.	Organizational structure
D.	Property, plant and equipment

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operating results
B.	Liquidity and capital resources
C.	Research and product development programs
D.	Trend information
E.	Off-balance Sheet Arrangements
F.	Tabular Disclosure of Contractual Obligations
G.	Assets Acquired in a Business Combination to be used in Research & Development Activities

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and senior management.
B.	Compensation
C.	Board practices
D.	Employees
E.	Share ownership and options

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major shareholders
B.	Related party transactions
C.	Interests of experts and counsel

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated statements and other financial information
B.	Significant changes

ITEM 9.	THE OFFER AND LISTING
A.	Offer and listing details
B.	Plan of distribution
C.	Markets
D.	Selling shareholders
E.	Dilution
F.	Expenses of the issue

ITEM 10.	ADDITIONAL INFORMATION
A.	Share capital
B.	Memorandum and articles of incorporation
C.	Material contracts
D.	Exchange controls and other limitations affecting security holders
E.	Taxation
F.	Dividends and paying agents
G.	Statement by experts
H.	Documents on display
I.	Subsidiary information

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A	Debt Securities
B	Warrants and Rights
C	Other Securities
D	American Depositary Shares

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROLS AND PROCEDURES
A.	Controls and Procedures
B.	Management’s annual report on internal control over financial reporting
C.	Attestation report of the registered public accounting firm
D.	Changes in internal control over financial reporting

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B.	CODE OF ETHICS

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

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

TKI	Tyrosine inhibitor. A class of drugs that can be used to alleviate the symptoms of CML by blocking the activity of the causative protein, BCR-ABL.

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

The selected consolidated financial data as of June 30, 2007, 2006 and 2005 and for each of the three years in the period ended June 30, 2007 have been derived from, and are qualified in its entirety by reference to, the Company’s audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

The selected consolidated financial data as of and for the years ended June 30, 2005, 2004 and 2003 have been derived from the Company’s audited consolidated financial statements not included in this Annual Report.

The Company prepares its consolidated financial statements in accordance with current Australian Accounting Standards, which differ in certain significant respects from U.S. GAAP. A description of the significant differences and reconciliations of net loss and shareholders’ equity for the periods and as of the dates therein indicated are set forth in Note 26 to the Company’s consolidated financial statements included elsewhere herein.

Selected consolidated financial data as of and for the years ended June 30, 2007, 2006, 2005, 2004 and 2003 is set out below.

Consolidated Income Statement Data in Accordance with AIFRS:	2007	2006	2005

A$’000, except per share data
Revenues from ordinary activities	2,288	2,297	4,095

Research expenditure	(7,732)	(7,186)	(4,621)
Employee costs	(2,518)	(2,710)	(2,631)
Patent costs	(565)	(576)	(447)
Legal costs	(66)	(114)	(106)
Depreciation	(271)	(272)	(270)
Other expenses from ordinary activities(a)	(2,837)	(1,809)	(2,255)
Operating loss	(11,701)	(10,370)	(6,235)
Profit on sale of subsidiary	—	—	—
Net loss	(11,701)	(10,370)	(6,235)

Basic and diluted loss per share (A$)	(0.07)	(0.09)	(0.06)
Basic and diluted weighted average number of shares(b)	162,281,115	117,647,158	105,707,630

Consolidated Income Statement Data in Accordance with U.S. GAAP	2007	2006	2005	2004	2003
Revenues from ordinary activities	1,266	2,055	3,828	3,490	4,997
Net loss	(11,701)	(10,444)	(6,189)	(20,060)	(1,943)
Basic and diluted loss per share (A$)	(0.07)	(0.09)	(0.06)	(0.35)	(0.04)

Consolidated Balance Sheet Data in Accordance with AIFRS:	2007	2006	2005
A$’000
Cash assets	25,367	15,554	8,512
Plant and equipment, net	82	329	587
Total assets	42,761	32,965	26,575
Long-term debt	—	—
Total liabilities	2,891	1,960	1,340
Net assets	39,870	31,005	25,235
Accumulated deficit	(92,723)	(81,023)	(70,633)
Contributed equity	120,773	99,893	84,592
Reserves	11,820	12,135	11,296

Consolidated Balance Sheet Data in Accordance with U.S. GAAP	2007	2006	2005	2004	2003
A$’000
Total assets	25,829	16,034	9,718	2,252	4,495
Net assets	22,938	14,073	8,378	131	4,048
Contributed equity	120,381	99,501	84,201	69,865	54,236

(a)     Other expenses from ordinary activities comprise consulting and advisory costs, scientific advisory board costs, accounting and auditing costs, travel expenses and outsourced employee costs.

(b)    Basic loss per share is determined by dividing the loss after income tax by the weighted average number of ordinary shares, outstanding during the period. The computation of diluted loss per share is similar to basic loss per share, except that it assumes the potentially dilutive securities, such as options, were converted to shares at the beginning of the period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

Dividends

No dividend has been paid by the Company in the five fiscal years up to and including fiscal 2007.

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

Month	Month’s highest exchange rate	Month’s lowest exchange rate
October 2007	0.8847	0.9223
September 2007	0.8884	0.8190
August 2007	0.8589	0.7873
July 2007	0.8845	0.8498
June 2007	0.8485	0.8252
May 2007	0.8332	0.8184
April 2007	0.8381	0.8091

Years ended June 30,	Average

2007	0.7865
2006	0.7475
2005	0.7535
2004	0.7134
2003	0.5847

As at November 2, 2007 the Australian dollar closed at US$0.9180

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

The Company has a history of operating losses and negative cash flow and may never become profitable

ChemGenex is a company that has a history of operating losses. These losses have arisen mainly from the costs incurred in research and development of its products and general administrative costs. For the year ended June 30, 2007, the Company’s net loss was A$11,700,919 and its accumulated deficit as of June 30, 2007 was A$92,723,921.

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

If adequate funds are not available, the Company may have to significantly reduce its research and development programs or obtain funds through licensing and collaboration agreements at an earlier stage in the drugs’ development than the Company envisaged. If adequate funds are not available on acceptable terms, its ability to invest in the progress of its development programs and product portfolio will be materially and adversely affected, with the result that its prospects are less favorable. Following the issue of 33,948,293 shares at A$0.62 cents each on Feb/April of 2007 ChemGenex had working capital of approximately A$23 million as at June 30, 2007. Based on the anticipated cash flow requirements of the Company’s existing research and development activities, the Board has concluded that these funds should be sufficient to support operations into the second half of calendar 2008. The Board remains confident that adequate funds to continue the Company’s operations will be raised from partnership agreements and/or equity placements as required in the future.

The Company anticipates a net loss in fiscal 2008.

If the Company is unable to retain and attract key employees, its scientific and management capabilities could be reduced.

The loss of key employees could weaken the Company’s scientific and management capabilities, resulting in delays in the development of its cancer clinical trials and broader research programs thus impacting negatively on the Company’s business. ChemGenex is significantly dependent on certain scientific and management personnel, including Dr. Gregory R. Collier, Dr. Dennis M. Brown, Dr. James A. Campbell, Eric P. Merrigan, Tina Herbert, and Eric Humphriss. Although the Company has entered into employment or consultancy arrangements with each of the Company’s key personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Companies such as ChemGenex are highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programs, collaborative relationships and strategic goals. The loss of these key employees and the Company’s inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Company because the Company’s scientific and management capabilities would be reduced.

The Company is dependent on its academic collaborators, consultants and scientific advisors and their confidentiality.

The Company has relationships with collaborators and consultants at academic and other scientific institutions who conduct trials under contractually defined terms at the Company’s request. It is the Company’s policy that all of its employees, academic collaborators, consultants and scientific advisors enter into confidentiality agreements that control the dissemination of all intellectual property produced that results from their work for the Company. It is possible; however, that unauthorized dissemination of such confidential information could materially adversely affect the Company’s business, financial condition and results of operations. Such collaborators also could enter into employment agreements or consulting arrangements with competitors.

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

The Company’s products under development are expected to address a broad range of markets including, but not limited to anti-cancer drugs for the treatment of chronic myelogenous leukemia (“CML”) and other forms of leukemia, prostate cancer and other solid tumors. The Company’s competitive position will be determined in part by the potential indications for which the Company’s products are developed and ultimately approved by regulatory authorities. The relative speed with which the Company or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

The Company’s competitors may be developing products that could compete with the products the Company is developing. The Company and its collaborators will need to persuade patients and physicians to adopt its products over its competitors’ products.

In the field of cancer therapeutics the Company faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products. Several of these companies have products in the same indications or utilize similar technologies and/or personalized medicine techniques. The FDA has approved two drugs for Gleevec®-resistant CML; Sprycel® (dasatinib), a drug developed and commercialized by Bristol-Myers Squibb was approved in June 2006, and Nilotinib® (nilotinib) a drug developed and commercialized by Novartis was approved in October 2007. Significantly, neither Sprycel® nor Nilotinib® have demonstrated efficacy against the T315I bcr-abl mutation, and it is this sub-set of resistant CML patients that are being targeted by the Company for initial approval. Several biotechnology and pharmaceutical companies are seeking to develop effective therapeutics specifically for CML patients with the T315I mutation. Vertex Pharmaceuticals and its partner Merck are developing an aurora kinase inhibitor referred to as MK-0457 or VX-680. This agent is currently in phase 2 clinical trials. Astex Therapeutics is developing AT9283, an inhibitor of several targets including bcr-abl. This agent is currently in phase 1/2 clinical trials. Several companies have agents in phase 1 clinical trials, including Exelixis (XL228), Kyowa Hakko (KW2449) and Medimmune/Infinity Pharmaceuticals (IPI504). Xanthus Pharmaceuticals is currently conducting a phase 3 study with amonafide malate (listed as an example product candidate — Refer Item 4B. Business Overview — ChemGenex’s development pipeline) in acute myeloid leukemia. The previous list is indicative only, and there may be other competitive trials or technologies elsewhere in the world. Additionally, many of the Company’s competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than the Company does.

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

The Company’s business exposes it to potential product liability, professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. The Company in carrying out its activities will potentially face contractual and statutory claims, or other types of claims. Consumers, healthcare producers or persons selling products based on the Company’s technology may be able to bring claims against the Company based on the use of such products in clinical trials and the sale of products based on the Company’s technology. The Company is insured for product liability with a policy covering US$5,000,000 that covers bodily injury or property damage arising out of the Company’s products used in the regular course of the clinical trials. The policy was recently renewed for the period from May 1, 2007 to April 30, 2008. The Company also carries directors’ and officers’ liability policies in the U.S. and Australia, with coverage of US$10,000,000, and customary employer’s liability, fiduciary liability and property insurance coverages in amounts that are considered usual for similarly situated companies. Product liability or any future necessary insurance cover may not be available to the Company at an acceptable cost, if at all, and if there is any claim, the level of the insurance the Company carries now or in the future may not be adequate. Similarly, a product liability, professional indemnity or other claim may materially and adversely affect the Company’s liquidity or its ability to continue to progress its product development. In addition, it may be necessary for the Company to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Company’s insurance coverage may not be adequate.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.            History and development of the Company

The Company was founded in September 1958 as N & B Finance and Development Corporation. It was renamed the Kingsway Finance Group in August 1964 and then became Australia Wide Industries Limited in May 1986. Australia Wide Industries Limited listed on the Australian Stock Exchange (“ASX”) in July 1986 and operated for ten years as a listed mining and exploration company (ASX: AWI). The Company commenced biotechnology activities in July 1996 and changed its name to Autogen Limited (ASX: AGT) in May 1999. Autogen Limited, in turn, changed its name to AGT Biosciences Limited in March 2003 and then to ChemGenex Pharmaceuticals Limited (ASX: CXS) in June 2004. Biotechnology remains the focus of the Company’s activities. The Company’s Australian Business Number (ABN) is 79 000 248 304. It operates pursuant to its constitution, the Australian Corporations Act 2001, other legislation in Australia and the U.S., and the rules of the ASX. The Company’s representative in the U.S. is Dr. Dennis M Brown, President — U.S. Operations, 3715 Haven Avenue, Suite 100, Menlo Park, CA 94025 U.S.A. The Company’s registered office is Edmondson Turner & Co., 439 Bay Street, Brighton, Melbourne, Victoria 3186 Australia. Its principal administration office is Pigdons Road, Waurn Ponds, Victoria 3217 Australia. Its telephone number is +613-5227-2752. The Company’s website address is www.chemgenex.com. Information on the Company’s website and websites linked to it does not constitute part of this Annual Report.

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

The Company’s development platform is more fully discussed at Items 4B. “Business Overview” and 4C “Research and Product Development Programs.”

The Company’s research commitments (not including fees payable to scientific consultants and advisors to the Company) as of June 30, 2007 are as follows:

A twelve month, A$2,400,000 extension to a research agreement first signed on 2 June, 2005 with Deakin University (Geelong, Australia) to conduct gene discovery, small molecule screening and validation research according to instruction from the Company in the fields of obesity, diabetes and depression. This agreement is called “Research, License and Commercialisation Agreement (“Research Services Provision)”. The extension covers the period from January 1, 2007 to December 31, 2007.

A twelve month, A$150,000 extension to a research agreement first signed on January 14, 1998 with the International Diabetes Institute (Melbourne, Australia) to conduct gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes. This agreement is called “Research Agreement for Human Diabetes / Obesity Discovery”. The extension covers the period from January 1, 2007 to December 31, 2007.

An agreement signed in June 16, 2006 with Premier Research Group plc to provide clinical study services which ChemGenex may submit to the FDA in support of clinical studies being conducted with Ceflatonin®. The agreement is called “the Master Clinical Service Agreement”. The services to be provided by this agreement cover a period of approximately 24 months but may be terminated, by either party, during that time within the terms provided in the agreement.

The Company has no fixed asset commitments as at June 30, 2007, and has incurred no significant fixed asset expenditure since that date. Expenditure on plant and equipment is usually minimal due to the Company’s outsourcing arrangements. Recent capital expenditure on plant and equipment is as follows:

Plant and equipment expenditure (A$000)
Year ended June 30, 2007	24
Year ended June 30, 2006	14
Year ended June 30,2005	15

Important events since June 30, 2007

On October 26, 2007ChemGenex Pharmaceuticals Limited announced a strategic restructuring based upon the spinoff of its metabolic diseases assets by early December, pending shareholder approval. ChemGenex’s metabolic diseases assets currently reside within the company’s wholly-owned subsidiary Autogen Research, which is to be renamed Verva Pharmaceuticals. Pending shareholder approval at the Annual General Meeting, scheduled to take place in Melbourne on November 28, Verva Pharmaceuticals will be demerged from ChemGenex. Verva Pharmaceuticals then intends to merge with Adipogen Pharmaceuticals, pursuant to a merger implementation agreement signed on October 29, 2007. Upon shareholder approval, ChemGenex shareholders will receive one share in Verva Pharmaceuticals for every five ChemGenex Pharmaceuticals shares held at the record date. In accordance with ASX listing rules and the option agreements, existing ChemGenex option holders will not be allocated shares in Verva Pharmaceuticals unless options are exercised prior to the record date. The Verva Pharmaceuticals shares will not be registered under the U.S. Securities Act for distribution to holders of the Company’s ADRs. After the record date the exercise price for each remaining ChemGenex option will be reduced by approximately 7 cents.

B.            Business overview

The Company focuses on the development of novel therapeutic agents in two diseases: cancer and metabolic syndrome (which includes diabetes and obesity). Product development in the two disease areas is supported by four product development platforms: Gene-Based Target Discovery, Target Validation, Drug Discovery and Drug Development. The combination of these platforms is collectively known as the eXpress Technology Platform. In the field of cancer, ChemGenex currently has two small molecule drug candidates in Phase 2 human trials (Ceflatonin® and Quinamed®) and a broad pipeline of compounds and validated targets, including four pre-clinical cancer compounds (CXS299, CXS2101, CXS6001 and CXS273) and two early-stage discoveries identified in the Target Discovery program. In the field of metabolic syndrome, the Company has previously partnered its Target Discovery and Target Validation capabilities with Merck Santé, has discovered and protected by patent more than 50 other gene and protein targets and has established two new unencumbered programs; (i) a small molecule discovery program, and (ii) a predictive biomarker program.

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

Business strategy

The Company’s business strategy for growth and profitability is to discover, develop and commercialize novel therapeutics that address significant unmet needs in the pharmaceutical industry, based on the Company’s understanding of the genetic basis of disease. The Company keeps its core competencies in-house (such as laboratory research management, pre-clinical work, clinical strategy and management), outsourcing the majority of laboratory research and all clinical testing to specialists, to minimize its infrastructure and fixed overhead costs. In the fields of diabetes and obesity the Company seeks early partnering of discovery programs in order to share development costs and risks with partners and to ensure that programs are commercially and scientifically focused. In the field of cancer, the Company intends to seek out joint venture or licensing partners for further development and commercialization of its products following Phase 2 clinical evaluation. This will allow ChemGenex to license its products before full regulatory approval is required to place the product in the market. The goal in each case is to seek multinational partners with drug development milestones payable to the Company on completion of agreed targets and submission of regulatory documents and, eventually, payment or royalties on sales of commercialized products. The expectation is that the size of the payments to the Company will vary depending on the size of the eventual market, the stage of development of the product concerned and the strength of the data that is generated prior to partnering.

Components of ChemGenex’s discovery, validation and drug development platforms

Target discovery and Biomarkers

The target discovery, validation and drug development platforms utilize infrastructure located at Deakin University (Geelong, Australia), the International Diabetes Institute (Melbourne, Australia) and the Southwest Foundation for Biomedical Research (San Antonio, Texas). Key features of the Target Discovery platform include:

•                  Deakin University’s out-bred colony of Psammomys obesus, a well-characterized animal model of diabetes and obesity. The Company has exclusive access to this colony for both discovery and validation activities;

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

The Company’s research scientists have found the animal model to be useful in studying metabolic disorders, such as diabetes and obesity. Psammomys obesus populations develop a range of body weight, blood glucose, and insulin levels with distributions similar to those found in human populations. This animal model is used to discover candidate genes (and the proteins they encode) with altered levels of expression that are associated with each disease. For example, specific genes are up- or down-regulated in diabetic animals compared to normal healthy animals. The candidate genes identified in this way are then analyzed and compared with human population data using the Company’s Human Gene Discovery facility at the International Diabetes Institute (Melbourne) and in the U.S., at the Center for Human Statistical Genetics at the Southwest Foundation for Biomedical Research. The Company has contractual agreements with both institutions. Candidate genes that are found to exist in the human genome and be associated with the diseases in question are then subject to further rigorous analysis. As an example the PSARL (Presenilin-Associated Rhomboid-like protein) gene was discovered by the Company in Psammomys obesus and subsequently identified in humans. This gene identified originally in the animal model was found to have a human analogue and detailed genetic analysis of samples from more than 1,000 humans confirmed that variation in the gene in humans was significantly associated with increased risk of diabetes.

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

Ceflatonin® (homoharringtonine)

Homoharringtonine (“HHT)” is a small molecule with established clinical activity as a single agent in hematological malignancies. The Company’s scientists have discovered that it affects a number of critical cellular pathways, including the regulation of genes associated with programmed cell death (apoptosis) and the inhibition of formation of new blood vessels in solid tumors (angiogenesis). The Company has received Orphan Drug Status protection for HHT in CML in both the U.S.A. and Europe, as well as Fast Track Status from the U.S. F.D.A. In previous published Phase 2 clinical trials, 70% of patients showed complete hematological remission (CHR) in chronic myeloid leukemia (“CML”) after interferon-α failure. In more recent pilot studies in CML patients who had failed Gleevec®, 100% of chronic-phase patients and 70% of accelerated-phase patients achieved a CHR. The Company is currently conducting Phase 2/3 trials in the U.S.A. and Europe for CML patients who have the T315I bcr-abl mutation that confers resistance to Gleevec® and other TKIs. Data published in 2007 indicated that Ceflatonin had positive clinical activity against Gleevec®-resistant, chronic myeloid leukemia (CML) associated with the T315I Bcr-Abl mutation. The Company is conducting a complementary phase 2 clinical trial in the U.S.A. for CML patients who have failed multiple TKIs regardless of mutation status. At the M.D. Anderson Cancer Center the Company is conducting a combination (with Gleevec®) therapy Phase 2 trial in CML patients who had failed Gleevec®. Preliminary data presented at the American Society of Hematology (ASH) Annual Meeting in December 2006 reported that 42% of patients on the combination therapy regime achieved a hematologic response (reduction of leukemic cells in the blood).The Company is also conducting Phase 2 trials in patients with the bone marrow disease called myelodysplastic syndrome (“MDS”) in collaboration at the M.D. Anderson Cancer Center. The Company has one issued patent and has four active patent applications covering Ceflatonin® formulations, purification, synthesis and uses. The Company has licensed from Stragen Pharma S.A. three issued patents and has four active patent applications covering the preparation of homoharringtonine derivates, purification, and the use of homoharringtonine resistant to Gleevec®.

Quinamed® (amonafide dihydrochloride)

Amonafide dihydrochloride (amonafide) is a synthetic organic compound with established anti-cancer clinical activity. The Company has recently discovered that amonafide effects a number of targets in the epidermal growth factor receptor pathway, which controls the growth of a number of tumor types, in addition to affects on an enzyme that is critical for normal cell replication, topoisomerase II. In National Cancer Institute (“NCI”)-sponsored clinical studies with amonafide monohydrochloride, 25% of breast cancer patients and 15% of prostate cancer patients showed either partial (>50% reduction in tumor volume) or complete (no measurable disease) responses. However, researchers also noted some unpredictable side effects. It was later discovered that differences in how patients metabolize the drug has a significant impact on toxicities. These metabolic differences can now be determined by testing a patient’s NAT-2 genotype. The Company’s development strategy is to determine a patient’s NAT-2 genotype and then treat them with a more precise and personal dose needed to produce the optimal result. At the American Association of Clinical Oncologists (ASCO Annual Meeting in June 2007, data was presented from the phase 1/2a dose-escalation study of Quinamed. The key outcomes from this study were (i) demonstration that dose level could be optimised according to patient genotype, (ii) the drug was well tolerated, with predictable and manageable side effects, and (iii) there was evidence of anticancer activity in several solid tumor types. The Company has two issued patents and has three active patent applications covering amonafide salts, formulations, synthesis and uses.

Pre-clinical stage product candidates

In addition to Ceflatonin® and Quinamed® the Company is developing several other pre-clinical oncology compounds, including the following:

CXS299: This is a new platinum (IV) compound recently licensed from the M.D. Anderson Cancer Center in Houston, Texas. CXS299 is a first in class platinum IV agent that is active against cancer cells resistant to the effects of commercially available platinum-based therapies. Currently approved platinum II agents have generated sales of greater than US$1 billion. However, some patients develop resistance to platinum II therapy resulting in a need for additional therapies. CXS299 is currently in pre-clinical development and could enter Phase I in 2009.

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

Additional opportunities

The Company has generated revenue through the use of the capacity in its technology platform for fee-for-service contract research. Many drug development companies do not have proprietary technology to validate genetic targets with demonstrable links to a disease state. These companies are the prospective clients for use of the Company’s technology. In 2002 the Company had a significant contract with Sequenom for this purpose and from 2003 to 2007 the service has been utilized by several Australian biotechnology companies. The Company continues to seek fee-for-service revenue although no further contracts have yet been arranged.

Research and product development programs

The Company currently contracts its target discovery research programs to three organizations; Deakin University in Geelong, Victoria, Australia, the International Diabetes Institute in Melbourne, Victoria, Australia and the Southwest Foundation for Biomedical Research in San Antonio, Texas. The discovery and validation programs are involved in the previously described collaborative programs with Merck Santé (diabetes and obesity targets) and Vernalis (depression targets). Cancer research is carried out at the Company’s laboratory in Menlo Park, California, and clinical trials conducted at leading US and European hospitals.

The Company has been accepted into the inaugural Pharmaceutical Partnership Program (P3) of the Australian Federal government, through which the Company has the ability to earn grant revenue based on the growth of the Company’s research in Australia over the next three years. Admission into the Australian government’s P3 scheme involved a peer review process and the Company was one of only seven Australian-owned biotechnology companies admitted into the first round of the scheme. The scheme will subsidize incremental increases in research and development activities by means of a 30% cash grant for every dollar spent on eligible research by the Company at the end of each fiscal year.

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

Research, License and Commercialization Agreement (Research Services Provision):  A contract dated April 21, 2005 between ChemGenex Pharmaceuticals Limited and Deakin University consolidated the provision of research services by Deakin University previously defined in the agreements of June 26, 2000 (Research Services (Subcontracting), August 16, 2000 (Research, License and Commercialization Agreement (Gene Discovery in Depression) and February 28, 1997 (Research Agreement). Under the consolidated agreement ChemGenex undertakes to fund research and development programs with Deakin University in the fields of diabetes, obesity, cancer, respiratory diseases, inflammatory diseases, osteoporosis, allergy, asthma, depression and autoimmunity. All intellectual property developed under the terms of the agreement belongs to the Company. If ChemGenex commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay Deakin University a royalty on net sales. The contract may be terminated if the University does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of the Company, among other conditions. It may also be terminated by Deakin University if ChemGenex fails to provide the agreed funding. Under certain circumstances the Company is obligated to pay the royalties to Deakin University even in the event of early termination. The original term of this agreement from January 1, 2005 to December 31, 2005 was twice extended by 12 months to December 31, 2006 and December 30, 2007 (on December 18, 2006). ChemGenex incurred expenses of A$2,420,000 in fiscal 2006, and A$2,410,000 in fiscal 2007 for services provided under the agreement. Further expenses of $1,200,000 will be incurred until expiry date.

Research, License and Commercialization Agreement:  Autogen Research Pty Ltd. entered into this agreement with the SFBR, based in San Antonio, Texas, on December 31, 2002. Under the terms of this agreement Autogen Research Pty Ltd undertakes to collaborate with SFBR and to provide funding for a project in return for the joint ownership and an exclusive license to use and commercialize the intellectual property resulting from the funded project on the terms set forth in the agreement. Among the conditions for termination are failure to timely commence and progress the agreed work plan, insolvency, change in control and other similar conditions. The agreement also is terminable if Autogen Research Pty Ltd does not provide the agreed funding. The term of this agreement was extended to December 31, 2007 on January 11, 2007. Autogen Research Pty Ltd incurred expenses of A$490,929 in fiscal 2005, A$895,138 in fiscal 2006 and A$711,824 in fiscal 2007 under this agreement. No further expenses will be incurred until expiry date.

Research Agreement:  On January 14, 1998 Autogen Pty Ltd. entered into a research agreement with the International Diabetes Institute (IDI) to conduct gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes pursuant to which Autogen Research Pty Ltd undertakes to collaborate with the IDI and to provide the funding for a project in return for joint ownership and a license to the intellectual property resulting from the project. If Autogen Research Pty Ltd commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay the IDI a royalty on net sales. The contract may be terminated if the IDI does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of Autogen Research Pty Ltd, among other conditions. It may also be terminated by the IDI if Autogen Research Pty Ltd fails to provide the agreed funding. Under certain circumstances Autogen Research Pty Ltd is obligated to pay the royalties to the IDI even in the event of early termination. The term of this agreement was extended to December 31, 2007 on December 22, 2006. Autogen Research Pty Ltd incurred expenses of A$1,104,190 in fiscal 2005, A$501,838 in fiscal 2006 and A$221,662 in fiscal 2007 under this agreement. Further expenses of A$75,000 will be incurred until expiry date.

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

Patent protection is being sought in major markets through the filing of U.S. and International Patent Cooperation Treaty (“PCT”) applications. The portfolio includes 22 PCT applications and currently derived from these applications are over 96 national and regional patent applications in 12 different jurisdictions, including the U.S., Europe and Japan. The portfolio also includes 20 provisional patent applications not listed above that have been submitted in the past year.

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

Cancer

In the field of cancer therapeutics the Company faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products. Several of these companies have products in the same indications or utilize similar technologies and/or personalized medicine techniques. The FDA has approved two drugs for Gleevec®-resistant CML; Sprycel® (dasatinib), a drug developed and commercialized by Bristol-Myers Squibb was approved in June 2006, and Nilotinib® (nilotinib) a drug developed and commercialized by Novartis was approved in October 2007. Significantly, neither Sprycel® nor Nilotinib® have demonstrated efficacy against the T315I bcr-abl mutation, and it is this sub-set of resistant CML patients that are being targeted by the Company for initial approval. Several biotechnology and pharmaceutical companies are seeking to develop effective therapeutics specifically for CML patients with the T315I mutation. Vertex Pharmaceuticals and its partner Merck are developing an aurora kinase inhibitor referred to as MK-0457 or VX-680. This agent is currently in phase 2 clinical trials. Astex Therapeutics is developing AT9283, an inhibitor of several targets including bcr-abl. This agent is currently in phase 1/2 clinical trials. Several companies have agents in phase 1 clinical trials, including Exelixis (XL228), Kyowa Hakko (KW2449) and Medimmune/Infinity Pharmaceuticals (IPI504). Xanthus Pharmaceuticals is currently conducting a phase 3 study with amonafide malate in acute myeloid leukemia. There are also a number of other competitive trials or technologies elsewhere in the world.

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

No new drug is permitted to be sold in developed countries without extensive data on its quality, safety and efficacy first being obtained, organized and submitted to governmental regulatory authorities. The development stage of this process may be divided into two parts: (i) pre-clinical; and (ii) clinical development. Included in pre-clinical development are the development of processes for manufacturing the product candidate, toxicology studies and other activities such as pharmacology and drug metabolism studies. Clinical trials run until, and in some cases after, the product is marketed and covers several, sometimes overlapping, phases.

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

These properties are in good condition.

The headquarters premises are leased from Deakin University under an annual lease agreement which expires on December 31, 2007. Designated research projects are subcontracted to third party laboratories including Deakin University.

ChemGenex Pharmaceuticals, Inc. leases approximately 2,400 square feet of corporate office space in Menlo Park, California, under a lease agreement that terminates on December 31, 2007. The U.S. subsidiary also subleases approximately 500 square feet of laboratory space to conduct in vitro experiments to support oncology discovery and development programs in Menlo Park, California under a sublease that terminates on December 31, 2007. On August 1, 2007 the Company moved into new premises of approximately 5,000 square feet in Menlo Park under a 38 month lease agreement which expires on October 31, 2010. This lease allows for an option for a further 2 years to October 31, 2012.

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

The following review is based on the Company’s audited consolidated financial statements prepared in accordance with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (“AIFRS”).  A summary of the significant differences between these standards and U.S. GAAP is given below and more detailed information is provided in the Company’s audited consolidated financial statements included elsewhere in this Annual Report.

For all periods up to and including the year ended June 30, 2005, the Company prepared its financial statements in accordance with Australian generally accepted accounting practice (“AGAAP”).  The financial statements for the years ended June 30, 2007 and 2006 are prepared in accordance with AIFRS.  In preparing these consolidated financial statements, the Company has started from an opening balance sheet date as at July 1, 2004, the Company’s date of transition to AIFRS.

Recently issued but not yet adopted accounting pronouncements applicable to ChemGenex

Australian pronouncements

Certain Australian Accounting Standards and Urgent Issues Group (‘UIG’) interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended 30 June 2007. The directors have assessed the impact of these new or amended standards (to the extent relevant to the group) and interpretations as follows:

Reference	Title	Summary	Application date of standard*	Impact on Group financial report
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 Financial Instruments: Disclosures.	1 January 2007

AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group’s financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group’s financial report.

AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Amending standard issued as a consequence of AASB Interpretation 11 Interim Financial Reporting and Impairment.	1 March 2007	This is consistent with the Group’s existing accounting policies for share-based payments so will have no impact.
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 Operating Segments.	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Groups financial statements. The impact of the new standard is yet to be determined.
AASB 7	Financial Instruments: Disclosures	New standard replacing disclosure requirements of AASB 132.	1 January 2007	Refer to AASB 2005-10 above.
AASB 8	Operating Segments	This new standard will replace AASB 114 Segment Reporting and adopts a management approach to segment reporting.	1 January 2009	Refer to AASB 2007-3 above.

U.S. pronouncements

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

Accounting for Research and Development Costs

In June 2007, the Financial Accounting Standards Board (“FASB”) considered the Emerging Issues Task Force (“EITF”) review of FASB Statement No. 2 Accounting for Research and development Costs. The Task Force reached a consensus that nonrefundable advance payments for future research and development activities should be deferred and capitalized.  Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed.  Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered.  If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. The consensus in this Issue should be effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years.  Entities should report the effects of applying the [consensus] in this Issue as a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption.  An entity should disclose the cumulative effect of the change on retained earnings or on other components of equity or net assets in the statement of financial position.  Earlier application is not permitted. The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2008 and does not believe the adoption of EITF 07-3 will have a material effect on the consolidated financial statements.

Fair Value Measurements

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2008 and does not believe the adoption of FAS 159 will have a material effect on the consolidated financial statements.

Differences between Australian accounting standards and U.S. accounting standards

The Company prepares its audited consolidated financial statements in accordance with AIFRS, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of the Company’s net loss and total equity in accordance with AIFRS and U.S. GAAP as of the dates and for the periods indicated:

Period	Year to June 30, 2007 A$’000	Year to June 30, 2006 A$’000	Year to June 30, 2005 A$’000

Net loss in accordance with A IFRS	(11,701)	(10,370)	(6,235)
Net loss in accordance with U.S. GAAP	(11,701)	(10,444)	(6,189)

As at	June 30, 2007	June 30, 2006	June 30, 2005

Total equity in accordance with AIFRS	39,870	31,005	25,235
Total equity in accordance with U.S. GAAP	22,938	14,073	8,378

See Note 26 to the audited consolidated financial statements included elsewhere herein for a description of the differences between AIFRS and U. S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net loss and total equity for the dates and periods indicated therein. Differences between AIFRS and U.S. GAAP that have a material effect on net loss and total equity relate to share-based compensation, purchase accounting and marketable securities.

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

Since July 1, 2005 the Company has accounted for share-based compensation attributable to share options granted to employees in accordance with FAS No. 123R (as for share-based compensation attributable to share options granted to non-employees as detailed below).

Under U.S. GAAP, the Company accounts for share-based compensation attributable to share options granted to non-employees in accordance with FAS No. 123, Accounting for Stock-Based Compensation, as amended by FAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (collectively, “FAS No. 123”), and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF No. 96-18”). Share-based compensation for stock options granted to employees and non-employees is equal to the fair value of the share options as of the measurement date. The Company determines the fair value of options granted to employees and  non-employees using the Black-Scholes option valuation model, which requires the input of highly subjective assumptions, including the estimated fair value of the Company’s common stock and expected stock price volatility.

A.            Operating results

The Company’s principal activity since July 1996 has been research and development of novel targets and therapeutics for human diseases including obesity, diabetes, depression and cancer. The Company has made losses since commencing its current principal activities. As at June 30, 2007, the Company’s accumulated deficit was A$92,723,921 compared to A$81,023,002 as at June 30, 2006.

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

Overview

The Company is a biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel medicines for cancer, diabetes, obesity, depression and anxiety. ChemGenex Pharmaceuticals Limited was formed through the merger of AGT Biosciences Limited and ChemGenex Therapeutics, Inc. on June 21, 2004. AGT Biosciences Limited was a publicly-listed company that specialized in the use of genomics tools to identify and validate novel targets for therapeutic intervention in diabetes, obesity, depression and anxiety. AGT Biosciences Limited, which had previously been called Autogen Limited (from May 1999 to March 2003) and Australia Wide Industries Limited (from July 1986 to May 1999), commenced biotechnology activities on July 10, 1996. On June 28, 2002, a 20% shareholding in Autogen Limited held by the then Executive Chairman was sold to the publicly-listed Australian investment company, Charter Pacific Corporation Limited. This led to a significant restructure of the management team and significantly improved financial performance of the Company. ChemGenex Therapeutics, Inc. was a private company incorporated in the state of Delaware on September 14, 1999 to use genomic tools and medicinal chemistry to accelerate the development of anti-cancer therapeutics. The merged entity commenced trading on the ASX as ChemGenex Pharmaceuticals Limited on June 29, 2004. At June 30, 2007 the merged entity has an aggregate of 185,847,331 shares of ordinary stock outstanding.

To date, the Company has devoted substantially all of its resources to the development of its target discovery and validation technologies, research and development and preclinical and early stage clinical testing of Ceflatonin® (homoharringtonine) and Quinamed® (amonafide dichloride) and other product candidates. It has incurred net losses since the commencement of biotechnology operations and expects to incur substantial and increasing losses for the next several years as it expands its research and development activities and moves its product candidates into later stages of development. To date, the Company has no product revenue and has funded its operations primarily through the payments from pharmaceutical industry partners, issue of equity securities and interest income. It has established an ongoing partnership agreement in diabetes and obesity with Merck Santé. Planned core activities over the next several years are to:

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

Results of operations – fiscal years

The following tables are intended to illustrate a tabular analysis of the consolidated statements of income for the 2007, 2006 and 2005 fiscal years.

The table below shows contribution of different revenue and other income types to total revenue and other income for fiscal 2007, 2006 and 2005. All revenue was earned in Australia and is expressed in A$.

	2007	2006	2005
		A$	A$
Research revenue	536,111	1,676,297	3,527,312
Interest revenue	862,096	241,634	266,987
Other revenue
-Patent reimbursement	—	230,223	104,085
-Exchange rate benefit	157,917	—	—
-Government grants	730,099	148,868	196,902
-Other revenue	1,911	—	—
Total revenue and other income	2,288,134	2,297,022	4,095,286

The table below shows percentage revenue and other income changes for fiscal 2007, 2006 and 2005:

	2007	2006	2005
Revenues and other income from ordinary activities	-0.3%	-43.9%	13.9%

The table below shows the proportion of individual expenses items to total operating costs for fiscal 2007, 2006 and 2005.

	2007	2006	2005
Research expenditure	55.3%	56.7%	44.7%
Employee costs	18.0%	21.5%	25.5%
Patent costs	4.0%	4.5%	4.3%
Legal costs	0.5%	0.9%	1.0%
Depreciation	1.9%	2.1%	2.7%
Other expenses from ordinary activities	20.3%	14.3%	21.8%

TOTAL EXPENSES	100.0%	100.0%	100.0%

While the level of research and development expenditure has remained relatively constant for the past two fiscal years, the relativity to other expenses altered significantly in 2005 reflecting the increase in the Company’s operating base following the merger with ChemGenex Therapeutics Inc. in June 2004.

Comparison of fiscal year 2007 with fiscal year 2006

Revenue

The Company’s total revenue decreased by A$9 thousand or 0.3% from A$2.3 million in fiscal 2006 to A$2.3 million in fiscal 2007. The decrease reflects a reduction in research revenue following the completion a Research Agreement with Merck Sante and an increase in interest and government grants during the year.

Costs and expenses

The Company’s costs and expenses are detailed in the consolidated statements of income.

Research expenditure

Research expenditure increased by 8% from A$7.2 million in fiscal 2006 to A$7.7 million in fiscal 2007. This reflects continued  increased expenses associated with clinical trials for Ceflatonin incurred during the year.

Employee costs

Employee expenses decreased by A$0.2 million or 7% to A$2.5 million in fiscal 2007,

Patent costs

Patent costs include regulatory charges involved in applying for, and maintaining, patent protection together with charges from patent attorneys for specialist advice on these matters. Patent costs are expensed as incurred. Patent costs decreased by 2% to A$0.5million in fiscal 2007.

Legal costs

Legal costs reduced by 42% to A$66 thousand in fiscal 2007.

Depreciation

No substantive change from previous year.

Other expenses from ordinary activities

Other expenses from ordinary activities increased by 57% from A$1.8 million in fiscal 2006 to A$2.8 million in fiscal 2007. The major increases incurred in travel and consulting costs associated with increased clinical trials and capital raising activities.

Net loss

The Company’s net loss increased by A$1.3 million or 13% from A$10.4 million in fiscal 2005 to A$11.7 million in fiscal 2007 for the reasons described above.

Comparison of fiscal year 2006 with fiscal year 2005

Revenue

The Company’s total revenue decreased by A$1.8 million or 43.9% from A$4.1 million in fiscal 2005 to A$2.3 million in fiscal 2006. The decrease primarily reflects the completion Research Agreements with Merck Sante Vernalis (R&D) Limited during the year which have not been replaced at the same agreements with similar revenue values.

Costs and expenses

The Company’s costs and expenses are detailed in the consolidated statements of income.

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

To date, the Company has funded its operations primarily through the payments from pharmaceutical industry partners and the issue of equity securities. From July 1, 1996, when the Company’s biotechnology activities commenced, it has received approximately A$80.9 million (including A$50.5 million since 1 July 2004) from the issue of equity securities. In addition, during this period, the Company has received A$26.5 million from its pharmaceutical partners for depression, diabetes and obesity research.

Over the past five years the Company has been able to obtain approximately 66% of the funding required for the combined diabetes, obesity, depression and anxiety contracts research spending via collaborative research agreements -

Period	Contract Research Spending	Collaborative Funding
	A$
Fiscal year 2007	3,411,386	524,377
Fiscal year 2006	3,859,875	1,641,855
Fiscal year 2005	4,065,119	3,760,142
Fiscal year 2004	4,308,627	2,875,401
Fiscal year 2003	4,476,305	4,501,101
Total since July 1, 2002	20,121,312	13,302,876

Net cash used in operating activities of A$11,905,605 in fiscal 2007, A$8,485,618 in fiscal 2006 and $6,944,186 in fiscal 2005 was primarily a result of the cash shortfall associated with our research activities (detailed in Item 4B – Business Overview - commercial and research and development collaborations) and expenses incurred for administration infrastructure.

As of June 30, 2007, the Company had A$25.4 million in available cash and cash equivalents. The Company’s existing cash reserves and revenues received from existing pharmaceutical partners will be utilized to support company administration costs, research costs and the ongoing cancer development and clinical trial programs. Based on existing cash and cash equivalents, the Company anticipates that it has adequate funds to operate at current levels and meet its contractual obligations, described further in Item 5F. “Tabular Disclosure of Contractual Obligations,” until the second half of calendar 2008 without obtaining further partnership agreements for the cancer clinical trial programs. The Company continues to monitor this situation and is constantly reviewing its relationships to ensure adequate funding will be available to support current projects.

Minimal cash (apart from interest on cash assets) has been provided by, or used for, investing activities during each of the three years in the period ended June 30, 2007.

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

Over the last three years total expenditure on research and development has resulted in the consumption of significant cash resources, totaling A$19,538,372. The principal expenditures have been as follows:

Program	Annual Expenditure Fiscal 2007		Annual Expenditure Fiscal 2006		Annual Expenditure Fiscal 2005
Diabetes and obesity	A$	3,221,386	A$	3,479,875	A$	3,685,119
Depression	A$	190,000	A$	380,000	A$	380,000
Cancer	A$	4,320,602	A$	3,325,103	A$	556,287

Whilst the Company made no expenditure in cancer research until fiscal 2005, ChemGenex Therapeutics, Inc. had expended US$5,955,000 (A$9,353,000) in cancer related research. This expenditure is reflected in the purchase price paid by the Company for ChemGenex Therapeutics, Inc.

The major expenditure during the last three years by specific research undertaking is as follows:

Collaborator	Agreement and commencement date	Commitment at June 30, 2007	Expiry date	Expenditure

Deakin University	“Research, License and Commercialization Agreement” (April 21, 2005)	A$1,200,000	December 31, 2007	2007:A$2,410,000 2006:A$2,420,000 2005:A$2,470,000

International Diabetes Institute	“Research Agreement for Human Diabetes / Obesity Discovery” Gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes. (January 14, 1998)	A$75,000	December 31, 2007	2007:A$221,662 2006:A$501,838 2005:A$1,104,190

Southwest Foundation for Biomedical Research	“the Research Agreement” Human genomics research according to instruction from the Company. (December 31, 2002)	US$0 (A$0)	June 30, 2006	2007:A$711,824 2006:A$895,138 2005:A$490,929

Various contracts managed by ChemGenex Pharmaceuticals, Inc.	Ongoing preclinical and clinical development of cancer therapeutics (June 30, 2007 commitments based on Premier Research CRO Agreement)	US$ 4,083,420 (A$4,805,598)	Trial dependent	2007:A$4,320,6027 2006:A$3,325,103 2005:A$556,287

These research and development expenses have been financed principally through working capital raised by equity placements and through ongoing funding from commercial collaborators. Since its commencement of biotechnology activities in 1996 the Company has raised A$80.9 million, of which a net total of A$51.2 million has been invested in direct research expenditure by the Company through June 30, 2007.

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

Research and Development

The Company has two programs; (i) cancer and (ii) diabetes and obesity. The cancer program has two molecules in clinical trials and a suite of earlier-stage molecules in pre-clinical development. The latter two programs are preclinical, focusing on the discovery and validation of novel gene and protein targets and screening for small molecules that may have potential as new drugs to treat these diseases. The status of these two programs is discussed below.

Cancer

The cancer program has two therapeutic agents in Phase 2 clinical trials for three indications in the USA and several molecules in pre-clinical development.

Ceflatonin is currently in a Phase 2/3 trial in the U.S.A. and Europe for CML patients who have the T315I bcr-abl mutation that confers resistance to Gleevec® and other tyrosine kinase inhibitors (“TKIs”). The company is also conducting a complementary phase 2 trial in CML patients who have failed Gleevec® and one other TKI. At the M.D. Anderson Cancer Center the Company is conducting a combination (with Gleevec®) therapy Phase 2 trial in CML patients who had failed Gleevec®. The Company is also conducting Phase 2 trials in patients with the bone marrow disease called myelodysplastic syndrome (“MDS”) in collaboration at the M.D. Anderson Cancer Center.

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

The Company has launched an international Phase 2/3 study in CML patients with the T315I bcr-abl point mutation, which confers resistance to TKI therapy. The first patients were dosed in September 2006, and enrollment under FDA approved protocols in  is ongoing. The Company was awarded Fast Track status from the FDA for this trial on November 15, 2006. The Fast Track designation will enable the Company to file a New Drug Application  (“NDA”) on a  rolling basis as data becomes available. This permits the FDA to review the filing as it is received, rather than waiting for an entire document prior to commencing the review process.

The Company has an additional Phase 2 study in CML patients who have failed Gleevec and an additional TKI. This study is currently enrolling patients in the U.S.A.

Ceflatonin is currently in a Phase 2 clinical trial to treat MDS patients at the MD Anderson Cancer Center in Houston, Texas. To date the study has completed treatments on nine patients, and approximately eleven more patients will be treated to complete the Phase 2 trial. Expected completion of this trial is during the first half of 2008.

A Phase 2a clinical trial of Quinamed in solid cancer patients was completed in early 2007 and data was presented at the ASCO meeting in June 2007. The trial was performed at the Sarah Cannon Cancer Center in Nashville, Tennessee. The key outcomes from this study were (i) demonstration that dose level could be optimised according to patient genotype, (ii) the drug was well tolerated, with predictable and manageable side effects, and (iii) there was evidence of anticancer activity in several solid tumor types.

Due to the high level of funds required to support clinical trials the Company has decided to concentrate its activities on the trial involving Ceflatonin on CML patients with the T315I mutation, as this has been deemed to provide the best prospects for an early product approval at this time.

During these studies, the Company may seek to license the compounds to a pharmaceutical industry partner who would support appropriate registration-directed trials.

Actual and estimated direct expenditures associated with the progression of the cancer programs since June 21, 2004 (the merger with ChemGenex Therapeutics, Inc) to the end of fiscal 2008 are shown below.

	Fiscal 2008 (Estimated)	Fiscal 2007 (Actual)	Fiscal 2006 (Actual)	Fiscal 2005 (Actual)
	A$000’s
Ceflatonin	9,995	4,281	2,002	349
Quinamed	598	97	111	110
Other pre-clinical projects	138	0	27	0
Total	10,731	4,378	2,140	459

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

F.             Tabular Disclosure of Contractual Obligations

The table below shows the contractual obligations and commercial commitments as at June 30, 2007:

	Payments due by period
In A$’s	Total	Less than 1 year	1-3 years	After 3 years
Operating leases	29,903	29,903	—	—
Research expenditure commitments(a)	6,228,172	5,097,818	1,130,354	—
Total contractual cash obligations	6,258,075	5,127,721	1,130,354	—

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

Ceflatonin is a small molecule with established clinical activity as a single agent in blood cell cancers. Phase 2 trials of Ceflatonin commenced in patients with CML in US and European hospitals.

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

The Company has developed discounted cash flow models for the compounds based on the following assumptions-

•                  Projected market share for the compounds based on the forecast market share for each type of cancer

•                  Projected cash flows based on patent expiry dates of 2022 for Ceflatonin and 2024 for Quinamed and allowed for eroded cash flows to 2026 for Ceflatonin and 2028 for Quinamed as generic drug providers take advantage of the patents expiries

•                  Research and development expenses projected over the forecast period by project, including an analysis of expenses incurred to June 2007 and remaining expenses expected until proposed approval dates

•                  Projected capital expenditure, depreciation, tax and working capital, and

•                  A risk-adjusted discount rate which the Company believes is toward the middle of the range adopted by “second stage” or “expansion” companies and slightly above the top end of the range of discount rates for Bridge/Initial Public Offering assessments usually undertaken by venture capital investors.

The model projected that the Ceflatonin compound would commence producing net positive annual cash flows in 2009 and would continue to generate net positive annual cash flows for the Company to 2026. The model projected that the Quinamed compound would commence producing net positive annual cash flows in 2012 and would continue to generate net positive annual cash flows until 2028. Naturally any delays in taking these compounds to the market would delay the achievement of positive cash flows; however, given the overall uncertainty involved with getting such products to the market, it is impossible to accurately predict the consequences of any unknown delays.

From these models the Company estimated the value of Ceflatonin at A$12.9 million and Quinamed at A$6.8 million. Based on these valuations, the Company concluded that the entire excess purchase price of A$17.0 million can be considered as in-process research and development, which is classified as goodwill under AIFRS.

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

No director is related to any other. Biographical information with respect to the directors in office at June 30, 2007 is as follows:

Mr Brett Heading                B Com LLB(Hons) ASIA

(Non-executive Chairman)

Mr Heading is an experienced corporate lawyer, a partner of McCullough Robertson for over 22 years.  He specialises in capital raisings, mergers and acquisitions and board advice. He has a wide ranging client base including emerging companies in the biotechnology and agribusiness sectors. His government appointments include membership of the Takeovers Panel, and the Board of Taxation. During the past 3 years Mr Heading served as a director of the following ASX listed companies - Australian Cancer Technology Limited (from November 2004 to April 2005), Village Life Limited (from October 2003 to April 2005) and Ambri Limited (from 10 November 2006 to present day). Age 51.

Dr Greg Collier                   B Sc(Hons) PhD

(Chief Executive Officer and Managing Director)

Dr. Collier is one of Australia’s leading biotechnology executives, and is credited with leading the transformation of the former Australian genomics company Autogen into the integrated international biopharmaceutical company ChemGenex Pharmaceuticals. As CEO of the company, Dr. Collier has overseen the partnering of major research programs, the $14 million acquisition of a private US biotechnology company and listing of the company’s securities on the NASDAQ exchange. Dr. Collier is recognised internationally as a leader who has guided his company along a value-creating path towards marketed products, and is a regular invited speaker at international research and biotechnology conferences. Age 49.

Mr Elmar Schnee                B Com M Mktg

(Non-executive Director)

Mr Schnee held management positions in marketing and sales in the consumer goods industry before commencing with the pharmaceuticals industry in 1988. Following senior appointments with Fisons Pharmaceuticals PLC, Migliara/Kaplan Associates, Sonofi-Synthelabo and UCB Pharma he took a Directorship position at Merck subsidiary Merck Sante S.A.S in May 2003. In addition to his duties at the French subsidiary, he took on responsibility for the global operations of the Ethicals division in January 2004 and was named Head of the Ethicals division in 2005. In November 2005 Mr Schnee was appointed Deputy Member of the Executive Board and Head of the Pharmaceuticals business sector. In 2006 he was appointed Regular Member of the Executive Board and General Partner of Merck KGaA. Age 48.

Dr Dennis Brown                B Sc M A PhD

(Executive Director)

Dr. Brown has over 25 years experience in the biotechnology and biopharmaceutical industries with specific experience in cancer research and product development. Dr. Brown received his PhD. degree from New York University, and held academic positions at Stanford University and Harvard University Medical School prior to beginning his industry career. Dr. Brown was a co-founder of Matrix Pharmaceutical Inc. and was the scientific founder of ChemGenex Therapeutics Inc. in 1999, shaping and leading the company’s clinical and early stage research programs. Age 58.

Mr Patrick Burns               BA LLB (Hons)

(Non-executive Director)

Mr Burns has extensive experience as an executive and director in technology and venture capital organisations. He is a director of firmView Inc. (from December 2003), Euclid Systems Corporation (from March 1998) and the ASX listed Progen Pharmaceuticals Limited (from March 1999). Prior to this Mr Burns had over 25 years experience as a senior executive in the venture capital industry after practising law in New York with Milbank, Tweed, Hadley & McCloy. Mr Burns is Chairman of the Company’s Audit Committee and is also a member of the Remuneration Committee. Age 69.

Dr Geoff Brooke                  MBBS MBA

(Non-executive Director, appointed February 8, 2007)

Dr Brooke is Managing Director of GBS Venture Partners and has 20 years’ venture capital experience. He was formerly President of Medvest Inc, a US-based early stage venture capital group he co-founded with Johnson & Johnson. Dr Brooke’s experience includes company formation and acquisitions, as well as public listings on both NASDAQ and ASX. Dr Brooke is a director of Sunshine Heart Inc and CogState Limited. Dr Brooke is a member of the Company’s Audit Committee and Remuneration Committee.  Age 51.

Mr Dan Janney                    BA MBA

(Non-executive Director, appointed February 8, 2007)

Mr Janney joined Alta Partners immediately following the firm’s founding in 1996, and was a co-founder of the Alta BioPharma effort. Mr Janney focuses on investments in biopharmaceutical products and therapeutics and has been directly involved in the funding and development of over 25 life sciences companies. Prior to joining Alta Partners he was a senior investment banker at Montgomery Securities’ focusing on life sciences companies. Mr Janney was a director of public companies CoTherix Inc. (April 2001 to January 2007), Dynavax Technologies Corporation

(December 1996 to December 2006) and Anesiva Inc. (November 2000 to December 2005). Mr Janney is Chairman of the Company’s Remuneration committee. Age 41

Dr George Morstyn            MBBS BMedSci MAICD PhD FRACP

(Non-executive Director, appointed May 31, 2007)

Dr Morstyn has substantial clinical, research and commercial experience in biotechnology and oncology. He is a former Head of the Clinical Program of the Ludwig Institute of Cancer Research and held a number of positions including Senior Vice President of Development and Chief Medical Officer of Amgen Inc from 1991 to 2002.He was a director of Bionomics until 2006. He is currently a director of Proacta Limited, Neuprotect, Cancer Trials Australia and the Royal Women’s Hospital, Melbourne. He is chairman of the SAB of Symbio (Japan) Dr Morstyn is a member of the company’s Audit Committee. Age 56

B.            Compensation

The aggregate amount of compensation paid to all directors of the Company as a group by the Company and its subsidiaries for services in all capacities during fiscal 2007 was A$1,229,911 including A$101,016 of options. This amount includes directors’ fees, salaries and bonus payments, but excludes amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for directors of the Company by the Company and its subsidiaries during fiscal 2007 was A$37,737. The Company’s remuneration policy for directors and executives is to:

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

There are four main elements of the remuneration package to executive directors:

•                  basic salary;

•                  benefits in kind;

•                  share options and incentives; and

•                  pension arrangements.

The remuneration of each of the directors and senior management who served during fiscal 2007 is set out below. For details regarding share options held by directors and senior management, see Item 6E. Share Ownership and Options.

Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors. The following table discloses the remuneration of the directors and senior management of the Company:

			Post employment	Equity	Other
Name	Salary/fees	Bonus	Superannuation	Options	Benefits	Total
	A$	A$	A$	A$	A$	A$
Specified Directors
Brett Heading	70,849	—	—	—	—	70,849
Dr. Gregory Collier (a)	383,764	—	28,355	101,016	20,203	533,338
Kevin Dart	30,342	—	2,731	—	—	33,073
Roger Byrne	30,342	—	2,731	—	—	33,073
Elmar Schnee	54.500	—	—	—	—	54,500
Dr. Dennis Brown	317,864	—	—	—	39,831	357,695
Patrick Burns	54,500	—	—	—	—	54,500
Peter Bradfield	30,340	—	2,731	—	—	33,071
Denis Wade	9,040	—	814	—	—	9,854
Geoff Brooke	22,708	—	—	—	—	22,708
Dan Janney	22,708	—	—	—	—	22,708
George Morstyn	4,167	—	375	—	—	4,542
Total Remuneration:
Specified directors	1,031,124	—	37,737	101,016	60,034	1,229,911

Specified Executives(b)
Dr. James Campbell	179,663	—	16,170	—	—	195,833
Tina Herbert	209,790	—	—	—	16,058	225,848
Shawnya Michaels	127,146	—	—	—	27,522	154,668
Eric Merrigan	108,750	—	32,700	—	—	141,450
Eric Humphriss	101,399		—	—	12,202	113,601
Total Remuneration:
Specified executives	726,748	—	48,870	—	55,782	831,400

(a) Equity options  included in Dr Collier’s 2007 remuneration relates to 1,000,000 options to ordinary shares issued to Dr. Collier following approval by shareholders at an Extraordinary General Meeting on June 21, 2004. These options have an exercise price of A$0.50 and expire on March 24, 2010. 500,000 of these options vest when the after the ordinary share price on the ASX reaches $1.00 and trades continuously for 30 days at $1.00 per share or above. The remaining 500,000 options vest when the after the ordinary share price on the ASX reaches $1.25 and trades continuously for 30 days at $1.25 per share or above.

(b) Specified executives are the five highest paid non-consultant executives of the Company other than the Board of Directors.

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

The details of the senior management executives’ contracts are summarized below:

Executive	Date of Contract	Notice period for termination
Dr. Gregory R. Collier	July 1, 2007 – June 30, 2012	Six months
Dr. Dennis M. Brown	July 1, 2006 –ongoing	Four months
Dr. James A. Campbell	September 1, 2006 –ongoing	Three months
Eric P. Merrigan	October 1, 2006 –ongoing	Three months
Shawnya Michaels	July 1, 2006 –ongoing	One month
Tina Herbert	July 1, 2006 –ongoing	One month
Eric Humphriss	January 8, 2007- January 7, 2007	One month
Dr. Kenneth R. Walder	December 20, 2002 – ongoing	Thirty days
Dr. John Blangero	September 4, 2001 – ongoing	Thirty days

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

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director was as follows:

	Directors’ Meetings	Audit Committee Meetings	Remuneration Committee Meetings
Number of meetings held:	13	6	7
Number of meetings attended:
Brett Heading	13	—	—
Dr. Gregory Collier	12	—	—
Kevin Dart*	7	—	3
Roger Byrne	8	1	—
Elmar Schnee	4	—	—
Dr. Dennis Brown	10	—	—
Patrick Burns	11	6	7
Peter Bradfield	7	3	7
Denis Wade	2	1	—
Geoff Brooke	4	—	—
Dan Janney	4	—	—
George Morstyn	1	1	—
Stephen Cole*	1	—	4

During the year ended June 30, 2007 1 Circular Resolutions of Directors was also passed, pursuant to S248A of the Corporations Act 2001

* Mr. S.A. Cole was Alternate Director for Mr. K.J. Dart and participated in the 1 Director’s Meeting and 4 Remuneration Committee Meetings which Mr. Dart was unable to attend.

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

The members of the audit committee during the year ended June 30, 2007 were: Patrick O Burns (Chairman), Roger V. Byrne, Peter J. Bradfield, Denis Wade and George Morstyn .

Qualifications of audit committee members

Patrick O. Burns has over 40 years experience as a corporate lawyer, senior executive and director of public and private companies.

Roger V. Byrne has over 15 years experience as a corporate lawyer who retired as a partner from Clayton Utz in 2002. Mr. Byrne engaged in mergers and acquisitions, public capital raisings, private equity raisings and corporate structuring.

Peter J. Bradfield has over 30 years experience as a senior executive and director of public and private companies.

Denis Wade has over 30 years experience as a senior executive and director of public and private companies.

George Morstyn has over 15 years experience as a senior executive and director of public and private companies.

The Audit Committee held six meetings during fiscal year 2007.

Remuneration committee

The Board has established a Remuneration Committee to review all compensation arrangements for the directors, the chief executive officer and the executive team, under the direction of the Board, and to make recommendation to the Board on these matters.

Members of the remuneration committee during the year ended June 30, 2007 were: Peter J. Bradfield, Kevin .J. Dart, Patrick .O. Burns, Geoff Brooke and Dan Janney.

Qualifications of remuneration committee members

Peter J. Bradfield has over 30 years experience as a senior executive and director of public and private companies.

Kevin J. Dart has over 25 years experience as a senior executive and director of public and private companies.

Patrick O. Burns has over 40 years experience as a corporate lawyer, senior executive and director of public and private companies.

Geoff E. D. Brooke has over 20 years experience as a senior executive and director of public and private companies.

Daniel S. Janney has over 15 years experience as a senior executive and director of public and private companies.

The Remuneration Committee held seven meetings during fiscal year 2007.

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

As at June 30, 2007, the Company employed eight individuals on a full-time basis.

The Company employs a number of contract employees in research and development. During the last fiscal year, the average number of contract employees was 50.

The following table summarizes the number of full-time employees employed by the Company, including executive directors, as at the year end of the last three fiscal years:

	June 30,
2007	2006	2005

8	7	8

E.                                      Share ownership and options

The relevant interest of each director in the share capital of the Company as notified by the directors to the ASX in accordance with S205G(1) of the Corporations Act 2001 at September 30, 2007 is as follows:

	Ordinary shares	% of shares issued	Options over ordinary shares	% of options issued
Brett Heading	110,000	0.05	3,333	0.01
Dr. Gregory Collier	—	—	3,400,000	8.52
Elmar Schnee *	18,833,750	10.08	4,439,308	11.12
Dr. Dennis Brown	13,876,552	7.43	—	—
Patrick Burns	—	—	—	—
Dr.Geoff Brooke *	16,629,765	8.90	2,736,065	6.86
Dan Janney *	37,009,671	19.82	6,088,053	15.25
Dr. George Morstyn	—	—	—	—

*Includes shares and options held by entities in which Messrs Schnee and Janney, and Dr. Brooke hold directorships.

Employee share option plan

An employee share option plan (ESOP) has been established where the Company may, at the discretion of the Board, grant options over the ordinary shares of the Company to directors, executives, advisors and support staff of the Company. These options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of the Company. The options cannot be transferred and will not be quoted on the ASX. There are currently one director, three employees and 22 scientific advisors and support staff who hold options issued under the ESOP.

Information with respect to the number of options granted under the ESOP is as follows:

	Year to June 30, 2007		Year to June 30, 2006
	Number of options	Weighted average exercise price (A$ )	Number of options	Weighted average exercise price (A$ )
Balance at beginning of period	1,979,500	0.67	1,475,000	0.75
- granted	1,000,000	0.64	544,500	0.54
- forfeited	—	—	(40,000)	0.52
- exercised	(120,000)	0.50	—	—
Balance at end of period	2,859,500	0.68	1,979,500	0.70
Exercisable at end of period	2,244,500	0.58	1,364,500	0.53

In addition to options granted under the ESOP, 3,600,000 options have been granted to Dr. Gregory Collier after approval by shareholders at General Meetings. Details of theses options and ESOP options granted to Dr. Gregory Collier are included in Note 14 to the Company’s audited consolidated financial statements. 400,000 of these options previously granted to Dr. Collier were exercised during the year ended June 30, 2007.

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

Fair values of options: The fair value of each option is estimated on the date of grant using Black-Scholes option pricing model with the following assumptions used for grants made during the 2007 financial year:

Option exercise price	$0.85 and $0.50

Share price at date of issue	$0.85 and $0.78

Dividend yield	0%

Expected volatility	70%

Risk-free interest rate at issue date	5.25%

Life of option	3 and 5 years

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

The resulting weighted average fair values per option for those options vesting after July 1, 2003 are:

Number of options	Grant date	Vesting date	Weighted average fair value (A$)
300,000	November 21, 2003	November 21, 2003	0.34

325,000	November 21, 2003	November 21, 2003	0.36

1,000,000	June 21, 2004	June 21, 2004	0.35

1,000,000	June 21, 2004	June 21, 2006	0.35

500,000	June 21, 2004	June 21, 2007	0.35

500,000	June 21, 2004	June 21, 2008	0.35

360,000	December 21, 2004	December 21, 2004	0.40

275,000	September 23, 2005	September 23, 2005	0.35

269,500	February 22, 2006	February 22, 2006	0.36

400,000	May 7, 2007	May 7, 2007	0.42

600,000	June 6, 2007	June 6, 2007	0.55

Under AIFRS these fair values are recognized as expenses in the financial statements when the options were granted after 7 November 2002 and vested after 1 July 2005.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major shareholders

As at October 30, 2007 the Company had knowledge of the following ownership interest (direct and beneficial) of 5% or greater in its ordinary shares:

Shareholder	Number of shares held	% of issued shares
Berne No 132 Nominees Pty Ltd	37,009,671	19.8%
Merck Santé	18,793,750	10.1%
GBS Venture Partners Ltd	16.629,765	8.9%
Queensland Investment Corporation	15,158,424	8.1%
Dr. Dennis M. Brown	13,876,552	7.4%
Kinetic Investment Partners Limited	9,459,209	5.1%

Berne No 132 Nominees Pty Ltd, which became a shareholder during fiscal 2007, hold shares on behalf of Alta Partners, a US based biotech investment manager.

Merck Santé held 18,793,750 shares (12.4%) at August 31, 2006 and 9,793,750 shares (8.5%) at September 23, 2005.

GBS Venture Partners Ltd is an Australian based biotech venture capital company which became a shareholder during fiscal 2007.

Queensland Investment Corporation is wholly owned by the Government of the State of Queensland in the Commonwealth of Australia. Queensland Investment Corporation held 15,158,424 shares (10.0%) at August 31, 2006 and 10,574,416 shares (9.2%) in September 23, 2005.

Following the merger with Chemgenex Therapeutics Inc. in 2004 Dennis Brown held 14,398,297 shares (9.5%) at August 31, 2006 and (12.5%) at September 23, 2005.

Kinetic Investment Partners Limited is an Australian based biotech investment manager which became a shareholder in fiscal 2007.

Charter Pacific Corporation Limited, which held 28,100,087 shares (18.6%) at August 31, 2006 and 23,510,087 shares (20.5%) at September 23, 2005, ceased to be a shareholder during fiscal 2007.

At October 31, 2007 calculation of major shareholders, the issued share capital of the Company was 186,754,906 ordinary shares. The major shareholders do not have different voting rights.

At October 31, 2007, the directors of the Company controlled ordinary shares representing approximately 46.3% of the Company’s outstanding share capital, as follows:

Directors	Number of shares held

Brett Heading	110,000
Dan Janney	37,009,671
Elmar Schnee	18,833,750
Dr. Geoff Brooke	16,629,765
Dr. Dennis Brown	13,876,552
Total	86,459,738

Specified Executives	Number of shares held

Dr. James Campbell	5,500
Tina Herbert	760,027
Shawnya Michaels	658,027
Eric Merrigan	55,000
Total	1,478,554

As far as is known to the Company and subject to the disclosure provided under Item 8B. “Financial information — Significant Changes” the Company is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change of its control.

B.                                    Related party transactions

Legal services were provided by McCullough Robertson lawyers, a legal firm of which Mr. Brett Heading is a partner. The value of legal services provided by McCullough Robertson lawyers was A$93,282 during the year ended June 30, 2007. During the three months from July to September 2007, the value of legal services provided by McCullough Robertson was $31,993.

Mr. Brett Heading is a director of two companies that are the joint holders of 5% of the shares of Global Markets Capital Group LLC (“GMCG”) which has provided advisory and consulting services to the Company. The value of advisory and consulting services provided by GMCG was A$200,483 (including share-based compensation of $165,924) during the year ended June 30, 2007. During the three months from July to September 2007 no services were provided by GMCG. Mr. Brett Heading has no beneficial interest in the two companies that are 5% shareholders in GMCG.

As an individual investor, Mr. Brett Heading holds 110,000 shares in the Company.

Mr. Elmar Schnee is a director of Merck Santé which holds 18,793,750 shares and 4,439,308 options exercisable at A$1.25 expiring March 12, 2010 in the Company. As an individual investor Mr. Schnee holds 40,000 shares in the

Company. Merck Santé is party to research and development and commercialization agreements with the Company’s 100% owned subsidiary Autogen Research Pty Ltd. Under these ongoing agreements Merck Santé provided research and development payments to Autogen Research Pty Ltd totaling A$331,377 for the year ended June 30, 2007. Under existing agreements Merck Santé was not due to provide, and has not provided research and development funding between July and September 2007.

Dr. Dennis M. Brown is an executive director of the Company. As an individual investor Dr. Dennis M. Brown holds 13,876,552 shares.

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

B.                                    Significant changes

On October 26, 2007ChemGenex Pharmaceuticals Limited announced a strategic restructuring based upon the spinoff of its metabolic diseases assets by early December, pending shareholder approval.

ChemGenex’s metabolic diseases assets currently reside within the company’s wholly-owned subsidiary Autogen Research, which is to be renamed Verva Pharmaceuticals. Pending shareholder approval at the Annual General Meeting, scheduled to take place in Melbourne on November 28, Verva Pharmaceuticals will be demerged from ChemGenex. Verva Pharmaceuticals then intends to merge with Adipogen Pharmaceuticals, pursuant to a merger implementation agreement signed on October 29, 2007. Upon shareholder approval, ChemGenex shareholders will receive one share in Verva Pharmaceuticals for every five ChemGenex Pharmaceuticals shares held at the record date. In accordance with ASX listing rules and the option agreements, existing ChemGenex option holders will not be allocated shares in Verva Pharmaceuticals unless options are exercised prior to the record date. The Verva Pharmaceuticals shares will not be registered under the U.S. Securities Act for distribution to holders of the Company’s ADRs. After the record date the exercise price for each remaining ChemGenex option will be reduced by approximately 7 cents.

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

Annual high and low market price of ordinary shares and average daily trading volume on ASX for last five full fiscal years

		High (A$ )	Low (A$ )	Ave. daily trading volume

2007	July 1, 2006 to June 30,2007	1.15	0.36	308,041
2006	July 1, 2005 to June 30, 2006	0.72	0.37	71,880
2005	July 1, 2004 to June 30, 2005	0.80	0.43	95,048
2004	July 1, 2003 to June 30, 2004	0.84	0.25	247,578
2003	July 1, 2002 to June 30, 2003	0.65	0.17	84,713

Quarterly high and low market price of ordinary shares and average daily trading volume for last two full fiscal years and beyond

		High	Low	Ave. daily trading volume
		(A$)	(A$)
Fiscal 2008	September quarter	1.13	0.72	109,260
Fiscal 2007	June quarter	1.15	0.78	171,743
	March quarter	0.85	0.57	765,478
	December quarter	0.66	0.45	183,772
	September quarter	0.55	0.36	121,669
Fiscal 2006	June quarter	0.62	0.37	133,959
	March quarter	0.66	0.58	50,995
	December quarter	0.68	0.47	54,481
	September quarter	0.72	0.50	48,083

Monthly high and low market price of ordinary shares and average daily trading volume for last six months

	High	Low	Ave. daily trading volume
	(A$)	(A$)
October 2007	1.18	1.01	155,291
September 2007	1.06	0.89	134,636
August 2007	0.90	0.72	70,699
July 2007	1.13	0.91	126,504
June 2007	1.12	0.93	190,614
May 2007	0.90	0.78	167,309

As at November 2, 2007 the ordinary shares closed at AUD1.15.

At November 2, 2007 the Company had 186,754,906 ordinary shares issued and outstanding. This includes the issue of 907,507 ordinary shares following the exercise of 900,000 unlisted options previously granted to Global Markets Capital Corporation and 7,575 listed CXSOA options, since June 30, 2007.The shares are without par value. See Item 10B Memorandum and articles of incorporation for a detailed description of the rights attaching to the shares. Also see Item 12A. “American Depositary Shares” for a description of the rights attaching to the ADR.

As of October 31, 2007 approximately 12.7 million of the Company’s ordinary shares (CXS), 6.8% of the total ordinary shares issued and outstanding, were held by 83 U.S. residents (based solely on their addresses).

As of October 31, 2007 approximately 960,000 of the Company’s listed AUD1.25 options (CXSO), 4.3% of the total listed AUD1.25 options issued and outstanding, were held by 17 U.S. residents (based solely on their addresses).

As of October 31, 2007 none of the Company’s listed AUD0.75 options (CXSOA) were held by U.S. residents (based solely on their addresses).

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

As of November 2, 2007, there were 46,602 ADRs outstanding.

Annual high and low market price ADR’s and average daily trading volume on NASDAQ for full fiscal years since listing

		High (US$)	Low (US$)	Ave. daily trading volume

2007	July 1, 2006 to June 30, 2007	14.50	3.85	527
2006	July 1, 2005 to June 30, 2006	8.55	4.12	1,588

Quarterly high and low market price of ADRs and average daily trading volume since NASDAQ listing

		High (US$)	Low (US$)	Ave. daily trading volume
Fiscal 2008	September quarter	15.14	8.58	786
Fiscal 2007	June quarter	14.50	9.20	913
	March quarter	9.80	7.00	587
	December quarter	7.90	5.10	408
	September quarter	5.61	3.85	202
Fiscal 2006	June quarter	8.25	4.12	497
	March quarter	7.57	5.15	1,243
	December quarter	8.48	5.49	3,749
	September quarter	8.55	6.00	863

Monthly high and low market price ADRs and average daily trading volume for the last six months

	High (US$)	Low (US$)	Ave. daily trading volume
October 2007	16.80	14.10	830
September 2007	13.50	10.60	463
August 2007	11.84	8.58	391
July 2007	15.14	10.50	1,510
June 2007	14.50	11.10	1,567
May 2007	11.47	10.35	100

As at November 2, 2007 ADRs on the NASDAQ Capital Market closed at US$16.20

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

The Company’s principal commercial collaborations are described under Item 4.B. “Business overview — commercial and research and development collaborations.”

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

E.                                      Taxation

This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions) and on the Australian tax law and practice, all as in effect on the date hereof. In addition, this summary is based on the income tax convention between the U.S. and Australia (the “Treaty”). The foregoing laws and legal authorities as well as the Treaty are subject to change (or changes in interpretation), possibly with retroactive effect and to differing interpretations. Finally, this summary is based in part upon the representations of the Company’s ADR Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, inheritance taxation, stamp duty and goods and services tax. This discussion does not address all aspects of U.S. or Australian federal tax considerations that may be important to particular investors in light of their individual investment circumstances or investors subject to special tax regimes, like broker-dealers, banks or other financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts or real estate mortgage investment conduits, certain former U.S. citizens or residents, persons who actually or constructively own ten percent or more of the Company’s ADRs or ordinary shares, persons who hold ADRs or ordinary shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction for tax purposes, persons who have elected mark-to-market accounting, persons that have a functional currency other than the U.S. dollar, persons liable for alternative minimum tax, partnerships and other pass-through entities, or persons who acquired their ADRs or ordinary shares through the exercise of options or similar derivative securities or otherwise as compensation. This discussion applies only to shares held as capital assets. Prospective investors are urged to consult their tax advisers regarding the U.S. and Australian federal, state and local tax consequences and any other tax consequences of owning and disposing of ADRs and ordinary shares.

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

U.S. Federal Income Taxation

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of ADRs and ordinary shares. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax other than income taxation; investors are urged to consult their own tax advisers regarding such matters.

As used below, a “U.S. Holder” is a beneficial owner of an ADR or ordinary share that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of an ADR or ordinary share that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of an ADR or ordinary share, the U.S. federal tax treatment of the partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of an ADR or ordinary share that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of ADRs or ordinary shares.

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

Taxation of Dividends

U.S. Holders. In general, subject to the passive foreign investment company rules discussed below, a distribution on an ADR will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. Holder’s tax basis in the ADR on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on an ADR (which will include the amount of any Australian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income. The amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. Holder receives the dividend or, in the case of a dividend received in respect of an ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. Holder will have a tax basis in any distributed Australian dollars equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a conversion or other disposition of the Australian dollars generally will be treated as U.S. source ordinary income or loss. If dividends paid in Australian dollars are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, a dividend a noncorporate U.S. Holder receives on an ADR before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.”  A dividend will be a qualified dividend if (a) the dividend is paid on an ordinary share and the ordinary shares are readily tradable on an established securities market in the United States and (b) the dividend is paid on an ADR or an ordinary share and the Company is eligible for benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a PFIC. The ADRs will be listed on the NASDAQ

Capital Market. It is not clear whether that listing will qualify them as readily tradable on an established securities market in the United States. Moreover, because only the ADRs and not the shares themselves are listed on a U.S. exchange, based on existing guidance it is not clear whether dividends paid by the Company will be treated as paid on shares that are readily tradable on an established securities market in the United States. However, the Treaty satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, the Company should be a resident of Australia entitled to the benefits of the Treaty. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its , the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2005 or 2006 taxable years, nor does it anticipate being classified as a PFIC in 2007 or in future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of the income and assets from time to time, there can be no assurances that the Company will not become a PFIC for any future taxable year. However, as described in the section below entitled “Passive Foreign Investment Company Rules,” if the Company were a PFIC in a year while a U.S. Holder held an ADR or ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ADR or ordinary share, the ADR or ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years. Even if the Company has not been a PFIC in any prior year and is not currently a PFIC, because the composition of the Company’s income and assets will vary over time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. U.S. Holders of ADRs and ordinary shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Any Australian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, “passive income” generally will be treated as “passive category income,” and “financial services income” generally will be treated as “general  category income.”  A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received on an ADR to the extent the U.S. Holder has not held the ADR for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADR are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult with their own tax adviser to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation (including changes in the rules for taxable years beginning after December 31, 2006). Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided that the U.S. Holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. A dividend will not be eligible for the corporate dividends received deduction.

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

Taxation of Capital Gains

U.S. Holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ADR, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted basis in the ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars. Any gain a U.S. Holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss generally will be a U.S. source loss. If Australian tax is withheld on a sale or other disposition of an ADR, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Australian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. Holder from obtaining a foreign tax credit for any Australian tax withheld on a sale of an ADR.

In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders. A non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of an ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ADR), or (ii) in the case of a non-U.S. Holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2005 or 2006 taxable years, nor does it anticipate being classified as a PFIC in 2007 or in future taxable years.

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

If the Company is treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations—Taxation of Dividends” and “U.S. Federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. Holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR (for purposes of these rules, a disposition of an ADR includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules)  and (ii) any “excess distribution” by the Company to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the ADR exceed 125% of the average annual taxable distributions (whether actual or constructive and whether or not out of earnings and profits) received by the U.S. Holder on the ADR during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income in its entirety and not as capital gain, would be ineligible for the reduced qualified dividend rates, and could not be offset by any deductions or losses, and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years. A U.S. Holder who owns an ADR during any year the Company is a PFIC may have to file IRS Form 8621.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election, which remains in effect, to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. Holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year. The Company has not yet determined whether, if it is a PFIC, it would make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any year the Company is a PFIC. Although a QEF election generally cannot be revoked, if a U.S. Holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest.

In lieu of a QEF election, a U.S. Holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. Holder’s adjusted basis in the stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years. A U.S. Holder’s adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a national securities exchange that is registered with the SEC or on a designated national market system or on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. The ADRs will be listed on the NASDAQ Capital Market. It is not clear whether trading on that market will qualify them as readily tradable on an established securities market in the United States. Thus, there is no certainty that the shares will be considered “marketable stock” for these purposes unless and until the IRS designates the ASX as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the IRS will make that designation.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, an ADR to a U.S. Holder generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is submitted to the IRS. A non-U.S. Holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

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

The following table shows the sensitivity of the Company’s 2007/2008 earnings as a result of an appreciation or depreciation in the value of the June 30, 2007 exchange rate of the Australian dollar against the Euro (based on foreign currency receipts from partnership agreements) and against the US dollar (for commitments for expenditure existing at June 30, 2007).

	A$ Depreciation				A$ Appreciation
	-15%	-10%	-5%	0%	5%	10%	15%
	€50,159	33,439	16,720	—	(16,720)	(33,439)	(50,159)
US $	(737,390)	(491,593)	(245,797)	—	245,797	491,593	737,390
Total	(687,231)	(458,154)	(229,077)	—	229,077	458,154	687,231

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

PART II

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                              MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                              CONTROLS AND PROCEDURES

A. Controls and Procedures

As of June 30, 2007 the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, reviewed  the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that review, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company’s existing disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.

In preparation for the adoption of Section 404 of the Sarbanes-Oxley Act of 2002 by all Foreign Private Issuers, management has initiated a detailed evaluation of existing internal controls against Section 404 requirements. Management will allocate the necessary resources and initiate required actions to redress any possible Section 404 weaknesses prior to that date.

In planning and performing the audit of the consolidated financial statements of ChemGenex Pharmaceuticals Limited for the year ended June 30, 2005, June 30, 2006 and June 2007 Ernst & Young considered the internal controls over financial reporting to design auditing procedures for the purpose of expressing an opinion on the consolidated financial statements. The consideration of internal controls over financial reporting was not to express an opinion on the effectiveness of the Company’s internal controls over financial reporting. However they noted certain matters involving internal controls over financial reporting and its operation that they considered to be material weaknesses under standards established by the Public Company Oversight Board (United States).

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. A material weakness is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

ITEM 16B.                                     CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of the Company’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. The Code can be downloaded at our website (www.chemgenex.com). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code. If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2007, no such amendment was made or waiver granted

ITEM 16C.                                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

For purposes of this Form 20-F Annual Report and other SEC filings, the Company’s independent registered public accounting firm is Ernst & Young. For statutory reporting purposes and filings with the ASX and ASIC in Australia, the Company’s auditor is Ernst & Young.

The following table sets forth the fees billed to us by our statutory auditor, Ernst & Young, for the years ended June 30, 2007, 2006 and 2005, respectively:

Ernst & Young	2007	2006	2005

Audit fees	269,435	212,325	93,250
Tax fees	—	—	12,000
All other fees	—	—	17,709
Total	269,435	212,325	122,959

For purposes of the initial registration  Form 20-F  and the 2005 20-F Annual Report the Company’s independent registered public accounting firm was Deloitte Touche Tohmatsu. The following table sets forth the fees billed to us by the independent registered public accounting firm, Deloitte Touche Tohmatsu, since the year ended June 30, 2005:

Deloitte Touche Tohmatsu	2007	2006	2005

Audit fees (a)	—	—	497,804
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—
Total	—	—	497,804

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

CHEMGENEX PHARMACEUTICALS LIMITED

By:	/s/ Greg Collier
Name:	Greg Collier
Title:	Chief Executive Officer and Managing Director
Date:	November 27, 2007

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChemGenex Pharmaceuticals Ltd:

We have audited the accompanying consolidated balance sheets of ChemGenex Pharmaceuticals Ltd and its controlled entities (the Company) as of 30 June 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended 30 June 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ChemGenex Pharmaceuticals Ltd and its controlled entities at 30 June 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended 30 June 2007, in conformity with Australian Accounting Standards.

Australian Accounting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

/s/ Ernst & Young

Melbourne, Australia
23 November 2007

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

FOR THE YEAR ENDED JUNE 30	Notes		2007	2006	2005
			$	$	$
Revenue
Research revenue			536,111	1,676,297	3,527,312
Finance income	4	(b)	862,096	241,634	266,987
			1,398,207	1,917,931	3,794,299
Research expenditure	4	(d)	(7,731,988)	(7,184,978)	(4,621,406)
Gross profit/(loss)			(6,333,781)	(5,267,047)	(827,107)

Other income	4	(a)	889,927	379,091	300,987
Administration costs			(1,710,706)	(967,032)	(847,903)
NASDAQ listing expenses			—	—	(911,578)
Employee benefits expense	4	(c)	(2,517,915)	(2,710,341)	(2,631,862)
Scientific advisory board expense			(118,643)	(120,913)	(125,763)
Patent expense			(564,543)	(575,567)	(446,527)
Legal expense			(66,434)	(114,416)	(105,945)
Depreciation			(271,344)	(272,198)	(269,937)
Travel expense			(387,450)	(341,037)	(240,340)
Accounting and audit expense			(298,526)	(380,259)	(129,208)
Loss from operations before tax and finance costs			(11,379,415)	(10,369,719)	(6,235,183)

Finance costs			—	—	—
Loss before income tax			(11,379,415)	(10,369,719)	(6,235,183)

Income tax expense	5		(321,504)	—	—
Loss after tax			(11,700,919)	(10,369,719)	(6,235,183)

Loss attributable to members of the parent			(11,700,919)	(10,369,719)	(6,235,183)

Basic loss in cents per share	6		$(0.07)	$(0.09)	$(0.06)
Diluted loss in cents per share	6		$(0.07)	$(0.09)	$(0.06)

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

AS AT JUNE 30	Notes	2007	2006
		$	$
CURRENT ASSETS
Cash and cash equivalents	8	25,366,562	15,553,696
Trade and other receivables	9	18,000	79,011
Prepayments		363,251	71,974
TOTAL CURRENT ASSETS		25,747,813	15,704,681
NON-CURRENT ASSETS
Plant and equipment	11	81,546	328,820
Goodwill	12	16,931,750	16,931,750
TOTAL NON-CURRENT ASSETS		17,013,296	17,260,570
TOTAL ASSETS		42,761,109	32,965,251

CURRENT LIABILITIES
Trade and other payables	16	2,445,328	1,621,865
Deferred revenue		165,688	185,372
Employee entitlements		231,284	153,105
Provisions	17	16,079	—
TOTAL CURRENT LIABILITIES		2,858,289	1,960,342
NON-CURRENT LIABILITIES
Employee entitlements		33,222	—
TOTAL NON-CURRENT LIABILITIES		33,222	—
TOTAL LIABILITIES		2,891,511	1,960,342

NET ASSETS		39,869,598	31,004,909
EQUITY
Equity attributable to equity holders of the parent
Issued capital	18	120,773,060	99,892,615
Retained earnings		(92,723,921)	(81,023,002)
Other reserves	18	11,820,459	12,135,296
TOTAL EQUITY		39,869,598	31,004,909

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

Consolidated Cash Flow Statements

FOR THE YEAR ENDED JUNE 30	Notes		2007	2006	2005
			$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Customer revenues received			516,427	1,920,107	3,618,233
Government grants received	4	(a)	730,099	148,868	—
VAT refund			1,911	—	—
Payments to suppliers and employees			(12,860,804)	(10,554,593)	(10,562,419)
Income taxes paid			(293,238)	—	—

NET CASH FLOWS USED IN OPERATING ACTIVITIES	8		(11,905,605)	(8,485,618)	(6,944,186)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	4	(b)	862,096	241,634	266,987
Purchase of plant and equipment	11		(24,070)	(13,996)	(15,218)
NET CASH FLOWS FROM INVESTING ACTIVITIES			(838,026	227,638	251,769

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares	18		21,260,131	15,723,021	14,451,937
Transaction cost of issue of shares	18		(379,686)	(423,297)	(189,353)
NET CASH FLOWS FROM FINANCING ACTIVITIES			(20,880,445	15,299,724	14,262,584

Net increase in cash and cash equivalents			9,812,866	7,041,744	7,570,167
Cash and cash equivalents at beginning of period			15,553,696	8,511,952	941,785
CLOSING CASH CARRIED FORWARD	8		25,366,562	15,553,696	8,511,952

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

		Equity	Foreign Currency	Equity
	Issued	Premium	Translation	Options	Retained	Total
From JULY 1, 2004 to JUNE 30, 2007	Capital	Reserve	Reserve	Reserve	Earnings	Equity
	$	$		$	$	$
At July 1, 2004	70,257,383	10,866,878		6,857	(64,518,100)	16,713,018

Loss for year to June 30, 2005					(6,235,183)	(6,235,183)
Total recognised income and expense for the period					(6,235,183)	(6,235,183)
Issue of share capital	14,439,437					14,439,437
less cost of issue	(189,353)					(189,353)
Fees paid in lieu of cash	72,924					72,924
Cost of option-based payments				422,105		422,105
Options exercised under Employee Share Option Plan	12,500					12,500
At July 1, 2005	84,592,891	10,866,878	—	428,962	(70,653,283)	25,235,448

Loss for year to June 30, 2006					(10,369,719)	(10,369,719)
Total recognised income and expense for the period					(10,369,719)	(10,369,719
Issue of share capital	15,723,021					15,723,021
less cost of issue	(423,297)					(423,297)
Cost of option-based payments				839,456		839,456
At June 30, 2006	99,892,615	10,866,878	—	1,268,418	(81,023,002)	31,004,909

Foreign Exchange Translation			(751,314)			(751,314)
Loss for year ended June 30, 2007					(11,700,919)	(11,700,919)
Total recognised income and expense for the period			(751,314)		(11,700,919)	(12,452,233)
Issue of share capital	21,260,131					21,260,131
less cost of issue	(379,686)					(379,686)
Cost of option-based payments				436,477		436,477
At June 30, 2007	120,773,060	10,866,878	(751,314)	1,704,895	(92,723,921)	39.869,598

REFER NOTE 17 ISSUED CAPITAL AND RESERVES FOR DETAILS MOVEMENTS IN CAPITAL AND RESERVES DURING THE PERIOD FROM JULY1, 2004 TO JUNE 30, 2007

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1. CORPORATE INFORMATION

The financial report of ChemGenex Pharmaceuticals Limited (“ChemGenex” or “Company” or “Group”) for the year ended June 30, 2007 was authorised for issue in accordance with a resolution of the directors on August 29, 2007.

ChemGenex is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (“ASX”) and are traded as Level 2 American Depository Receipts (“ADRs”) on the NASDAQ Stock Market.

The nature of the operations and principal activities of ChemGenex are described in note 3.

The consolidated financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. Since commencing biotechnology activities in June 1996 the Company has experienced recurring net losses and negative cash flows from operations. At June 30, 2007, the Company had accumulated losses of $92,723,921 and recorded a net loss of $11,700,919 and negative cash flows from operations of $11,905,605 for the year ended June 30, 2007. Based on anticipated cash flow requirements of the Company’s existing research and development activities, the directors consider that the Company will have sufficient funds to support existing operations to the second half of calendar 2008.

The directors are confident that adequate funds to support the Company’s continued operations into 2009 and beyond will be raised from collaboration and licensing agreements and/or equity placements as required. From July 1, 1996 it has raised approximately $80.9 million (including $50.5 million since July 1, 2004) from the issue of equity securities. In addition, during this time, the Company has received approximately $26.4 million from its pharmaceutical partners pursuant to collaboration and licensing agreements.

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

Certain Australian Accounting Standards and Urgent Issues Group (‘UIG’) interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended 30 June 2007. The directors’ have assessed the impact of these new or amended standards (to the extent relevant to the group) and interpretations as follows:

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 Financial Instruments: Disclosures.	1 January 2007

AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group’s financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group’s financial report.

1 July 2007

AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Amending standard issued as a consequence of AASB Interpretation 11 Interim Financial Reporting and Impairment.	1 March 2007	This is consistent with the Group’s existing accounting policies for share-based payments so will have no impact.	1 July 2007

AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 Operating Segments.	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Groups financial statements. The impact of the new standard is yet to be determined.	1 July 2009

AASB 7	Financial Instruments: Disclosures	New standard replacing disclosure requirements of AASB 132.	1 January 2007	Refer to AASB 2005-10 above.	1 July 2007

AASB 8	Operating Segments	This new standard will replace AASB 114 Segment Reporting and adopts a management approach to segment reporting.	1 January 2009	Refer to AASB 2007-3 above.	1 July 2009

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

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimate of the recoverable amount of the cash—generating units to which the goodwill and intangibles with indefinite lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 13.

Share-based payment transactions

The Group measures the cost of share-based payments at fair value at the grant date using the Black-Scholes formula, taking into account, the terms and conditions upon which the instruments were granted, as discussed in note 14.

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

(j)            Research costs

Research costs are expensed as incurred.

(k)          Impairment of assets

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

(l)            Pension and post-employment benefits

The Group makes contributions to external superannuation funds in accordance with existing employment contracts and to meet it’s obligations under Australian taxation law.

The Group has no liabilities or commitments for post employment benefits for any employee as at June 30, 2007.

(m)          Employee benefits

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

(s)           Loss per share

Basic loss per share is determined by dividing the loss after income tax by the weighted average number of ordinary shares, outstanding during the period.

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

(v)           Impact of adoption of AIFRS

For all periods up to and including the year ended June 30, 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting practice (“AGAAP”). The financial statements for the year ended June 30, 2006 were the first the Group was required to prepare in accordance with AIFRS.

Accordingly the Group prepared financial statements that comply with AIFRS applicable for periods beginning after January 1, 2005 and the significant accounting policies meeting those requirements are described in note 2. In preparing the financial statements, the Group has started from an opening balance sheet as at July 1, 2004 the Group’s date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS.

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

Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

The impacts of adopting AIFRS on the total equity and profit after tax as reported under AGAAP are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	June 30, 2005	July 1, 2004
	$	$
Total equity under AGAAP	24,387,320	16,713,018

Adjustments to equity-
Write-back of goodwill-amortisation (A)	848,128	—

Total equity under AIFRS	25,235,448	16,713,018

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

Discovery and clinical research activities in oncology are managed at the Group’s American offices in Menlo Park, California.

Discovery into metabolic syndrome and depression are managed at the Group’s Australian offices in Geelong, Victoria.

JUNE 30, 2007	Australia	United States of America	Total
	$	$	$
Revenue
Research revenue	536,111	—	536,111
Finance revenue	642,910	219,186	862,096
Other revenue	889,927	—	889,927
Inter-segment sales	—	5,566,298	5,566,298
Total segment revenue	2,068,948	5,785,484	7,854,432
Inter-segment elimination	—	(5,566,298)	(5,566,298)
Total consolidated revenue	2,068,948	219,186	2,288,134
Result
Segment result	(11,598,108)	5,784,991	(5,813,117)
Income tax expense	—	(321,504)	(321,504
Inter-segment elimination	—	(5,566,298)	(5,566,298)
Net loss for the year	(11,598,108)	(102,811)	(11,700,919)
Assets and liabilities
Segment assets	38,354,678	7,714,880	46,069,558
Inter-segment elimination	—	(3,308,449)	(3,308,449)
Total consolidated assets	38,354,678	4,406,431	42,761,109

Segment liabilities	4,892,081	1,307,879	6,199,960
Inter-segment elimination	(3,308,449)	—	(3,308,449)
Total consolidated liabilities	1,583,632	1,307,879	2,891,511

Cash flow information
Net operating cash flows	(7,839,297)	(4,066,308)	(11,905,605)
Net investing cash flows	634,611	203,415	838,026
Net financing cash flows	13,681,152	7,199,293	20,880,445
Net increase in cash and cash equivalents	6,476,466	3,336,400	9,812,866
Other segment information
Capital expenditure	8,299	15,771	24,070
Depreciation	260,528	10,816	271,344

Inter-segment revenue in 2007 relates to revenues associated with work undertaken by ChemGenex Pharmaceuticals Inc. under a Research Services Agreement with ChemGenex Pharmaceuticals Limited which is invoiced at cost plus a 15% margin for certain costs.

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

Inter-segment revenue in 2006 relates to revenues associated with the transfer of Intellectual property under a Sale of Intellectual Property Agreement between ChemGenex Pharmaceuticals Inc. and ChemGenex Pharmaceuticals Limited.

4. REVENUES AND EXPENSES

JUNE 30	Notes	2007	2006	2005
		$	$	$
(a) Other Income
Export market development grant		74,290	148,868	—
P3 grant		655,809		—
Patent reimbursement		—	230,223	104,085
Exchange rate benefit		157,917
Reimbursement of initial NASDAQ expenses		—	—	196,902
VAT refund		1,911	—	—
		889,927	379,091	300,987

(b) Finance income
Bank interest received		862,096	241,634	266,987

(c) Employee benefits expense
Wages and salaries		(1,837,968)	(1,927,841)	(1,834,591)
Worker’s compensation costs		(13,005)	(7,240)	(15,630)
Expense of share-based payments		(270,553)	(467,895)	(422,104)
Superannuation costs		(93,805)	(76,755)	(81,708)
Wages on-costs		(302,584)	(230,610)	(277,829)
		(2,517,915)	(2,710,341)	(2,631,862)

(d) Research costs
Metabolic syndrome		(3,221,386)	(3,479,875)	(3,685,119)
Depression		(190,000)	(380,000)	(380,000)
Oncology		(4,320,602)	(3,325,103)	(556,287)
		(7,731,988)	(7,184,978)	(4,621,406)

(e) Operating lease costs		(80,282)	(89,698)	(75,201)

5. INCOME TAX

JUNE 30	Notes	2007	2006	2005
		$	$	$
A reconciliation of income tax expense applicable to accounting profit before income tax and income tax expense for the years ended June 2007, 2006 and 2005 is as follows:
Accounting loss before income tax		(11,379,415)	(10,369,719)	(6,235,183)

Tax at statutory rates (30% Australia, 34% USA)		(3,465,018)	(3,265,930)	(1,946,294)
Research and development allowance		(283,829)	(321,077)	(308,884)
Internal intellectual property transfer eliminated on consolidation but taxable in USA		—	4,580,358	—
Non-deductible items-
Increase in employee entitlements		34,233	—	—
Entertainment expenses		8,979	—	—
NASDAQ registration		—	—	214,400
Equity based benefits		130,943	251,837	126,631
Other differences		(29,381)	—	—
Adjustment in respect of current income tax in previous year		341,691	—	—
		(3,262,382)	1,245,188	(1,914,147)
Future income tax benefits not recognised		3,583,886	(1,245,188)	1,914,147
Income tax expense reported in income statement		321,504	—	—

Deferred income tax benefits

Future income tax benefit arising from tax losses of the parent and a controlled entity not recognised at reporting date as realisation of the benefit is not regarded as probable.

Revenue losses		17,462,021	13,878,135	15,123,323
Capital gains tax losses		436,439	436,439	436,439
		17,989,460	14,314,574	15,559,762

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

Deferred income tax liabilities

At June 30, 2007 there is no recognised or unrecognised deferred income tax liabilities included (2006: $nil).

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

Refer to note 26(e) for additional income tax disclosures.

6. LOSS PER SHARE

Basic loss per share is determined by dividing the loss after income tax by the weighted average number of ordinary shares, outstanding during the period.

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

The following reflects the income and share data used in the earnings per share computations:

	2007	2006	2005
	$	$	$
Net loss attributable to ordinary shareholders	(11,700,919)	(10,369,719)	(6,235,183)

	Number of shares 2007	Number of shares 2006	Number of shares 2005
Weighted average number of ordinary shares used in calculating earnings per share:	162,281,115	117,647,158	105,707,630

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

8. CASH AND CASH EQUIVALENTS

	2007	2006	2005
	$	$	$
Cash at bank and at hand	25,366,562	15,553,696	8,511,952
Cash at bank earns interest at floating rates based on daily bank deposits
Reconciliation of the net loss after tax to the net cash flows from operations
Net loss	(11,700,919)	(10,369,719)	(6,235,183)
Adjustments for
Depreciation of plant and equipment	271,344	272,198	269,937
Interest received	(862,096)	(241,634)	(266,987)
Share options expensed	436,477	839,456	495,029
Net exchange differences	(751,314)	—	—
Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	61,011	302,516	(351,086)
(Increase)/decrease in prepayments	(291,277)	91,399	(74,751)
Increase/(decrease) in trade payables	823,605	866,873	(1,238,419)
Increase in provisions and employee entitlements	127,480	33,754	119,351
Increase/(decrease in deferred income)	(19,684)	(280,461)	337,923
Net cash flow used in operating activities	(11,905,605)	(8,485,618)	(6,944,186)

9. TRADE AND OTHER RECEIVABLES (CURRENT)

JUNE 30,	Notes	2007	2006
		$	$
Trade debtors	(i)	18,000	—
Other debtors	(ii)	—	79,011
		18,000	79,011

Terms and conditions

Terms and conditions relating to the above financial instruments:-

(i)            Trade debtors are non-interest bearing and generally on 30 day terms.

(ii)           Other debtors and other receivables are non-interest bearing and have repayment terms between 30 and 90 days.

10. CONSOLIDATED SUBSIDIARIES

		Percentage of equity interest held by the consolidated entity
Name	Country of incorporation	2007	2006	2005
		%	%	%
Autogen Research Pty Ltd	Australia	100	100	100

ChemGenex Pharmaceuticals Inc.	USA	100	100	100

11. PLANT AND EQUIPMENT

	2007	2006
	$	$
Carrying amount
Office equipment
At cost	116,403	92,333
Accumulated depreciation	(75,665)	(56,345)
	40,738	35,988
Research equipment
At cost	1,604,036	1,604,036
Accumulated depreciation	(1,563,228)	(1,311,204)
	40,808	292,832
Total plant and equipment	81,546	328,820

Total plant and equipment
At cost	1,720,439	1,696,369
Accumulated depreciation	(1,638,893)	(1,367,549)
Total net carrying amount	81,546	328,820

Reconciliations
Reconciliations of the carrying amounts of plant and equipment at the beginning and end of the financial year
Office equipment
Carrying amount at beginning	35,988	42,166	44,861
Additions at cost	24,070	13,996	15,218
Depreciation expense	(19,320	(20,174)	(17,913)
Carrying amount at the end of year	40,738	35,988	42,166

Research equipment
Carrying amount at beginning	292,832	544,856	796,880
Additions at cost	—	—	—
Depreciation expense	(252,024)	(252,024)	(252,024)
Carrying amount at the end of year	40,808	292,832	544,856

12. GOODWILL

	2007	2006
	$	$
Carrying amount
At cost	16,962,561	16,962,561
Accumulated amortisation	(30,811)	(30,811)
	16,931,750	16,931,750

Goodwill represents the intellectual property previously held by ChemGenex Therapeutics Inc. This intellectual property relates to chemical compounds which have not yet received regulatory approval, and therefore a finite life for any products associated with these compounds cannot be determined.

As at June 30, 2007 and 2006, these assets were tested for impairment (see note 13 below).

No impairment loss was charged for the years ended June 30, 2007 and 2006.

13. IMPAIRMENT TESTING OF GOODWILL

The goodwill acquired through a business combination of $16.932M relates to one individual cash generating unit, being anti-cancer compounds.

The recoverable amount of the anti-cancer compounds have been determined based on a value in use calculation using cash flow projections based on financial budgets, information from scientific journals on the existing incidence of the disease, projections of patients that would be eligible for the proposed treatment and the expected growth figures.

The valuation has been based on cash flow projection covering 10 years from the expected registration date after which a 10% decline in cash flow rate is assumed. A 10 year cash flow projection of revenues has been used to reflect the expected increasing market share over the period.

The calculation of value in use for the anti-cancer compounds is most sensitive to the following assumptions-

•                  Availability of patients

•                  Discount rate

•                  Raw material costs

•                  Indirect costs

The availability of patients is dependent upon the incidence of the disease (estimated determined from scientific journals) from projections of the likely use of the products (based on the current status of alternative treatments).

Due to the uncertainty associated with cash flow projections for products that have not yet received regulatory approval a pre-tax discount rate of 40% has been applied (2006:40%).

Raw materials costs used in the projection are based on the existing manufacturing agreement with Stragen.

Indirect costs have been based on industry standards for companies with pharmaceutical products in the market as costs structures in the company’s current development stage are not deemed to be appropriate.

14. SHARE BASED PAYMENT PLANS

Employee Share Option Scheme

An Employee Share Option Plan (ESOP) has been established where ChemGenex Pharmaceuticals Limited may, at the discretion of management, grant options over the ordinary shares of ChemGenex Pharmaceuticals Limited to directors, executives and certain contractors who provide consulting services to the Group.

The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of ChemGenex Pharmaceuticals Limited, who retain the final discretion on the issue of the options. The options cannot be transferred and will not be quoted on the ASX. Currently one director, three employees and 22 scientific consultants hold options issued under the ESOP.

On May 7, 2007 400,000 options with a fair value of $0.42 were granted over ordinary shares with an exercise price of $0.85. These options vested upon issue and are exercisable until May 7, 2010. (During the year ended June 30, 2006, 275,000 options with a fair value of $0.35 were granted over ordinary shares with an exercise price of $0.43 and 269,500 options with a fair value of $0.36 were granted over ordinary shares with an exercise price of $0.65. These options vested upon issue and are exercisable until March 2010.)

On June 6, 2007, 600,000 options with a fair value of $0.55 were issued over ordinary shares with an exercise price of $0.50. These options vested upon issue and are exercisable until June 6, 2012. These options were issued under a contract entered into by the Company with Global Markets Capital Group LLC (“GMCG”) dated April 1, 2002 and amended April 1, 2003.

The fair value of the options issued under ESOP are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of options granted during the year ending June 30, 2007, 2006 and 2005.

	2007	2006	2005
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	70.00	70.00	65.00
Risk-free interest rate (%)	5.25	5.40	5.17
Expected life of options (years)	3-5	4.1 – 4.5	5.3
Option exercise price ($)	0.85 and 0.50	0.43 and 0.65	0.56
Share price at grant date ($)	0.85 and 0.78	0.54 and 0.64	0.63

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

During the year ended June 30, 2007 120,000 options were exercised over ordinary shares. (2006: Nil) The market price for the company’s ordinary fully share at the date these options were issued was 80 cents.

The following table illustrates the number and weighted average exercise prices (WAEP) of share options issued under the ESOP:

	2007		2006		2005
	Number	WAEP	Number	WAEP	Number	WAEP
Balance at beginning of year	1,979,500	$0.67	1,475,000	$0.75	1,140,000	$0.74
- granted	1,000,000	$0.64	544,500	$0.54	360,000	$0.56
- forfeited	—	—	(40,000)	$0.52	—	—
- exercised	(120,000)	$0.50	—	—	(25,000)	$0.50
Balance at end of year	2,859,500	$0.68	1,979,500	$0.70	1,475,000	$0.75
Exercisable at end of year	2,244,500	$0.58	1,364,500	$0.53	1,160,000	$0.52

The contractual life for the share options outstanding at June 30, 2007 is 5 years for 600,000 options issued to GMCG and 2 years and 9 months for the remainder (2006: 3 years and 9 months for all options; 2005: 4 years and 9 months for all options).

Share options issued under ESOP and outstanding at the end of the year have the following exercise prices:

Expiry date	Exercise price	Outstanding 2007	Outstanding 2006
	$
March 24, 2010	1.15	400,000	400,000
March 24, 2010	0.90	215,000	215,000
March 24, 2010	0.50	140,000	190,000
March 24, 2010	0.50	210,000	280,000
March 24, 2010	0.56	350,000	350,000
March 24, 2010	0.43	275,000	275,000
March 24, 2010	0.65	269,500	269,500
May 7, 2010	0.85	400,000	—
June 6, 2012	0.50	600,000	—

Options approved by resolution of shareholders

The following table summarises information about options previously issued to Dr Greg Collier on different terms and conditions to ESOP after approval by resolution at shareholder meetings-

Number of options	Grant date (date issue approved by shareholders)	Vesting date	Expiry date	Exercise price $	Fair Value$
300,000	November 28, 2002	November 28, 2002	March 24, 2010	0.50	0.36
300,000	November 21, 2003	November 21, 2003	December 26, 2006	0.30	0.34
1,000,000	June 21, 2004	June 21, 2004	March 24, 2010	0.50	0.35
1,000,000	June 21, 2004	June 21, 2006	March 24, 2010	0.50	0.35
500,000	June 21, 2004	June 21, 2007	March 24, 2010	0.50	0.35
500,000	June 21, 2004	June 21, 2008	March 24, 2010	0.50	0.35

No options were issued to Greg Collier during the years ended June 30, 2007 or 2006.

400,000 options issued with shareholder approval were exercised during the year ended June 30, 2007 (2006:Nil) The market price for the company’s ordinary fully paid shares at the date these options were issued was 58 cents for 300,000 and 80 cents for 100,000.

The following share options issued to Dr Greg Collier after approval by resolution at shareholder meetings remain outstanding at the end of the year -

Number of options	Grant date (date issue approved by shareholders)	Vesting date	Expiry date	Exercise price $
300,000	November 28, 2002	November 28, 2002	March 24, 2010	0.50
900,000	June 21, 2004	June 21, 2004	March 24, 2010	0.50
1,000,000	June 21, 2004	June 21, 2006	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2007	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2008	March 24, 2010	0.50

The fair value of the options issued to Greg Collier with Annual General Meeting (‘AGM’) approval under are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of these options-

	November 2002	November 2003	June 2004
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	85.00	65.00	65.00
Risk-free interest rate (%)	5.52	5.77	5.77
Expected life of options (years)	7.33	3.0	5.75
Option exercise price ($)	0.50	0.30	0.50
Share price at grant date ($)	0.26	0.53	0.54

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

The fair value of these options has been calculated at grant date using the Black Scholes Valuation Method with the following assumptions-

•                  Dividend yield- 0%

•                  Expected volatility- 70%

•                  Risk-free interest rate 5.4%

•                  Expected life of options- 3 years

•                  Option exercise price- $0.75

•                  Share price at issue date- $0.65

Options issued to Global Markets Capital Corporation (June 6, 2007) and Stragen Investments B.V. (November 16, 2005) have been valued using the Black Scholes method as the fair value of the actual goods and services to be provided under these contracts could not be reliably estimated and valued at the time of issue.

During the year ended June 30, 2007 a total of $436,477 was recognised in the Consolidated Statement of Income as share based expenditure of this $270,553 appeared as Employee benefits expense (Note 4(c)) and $165,994 as administration costs. (2006: $839,456; 2005: $422,105)

15. TRADE AND OTHER PAYABLES

JUNE 30	2007	2006
	$	$

Trade creditors and other payables	2,445,470	1,621,865
	2,2445,470	1,621,865

Trade payables are non-interest bearing and are normally settled on 30 day terms.

As at June 30, 2007 the amount owing to related parties and included in Trade and other payables was $4,494 (2005: $4,168). Refer to Note 25 for Related Party Disclosures.

16. EMPLOYEE ENTITLEMENTS

Current
Employee entitlements	231,284	153,105
Non-current
Provision for long service leave	33,222	—
	264,506	153,105

17. ISSUED CAPITAL AND RESERVES

	2007	2006	2005
Ordinary shares	Number of shares	Number of shares	Number of shares	2007	2006	2005
				$	$	$

Issued and fully paid	185,847,331	151,362,786	114,797,616	120,773,060	99,892,615	84,592,891

Movements in shares on issue

Beginning of the financial year	151,362,786	114,797,616	86,728,294	99,892,615	84,592,891	70,257,383
Issued during the year
- Shares issued for cash	34,484,545	36,565,170	27,934,244	21,260,131	15,723,021	14,451,937
- less cost of share issues	—	—	—	(379,686)	(423,297)	(189,353)
Fees paid in lieu of cash	—	—	135,078	—	—	72,924
End of the financial year	185,847,331	151,362,786	114,797,616	120,773,060	99,892,615	84,592,891

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

In May 2006 Chemgenex Pharmaceuticals Limited announced a programme of share issues to provide working capital and to continue the company’s ongoing research activities-

•                  On May 18, 2006 16,700,000 ordinary shares were issued at 43 cents each raising $7,181,000. This issue was ratified by an Extraordinary General Meeting of shareholders held on June 16, 2006.

•                  On June 1, 2006 1,665,170 ordinary shares were issued at 43 cents raising $716,021 under a Share Placement Programme offered to all shareholders.

•                  On June 16, 2006 18,200,000 ordinary shares were issued at 43 cents per share raising $7,826,000 following approval by an Extraordinary General Meeting of shareholders held on June 16, 2006.

On December 21, 2006 the company issued 300,000 ordinary shares at an issue price of $0.30 each raising $90,000 upon the exercise of 300,000 options previously issued under the Employee Share Option Plan (ESOP) and approved at the Annual General Meeting of Shareholders held on November 21, 2003.

In February 2007 Chemgenex Pharmaceuticals Limited announced a programme of share issues to provide working capital and to continue the company’s ongoing research activities-

•                  On February 8, 2007 17,056,377 ordinary shares were issued to institutional investors at 62 cents each raising $10,574,954. In accordance with ASX Listing Rules this issue is to be ratified by at the next Annual General Meeting of shareholders.

•                  On April 3, 2007 16,891,916 ordinary shares were issued at 62 cents raising $10,472,988 under a 1:10 Rights Issue offered to all eligible shareholders by prospectus dated February 26, 2007.

On February 8, 2007 (200,000) and April 24, 2007 (20,000), a total of 220,000 ordinary shares at an issue price of $0.50 each raising $110,000 upon the exercise of 120,000 options previously issued under the Employee Share Option Plan (ESOP) and 100,000 approved at a previous Annual General Meeting of Shareholders.

A total of 16,252 ordinary shares [April 24, 2007 (1,778), May 17, 2007 (6,290) and June 27, 2007 (6,138)] were issued at a price of 75 cents each raising $12,189 upon the exercise of CXSOA listed options issued as part of the 1:10 Rights Issue prospectus.

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holders to one vote per share, either in person or by proxy, at a meeting of the company.

New ordinary shares are issued whenever options are exercised.

Share Options

(i)Listed options

At June 30, 2007 there were 22,158,526 (2006: 22,158,526) unissued ordinary shares for which options were outstanding exercisable at $1.25 per share expiring March 12, 2010. These options are listed under code CXSO on the ASX.

On February 8, 2007 ChemGenex Pharmaceuticals Limited issued 5,685,459 options to institutional investors at an exercise price of $0.75 per share expiring on February 8, 2012.These options were allocated at no cost, on a one option for every three new ordinary shares issued basis to shareholders who participated in the February 8 share issue. In accordance with ASX Listing Rules this issue is to be ratified by at the next Annual General Meeting of shareholders.

On April 3, 2007 ChemGenex Pharmaceuticals Limited issued 5,631,013 options at an exercise price of $0.75 per share expiring on February 8, 2012  associated  with 1:10 Rights Issue offered to all eligible shareholders by prospectus dated February 26, 2007. These options were allocated at no cost, on a one option for every three new ordinary shares issued basis to all shareholders who participated in the Rights Issue.

At June 30, 2007 there were 11,300,200 (2006: Nil) unissued ordinary shares for which options were outstanding exercisable at $0.75 per share expiring February 8, 2012. These options are listed under code CXSOA on the ASX.

Share Options

(ii)Unlisted Options

Employee Share Plan Options (ESOP)

All employees of the company and its controlled entities are eligible to receive options under ESOP.

During the financial year 1,000,000 options were issued over ordinary shares to employees and consultants as set out in Note 14 (2006: 544,500). During the financial year 120,000 options issued under ESOP were exercised (2006: Nil). During the financial year no options previously under ESOP lapsed or were cancelled (2006: 40,000).

At the end of the year there were 2,859,500 (2006: 1,979,500) unissued ordinary shares in respect of which ESOP options were outstanding.

Options approved at General Meetings of Shareholders

Separate issues of other unlisted options have been approved by resolutions passed by shareholders on November 28, 2002 (300,000 options) November 21, 2003 (300,000 options), June 21, 2004 (3,000,000 options) and November 16, 2005 (1,000,000 options) During the financial year 400,000 options issued following resolutions of shareholders were exercised (2006: Nil).

At the end of the year there were 4,200,000 (2006: 4,600,000) unissued ordinary shares in respect of which these options were outstanding.

JUNE 30	Notes	2007	2006	2005
		$	$	$
Other reserves

Equity premium reserve		10,866,878	10,866,878	10,866,878

Equity options reserve		1,704,895	1,268,418	428,962

Foreign currency translation reserve		(751,314)	—	—
		11,820,459	12,135,296	11,295,840
Equity premium reserve

Nature and purpose of reserve

Amounts contributed for the future right to acquire shares at a pre-determined price. The reserve can be used to pay dividends or issue bonus shares.

Equity options reserve

Nature and purpose of reserve

The equity benefits reserve is used to record the value of equity based benefits provided as remuneration under the ESOP (see note 14) or to pay for services provided by third parties in lieu of cash.

Balance at beginning		1,268,418	428,962	6,858

Movements in reserve		436,477	839,456	422,104

Balance at end of year		1,704,459	1,268,418	428,962

Foreign currency translation reserve

Nature and purpose of reserve

The foreign exchange translation reserve is used to record exchange differences arising when the assets and liabilities of the overseas subsidiary are translated into the presentation currency of the Parent at the rate of exchange ruling at the balance sheet date and the income statement is translated at the weighted average exchange rates for the period.

Balance at beginning		—	—	—

Movements in reserve		(751,314)	—	—

Balance at end of year		(751,314)	—	—

18. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s financial instruments are cash and bank deposits used to finance the Group’s operations. The Group also has receivables and payables. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

(a) Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates to cash at bank which attracts a floating interest rate of 6%. (2006:4%).

It is the Group’s policy to monitor interest exposures and make fixed interest investments, when appropriate, to maximise interest income.

There were no fixed interest investments in place as at June 30, 2007 and 2006.

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

There were no forward currency contracts in place as at June 30, 2007 and 2006.

(c) Credit risk

The Group trades only with recognised, creditworthy third parties.

(d) Liquidity risk

The Group accesses capital raisings to maintain liquidity as required.

19. FINANCIAL INSTRUMENTS

Net fair values

Recognised financial Instruments

Cash and cash equivalents: The carrying amount approximates fair value.

Trade receivables: The carrying amount approximates fair value.

Trade payables: The carrying amount approximates fair value.

20. CONTINGENT LIABILITIES

The Group has nil contingent liabilities as at June 30, 2007 and 2006, and nil contingent liabilities have arisen during the period to the date of this report.

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

21. MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On October 26, 2007ChemGenex Pharmaceuticals Limited announced a strategic restructuring based upon the demerger of its metabolic diseases assets by early December, pending shareholder approval. ChemGenex’s metabolic diseases assets currently reside within the company’s wholly-owned subsidiary Autogen Research, which is to be renamed Verva Pharmaceuticals. Pending shareholder approval at the Annual General Meeting, scheduled to take place in Melbourne on November 28, Verva Pharmaceuticals will be demerged from ChemGenex. Verva Pharmaceuticals then intends to merge with Adipogen Pharmaceuticals, pursuant to a merger implementation agreement signed on October 29, 2007. Upon shareholder approval, ChemGenex shareholders will receive one share in Verva Pharmaceuticals for every five ChemGenex Pharmaceuticals shares held at the record date. In accordance with ASX listing rules and the option agreements, existing ChemGenex option holders will not be allocated shares in Verva Pharmaceuticals unless options are exercised prior to the record date. After the record date the exercise price for each remaining ChemGenex option will be reduced by approximately 7 cents.

22. COMMITMENTS

(a)     Research expenditure commitments

Estimated research expenditure contracted for at reporting date, but not provided for, payable:

•   not later than one year- $5,097,818 (2006: $4,064,426)

•   later than one year and not later than two years- $1,100,189 (2006: $2,316,982)

•   later than two years and not later than three years- $30,166 (2006: $257,442)

A Controlled Entity, Autogen Research Pty Ltd has agreed to provide certain monies for research projects covering areas of diabetes, obesity, autoimmune disorders and depression and anxiety with the object of long term commercialisation. Research agreements have been undertaken with Deakin University, Southwest Foundation and The International Diabetes Institute. These agreements expire during 2007 and negotiations to continue the agreements for under similar terms are continuing.

Autogen Research Pty Ltd has the option to continue funding these research agreements subject to annual reviews which are dependent upon research milestones being met. Autogen Research Pty Ltd has the right to benefit from the commercialisation of any resulting products.

A Controlled Entity, Chemgenex Pharmaceuticals Inc. has appointed Premier Research Plc. as the Clinical Research Organisation for the Ceflatonin Stage 2/3 Clinical Trials for CML patients. Patients recruited for Clinical Trials are guaranteed a level of treatment beyond the trial period. Commitments for later than one year and less than five years are based estimates of patient numbers and future treatments required.

(b) Operating lease commitments

Estimated operating lease commitments at June 30, 2007:

•   not later than one year- $29,903 (2006: $39,606)

ChemGenex Pharmaceuticals, Inc. leases approximately 2,400 square feet of corporate office space in Menlo Park, California and also subleases approximately 500 square feet of laboratory space under separate agreements that expire on December 31, 2007. The Company is negotiating arrangements for the lease of premises after December 31, 2007.

As at June 30, 2007, the company also leased office premises from Deakin University under a lease agreement that expires on December 31, 2007.

23. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Key Management Personnel

(i) Directors

J.B.L. Heading	Chairman (non-executive)
Dr. G.R. Collier	Director and Chief Executive Officer
K.J. Dart	Director (non-executive) (Resigned February 8, 2007)
R.V. Byrne	Director (non-executive) (Resigned February 8, 2007)
E.J. Schnee	Director (non-executive)
Dr. D.M. Brown	Director (executive)
P.O. Burns	Director (non-executive)
P.J. Bradfield	Director (non-executive) (Resigned February 8, 2007)
Dr. D Wade	Director (non-executive) (Appointed December 5, 2006 and resigned February 8, 2007)
Dr. G.E.D. Brooke	Director (non-executive) (Appointed February 8, 2007)
D.S. Janney	Director (non-executive) (Appointed February 8, 2007)
Dr. G Morstyn	Director (non-executive) (Appointed May 31, 2007)

(ii) Executives

Dr. J. Campbell	Vice President of Operations
E. Merrigan	Chief Financial Officer and Company Secretary
T. Herbert	Senior Director of Finance
S. Michaels	Senior Director of Discovery Research
E. Humphriss	Senior Director of clinical affairs

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

(ii) Compensation for Key Management Personnel

	Short-term
			Non	Post Employment		Share Based
		Cash	Monetary	Super-	Retirement	Payments
Directors	Salary & Fees	Bonus	Benefits	annuation	Benefits	Options	Total
	$	$	$	$	$	$	$

J.B.L. Heading
2007	70,849	—	—	—	—	—	70,849
2006	70,532	—	—	—	—	—	70,532
2005	65,000	—	—	—	—	—	65,000
Dr. G. R. Collier
2007	383,764	—	20,203	28,355	—	101,016	533,338
2006	379,097	—	20,628	27,973	—	273,774	701,472
2005	414,882	—	3,834	38,702	—	278,104	735,522
K.J. Dart
2007	30,342	—	—	2,731	—	—	33,073
2006	50,000	—	—	4,500	—	—	54,500
2005	50,000	—	—	4,500	—	—	54,500
R.V. Byrne
2007	30,342	—	—	2,731	—	—	33,073
2006	50,000	—	—	4,500	—	—	54,500
2005	50,000	—	—	4,500	—	—	54,500
E.J. Schnee
2007	54,500	—	—	—	—	—	54,500
2006	54,500	—	—	—	—	—	54,500
2005	50,000	—	—	—	—	—	50,000
Dr. D.M. Brown
2007	317,864	—	39,831	—	—	—	357,695
2006	272,720	—	36,817	—	—	—	309,537
2005	265,516	—	18,666	—	—	—	284,182
P.O. Burns
2007	54,500	—	—	—	—	—	54,500
2006	50,215	—	—	—	—	—	50,215
2005	—	—	—	—	—	—	—
P.J. Bradfield
2007	30,340	—	—	2,731	—	—	33,071
2006	45,833	—	—	4,125	—	—	49,958
2005	—	—	—	—	—	—	—
Dr. D Wade
2007	9,040	—	—	814	—	—	9,854
2006	—	—	—	—	—	—	—
2005	—	—	—	—	—	—	—
Dr. G.E.D. Brooke
2007	22,708	—	—	—	—	—	22,708
2006	—	—	—	—	—	—	—
2005	—	—	—	—	—	—	—
D.S. Janney
2007	22,708	—	—	—	—	—	22,708
2006	—	—	—	—	—	—	—
2005	—	—	—	—	—	—	—
Dr. G Morstyn
2007	4,167	—	—	375	—	—	4,542
2006	—	—	—	—	—	—	—
2005	—	—	—	—	—	—	—

Executives

Dr. J. Campbell
2007	179,663	—	—	16,170	—	—	195,833
2006	160,550	—	—	14,449	—	69,769	244,768
2005	159,223	—	—	14,330	—	40,000	213,553
T. Herbert
2007	209,790	—	16,058	—	—	—	225,849
2006	202,966	—	13,407	—	—	—	216,373
2005	199,137	—	10,295	—	—	—	209,432
E. Merrigan
2007	108,750	—	—	32,700	—	—	141,450
2006	120,000	—	—	10,800	—	26,163	156,963
2005	94,154	—	—	8,425	—	10,000	112,579
S. Michaels
2007	127,146	—	27,522	—	—	—	154,668
2006	124,078	—	24,442	—	—	—	148,520
2005	119,482	—	9,140	—	—	—	128,622
E. Humphriss
2007	101,399	—	12,202	—	—	—	113,601
2006	—	—	—	—	—	—	—
2005	—	—	—	—	—	—	—
Total
2007	1,757,872	—	115,816	86,607	—	101,016	2,006,311
2006	1,580,492	—	95,294	66,348	—	369,706	2,111,838
2005	1,467,394	—	41,935	70,457	—	328,104	1,907,890

(iii) Compensation by Category:  Key Management Personnel

	2007	2006	2005
	$	$	$
Short-term	1,873,688	1,675,786	1,509,329
Post employment	86,607	66,348	70,457
Share-based payment	101,016	369,706	328,104
	2,061,311	2,111,840	1,907,890

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
2007 Directors & Executives
Nil options issued

2006 Directors
Nil options issued

					Terms & Conditions for Each Grant
	Vested Number	Granted Number	Grant date	Fair Value per option at grant date	Exercise Price per share	First Exercise Date	Expiry Date
				($)	($)
2006 Executives
Dr. J. Campbell	200,000	200,000	Sept. 23, 2005	0.35	0.43	Sept. 23, 2005	Mar. 24, 2010
E. Merrigan	75,000	75,000	Sept. 23, 2005	0.35	0.43	Sept. 23, 2005	Mar. 24, 2010

Total	275,000	275,000

2005 Directors
Nil options issued

Executives
Dr. J. Campbell	100,000	100,000	Dec. 21, 2004	0.40	0.43	Dec. 21, 2004	Mar. 24, 2010
E. Merrigan	25,000	25,000	Dec. 21, 2004	0.40	0.43	Dec. 21, 2004	Mar. 24, 2010

Total	125,000	125,000

(d) Shares issued on exercise of remuneration options

400,000 shares were issued to either Greg Collier or related parties of Greg Collier on the exercise of remuneration options in 2007. No shares were issued to directors or executives on the exercise of remuneration options in 2006 or 2005.

(e) Option holdings of Key Management Personnel

	Balance at	Granted as			Balance at
	beginning	Remuner-			end of	Vested at June 30, 2007
	of period	ation	Options	Net Change	period		Not
June 30, 2007	July 1, 2006	#	Exercised	Other	June 30, 2007	Total	exercisable	Exercisable

Directors
J.B.L. Heading	—	—	—	3,333	3,333	3,333	—	3,333
Dr. G.R. Collier	3,800,000	—	(400,000)	—	3,400,000	2,400,000	200,000	2,200,000
K.J. Dart	7,399,324	—	—	(7,399,324)	—	—	—	—
R.V. Byrne	—	—	—	—	—	—	—	—
E.J. Schnee	4,439,308	—	—	—	4,439,308	4,439,308	—	4,439,308
Dr. D.M. Brown	—	—	—	—	—	—	—	—
P.O. Burns	—	—	—	—	—	—	—	—
P.J. Bradfield	—	—	—	—	—	—	—	—
Dr D. Wade	—	—	—	—	—	—	—	—
Dr G.E.D. Brooke	—	—	—	2,736,065	2,736,065	2,736,065	—	2,736,065
D.S. Janney	—	—	—	6,088,053	6,088,053	6,088,053	—	6,088,053
Dr G. Morstyn	—	—	—	—	—	—	—	—
Executives
Dr. J. Campbell	385,000	—	—	167	385,167	385,167	—	385,167
E. Humphriss	—	—	—	—	—	—	—	—
E. Merrigan	100,000	—	—	1,667-	101,667	101,667	—	101,667
T. Herbert	—	—	—	—	—	—	—	—
S. Michaels	—	—	—	—	—	—	—	—
Total	16,123,632	—	(400,000)	1,429,961	17,153,593	16,153,593	200,000	15,953,593

#  Includes forfeits and offers  to employees under the ESOP to June 30, 2007

Net Change Other includes-

Listed options issued as part of the April 2007 Rights Issue to all eligible shareholders including B. Heading, Dr. J. Campbell and E. Merrigan.

K.J. Dart resigned as a director on February 8, 2007 and the options he controlled have been deducted from the total for the year ended June 30, 2007  D.S. Janney and Dr. G.E.D. Brooke became directors on February 8, 2007 and the options held by entities in which they hold directorships are added to the total for the year ended June 30, 2007.

	Balance at	Granted as			Balance at
	beginning	Remuner-			end of	Vested at June 30, 2006
	of period	ation	Options	Net Change	period		Not
June 30, 2006	July 1, 2005	#	Exercised	Other	June 30, 2006	Total	exercisable	Exercisable

Directors
J.B.L. Heading	—	—	—	—	—	—	—	—
Dr. G.R. Collier	3,800,000	—	—	—	3,800,000	2,800,000	200,000	2,600,000
K.J. Dart	7,399,324	—	—	—	7,399,324	7,399,324	—	7,399,324
R.V. Byrne	—	—	—	—	—	—	—	—
E.J. Schnee	4,439,308	—	—	—	4,439,308	4,439,308	—	4,439,308
Dr. D.M. Brown	—	—	—	—	—	—	—	—
P.O. Burns	—	—	—	—	—	—	—	—
P.J. Bradfield	—	—	—	—	—	—	—	—

	Balance at	Granted as			Balance at
	beginning	Remuner-			end of	Vested at June 30, 2006
	of period	ation	Options	Net Change	period		Not
June 30, 2006	July 1, 2005	#	Exercised	Other	June 30, 2006	Total	exercisable	Exercisable

Executives
Dr. J. Campbell	185,000	200,000	—	—	385,000	385,000	—	385,000
E. Humphriss	—	—	—	—	—	—	—	—
E. Merrigan	25,000	75,000	—	—	100,000	100,000	—	100,000
T. Herbert	—	—	—	—	—	—	—	—
S. Michaels	—	—	—	—	—	—	—	—

Total	15,848,632	275,000	—	—	16,123,632	15,123,132	200,000	14,923,632

#  Includes forfeits and offers  to employees under the ESOP to June 30, 2006

	Balance at	Granted as			Balance at
	beginning	Remuner-			end of	Vested at June 30, 2005
	of period	ation	Options	Net Change	period		Not
June 30, 2005	July 1, 2004	#	Exercised	Other	June 30, 2005	Total	exercisable	Exercisable

Directors
J.B.L. Heading	—	—	—	—	—	—	—	—
Dr. G.R. Collier	3,800,000	—	—	—	3,800,000	1,800,000	200,000	1,600,000
K.J. Dart	7,399,324	—	—	—	7,399,324	7,399,324	—	7,399,324
R.V. Byrne	—	—	—	—	—	—	—	—
E.J. Schnee	4,439,308	—	—	—	4,439,308	4,439,308	—	4,439,308
Dr. D.M. Brown	—	—	—	—	—	—	—	—
Executives
Dr. J. Campbell	85,000	100,000	—	—	185,000	185,000	—	185,000
H. Pedersen	—	—	—	—	—	—	—	—
E. Merrigan	—	25,000	—	—	25,000	25,000	—	25,000
T. Herbert	—	—	—	—	—	—	—	—
S. Michaels	—	—	—	—	—	—	—	—

Total	15,723,632	125,000	—	—	15,848,632	13,848,632	200,000	13,648,632

#  Includes forfeits and offers  to employees under the ESOP to June 30, 2005

(f) Shareholdings of Key Management Personnel

	Balance July 1, 2006	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance June 30, 2007
June 30, 2007	Ord	Ord.	Ord	Ord	Ord
Directors
J.B.L. Heading	100,000	—	—	10,000	110,000
Dr. G.R. Collier	—	—	400,000	(400,000)	—
K.J. Dart @	28,259,247	—	—	(28,259,247)	—
R.V. Byrne	—	—	—	—	—
E.J. Schnee	18,833,750	—	—	—	18,833,750
Dr. D.M. Brown	14,398,297	—	—	(521,745)	13,876,552
P.O. Burns	—	—	—	—	—
P.J. Bradfield	—	—	—	—	—
Dr D. Wade	—	—	—	—	—
Dr G.E.D. Brooke	—	—	—	16,629,765	16,629,765
D.S. Janney	—	—	—	37,009,671	37,009,671
Dr G Morstyn	—	—	—	—	—
Executives
Dr. J. Campbell	5,000	—	—	500	5,500
E. Humphriss	—	—	—	—	—
E. Merrigan	50,000	—	—	5,000	55,000
T. Herbert	760,027	—	—	—	760,027
S. Michaels	760,027	—	—	—	760,027
Total	63,166,348	—	—	24,873,944	88,040,292

Net Change Other includes-

 Shares issued as part of the April 2007 Rights Issue to all eligible shareholders including B. Heading, Dr. J. Campbell and E. Merrigan.

During the year ended June 30, 2007 Dr. D. Brown sold 521,745 ordinary shares in the market. These sales were disclosed to the ASX in accordance with the Listing Rules.

K.J. Dart resigned as a director on February 8, 2007 and the shares he controlled have been deducted from the total for the year ended June 30, 2007. D.S. Janney and Dr G.E.D .Brooke became directors on February 8, 2007 and the shares held by entities in which they hold directorships are added to the total for the year ended June 30, 2007.

	Balance July 1, 2005	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance June 30, 2006
June 30, 2006	Ord	Ord.	Ord	Ord	Ord
Directors
J.B.L. Heading	100,000	—	—	—	100,000
Dr. G.R. Collier	—	—	—	—	—
K.J. Dart	23,159,247	—	—	5,100,000	28,259,247
R.V. Byrne	—	—	—	—	—
E.J. Schnee	9,833,750	—	—	9,000,000	18,833,750
Dr. D.M. Brown	14,398,297	—	—	—	14,398,297
P.O. Burns	—	—	—	—	—
P.J. Bradfield	—	—	—	—	—
Executives
Dr. J. Campbell	5,000	—	—	—	5,000
E. Humphriss	—	—	—	—	—
E. Merrigan	25,000	—	—	25,000	50,000
T. Herbert	760,027	—	—	—	760,027
S. Michaels	760,027	—	—	—	760,027
Total	49,041,348	—	—	14,125,000	63,166,348

	Balance July 1, 2004	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance June 30, 2005
June 30, 2005	Ord	Ord.	Ord	Ord	Ord
Directors
J.B.L. Heading	100,000	—	—	—	100,000
Dr. G.R. Collier	—	—	—	—	—
K.J. Dart	19,864,347	—	—	3,294,900	23,159,247
R.V. Byrne	—	—	—	—	—
E.J. Schnee	5,748,750	—	—	4,085,000	9,833,750
Dr. D.M. Brown	14,398,297	—	—	—	14,398,297
Executives
Dr. J. Campbell	5,000	—	—	—	5,000
E. Humphriss	—	—	—	—	—
E. Merrigan	—	—	—	25,000	25,000
T. Herbert	760,027	—	—	—	760,027
S. Michaels	760,027	—	—	—	760,027
Total	41,636,448	—	—	7,404,900	49,041,348

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

Dr Greg Collier (who was not a director at the time of the grants) received 100,000 options under the ESOP in financial years 2000 and 2001 and, as a result, was given a loan to fund the issue price of these options. Subsequent to the date of these option grants the terms and conditions of the “off balance sheet” loans have not been changed, no repayments have been made and the balance of $96,820 is outstanding at June 30, 2007. Interest not charged for the year ended June 30, 2007 of $3,834 has been included in Note 23(b)(ii) as a non-monetary benefit. (2006: $3,834)

Neither the loans nor equity items relating to these options are included in the company’s financial statements as share price hurdle rates associated with these options have not been achieved.

There are no other loans to specified directors and specified executives and there have been no other loans made to or repaid by specified directors and specified executives during the years ended June 30, 2007 and 2006.

(h) Employment contracts

The CEO, Dr Greg Collier, is employed under contract. The current employment contract commenced on July 1, 2007 and terminates on June 30, 2012, at which time the company may choose to commence negotiation to enter into a new employment contract with Dr Collier. Under the terms of the present contract:-

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

24. AUDITORS’ REMUNERATION

JUNE 30	2007	2006	2005
	$	$	$
Amounts paid or payable to Ernst & Young Australia for:
— an audit or review of the financial report of the entity and any other entity in the consolidated entity	269,435	212,325	93,250
— other services in relation to the entity and any other entity in the consolidated entity	—	—	17,709
— tax advice	—	—	12,000
	269,435	212,325	122,959
Amounts paid or payable to Deloitte Touche Tohmatsu for initial SEC registration form 20—F and 2005 SEC Annual Report 20—F
— an audit or review of the financial report of the entity and any other entity in the consolidated entity	—	—	497,804
— other services in relation to the entity and any other entity in the consolidated entity	—	—	—
— tax advice	—	—	—
	—	—	497,804

25. RELATED PARTY DISCLOSURES

Revenues

Mr E. J. Schnee, a director of Chemgenex Pharmaceuticals Limited is also a director of Merck Santé which holds 18,793,750 shares and 4,439,308 options in the company. Merck Santé is party to research and commercialisation agreements with the company’s 100% owned subsidiary Autogen Research Pty Limited. Under these agreements Merck Santé provided research revenue of $331,377 and patent reimbursement of $Nil to Autogen Research Pty Ltd. during the year ended June 30, 2007. (2006: $1,436,053 and $230,223, and 2005: $2,533,113 and $104,085)

Expenses

During the year ended June 30, 2007 legal services to the value of $93,282 (2006: $52,337; 2005: $52,934) were provided by McCullough Robertson solicitors, a legal firm of which Mr J.B.L. Heading, a director of Chemgenex Pharmaceuticals Limited, is a partner. $62,872 of the 2007 amount was charged to Contributed Equity for costs associated with the February prospectus and rights issue (2006and 2005: Nil)

Mr. J.B.L. Heading is also a director of two companies that are the joint holders of 5% of the shares of Global Markets Capital Group LLC that has provided advisory and consulting services to the company to the value of $200,483 (including share—based compensation of $165,924) during the year ended June 30, 2007 (2006: $53,751 and $Nil; 2005: $65,214 and $Nil). Mr Heading has no beneficial interest in these shareholders.

Mr K.J. Dart a former director of Chemgenex Pharmaceuticals Limited, was also a director and shareholder of Charter Pacific Corporation Limited. Charter Pacific Corporation Limited is a significant shareholder of Global Markets Capital Group LLC that has provided advisory and consulting services to the company to the value of $200,483 (including share-based compensation of $165,924) during the year ended June 30, 2007 (2006: $53,751 and $Nil; 2005: $65,214 and $Nil ).

Assets

As at June 30, 2007 and 2006 no related parties had funds owing to Chemgenex Pharmaceuticals Limited as Trade receivables.

Liabilities

Included in Trade and other payables as at June 30, 2007 was an amount of $ 4,494 owing to McCullough Robertson on normal commercial terms.

25. RELATED PARTY DISCLOSURES (cont)

Included in Trade and other payables as at June 30, 2006 was an amount of $4,168 owing to McCullough Robertson on normal commercial terms.

Deferred revenue

Included in Deferred revenue as at June 30, 2007 was an amount of $165,688 which had been received from Merck Santé for which services contracted had not been provided at that time. (2006: $177,442).

Amounts recognised at the reporting date as related party transactions

	2007	2006	2005
	$	$	$
Assets and Liabilities
Assets
Trade receivables	—	—

Total Assets	—	—

Liabilities
Trade creditors	4,494	4,168
Deferred revenue	165,688	177,422
Total Liabilities	170,162	181,590

Revenues and Expenses
Revenues
Research Revenue	331,377	1,436,053	2,533,113
Patent reimbursements	—	230,223	104,085
Total Revenues	331,377	1,666,273	2,637,198

Expenses
Legal services provided	93,282	52,337	52,934
Advisory and consulting services provided	458,515	53,751	65,214
Total Expenses	551,797	106,088	118,148

26. RECONCILIATION TO US GAAP

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

Reconciliation of net loss

The following is a reconciliation of net loss as reported in the Consolidated Income Statements under AIFRS to the net loss as adjusted for the effects of the application of US GAAP for the years ended June 30, 2007, 2006 and 2005.

Years Ended June 30,		2007	2006	2005
		$	$	$
Net loss in accordance with AIFRS		(11,700,919)	(10,369,719)	(6,235,183)
US GAAP adjustments
Share-based compensation expenses	(a)
- AIFRS expense		436,477	839,456	422,105
- US GAAP expenses		(436,477)	(839,456)	(101,100)
Marketable securities	(d)	—	(74,631)	(275,182)
Deferred tax effect of US GAAP adjustments	(e)	—	—	—
Net loss in accordance with US GAAP		(11,700,919)	(10,444,350)	(6,189,360)

Loss per share in accordance with US GAAP:
Basic and diluted		$(0.07)	$(0.09)	$(0.06)
Weighted average shares - basic and diluted		162,281,115	117,647,158	105,707,630

Reconciliation of total equity

The following is a reconciliation of the total equity as reported in the Consolidated Balance Sheets under AIFRS to total equity as adjusted for the effects of the application of US GAAP as of June 30, 2007, 2006 and 2005.

June 30,		2007	2006	2005
		$	$	$
Total equity in accordance with AIFRS		39,869,598	31,004,909	25,235,448
US GAAP adjustments
Fair value of shares issued as consideration	(b)	(392,000)	(392,000)	(392,000)
In-process research and development	(c)	(16,570,561)	(16,570,561)	(16,570,561)
Reversal of amortisation of goodwill	(c)	30,811)	30,811	30,811
Marketable securities	(d)	—	—	74,631
Deferred tax effect of US GAAP adjustments	(e)	—	—	—
Total equity in accordance with US GAAP		22,937,848	14,073,159	8,378,329

Roll forward analysis of total equity under US GAAP

Years Ended June 30,		2007	2006	2005
		$	$	$
Balance in accordance with US GAAP, beginning of year		14,073,159	8,378,329	131,081
Issue of shares, net of issue costs	18	20,880,445	15,299,724	14,335,508
Issue of options, net of forfeitures	(a)	436,477	839,456	101,100
Recognition of foreign currency translation reserve	18	(751,314)	—	—
Net loss in accordance with US GAAP		(11,700,919)	(10,444,350)	(6,189,360)
Balance in accordance with US GAAP, end of year		22,937,848	14,073,159	8,378,329

a) Share-based compensation

As disclosed in Notes 14 and 17 to the consolidated financial statements, the Company issued share options to directors, employees and non-employees as an incentive for future performance or in consideration for services rendered.

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

SFAS 123R is consistent with share-based payments recognition under AASB 2, however, differences arise in terms of transition dates. This resulted in difference in compensation expense between AIFRS and US GAAP for the year ended June 30, 2005 by $321,005. There are no differences in share-based payment expense between US GAAP and AIFRS during the years ended June 30, 2006 and 2007.

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

Net Loss, as reported	(6,189,360)
Share-based employee compensation expense under APB 25	101,100
Share-based employee compensation expense determined under fair value-based method	(422,105)
Net loss according to US GAAP – pro forma	(6,510,365)

Net loss per share
Basic- as reported	($0.06)
Basic- pro forma	($0.06)

Diluted- as reported	($0.06)
Diluted- pro forma	($0.06)

- Options issued to non-employees

Under US GAAP, the Company accounts for share-based compensation to non-employees in accordance with SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”  Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options as of the measurement date, using the Black-Scholes model, and recognised the compensation cost over the period in which the options vest.

Employee Share Option Plan (ESOP)

	2007	2006	2005
	$	$	$
Total grant-date intrinsic value of options exercised	5,600	—	1,050
Total grant-date fair value of options issued	498,000	193,270	144,000
Total grant-date fair value of options vested	498,000	193,270	144,000
Aggregate intrinsic value of options:
Outstanding at end of year	352,800	254,900	356,500
Exercisable at end of year	112,800	114,900	116,500

Options issued to Global Markets Capital Group LLC.

An amount of $165,924 was included in general and administrative expense for the year ended June 30, 2007 for options, which were issued to GMCG and which vested immediately.

Options Approved by Resolution of Shareholders

Options issued to Dr Greg Collier

The options issued to Dr. Greg Collier are subject to minimum service vesting condition of between two to four years and a market condition in the form of a target share price.

	2007	2006	2005
	$	$	$
Number of options outstanding at end of year	3,200,000	3,600,000	3,600,000
Weighted-average exercise price of options outstanding at end of year	0.50	0.48	0.48
Aggregate intrinsic value of options:
Outstanding at end of year	116,000	189,000	189,000
Exercisable at end of year	76,000	149,000	149,000
Weighed-average remaining contractual term of options outstanding at end of year	2.2	3.2	4.2

No options to Dr. Greg Collier were issued, cancelled or forfeited during the years ended June 30, 2007, 2006 and 2005.

400,000 options to Dr. Greg Collier were exercised during the year ended June 30, 2007. (2006 and 2005: Nil).

Following is a summary of non-vested options to Dr Greg Collier and the weighted-average grant-date fair value (WAFV):

	2007		2006		2005
	Number	WAFV	Number	WAFV	Number	WAFV
Balance at beginning of year	1,000,000	$0.35	1,000,000	$0.35	2,000,000	$0.35
Vested during the year	—	$0.0	—	$0.0	(1,000,000)	$0.35
Balance at end of year	1,000,000	$0.35	1,000,000	$0.35	1,000,000	$0.35

The total grant-date fair value of options vested during the year ended June 30, 2007 and 2006 was nil (2005 $351,289).

As of June 30, 2007, there was approximately $42,825 of unrecognized compensation expense related to these non-vested share-based payments. This cost is expected to be recognized in the year ending June 30, 2008.

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

During the year ended June 30, 2005, a decline in market value, judged to be other than temporary occurred and resulted in a reduction in the carrying value of the investment. During the year ended June 30, 2006, a further decline in market value, judged to be other than temporary, occurred such that investment was deemed by management to have no ongoing carrying value. As a result the value of the investment was totally written off under US GAAP as at June 30, 2006.

e) Deferred tax effect of US GAAP adjustments

The deferred tax effect of US GAAP adjustments is nil because it is more likely than not that the net deferred tax asset will not be realized and, accordingly, the Company has recorded a 100% valuation allowance against the net deferred tax assets.

Income Tax and Deferred Tax Supplement Disclosures.

Loss before income taxes for the years ended June 30, 2007, 2006 and 2005 was realized in the following jurisdictions:

	2007	2006	2005
Australia Operating Loss	(11,598,108)	(6,031,234)	(4,337,743)
USA Operating Profit/(Loss)	218,693	(4,283,955)	(1,893,484)
USA Profit on transfer of Intellectual Property	—	13,471,642	—
USA Profit from Research Agreement	5,556,487	—	—
Consolidated Exchange Loss	—	(54,530)	(3,955)
Elimination of Internal USA Profit	(5,566,487)	(13,471,642)	—
Loss before income taxes	(11,379,415)	(10,369,719)	(6,235,182)

At June 30, 2007, deferred income tax relates to the following:

	2007	2006	2005
Deferred tax assets
Current deferred tax asset
Sundry creditors and accruals	13,500	39,986	132,695
Employee benefits	52,513	25,187	35,805
Non-current deferred tax asset
Sec 40-880 costs	86,085	196,022	—
Capital Losses available for offset against future capital gains	436,439	436,439	436,439
Losses available for offset against future taxable income*	17,462,021	13,878,135	15,123,323
Gross deferred tax assets	18,050,558	14,575,769	15,123,323
Valuation allowance	(18,050,558)	(14,575,769)	(15,123,323)
Net deferred tax asset assets	—	—	—

Deferred tax assets relating to tax losses

At June 30, 2007, the Company had net operating tax loss carry-forwards generated in Australia which are indefinite as to use unless it is unable to comply with the recognition criteria for carrying forward tax losses under Australian taxation laws. The net operating tax loss carry-forwards generated in the USA are available indefinitely subject to existing and future US tax regulations.

At June 30, 2007, the Company also has capital losses that arose in predominately 2002 of $436,439 and are available indefinitely for offset against future capital gains of a similar nature subject to continuing to meet relevant statutory tests.

At June 30, 2007, the Company has unrealized capital losses of $1,084,488 in respect of “held for sale” marketable securities. The unrealized capital losses incurred in respect of such securities shall be available to offset against other capital gains derived by the Australian group once the securities have physically been disposed of / sold. Further, any future capital losses incurred in respect of the marketable securities will be available indefinitely for offset against future capital gains of a similar nature subject to continuing to meet the relevant statutory tests.

As a result of the above tax loss carry-forwards, the Company has significant potential deferred tax assets. However due to the Company’s lack of earnings history, realization of these deferred tax assets is not more likely than not, therefore, the deferred tax assets have been fully offset by a valuation allowance.

The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to $3,474,789, ($547,554) and $1,498,362 for the years ended June 30, 2007, 2006 and 2005 respectively.

Operating losses noted above in 2007 and 2006 relate to expenditure on research projects and general company administration costs. In 2006 the US subsidiary recorded a profit of AUD13,471,642 on the sale of IP relating to the anti-cancer compound Ceflatonin to the parent company. As the sale is between consolidated entities, this transaction is eliminated for financial reporting purposes. However, as the intellectual property was transferred across tax jurisdictions, a taxable gain is recognized within the U.S. tax group which was substantially offset with available tax losses. Due to uncertainties regarding the commercialization of the Company’s intellectual property, the Company has recognized a full provision related to the realization of the underlying tax asset through income tax expense. This transaction resulted in the recognition of $321,504 of income tax expense in 2007 representing the amount of income tax paid in the U.S. to tax authorities.

Refer to Note 5 for the reconciliation of income tax expense applicable to accounting profit before income tax and income tax expense for the years ended June 30, 2007, 2006 and 2005.

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

g) Recently Issued but not yet adopted Accounting Pronouncements

The following accounting pronouncements have been issued but have not yet been adopted by ChemGenex Pharmaceuticals Limited as at June 30, 2007-

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

Accounting for Research and Development Costs

In June 2007, the Financial Accounting Standards Board (“FASB”) considered the Emerging Issues Task Force (“EITF”) review of FASB Statement No. 2 Accounting for Research and development Costs. The Task Force reached a consensus that nonrefundable advance payments for future research and development activities should be deferred and capitalized.  Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed.  Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered.  If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. The consensus in this Issue should be effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years.  Entities should report the effects of applying the [consensus] in this Issue as a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption.  An entity should disclose the cumulative effect of the change on retained earnings or on other components of equity or net assets in the statement of financial position.  Earlier application is not permitted. The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2008 and does not believe the adoption of EITF 07-3 will have a material effect on the consolidated financial statements.

Fair Value Measurements

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2008 and does not believe the adoption of FAS 159 will have a material effect on the consolidated financial statements.