Form 20-F
period 2008-06-30
CHEMGENEX PHARMACEUTICALS LTD
filed 2008-12-30
CIK 1175965

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2008

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

Eric Merrigan

Level 4, 199 Moorabool Street

Geelong

Victoria 3220 Australia

Telephone number: 011-613-5223-9903

rmerrigan@chemgenex.com
(Name, Telephone, E-mail and Address of Company Contact Person)

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

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of June 30, 2008:

187,112,274 ordinary shares without par value

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

Large accelerated filer	No

Accelerated filer	Yes

Non-accelerated filer	No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

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

i

ii

GLOSSARY

AML                                                                Acute Myelogenous Leukemia is a malignant cancer of the myeloid line of white blood cells, characterized by the rapid proliferation of abnormal cells that accumulate in the bone marrow and interfere with the production of normal blood cells. AML is the most common acute leukemia affecting adults with an estimated 30,000 new cases per year in the developed world. The incidence of AML is increasing with increased life expectancy and ageing of the general population.

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

PRESENTATION OF FINANCIAL INFORMATION; AVAILABLE INFORMATION

The Company’s fiscal year ends on June 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.  The Company prepares annual reports (including this annual Report on Form 20-F) containing consolidated financial statements and an opinion thereon by an independent registered public accounting firm. Such financial statements comply with Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company also prepares half-yearly reports prepared in conformity with IFRS, which contain interim condensed consolidated financial information that are subjected to a review by an independent registered public accounting firm.

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

The following selected financial data for the four years ended June 30, 2008 is derived from the audited consolidated financial statements of ChemGenex Pharmaceuticals Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”), which became effective for our company as of our fiscal year ended June 30, 2006.

Under IFRS 1, “First-time Adoption of International Financial Reporting Standards,” or IFRS 1, a company adopting IFRS for the first time is required to adopt accounting policies that comply with IFRS and related interpretations that are in effect at the reporting date of its first annual financial statements prepared in accordance with IFRS, in our case June 30, 2006.  IFRS 1 also requires that those policies be applied as of the date of transition to IFRS, in our case July 1, 2004, and consistently throughout all periods presented in the first annual financial statements prepared in accordance with IFRS.  However, the Company was not required to recast its financial statements prior to July 1, 2004 in accordance with IFRS, and is therefore unable to provide the selected data for the year ended June 30, 2004 prepared in accordance with IFRS.  Accordingly, IFRS selected data for the 2004 financial year has been removed.  Our consolidated financial statements appearing in this report comply with both the IFRS as issued by International Accounting Standards Board and Australian equivalents to International Financial Reporting Standards, or A-IFRS.

The balance sheet data as of June 30, 2008 and 2007 and the income statement data for fiscal years 2008, 2007 and 2006 are derived from our audited consolidated financial statements included in this annual report.  Balance sheet data as of June 30, 2006 and 2005 and income statement data for the 2005 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30 as noted.

Consolidated Income Statement Data in Accordance with IFRS:

A$ , except per share data	2008	2007	2006	2005
Revenues from ordinary activities	2,703,774	1,677,733	241,634	463,889

Research expenditure	(9,233,641)	(4,320,602)	(3,325,103)	(556,289)
Employee costs	(7,298,615)	(2,517,915)	(2,710,341)	(2,631,862)
Patent costs	(406,783)	(310,189)	(232,433)	(49,574)
Legal costs	(210,971)	(66,434)	(114,416)	(105,945)
Depreciation	(113,773)	(271,344)	(272,198)	(269,937)
Travel Expenses	(445,706)	(101,409)	(152,751)	(108,800)
Accounting and audit expenses	(568,228)	(298,526)	(380,259)	(129,208)
Other expenses from ordinary activities(a)	(1,790,230)	(1,967,094)	(892,857)	(1,607,805)
Loss from continued operations	(17,364,173)	(8,175,780)	(7,838,724)	(4,955,531)
Profit/(Loss) from discontinued operations	10,944,247	(3,525,139)	(2,530,995)	(1,279,652)
Net loss	(6,419,926)	(11,700,919)	(10,369,719)	(6,235,183)

Basic and diluted loss per share (A$)	(0.03)	(0.07)	(0.09)	(0.06)
Basic and diluted loss per share (A$) for continuing operations	(0.09)	(0.05)	(0.07)	(0.05)
Basic and diluted weighted average number of shares(b)	186,802,718	162,281,115	117,647,158	105,707,630

Consolidated Balance Sheet Data in Accordance with IFRS:

A$	2008	2007	2006	2005
Cash assets	10,081,629	25,366,562	15,553,696	8,511,952
Plant and equipment, net	355,462	81,546	328,820	587,022
Total assets	27,944,777	42,761,109	32,965,251	26,575,624
Long-term debt	—	—	—	—
Total liabilities	3,435,411	2,891,511	1,960,342	1,340,176
Net assets	24,509,366	39,869,598	31,004,909	25,235,448
Accumulated deficit	(99,143,847)	(92,723,921)	(81,023,002)	(70,653,283)
Contributed equity	108,999,144	120,773,060	99,892,615	84,592,891
Reserves	14,654,069	11,820,459	12,135,296	11,295,840

(a)     Other expenses from continued ordinary activities comprise consulting and advisory costs, s, company taxation and outsourced employee costs.

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

Dividends

No dividend has been paid by the Company in the three fiscal years up to and including fiscal 2008.

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

Month	Month’s highest exchange rate	Month’s lowest exchange rate

November 2008	0.6960	0.6090

October 2008	0.7800	0.6080

September 2008	0.8509	0.7895

August 2008	0.9302	0.8567

July 2008	0.9779	0.9420

June 2008	0.9633	0.9343

Years ended June 30,	Average

2008	0.8985

2007	0.7865

2006	0.7475

2005	0.7535

2004	0.7134

As at December 12, 2008 the Australian dollar closed at US$0.6580

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

The Company has a history of operating losses and negative cash flow and may never become profitable

ChemGenex is a company that has a history of operating losses. These losses have arisen mainly from the costs incurred in research and development of its products and general administrative costs. For the year ended June 30, 2008, the Company’s net loss was A$6,419,926 and its accumulated deficit as of June 30, 2008 was A$99,143,847. The Company expects to continue to incur operating losses over the next two years and may never be profitable. To date, the Company has generated revenues through research and development funding from its partners, milestone payments and contract research. Based on anticipated cash flow requirements of the Company’s existing research and development activities, the directors consider that the Company will have sufficient funds to support existing operations to mid 2009. The Directors plan to continue the Company’s and the consolidated entity’s operations on the basis of the matters referred to above, and believe that future fund raising activities and the value of the Group’s existing net assets will generate sufficient funds for the Group to operate in its normal manner.

In order to support the research and development of the Company’s business, the Company plans to incur expenses in excess of revenue. The Company’s strategy is to utilize its understanding of the genetics of cancer and its expertise in medicinal chemistry to identify novel targets for therapeutic intervention and to develop personalized medicines in the field of cancer. The Company’s cancer program has led to the development of two therapeutic agents that are currently in clinical trial. The Company may not develop any products and any other products it may develop may not generate revenues.

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

If adequate funds are not available, the Company may have to significantly reduce its research and development programs or obtain funds through licensing and collaboration agreements at an earlier stage in the drugs’ development than the Company envisaged. If adequate funds are not available on acceptable terms, its ability to invest in the progress of its development programs and product portfolio will be materially and adversely affected, with the result that its prospects are less favorable.  ChemGenex had working capital of approximately A$7 million as at June 30, 2008 and raised a further A$12.9 million with the issue of 15,216,153 shares at A$0.85 cents each in September 23,2008. Based on the anticipated cash flow requirements of the Company’s existing research and development activities, the Board has concluded that these funds should be sufficient to support operations to mid calendar 2009. The Board remains confident that adequate funds to continue the Company’s operations will be raised from partnership agreements and/or equity placements as required in the future.

The Company anticipates a net loss in fiscal 2009.

If the Company is unable to retain and attract key employees, its scientific and management capabilities could be reduced.

The loss of key employees could weaken the Company’s scientific and management capabilities, resulting in delays in the development of its cancer clinical trials and broader research programs thus impacting negatively on the Company’s business. ChemGenex is significantly dependent on certain scientific and management personnel, including Dr. Gregory R. Collier, Dr. Dennis M. Brown, Dr. Adam R. Craig, Dr. James A. Campbell, Eric P. Merrigan, Tina Herbert, Luana Staiger and Eric Humphriss. Although the Company has entered into employment or consultancy arrangements with each of the Company’s key personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Companies such as ChemGenex are highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programs, collaborative relationships and strategic goals. The loss of these key employees and the Company’s inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Company because the Company’s scientific and management capabilities would be reduced.

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

In the field of cancer therapeutics the Company faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products. Several of these companies have products in the same indications or utilize similar technologies and/or personalized medicine techniques.  The FDA has approved two drugs for CML patients who are resistant to the therapy imatinib mesylate (Gleevec®); Sprycel® (dasatinib), a drug developed and commercialized by Bristol-Myers Squibb was approved in June 2006, and Nilotinib® (nilotinib) a drug developed and commercialized by Novartis was approved in October 2007. Significantly, neither Sprycel® nor Nilotinib® have demonstrated efficacy against the T315I Bcr-Abl mutation, and it is this sub-set of resistant CML patients that are being targeted by the Company for initial approval. Several biotechnology and pharmaceutical companies are seeking to develop effective therapeutics specifically for CML patients with the T315I mutation. Vertex Pharmaceuticals and its partner Merck are developing an aurora kinase inhibitor referred to as MK-0457 or VX-680. Phase 2 clinical trials for this agent were underway but were suspended in 2007. Nerviano Medical Sciences in collaboration with the U.S National Cancer Institute is conduction a small phase 2 study of the novel aurora kinase inhibitor PHA-739358. Astex Therapeutics is developing AT9283, an inhibitor of several targets including Bcr-Abl. This agent is currently in phase 1/2 clinical trials. Several companies have agents in phase 1 clinical trials, including Exelixis (XL228), Kyowa Hakko (KW2449) and Medimmune/Infinity Pharmaceuticals (IPI504).  Xanthus Pharmaceuticals is currently conducting a phase 3 study with amonafide malate (listed as an example product candidate – Refer Item 4B. Business Overview – ChemGenex’s development pipeline) in acute myeloid leukemia.  The previous list is indicative only, and there may be other competitive trials or technologies elsewhere in the world. Additionally, many of the Company’s competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than the Company does.

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

The Company’s business exposes it to potential product liability, professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products.  The Company in carrying out its activities will potentially face contractual and statutory claims, or other types of claims.  Consumers, healthcare producers or persons selling products based on the Company’s technology may be able to bring claims against the Company based on the use of such products in clinical trials and the sale of products based on the Company’s technology. The Company is insured for product liability with a policy covering US$10,000,000 to April 30, 2009 that covers bodily injury or property damage arising out of the Company’s products used in the regular course of the clinical trials. The Company also carries directors’ and officers’ liability policies in the U.S. and Australia, with coverage of US$10,000,000, and customary employer’s liability, fiduciary liability and property insurance coverages in amounts that are considered usual for similarly situated companies. Product liability or any future necessary insurance cover may not be available to the Company at an acceptable cost, if at all, and if there is any claim, the level of the insurance the Company carries now or in the future may not be adequate. Similarly, a product liability, professional indemnity or other claim may materially and adversely affect the Company’s liquidity or its ability to continue to progress its product development. In addition, it may be necessary for the Company to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Company’s insurance coverage may not be adequate.

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

ITEM 4.                                       INFORMATION ON THE COMPANY

A.            History and development of the Company

The Company was founded in September 1958 as N & B Finance and Development Corporation. It was renamed the Kingsway Finance Group in August 1964 and then became Australia Wide Industries Limited in May 1986. Australia Wide Industries Limited listed on the Australian Stock Exchange (“ASX”) in July 1986 and operated for ten years as a listed mining and exploration company (ASX: AWI). The Company commenced biotechnology activities in July 1996 and changed its name to Autogen Limited (ASX: AGT) in May 1999. Autogen Limited, in turn, changed its name to AGT Biosciences Limited in March 2003 and then to ChemGenex Pharmaceuticals Limited (ASX: CXS) in June 2004. Biotechnology remains the focus of the Company’s activities. The Company’s Australian Business Number (ABN) is 79 000 248 304. It operates pursuant to its constitution, the Australian Corporations Act 2001, other legislation in Australia and the U.S., and the rules of the ASX.  The Company’s registered office is C/- LBW Chartered Accountants, Suite 3 Level 2, 10 Moorabool Street, Geelong, Victoria 3220 Australia.  Its principal administration office is Level 4, 299 Moorabool Street, Geelong, Victoria 3220 Australia.  Its telephone number is +613-5223-9900.  The Company’s website address is www.chemgenex.com.  Information on the Company’s website and websites linked to it does not constitute part of this Annual Report.

The Company in its present form is the result of the merger of AGT Biosciences Limited and ChemGenex Therapeutics, Inc. which was approved by shareholders in the General Meeting on June 21, 2004 and concluded on the same date. Following approval by shareholders at the Annual General Meeting on November 28, 2007 ChemGenex spun out its Australian based operations in the fields of metabolic syndrome ( obesity and diabetes) and depression in December 2007. ChemGenex is now a genomics-driven pharmaceutical development company dedicated to improving the lives of patients by developing novel personalized cancer therapeutics. The Company has two molecules in Phase 2 clinical trials in the U.S. and has a pipeline of pre-clinical anti-cancer compounds in development. Details of the financial impact of the discontinued metabolic syndrome activities on operations are provided in Note 4 of the attached financial statements.

The Company’s development platform is more fully discussed at Items 4B. “Business Overview” and 4C “Research and Product Development Programs.”

The Company’s research commitments (not including fees payable to scientific consultants and advisors to the Company) as of June 30, 2008 are as follows:

An agreement signed in June 16, 2006 with Premier Research Group plc to provide clinical study services which ChemGenex may submit to the FDA in support of clinical studies being conducted with omacetaxine (formerly called Ceflatonin).  The agreement is called “the Master Clinical Service Agreement”. The services to be provided by this agreement cover a period of approximately 24 months but may be terminated, by either party, during that time within the terms provided in the agreement.

The Company has no fixed asset commitments as at June 30, 2008, and has incurred no significant fixed asset expenditure since that date. Expenditure on plant and equipment is usually minimal due to the Company’s outsourcing arrangements. Recent capital expenditure on plant and equipment is as follows:

Plant and equipment expenditure (A$000)

Year ended June 30, 2008	388

Year ended June 30, 2007	24

Year ended June 30, 2006	14

Important events since June 30, 2008

On July 23, 2008, following shareholder approval at an Extraordinary General Meeting held on July 22, 2008, the Company issued 37,235,343 ordinary fully paid shares to Stragen International N.V. The shares were issued as a condition to an Intellectual Property Assignment Deed under which the Company obtained full commercial control of omacetaxine mepesuccinate (formerly known as Ceflatonin) in Europe.

On August 5, 2008 Mr Jean-Luc Tétard, President of Stragen Pharma SA, became a director of the Company.

On September 17, 2008 the Company announced the placement of 15,216,153 ordinary fully paid shares at 85 cents each, raising a total of $12,933,730.These funds will be applied to the continued clinical trial program for omacetaxine.

On October 13, 2008 the Company announced that 150,568 shares had been issued under a Share Placement Programme to existing shareholders on the same terms as the issue on September 17, 2008. These issues brought the total fully paid ordinary shares issued by Company to 239,714,338.

B.            Business overview

The Company focuses on the development of novel therapeutic agents in cancer. ChemGenex currently has two small molecule drug candidates in Phase 2 human trials (omacetaxine, formerly called Ceflatonin® and Quinamed®).

ChemGenex’s competitive advantage

The Company’s competitive advantage can be considered in terms of protected intellectual property (IP), the research and development platforms that support the development of existing IP and the creation of new IP and the organizational ability to realize the commercial value of the Company’s IP and other assets.

The Company owns or has exclusive licenses to 24 patent families related to omacetaxine, and 9 patent families pertaining to Quinamed®. These patent applications are in various states of protection ranging from provisional applications through to granted patents in a number of jurisdictions. In addition to IP that is protected by patents there is significant know how and expertise within the senior research staff of the Company.

Business strategy

The Company’s business strategy for growth and profitability is to discover, develop and commercialize novel therapeutics that address significant unmet needs in the pharmaceutical industry, based on the Company’s understanding of the genetic basis of disease.  The Company keeps its core competencies in-house (such as laboratory research management, pre-clinical work, clinical strategy and management), outsourcing the majority of laboratory research and all clinical testing to specialists, to minimize its infrastructure and fixed overhead costs. The Company regularly reviews the commercial opportunities for its clinical stage assets and will seek to maximize value creation for these assets. This may entail either direct commercialization efforts, territory-specific distribution arrangements or the complete out-licensing of product candidates following Phase 2 clinical evaluation.

ChemGenex’s drug development platform

The Company’s pre-clinical and clinical development efforts are based in Australia, California and Europe.  In vitro and in vivo screening models are used to evaluate lead compounds. Data from these models is fed back into extensive in-house databases for iterative analysis. A parallel series of profiling assays is performed to determine the potential pharmaceutical attributes and vulnerabilities of a compound.

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

Those agents with acceptable pharmacological and toxicological profiles may become the subject of evaluation in humans.  This requires submission to the U.S. FDA of an Investigational New Drug (IND) application for permission to begin Phase 1 dose escalation studies. After the Maximum Tolerated Dose is identified at the schedule contemplated for therapeutic use, Phase 2 studies evaluating potential disease indications are performed. If significant activity is identified, then larger Phase 3 studies are conducted in support of a New Drug Application (NDA). If approved the product can then be commercialized.

ChemGenex’s development pipeline

In the field of cancer the Company has two clinical stage product candidates, and three pre-clinical stage product candidates.

Clinical stage product candidates

The Company has applied its genomic and clinical development expertise with its knowledge of cancer to identify small molecule therapeutic targets in oncology. By focusing on compounds with confirmed clinical activity and using genomic tools to optimize their development, the Company has been able to create a pipeline of product candidates described below:

Omacetaxine (formerly Ceflatonin® homoharringtonine)

Omacetaxine is a small molecule with established clinical activity as a single agent in hematological malignancies. The Company’s scientists have discovered that it affects a number of critical cellular pathways, including the regulation of genes associated with programmed cell death (apoptosis) and the inhibition of formation of new blood vessels in solid tumors (angiogenesis). The Company has received Orphan Drug Status protection for omacetaxine in CML in both the U.S.A. and Europe, as well as Fast Track Status from the U.S. F.D.A. In previous published Phase 2 clinical trials, 70% of patients showed complete hematological remission (CHR) in chronic myeloid leukemia (“CML”) after interferon-a failure. In more recent pilot studies in CML patients who had failed imatinib, 100% of chronic-phase patients and 70% of accelerated-phase patients achieved a CHR. The Company is currently conducting Phase 2/3 trials in the U.S.A. and Europe for CML patients who have the T315I Bcr-Abl mutation that confers resistance to imatinib and other TKIs. Data published in 2007 indicated that omacetaxine had positive clinical activity against imatinib-resistant, chronic myeloid leukemia (CML) associated with the T315I Bcr-Abl mutation, and these findings were supported by presentations at the Society of Hematology (ASH) Annual Meeting in Atlanta, Georgia (December 2007), the New Directions in Leukemia Research (NDLR) conference in Queensland, Australia (April 2008) and the European Hematology Association (EHA) Annual Congress in Copenhagen, Denmark (June 2008). The Company is also conducting a complementary phase 2 clinical trial in the U.S.A. for CML patients who have failed multiple TKIs regardless of mutation status. Positive clinical activity from this trial was reported at the European Hematology Association (EHA) Annual Congress in Copenhagen, Denmark (June 2008).  In March 2008 the Company initiated a phase 2 study evaluating the use of omacetaxine in refractory or relapsed acute myeloid leukemia (AML) patients who have failed intensive chemotherapy. The study will be conducted in France and is designed as a two-stage study with potential enrolment of up to 27 patients. The primary endpoint will be the proportion of patients achieving complete and partial remissions, and the secondary endpoints will include survival. The Company is also conducting Phase 2 trials in patients with the bone marrow disease called myelodysplastic syndrome (“MDS”) in collaboration at the M.D. Anderson Cancer Center.  Including intellectual property exclusively assigned from Stragen Pharma S.A., the Company has 24 active patent families for omacetaxine, covering  omacetaxine formulations, purification, synthesis and uses.

Quinamed® (amonafide dihydrochloride)

Amonafide dihydrochloride (amonafide) is a synthetic organic compound with established anti-cancer clinical activity. The Company has recently discovered that amonafide effects a number of targets in the epidermal growth factor receptor pathway, which controls the growth of a number of tumor types, in addition to affects on an enzyme that is critical for normal cell replication, topoisomerase II.  In National Cancer Institute (“NCI”)-sponsored clinical studies with amonafide monohydrochloride, 25% of breast cancer patients and 15% of prostate cancer patients showed either partial (>50% reduction in tumor volume) or complete (no measurable disease) responses.  However, researchers also noted some unpredictable side effects.  It was later discovered that differences in how patients metabolize the drug has a significant impact on toxicities.  These metabolic differences can now be determined by testing a patient’s NAT-2 genotype. The Company’s development strategy is to determine a patient’s NAT-2 genotype and then treat them with a more precise and personal dose needed to produce the optimal result.  At the American Association of Clinical Oncologists (ASCO Annual Meeting in June 2007, data was presented from the phase 1/2a dose-escalation study of Quinamed. The key outcomes from this study were (i) demonstration that dose level could be optimised according to patient genotype, (ii) the drug was well tolerated, with predictable and manageable side effects, and (iii) there was evidence of anticancer activity in several solid tumor types. The Company has nine patent families under prosecution, including two issued patents and applications covering amonafide salts, formulations, synthesis and uses.

Pre-clinical stage product candidates

In addition to omacetaxine and Quinamed® the Company is developing several other pre-clinical oncology compounds, including the following:

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

The company suspended development of CXS299 in June 2008.

Research and product development programs

The Company was an inaugural recipient of the Pharmaceutical Partnership Program (P3) of the Australian Federal government, through which the Company had the ability to earn grant revenue based on expansion of the Company’s research in Australia over the grant period.  Over the past three years the Company received payments totaling more than A$2 million from P3. With the divestment of the Company’s diabetes and obesity discovery assets and program in November 2007 the Company’s eligibility for P3 was reduced and the Company terminated its participation in the scheme effective November 2007.

Commercial and research and development collaborations

The following section describes the Company’s existing commercial collaborators and the commercial agreements with respect to the Company’s principal research and development programs and commercialization agreement:

Research, License and Commercialization Agreement (Research Services Provision):  A contract dated April 21, 2005 between ChemGenex Pharmaceuticals Limited and Deakin University consolidated the provision of research services by Deakin University previously defined in the agreements of June 26, 2000 (Research Services (Subcontracting), August 16, 2000 (Research, License and Commercialization Agreement (Gene Discovery in Depression) and February 28, 1997 (Research Agreement). Under the consolidated agreement ChemGenex undertakes to fund research and development programs with Deakin University in the fields of diabetes, obesity, cancer, respiratory diseases, inflammatory diseases, osteoporosis, allergy, asthma, depression and autoimmunity.  All intellectual property developed under the terms of the agreement belongs to the Company.  If ChemGenex commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay Deakin University a royalty on net sales.  The contract may be terminated if the University does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of the Company, among other conditions.  It may also be terminated by Deakin University if ChemGenex fails to provide the agreed funding.  Under certain circumstances the Company is obligated to pay the royalties to Deakin University even in the event of early termination.  The original term of this agreement from January 1, 2005 to December 31, 2005 was twice extended by 12 months to December 31, 2006 and December 30, 2007 (on December 18, 2006). ChemGenex incurred expenses of A$2,420,000 in fiscal 2006, and A$2,410,000 in fiscal 2007 for services provided under the agreement. The agreement was extended by mutual agreement in December 2007 to December 31, 2008 to conduct research in the field of cancer. The value of this extension was A$150,000. Further expenses of A$75,000 will be incurred until expiry date.

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

Patent protection is being sought in major markets through the filing of U.S. and International Patent Cooperation Treaty (“PCT”) applications. The portfolio includes 10 PCT applications and currently derived from these applications are numerous national and regional patent applications in various jurisdictions, including the U.S., Europe and Japan. The portfolio also includes 15 provisional patents.

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

Cancer

In the field of cancer therapeutics the Company faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products. Several of these companies have products in the same indications or utilize similar technologies and/or personalized medicine techniques.  The FDA has approved two drugs for imatinib-resistant CML; Sprycel® (dasatinib), a drug developed and commercialized by Bristol-Myers Squibb was approved in June 2006, and Nilotinib® (nilotinib) a drug developed and commercialized by Novartis was approved in October 2007. Significantly, neither Sprycel® nor Nilotinib® have demonstrated efficacy against the T315I Bcr-Abl mutation, and it is this sub-set of resistant CML patients that are being targeted by the Company for initial approval. Several biotechnology and pharmaceutical companies are seeking to develop effective therapeutics specifically for CML patients with the T315I mutation. Vertex Pharmaceuticals and its partner Merck are developing an aurora kinase inhibitor referred to as MK-0457 or VX-680. Phase 2 clinical trials for this agent were underway but were suspended in 2007. Nerviano Medical Sciences in collaboration with the U.S
National Cancer Institute is conducting a small phase 2 study of the novel aurora kinase inhibitor PHA-739358. Astex Therapeutics is developing AT9283, an inhibitor of several targets including Bcr-Abl. This agent is currently in phase 1/2 clinical trials. Several companies have agents in phase 1 clinical trials, including Exelixis (XL228), Kyowa Hakko (KW2449) and Medimmune/Infinity Pharmaceuticals (IPI504).  Xanthus Pharmaceuticals is currently conducting a phase 3 study with amonafide malate in acute myeloid leukemia.  There are also a number of other competitive trials or technologies elsewhere in the world.

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

In Phase 1 trials, a small number of healthy human volunteers are exposed to a product candidate. Typically, the volunteers are administered single or multiple doses, following which the effects of the candidate drug are closely monitored. The way the body deals with the product candidate from administration to elimination (pharmacokinetics) is also studied. Phase 2 trials involve the first studies on patients and explore the doses required to produce the desired benefits.  Safety and pharmacokinetic information is also collected. Phase 3 trials typically involve larger numbers of patients and geographically dispersed test sites. The trials in this Phase may compare the new agent with other available treatments. In Phase 3 trials, costs are significantly higher than in earlier Phases due to the larger number of patients and longer duration of trial.

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

C.                                    Organizational structure

ChemGenex Pharmaceuticals Limited is a limited liability corporation listed on the ASX. Details of its only subsidiary company as at June 30, 2008 are set out below:

Name of entity	Country of incorporation	Ownership interest (%)	Business
ChemGenex Pharmaceuticals, Inc. (formerly ChemGenex Therapeutics, Inc.)	U.S. (Delaware)	100	Research and development

ChemGenex Europe S.A.S., a 100% owned subsidiary based in France was established on September 18, 2008. The former Australian subsidiary Autogen Research Pty Ltd was divested in December 2007 (Refer Item 4A, page 17).

D.                                    Property, plant and equipment

The Company’s headquarters are in Geelong, Victoria, Australia.  Its headquarters, comprising leased premises of approximately 140 square meters, contains office space and storage space. The property plant and equipment recorded includes leasehold improvements, furniture and fittings, computer equipment, and equipment used in research and development by external providers.

These properties are in good condition.

The headquarters premises are leased from DVDP Group No 4 Pty Ltd under a 5 year lease agreement which expires on December 31, 2012.

ChemGenex Pharmaceuticals, Inc. leases premises of approximately 5,000 square feet in Menlo Park under a 38 month lease agreement which expires on October 31, 2010. This lease allows for an option for a further 2 years to October 31, 2012.

The U.S. subsidiary also leases approximately 2,400 square feet of corporate office space in Menlo Park, California, under a lease agreement that terminates on December 31, 2009, and also subleases approximately 500 square feet of laboratory space to conduct in vitro experiments to support oncology discovery and development programs in Menlo Park, California under a sublease that terminates on December 31, 2009.

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

The following review is based on the Company’s audited consolidated financial statements prepared in accordance with Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

For all periods up to and including the year ended June 30, 2005, the Company prepared its financial statements in accordance with Australian generally accepted accounting practice (“AGAAP”).  Since June 30, 2006 the financial statements have been  prepared in accordance with IFRS.  In preparing these consolidated financial statements, the Company has started from an opening balance sheet date as at July 1, 2004, the Company’s date of transition to IFRS.

Significant accounting policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported financial results of operations. Management believes the significant accounting policies contained as Note 2 to the attached financial statements affect judgments and estimates used in the preparation of consolidated financial statements and are critical to the business operations and the understanding of the results of the operations.

Recently issued but not yet adopted accounting pronouncements applicable to ChemGenex

The financial report complies with Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Certain International Financial Reporting Standards have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended 30 June 2008. The directors’ have assessed the impact of these new or amended standards (to the extent relevant to the group) and interpretations as follows:

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
IFRS 8	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing IAS14 Segment Reporting, which adopts a management reporting approach to segment reporting.	January 1, 2009

IFRS 8 is a disclosure standard so will have no direct impact on the amounts included in the Group’s financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group’s segment disclosures.

July 1, 2009
IAS 1 (Revised)	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards

Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.

January 1, 2009

These amendments are only expected to affect the presentation of the Group’s financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.

July 1, 2009
IFRS 2	Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations

The amendments clarify the definition of ‘vesting conditions’, introducing the term ‘non-vesting conditions’ for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.

			January 1, 2009	The Group has share-based payment arrangements that may be affected by these amendments. However, the Group has not yet determined the extent of the impact, if any.	July 1, 2009

Amendments to International Financial Reporting Standards***	Improvements to IFRSs

The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.

		January 1, 2009 except for amendments to IFRS 5, which are effective from July 1, 2009.	The Group has not yet determined the extent of the impact of the amendments, if any.	July 1, 2009

*designates the beginning of the applicable annual reporting period unless otherwise stated

Adoption of new accounting standard

The Group has adopted IFRS 7 Financial Instruments: Disclosures and all consequential amendments which became applicable on January 1, 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no affect on profit and loss or the financial position of the entity.

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

A.                                    Operating results

The Company’s principal activity since July 1996 has been research and development of novel targets and therapeutics for human diseases including obesity, diabetes, depression and cancer. The Company has made losses since commencing its current principal activities. As at June 30, 2008, the Company’s accumulated deficit was A$99,143,847 compared to A$92,723,921 as at June 30, 2007.

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

Overview

The Company is a biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel medicines for cancer. ChemGenex Pharmaceuticals Limited was formed through the merger of AGT Biosciences Limited and ChemGenex Therapeutics, Inc. on June 21, 2004. AGT Biosciences Limited was a publicly-listed company that specialized in the use of genomics tools to identify and validate novel targets for therapeutic intervention in diabetes, obesity, depression and anxiety. AGT Biosciences Limited, which had previously been called Autogen Limited (from May 1999 to March 2003) and Australia Wide Industries Limited (from July 1986 to May 1999), commenced biotechnology activities on July 10, 1996. ChemGenex Therapeutics,

Inc. was a private company incorporated in the state of Delaware on September 14, 1999 to use genomic tools and medicinal chemistry to accelerate the development of anti-cancer therapeutics. The merged entity commenced trading on the ASX as ChemGenex Pharmaceuticals Limited on June 29, 2004. At June 30, 2008 the merged entity has an aggregate of 187,112,274 shares of ordinary stock outstanding.

To date, the Company has devoted substantially all of its resources to the development of its target discovery and validation technologies, research and development and preclinical and early stage clinical testing of omacetaxine and Quinamed® (amonafide dichloride) and other product candidates. It has incurred net losses since the commencement of biotechnology operations and expects to incur substantial and increasing losses for the next several years as it expands its research and development activities and moves its product candidates into later stages of development. To date, the Company has no product revenue and has funded its operations primarily through the payments from pharmaceutical industry partners, issue of equity securities and interest income. It had ongoing long term partnership agreement in diabetes and obesity with Merck Santé which was divested in Deceember 2007.  Planned core activities over the next several years are to:

•                  continue the development of omacetaxine, currently in Phase 2/3 clinical trial for the treatment of CML;

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

Results of operations – fiscal years

The following tables are intended to illustrate a tabular analysis of the consolidated income statements for the 2008, 2007 and 2006 fiscal years.

The table below shows contribution of different revenue and other income types to total revenue and other income for fiscal 2008, 2007 and 2006. All revenue was earned in Australia and is expressed in A$.

	2008	2007	2006
		A$	A$
Research revenue	—	—	—
Interest revenue	1,055,093	862,096	241,634
Other revenue
-Patent reimbursement	—	—	—
-Exchange rate benefit	181,122	157,917	—
-Government grants	1,407,495	655,809	—
-Other revenue	60,064	1,911	—
Revenues and other income from continuing activities	2,703,774	1,667,733	241,634
Revenue associated with discontinued business	12,545,688	610,401	2,055,388
Total revenue and other income	15,249,462	2,278,134	2,297,022

The table below shows percentage change in revenue and other income from continuing activities for fiscal 2008, 2007, and 2006:

	2008	2007	2006
Revenues and other income from continuing activities	62.1%	590.2%	-9.5%

The table below shows the proportion of individual expenses items to total operating costs for continuing activities for fiscal 2008, 2007, and 2006.

	2008	2007	2006
Research expenditure	45.9%	45.3%	41.2%
Employee costs	36.3%	26.4%	33.5%
Patent costs	2.0%	3.3%	2.9%
Legal costs	1.1%	0.7%	1.4%
Depreciation	0.6%	2.8%	3.3%
Travel costs	2.2%	1.1%	1.9%
Accounting and audit costs	2.8%	3.1%	4.7%
Other expenses from ordinary activities	9.1%	17.3%	11.1%

TOTAL EXPENSES	100.0%	100.0%	100.0%

While the level of research and development expenditure has remained relatively constant for the past three fiscal years, the relativity of employee costs and other expenses has altered significantly as research specialists originally retained as consultants have been employed by the Company.

Comparison of fiscal year 2008 with fiscal year 2007 for continuing activities

Revenue

Revenue increased by A$1,036 thousand or 62.1% from A$1.7 million in fiscal 2007 to A$2.7 million in fiscal 2008. The increase reflects an increase in interest and government grants during the year.

Costs and expenses

The Company’s costs and expenses are detailed in the consolidated statements of income.

Research expenditure

Research expenditure increased by 114% from A$4.3 million in fiscal 2007 to A$9.2 million in fiscal 2008. This reflects continued increased expenses associated with clinical trials for omacetaxine incurred during the year.

Employee costs

Employee expenses increased by A$4.8 million or 192% to A$7.3 million in fiscal 2008, as the numbers employed at the Menlo Park increased to support the clinical trials.

Patent costs

Patent costs include regulatory charges involved in applying for, and maintaining, patent protection together with charges from patent attorneys for specialist advice on these matters. Patent costs are expensed as incurred. Patent costs increased by 30.9% to A$0.4 million in fiscal 2008.

Legal costs

Legal costs increased by 220% to A$210 thousand in fiscal 2008.

Depreciation

Depreciation costs reduced by A$157 thousand in fiscal 2008 as all research equipment was fully depreciated

Travel costs

Travel costs increased by 337% to A$446 thousand in fiscal 2008.

Accounting and audit costs

Accounting and audit costs increased by 91% to A$568 thousand in fiscal 2008.

Other administration expenses from continuing activities

Other expenses from continuing activities increased by 12% from A$1.6 million in fiscal 2007 to A$1.8 million in fiscal 2008.

Net loss

The Company’s net loss decreased by A$5.3 million, after including A$10.9 million profit from discontinued operations. The loss from continuing activities increased by A$9.2 million or 111% from A$8.2 million in fiscal 2007 to A$17.4 million in fiscal 2008 for the reasons described above.

Comparison of fiscal year 2007 with fiscal year 2006 for continuing activities

Revenue

Revenue increased by approximately 600% from A$0.24 million in fiscal 2006 to A$1.7 million in fiscal 2007. The increase reflects an increase in interest and government grants of $655,809 (previously $Nil) obtained during the year.

Costs and expenses

The Company’s costs and expenses are detailed in the consolidated statements of income.

Research expenditure

Research expenditure increased by 32% from A$3.3 million in fiscal 2006 to A$4.3 million in fiscal 2007. This reflects increased expenses associated with clinical trials incurred during the year.

Employee costs

Employee expenses reduced slightly in 2007 due to a reduction in the amortisation of share based compensation costs that year.

Patent costs

Patent costs include regulatory charges involved in applying for, and maintaining, patent protection together with charges from patent attorneys for specialist advice on these matters. Patent costs are expensed as incurred. Patent costs increased by 33% in fiscal 2007 due to different timing of various patent activities.

Legal costs

Legal costs reduced slightly in 2007.

Depreciation

No substantive change from previous year.

Travel costs

Travel costs reduced slightly in 2007.

Accounting and audit costs

Accounting and audit costs reduced by 22% to A$298 thousand in fiscal 2007

Other expenses from ordinary activities

Other administration expenses from continued activities increased by 78% from A$0.9 million in fiscal 2006 to A$1.6 million in fiscal 2007.

Net loss

The Company’s net loss increased by A$1.3 million, after including A$3.5 million loss from discontinued operations. The loss from continuing activities increased by A$0.4 million or 5% from A$7.8 million in fiscal 2006 to A$8.2 million in fiscal 2007 for the reasons described above.

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

To date, the Company has funded its operations primarily through the issue of equity securities.

In common with biotechnology and drug development companies the Company’s operations are subject to considerable risks and significant uncertainty due primarily to the nature of the development and commercialisation undertaken. To allow the Company to execute its near term and longer term plans, it will be necessary to raise additional capital in the future. The Directors are investigating the opportune time to raise capital and/or enter into licensing/commercialisation arrangements. Having regard to the current market conditions and the Company’s development programs, the Directors have established a Board sub-committee to assess strategic alternatives including possible partnership, mergers, acquisitions and capital raising alternatives. The Directors plan to continue operations on the basis of the matters referred to above, and believe that future fund raising activities and the value of the Group’s existing net assets will generate sufficient funds for the Group to continue to operate in its normal manner in the future.

Net cash used in operating activities of A$15,999,781 in fiscal 2008, A$11,154,291 in fiscal 2007 and A$8,485,618 in fiscal 2006. During the same period a total of A$36,906,083 was raised from the issue of securities.

While minimal cash (apart from interest on cash assets) has been provided by, or used for, investing activities during each of the three years in the period ended June 30, 2008, plant and equipment of A$387,689 was acquired in fiscal 2008 as new office locations were established in Menlo Park and Geelong.

While the Company’s cash resources are currently held in Australian dollars (A$), a significant part of its cash flow burden over the next year is committed to funding clinical trial programs in the U.S. The Company monitors the potential foreign currency exposure from this situation and utilizes forward exchange contracts when appropriate to manage this risk. (Refer Note 19 of the attached Financial Statements)

C.            Research and product development programs

Included within research and development expenditure for continued operations is the following external expenditure on research and development projects.

Over the last three years total expenditure on continuing research and development has resulted in the consumption of significant cash resources, totaling A$19,538,372. The principal expenditures have been as follows:

Program	Annual Expenditure Fiscal 2008		Annual Expenditure Fiscal 2007		Annual Expenditure Fiscal 2006
Cancer	A$	9,233,641	A$	4,320,602	A$	3,325,103

Whilst the Company made no expenditure in cancer research until fiscal 2005, ChemGenex Therapeutics, Inc. had expended US$5,955,000 (A$9,353,000) in cancer related research. This expenditure is reflected in the purchase price paid by the Company for ChemGenex Therapeutics, Inc.

The major expenditure during the last three years by specific research undertaking is as follows:

Collaborator	Agreement and commencement date	Commitment at June 30, 2008		Expiry date	Expenditure

Premier	Premier Research CRO Agreement:June 2006	US$	4,670,539	Trial	2008:A$1,829,791
Research		A$	(4,805,598)	dependent	2007:A$4,320,6027
					2006:A$3,325,103

Medpace	Medpace Master Agreement: May 2008	US$	1,557,703	Trial	2008:A$306,006
		A$	(1,629,074)	dependent

Xerimis	Xerimis Protocols: January 2008	US$	125,000	Trial	2008:A$113,903
		A$	(130,726)	dependent

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

Research and Development

The Company has two therapeutic agents in Phase 2 clinical trials for three indications in the USA and several molecules in pre-clinical development.

Omacetaxine is currently in a Phase 2/3 trial in the U.S.A. and Europe for CML patients who have the T315I Bcr-Abl mutation that confers resistance to imatinib and other tyrosine kinase inhibitors (“TKIs”). The company is also conducting a complementary phase 2 trial in CML patients who have failed imatinib and one other TKI. The Company is also conducting Phase 2 trials in patients with myelodysplastic syndrome (“MDS”) and acute myeloid leukemia (AML).

A Phase 1 clinical trial of Quinamed was completed successfully in early 2004, and the Company initiated a Phase 2 trial in solid cancer patients in late 2004 at the Sarah Cannon Cancer Center in Nashville, Tennessee. This trial in solid cancer patients was completed in early 2007 and data was presented at the ASCO meeting in June 2007. The key outcomes from this study were (i) demonstration that dose level could be optimised according to patient genotype, (ii) the drug was well tolerated, with predictable and manageable side effects, and (iii) there was evidence of anticancer activity in several solid tumor types.

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

The Company has an active international Phase 2/3 study in CML patients with the T315I Bcr-Abl point mutation, which confers resistance to TKI therapy. The first patients were dosed in September 2006, and enrollment under FDA approved protocols is ongoing. The Company was awarded Fast Track status from the FDA for this trial on November 15, 2006. The Fast Track designation will enable the Company to file a New Drug Application (“NDA”) on a rolling basis as data becomes available. This permits the FDA to review the filing as it is received, rather than waiting for an entire document prior to commencing the review process. It is anticipated that data from this trial will be submitted to the U.S. FDA for review in mid 2009.

The Company has an additional Phase 2 study in CML patients who have failed imatinib and an additional TKI. This study is currently enrolling patients globally.

Omacetaxine is currently in two separate Phase 2 clinical trials; treating MDS patients and AML patients respectively.

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

Due to the high level of funds required to support clinical trials the Company has decided to concentrate its activities on the trial involving omacetaxine on CML patients with the T315I mutation, as this has been deemed to provide the best prospects for an early product approval at this time.

During these studies, the Company may seek to license the compounds to a pharmaceutical industry partner who would support appropriate registration-directed trials.

Actual and estimated direct expenditures associated with the progression of the cancer programs since June 21, 2004 (the merger with ChemGenex Therapeutics, Inc) to the end of fiscal 2008 are shown below.

	Fiscal 2009 (Estimated)	Fiscal 2008 (Actual)	Fiscal 2007 (Actual)	Fiscal 2006 (Actual)
	A$ 000’s
Omacetaxine	9,700	9,020	4,281	2,002
Quinamed	387	202	97	111
Other pre-clinical projects	0	12	0	27
Total	10,087	9.234	4,378	2,140

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

Diabetes and Obesity

The Diabetes and Obesity programs ceased in December 2007 with the demerger of the Autogen Research Pty Ltd subsidiary.

D.            Trend information

The Company is a development stage company and it is difficult to predict with any degree of accuracy the outcome of the Company’s research and development efforts.  The following are developments that the Company considers a possible progression in the near term in its business:

•                  Phase 2 clinical trials for Quinamed® and omacetaxine,

•                  Phase 2/3 clinical trials for omacetaxine,  and

•                  possible partnering of these therapeutics with a pharmaceutical or biotechnology partner;

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

F.             Tabular Disclosure of Contractual Obligations

The table below shows the contractual obligations and commercial commitments as at June 30, 2008:

		Payments due by period
In A$ ’s	Total	Less than 1 year	1-3 years	After 3 years

Operating leases	440,015	168,719	217,446	53,850

Research expenditure commitments(a)	6,644,295	3,542,428	3,101,867	—

Total contractual cash obligations	7,084,310	3,711,147	3,319,313	53,850

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

The remaining value received from the acquisition relates primarily to the relevant patents for the anti-cancer compounds omacetaxine and Quinamed held by ChemGenex Therapeutics Inc. at the time of the acquisition, and the in process research and development already undertaken on these compounds.

Omacetaxine is a small molecule with established clinical activity as a single agent in blood cell cancers. Phase 2 trials of omacetaxine commenced in patients with CML in US and European hospitals.

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

(c)          From 2000 ChemGenex Therapeutics Inc. continued chemical development, and by the business combination date of June 30, 2004 approximately A$3.9 million (or 20%) of the total expected research and development program costs of A$19.7 million had been spent on the omacetaxine project and approximately A$5.3 million (or 28%) of the total program costs of A$19.1 million had been spent on the Quinamed project.

The recoverable amount of the anti-cancer compounds have been determined based on a value in use calculation using cash flow projections based on financial budgets, information from scientific journals on the existing incidence of the disease, projections of patients that would be eligible for the proposed treatment and the expected growth figures.

The valuation has been based on a cash flow projection covering the remaining term for each relevant patent application, which can exceed 5 years yet does not exceed 20 years. No residual values have been included.

Independent valuers (Acuity Technology Management Pty Ltd) were engaged to carry out this valuation and chose to use the discounted cash flow method. They, in co-operation with ChemGenex’s senior management, prepared long term cash flow projections.

The Company is currently investing significant funds in research and development, as products move through each phase of required clinical development to achieve regulatory approval in regulated markets. Product development can take several years. Due to the product development timeline, significant sales are forecasted to be earned once products reach certain stages of regulatory approval. Therefore it is appropriate to recognise the potential sales, and expected strong growth in sales, beyond a five year projection. The cash flow model has incorporated projected cash flows from between 5 to 20 years based on the patent life in lieu of using a terminal value to better reflect the nature of the cash flows to be received over the product life cycle. The application of extended cash flow projections beyond five years is consistent with IAS 36.33(b).

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

Due to the uncertainty associated with cash flow projections for products that have not yet received regulatory approval an implied pre-tax discount rate of approximately 25% has been applied.

Raw materials costs used in the projection are based on the latest manufacturing agreement with Stragen which provides exclusive access to omacetaxine at an agreed price for the remainder of the valuation period.

Indirect costs have been based on industry standards for companies with pharmaceutical products in the market as cost structures in the company’s current development stage are not deemed to be appropriate.

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

No director is related to any other. Biographical information with respect to the directors in office at June 30, 2008, or appointed since that date,  is as follows:

Mr Brett Heading                B Com LLB (Hons) ASIA (Non-executive Chairman)

Mr Heading is an experienced corporate lawyer, a partner of McCullough Robertson for over 24 years.  He specialises in capital raisings, mergers and acquisitions and board advice. He has a wide ranging client base including emerging companies in the biotechnology and agribusiness sectors. His government appointments include membership of the Takeovers Panel, and the Board of Taxation. Mr Heading is a non-executive director of Australian Agricultural Company Ltd, Capilano Honey Ltd and Peanut Company of Australia Ltd and is a former director and Chairman of Ambri Limited. Mr Heading is a member of the company’s Remuneration Committee. Age 52.

Dr Greg Collier                   B.Sc (Hons) PhD (Chief Executive Officer and Managing Director)

Dr. Collier is one of Australia’s leading biotechnology executives, and is credited with leading the transformation of the former Australian genomics company Autogen into the integrated international biopharmaceutical company ChemGenex Pharmaceuticals. As CEO of the company, Dr. Collier has overseen the partnering of major research programs, the $14 million acquisition of a private US biotechnology company and listing of the company’s securities on the NASDAQ exchange. Dr. Collier is recognised internationally as a leader who has guided his company along a value-creating path towards marketed products, and is a regular invited speaker at international research and biotechnology conferences. Age 50.

Mr Elmar Schnee                B.Com M.Mktg (Non-executive Director)

Mr Schnee held management positions in marketing and sales in the consumer goods industry before commencing with the pharmaceuticals industry in 1988. Following senior appointments with Fisons Pharmaceuticals PLC, Migliara/Kaplan Associates, Sanofi-Synthelabo and UCB Pharma he took a Directorship position at Merck subsidiary Merck Santé S.A.S in May 2003. In addition to his duties at the French subsidiary, he took on responsibility for the global operations of the Ethicals division in January 2004 and was named Head of the Ethicals division in 2005. In November 2005 Mr Schnee was appointed Deputy Member of the Executive Board and Head of the Pharmaceuticals business sector. In 2006 he was appointed Regular Member of the Executive Board and General Partner of Merck KGaA. Mr. Schnee is a non-executive director of Arpida AG.  Age 49.

Dr Dennis Brown                B.Sc M.A PhD (Executive Director)

Dr. Brown has over 25 years experience in the biotechnology and biopharmaceutical industries with specific experience in cancer research and product development. Dr. Brown received his PhD. degree from New York University, and held academic positions at Stanford University and Harvard University Medical School prior to beginning his industry career. Dr. Brown was a co-founder of Matrix Pharmaceutical Inc. and was the scientific founder of ChemGenex Therapeutics Inc. in 1999, shaping and leading the company’s clinical and early stage research programs. Age 59.

Dr Geoff Brooke                  MBBS MBA (Non-executive Director)

Dr. Brooke is Managing Director of GBS Venture Partners and has 20 years’ venture capital experience. He was formerly President of Medvest Inc, a US-based early stage venture capital group he co-founded with Johnson & Johnson. Dr. Brooke’s experience includes company formation and acquisitions, as well as public listings on both NASDAQ and ASX. Dr. Brooke is a director of Sunshine Heart Inc and retired as a director of CogState Limited in October 2007. Dr. Brooke is a member of the company’s Audit Committee and Remuneration Committee.  Age 52.

Mr Dan Janney                    BA MBA (Non-executive Director)

Mr Janney joined Alta Partners immediately following the firm’s founding in 1996, and was a co-founder of the Alta BioPharma effort. Mr Janney focuses on investments in biopharmaceutical products and therapeutics and has been directly involved in the funding and development of over 25 life sciences companies. Prior to joining Alta Partners he was a senior investment banker at Montgomery Securities focusing on life sciences companies. Mr Janney was a director of public companies CoTherix Inc. (April 2001 to January 2007), Dynavax Technologies Corporation (December 1996 to December 2006) and Anesiva Inc. (November 2000 to December 2005). Mr Janney is Chairman of the company’s Remuneration committee. Age 42

Dr George Morstyn            MS BS BMedSci MAICD PhD FRACP (Non-executive Director)

Dr Morstyn has substantial clinical, research and commercial experience in biotechnology and oncology. He is a former Head of the Clinical Program of the Ludwig Institute of Cancer Research (Melbourne Branch) and held a number of positions including Senior Vice President of Development and Chief Medical Officer of Amgen Inc from 1991 to 2002. He was a director of Bionomics until 2006. He is currently a director of Proacta Limited, Neuprotect and the Royal Women’s Hospital, Melbourne. He is chairman of the SAB of Symbio (Japan). Dr Morstyn is a member of the company’s Audit Committee. Age 57

Mr Donald Santel                MS BSE (Non-executive Director, appointed December 6, 2007)

Mr. Santel has 25 years experience in management, development and marketing with life sciences companies. Mr. Santel was a co-founder, Chief Executive Officer and director of CoTherix Inc. from 2000 to 2007. Prior to CoTherix Inc. he held senior positions with Reflow Inc., Cardiac Pathways Corporation and Medtronic. Inc. Mr. Santel currently serves on the board of a number of private companies and is Chairman of the company’s Audit Committee. Age 47

Dr Julie Cherrington         BS MS PhD (Non-executive Director, appointed January 7, 2008)

Dr Cherrington has substantial research, drug development, and management experience in the biotechnology industry. She is President of Phenomix Corporation, where she has overall responsibility for Research and Development, and is a senior decision maker in the finance, intellectual property, business and corporate development aspects of the company. She previously held senior management and research/development positions with SUGEN, Inc. (a wholly owned subsidiary of Pharmacia) and Gilead Sciences. Her research and development expertise includes virology, oncology and diabetes. Dr Cherrington is a member of AACR (American Association for Cancer Research), ASC0 (American Society of Clinical Oncology), ASH (American Society of Hematology) and ADA (American Diabetes Association). She is on the Scientific Advisory board of Progen Pharmaceuticals, and the Clearity Foundation, a non-profit organization dedicated to the treatment of ovarian cancer. Age 50.

Mr Jean-Luc Tétard           (Non-executive Director appointed August 5, 2008)

Mr. Tétard is the CEO of Stragen Pharma and Stragen Chemical. Mr. Tétard has more than 35 years of experience in the chemicals and pharmaceuticals industries.  He participated during 17 years in the development of SANOFI chemical division as a director, he was in charge of 5 chemical manufacturing plants worldwide. He then created Stragen to develop APIs and a range of generic drugs mainly in antibiotics, hormones and cancer drugs. Age 63

Note: Non-Executive Director Mr Patrick Owen Burns resigned November 28, 2007.

Biographical information with respect Senior Management is as follows:

Senior Management based at Geelong, Victoria

James Campbell, PhD, MBA	Vice President of Operations and Chief Operating Officer

Dr. Campbell has more than 20 years of international experience in scientific research, research management, management consulting and venture capital. Dr. Campbell held research positions at the CNRS and the CSIRO, and after completing an MBA worked for the international management consultancy Booz Allen Hamilton. Dr. Campbell later joined the University of Melbourne, where he was instrumental in the spin-out of four biotechnology companies. Dr. Campbell is a past member of the investment committees of the pre-seed venture capital funds UniSeed and the Symbiosis Group. Dr. Campbell has served as a director of Hatchtech Pty Ltd. Dr. Campbell sits on the Victorian State Government Advisory Committee on Biotechnology Investment Attraction/Competitive Business Environment.

Rick Merrigan, MBA	Chief Financial Officer and Company Secretary

Mr. Merrigan has been Chief Financial Officer and Company Secretary for a number of Australian public and private Australian companies, with significant experience in all facets of financial management and control across a variety of industry sectors, including entertainment, manufacturing, transport and retailing in both domestic and international markets. Mr. Merrigan is a CPA with particular expertise in corporate management, due diligence, capital raising and financial process management.

Senior Management based at Menlo Park, California

Adam R. Craig MD, PhD, MBA	Senior Vice President and Chief Medical Officer

Dr. Craig leverages more than 15 years of clinical, oncology, management and drug development experience to direct ChemGenex’s global clinical development strategies and to lead ChemGenex’s clinical development and translational medicine team. Dr. Craig has extensive expertise in building and managing clinical teams focused on product registration, with particular experience in developing therapies for hematologic malignancies such as chronic myeloid leukemia (CML). Most recently, he was Vice President and founding Chief Medical Officer at Innovive Pharmaceuticals, Inc., an oncology and hematology drug development company based in New York. Previously, Dr. Craig held positions of increasing responsibility including Vice President and Medical Director at ArQule Inc., Senior Director at Ilex Oncology Inc., and Medical Advisor at Antisoma plc. Dr. Craig received his medical qualifications from London University, a PhD in molecular medicine at the University of Leeds, and an MBA from the Open Business School, in the United Kingdom. Dr. Craig is a member of the Royal College of Physicians (UK) and undertook post-graduate training in pediatrics and pediatric oncology.

Tina Herbert, MBA	Senior Director of Finance

Ms. Herbert has over 16 years of experience in the pharmaceutical and biotechnology industry. Prior to ChemGenex, she served as Controller at Metabolex Inc., a biopharmaceutical company. Tina served as Corporate Controller, Acting Vice President and Chief Financial Officer at Sunrise Technologies Inc., a medical device company, from August 1998 to June 1999. Ms. Herbert held various financial management positions at Matrix Pharmaceutical Inc., a biotechnology company, from September 1992 to July 1998. Ms. Herbert has a BS degree in Business Management from San Jose State University and an MBA from New York Institute of Technology.

Eric Humphriss, BA	Senior Director Clinical Affairs

Mr. Humphriss has over 20 years of experience in pharmaceutical clinical development, clinical trial design and management. Prior to joining ChemGenex, Eric was an Associate Director in Clinical Affairs at Genentech in South San Francisco, and formerly Director, Clinical Operations at Matrix Pharmaceutical Inc. Mr. Humphriss has a BA degree in Biology/Psychology from the University of California, San Diego.

Luana Staiger, BS	Vice President Regulatory Affairs

Ms. Staiger has more than 25 years experience in the pharmaceutical and biotechnology industry, with significant experience in regulatory affairs, quality assurance, and project management. Ms. Staiger’s regulatory affairs experience includes product submissions with both the U.S. FDA and European regulatory authorities. Prior to ChemGenex, Ms. Staiger was a Regulatory Affairs consultant, leveraging experience gained at a range of companies including Matrix Pharmaceutical Inc. (Vice President, Regulatory Affairs and Quality Assurance), Gilead Sciences (Associate Director of Regulatory Affairs), Landec Corporation, Syntex

(U.S.A.) Inc.; and Zoecon Corporation. Ms. Staiger has a BS degree in Biochemistry from the University of California, Davis.

Tim Trapp, BS	Senior Director of Manufacturing

Mr. Trapp has almost 30 years of manufacturing experience in the pharmaceutical and biotechnology industry, with deep expertise in contract manufacturing, GMP and EU compliance, project management, product scale-up and transfer. Prior to joining ChemGenex, Tim was Director, R&D Operations at ALZA Corporation, a biopharmaceutical company. Previous appointments include Project Executive/Consulting Director at Bovis Lend Lease Pharmaceutical, Director of Technology at Inamed/McGhan/Collagen Corporation and Director of Biopharmaceutical Operations at Industrial Design Corporation (IDC). Mr. Trapp has a BS degree in Biochemistry from Loma Linda University.

Paul Lynch, BSc. MCIM	Director of Medical Affairs

Mr. Lynch has over 20 years of experience in the pharmaceutical and agrochemical industries. Paul joined ChemGenex from Novartis (UK) where he was a Senior Product Manager. Prior to joining Novartis, Paul held positions of increasing responsibility in a range of chemical companies, and was a Product Manager at Zeneca Agrochemicals. Mr. Lynch has a BSc degree in Biology from Queen’s University in Belfast, UK, and has a post graduate Diploma in Marketing.

B.            Compensation

The aggregate amount of compensation paid to all directors of the Company as a group by the Company and its subsidiaries for services in all capacities during fiscal 2008 was A$1,862,490 including A$760,635 of options.  This amount includes directors’ fees, salaries and bonus payments, but excludes amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for directors of the Company by the Company and its subsidiaries during fiscal 2008 was A$58,500.

The Company’s remuneration policy for directors and key management personnel  is to:

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

There are four main elements of the remuneration package for directors and key management personnel:

•      basic salary;

•      benefits in kind;

•      share options and incentives; and

•      pension arrangements.

The remuneration of each of the directors and key management personnel who served during fiscal 2008 is set out below. For details regarding share options held by directors and senior management, see Item 6E. Share Ownership and Options.

Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.  The following table discloses the remuneration of the directors and senior management of the Company:

	Short-term
			Non-	Post	Share Based
	Salary	Cash	Monetary	Employment	Payments
	& Fees	Bonus	Benefits	Superannuation	Options	Total
	$	$	$	$	$	$
Non-executive directors
J.B.L. Heading	70,850	—	—	—	46,200	117,050
E.J. Schnee	54,500	—	—	—	46,200	100,700
P. Burns	22,708	—	—	—	—	22,708
Dr. G.E.D. Brooke	54,500	—	—	—	46,200	100,700
D.S. Janney	54,500	—	—	—	46,200	100,700
Dr. G Morstyn	50,000	—	—	4,500	46,200	100,700
D. Santel	38,150	—	—	—	46,200	84,350
Dr. J. Cherrington	27,250	—	—	—	47,520	74,770
Executive directors
Dr. G. R. Collier	355,008	—	34,815	54,000	162,205	606,028
Dr. D.M. Brown	306,085	—	33,489	—	273,710	613,284
Key Management
Dr. J. Campbell	202,899	—	—	40,532	407,940	651,371
E. Merrigan	105,000	—	—	45,833	305,420	456,253
Dr. A. Craig	274,084	83,477	18,144	—	1,194,580	1,570,285
T. Herbert	211,348	—	14,447	—	174,480	400,275
E. Humphriss	230,952	—	17,860	—	136,870	385,682
L. Staiger	73,459	—	5,908	—	14,920	94,287
T.Trapp	88,654	11,130	10,211	—	60,030	170,025
P.Lynch	73,011	—	12,387	—	10,360	95,758
Total	2,292,958	94,607	147,261	144,865	3,065,235	5,744,926

Profit schemes, Bonuses and Share Options.

Key Management Personnel are employed under contracts which have a term of 12 months and provide for termination, by either party, with notice periods between 2 and 4 months. These contracts provide for bonuses of between 10% to 20% of the base salary to be payable each year, subject to achievement of agreed performance objectives. The performance objectives for each executive are approved as part of the contract renewal process each year and bonus payments are subject to approval by the Board, Remuneration Committee or Chief Executive Officer as is appropriate for each contract.

Key Management Personnel have the opportunity to qualify for participation in the Employee Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.  These options will vest according to length of service to the Company, with 50% of options granted based on the performance conditions applicable to each employee. Details regarding the issue of share options under this plan are provided in notes 15 and 23 of the attached financial statements.

The Company’s current remuneration policies provide some degree of linkage between an Executive’s performance-based remuneration and the overall financial performance of the Company. However, given the stage of development of the Company, the remuneration is aimed at retaining key individuals to ensure the success of product development, which will in turn impact the future overall profitability of the Company and shareholder wealth.

C.            Board practices

All executives hold service contracts with the Company or its subsidiary. Service contracts can be for a fixed or indefinite term. All service contracts are approved by the Chief Executive Officer, the Remuneration Committee or the Board of Directors. The Company’s purpose in entering into service contracts with executives is to enable the recruitment of high quality executives and to obtain protection from their sudden departure to competitor companies. Additionally, service contracts optimize protection for the Company’s intellectual property rights and other commercially sensitive information.

The details of the senior management executives’ contracts are summarized below:

Executive	Date of Contract	Notice period for termination
Dr. Gregory R. Collier	July 1, 2007 – June 30, 2012	Six months
Dr. Dennis M. Brown	July 1, 2006 –ongoing	Four months
Dr. J. Campbell	September 1, 2006 —ongoing	Four months
E. Merrigan	December 1, 2007 —ongoing	Four months
Dr. A. Craig	September 27, 2007 –ongoing	Six months
T. Herbert	December 1, 2007 –ongoing	At will agreement
E. Humphriss	December 1, 2007 –ongoing	At will agreement
L. Staiger	August 18, 2008 – ongoing	At will agreement
T.Trapp	January 28, 2008 – ongoing	At will agreement
P.Lynch	January 11, 2008 – ongoing	At will agreement

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

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director was as follows:

	Directors’ Meetings		Meetings of Committees Audit Committee Meetings		Remuneration Committee Meetings
	Eligible to Attend	Meetings Attended	Eligible to Attend	Meetings Attended	Eligible to Attend	Meetings Attended
J.B.L. Heading	12	12	—	—	—	—
Dr. G.R. Collier	12	12	—	—	—	—
E.J. Schnee	12	7	—	—	—	—
P.O. Burns	6	6	2	2	3	3
Dr. D.M. Brown	12	11	—	—	—	—
Dr. G.E.D. Brooke	12	12	4	4	3	3
D.S. Janney	12	12	—	—	3	3
Dr. G. Morstyn	12	11	5	4	—	—
D. Santel	6	6	3	1	—	—
Dr. J Cherrington	5	5	—	—	—	—

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

Principle 7.             Recognize and manage risk

Principle 8.             Encourage enhanced performance

Principle 9.             Remunerate fairly and responsibly

Principle 10.           Recognize the legitimate interests of stakeholders

ChemGenex Pharmaceuticals Limited’s corporate governance practices were in place throughout the year ended June 30, 2008 and, with the exception of the Nominations Committee recommendation as noted below, were compliant with the Council’s best practice recommendations.

The Board has not yet established a Nominations Committee as included in the Council’s recommendations. At this stage of the Company’s development the Board considers it appropriate that the duties associated with a Nominations Committee are best handled by the Remuneration Committee and the Board.

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

The members of the audit committee during the year ended June 30, 2008 were: Patrick O Burns , Geoff Brooke, Don Santel and George Morstyn .

Qualifications of audit committee members

Patrick O. Burns has over 40 years experience as a corporate lawyer, senior executive and director of public and private companies.

Geoff Brooke has over 20 years experience as a senior executive and director of public and private companies.

Don Santel has over 25 years experience as a senior executive and director of public and private companies.

George Morstyn has over 15 years experience as a senior executive and director of public and private companies.

The Audit Committee held five meetings during fiscal year 2008.

Remuneration committee

The Board has established a Remuneration Committee to review all compensation arrangements for the directors, the chief executive officer and the executive team, under the direction of the Board, and to make recommendation to the Board on these matters.

Members of the remuneration committee during the year ended June 30, 2008 were: Patrick .O. Burns, Geoff Brooke, Brett Heading and Dan Janney.

Qualifications of remuneration committee members

Patrick O. Burns has over 40 years experience as a corporate lawyer, senior executive and director of public and private companies.

Geoff E. D. Brooke has over 20 years experience as a senior executive and director of public and private companies.

Brett Heading has over 20 years experience as a corporate lawyer, senior executive and director of public and private companies.

Daniel S. Janney has over 15 years experience as a senior executive and director of public and private companies.

The Remuneration Committee held three meetings during fiscal year 2008.

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

The Board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.  Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans.  It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company. Further details on the remuneration of directors and executives are also provided in Note 23 to the Company’s audited consolidated financial statements included elsewhere in this Annual Report.

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

Majority of Independent Directors:  The Company follows home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(1) that the majority of the Board of each issuer be comprised of independent directors as defined in Marketplace Rule 4200.  The Company’s Board of Directors is comprised of a majority of independent directors.  The ASX recommends that each issuer’s Board be comprised of a majority of independent directors.  However, no law, rule or regulation of the ASX or the Australian Securities and Investments Commission (“ASIC”), the public authority which exercises securities law jurisdiction over the Company, has such a requirement nor does the Corporations Act (the “Act”), which is the applicable corporate law legislation.

Compensation of Officers:  The Company follows home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(3) that chief executive compensation be determined or recommended to the Board by the majority of independent directors of a compensation committee of independent directors.  Similarly, compensation of other officers is not determined or recommended to the Board by a majority of the independent directors or a compensation committee comprised solely of independent directors.  These decisions are made by the Company’s Board as a whole, and it is not comprised of a majority of independent directors.  The ASX does not have a requirement that each listed issuer have a remuneration committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation.  Such home country practices are not prohibited by the laws of Australia.

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

Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission issued new rules that, among other things, require NASDAQ to impose independence requirements on each member of the audit committee of a listed company and the NASDAQ also reformulated its corporate governance requirements.  The recently-adopted SEC and NASDAQ rules apply to the Company as of July 31, 2005.  The Company has taken the appropriate steps with respect to its corporate governance system, including the addition of independent directors to its audit committee, to assure timely compliance with the SEC rules and the amended corporate governance standards of NASDAQ.

D.            Employees

As at June 30, 2008, the Company employed eight individuals on a full-time basis.

The Company employs a number of contract employees in research and development.  During the last fiscal year, the average number of contract employees was 50.

The following table summarizes the number of full-time employees employed by the Company, including executive directors, as at the year end of the last three fiscal years:

June 30,
2008	2007	2006
17	8	7

E.             Share ownership and options

The relevant interest of each director in the share capital of the Company as notified by the directors to the ASX in accordance with S205G(1) of the Corporations Act 2001 at November 30, 2008 is as follows:

	Ordinary shares	% of shares issued	Options over ordinary shares	% of options issued
Brett Heading	110,000	0.05	253,333	0.47
Dr. Gregory Collier	—	—	4,600,000	8.45
Elmar Schnee *	20,609,550	8.60	4,689,308	8.61
Dr. Dennis Brown	13,876,552	5.79	1,750,000	3.21
Dr.Geoff Brooke *	18,453,883	7.70	2,986,065	5.49
Dan Janney *	41,067,906	17.13	6,338,053	11.64
Dr. George Morstyn	—		250,000	0.46
Don Santel	—		250,000	0.46
Dr. Julie Cherrington	—		250,000	0.46
Jean-Luc Tetard*	37,235,343	15.53	250,000	0.46

*Includes shares and options held by entities in which Messrs Schnee, Tetard and Janney, and Dr. Brooke hold directorships.

The relevant interest of Key Management Personnel in the share capital of the Company at November 30, 2008 is as follows:

	Ordinary shares	% of shares issued	Options over ordinary shares	% of options issued
Dr. J. Campbell	5,500	—	1,885,167	3.46
E. Merrigan	55,000	0.02	1,701,667	3.13
Dr. A. Craig	—	—	2,262,500	4.16
T. Herbert	760,027	0.32	550,000	1.01
E. Humphriss	—	—	590,000	1.08
L. Staiger	—	—	500,000	0.92
T.Trapp	—	—	500,000	0.92
P.Lynch	—	—	400,000	0.73

Employee share option plan

An employee share option plan (ESOP) has been established where the Company may, at the discretion of the Board, grant options over the ordinary shares of the Company to directors, executives, advisors and support staff of the Company. These options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of the Company.  The options cannot be transferred and will not be quoted on the ASX.  There are currently 9 directors, 17 employees and 20 scientific advisors and support staff who hold options issued under the ESOP.

Information with respect to the number of options granted under the ESOP is as follows:

	Year to June 30, 2008		Year to June 30, 2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(A$)		(A$)
Balance at beginning of period	7,359,500	0.54	6,879,500	0.54
- granted	14,116,500	1.00	1,000,000	0.64
- forfeited	(145,000)	1.02	—	—
- exercised	(910,000)	0.50	(520,000)	0.37
Balance at end of period	20,421,000	0.88	7,359,500	0.54
Exercisable at end of period	7,779,500	0.52	5,544,500	0.53

Share options issued under ESOP and outstanding at the end of the year have the following exercise prices:

Expiry date	Exercise price $		Outstanding 2008	Outstanding 2007
March 24, 2010	1.08	#	300,000	400,000
March 24, 2010	0.83	#	190,000	215,000
March 24, 2010	0.57	#	269,500	269,500
March 24, 2010	0.50		—	300,000
March 24, 2010	0.49	#	350,000	350,000
March 24, 2010	0.43	#	3,520,000	3,550,000
March 24, 2010	0.36	#	275,000	275,000
May 7, 2010	0.78	#	400,000	400,000
June 27,2010	0.68	#	1,000,000	1,000,000
June 6, 2012	0.50		—	600,000
November 26, 2012	0.95		2,262,500	—
November 26, 2012	0.80		25,000	—
November 26, 2012	0.63		90,000	—
November 26, 2012	0.47		100,000	—
November 26, 2012	0.45		300,000	—
November 26, 2012	0.41		300,000	—
November 27, 2012	1.22		600,000	—
November 27, 2012	0.41		250,000	—
November 30, 2012	1.11		4,660,000	—
November 30, 2012	1.04		600,000	—
November 30, 2012	0.92		15,000	—
November 30, 2012	0.91		500,000	—
November 30, 2012	0.82		64,000	—
November 30, 2012	0.79		500,000	—
March 26, 2013	1.22		2,100,000	—
March 26, 2013	1.16		250,000	—
March 26, 2013	1.11		1,500,000	—

Note: Exercise prices marked # have been reduced by 7 cents reflecting the demerger capital reduction approved by shareholders at the AGM on November 28, 2007. This reduction does not give rise to an alteration in fair value of the award as at the modification date and therefore no incremental expense in relation to these awards is to be recognised.

Under Australian Corporate Law all options granted under ESOP to directors have to be approved by shareholders at General Meeting prior to issue.

The following table summarises information about options issued to Dr Greg Collier

Number of options	Grant date	Last Vesting date	Expiry date	Exercise price $

100,000	March 24,2000	March 24, 2003	March 24, 2010	1.08	#
100,000	March 8, 2001	March 8, 2004	March, 2010	0.83	#
300,000	November 28, 2002	November 28, 2002	March 24, 2010	0.50
300,000	November 21, 2003	November 21, 2003	December 26, 2006	0.30
1,000,000	June 21, 2004	June 21, 2004	March 24, 2010	0.50
1,000,000	June 21, 2004	June 21, 2006	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2007	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2008	March 24, 2010	0.50
600,000	November 28, 2007	November 27, 2011	November 27, 2012	1.22
600,000	March 27, 2008	March 26, 2012	March 26, 2013	1.22

Following shareholder approval 1,200,000 options were issued to Dr G Collier in 2007/2008. 600,000 on November 28, 2007 and 600,000 on March 27, 2008. No options were issued to Dr Collier during the year ended June 30, 2007.

No options previously issued to Dr Collier were exercised during the year ended June 30, 2008. (2007: 400,000. The market price for the company’s ordinary fully paid share at the date these options were issued was 58 cents for 300,000 and 80 cents for 100,000.)

The following share options issued to Dr Greg Collier remain outstanding at the end of the year -

Number of options	Grant date	Last Vesting date	Expiry date	Exercise price $

100,000	March 24,2000	March 24, 2003	March 24, 2010	1.08	#
100,000	March 8, 2001	March 8, 2004	March, 2010	0.83	#
300,000	November 28, 2002	November 28, 2002	March 24, 2010	0.43	#
900,000	June 21, 2004	June 21, 2004	March 24, 2010	0.43	#
1,000,000	June 21, 2004	June 21, 2006	March 24, 2010	0.43	#
500,000	June 21, 2004	June 21, 2007	March 24, 2010	0.43	#
500,000	June 21, 2004	June 21, 2008	March 24, 2010	0.43	#
600,000	November 28, 2007	November 27,2011	November 27, 2012	1.22
600,000	March 27, 2008	March 26, 2012	March 26, 2013	1.22

The fair value of the options issued to Dr Collier are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of these options-

Grant Date	Dividend Yield %	Expected Volatility %	Risk-free Interest rate %	Expected Life (years)	Exercise Price $	Share Price at Grant Date $
March, 2000	0.0	75.00	6.06	10.00	1.15	1.75
March, 2001	0.0	75.00	6.06	9.00	0.90	1.28
November, 2002	0.0	85.00	5.52	7.33	0.50	0.26
November, 2003	0.0	65.00	5.77	3.0	0.30	0.53
June, 2004	0.0	65.00	5.77	5.75	0.50	0.54
November, 2007	0.0	55.00	6.5	5	1.22	0.94
March, 2008	0.0	55.00	6.5	5	1.22	0.80

When calculating the expected life of the options it is assumed the options will not be exercised until the expiry date.

The expected volatility rates used reflect the assumption that historical volatility is indicative of future trends and may not necessarily be the actual outcome.

The following table summarises information about options issued to Dr Dennis Brown

Number of options	Grant date	Last Vesting date	Expiry date	Exercise price $

250,000	November 28, 2007	November 28, 2007	November 27, 2012	0.41
1,500,000	March 27, 2008	March 26, 2012	March 26, 2013	1.11

Following shareholder approval 1,750,000 options were issued to Dr Drown in 2007/2008. 250,000 on November 28, 2007 and 1,500,000 on March 27, 2008. No options were issued to Dr Brown previously.

No options issued to Dr Brown have been exercised.

The fair value of the options issued to Dr Brown are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of these options-

Grant Date	Dividend Yield %	Expected Volatility %	Risk-free Interest rate %	Expected Life (years)	Exercise Price $	Share Price at Grant Date $
November, 2007	0.0	55.00	6.5	5	0.41	0.94
March, 2008	0.0	55.00	6.5	5	1.11	0.80

When calculating the expected life of the options it is assumed the options will not be exercised until the expiry date.

The expected volatility rates used reflect the assumption that historical volatility is indicative of future trends and may not necessarily be the actual outcome.

The following table summarises information about options issued to Dr Julie Cherrington

Number of options	Grant date	Last Vesting date	Expiry date	Exercise price $

250,000	March 27, 2008	March 26, 2011	March 26, 2013	1.16

Following shareholder approval 250,000 options were issued to Dr Cherrington on March 27, 2008. No options were issued to Dr Cherrington previously.

No options issued to Dr Cherrington have been exercised.

The fair value of the options issued to Dr Cherrington are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of these options-

Grant Date	Dividend Yield %	Expected Volatility %	Risk-free Interest rate %	Expected Life (years)	Exercise Price $	Share Price at Grant Date $
March, 2008	0.0	55.00	6.5	5	1.16	0.80

When calculating the expected life of the options it is assumed the options will not be exercised until the expiry date.

The expected volatility rates used reflect the assumption that historical volatility is indicative of future trends and may not necessarily be the actual outcome.

The following table summarises information about options issued to each of Mr Brett Heading, Mr Elmar Schnee, Mr Dan Janney, Dr Geoff Brook, Dr George Morstyn and Mr Don Santel

Number of options	Grant date	Last Vesting date	Expiry date	Exercise price $

250,000	March 27, 2008	March 26, 2010	March 26, 2013	1.22

Following shareholder approval 250,000 options each were issued to Mr Heading, Mr Schnee, Mr Janney, Dr Brook, Dr Morstyn and Mr Santel on March 27, 2008. No options were issued to Mr Heading, Mr Schnee, Mr Janney, Dr Brook, Dr Morstyn or Mr Santel previously.

None of these options have been exercised.

The fair value of the options issued are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of these options-

Grant Date	Dividend Yield %	Expected Volatility %	Risk-free Interest rate %	Expected Life (years)	Exercise Price $	Share Price at Grant Date $
March, 2008	0.0	55.00	6.5	5	1.22	0.80

When calculating the expected life of the options it is assumed the options will not be exercised until the expiry date.

The expected volatility rates used reflect the assumption that historical volatility is indicative of future trends and may not necessarily be the actual outcome.

During the year ended June 30, 2008 a total of $3,364,695 was recognised in the Income Statement as share based expenditure (2007: $436,477)

ESOP options granted as equity compensation benefits to key management personnel during the financial year are disclosed below.

The options were issued free of charge.  Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at exercise prices set out in the table below.

The options may only be exercised after the first exercise date and before the expiry date as set out in the table below:

			Terms & Conditions for Each Grant
	Vested Number	Granted Number	Grant date	Fair Value per option at grant date ($)	Exercise Price per share($)	First Exercise Date	Expiry Date
2007/2008
Non-executive Directors
B Heading	100,000	250,000	March 27	0.35	1.22	27/3/2008	26/3/2013
E Schnee	100,000	250,000	March 27	0.35	1.22	27/3/2008	26/3/2013
D Janney	100,000	250,000	March 27	0.35	1.22	27/3/2008	26/3/2013
Dr. G Brooke	100.000	250,000	March 27	0.35	1.22	27/3/2008	26/3/2013
Dr. G Morstyn	100,000	250,000	March 27	0.35	1.22	27/3/2008	26/3/2013
D Santel	100,000	250,000	March 27	0.35	1.22	27/3/2008	26/3/2013
Dr. J Cherrington	100,000	250,000	March 27	0.36	1.16	27/3/2008	26/3/2013
Executive Directors
Dr. G Collier	—	600,000	November 28	0.45	1.22	27/11/2008	27/11/2012
		600,000	March 27	0.35	1.22	26/3/2009	26/3/2013
Dr. D Brown	250,000	250,000	November 28	0.70	0.41	28/11/2007	27/11/2012
		1,500,000	March 27	0.37	1.11	26/3/2009	26/3/2013
Key Management
Dr.J. Campbell	300,000	300,000	November 27	0.74	0.45	27/11/2007	26/11/2012
		1,200,000	December 1	0.51	1.11	1/12/2008	30/11/2012
E. Merrigan	100,000	100,000	November 27	0.73	0.47	27/11/2007	26/11/2012
		1,500,000	December 1	0.51	1.11	1/12/2008	30/11/2012
Dr. A. Craig	—	2,262,500	November 27	0.61	0.95	30/6/2009	26/11/2012
T. Herbert	150,000	150,000	November 27	0.75	0.41	27/11/2007	26/11/2012
		400,000	December 1	0.51	1.11	1/12/2008	30/11/2012
E. Humphriss	90,000	90,000	November 27	0.66	0.63	27/11/2007	26/11/2012
		500,000	December 1	0.51	1.11	1/12/2008	30/11/2012
L. Staiger	—	500,000	June 6	0.53	0.79	1/12/2008	30/11/2012
T. Trapp	100,000	500,000	June 6	0.49	0.91	1/12/2008	30/11/2012
P. Lynch	—	400,000	June 6	0.46	1.04	1/12/2008	30/11/2012

Under IFRS these fair values are recognized as expenses in the financial statements when the options were granted after 7 November 2002 and vested after 1 July 2005.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major shareholders

As at November 30, 2008 the Company had knowledge of the following ownership interest (direct and beneficial) of 5% or greater in its ordinary shares:

Shareholder	Number of shares held	% of issued shares
Berne No 132 Nominees Pty Ltd	41,067,906	17.1%
Stragen International N.V.	37,235,343	15.5%
Merck Santé	20,569,550	8.6%
GBS Venture Partners Ltd	18,453,883	7.7%
Queensland Investment Corporation	14,283,153	6.0%
Dr. Dennis M. Brown	13,876,552	5.8%

Berne No 132 Nominees Pty Ltd, which became a shareholder during fiscal 2007, held 37,009,671 (19.8%) at October 30, 2007 shares on behalf of Alta Partners, a US based biotech investment manager.

Merck Santé held 18,793,750 (10.1%) and 18,793,750 shares (12.4%) at August 31, 2006

GBS Venture Partners Ltd is an Australian based biotech venture capital company which became a shareholder during fiscal 2007 held 16,629,765 shares (8.9%) at October 30, 2007.

Queensland Investment Corporation is wholly owned by the Government of the State of Queensland in the Commonwealth of Australia. Queensland Investment Corporation held 15,158,424 shares (8.1%) at October 30, 2007 and 15,158,424 shares (10.0%) at August 31, 2006.

Following the merger with Chemgenex Therapeutics Inc. in 2004 Dennis Brown held 13,876,552 (7.4%) at October 30, 2007 and 14,398,297 shares (9.5%) at August 31, 2006.

Kinetic Investment Partners Limited is an Australian based biotech investment manager which became a shareholder in fiscal 2007 held 9,459,209 shares (5.1%) at October 30, 2007 and ceased to be a major shareholder in fiscal 2008.

At November 30, 2008 calculation of major shareholders, the issued share capital of the Company was 239,714,338 ordinary shares.  The major shareholders do not have different voting rights.

At November 30, 2008, the directors of the Company controlled ordinary shares representing approximately 54.8% of the Company’s outstanding share capital, as follows:

Directors	Number of shares held

Brett Heading	110,000
Dr. Gregory Collier	—
Elmar Schnee	20,609,550
Dr. Dennis Brown	13,876,552
Dr.Geoff Brooke	18,453,883
Dan Janney	41,067,906
Dr. George Morstyn	—
Don Santel	—
Dr. Julie Cherrington	—
Jean-Luc Tetard	37,235,343
Total	131,532,234

Key Executives	Number of shares held

Dr. James Campbell	5,500
Tina Herbert	760,027
Eric Merrigan	55,000
Total	820,527

As far as is known to the Company and subject to the disclosure provided under Item 8B.  “Financial information — Significant Changes” the Company is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change of its control.

B.                                    Related party transactions

Legal services were provided by McCullough Robertson lawyers, a legal firm of which Mr. Brett Heading is a partner. The value of legal services provided by McCullough Robertson lawyers was $173,111 during the year ended June 30, 2008. During the three months from July to September 2008, the value of legal services provided by McCullough Robertson was $46,928.

Mr. Brett Heading is a director of two companies that are the joint holders of 5% of the shares of Global Markets Capital Group LLC (“GMCG”) that provided no advisory and consulting services to the company during the year ended June 30, 2008 but provided services to the value of $200,483 (including share-based compensation of $165,924) during the year ended June 30, 2007. Mr Heading has no beneficial interest in these shareholders.

As an individual investor, Mr. Brett Heading holds 110,000 shares in the Company.

Mr. Elmar Schnee is a director of Merck Santé which holds 20,569,550 shares and 4,439,308 options exercisable at A$1.25 expiring March 12, 2010 in the Company. As an individual investor Mr. Schnee holds 40,000 shares in the Company. Merck Santé is party to research and development and commercialization agreements with the Company’s previously 100% owned subsidiary Autogen Research Pty Ltd.  Under existing agreements Merck Santé was not due to provide, and has not provided research and development funding to ChemGenex Pharmaceuticals Limited or any of its subsidiaries since fiscal 2007.

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

B.                                    Significant changes

On July 23, 2008, following shareholder approval at an Extraordinary General Meeting held on July 22, 2008, the Company issued 37,235,343 ordinary fully paid shares to Stragen International N.V. The shares were issued as a condition to an Intellectual Property Assignment Deed under which the Company obtained full commercial control of omacetaxine mepesuccinate (formerly known as Ceflatonin) in Europe.

On August 5, 2008 Mr Jean-Luc Tétard, President of Stragen Pharma SA, became a director of the Company.

On September 17, 2008 the Company announced the placement of 15,216,153 ordinary fully paid shares at 85 cents each, raising a total of $12,933,730.These funds will be applied to the continued clinical trial program for omacetaxine.

On October 13, 2008 the Company announced that 150,568 shares had been issued under a Share Placement Programme to existing shareholders on the same terms as the issue on September 17, 2008. These issues brought the total fully paid ordinary shares issued by Company to 239,714,338.

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

Annual high and low market price of ordinary shares and average daily trading volume on ASX for last five full fiscal years

		High (A$)	Low (A$)	Ave. daily trading volume

2008	July 1, 2007 to June 30, 2008	1.20	0.72	101,666
2007	July 1, 2006 to June 30,2007	1.15	0.36	308,041
2006	July 1, 2005 to June 30, 2006	0.72	0.37	71,880
2005	July 1, 2004 to June 30, 2005	0.80	0.43	95,048
2004	July 1, 2003 to June 30, 2004	0.84	0.25	247,578

Quarterly high and low market price of ordinary shares and average daily trading volume for last two full fiscal years and beyond

		High	Low	Ave. daily trading volume
		(A$)	(A$)
Fiscal 2009	September quarter	1.20	0.71	72,233
Fiscal 2008	June quarter	1.14	0.81	107,414
	March quarter	1.05	0.71	87,582
	December quarter	1.20	0.95	102,408
	September quarter	1.13	0.72	109,260
Fiscal 2007	June quarter	1.15	0.78	171,743
	March quarter	0.85	0.57	765,478
	December quarter	0.66	0.45	183,772
	September quarter	0.55	0.36	121,669

Monthly high and low market price of ordinary shares and average daily trading volume for last six months

	High	Low	Ave. daily trading volume
	(A$)	(A$)
November 2008	0.60	0.41	135,529
October 2008	0.77	0.45	53,757
September 2008	0.99	0.71	44,486
August 2008	1.05	0.95	80,824
July 2008	1.20	0.93	89,824
June 2008	1.14	0.90	205,730

As at December 12, 2008 the ordinary shares closed at AUD0.455.

At December 12, 2008 the Company had 239,714,338 ordinary shares issued and outstanding. The shares are without par value. See Item 10B Memorandum and articles of incorporation for a detailed description of the rights attaching to the shares. Also see Item 12A. “American Depositary Shares” for a description of the rights attaching to the ADR.

As of November 30, 2008 approximately 10.1 million of the Company’s ordinary shares (CXS), 4.2% of the total ordinary shares issued and outstanding, were held by 83 U.S. residents (based solely on their addresses).

As of November 30, 2008 approximately 956,000 of the Company’s listed AUD1.25 options (CXSO), 4.3% of the total listed AUD1.25 options issued and outstanding, were held by 16 U.S. residents (based solely on their addresses).

As of November 30, 2008 none of the Company’s listed AUD0.75 options (CXSOA) were held by U.S. residents (based solely on their addresses).

On December 10, 2002 the Company established a Level 1 ADR program, in which the ordinary shares trade in the form of ADSs, which are evidenced by American Depositary Receipts or ADRs, issued by The Bank of New York, as Depositary, and registered on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.

The Company’s Level 1 ADR program was upgraded to a Level 2 program on June 28, 2005, in connection with the Company’s listing on the NASDAQ Capital Market. One American Depositary Share (“ADS”) represents fifteen ordinary shares.

As of December 12, 2008, there were 47,102 ADRs outstanding.

Annual high and low market price ADR’s and average daily trading volume on NASDAQ for full fiscal years since listing

		High (US$)	Low (US$)	Ave. daily trading volume

2008	July 1, 2007 to June 30, 2008	25.75	8.58	1017
2007	July 1, 2006 to June 30, 2007	14.50	3.85	527
2006	July 1, 2005 to June 30, 2006	8.55	4.12	1,588

Quarterly high and low market price of ADRs and average daily trading volume since NASDAQ listing

		High (US$)	Low (US$)	Ave. daily trading volume
Fiscal 2009	September quarter	24.00	13.00	603
	June quarter	25.75	11.03	1,956
	March quarter	15.03	10.25	718
	December quarter	16.99	12.45	606
	September quarter	15.14	8.58	786
Fiscal 2007	June quarter	14.50	9.20	913
	March quarter	9.80	7.00	587
	December quarter	7.90	5.10	408
	September quarter	5.61	3.85	202
Fiscal 2006	June quarter	8.25	4.12	497
	March quarter	7.57	5.15	1,243
	December quarter	8.48	5.49	3,749
	September quarter	8.55	6.00	863

Monthly high and low market price ADRs and average daily trading volume for the last six months

	High (US$)	Low (US$)	Ave. daily trading volume
November 2008	16.95	14.20	147
October 2008	19.50	12.50	191
September 2008	21.45	13.00	500
August 2008	22.14	13.73	476
July 2008	24.00	19.00	823
June 2008	25.75	14.50	4,781

As at December 12, 2008 ADRs on the NASDAQ Capital Market closed at US$15.88

B.                                    Plan of distribution

Not applicable.

C.                                    Markets

The Company’s ordinary shares were listed on the ASX on July 10, 1986. The ASX is the principal trading market for the ordinary shares.

The Company’s ADRs were listed on the NASDAQ Capital Market on June 28, 2005. Each ADR evidences 15 ordinary shares.

D.                                    Selling shareholders

Not applicable.

E.                                      Dilution

Not applicable.

F.                                      Expenses of the issue

Not applicable.

ITEM 10.                                              ADDITIONAL INFORMATION

A.                                                            Share capital

At November 31, 2008 the Company had the following issued securities:

239,714,338 ordinary fully paid shares,

22,153,637 listed options expiring on March 12, 2010 and exercisable at $1.18,

10,950,166 listed options expiring on February 8, 2012 and exercisable at $0.68, and

21,341,896 unlisted ESOP options with various exercise prices, expiry dates and vesting conditions.

Details of listed securities are included as Note 18 in the attached financial statements.

Details of unlisted ESOP options are included as Note 15 in the attached financial statements.

B.                                    Memorandum and articles of incorporation

Incorporated by reference to the Company’s Registration Statement on Form 20-F (file no. 0-51373) filed with the Commission on June 23, 2005.

C.                                    Material contracts

Other than those relating to the ordinary course of business no contracts have been entered into by the Company within two years immediately preceding the date of this document.

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

Takeovers Act

There are no limitations, either under the laws of Australia or under the Constitution of ChemGenex Pharmaceuticals Limited, to the right of non-residents to hold or vote the Company’s ordinary shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non-Australian residents, including U.S. residents, to hold ordinary shares but does not affect the right to vote, or any other rights associated with any ordinary shares held in compliance with its provisions. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition. At November 31, 2008, approximately 15.9% of the Company’s fully paid outstanding ordinary shares were held by shareholders with addresses outside Australia. In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company. However, there are no other statutory or regulatory provisions of Australian law or ASX requirements that restrict foreign ownership or control of the Company.

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

Subject to certain exceptions for short-term and hedged positions, a dividend a noncorporate U.S. Holder receives on an ADR before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.”  A dividend will be a qualified dividend if (a) the dividend is paid on an ordinary share and the ordinary shares are readily tradable on an established securities market in the United States and (b) the dividend is paid on an ADR or an ordinary share and the Company is eligible for benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a PFIC. The ADRs will be listed on the NASDAQ Capital Market, which should constitute an established securities market in the United States. In any event, the Treaty satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, the Company should be a resident of Australia entitled to the benefits of the Treaty. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its June 30, 2007 and June 30. 2008 taxable years, nor does it anticipate being classified as a PFIC for its June 30, 2009 taxable year. However, because the determination of whether the Company is a PFIC is based upon the composition of the income and assets from time to time, there can be no assurances that the Company will not become a PFIC for any future taxable year. In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if the Company were a PFIC in a year while a U.S. Holder held an ADR or ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ADR or ordinary share, the ADR or ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years. Even if the Company has not been a PFIC in any prior year and is not currently a PFIC, because the composition of the Company’s income and assets will vary over time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. U.S. Holders of ADRs and ordinary shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its June 30, 2007 and June 30, 2009 taxable years, nor does it anticipate being classified as a PFIC for its June 30, 2009 taxable year. However, given that the determination of PFIC status involves the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.

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

In lieu of a QEF election, a U.S. Holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. Holder’s adjusted basis in the stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years.  A U.S. Holder’s adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election.  If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election.  A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a national securities exchange that is registered with the SEC or on a designated national market system or on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. NASDAQ (which should include the NASDAQ Capital Market) is a qualified exchange within the meaning of the applicable Treasury regulations. The ADRs will be listed on the NASDAQ Capital Market. Thus, the ADRs should be considered “marketable stock” for this purpose.

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

F.             Dividends and paying agents

Not applicable

G.            Statement by experts

Not applicable

H.            Documents on display

This Annual Report on Form 20-F and any related documents may be inspected by investors at the Company’s headquarters at Level 4, 199 Moorabool Street, Geelong,, Victoria, Australia or at the public reference room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549, at prescribed rates.  The Company is subject to the information requirements of the U.S.  Securities Exchange Act of 1934, as amended, and, in accordance therewith, is required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission in electronic form.  More information concerning the public reference room of the SEC can be obtained by calling the SEC at 1-800-SEC-0330.  The SEC filings of the Company are available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.  The Company also maintains a website at www.chemgenex.com.  Information on the Company’s website and websites linked to it do not constitute part of this Annual Report.

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

The following table shows the sensitivity of the Company’s 2007/2008 earnings as a result of an appreciation or depreciation in the value of the June 30, 2008 exchange rate of the Australian dollar against the US dollar (for commitments for expenditure existing at June 30, 2008).

	A$ Depreciation				A$ Appreciation
	-15%	-10%	-5%	0%	5%	10%	15%
US $	(1,106,247)	(636,929)	(368,749)	—	368,749	636,929	1,106,247

The following table shows the sensitivity of the Company’s 2006/2007 earnings as a result of an appreciation or depreciation in the value of the June 30, 2007 exchange rate of the Australian dollar against the US dollar (for commitments for expenditure existing at June 30, 2007).

	A$ Depreciation				A$ Appreciation
	-15%	-10%	-5%	0%	5%	10%	15%
US $	(528,314)	(334,599)	(193,715)	—	193,715	334,599	528,314

Details of the Company’s approach to financial risk management is set out in Note 19 of the attached financial statements.

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

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

As of 30 June 2008 (the “Evaluation Date”), our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act. Based on that evaluation, we concluded that, as of the Evaluation Date, our disclosure controls and procedures were sufficient to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

B.            Management’s Annual Report on Internal Control over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our system of internal control over financial reporting was designed to provide reasonable assurance to our management and Audit Committee of the reliability of our financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Our Board of Directors conducted an evaluation of the effectiveness of our internal control over financial reporting as of 30 June 2008 based on the framework in Internal Control—Integrated Framework, which is issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Based on this criteria, our management concluded that, as of 30 June 2008, our internal control over financial reporting was effective.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures which may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

C.            Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of ChemGenex Pharmaceuticals Limited

We have audited ChemGenex Pharmaceuticals Limited ‘s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ChemGenex Pharmaceutical Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ChemGenex Pharmaceutical Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ChemGenex Pharmaceuticals Limited as of June 30, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2008 of ChemGenex Pharmaceuticals Limited and our report dated December 23, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Ernst & Young

Melbourne, Australia

December 23, 2008

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

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Donald Santel, an independent member of its Board of Directors and a member of its Audit Committee, is an audit committee financial expert within the meaning of the Sarbanes-Oxley and related regulations.

ITEM 16B.            CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of the Company’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. The Code can be downloaded at our website (www.chemgenex.com). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code. If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2008, no such amendment was made or waiver granted

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

For purposes of this Form 20-F Annual Report and other SEC filings, the Company’s independent registered public accounting firm is Ernst & Young.  For statutory reporting purposes and filings with the ASX and ASIC in Australia, the Company’s auditor is Ernst & Young.

The following table sets forth the fees billed to us by our statutory auditor, Ernst & Young, for the years ended June 30, 2008, 2007, and 2006, respectively:

Ernst & Young	2008	2007	2006
Audit fees	358,500	269,435	212,325
Tax fees	116,593	—	—
All other fees	—	—	—
Total	475,093	269,435	212,325

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services-

$
Taxation advice relating Demerger Class ruling	106,593
International taxation advice	10,000
116,593

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

Intellectual Property Assignment Deed between ChemGenex Pharmaceuticals Limited and Stragen Group Companies dated May 29, 2008.

3.1   Service Contracts of Directors

(a)                                  Employment Agreement of  Dr. Gregory R. Collier dated July 1, 2007.

(b)                                 Employment Agreement of Dr. Dennis M. Brown dated November 30, 2007.

3.2                                Other Contracts

(a)

Sponsored Clinical Study Agreement dated April 14, 2003 between The University of Texas M.D. Anderson Cancer Center and ChemGenex Therapeutics, Inc., as amended by Amendment No. 1 dated November 18, 2004.* #

(b)	Research, Licence and Commercialisation Agreement dated April 21, 2005 between ChemGenex Pharmaceuticals Limited and Deakin University. #

(c)	HHT Development and Commercialisation Agreement dated June 27, 2005 between ChemGenex Pharmaceuticals Limited, Stragen Investment B.V. and Stragen Pharma S.A.*+

(d)	HHT Supply and Distribution Agreement dated June 27, 2005 between ChemGenex Pharmaceuticals Limited and Stragen Investment B.V.*+

12.01	Certification by the Company’s Chief Executive Officer required by Item 15.

12.02	Certification by the Company’s Chief Financial Officer required by Item 15.

13.01	Certification pursuant to 18 U.S.C. Section 1350.

13.02	Certification pursuant to 18 U.S.C. Section 1350.

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

CHEMGENEX PHARMACEUTICALS LIMITED

/s/ Greg Collier
By:	Greg Collier
Name:	Greg Collier
Title:	Chief Executive Officer and Managing Director
Date:	December 30, 2008

CHEMGENEX PHARMACEUTICALS LIMITED— IFRS FINANCIAL STATEMENTS

CHEMGENEX PHARMACEUTICALS LIMITED— IFRS FINANCIAL STATEMENTS

Income Statement

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of ChemGenex Pharmaceuticals Limited

We have audited the accompanying consolidated balance sheets of ChemGenex Pharmaceuticals Limited and its controlled entities (the Company) as of June 30, 2008 and 2007, and the related consolidated income statements, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ChemGenex Pharmaceuticals Limited and its controlled entities at June 30, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ChemGenex Pharmaceuticals Limited’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 23, 2008 expressed an unqualified opinion thereon.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As more fully described in Note 2, the Company has incurred recurring operating losses and negative cash flows from operating activities.  To fund the expected levels of operating expenditures, the Company will require additional sources of capital.  While the Company has previously been successful in raising additional capital, there can be no assurance that it will be able to raise sufficient capital to continue its operations.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters also are discussed in Note 2.  The 2008 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young
Ernst & Young

Melbourne, Australia
December 23, 2008

CHEMGENEX PHARMACEUTICALS LIMITED— IFRS FINANCIAL STATEMENTS

Income Statement

FOR THE YEAR ENDED JUNE 30	Notes	2008	2007	2006
		A$	A$	A$
Continuing Operations

Revenue

Finance income	5(b)	1,055,093	862,096	241,634
		1,055,093	862,096	241,634
Research expenditure	5(d)	(9,233,641)	(4,320,602)	(3,325,103)
Gross loss		(8,178,548)	(3,458,506)	(3,083,469)

Other income	5(a)	1,648,681	815,637	—
Administration costs		(1,824,775)	(1,645,590)	(892,857)
Employee benefits expense	5(c)	(7,298,615)	(2,517,915)	(2,710,341)
Patent expense		(406,783)	(310,189)	(232,433)
Legal expense		(210,971)	(66,434)	(114,416)
Depreciation	12	(113,773)	(271,344)	(272,198)
Travel expense		(445,703)	(101,409)	(152,751)
Accounting and audit expense		(568,228)	(298,526)	(380,259)
Loss from continuing operations before tax		(17,398,715)	(7,854,276)	(7,838,724)
Income tax (expense)/benefit	6	34,542	(321,504)	—
Loss from continuing operations after tax		(17,364,173)	(8,175,780)	(7,838,724)
Discontinued Operations
Profit/(loss) from discontinued operations after income tax	4(b)	10,944,247	(3,525,139)	(2,530,995)
Loss attributable to members of the parent		(6,419,926)	(11,700,919)	(10,369,719)

Continuing Operations
Basic loss per share (cents per share)	7	(9.30)	(5.04)	(6.66)
Diluted loss per share (cents per share)	7	(9.30)	(5.04)	(6.66)

Discontinued Operations
Basic loss per share (cents per share)	7	5.86	(2.17)	(2.15)
Diluted loss per share (cents per share)	7	4.55	(2.17)	(2.15)

Net Loss attributable to members of the Parent
Basic loss per share (cents per share)	7	(3.44)	(7.21)	(8.81)
Diluted loss per share (cents per share)	7	(3.44)	(7.21)	(8.81)

CHEMGENEX PHARMACEUTICALS LIMITED— IFRS FINANCIAL STATEMENTS

Balance Sheet

AS AT JUNE 30	Notes	2008	2007
		A$	A$
CURRENT ASSETS
Cash and cash equivalents	9	10,081,629	25,366,562
Trade and other receivables	10	—	18,000
Prepayments		575,936	363,251
TOTAL CURRENT ASSETS		10,657,565	25,747,813
NON-CURRENT ASSETS
Investment in controlled entities	11	—	—
Plant and equipment	12	355,462	81,546
Intangible assets and goodwill	13	16,931,750	16,931,750
TOTAL NON-CURRENT ASSETS		17,287,212	17,013,296
TOTAL ASSETS		27,944,777	42,761,109

CURRENT LIABILITIES
Trade and other payables	16	3,061,974	2,445,238
Deferred revenue		—	165,688
Employee entitlements	17	302,510	231,284
Provision for income tax		—	16,079
TOTAL CURRENT LIABILITIES		3,364,484	2,858,289
NON-CURRENT LIABILITIES
Employee entitlements	17	70,927	33,222
TOTAL NON-CURRENT LIABILITIES		70,927	33,222
TOTAL LIABILITIES		3,435,411	2,891,511

NET ASSETS		24,509,366	39,869,598
EQUITY
Equity attributable to equity holders of the parent
Issued capital	18	108,999,144	120,773,060
Retained losses		(99,143,847)	(92,723,921)
Other reserves	18	14,654,069	11,820,459
TOTAL EQUITY		24,509,366	39,869,598

CHEMGENEX PHARMACEUTICALS LIMITED— IFRS FINANCIAL STATEMENTS

Cash Flow Statement

FOR THE YEAR ENDED JUNE 30	Notes	2008	2007	2006
		A$	A$	A$
CASH FLOWS FROM OPERATING ACTIVITIES

Government grants received		1,545,326	655,809	—
Service agreement income received		66,000	—	—
VAT refund received	5(a)	64	1,911	—
Revenue from discontinued operation	4(b)	195,688	610,401	2,055,388
Payments to suppliers and employees		(17,806,859)	(12,422,412)	(10,541,006)

NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	9	(15,999,781)	(11,154,291)	(8,485,618)

CASH FLOWS FROM INVESTING ACTIVITIES

Interest received	5(b)	1,055,093	862,096	241,634
Cash provided for demerger of Autogen Research Pty Ltd	4	(150,000)	—	—
Purchase of plant and equipment	12	(387,689)	(24,070)	(13,996)
NET CASH FLOWS FROM INVESTING ACTIVITIES		517,404	838,026	227,638

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issues of shares	18	726,084	21,260,131	15,723,021
Transaction cost of issue of shares	18	—	(379,686)	(423,297)
NET CASH FLOWS FROM FINANCING ACTIVITIES		726,084	20,880,445	15,299,724

Net increase/(decrease) in cash and cash equivalents		(14,756,293)	10,564,180	7,041,744
Net foreign exchange difference		(528,640)	(751,314)	—
Cash and cash equivalents at beginning of period		25,366,562	15,553,696	8,511,952
CLOSING CASH CARRIED FORWARD	9	10,081,629	25,366,562	15,553,696

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Statement of Changes in Equity

			Reserves
		Issued	Option	Foreign Currency	Equity	Retained	Total
FROM JULY 1, 2005 TO JUNE 30, 2008		Capital	Premium	Translation	Options	Losses	Equity
		$	$	$	$	$	$
At June 30,2005		84,592,891	10,866,878	—	428,962	(70,653,283)	25,235,448
Loss for year to June 30, 2006						(10,369,719)	(10,369,719)
Total income and expense for period						(10,369,719)	(10,369,719)
Issue of share capital		15,723,021					15,723,021
less cost of issue		(423,297)					(423,297)
Share-based payments					839,456		839,456
At June 30, 2006		99,892,615	10,866,878	—	1,268,418	(81,023,002)	31,004,909
Foreign Exchange Translation				(751,314)			(751,314)
Loss for year ended June 30, 2007						(11,700,919)	(11,700,919)
Total income and expense for the period				(751,314)		(11,700,919)	(12,452,233)
Issue of share capital	(i)	21,260,131					21,260,131
less cost of issue		(379,686)					(379,686)
Share-based payments	15				436,477		436,477
At June 30, 2007		120,773,060	10,866,878	(751,314)	1,704,895	(92,723,921)	39,869,598
Foreign Exchange Translation				(528,640)			(528,640)
Loss for year ended June 30, 2008						(6,419,926)	(6,419,926)
Total income and expense for period				(528,640)		(6,419,926)	(6,948,566)
Issue of share capital	(i)	726,084	(2,445)				723,639
Share-based payments					3,364,695		3,364,695
In specie capital reduction	(i)	(12,500,000)					(12,500,000)
At June 30,2008		108,999,144	10,864,433	(1,279,954)	5,069,590	(99,143,847)	24,509,366

(i)            Refer Note 18 for details of issues of share capital during the years ended June 30, 2008, 2007 and 2006.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

1. CORPORATE INFORMATION

The financial report of ChemGenex Pharmaceuticals Limited (“ChemGenex” or “Company” or “Group”) for the year ended June 30, 2008 was authorised for issue in accordance with a resolution of the directors on August 26, 2008.

ChemGenex is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (“ASX”) and are traded as Level 2 American Depository Receipts (“ADRs”) on the NASDAQ Stock Market.

The nature of the operations and principal activities of ChemGenex are described in note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                                 Basis of accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The financial report has also been prepared on a historical cost basis.

The financial report is presented in Australian dollars.

(b)                                 Inherent uncertainty regarding going concern

The consolidated financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.  Based on anticipated cash flow requirements of the Company’s existing research and development activities, the directors consider that the Company will have sufficient funds to support existing operations to mid 2009.

In common with biotechnology and drug development companies the Company’s operations are subject to considerable risks and significant uncertainty due primarily to the nature of the development and commercialisation undertaken. To allow the Company to execute its near term and longer term plans, it will be necessary to raise additional capital in the future.

Since commencing biotechnology activities in June 1996 the Company has experienced recurring net losses and negative cash flows from operations. At June 30, 2008, the Company had accumulated losses of $99,942,834 and recorded a net loss of $6,419,926 and negative cash flows from operations of $15,999,781 for the year ended June 30, 2008. These factors cast uncertainty on the Company’s ability to continue as a “going concern” for a further 12 months as defined in current accounting standards.

Based on anticipated cash flow requirements of the Company’s existing research and development activities, the Directors consider that the Company will secure sufficient funds to support operations beyond 2008 and will manage the availability of resources over an extended period of time.

The Directors are investigating the opportune time to raise capital and/or enter into licensing/commercialisation arrangements to ensure the Company continues as a going concern. Having regard to the current market conditions and the Company’s development programs, the Directors have established a Board sub-committee to assess strategic alternatives including possible partnership, mergers, acquisitions and capital raising alternatives.

The Company has a strong history of capital raisings however the Directors cannot be certain of the Company’s ability of success in the above initiatives, as these activities are dependent on future events.  From July 1, 1996 it has raised approximately $80.9 million (including $44.4 million since July 1, 2005) from the issue of equity securities. In addition, during this time, the Company has received approximately $26.4 million from its pharmaceutical partners pursuant to collaboration and licensing agreements.

The Directors plan to continue the Company’s and the consolidated entity’s operations on the basis of the matters referred to above, and believe that future fund raising activities and the value of the Group’s existing net assets will generate sufficient funds for the Group to operate in its normal manner.  In the event that such arrangements are not entered into, there is uncertainty whether the Group will continue as a going concern and, therefore, whether the Group will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not continue as a going concern.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(c)                                 Statement of compliance

The financial report complies with Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Certain International Financial Reporting Standards have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended 30 June 2008. The directors’ have assessed the impact of these new or amended standards (to the extent relevant to the group) and interpretations as follows:

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
IFRS 8	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing IAS14 Segment Reporting, which adopts a management reporting approach to segment reporting.	January 1, 2009

IFRS 8 is a disclosure standard so will have no direct impact on the amounts included in the Group’s financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group’s segment disclosures.

July 1, 2009

IAS 1 (Revised)	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards

Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.

January 1, 2009

These amendments are only expected to affect the presentation of the Group’s financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.

July 1, 2009

IFRS 2	Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations

The amendments clarify the definition of ‘vesting conditions’, introducing the term ‘non-vesting conditions’ for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.

			January 1, 2009	The Group has share-based payment arrangements that may be affected by these amendments. However, the Group has not yet determined the extent of the impact, if any.	July 1, 2009

Amendments to International Financial Reporting Standards***	Improvements to IFRSs

The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.

			January 1, 2009 except for amendments to IFRS 5, which are effective from July 1, 2009.	The Group has not yet determined the extent of the impact of the amendments, if any.	July 1, 2009

*designates the beginning of the applicable annual reporting period unless otherwise stated

Adoption of new accounting standard

The Group has adopted IFRS 7 Financial Instruments: Disclosures and all consequential amendments which became applicable on January 1, 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no affect on profit and loss or the financial position of the entity.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(d)                                 Basis of consolidation

The consolidated financial statements comprise the financial statements of ChemGenex Pharmaceuticals Limited (“the Parent”) and its subsidiaries (“the Group”).

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

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred from the Group.The investments in controlled entities are carried at cost in the parent company.

The acquisition of subsidiaries is accounted for using the purchase method of accounting.  The purchase method of accounting involves allocating the cost of a business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

(e)                                 Significant accounting estimates and assumptions

The carrying amount of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimate of the recoverable amount of the cash—generating units to which the goodwill and intangibles with indefinite lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 14.

Share-based payment transactions

The Group measures the cost of share-based payments at fair value at the grant date using the Black-Scholes formula, taking into account the terms and conditions upon which the instruments were granted, as discussed in note 15. Where the vesting date is dependent upon the achievement of a future price for listed ordinary shares a Monte Carlo Model has been used to estimate that future vesting date.

(f)                                   Foreign currencies

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

(g)                                Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. For the purposes of the Cash Flow Statement, cash includes cash and cash equivalents as defined above.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(h)                                Trade and other receivables

Trade receivables, which generally have 30 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for impairment.

Collectibility of trade receivables is reviewed on an ongoing basis. An impairment provision is recognised when there is objective evidence that the Group will not be able to collect the receivable. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

(i)                                   Plant and equipment

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

(j)                                   Research costs

Research costs are expensed as incurred.

(k)                               Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the fair value of identifiable assets, liabilities and contingent liabilities acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. The basis for calculating possible impairment of goodwill is set out in note 14.

Goodwill has not been amortised since the implementation of IFRS on July 1, 2004. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

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

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(l)                                   Impairment of assets

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

Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

 (n)                            Pension and post-employment benefits

The Group makes contributions to external superannuation funds in accordance with existing employment contracts and to meet its obligations under Australian taxation law.

The Group has no liabilities or commitments for post employment benefits for any employee as at June 30, 2008.

 (o)                             Share-based payment transactions

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

The cost of equity-settled transactions provided to employees is measured by reference to the fair value at the date at which they are granted.  The cost of equity-settled transactions provided to suppliers is measured by reference to the date the goods or services are received. The fair value is determined using the Black Scholes option pricing model. Where the vesting date is dependent upon the achievement of a future price for listed ordinary shares a Monte Carlo Model has been used to estimate that future vesting date and the fair value of the share based payment award.

In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the recipients become entitled to the award (‘vesting date’).

The cumulative expense recognised for equity-settled transactions with non-market conditions at each reporting date until vesting date reflects:

(i)            the extent to which the vesting period has expired, and

(ii)         the number of awards that, in the opinion of the directors of the Group, will ultimately vest.

This opinion is formed based on the best available information at balance date.

The cost of equity settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).  No adjustment is made should the vesting conditions not be met.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(p)                                Leases

Leases where the lessor retains substantially all of the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(q)                                Trade and payables

Liabilities for trade creditors and other amounts are carried at cost which is fair value of the consideration to be paid in the future for goods and services, whether or not billed to the Group.

(r)                                 Issued Capital

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

(t)                                  Revenue recognition

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

c) Patent reimbursement

Patent reimbursement comprises amounts received in accordance with partnership agreements for patent costs incurred by the Group in conjunction with specified research projects. The amounts are recognised in ‘other income’ and is recognised when the reimbursable expense is incurred and approved in accordance with the agreement.

d) Government grants

Revenue from government grants is recognised when received and all attaching conditions have been complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

(u)                               Income taxes

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period’s taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance date.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Deferred income tax assets have not been recognised as it is not considered probable that taxable profit will be available against which deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised.

(v)                                 Other taxes

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

(w)                              Reclassifications

Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to the current year representations.

The 2006 and 2007 income statement comparatives have been amended to reflect the discontinued operations.

3. SEGMENT INFORMATION

The economic entity performs biotechnology research, originally in Australia in the field of metabolic syndrome; following the acquisition of ChemGenex Therapeutics Inc. in June 2004 oncology research in the United States of America was added to the group’s operations.

Since the demerger of metabolic syndrome operations in December 2007 (as approved by shareholders at the Annual General Meeting in November 2007) the economic entity’s operations are centered solely on oncology research, at its offices in Menlo Park California, with corporate administration provided from its Head Office in Geelong, Australia.

As the economic entity now operates only in oncology, segmental reporting is no longer considered appropriate.

4. DISCONTINUED OPERATIONS

(a) Details of operations disposed

On October 29, 2007 ChemGenex Pharmaceuticals Limited announced its intention, subject to shareholder approval, to dispose of its metabolic disease assets and the subsidiary Autogen Research Pty Ltd via an In Specie Distribution to shareholders.

Shareholders approved the demerger at the Annual General Meeting held on November 28, 2007 and the subsequent disposal was completed on December 13, 2007.

The demerger was undertaken to allow ChemGenex Pharmaceuticals Limited to direct its resources to oncology research, in particular the development of its lead agent, omacetaxine mepesuccinate (formerly Ceflatonin).

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

4. DISCONTINUED OPERATIONS (CONT)

(b) Financial performance of operations

The results of the discontinued operations for the period until disposal are presented below:

	2008	2007	2006
	$	$	$
Revenue
Research revenue	195,688	536,111	1,906,520
Demerger gain	12,350,000	—	—
Government grants	—	74,290	148,868
	12,545,688	610,401	2,055,388
Expenses	(1,601,441)	(4,135,540)	(4,586,383)

Profit/(Loss) before tax from discontinued operations	10,944,247	(3,525,139)	(2,530,995)
Income tax expense	—	—	—
Profit/(Loss) from discontinued operations	10,944,247	(3,525,139)	(2,530,995)

The demerger gain arises from the excess of the benefit received for assets transferred (fair value) over the carrying value of those assets in the financial statements of ChemGenex Pharmaceuticals Limited. The assets transferred primarily related to intangible assets associated with the metabolic syndrome research programme which had been carried at $nil value.

(c) Assets and liabilities

All assets and liabilities associated with the discontinued operations were disposed of before June 30, 2008.

Details of the disposal of the metabolic syndrome assets and liabilities are as follows:

Assets
Cash and cash equivalents	150,000
Liabilities	—
Net assets attributable to discontinued operation	150,000

Net cash flows
Operating activities	(1,601,441)
Net cash out flows of discontinued operations	(1,601,441)

Consideration received
Capital reduction via in specie distribution	12,500,000
Less net assets disposed of	(150,000)
Gain on disposal	12,350,000
Income tax expense	—
Gain on disposal after income tax	12,350,000

Net cash flow on disposal
Cash and cash equivalents in consideration received	—
Less cash and cash equivalents disposed of	(150,000)
Reflected in consolidated cash flow statement	(150,000)

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

5. REVENUES AND EXPENSES

JUNE 30	Notes	2008	2007	2006
		$	$	$
(a) Other Income
Export market development grant		78,186	—	—
P3 Grant		1,329,309	655,809	—
Service agreement income		60,000	—	—
Exchange rate benefit		181,122	157,917	—
Value added tax refund		64	1,911	—
		1,648,681	815,637	—

(b) Finance income
Bank interest received		1,055,093	862,096	241,634

(c) Employee benefits expense
Wages and salaries		(2,922,174)	(1,837,968)	(1,927,841)
Worker’s compensation costs		(12,888)	(13,005)	(7,240)
Expense of share-based payments		(3,364,695)	(270,553)	(467,895)
Superannuation costs		(152,219)	(93,805)	(76,755)
Wages on-costs		(846,639)	(302,584)	(230,610)
		(7,298,615)	(2,517,915)	(2,710,341)

(d) Research costs
Oncology		(9,233,641)	(4,320,602)	(3,325,103)

(e) Operating lease costs – minimum lease payments		(204,558)	(80,282)	(89,698)

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

6. INCOME TAX

A reconciliation of income tax expense applicable to accounting profit before income tax and income tax expense for the years ended June 2008 and 2007 is as follows:

JUNE 30	Notes	2008	2007	2006
		$	$	$
Accounting loss before income tax		(6,454,468)	(11,379,415)	(10,369,719)

Tax at statutory rates (30% Australia, 34% USA)		(1,936,340)	(3,465,018)	(3,265,930)
Research and development allowance		(117,061)	(283,829)	(321,077)
Internal IP transfer eliminated on consolidation but taxable in USA		—	—	4,580,358
Demerger rollover relief provided by ATO ruling		(3,705,000)	—	—
Non-deductible items-
Equity based benefits		1,009,409	130,943	251,837
Entertainment expenses		7,281	8,979	—
Increase in employee entitlements		108,563	34,233	—
Other differences		45,780	(29,381)	—
Adjustments in respect of current income tax of previous years		(13,211)	341,691	—
		(4,600,579)	(3,262,382)	1,245,188
Future income tax benefits not recognised/(recognised)		4,566,037	3,583,886	(1,245,188)
Income tax expense/(gain) reported in income statement		(34,542)	321,504	—

Deferred income tax benefits

Future income tax benefit arising from tax losses of the parent and a controlled entity not recognised at reporting date as realisation of the benefit is not regarded as probable.

Revenue losses	22,028,058	17,462,021	13,878,135
Capital Gains Tax losses	436,439	436,439	436,439
	22,464,497	17,898,460	14,314,574

This deferred income tax benefit will only be obtained if:

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

Deferred income tax liabilities

At June 30, 2008 there is no recognised or unrecognised deferred income tax liabilities included (2007: $nil, 2006: $nil).

Deferred income tax assets

At June 30, 2008 there are unrecognised deferred income tax assets of $209,094 (2007: $145,931, 2006: $nil).

Tax consolidation

ChemGenex Pharmaceuticals Limited and its then 100% owned Australian resident subsidiary formed a tax consolidated group with effect from July 1, 2003. ChemGenex Pharmaceuticals Limited was the head entity of the tax consolidated group. Members of the group have entered into a tax funding arrangement which provided for the allocation of any carried forward tax losses available at the time of the demerger to be allocated to the head entity. No amounts have been recognised in the financial statements in respect of this agreement on the basis that the possibility of default is remote.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

7. LOSS PER SHARE

Basic loss per share is determined by dividing the loss after income tax by the weighted average number of ordinary shares outstanding during the period.

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

The following reflects the income and share data used in the earnings per share computations:

	2008	2007	2006
	$	$	$
Net loss attributable to ordinary shareholders	(6,419,926)	(11,700,919)	(10,369,719)

	Number of shares 2008	Number of shares 2007	Number of shares 2006
Weighted average number of ordinary shares used in calculating earnings per share:	186,802,718	162,281,115	117,647,158

Since the reporting date, and before the completion of these financial statements, the following additional ordinary fully paid shares have been issued- 37,235,343- following shareholder approval at an Extraordinary General Meeting on July 22, 2008, 15,216,153- issued on September 17, 2008 and ratified by shareholders at Annual general Meeting on November 26, 2008, and 150,568- issued under Shareholder Placement Plan on October 13, 2008.

There are 53,524,803 share options outstanding at 30 June 2008 that could potentially dilute basic earnings per share in the future, however were not included in the calculation of diluted earnings per share because they are anti-dilutive.

8. DIVIDENDS PAID AND PROPOSED

There were no dividends paid or proposed during the year ended June 30, 2008 and there have been no dividends paid or proposed since reporting date and before the completion of these financial statements.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

9. CASH AND CASH EQUIVALENTS

		2008	2007	2006
		$	$	$

Cash at bank and at hand		10,081,629	25,366,562	15,553,696
Cash at bank earns interest at floating rates based on daily bank deposits

Reconciliation of the net profit (loss) after tax to the net cash flows used in operations
Net loss		(6,419,926)	(11,700,919)	(10,369,719)
Adjustments for
Net demerger adjustment		(12,350,000)	—	—
Depreciation of non-current assets		113,773	271,344	272,198
Interest received	5	(1,055,093)	(862,096)	(241,634)
Share options expensed	5	3,364,695	436,477	839,456
Changes in assets and liabilities
(Increase)/decrease in trade and other receivables		18,000	61,011	302,516
(Increase)/decrease in prepayments		(212,685)	(291,277)	91,399
Increase/(decrease) in trade and other payables		616,736	823,373	866,873
Increase/(decrease) in provisions		92,852	127,480	33,754
Increase/(decrease) in deferred income		(165,688)	(19,684)	(280,461)
Increase/(decrease) in option premium reserve		(2,445)	—	—
Net cash flow used in operating activities		(15,999,781)	(11,154,291)	(8,485,618)

JUNE 30	Notes	2008	2007
		$	$
10. TRADE RECEIVABLES (CURRENT)

Trade debtors		—	18,000
Other debtors		—	—
		—	18,000

Terms and conditions

(i)                                  Trade debtors are non-interest bearing and generally on 30 day terms.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

11. CONSOLIDATED SUBSIDIARIES

	Country of	Percentage of equity interest held by the consolidated entity
Name	incorporation	2008	2007
		%	%
Autogen Research Pty Ltd	Australia	—	100
ChemGenex Pharmaceuticals Inc.	USA	100	100

12. PLANT AND EQUIPMENT

	2008	2007
	$	$
Carrying amount
Office equipment
At cost	504,092	116,403
Accumulated depreciation	(148,630)	(75,665)
	355,462	40,738

Research equipment
At cost	1,604,036	1,604,036
Accumulated depreciation	(1,604,036)	(1,563,228)
	—	40,808
Total plant and equipment	355,462	81,546

Total plant and equipment
At cost	2,108,128	1,720,439
Accumulated depreciation	(1,752,666)	(1,638,893)
Total net carrying amount	355,462	81,546

Reconciliations
Reconciliations of the carrying amounts of plant and equipment at the beginning and end of the financial year
Office equipment
Carrying amount at beginning	40,738	35,988
Additions at cost	387,689	24,070
Depreciation expense	(72,965)	(19,320)
Carrying amount at end of year	355,462	40,738

Research equipment
Carrying amount at beginning	40,808	292,832
Additions at cost	—	—
Depreciation expense	(40,808)	(252,024)
Carrying amount at the end of year	—	40,808

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

13. GOODWILL

	2008	2007
	$	$
Carrying amount
As cost	16,962,561	16,962,561
Accumulated amortisation	(30,811)	(30,811)
Net carrying amount	16,931,750	16,931,750

Reconciliation
Reconciliations of the carrying amount at the beginning and end of the financial year
Carrying amount at beginning	16,931,750	16,931,750
Additions at cost	—	—
Amortisation expense	—	—
Carrying amount at end of year	16,931,750	16,931,750

Intangible assets and goodwill are based on the intellectual property previously held by ChemGenex Therapeutics Inc. This intellectual property relates to chemical compounds which have not yet received regulatory approval, and therefore a finite life for any products associated with these compounds cannot be determined.

As at June 30, 2008 and 2007 these assets were tested for impairment (see note 14 below).

No impairment loss was charged for the year ended June 30, 2008 or 2007.

14. IMPAIRMENT TESTING OF GOODWILL

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

The valuation has been based on a cash flow projection covering the remaining term for each relevant patent application, which can exceed 5 years yet does not exceed 20 years. No residual values have been included.

Independent valuers (Acuity Technology Management Pty Ltd) were engaged to carry out this valuation and chose to use the discounted cash flow method. They, in co-operation with ChemGenex’s senior management, prepared long term cash flow projections.

The Company is currently investing significant funds in research and development, as products move through each phase of required clinical development to achieve regulatory approval in regulated markets. Product development can take several years. Due to the product development timeline, significant sales are forecasted to be earned once products reach certain stages of regulatory approval. Therefore it is appropriate to recognise the potential sales, and expected strong growth in sales, beyond a five year projection. The cash flow model has incorporated projected cash flows from between 5 to 20 years based on the patent life in lieu of using a terminal value to better reflect the nature of the cash flows to be received over the product life cycle. The application of extended cash flow projections beyond five years is consistent with IAS 36.33(b).

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

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

14. IMPAIRMENT TESTING OF GOODWILL (CONT)

Due to the uncertainty associated with cash flow projections for products that have not yet received regulatory approval an implied pre-tax discount rate of approximately 25% has been applied.

Raw materials costs used in the projection are based on the latest manufacturing agreement with Stragen which provides exclusive access to omacetaxine at an agreed price for the remainder of the valuation period.

Indirect costs have been based on industry standards for companies with pharmaceutical products in the market as cost structures in the company’s current development stage are not deemed to be appropriate.

The goodwill relates to the acquisition of ChemGenex Pharmaceuticals Inc in 2004.  The de-merger of Autogen Research Pty Ltd has not impacted the goodwill balance.  The results of the assessment of the goodwill has not resulted in an impairment loss for the year ended 30 June 2008.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

15. SHARE BASED PAYMENT PLANS

Employee Share Option Scheme

An Employee Share Option Plan (ESOP) has been established where ChemGenex Pharmaceuticals Limited may, at the discretion of management, grant options over the ordinary shares of ChemGenex Pharmaceuticals Limited to directors, executives and certain contractors who provide consulting services to the Group.

The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of ChemGenex Pharmaceuticals Limited, who retain the final discretion on the issue of the options.  The options cannot be transferred and will not be quoted on the ASX.  Currently 9 directors, 17 employees and 20 scientific consultants hold options issued under the ESOP.

On November 27, 2007, 3,077,500 options with fair values ranging from $0.56 to $0.75 were granted over ordinary shares with exercise prices ranging from $0.41 to $0.95. These options all vested by June 30, 2008 and are exercisable until November 26, 2012.

On November 28, 2007, 850,000 options with fair values ranging from $0.45 to $0.70 were granted over ordinary shares with exercise prices ranging from $0.41 to $1.22. These options will vest between November 28, 2007 and November 27, 2011 and are exercisable until November 27, 2012.

On December 1, 2007, 4,660,000 options with a fair value of $0.51 were granted over ordinary shares with an exercise price of $1.11. These options will vest over four years to November 30, 2011 and are exercisable until November 30, 2012.

On March 27, 2008, 3,850,000 options with fair values ranging from $0.35 to $0.37 were granted over ordinary shares with exercise prices ranging from $1.11 to $1.22. These options will vest between March 27, 2008 and March 26, 2012 and are exercisable until March 26, 2013.

On June 6, 2008, 1,679,000 options with fair values ranging from $0.46 to $0.53 were granted over ordinary shares with exercise prices ranging from $0.79 to $1.04. These options will vest between June 6, 2008 and November 30, 2011, and are exercisable until November 30, 2012.

(During the year ended June 30, 2007, 400,000 options with a fair value of $0.42 were granted over ordinary shares with an exercise price of $0.85, these options vested upon issue and are exercisable until May 7, 2010; a further 600,000 options with a fair value of $0.55 were granted over ordinary shares with an exercise price of $0.50, these options vested upon issue and are exercisable until June 6, 2012).

The fair value of the options issued under ESOP are estimated at the date of grant using the Black Scholes Valuation Method. Where the vesting date is dependent upon the achievement of a future price for listed ordinary shares a Monte Carlo Model has been used to estimate the fair value of the options granted and the expected future vesting date. During the year ended June 30, 2008 1,200,000 ESOP options were issued where the vesting date is dependent upon the achievement of a future price for listed ordinary shares. 600,000 of these options will vest when the price for listed ordinary shares reaches $1.25, while the remaining 600,000 shares will vest when the price for listed ordinary shares reaches $1.75.

The following table gives the assumptions made in determining fair value of options granted during the year ending June 30, 2008 and 2007.

	2008	2007	2006
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	55.00	70.00	70.00
Risk-free interest rate (%)	6.50	5.25	5.40
Expected life of options (years)	5	3-5	4.1-4.5
Option exercise price ($)	0.41 to 1.22	0.85 and 0.50	0.43 and 0.65
Share price at grant date ($)	0.80 to 1.00	0.85 and 0.95	0.54 and 0.64

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

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

15. SHARE BASED PAYMENT PLANS (CONT)

During the year ended June 30, 2008, 910,000 options were exercised over ordinary shares. The market price for the company’s ordinary fully paid shares at the date these options were exercised was 78 cents (600,000 options) and 53 cents (310,000 options). [2007: 520,000 options were exercised. The market price for the company’s ordinary fully paid shares at the date these options were exercised was 81 cents (20,000 options), 75 cents (100,000 options) and 60 cents (300,000 options)]

The following table illustrates the number and weighted average exercise prices (WAEP) of share options issued under the ESOP:

	2008		2007		2006
	Number	WAEP	Number	WAEP	Number	WAEP
Balance at beginning of year	7,359,500	$0.54	6,879,500	$0.54	5,375,000	$0.50
- granted	14,116,500	$1.00	1,000,000	$0.64	1,544,500	$0.68
- forfeited	(145,000)	$1.02	—	—	(40,000)	$0.52
- exercised	(910,000)	$0.50	(520,000)	$0.37	—	—
Balance at end of year	20,421,000	$0.88	7,359,500	$0.54	6,879,500	$0.54
Exercisable at end of year	7,779,500	$0.52	5,544,500	$0.53	5,264,500	$0.54

The contractual life for the various ESOP share options outstanding at June 30, 2008 is between 1 year 9 months and 4 years 9 months (2007: between 2 years 9 months and 4 years 11 months, 2006: 3 years and 9 months for all options).

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

15. SHARE BASED PAYMENT PLANS (CONT)

Share options issued under ESOP and outstanding at the end of the year have the following exercise prices:

Expiry date	Exercise price $		Outstanding 2008	Outstanding 2007	Outstanding 2006
March 24, 2010	1.08	#	300,000	400,000	400,000
March 24, 2010	0.83	#	190,000	215,000	215,000
March 24, 2010	0.57	#	269,500	269,500	269,500
March 24, 2010	0.30		—	—	300,000
March 24, 2010	0.50		—	300,000	300,000
March 24, 2010	0.49	#	350,000	350,000	350,000
March 24, 2010	0.43	#	3,520,000	3,550,000	3,770,00
March 24, 2010	0.36	#	275,000	275,000	275,000
May 7, 2010	0.78	#	400,000	400,000	—
June 27,2010	0.68	#	1,000,000	1,000,000	1,000,000
June 6, 2012	0.50		—	600,000	—
November 26, 2012	0.95		2,262,500	—	—
November 26, 2012	0.80		25,000	—	—
November 26, 2012	0.63		90,000	—	—
November 26, 2012	0.47		100,000	—	—
November 26, 2012	0.45		300,000	—	—
November 26, 2012	0.41		300,000	—	—
November 27, 2012	1.22		600,000	—	—
November 27, 2012	0.41		250,000	—	—
November 30, 2012	1.11		4,660,000	—	—
November 30, 2012	1.04		600,000	—	—
November 30, 2012	0.92		15,000	—	—
November 30, 2012	0.91		500,000	—	—
November 30, 2012	0.82		64,000	—	—
November 30, 2012	0.79		500,000	—	—
March 26, 2013	1.22		2,100,000	—	—
March 26, 2013	1.16		250,000	—	—
March 26, 2013	1.11		1,500,000	—	—

Note: Exercise prices marked # have been reduced by 7 cents reflecting the demerger capital reduction approved by shareholders at the AGM on November 28, 2007. This reduction does not give rise to an alteration in fair value of the award as at the modification date and therefore no incremental expense in relation to these awards is to be recognised.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

15. SHARE BASED PAYMENT PLANS  (CONT)

Options issued to directors

The following table summarises information about options issued to Dr Greg Collier

Number of options	Grant date	Last Vesting date	Expiry date	Exercise price
				$
100,000	March 24,2000	March 24, 2003	March 24, 2010	1.08	#
100,000	March 8, 2001	March 8, 2004	March, 2010	0.83	#
300,000	November 28, 2002	November 28, 2002	March 24, 2010	0.50
300,000	November 21, 2003	November 21, 2003	December 26, 2006	0.30
1,000,000	June 21, 2004	June 21, 2004	March 24, 2010	0.50
1,000,000	June 21, 2004	June 21, 2006	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2007	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2008	March 24, 2010	0.50
600,000	November 28, 2007	November 27, 2011	November 27, 2012	1.22
600,000	March 27, 2008	March 26, 2012	March 26, 2013	1.22

Following shareholder approval 1,200,000 options were issued to Dr G Collier in 2007/2008. 600,000 on November 28, 2007 and 600,000 on March 27, 2008. No options were issued to Dr Collier during the year ended June 30, 2007 or 2006.

No options previously issued to Dr Collier were exercised during the year ended June 30, 2008. (2007: 400,000, the market price for the company’s ordinary fully paid share at the date these options were issued was 58 cents for 300,000 and 80 cents for 100,000). (2006: Nil)

The following share options issued to Dr Greg Collier remain outstanding at the end of the year -

Number of options	Grant date	Last Vesting date	Expiry date	Exercise price
				$
100,000	March 24,2000	March 24, 2003	March 24, 2010	1.08	#
100,000	March 8, 2001	March 8, 2004	March, 2010	0.83	#
300,000	November 28, 2002	November 28, 2002	March 24, 2010	0.43	#
900,000	June 21, 2004	June 21, 2004	March 24, 2010	0.43	#
1,000,000	June 21, 2004	June 21, 2006	March 24, 2010	0.43	#
500,000	June 21, 2004	June 21, 2007	March 24, 2010	0.43	#
500,000	June 21, 2004	June 21, 2008	March 24, 2010	0.43	#
600,000	November 28, 2007	November 27,2011	November 27, 2012	1.22
600,000	March 27, 2008	March 26, 2012	March 26, 2013	1.22

The fair value of the options issued to Dr Collier are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of these options-

Grant Date	Dividend Yield	Expected Volatility	Risk-free Interest rate	Expected Life	Exercise Price	Share Price at Grant Date
	%	%	%	(years)	$	$
March, 2000	0.0	75.00	6.06	10.00	1.15	1.75
March, 2001	0.0	75.00	6.06	9.00	0.90	1.28
November, 2002	0.0	85.00	5.52	7.33	0.50	0.26
November, 2003	0.0	65.00	5.77	3.0	0.30	0.53
June, 2004	0.0	65.00	5.77	5.75	0.50	0.54
November, 2007	0.0	55.00	6.5	5	1.22	0.94
March, 2008	0.0	55.00	6.5	5	1.22	0.80

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

15. SHARE BASED PAYMENT PLANS (CONT)

When calculating the expected life of the options it is assumed the options will not be exercised until the expiry date.

The expected volatility rates used reflect the assumption that historical volatility is indicative of future trends and may not necessarily be the actual outcome.

The following table summarises information about options issued to Dr Dennis Brown

Number of options	Grant date	Last Vesting date	Expiry date	Exercise price
				$
250,000	November 28, 2007	November 28, 2007	November 27, 2012	0.41
1,500,000	March 27, 2008	March 26, 2012	March 26, 2013	1.11

Following shareholder approval 1,750,000 options were issued to Dr Brown in 2007/2008. 250,000 on November 28, 2007 and 1,500,000 on March 27, 2008. No options were issued to Dr Brown previously.

No options issued to Dr Brown have been exercised.

The fair value of the options issued to Dr Brown are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of these options-

Grant Date	Dividend Yield	Expected Volatility	Risk-free Interest rate	Expected Life	Exercise Price	Share Price at Grant Date
	%	%	%	(years)	$	$
November, 2007	0.0	55.00	6.5	5	0.41	0.94
March, 2008	0.0	55.00	6.5	5	1.11	0.80

When calculating the expected life of the options it is assumed the options will not be exercised until the expiry date.

The expected volatility rates used reflect the assumption that historical volatility is indicative of future trends and may not necessarily be the actual outcome.

The following table summarises information about options issued to Dr Julie Cherrington

Number of options	Grant date	Last Vesting date	Expiry date	Exercise price
				$
250,000	March 27, 2008	March 26, 2011	March 26, 2013	1.16

Following shareholder approval 250,000 options were issued to Dr Cherrington on March 27, 2008. No options were issued to Dr Cherrington previously.

No options issued to Dr Cherrington have been exercised.

The fair value of the options issued to Dr Cherrington are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of these options-

Grant Date	Dividend Yield	Expected Volatility	Risk-free Interest rate	Expected Life	Exercise Price	Share Price at Grant Date
	%	%	%	(years)	$	$
March, 2008	0.0	55.00	6.5	5	1.16	0.80

When calculating the expected life of the options it is assumed the options will not be exercised until the expiry date.

The expected volatility rates used reflect the assumption that historical volatility is indicative of future trends and may not necessarily be the actual outcome.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

15. SHARE BASED PAYMENT PLANS  (CONT)

The following table summarises information about options issued to each of Mr Brett Heading, Mr Elmar Schnee, Mr Dan Janney, Dr Geoff Brook, Dr George Morstyn and Mr Don Santel

Number of options	Grant date	Last Vesting date	Expiry date	Exercise price
				$
250,000	March 27, 2008	March 26, 2010	March 26, 2013	1.22

Following shareholder approval 250,000 options each were issued to Mr Heading, Mr Schnee, Mr Janney, Dr Brook, Dr Morstyn and Mr Santel on March 27, 2008. No options were issued to Mr Heading, Mr Schnee, Mr Janney, Dr Brook, Dr Morstyn or Mr Santel previously.

None of these options have been exercised.

The fair value of the options issued are estimated at the date of grant using the Black Scholes Valuation Method. The following table gives the assumptions made in determining fair value of these options-

Grant Date	Dividend Yield	Expected Volatility	Risk-free Interest rate	Expected Life	Exercise Price	Share Price at Grant Date
	%	%	%	(years)	$	$
March, 2008	0.0	55.00	6.5	5	1.22	0.80

When calculating the expected life of the options it is assumed the options will not be exercised until the expiry date.

The expected volatility rates used reflect the assumption that historical volatility is indicative of future trends and may not necessarily be the actual outcome.

During the year ended June 30, 2008 a total of $3,364,695 was recognised in the Income Statement as share based expenditure (2007: $436,477. 2006: $839,456.)

16. TRADE AND OTHER PAYABLES

JUNE 30	Notes	2008	2007
		$	$
Trade creditors and accruals		3,061,974	2,445,238
		3,061,974	2,445,238

Trade payables are non-interest bearing and are normally settled on 30 day terms.

As at June 30, 2008 the amount owing to related parties and included in Trade and other payables was $Nil (2007: $4,494).

Refer to Note 24 for Related Party Disclosures.

17. EMPLOYEE ENTITLEMENTS

Current
Provision for annual leave	302,510	231,284
Non - Current
Provision for long service leave	70,927	33,222
	373,437	264,506

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

18. ISSUED CAPITAL AND RESERVES

	Number of shares	Number of shares	Number of shares	$	$	$
	2008	2007	2006	2008	2007	2006
Ordinary shares
Issued and fully paid	187,112,274	185,847,331	151,362,786	108,999,144	120,773,060	99,892,615

Movements in shares on issue
Beginning of the financial year	185,847,331	151,362,786	114,979,616	120,773,060	99,892,615	84,592,891
Issued during the year
-Shares issued for cash	1,264,943	34,484,545	36,565,170	726,084	21,260,131	15,723,021
-less cost of share issues	—	—	—	—	(379,686)	(423,297)
Capital reduction by in specie distribution	—	—	—	(12,500,000)	—	—
End of the financial year	187,112,274	185,847,331	151,362,786	108,999,144	120,773,060	99,892,615

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

On December 21, 2006 the company issued 300,000 ordinary shares at an issue price of $0.30 each raising $90,000 upon the exercise of 300,000 options issued after approved at the Annual General Meeting of Shareholders held on November 21, 2003.

In February 2007 ChemGenex Pharmaceuticals Limited announced a programme of share issues to provide working capital and to continue the company’s ongoing research activities-

•                  On February 8, 2007 17,056,377 ordinary shares were issued at 62 cents each raising $10,574,954.  In accordance with ASX Listing Rules this issue was ratified at the 2007 Annual General Meeting of shareholders.

•                  On April 3, 2007 16,891,916 ordinary shares were issued at 62 cents raising $10,472,988 under a 1:10 Rights Issue offered to all eligible shareholders by prospectus dated February 26, 2007.

On February 8, 2007 (200,000) and April 24, 2007 (20,000) a total of 220,000 ordinary shares at an issue price of $0.50 each raising $110,000 upon the exercise of 220,000 previously issued unlisted options.

On April 24, 2007 (1,778), May 17, 2007 (6,290) and June 27, 2007 (6,138) a total of 16,252 ordinary shares at an issue price of 75 cents each raising $12,189 upon the exercise of CXSOA listed options issued as part of the 1:10 Rights Issue prospectus.

On July 17, 2007 (300,000) September 24, 2007 (600,000) and December 3, 2007 (10,000) a total of 910,000 ordinary shares at an issue price of $0.50 each raising $455,000 upon the exercise of 910,000 previously issued unlisted options.

On July 17, 2007 (4,233), September 7, 2007 (3,341) November 8, 2007 (1,031) December 3, 2007 (80,686) and December 5, 2007 (260,586) a total of 349,877 ordinary shares at an issue price of 75 cents each raising $262,408 upon the exercise of CXSOA listed options. On March 27, 2008 177 ordinary shares at an issue price of 68 cents each raising $120 upon the exercise of CXSOA listed options following the reduction in exercise price for these options approved at the November 27, 2007 AGM.

On December 3, 2007 (4,734) and December 5, 2007 (126) a total of 4,860 ordinary shares at an issue price of $1.25 each raising $6,075 upon the exercise of CXSO listed options. On March 27, 2008 29 ordinary shares at an issue price of $1.18 cents each raising $24 upon the exercise of CXSO listed options following the reduction in exercise price for these options approved at the November 27, 2007 AGM. The issue of these shares resulted in the transfer of $2,445 from the Option Premium Reserve to Issued Capital.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

18. ISSUED CAPITAL AND RESERVES (CONT)

On December 13, 2007 the company reduced the value of Issued Capital by $12,500,000 following approval of an In Specie Distribution to shareholders approved at the AGM on November 28, 2007.

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holders to one vote per share, either in person or by proxy, at a meeting of the company.

Share Options

(i)Listed options

At June 30, 2008 there were 22,153,637 (2007: 22,158,526) unissued ordinary shares for which options were outstanding exercisable at $1.18 per share (2007: $1.25) expiring March 12, 2010. These options are listed under code CXSO on the ASX. The exercise price for these options was reduced by 7 cents as part of the In Specie Distribution approved at the AGM on November 28, 2007.

At June 30, 2008 there were 10,950,166 (2007: 11,300,220) unissued ordinary shares for which options were outstanding exercisable at $0.68 per (2007: $0.75) share expiring February 8, 2012. These options are listed under code CXSOA on the ASX. The exercise price for these options was reduced by 7 cents as part of the In Specie Distribution approved at the AGM on November 28, 2007.

 (ii)Unlisted Options

Directors, employees and consultants of the company and its controlled entities are eligible to receive options under the Employee Share Option Plan (“ESOP”).

Any ESOP options to be issued to directors of the company must be approved by shareholders at a General Meeting.

During the financial year shareholders approved the issue of 850,000 ESOP options to directors was approved at the AGM on November 28, 2007 and the issue of 3,850,000 ESOP options to directors was approved at the EGM on March 26, 2008.

Previous issues of ESOP options to directors have been approved by resolutions passed by shareholders on November 28, 2002 (300,000 options) November 21, 2003 (300,000 options) and June 21, 2004 (3,000,000 options).

During the financial year a total of 14,116,500 ESOP options were issued over ordinary shares to directors, employees and consultants as set out in Note 15 (2007: 1,000,000).

During the financial year 910,000 options previously issued under ESOP were exercised (2007: 120,000).

During the financial year 145,000 options previously under ESOP lapsed or were cancelled (2007: Nil).

At the end of the year there were 20,421,000 (2007:7,359,500) unissued ordinary shares in respect of which ESOP options were outstanding.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

18. ISSUED CAPITAL AND RESERVES (CONT)

JUNE 30	2008	2007
	$	$
Other reserves

Option premium	10,864,433	10,866,878
Equity benefits reserve	5,069,590	1,704,895
Foreign exchange translation reserve	(1,279,954)	(751,314)
	14,654,069	11,820,459
Option premium reserve

Nature and purpose of reserve
Amounts contributed for the future right to acquire shares at a pre-determined price. The reserve can be used to pay dividends or issue bonus shares.

Movements in reserve	(2,445)	—
Balance at end of year	10,864,433	10,866,878
Equity benefits reserve

Nature and purpose of reserve

The equity benefits reserve is used to record the value of equity based benefits provided as remuneration under the ESOP (see note 15) or to pay for services provided by third parties in lieu of cash.

Movements in reserve	3,364,695	436,477
Balance at end of year	5,069,590	1,704,895
Foreign exchange translation reserve

Nature and purpose of reserve

The foreign exchange translation reserve is used to record exchange differences arising when the assets and liabilities of the overseas subsidiary are translated into the presentation currency of the Parent at the rate of exchange ruling at the balance sheet date and the income statement is translated at the weighted average exchange rates for the period.

Movements in reserve	(528,640)	(751,314)
Balance at end of year	(1,279,954)	(751,314)

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

19. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise receivables, payables, cash and bank deposits and cash equivalents.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the group’s financial targets whilst protecting future financial security.

The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rate and foreign exchange. Aging analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

Primary responsibility for identification and control of financial risks rests with the Chief Financial Officer under the authority of the Chief Executive Officer and the Board. The Board considers proposals for managing each of the risks identified below, including the setting of limits for hedging cover of foreign currency and interest rate risk, credit allowances and future cash flow forecast projections.

Risk Exposures and Responses

(a) Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash holdings.

The level of cash is disclosed in note 9.

At balance date the Group had the following financial assets exposed to variable interest rate risk that are not designated in cash flow hedges

	2008	2007
	$	$
Financial Assets
Cash and cash equivalents	10,081,629	25,366,562

Financial Liabilities	—	—
Net Exposure	10,081,629	25,366,562

The Group constantly analyses its interest rate exposure. Within this analysis consideration is given to a mix of fixed and variable interest arrangements.

The following sensitivity analysis is based on the interest rate risk exposure at the balance sheet date.

At June 30, 2008, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

Judgements of reasonably	Post Tax Profit Higher/(Lower)			Equity Higher/(Lower)
possible movements	2008	2007	2006	2008	2007	2006
Consolidated
+1% (100 basis points)	175,849	143,682	40,272	175,849	143,682	40,272
-.5% (50 basis points)	(87,924)	(71,841)	(20,136)	(87,924)	(71,841)	(20,136)

The movements in profit and equity are due to higher/lower interest income from variable rate cash balances.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

19. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT)

(b) Foreign currency risk

As a result of significant operations in the United States of America the Group’s balance sheet can be affected by movements in the US$/AUD exchange rate.

Approximately 66% of the Group’s expenditure is denominated in US$, while the Group’s functional currency is AUD.

It is the Group’s policy to monitor currency exposures, and to take forward cover, when appropriate, to minimise exposure.

There were no forward currency contracts in place as at June 30, 2008. (2007: Nil)

At balance date the Group had the following exposure to US$ currency not protected by hedging cover.

	2008	2007
	$	$
Financial Liabilities
Trade and other payables	(328,523)	(372,143)
Net Exposure	(328,523)	(372,143)

The Group constantly analyses its foreign currency exposure. The following sensitivity analysis is based on the foreign currency exposure at the balance sheet date.

At June 30, 2008, if the Australian Dollar had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post Tax Profit Higher/(Lower)			Equity Higher/(Lower)
	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$
Consolidated
AUD/US$+10%	636,929	334,599	632,993	89,997	52,013	96,344
AUD/US$-5%	(368,749)	(193,715)	(366,469)	(53,365)	(30,113)	(154,467)

The movements in profit and equity in 2008 are more sensitive due to reduction in US$ cash balances on hand and the increase in US$ payables.

Management believe the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

(c) Credit risk

As at June 30, 2008 the Group had no Trade and other receivables (2007: $18,000).

The Group’s cash assets are held in various bank accounts.

The Group’s exposure to credit risk is minimal.

(d) Liquidity risk

The Group’s objective is to maintain continuity of funding. As noted in Note 2(b) the Group is currently investigating alternative capital raising opportunities.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

19. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT)

Maturity analysis of financial assets and liabilities based on management’s expectation.

The risk implied from the values shown in the table below, reflects a balanced view of available cash and outflows recognised at June 30, 2008. These assets are considered in the Group’s overall liquidity risk.

Year ended June 30,	<6	6-12	1-5	>5
2008	months	months	Years	years	Total
	$	$	$	$	$
Consolidated
Financial Assets
Cash & cash equivalents	10,081,629	—	—	—	10,081,629

Financial Liabilities
Trade & other payables	(3,061,974)	—	—	—	(3,061,974)
Net Maturity	7,019,655	—	—	—	7,019,655

Net fair values

Recognised financial Instruments

Cash and cash equivalents: The carrying amount approximates fair value.

Trade receivables: The carrying amount approximates fair value.

Trade payables: The carrying amount approximates fair value.

20. CONTINGENT LIABILITIES

The Group has nil contingent liabilities as at June 30, 2008 and 2007, and nil contingent liabilities have arisen during the period to the date of this report.

The Group had commercialisation and licensing agreements with research partners that may have created an obligation to pay royalties, upon successful commercialisation of discovery targets, in the future. The possible value of these contingent liabilities had never been quantified as no sales had been made. The relevant commercialisation and licensing agreements were transferred to Verva Pharmaceuticals Limited as part of the demerger in December 2007 and any such contingent liabilities no longer apply to the Group.

21. MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On July 23, 2008, following shareholder approval at an Extraordinary General Meeting held on July 22, 2008, the Company issued 37,235,343 ordinary fully paid shares to Stragen International N.V. The shares were issued as a condition to an Intellectual Property Assignment Deed under which the Company obtained full commercial control of omacetaxine mepesuccinate (formerly known as Ceflatonin) in Europe.

On August 5, 2008 Mr Jean-Luc Tétard, President of Stragen Pharma SA, became a director of the Company.

On September 17, 2008 the Company announced the placement of 15,216,153 ordinary fully paid shares at 85 cents each, raising a total of $12,933,730.These funds will be applied to the continued clinical trial program for omacetaxine.

On October 13, 2008 the Company announced that 150,568 shares had been issued under a Share Placement Programme to existing shareholders on the same terms as the issue on September 17, 2008. These issues brought the total fully paid ordinary shares issued by Company to 239,714,338.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

22. COMMITMENTS

		CONSOLIDATED
JUNE 30	Notes	2008	2007
		$	$

(a) Research expenditure commitments

Estimated research expenditure contracted for at reporting date, but not provided for, payable:
—not later than one year		3,542,428	5,097,818
—later than one year and not later than five years		3,101,867	1,130,354

A former Controlled Entity, Autogen Research Pty Ltd had agreed to provide certain monies for research projects covering areas of diabetes, obesity, autoimmune disorders and depression and anxiety with the object of long term commercialisation. Research agreements were undertaken with Deakin University, Southwest Foundation and The International Diabetes Institute.

Following the demerger of the metabolic syndrome research operations in December 2007 these commitments no longer remain with the Group.

A Controlled Entity, ChemGenex Pharmaceuticals Inc. has appointed Premier Research, Medpace and Xerimis to undertake research activities associated with the Omacetaxine Stage 2/3 Clinical Trials for CML patients. Patients recruited for Clinical Trials are guaranteed a level of treatment beyond the trial period. Commitments for later than one year and less than five years are based estimates of patient numbers and future treatments required.

		—	(1,341,900)
		6,644,295	4,886,272
(b) Property lease commitments

ChemGenex Pharmaceuticals, Inc. leases office and research space in Menlo Park, California, under two different lease agreement which terminate on October 31, 2010, and December 31, 2009.

ChemGenex Pharmaceuticals Limited leases office space in Geelong, Victoria under a lease agreement that expires on December 31, 2012.

- not later than one year		168,719	29,903
- later than one year and not later than 5 years		271,296	—
		440,015	29,903

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

23. DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Details of Directors and Key Management personnel

(i) Non- Executive Directors

J.B.L. Heading	Chairman (non-executive)
E.J. Schnee	Director (non-executive)
Dr. G.E.D. Brooke	Director (non-executive)
D.S. Janney	Director (non-executive)
Dr. G Morstyn	Director (non-executive)
D. Santel	Director (non-executive) (Appointed December 6, 2007)
Dr. J. Cherrington	Director (non-executive) (Appointed January 7, 2008)

(ii) Executive directors

Dr. G.R. Collier	Director and Chief Executive Officer
Dr. D.M. Brown	Director (executive) and President

(iii) Key Management

Dr. J. Campbell	Vice President of Operations
E. Merrigan	Chief Financial Officer and Company Secretary
Dr. A. Craig	Chief Medical Officer
T. Herbert	Senior Director of Finance
E. Humphriss	Senior Director of Clinical Affairs
L. Staiger	Vice President of Regulatory Affairs
T. Trapp	Senior Director of Manufacturing
P. Lynch	Associate Director of Medical Affairs

(b) Remuneration policy

The Board of Directors is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. On June 8, 2006 the Board established a Remuneration Committee to review all compensation arrangements, under the direction of the Board, and to make recommendation to the Board on these matters.

The remuneration committee met three times during the year ended June 30, 2008 (seven times in 2006/2007).

In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

Non-executive director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

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

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

23. DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES (CONT)

Remuneration of Key Management personnel

Objective

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

Structure

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

The Board assesses the appropriateness of the nature and amount of emoluments of senior management (the Chief Executive Officer and executives who report to the Chief Executive Officer) on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team.  Senior management are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans.  It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

To assist in achieving these objectives, the Board links the nature and amount of executive directors’ and officers’ emoluments to the company’s financial and operational performance.  All senior executives have the opportunity to qualify for participation in the Employee Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.  These options will vest according to length of service to the Company, with 50% of options granted based on the performance conditions applicable to each employee. Details regarding the issue of share options under this plan are provided in note 15 to the financial statements.

The Company’s current remuneration policies provide some degree of linkage between an Executive’s performance-based remuneration and the overall financial performance of the Company. However, given the stage of development of the Company, the remuneration is aimed at retaining key individuals to ensure the success of product development, which will in turn impact the future overall profitability of the Company and shareholder wealth.

Contracts for senior executives, excluding the Chief Executive Officer, provide for bonuses of  between 10% and 40% of base salary to be payable each year, subject to achievement of agreed performance objectives. A total of $303,255 has been accrued in the 2008 Financial Statements for potential bonus payments for contracts which do not expire this financial year.

Cash bonuses included in the Compensation for Key Management Personnel relate to “Sign On” bonuses paid to executives upon starting employment with the Group. These payments were not related to performance objectives.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

23. DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES (CONT)

(c) Compensation for Key Management personnel

	Salary & Fees	Cash Bonus	Non-Monetary Benefits	Superannuation	Options
	$	$	$	$	$	$
Non-executive directors
J.B.L. Heading
2008	70,850	—	—	—	46,200	117,050
2007	70,849	—	—	—	—	70,849
E.J. Schnee
2008	54,500	—	—	—	46,200	100,700
2007	54,500	—	—	—	—	54,500
P. Burns
2008	22,708	—	—	—	—	22,708
2007	54,500	—				54,500
Dr. G.E.D. Brooke
2008	54,500	—	—	—	46,200	100,700
2007	22,708	—	—	—	—	22,708
D.S. Janney
2008	54,500	—	—	—	46,200	100,700
2007	22,708	—	—	—	—	22,708
Dr. G Morstyn
2008	50,000	—	—	4,500	46,200	100,700
2007	4,167	—	—	375	—	4,542
D. Santel
2008	38,150	—	—	—	46,200	84,350
2007	—	—	—	—	—	—
Dr. J. Cherrington
2008	27,250	—	—	—	47,520	74,770
2007	—	—	—	—	—	—
Executive directors
Dr. G. R. Collier
2008	355,008	—	34,815	54,000	162,205	606,028
2007	383,764	—	20,203	28,355	101,016	533,338
Dr. D.M. Brown
2008	306,085	—	33,489	—	273,710	613,284
2007	317,864	—	39,831	—	—	357,695
Key Management
Dr. J. Campbell
2008	202,899	—	—	40,532	407,940	651,371
2007	179,663	—	—	16,170	—	195,833
E. Merrigan
2008	105,000	—	—	45,833	305,420	456,253
2007	108,750	—	—	32,700	—	141,450
Dr. A. Craig
2008	274,084	83,477	18,144	—	1,194,5800	1,570,285
2007	—	—	—	—	—	—
T. Herbert
2008	211,348	—	14,447	—	174,480	400,275
2007	209,790	—	16,058	—	—	225,848
E. Humphriss
2008	230,952	—	17,860	—	136,870	385,682
2007	101,399	—	12,202	—	—	113,601
L. Staiger
2008	73,459	—	5,908	—	14,920	94,287
2007	—	—	—	—	—	—
T.Trapp
2008	88,654	11,130	10,211	—	60,030	170,025
2007	—	—	—	—	—	—
P. Lynch
2008	73,011	—	12,387	—	10,360	95,758
2007	—	—	—	—	—	—
Total 2008	2,292,958	94,607	147,261	144,865	3,065,235	5,744,926
Total 2007	1,530,662	—	88,294	77,600	101,016	1,797,572

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

23. DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES (CONT)

(d) ESOP options granted as equity compensation

ESOP options granted as equity compensation benefits to key management personnel during the financial year are disclosed below.

The options were issued free of charge.  Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at exercise prices set out in the table below.

The options may only be exercised after the first exercise date and before the expiry date as set out in the table below:

			Terms & Conditions for Each Grant
	Vested Number	Granted Number	Grant date	Fair Value per option at grant date	Exercise Price per share	First Exercise Date	Expiry Date
				($)	($)
2007/2008
Non-executive Directors
B. Heading	100,000	250,000	March 27, 2008	0.35	1.22	27/3/2008	26/3/2013
E. Schnee	100,000	250,000	March 27, 2008	0.35	1.22	27/3/2008	26/3/2013
D. Janney	100,000	250,000	March 27, 2008	0.35	1.22	27/3/2008	26/3/2013
Dr. G. Brooke	100.000	250,000	March 27, 2008	0.35	1.22	27/3/2008	26/3/2013
Dr. G. Morstyn	100,000	250,000	March 27, 2008	0.35	1.22	27/3/2008	26/3/2013
D. Santel	100,000	250,000	March 27, 2008	0.35	1.22	27/3/2008	26/3/2013
Dr. J. Cherrington	100,000	250,000	March 27, 2008	0.36	1.16	27/3/2008	26/3/2013
Executive Directors
Dr. G. Collier	—	600,000	November 28, 2007	0.45	1.22	27/11/2008	27/11/2012
		600,000	March 27, 2008	0.35	1.22	26/3/2009	26/3/2013
Dr. D. Brown	250,000	250,000	November 28, 2007	0.70	0.41	28/11/2007	27/11/2012
		1,500,000	March 27, 2008	0.37	1.11	26/3/2009	26/3/2013
Key Management
Dr. J. Campbell	300,000	300,000	November 27, 2007	0.74	0.45	27/11/2007	26/11/2012
		1,200,000	December 1, 2007	0.51	1.11	1/12/2008	30/11/2012
E. Merrigan	100,000	100,000	November 27, 2007	0.73	0.47	27/11/2007	26/11/2012
		1,500,000	December 1, 2007	0.51	1.11	1/12/2008	30/11/2012
Dr. A Craig	—	2,262,500	November 27, 2007	0.61	0.95	30/6/2009	26/11/2012
T. Herbert	150,000	150,000	November 27, 2007	0.75	0.41	27/11/2007	26/11/2012
		400,000	December 1, 2007	0.51	1.11	1/12/2008	30/11/2012
E. Humphriss	90,000	90,000	November 27, 2007	0.66	0.63	27/11/2007	26/11/2012
		500,000	December 1, 2007	0.51	1.11	1/12/2008	30/11/2012
L. Staiger	—	500,000	June 6, 2008	0.53	0.79	1/12/2008	30/11/2012
T. Trapp	100,000	500,000	June 6, 2008	0.49	0.91	1/12/2008	30/11/2012
P. Lynch	—	400,000	June 6, 2008	0.46	1.04	1/12/2008	30/11/2012

2006/2007

Non-executive Directors, Executive Directors and Key Management : Nil

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

23. DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES (CONT)

(e)  Options granted during the year

	Value of options granted during the year	Value of options exercised during the year	Value of options lapsed during the year	Remuneration consisting of options for the year
	$	$	$	%
Non- executive Directors
J.B.L. Heading	87,500	—	—	39.5
E.J. Schnee	87,500	—	—	45.9
P. Burns	—	—	—	—
Dr. G.E.D. Brooke	87,500	—	—	45.9
D.S. Janney	87,500	—	—	45.9
Dr. G. Morstyn	87,500	—	—	45.9
D. Santel	87,500	—	—	54.8
Dr. J. Cherrington	90,000	—	—	63.6
Executive Directors
Dr. G.R. Collier	480,000	—	—	26.8
Dr. D.M. Brown	730,000	—	—	44.6
Executives
Dr. J. Campbell	834,000	—	—	62.6
E. Merrigan	838,000	—	—	66.9
Dr. A. Craig	1,357,000	—	—	76.1
T. Herbert	316,500	—	—	43.6
E. Humphriss	314,400	—	—	35.5
L. Staiger	265,000	—	—	15.8
T. Trapp	245,000	—	—	35.3
P. Lynch	184,000	—	—	10.8
Total	6,178,900	—	—	—

For details on the valuation of the options, including models and assumptions used, please refer to note 15.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

There were no forfeitures during the period.

There were no shares issued on the exercise of compensation options during the period.

(f) Shares issued on exercise of remuneration options

No shares were issued to Non-executive Directors, Executive Directors or Key Management on the exercise of options in 2008.

400,000 shares were issued to either Greg Collier or related parties of Greg Collier on the exercise of remuneration options in 2007.

(g) Employment contracts

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

All other executives are employed under contracts which have a term of 12 months and provide for termination, by either party, with notice periods between 2 and 4 months. These contracts provide for bonuses of between 10% to 40% of the base salary to be payable each year, subject to achievement of agreed performance objectives. The performance objectives for each executive are approved as part of the contract renewal process each year and bonus payments are subject to approval by the Board, Remuneration Committee or Chief Executive Officer as is appropriate for each contract.

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

23. DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES (CONT)

(h) Option holdings

	Balance at beginning				Balance at end of	Vested at June 30, 2008
June 30, 2008	of period July 1, 2007	Granted as Remuneration	Options Exercised	Net Change Other	period June 30, 2008	Total	Not exercisable	Exercisable
		#

Non- executive Directors
J.B.L. Heading	3,333	250,000	—	—	253,333	103,333	—	103,333
E.J. Schnee	4,439,308	250,000	—	—	4,689,308	4,539,308	—	4,539,308
Dr. G.E.D. Brooke	2,736,065	250,000	—	—	2,986,065	2,836,065	—	2,836,065
D.S. Janney	6,088,053	250,000	—	—	6,338,053	6,188,053	—	6,188,053
Dr. G. Morstyn	—	250,000	—	—	250,000	100,000	—	100,000
D. Santel	—	250,000	—	—	250,000	100,000	—	100,000
Dr. J. Cherrington	—	250,000	—	—	250,000	100,000	—	100,000
Executive Directors
Dr. G.R. Collier	3,400,000	1,200,000	—	—	4,600,000	2,900,000	200,000	2,700,000
Dr. D.M. Brown	—	1,750,000	—	—	1,750,000	250,000	—	250,000
Executives
Dr. J. Campbell	385,167	1,500,000	—	—	1,885,167	685,167	—	685,167
E. Merrigan	101,667	1,600,000	—	—	1,701,667	201,667	—	201,667
Dr. A. Craig	—	2,262,500	—	—	2,262,500	—	—	—
T. Herbert	—	550,000	—	—	550,000	150,000	—	150,000
E. Humphriss	—	590,000	—	—	590,000	90,000	—	90,000
L. Staiger	—	500,000	—	—	500,000	—	—	—
T. Trapp	—	500,000	—	—	500,000	100,000	—	100,000
P. Lynch	—	400,000	—	—	400,000	—	—	—
Total	17,153,593	12,602,500	—	—	29,756,093	18,343,593	200,000	18,143,593

#  Includes forfeits and offers under the ESOP to June 30, 2008

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

23. DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES (CONT)

(h) Option holdings (con’t)

	Balance at beginning				Balance at end of	Vested at June 30, 2007
June 30, 2007	of period July 1, 2006	Granted as Remuneration	Options Exercised	Net Change Other	period June 30, 2007	Total	Not exercisable	Exercisable
		#

Non- executive Directors
J.B.L. Heading	—	—	—	3,333	3,333	3,333	—	3,333
E.J. Schnee	4,439,308	—	—	—	4,439,308	4,439,308	—	4,439,308
Dr. G.E.D. Brooke	—	—	—	2,736,065	2,736,065	2,736,065	—	2,736,065
D.S. Janney	—	—	—	6,088,053	6,088,053	6,088,053	—	6,088,053
Dr. G. Morstyn	—	—	—	—	—	—	—	—
D. Santel	—	—	—	—	—	—	—	—
Dr. J. Cherrington	—	—	—	—	—	—	—	—
Executive Directors
Dr. G.R. Collier	3,800,000	—	(400,000)		3,400,000	2,400,000	200,000	2,200,000
Dr. D.M. Brown	—	—	—	—	—	—	—	—
Executives
Dr. J. Campbell	385,000	—	—	167	385,167	385,167	—	385,167
E. Merrigan	100,000	—	—	1,667	101,667	101,667	—	101,667
Dr. A. Craig	—	—	—		—	—	—	—
T. Herbert	—	—	—		—	—	—	—
E. Humphriss	—	—	—	—	—	—	—	—
L. Staiger	—	—	—	—	—	—	—	—
T. Trapp	—	—	—	—	—	—	—	—
P. Lynch	—	—	—	—	—	—	—	—
Total	8,724,308	—	(400,000)	8,829,285	17,153,593	16,153,593	200,000	15,953,593

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

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

23. DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES (CONT)

(i)  Shareholdings

June 30, 2008	Balance July 1, 2007 Ord	Granted as Remuneration Ord.	On Exercise of Options Ord	Net Change Other Ord	Balance June 30, 2008 Ord

Non- executive Directors
J.B.L. Heading	110,000	—	—	—	110,000
E.J. Schnee	18,833,750	—	—	—	18,833,750
Dr. G.E.D. Brooke	16,629,765	—	—	—	16,629,765
D.S. Janney	37,009,671	—	—	—	37,009,671
Dr. G. Morstyn	—	—	—	—	—
D. Santel	—	—	—	—	—
Dr. J. Cherrington	—	—	—	—	—
Executive Directors		—	—	—
Dr. G.R. Collier	—	—	—	—	—
Dr. D.M. Brown	13,876,552	—	—	—	13,876,552
Executives		—	—	—
Dr. J. Campbell	5,500	—	—	—	5,500
E. Merrigan	55,000				55,000
Dr. A. Craig	—	—	—	—	—
T. Herbert	760,027	—	—	—	760,027
E. Humphriss	—	—	—	—	—
L. Staiger	—	—	—	—	—
T. Trapp	—	—	—	—	—
P. Lynch	—	—	—	—	—
Total	87,280,265	—	—	—	87,280,265

June 30, 2007	Balance July 1, 2006 Ord	Granted as Remuneration Ord.	On Exercise of Options Ord	Net Change Other Ord	Balance June 30, 07 Ord

Non- executive Directors
J.B.L. Heading	100,000	—	—	10,000	110,000
E.J. Schnee	18,833,750	—	—	—	18,833,750
Dr. G.E.D. Brooke	—	—	—	16,629,765	16,629,765
D.S. Janney	—	—	—	37,009,671	37,009,671
Dr. G. Morstyn	—	—	—	—	—
D. Santel	—	—	—	—	—
Dr. J. Cherrington	—	—	—	—	—
Executive Directors
Dr. G.R. Collier	—	—	400,000	(400,000)	—
Dr. D.M. Brown	14,398,297	—	—	(521,745)	13,876,552
Executives
Dr. J. Campbell	5,000	—	—	500	5,500
E. Merrigan	50,000	—	—	5,000	55,000
Dr. A. Craig	—	—	—	—	—
T. Herbert	760,027	—	—	—	760,027
E. Humphriss	—	—	—	—	—
L. Staiger	—	—	—	—	—
T. Trapp	—	—	—	—	—
P. Lynch	—	—	—	—	—
Total	34,147,074	—	400,000	52,733,191	87,280,265

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

23. DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES (CONT)

Net Change Other includes-

Listed options issued as part of the April 2007 Rights Issue to all eligible shareholders including B. Heading, Dr. J. Campbell and E. Merrigan.

D.S. Janney and Dr. G.E.D. Brooke became directors on February 8, 2007 and the shares held by entities in which they hold directorships are added to the total for the year ended June 30, 2007.

All equity transactions with directors and executives other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

(j) Loans to directors and executives

Options granted under the ESOP in 2000 and 2001 contained an issue price which the company, in accordance with the terms of the ESOP, funded via an interest free “off balance sheet” loan to the option holder. The loan is repayable upon the sale of shares obtained through exercise of the options.

Dr. Greg Collier (who was not a director at the time of the grants) received 100,000 options under the ESOP in financial years 2000 and 2001 and, as a result, was given a loan to fund the issue price of these options. Subsequent to the date of these option grants the terms and conditions of the “off balance sheet” loans have not been changed, no repayments have been made and the balance of $96,820 is outstanding at June 30, 2008. Interest not charged for the year ended June 30, 2008 of $3,834 has been included in the Remuneration Report as a non-monetary benefit. (2007: $3,834)

Neither the loans nor equity items relating to these options are included in the company’s financial statements as share price hurdle rates associated with these options have not been achieved.

There are no other loans to specified directors and specified executives and there have been no other loans made to or repaid by specified directors and specified executives during the years ended June 30, 2008 and 2007.

(k) Compensation by Category to Key Management Personnel

JUNE 30	2008	2007	2006
	$	$	$
Short term employee benefits	2,534,826	1,618,956	1,381,433
Post Employment (Superannuation)	144,865	77,600	53,223
Other long-term benefits	—	—	—
Retirement benefits	—	—	—
Share-based Payment	3,065,235	101,016	369,706
	5,744,926	1,797,572	1,804,362

24.          RELATED PARTY DISCLOSURES

Ultimate parent

ChemGenex Pharmaceuticals Limited is the ultimate Australian parent company.

	2008	2007	2006
Transactions by parent with subsidiary companies:
Young Australia for:
Purchase of Intellectual Property from ChemGenex Pharmaceuticals Inc.	—	—	13,471,642
Amount paid to ChemGenex Pharmaceuticals Inc. for research activities	8,859,500	5,566,298	4,541,697
Amount advanced to Autogen Research Pty Ltd for research activities	1,341,929	3,544,823	2,811,456

Amount owing to ChemGenex Pharmaceuticals Inc. as at June 30	(6,677,700)	(3,308,449)	(6,962,919)
Amount owing by Autogen Research Pty Ltd as at June 30	—	24,302,043	20,757,220

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

24.          RELATED PARTY DISCLOSURES (CONT)

Revenues

Mr E. J. Schnee, a director of ChemGenex Pharmaceuticals Limited is also a director of Merck Santé which holds 18,793,750 shares and 4,439,308 options in the company. Merck Santé is party to research and commercialisation agreements with the company’s previously 100% owned subsidiary Autogen Research Pty Limited.  Under these agreements Merck Santé provided research revenue of $Nil to Autogen Research Pty Ltd. (while it was a subsidiary of ChemGenex Pharmaceuticals Limited) during the year ended June 30, 2008. (2007: $331,377)

Expenses

During the year ended June 30, 2008 legal services to the value of $173,111 (2007: $93,282) were provided by McCullough Robertson solicitors, a legal firm of which Mr J.B.L. Heading, a director of ChemGenex Pharmaceuticals Limited, is a partner.

Mr J.B.L. Heading is also a director of two companies that are the joint holders of 5% of the shares of Global Markets Capital Group LLC that provided no advisory and consulting services to the company during the year ended June 30, 2008 but provided services to the value of $200,483 (including share-based compensation of $165,924) during the year ended June 30, 2007. Mr Heading has no beneficial interest in these shareholders.

Mr K.J. Dart a former director of ChemGenex Pharmaceuticals Limited, was also a director and shareholder of Charter Pacific Corporation Limited.  Charter Pacific Corporation Limited is a significant shareholder of Global Markets Capital Group LLC that provided no advisory and consulting services to the company during the year ended June 30, 2008 but provided services to the value of $200,483 (including share-based compensation of $165,924) during the year ended June 30, 2007.

Assets

As at June 30, 2008 and 2007 no related parties had funds owing to ChemGenex Pharmaceuticals Limited as Trade receivables.

Liabilities

Included in Trade and other payables as at June 30, 2008 was an amount of $ Nil owing to McCullough Robertson on normal commercial terms.

Included in Trade and other payables as at June 30, 2007 was an amount of $ 4,494 owing to McCullough Robertson on normal commercial terms.

Deferred revenue

Included in Deferred revenue as at June 30, 2007 was an amount of $165,688 which had been received from Merck Santé for which services contracted had not been provided at that time. These services have since been provided in the year ending June 30, 2008.

Amounts recognised at the reporting date as related party transactions:

Assets and Liabilities	2008	2007
	$	$

Assets

Trade receivables	—	—

Total Assets	—	—
Liabilities
Trade and other payables	—	4,494

Deferred revenue	—	165,688

Total Liabilities	—	170,182

Revenues and Expenses	2008	2007	2006
	$	$

Revenues

Research Revenue	165,688	331,377	1,666,273

Total Revenues	165,688	331,377	1,666,273
Expenses
Legal services provided	173,111	93,282	52,337

Advisory and consulting services provided	—	200,483	53,751

Total Expenses	173,111	293,765	106,088

CHEMGENEX PHARMACEUTICALS LIMITED—IFRS FINANCIAL STATEMENTS

Notes to the Financial Statements

25. AUDITORS’ REMUNERATION

JUNE 30, 2008	Notes	2008	2007	2006
		$	$	$

Amounts received or due and receivable by Ernst & Young Australia for:
Young Australia for:
—an audit or review of the financial report of the entity and any other entity in the consolidated entity		358,500	269,435	212,325
—other services in relation to the entity and any other entity in the consolidated entity:		116,593	—	—
tax advice		475,093	269,435	212,325